Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268525

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

MAXPRO CAPITAL ACQUISITION CORP.

PROSPECTUS FOR UP TO 16,527,525 CLASS A ORDINARY SHARES

10,350,000 WARRANTS AND

10,350,000 CLASS A ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS OF

APOLLOMICS INC.

The board of directors of Maxpro Capital Acquisition Corp., a Delaware corporation (“Maxpro”), has unanimously approved the Business Combination Agreement, dated as of September 14, 2022 (as amended by that certain Amendment No. 1 to Business Combination Agreement, dated as of February 9, 2023, the “Business Combination Agreement”), by and among Maxpro, Apollomics Inc., a Cayman Islands exempted company (“Apollomics”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Apollomics (“Merger Sub”). The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the closing of the Business Combination (the “Closing”), Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following shall occur: (i) effective as of immediately prior to the Closing, Maxpro’s issued and outstanding shares of Class B common stock, par value $0.0001 per share (the “Maxpro Class B Common Stock”), will convert automatically on a one-for-one basis into shares of Maxpro’s Class A common stock, par value $0.0001 per share (the “Maxpro Class A Common Stock,” and, together with the Maxpro Class B Common Stock, the “Maxpro Common Stock”); and (ii) on the date of Closing, Merger Sub will merge with and into Maxpro, following which the separate existence of Merger Sub shall cease and Maxpro shall continue, as a result of which: (A) Maxpro will become a wholly-owned subsidiary of Apollomics; (B) each issued and outstanding unit of Maxpro, consisting of one share of Maxpro Class A Common Stock and one warrant (the “Maxpro Warrants”), shall be automatically detached; (C) in consideration for the acquisition of all of the issued and outstanding Maxpro Class A Common Stock (as a result of the Business Combination), Apollomics will issue one Class A ordinary share, par value $0.0001 per share (“Apollomics Class A Ordinary Shares”) for each share of Maxpro Class A Common Stock acquired by virtue of the Business Combination; and (D) each issued and outstanding Maxpro Warrant to purchase a share of Maxpro Class A Common Stock will be assumed by Apollomics (an “Apollomics Warrant,” which consists of “Apollomics Public Warrants” and “Apollomics Private Warrants,” corresponding to Maxpro’s Public Warrants and Private Warrants, respectively) and will become exercisable for one Apollomics Class A Ordinary Share.

The Business Combination Agreement provides, among other things, that, (i) immediately prior to the Closing, each Apollomics preferred share, par value $0.0001 per share (“Pre-Closing Apollomics Preferred Shares”) will be converted (the “Pre-Closing Conversion”) into one ordinary share of Apollomics, par value $0.0001 per share (“Pre-Closing Apollomics Ordinary Shares”), (ii) immediately following the Pre-Closing Conversion, but prior to the Closing, each issued and outstanding Pre-Closing Apollomics Ordinary Share will be converted (the “Share Split”) into a number of Class B ordinary shares, par value $0.0001 per share (“Apollomics Class B Shares” and, together with the Apollomics Class A Ordinary Shares, the “Post-Closing Apollomics Ordinary Shares”), equal to (as rounded down to the nearest whole number) the product of (A) the number of Apollomics Pre-Closing Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio. The “Exchange Ratio” is equal to 89.9 million Pre-Closing Apollomics Ordinary Shares divided by the aggregate number of fully-diluted Apollomics shares (as further described in the Business Combination Agreement) immediately prior to the Share Split. The Apollomics Class B Shares will be subject to a lock-up whereby such shareholders are prohibited from transferring such shares for a period of six months after the Closing.

In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, will also be adjusted such that each option will (i) have the right to acquire a number of Apollomics Class B Ordinary Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio. The Business Combination Agreement provides that the composition of the Post-Closing Apollomics Ordinary Shares issued in the Share Split may be adjusted by the Apollomics board of directors, in its sole discretion, such that a maximum of 3,100,000 Apollomics Class A Ordinary Shares may be issued in place of Apollomics Class B Ordinary Shares. The Apollomics board of directors may determine to adjust such composition so as to increase the number of registered and tradeable Apollomics Class A Ordinary Shares in Apollomics’ public float at the time of the Closing.

In connection with the Business Combination, on February 9, 2023, Apollomics and certain accredited investors, including Maxpro Investment Co., Ltd., an affiliate of MP One Investment LLC, a Delaware limited liability company, Maxpro’s sponsor (the “Sponsor”) (collectively, the “PIPE Investors”), entered into subscription agreements (the “Subscription Agreements”), pursuant to which the PIPE Investors have subscribed to purchase an aggregate of (i) 230,000 Apollomics Class B Ordinary Shares at $10.00 per share (“PIPE Class B Shares”) and (ii) 2,135,000 Series A Preferred Shares of Apollomics (the “Apollomics Series A Preferred Shares” and, together with the PIPE Class B Shares, the “PIPE Shares”) at $10.00 per share, for gross proceeds to Apollomics of $23,650,000. Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 of such Apollomics Series A Preferred Shares for an aggregate purchase price of $21,000,000. Each Apollomics Series A Preferred Share is convertible, at any time at the option of the holder thereof, into Apollomics Class A Ordinary Shares at an initial conversion ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Upon the fifth anniversary of the date of the Closing, the Apollomics Series A Preferred Shares will automatically convert into Apollomics Class A Ordinary Shares. Each PIPE Investor who subscribes for PIPE Class B Shares will receive one-fourth of one warrant of Apollomics (the “Penny Warrants” and, together with the PIPE Shares, the “PIPE Securities”) for every PIPE Class B Share purchased, each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, as described herein (collectively, the “PIPE Financing”), pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing PIPE Class B Shares on February 9, 2023. The closing of the PIPE Financing is conditioned upon the consummation of the Business Combination.

This proxy statement/prospectus covers the Apollomics Class A Ordinary Shares and Apollomics Public Warrants issuable to the securityholders of Maxpro as described above, as well as the up to 3,100,000 Apollomics Class A Ordinary Shares that may be issued in the Share Split to Apollomics securityholders. Accordingly, we are registering up to an aggregate of 16,527,525 Apollomics Class A Ordinary Shares, 10,350,000 Apollomics Public Warrants, and 10,350,000 Apollomics Class A Ordinary Shares issuable upon the exercise of the Apollomics Public Warrants. We are registering neither the Apollomics Class B Ordinary Shares issuable to the Apollomics securityholders nor the PIPE Securities issuable to the PIPE Investors at this time.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of Maxpro scheduled to be held at 11:00 a.m., Eastern Time, on March 20, 2023, at https://www.cstproxy.com/maxprocapitalacquisition/2023 (the “Special Meeting”). In light of ongoing developments related to the novel coronavirus (“COVID-19”), after careful consideration, Maxpro has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance while safeguarding the health and safety of our stockholders, directors and management team. You are cordially invited to attend the Special Meeting online by visiting https://www.cstproxy.com/maxprocapitalacquisition/2023 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

Although Apollomics is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing, Apollomics will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Apollomics intends to apply for listing of the Apollomics Class A Ordinary Shares and warrants to purchase Apollomics Class A Ordinary Shares (“Apollomics Warrants”) on The Nasdaq Capital Market (“Nasdaq”) under the proposed symbols “APLM” and “APLMW,” respectively, to be effective at the consummation of the Business Combination. It is a condition to the consummation of the Business Combination that each of the Apollomics Class A Ordinary Shares and the Apollomics Warrants is approved for listing on Nasdaq, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by the parties. While trading on Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that Apollomics’ securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page 49 for more information.

Apollomics will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and is therefore eligible to take advantage of certain reduced reporting requirements applicable to other public companies.

Apollomics will also be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Apollomics’ officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Apollomics will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Apollomics is a holding company incorporated in the Cayman Islands with its headquarters in the United States. Apollomics conducts its operations through such U.S. headquarters and one of its wholly-owned subsidiaries in mainland China. Throughout this proxy statement/prospectus, unless the context indicates otherwise, (1) references to “Apollomics” refer to Apollomics Inc., the registrant and the Cayman Islands holding company that is the current holding company of the group, (2) references to “Apollomics US” refer to Apollomics Inc. (formerly known as CBT Pharmaceuticals, Inc.), a California corporation, and the headquarters and a wholly-owned subsidiary of Apollomics, (3) references to “Apollomics AU” refer to Apollomics (Australia) Pty Ltd (formerly known as CBT Pharmaceuticals (Australia) Pty Ltd), an Australian proprietary company registered in Victoria, Australia and a wholly-owned subsidiary of Apollomics, and (4) references to “Apollomics HK” refer to Apollomics (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong, a wholly owned subsidiary of Apollomics, and the intermediary holding company of Apollomics’ two wholly-owned subsidiaries based in mainland China, Zhejiang Crownmab Biotech Co. Ltd. (“Crownmab”) and Zhejiang Crown Bochuang Biopharma Co. Ltd. (“Crown Bochuang,” together with Crownmab, the “PRC Subsidiaries”). Apollomics US and Crownmab conduct Apollomics’ daily business operations. Unlike some other companies with operating subsidiaries in China, Apollomics’ corporate structure does not contain any variable interest entities (“VIEs”), and Apollomics has no intention of establishing or utilizing any VIEs in China in the future. As a result, the accompanying proxy statement/prospectus has neither a description of a VIE structure sometimes associated with companies with operations in China nor does it describe the risks associated with such a corporate structure. For a diagram depicting Apollomics’ corporate structure, see “Summary — The Proposals to be Submitted at the Special Meeting — Proposal No. 1 — The Business Combination Proposal.”

Investors in Apollomics’ securities are investing in a Cayman Islands holding company rather than securities of its operating subsidiaries. Such structure involves unique risks to investors. In particular, because some of the operations of Apollomics are conducted in mainland China through its PRC Subsidiaries, Apollomics faces various legal and operational risks associated with doing business in Greater China (as defined in this proxy statement/prospectus). For a detailed description of the risks related to Apollomics’ holding company structure and doing business in Greater China, see “Risk Factors — Risks Related to Doing Business in Greater China.” These risks arise from, among other things, the People’s Republic of China (the “PRC”) governmental authorities’ significant oversight and discretion over the business and financing activities of the

PRC Subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies, uncertainties and inconsistencies regarding the interpretation and enforcement of laws and regulations, potential difficulties or delays in obtaining necessary regulatory approvals, and increasing oversight on cybersecurity and data privacy and potential anti-monopoly actions related to the PRC government’s recently issued statements and instituted regulatory actions. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in the PRC with little advance notice, including adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by Apollomics’ PRC counsel, JunHe LLP, Apollomics does not believe that it is directly subject to these regulatory actions or statements, as its business does not involve any other type of restricted industry, and neither Apollomics nor any of its PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. Because these statements and regulatory actions are new, however, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on the daily business operations of Apollomics’ PRC subsidiaries or their ability to accept foreign investments and the value of Apollomics’ securities post-Closing. These risks could result in a material change in the post-combination operations of Apollomics’ PRC Subsidiaries, limit or hinder their abilities to accept foreign investments, and impact Apollomics’ ability to list on a U.S. or other foreign stock exchange and to offer or continue to offer securities to foreign investors, which could cause the value of Apollomics’ securities to significantly decline or become worthless.

With a holding company structure, Apollomics is subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional restrictions under new PRC laws and regulations that may come into effect in the future. For example, Apollomics’ PRC Subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; each of the PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; the PRC Subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; a withholding tax, at the rate of 10% or lower, is payable by the PRC Subsidiaries upon dividend remittance; approval from or registration with competent PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies; loans by Apollomics to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (the “SAFE”); and any capital contribution from Apollomics to its PRC Subsidiaries is required to be registered with the competent PRC government authorities.

As of the date of this proxy statement/prospectus, neither Apollomics nor any of its subsidiaries have made any dividends or distributions to their respective parent companies or to any investor, and the only transfers of cash among Apollomics and its subsidiaries have been from Apollomics to its subsidiaries for investments in its subsidiaries and for its subsidiaries’ working capital needs. As of June 30, 2022, Apollomics has transferred an aggregate of approximately $125.7 million through regular commercial banks via wire transfer (“in cash”) to Apollomics US as capital injection, cash advanced for working capital and payments for the services fee, an aggregate of approximately $13.1 million in cash to Apollomics AU as capital injection, an aggregate of approximately $20.3 million in cash to Apollomics HK as capital injection and cash advanced for working capital, and an aggregate of approximately $50.0 million ($10.5 million of which was transferred directly and $39.5 million of which was transferred through Apollomics HK) to its PRC subsidiaries in cash as capital injections. Other than the above transfers, there have been no transfers of any type of assets among Apollomics and its subsidiaries. Since Apollomics’ inception, no cash has been transferred from any of Apollomics’ subsidiaries to Apollomics, and there has also been no cash transferred amongst the Apollomics’ subsidiaries. See Apollomics’ audited historical consolidated financial statements included elsewhere in this proxy statement/prospectus. Any determination to pay dividends post-Closing will be at the discretion of Apollomics’ board of directors. Currently, Apollomics does not anticipate that it would distribute earnings even after Apollomics becomes profitable and generates cash flows from operations. Apollomics does not currently have any cash management policy that dictates how funds must be transferred between Apollomics and its subsidiaries, or among its subsidiaries. If needed, Apollomics may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions or loans in accordance with the charter of the relevant subsidiaries and in compliance with applicable local laws and regulations. As an offshore holding company, Apollomics may use the proceeds of its offshore fund-raising activities to provide loans or make capital contributions to its subsidiaries, in each case subject to the satisfaction of government reporting, registration and approvals. Loans by Apollomics to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its subsidiaries in China and Hong Kong are subject to the requirement of making necessary registration with competent governmental authorities in China and Hong Kong, respectively. For a detailed description of the restrictions and related risks, see “Risk Factors — Risks Related to Doing Business in Greater China — Risks Related to Changing Laws and Government Control — Government control of currency conversion of and regulations on loans to, and direct investment in, PRC entities by offshore holding companies may delay us from making loans or additional contributions to our PRC subsidiaries, which could restrict our ability to utilize the proceeds from the Business Combination effectively and affect our ability to fund and expand our business.”

In addition, Apollomics is subject to potential prohibitions and restrictions under the Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations. Pursuant to the HFCAA and its amendment, if a company has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the SEC will identify such company as a “Commission-identified Issuer,” and the trading of the securities of such company on the U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if the company is identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued a report on its determination that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. Apollomics’ auditors, Deloitte Touche Tohmatsu Certified Public Accountants LLP, headquartered in mainland China, were subject to the PCAOB December 16, 2021, determination that the PCAOB was unable to inspect Apollomics’ auditors completely. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP Agreement”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People’s Republic of China, the PRC authorities governing inspections and investigations of audit firms based in China, which agreement establishes a framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate audit firms based in mainland China or Hong Kong and vacated its December 16, 2021 determination to the contrary. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect Apollomics’ ability to maintain the listing of its securities on the U.S. national securities exchanges, including Nasdaq, and the trading of Apollomics’ securities in the over-the-counter trading market, if Apollomics continues to use an accounting firm headquartered in mainland China or Hong Kong. Additionally, each year, the PCAOB will reassess and determine whether it has complete access to inspect and investigate the accounting firms in mainland China or Hong Kong, among other foreign jurisdictions. If PCAOB determines that it is unable to inspect Apollomics’ auditors completely, the lack of PCAOB inspection could deprive investors of the benefits of such inspections and the inability to inspect could cause Apollomics’ securities to be delisted under the HFCAA and related regulations. The delisting or prohibition of trading of Apollomics’ securities, if Apollomics’ securities are unable to be listed on another securities exchange by then, would substantially impair your ability to sell or purchase Apollomics’ securities when you wish to do so, and the risk and uncertainty associated with a potential delisting or prohibition of trading would have a negative impact on the price of Apollomics’ securities. For a detailed description of the related risks, see “Risk Factors — Risks Related to Doing Business in Greater China — Risks Related to Access to Information and Regulatory Oversight — Apollomics’ audit report to be included in our proxy statement/prospectus was prepared by an auditor located in mainland China which the PCAOB previously was not able to be inspect or investigate completely due to positions previously taken by the PRC and HKSAR regulatory authorities. Under the HFCAA, Apollomics’ ability to maintain the listing of its securities on Nasdaq and the trading of its securities in the U.S. markets may be dependent on the PCAOB’s continued access to inspect Apollomics’ independent auditor.”

The accompanying proxy statement/prospectus provides Maxpro stockholders with detailed information about the Business Combination and other matters to be considered at the Special Meeting of Maxpro’s stockholders. We encourage you to carefully read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 52 of the accompanying proxy statement/prospectus.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated February 28, 2023, and is first being mailed to Maxpro stockholders on or about March 1, 2023.

MAXPRO CAPITAL ACQUISITION CORP.

5/F-4, No. 89

Songren Road, Xinyi District

Taipei City, Taiwan 11073

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 20, 2023

To the Stockholders of Maxpro Capital Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders of Maxpro Capital Acquisition Corp., a Delaware corporation, which, in light of public health concerns regarding the coronavirus (COVID-19) pandemic, will be held in virtual format on March 20, 2023, at 11:00 a.m., Eastern time. The Special Meeting can be accessed by visiting https://www.cstproxy.com/maxprocapitalacquisition/2023, where you and your proxyholder will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen to the Special Meeting by dialing 1 800-450-7155 (toll-free within the U.S. and Canada) or +1 857-999-9155 (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is 3457934#, but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.

You are cordially invited to attend the Special Meeting, which will be held for sole purpose of considering and voting upon the following proposals:

1.

The Business Combination Proposal — To consider and vote upon a proposal to approve the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the Business Combination whereby Merger Sub will merge with and into Maxpro on the Closing Date, with Maxpro continuing as the surviving corporation and, ultimately, a direct, wholly-owned subsidiary of Apollomics. We refer to this proposal as the “Business Combination Proposal.”

2.

The Advisory Charter Proposals — To consider and vote upon proposals to approve and adopt, on a non-binding advisory basis, certain governance provisions in the proposed memorandum and articles of association of Apollomics Inc. post-closing (the “Proposed MAA”), which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as three sub-proposals:

A.

Proposal No. 2A: A proposal to increase the total number of authorized shares to 650,000,000 shares, consisting of (i) 500,000,000 Apollomics Class A Ordinary Shares of par value $0.0001, (ii) 100,000,000 Apollomics Class B Ordinary Shares of par value $0.0001, and 50,000,000 Apollomics Preference Shares of par value $0.0001;

B.

Proposal No. 2B: A proposal to require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting, to make amendments to the Proposed MAA;

C.

Proposal No. 2C: A proposal to provide that directors may only be removed for cause and by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting.

We refer to these proposals as the “Advisory Charter Proposals.”

3.

The Stockholder Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Business Combination Proposal or Maxpro determines that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived. We refer to this proposal as the “Stockholder Adjournment Proposal” and, together with the Business Combination Proposal and the Advisory Charter Proposals, as the “Stockholder Proposals.”

The board of directors of Maxpro has fixed the close of business on February 16, 2023 as the record date for the determination of the stockholders of Maxpro entitled to receive notice of the Special Meeting. Only Maxpro stockholders of record at the close of business on the record date for the Special Meeting are entitled to notice of the Special Meeting and any adjournment or postponement of the Special Meeting. Only Maxpro stockholders of record at the close of business on the record date for the Special Meeting are entitled to vote at the Special Meeting and any adjournment or postponement of the Special Meeting.

All Maxpro stockholders are cordially invited to attend the Special Meeting in virtual format. Maxpro stockholders may attend, vote and examine the list of Maxpro stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/maxprocapitalacquisition/2023 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you sold or transferred your shares after the record date, it is still important that you vote.

After careful consideration, our board of directors has determined that the Stockholder Proposals are fair to and in the best interests of Maxpro and its stockholders and unanimously recommends that the holders of Maxpro common stock entitled to vote on the Stockholder Proposals, vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Advisory Charter Proposals and “FOR” the Stockholder Adjournment Proposal, if presented.

The Business Combination Proposal must be approved in order for Maxpro to complete the Business Combination contemplated by the BCA. The Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Maxpro Class A common stock and Maxpro Class B common stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal. The Advisory Charter Proposals and the Stockholder Adjournment Proposal require the affirmative vote of a majority of the voting power of the shares of Maxpro Class A common stock and Maxpro Class B common stock, present in person or represented by proxy and entitled to vote thereon, voting together as a single class. Abstentions will have the same effect as a vote “AGAINST” the Advisory Charter Proposals and the Stockholder Adjournment Proposal but broker non-votes will have no effect on such proposals.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Laurel Hill Advisory Group, LLC, toll-free at 855-414-2266.

Thank you for your participation. We look forward to your continued support.

Sincerely,

/s/ Hung-Jung (Moses) Chen
Hong - Jung (Moses) Chen
February 28, 2023	Chief Executive Officer and Chairman

If you return your signed proxy without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

Pursuant to Maxpro’s charter, a holder of (a “Public Stockholder”) of shares of Maxpro Class A Common Stock issued in Maxpro’s initial public offering (the “Public Shares”) may request that Maxpro redeem all or a portion of such Public Stockholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)

hold Public Shares or hold Public Shares through Maxpro Units and you elect to separate your Maxpro Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)

prior to 5:00 p.m., Eastern Time, on March 16, 2023 (two business days prior to the scheduled vote at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Maxpro’s transfer agent (the “Transfer Agent”), that Maxpro redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

As noted above, holders of Maxpro Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Maxpro Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Maxpro Units into the underlying Public Shares and Public Warrants, or if a holder holds Maxpro Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public Stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Maxpro will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of February 16, 2023, this would have amounted to approximately $10.55 per Public Share.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Maxpro unless the Maxpro Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Maxpro will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Special Meeting of Maxpro Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. If the Business Combination is not completed, such Public Shares will not be redeemed for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Immediately following the consummation of the Business Combination, Maxpro will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Stockholders that validly exercised their redemption rights.

Holders of Maxpro’s Private Placement Units will not have redemption rights with respect to any of those securities (including any shares underlying such Private Placement Units).

i

ii

iii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC, by Apollomics, constitutes a prospectus of Apollomics under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Apollomics Class A Ordinary Shares and the Apollomics Public Warrants to be issued to the securityholders of Maxpro, and the Apollomics Class A Ordinary Shares underlying such Apollomics Public Warrants if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Special Meeting at which Maxpro stockholders will be asked to consider and vote on a proposal to approve the Business Combination by the approval and adoption of the BCA, among other matters.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

PRESENTATION OF APOLLOMICS’ FINANCIAL INFORMATION

All of Apollomics’ financial information included in this proxy statement/prospectus is presented in U.S. dollars, except as otherwise indicated. Apollomics’ financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, Apollomics’ financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP.

INDUSTRY AND MARKET DATA

This proxy statement/prospectus contains industry data, information and statistics regarding the markets in which Apollomics operates as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with Apollomics’ own internal estimates and information obtained from other sources, taking into account publicly available information about other industry participants and Apollomics management’s judgment where information is not publicly available. This information appears in “Summary of the Proxy Statement/Prospectus,” “Apollomics’ Business” and “Apollomics’ Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other sections of this proxy statement/prospectus.

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

Apollomics and Maxpro and their respective subsidiaries own or have proprietary rights to trademarks, trade names and service marks used in this proxy statement/prospectus in connection with the operation of their businesses, many of which are registered under applicable intellectual property laws. In addition, their names, logos and website names and addresses are their trademarks or service marks, Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the “®” or “™” symbols, but the lack of such symbols is not intended to indicate, in any way, that we or the owners will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. The use or display herein of other companies’ trademarks, trade names or service marks is not intended to imply a relationship with, or endorsement or sponsorship of Apollomics or Maxpro by, any other companies, or a sponsorship or endorsement of any such other companies by Apollomics or Maxpro. Each trademark, trade name or service mark of any other company appearing in this proxy statement/prospectus is the property of its respective holder.

FREQUENTLY USED TERMS

The following terms used in this proxy statement/prospectus have the meanings indicated below:

Term	Description
2023 Incentive Plan	The Post-Closing Apollomics 2023 Omnibus Incentive Plan.

Apollomics	Apollomics Inc., a Cayman Islands exempted company.

Apollomics Board	The board of directors of Apollomics.

Apollomics Class A Ordinary Shares

Each share of Maxpro Class A Common Stock that is issued and outstanding and has not been redeemed will be converted into the right to receive one Apollomics ordinary share designated as a Class A ordinary share in Apollomics’ organizational documents, par value $0.0001 per Class A share.

Apollomics Class B Ordinary Shares

Immediately following the Pre-Closing Conversion but prior to the Closing, each Apollomics Ordinary Share that is issued and outstanding will be converted into a number of Apollomics ordinary shares designated as Class B ordinary shares in Apollomics’ organizational documents, par value $0.0001 per Class B share.

Apollomics Series A Preferred Shares	Series A Preferred Shares, par value $0.0001 per Series A Preferred Share, issued to certain PIPE Investors pursuant to the Subscription Agreements.

Apollomics Shareholder	Any holder of a Pre-Closing Apollomics Ordinary Share.

Apollomics Warrants	Warrants to purchase Apollomics Class A Ordinary Shares, including those issued in exchange for Maxpro Warrants in connection with the Business Combination and the Penny Warrants.

BCA	The Business Combination Agreement, dated as of September 14, 2022, by and among Maxpro, Apollomics and Merger Sub, as amended by that certain Amendment No. 1 to Business Combination Agreement, dated as of February 9, 2023.

Business Combination	The transactions contemplated by the BCA.

Business Combination Proposal	The proposal to approve and adopt the BCA.

Cayman Island Companies Act	The Companies Act (As Revised) of the Cayman Islands.

China or PRC	People’s Republic of China, but for the purposes of this proxy statement/prospectus and for geographical reference only, except where the context requires otherwise, references in this proxy statement/prospectus to the PRC or China do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan Region.

Term	Description

Closing	The closing of the Business Combination.

Closing Date	The date on which the Closing is completed.

Code	The U.S. Internal Revenue Code of 1986, as amended.

Completion Window	The 12-month period from the closing of Maxpro’s initial public offering during which Maxpro must complete an initial business combination (or the 15- or 18-month period from the closing of Maxpro’s IPO, as applicable, if the Sponsor elects to extend the period of time Maxpro has to complete an initial business combination by depositing $1,035,000 into the Trust Account for each 3-month extension), or such other extended time period pursuant to an amendment to the Maxpro Charter. The date by which Maxpro must complete an initial business combination has been extended twice, to April 13, 2023, and an additional $2,070,000 has been deposited into the Trust Account in connection with such extensions.

COVID-19	A strain of the coronavirus and the infectious disease caused by it.
DGCL	The Delaware General Corporation Law as the same may be amended from time to time.

EPA	The Environmental Protection Agency.

Exchange Act	The Securities Exchange Act of 1934, as amended.

Exchange Ratio	89.9 million Apollomics Ordinary Shares divided by the aggregate number of fully-diluted Apollomics shares immediately prior to the Share Split.

FDA	The U.S. Food and Drug Administration.

FDC Act	The Federal Food, Drug, and Cosmetic Act.

Founder Shares	Maxpro’s Class B common stock, par value $0.0001 per share.

Greater China	For the purpose of this proxy statement/prospectus, China, Hong Kong, and Macau.

HKSAR	Hong Kong Special Administrative Region

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

IPO	Maxpro’s initial public offering of Maxpro Units, consummated on October 13, 2021.

Investment Company Act	The Investment Company Act of 1940, as amended.

IRS	The U.S. Internal Revenue Service.

JOBS Act	The Jumpstart Our Business Startups Act of 2012, as amended.

Term	Description

Maxpro	Maxpro Capital Acquisition Corp., a Delaware corporation.

Maxpro Board	The board of directors of Maxpro.

Maxpro Charter	Maxpro’s second amended and restated certificate of incorporation, dated October 7, 2021.

Maxpro Class A Common Stock	Maxpro’s Class A common stock, par value $0.0001 per share.

Maxpro Common Stock	The Maxpro Class A Common Stock and the Founder Shares.

Maxpro Warrants	Warrants to purchase shares of Maxpro Class A Common Stock as contemplated under the Maxpro Warrant Agreement, with each whole warrant exercisable for one share of Maxpro Class A Common Stock at an exercise price of $11.50 per whole share.

Maxpro Unit	The units sold in the IPO, consisting of one share of Maxpro Class A Common Stock and one Public Warrant.

Merger Sub	Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Apollomics.

Minimum Cash Condition	The condition that, as of immediately prior to the Closing, the amount of cash available from (x) Maxpro’s trust account, after deducting any amounts required to satisfy Maxpro’s obligations to its stockholders that exercise their rights to redeem their shares of Maxpro Class A Common Stock pursuant to Maxpro’s second amended and restated certificate of incorporation (but prior to the payment of any expenses relating to the Business Combination) and (y) the aggregate proceeds from any PIPE Financing, is equal to at least $20,000,000.

Nasdaq	The Nasdaq Capital Market.

NMPA	National Medical Product Administration of China.

Penny Warrant Agreement	The Warrant Agreement, dated as of February 9, 2023, by and between Apollomics and certain of the PIPE Investors, containing the terms and conditions of the Penny Warrants issued in connection with the PIPE Financing.

Penny Warrants	Warrants of Apollomics issued to subscribers of PIPE Class B shares pursuant to the Subscription Agreements, each exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share.

Term	Description

PIPE Financing	The investment by the PIPE Investors pursuant to the Subscription Agreements.

PIPE Class B Shares	The Apollomics Class B Ordinary Shares issued to certain PIPE Investors pursuant to the Subscription Agreements.

PIPE Investors	The accredited investors participating in the PIPE Financing pursuant to the Subscription Agreements.

PIPE Securities	Collectively, the PIPE Class B Shares and the Apollomics Series A Preferred Shares issued pursuant to the Subscription Agreements and the Penny Warrants issued pursuant to the Penny Warrant Agreement.

Post-Closing Apollomics	Apollomics after the consummation of the Business Combination.

Post-Closing Apollomics Ordinary Shares	Apollomics Class A Ordinary Shares together with Apollomics Class B Ordinary Shares, following the consummation of the Business Combination.

Pre-Closing Apollomics Ordinary Shares	Apollomics ordinary shares, par value $0.0001 per share, prior to the Closing.

Pre-Closing Apollomics Preferred Shares	Apollomics preferred shares, par value $0.0001 per share, prior to the Closing.

Pre-Closing Conversion	Immediately prior to the Closing, (i) each Apollomics Preferred Share will be converted into one Apollomics Ordinary Share in accordance with Apollomics’ organizational documents.

Private Placement Units	The units, consisting of one share of Maxpro Class A Common Stock and one Private Warrant, sold by Maxpro to the Sponsor simultaneously with the consummation of the IPO.

Private Shares	The shares of Maxpro Class A Common Stock included in the units sold to the Sponsor in a private placement, which closed simultaneously with the IPO.

Private Warrants	The warrants included in the units sold to the Sponsor in a private placement, which closed simultaneously with the IPO.

Proposed MAA	The sixth amended and restated memorandum and articles of association of Apollomics to be effective at the time of consummation of the Business Combination, which are attached hereto as Annex B.

Public Shares	The shares of Maxpro Common Stock issued as part of the Maxpro Units sold in the IPO.

Public Stockholders	All holders of the Public Shares.

Term	Description

Public Warrants	The warrants included in the Maxpro Units sold in the IPO.

SEC	The U.S. Securities and Exchange Commission.

Securities Act	The U.S. Securities Act of 1933, as amended.

Share Split	Immediately following the Pre-Closing Conversion but prior to the Closing, each Apollomics Ordinary Share that is issued and outstanding will be converted into a number of Apollomics Class B Ordinary Shares equal to the Exchange Ratio. The BCA provides that the Apollomics Board, in its sole discretion, that the composition of the Post-Closing Apollomics Ordinary Shares issued in the Share Split may be adjusted such that a maximum of 3,100,000 Apollomics Class A Ordinary Shares may be issued in place of Apollomics Class B Ordinary Shares.

Sponsor	MP One Investment LLC, a Delaware limited liability company.

Sponsor Parties	The Sponsor and officers and directors of Maxpro who received Founder Shares in connection with Maxpro IPO and entered into the Sponsor Support Agreement in connection with the Business Combination.

Stockholder Adjournment Proposal	The proposal to adjourn the Special Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Maxpro that more time is necessary or appropriate to approve one or more proposals at the Special Meeting.
Special Meeting	The special meeting in lieu of the 2022 annual meeting of the stockholders of Maxpro that is the subject of this proxy statement/prospectus.

Transfer Agent	Continental Stock Transfer & Trust Company.

Trust Account	The trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Units.

Trustee	Continental Stock Transfer & Trust Company.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide Apollomics’ current expectations or forecasts of future events. Forward-looking statements include statements about Apollomics’ expectations, beliefs, plans, goals, objectives, intentions, assumptions and other statements that are not historical facts. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Apollomics’ and Maxpro’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: plans for preclinical studies, clinical trials and research and development programs; the anticipated timing of the results from those studies and trials; expectations regarding regulatory approvals; Apollomics’ and Maxpro’s expectations with respect to future performance and anticipated financial impacts of the Business Combination; the satisfaction of the closing conditions to the Business Combination; and the timing of the completion of the Business Combination. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable by Apollomics and its management, and Maxpro and its management, as the case may be, are inherently uncertain. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Apollomics’ and Maxpro’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apollomics and Maxpro.

Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections entitled “Apollomics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Maxpro’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Information about Maxpro” and “Information about Apollomics.” The risks and uncertainties include, but are not limited to:

•

the ability of the parties to successfully and timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained or delayed, the failure to meet the Minimum Cash Condition or that the approval of stockholders of Maxpro is not obtained;

•

the ability of Apollomics and Maxpro prior to the Business Combination, and Apollomics following the Business Combination, to realize the benefits expected from the Business Combination, and obtain and maintain the listing of the Apollomics Class A Ordinary Shares on Nasdaq following the Business Combination;

•

changes in global, regional or local business, market, financial, political and legal conditions, including the development, effects and enforcement of laws and regulations and the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities;

•

changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA;

•	Apollomics’ success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;

•	factors relating to the business, operations and financial performance of Apollomics, including, but not limited to:

•	Apollomics’ ability to achieve successful clinical results;

•	Apollomics currently has no products approved for commercial sale;

•	Apollomics’ ability to obtain regulatory approval for its products, and any related restrictions or limitations of any approved products;

•	Apollomics’ ability to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects;

•	Apollomics’ ability to commercialize product candidates and achieve market acceptance of such product candidates;

•	Apollomics’ success is dependent on drug candidates which it licenses from third parties;

•	Apollomics’ ability to respond to general economic conditions;

•

Apollomics’ has incurred significant losses since inception, and it expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;

•

Apollomics requires substantial additional capital to finance its operations, and if it is unable to raise such capital when needed or on acceptable terms, it may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts; and

•	Apollomics’ ability to develop and maintain effective internal controls;

•	risks related to the ongoing COVID-19 pandemic and response;

•	assumptions regarding interest rates and inflation;

•	competition and competitive pressures from other companies worldwide in the industries in which Apollomics will operate;

•	litigation and the ability to adequately protect Apollomics’ intellectual property rights; and

•	other factors detailed under the section entitled “Risk Factors.”

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement/prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Apollomics undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Apollomics describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus.

In addition, statements that “Apollomics believes” and similar statements reflect Apollomics’ beliefs and opinions on the relevant subject. These statements are based on information available to Apollomics as of the date of this proxy statement/prospectus. And while Apollomics believes that information provides a reasonable basis for these statements, that information may be limited or incomplete. Apollomics’ statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although Apollomics believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Apollomics nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this proxy statement/prospectus and any subsequent written or oral forward-looking statements that may be issued by Apollomics or persons acting on its behalf.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting of Maxpro, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to Maxpro stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Q.	Why am I receiving this proxy statement/prospectus?

A.

You are receiving this proxy statement/prospectus in connection with the Special Meeting of Maxpro. Maxpro is holding the Special Meeting to consider and vote upon the Stockholder Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Maxpro’s stockholders are being asked to consider and vote upon the Stockholder Proposals described below.

The presence, in person or by proxy, of Maxpro stockholders representing a majority of the issued and outstanding common stock on the Record Date and entitled to vote on the Stockholder Proposals to be considered at the Special Meeting, will constitute a quorum for the Special Meeting.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q.	When and where will the Special Meeting be held?

A.

The Special Meeting will be held at 11:00 a.m. Eastern Time on March 20, 2023 via live webcast at https://www.cstproxy.com/maxprocapitalacquisition/2023. Only stockholders who held common stock of Maxpro at the close of business on February 16, 2023 will be entitled to vote at the Special Meeting and at any adjournments and postponements thereof.

Q.	What matters will stockholders consider at the Special Meeting?

A.	At the Maxpro Special Meeting, Maxpro will ask its stockholders to vote in favor of the following proposals (the “Stockholder Proposals”):

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The Business Combination Proposal — a proposal to approve the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated therein, including the Business Combination whereby Merger Sub will merge with and into Maxpro on the Closing Date, with Maxpro continuing as the surviving corporation and, ultimately, a direct, wholly-owned subsidiary of Apollomics.

•

The Advisory Charter Proposals — proposals to approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed MAA, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as three sub-proposals: (A) Proposal No. 2A: A proposal to increase the total number of authorized shares to 650,000,000 shares, consisting of (i) 500,000,000 Apollomics Class A Ordinary Shares of par value $0.0001, (ii) 100,000,000 Apollomics Class B Ordinary Shares of par value $0.0001, and 50,000,000 Apollomics Preference Shares of par value $0.0001; (B) Proposal No. 2B: A proposal to require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting to make amendments to the Proposed MAA; and (C) Proposal No. 2C: A proposal to provide that directors may only be removed for cause and by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting.

•

The Stockholder Adjournment Proposal — a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Business Combination Proposal or Maxpro determines that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived.

Q.	Are the proposals conditioned on one another?

A.

The closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal. Neither the Advisory Charter Proposals nor the Stockholder Adjournment Proposal is conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q.	What vote is required to approve the Stockholder Proposals?

A.

The Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Maxpro Class A common stock and Maxpro Class B common stock, voting together as a single class. The Advisory Charter Proposals and the Stockholder Adjournment Proposal require the affirmative vote of a majority of the voting power of the shares of Maxpro Class A common stock and Maxpro Class B common stock, present in person or represented by proxy and entitled to vote thereon, voting together as a single class. Pursuant to the Sponsor Support Agreement, in the form attached to this proxy statement/prospectus as Annex D, the Sponsor has agreed to vote its Founders Shares and Private Shares in favor of the BCA and the transactions contemplated by the BCA. As a result, only 3,662,113 more of the outstanding Maxpro Public Shares, or 35.4%, need to be voted in favor in order to approve the BCA.

Q.	What will happen upon the consummation of the Business Combination?

A.	See “Proposal No. 1 — The Business Combination Proposal” for further information on the consideration being paid in the Business Combination.

Q.	How has the announcement of the business combination affected the trading price of the Maxpro Common Stock?

A.

On September 13, 2022, the trading date before the public announcement of the business combination, Maxpro Units, Maxpro Class A common stock and Maxpro Warrants closed at $10.13, $10.09 and $0.075, respectively. On February 27, 2023, the trading date immediately prior to the date of this proxy statement, Maxpro Units, Maxpro Class A common stock and Maxpro Warrants closed at $10.53, $10.48 and $0.09, respectively.

Q.	What are the U.S. federal income tax consequences of the Business Combination to U.S. investors of Maxpro Class A Common Stock and/or Maxpro Warrants?

A.

The material U.S. federal income tax considerations that may be relevant to you in respect of the Merger are discussed in more detail in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the Merger.” It is the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Maxpro, that the Merger more likely than not qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and/or the Merger, the Pre-Closing Conversion, the Share Split and the PIPE Financing, collectively, more likely than not constitutes an integrated transaction described in Section 351 of the Code, subject to the limitations and qualifications described in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the Merger” and in the U.S. federal income tax opinion filed as Exhibit 8.1. However, there are significant factual and legal uncertainties as to whether the Merger qualifies for such intended tax treatment, including with respect to facts which will not be known until or following the closing of the Business Combination, and despite the parties’ intention as stated in the BCA that the Merger qualify as part of a transaction described under Section 351 of the Code and/or as a “reorganization,” no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position.

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances, may impose additional requirements for certain U.S. Holders (as defined in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders”) to qualify for tax-deferred treatment (i) with respect to the exchange of Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares in the Merger under Section 368(a) of the Code or Section 351(a) of the Code and (ii) with respect to the exchange of Maxpro Warrants for Apollomics Warrants in the Merger under Section 368(a) of the Code.

The tax consequences of the Business Combination are uncertain and will also depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Business Combination for U.S. Holders of Maxpro Class A Common Stock and/or Maxpro Warrants, including the application of Section 367(a) of the Code, see the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the Merger.” If you are a U.S. Holder whose Maxpro Class A Common Stock and/or Maxpro Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations.”

Q.	Why is Maxpro proposing the Business Combination Proposal?

A.

Maxpro was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Since Maxpro’s organization, the Maxpro team has sought to identify suitable candidates in order to effect such a transaction. In its review of Apollomics, the Maxpro Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the Maxpro Board has determined that the Business Combination presents a highly-attractive business combination opportunity and is in the best interests of Maxpro stockholders. The Maxpro Board believes that, based on its review and consideration, the Business Combination with Apollomics presents an opportunity to increase stockholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Maxpro shareholder approval of the Business Combination is required by the BCA. See the section entitled “Proposal No.1 — The Business Combination Proposal — The Maxpro Board’s Reasons for the Approval of the Business Combination” for more details.

Under Maxpro’s second amended and restated certificate of incorporation, Maxpro must provide all Public Stockholders with the opportunity to have their Public Shares redeemed for cash upon the consummation of Maxpro’s initial business combination in conjunction with a stockholder vote. See the section entitled “Special Meeting of Maxpro Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Q.	Why is the Maxpro proposing the Advisory Charter Proposals?

A.

Maxpro is requesting its stockholders vote upon, on a non-binding advisory basis, a series of proposals to approve certain amendments contained in the Proposed MAA that materially affect stockholder rights. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposals, but pursuant to SEC guidance, Maxpro is required to submit these provisions to its stockholders separately for approval. Please see the section entitled “Proposal No. 2 — The Advisory Charter Proposals” for additional information.

Q.	What equity stake will current Maxpro stockholders, the PIPE Investors and Apollomics Shareholders have in the Post-Closing Apollomics?

A.

The equity stake held by non-redeeming Public Stockholders, the PIPE Investors, Apollomics Shareholders and the Sponsor in Post-Closing Apollomics immediately following consummation of the Business Combination will depend on the number of redemptions from the Trust Account by Public Stockholders at the Closing as well as various other factors, as described in the assumptions set forth below. Approximate equity stakes for each of these shareholder groups upon consummation of the Business Combination, and their corresponding approximate collective voting power in Post-Closing Apollomics, are set forth in the table below in respect of five redemption scenarios: (1) “Scenario A,” in which there are no redemptions of Maxpro Public Shares; (2) “Scenario B,” in which 25% of Maxpro Public Shares are redeemed; (3) “Scenario C,” in which 50% of Maxpro Public Shares are redeemed, and (4) “Scenario D,” in which 75% of Maxpro Public Shares are redeemed, and (5) “Scenario E,” in which all of Maxpro Public Shares are redeemed. All else being equal, if any Public Stockholders exercise their redemption rights, then the percentage of Post-Closing Apollomics Ordinary Shares held collectively by all non-redeeming Public Stockholders will decrease and the percentage of Post-Closing Apollomics Ordinary Shares held by Apollomics Shareholders and the Sponsor will increase, in each case, relative to the percentage held if no Public Shares are redeemed.

In an effort to present possible sources of dilution and the extent of such dilution that non-redeeming Public Stockholders could experience, each of the scenarios below assumes (i) that no additional shares of Maxpro Common Stock are issued prior to Closing, (ii) assumes there is no exercise of any options to purchase Post-Closing Apollomics Ordinary Shares that will be outstanding immediately following the Business Combination, whether such options are issued under the 2023 Incentive Plan or otherwise, (iii) the consummation of the PIPE Financing and the issuance of the PIPE Securities to the PIPE Investors, including the shares issuable upon conversion of Apollomics Series A Preferred Shares and exercise of Penny Warrants (iv) the issuance of Apollomics Ordinary Shares upon the exercise of Apollomics Warrants, but does not assume the issuance of any shares in connection with the conversion or other awards in connection with the 2023 Incentive Plan following the Business Combination.

The table set forth below also states the anticipated pro forma equity value of Post-Closing Apollomics for each of the scenarios described above. These pro forma equity values reflect an assumed price for Post-Closing Apollomics Ordinary Shares of $10.00 per share, being the price per share negotiated with Apollomics and set forth in the BCA for Post-Closing Apollomics Ordinary Shares to be issued to the existing Apollomics Shareholders immediately prior to the Closing. The pro forma equity values include the equity consideration to be issued to Apollomics Shareholders at Closing (being approximately 85,068,984 Post-Closing Apollomics Ordinary Shares, or approximately $850.7 million, net of exercise proceeds of approximately $48.3 million for the 4,831,016 pre-closing vested options from the total $899.0 million in consideration, based on the assumed price of $10.00 per share) but do not include equity consideration payable to the holders of outstanding Apollomics options. The number of Public Shares redeemed by Public Stockholders with cash from the Trust Account at Closing is not, all else being equal, expected to materially affect the equity value per share of Post-Closing Apollomics Ordinary Shares held by non-redeeming Public Stockholders at the time immediately following the Closing, as each redemption will result in (x) the cancellation of one Public Share, and (y) the payment of approximately $10.55 to the redeeming Public Stockholder (given that, based on funds in the Trust Account of $109.2 million on the Record Date, the estimated per share redemption price would have been approximately $10.55) and, accordingly, such funds will not be available to Post-Closing Apollomics or reflected in its financial statements following the Closing. You should note, however, that the level of redemptions of Public Shares from the Trust Account may affect the market price for Post-Closing Apollomics Ordinary Shares following the Closing in ways which we cannot predict.

The ownership percentages set forth below for non-redeeming Public Stockholders and all other Apollomics shareholders may be further diluted, all else being equal, in the event that options for Apollomics Ordinary Shares outstanding following the Closing are exercised. The issuance of any shares or other awards in connection with the 2023 Incentive Plan following the Business Combination would also have a dilutive effect on Apollomics shareholders’ ownership percentages, all else being equal, however, the magnitude of any such potential issuances is not known as of the date of this proxy statement/prospectus.

	No Redemption		25% Redemption(1)		50% Redemption(2)		75% Redemption(3)		100% Redemption(4)
	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)
Public Shares	10,350,000	9.22%	7,762,500	7.08%	5,175,000	4.83%	2,587,500	2.48%	0	*
Shares underlying Apollomics Public Warrants(6)	10,350,000	9.22%	10,350,000	9.44%	10,350,000	9.66%	10,350,000	9.90%	10,350,000	10.16%
Shares issued to the Sponsor Parties(7)	3,051,650	2.72%	3,051,650	2.78%	3,051,650	2.85%	3,051,650	2.92%	3,051,650	2.99%
Shares underlying Apollomics Private Warrants held by the Maxpro Sponsor(8)	464,150	*	464,150	*	464,150	*	464,150	*	464,150	*
Shares held by the Apollomics Shareholders(9)	85,068,984	75.77%	85,068,984	77.56%	85,068,984	79.44%	85,068,984	81.40%	85,068,984	83.47%
Shares issued to Underwriters(10)	25,875	*	25,875	*	25,875	*	25,875	*	25,875	*
Shares issued to PIPE Investors(11)	230,000	*	230,000	*	230,000	*	230,000	*	230,000	*
Shares underlying Apollomics Series A Preferred Shares and Penny Warrants held by PIPE Investors(12)	2,726,250	2.43%	2,726,250	2.49%	2,726,250	2.55%	2,726,250	2.61%	2,726,250	2.67%
Shares Outstanding at Closing	112,266,909	100%	109,679,409	100%	107,091,909	100%	104,504,409	100%	101,916,909	100%

*	Less than 1%.
(1)

This scenario assumes that 2,587,500 Public Shares, or 25% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $26.8 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(2)

This scenario assumes that 5,175,000 Public Shares, or 50% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $53.7 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(3)

This scenario assumes that 7,762,500 Public Shares, or 75% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $80.5 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(4)

This scenario assumes that all 10,350,000 Public Shares, or 100% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $107.3 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(5)	All voting power percentages in this table are approximate and have been rounded to two decimal places.
(6)	The Apollomics Public Warrants include the 10,350,000 Public Warrants of Maxpro to be assumed by Apollomics upon the closing of the Business Combination.
(7)

The Sponsor Parties’ equity interests following the Closing are expected to comprise, as of the date of this proxy statement/prospectus, 464,150 Private Shares, 2,482,500 Founder Shares held by the Maxpro Sponsor and 105,000 Founder Shares held by Maxpro directors and officers. In addition, Maxpro Investment Co., Ltd., an affiliate of the Sponsor, is a PIPE Investor and is purchasing 2,100,000 Apollomics Series A Preferred Shares in the PIPE Financing, which will convert into 2,625,000 Apollomics Ordinary Shares, which shares are not reflected in the totals held by the Sponsor Parties in this table. See “Shares underlying Apollomics Series A Preferred Shares and Penny Warrants held by PIPE Investors” and footnote 12 in this table.

(8)	The Apollomics Private Warrants include the 464,150 Private Placement Warrants of Maxpro to be assumed by Apollomics upon the closing of the Business Combination.
(9)	The total number of Post-Closing Apollomics Ordinary Shares which will be issued to the existing Apollomics shareholders prior to Closing is 85,068,984 shares.

(10)

This includes 25,875 shares initially held by the underwriter of Maxpro’s IPO (or its designees), 23,934 of which were donated on December 20, 2022 by the underwriter of Maxpro’s IPO (or its designees) to a third party who agreed to be bound by the same restrictions and covenants applicable to these shares that were agreed to by the underwriter of Maxpro’s IPO (or its designees).

(11)	This includes the 230,000 Apollomics Class B Shares that will be issued to the PIPE investors pursuant to the Subscription Agreements upon consummation of the PIPE Financing.
(12)

This includes 2,668,750 Apollomics Ordinary Shares that may be issued to certain PIPE investors upon conversion of 2,135,000 Apollomics Series A Preferred Shares, and 57,500 Apollomics Ordinary Shares that may be issued to certain PIPE investors upon excising the 57,500 Penny Warrants.

The anticipated ownership of Apollomics’ securities set forth above, including the potential effect of any dilutive events, is accurate, subject to the assumptions and exclusions set forth above, as of the date of filing of this proxy statement/prospectus, and does not take into account any transactions that may be entered into after the date hereof unless explicitly set forth above. If the actual facts differ from these assumptions, the numbers of shares and ownership percentages set forth above, including the anticipated equity stake of non-redeeming Public Stockholders in Apollomics following the Business Combination, will be different.

You should read the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	How is the payment of the deferred underwriting commissions going to affect the amount left in the Trust Account upon the completion of the business combination?

A:

The deferred underwriting commissions in connection with the Maxpro’s IPO will be released to the underwriters only on completion of the business combination. The deferred underwriting commission is payable if a business combination is consummated without regard to the number of Public Shares redeemed by holders in connection with a business combination. The following table presents the deferred underwriting commission as a percentage of the cash left in the Trust Account following redemptions across a range of varying redemption scenarios. The maximum redemption scenario represents that all 10,350,000 Public Shares are redeemed for an aggregate payment of approximately $107.3 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
Deferred Underwriting Commission	$3,622,500	$3,622,500	$3,622,500	$3,622,500
Deferred Underwriting Commission as a percentage of cash left in the Trust Account Following Redemptions	3.4%	4.6%	6.9%	N/A

You should read the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q.	What happens if I sell my shares of Maxpro common stock before the Special Meeting?

A.

The record date for the Special Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Maxpro common stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting.

Q.	Did Maxpro’s board of directors obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?

A.

Yes. The Maxpro Board obtained a fairness opinion from Marshall & Stevens, dated September 7, 2022, which provided that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by Maxpro in the Business Combination was fair, from a financial point of view, to Maxpro. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Description of Fairness Opinion of Marshall & Stevens” for additional information.

Q.	Do I have redemption rights?

A.

If you are a holder of Public Shares, you have the right to demand that Maxpro redeem your Public Shares in exchange for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of Maxpro’s IPO, calculated as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. Maxpro refers to these rights to demand redemption of the Public Shares as “redemption rights.” Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and each of Maxpro’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after Maxpro’s IPO, in connection with the completion of Maxpro’s initial business combination (such waiver entered into in connection with Maxpro’s IPO for which the Sponsor and Maxpro’s officers and directors received no additional consideration). These shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $107.3 million on December 31, 2022, the estimated per share redemption price would have been approximately $10.36. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest (which interest will be net of taxes payable by Maxpro and up to $100,000 of interest to pay dissolution expenses), in connection with the liquidation of the Trust Account.

Q.	Will how I vote affect my ability to exercise redemption rights?

A.

No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet the listing standards of Nasdaq or any other exchange.

Q.	How do I exercise my redemption rights?

A.

A holder of Public Shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if it is a holder of Public Shares on the record date. If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that Maxpro redeem your Public Shares for cash, and deliver your Public Shares to Continental Stock Transfer & Trust Company, Maxpro’s transfer agent, physically or electronically using The Depository Trust Company’s (“DTC”) Deposit/Withdrawal at Custodian (“DWAC”) System no later than two business days prior to the scheduled vote to approve the business combination at the Special Meeting. Any holder of Public Shares seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account. Such amount will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Maxpro’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Maxpro’s transfer agent return the shares (physically or electronically). You may make such request by contacting Maxpro’s transfer agent at the address listed under the question “Who can help answer my questions?” below. You may have to give such instructions through your broker if your Public Shares are held by the broker in street name.

Any written demand of redemption rights must be received by Maxpro’s transfer agent at least two business days prior to the scheduled vote to approve the business combination at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent.

If you are a holder of Public Shares (including through the ownership of Maxpro units) and you exercise your redemption rights, it will not result in the loss of any Maxpro Warrants that you may hold (including those contained in any Maxpro units you hold). Your Maxpro Warrants will become exercisable to purchase one Post-Closing Apollomics Ordinary Share for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Q.	Is there a limit on the number of shares I may redeem?

A.

Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Maxpro. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?

A.

The U.S. federal income tax consequences of exercising your redemption rights with respect to Maxpro Class A Common Stock depends on your particular circumstances. Please see the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights” or “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of Exercising Redemption Rights” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q.	If I hold Maxpro Warrants, can I exercise redemption rights with respect to my warrants?

A.	No. Holders of Maxpro Warrants do not have any redemption rights with respect to such warrants.

Q.	How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any Public Warrant holders post Business Combination?

A.

The Public Warrants are identical to the Private Placement Warrants in all material respects except that the Private Placement Warrants are not, and will not be, redeemable by Maxpro or Apollomics. Further, the Public Warrants are only exercisable on a cashless basis if there is no effective registration statement registering the shares issuable upon exercise of the Public Warrants and more than 60 days have passed since Maxpro completed its initial business combination. In contrast, the Private Placement Warrants may be exercised on a cashless basis at the holder’s option.

As a result, following the Business Combination, Apollomics may redeem your Public Warrants prior to their exercise at a time that is disadvantageous to you. Apollomics will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Public Warrant, provided that the last sales price of the Apollomics Ordinary Shares has been equal to or greater than $18.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events), for any twenty (20) trading days within a thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given, provided certain other conditions are met. If and when the Public Warrants become redeemable by Apollomics, it may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Apollomics may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise the Public Warrants. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

Historical trading prices for the Public Shares have varied between a low of approximately $9.85 per share on November 26, 2021 to a high of approximately $10.50 per share on July 12, 2022 but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration, at which point the Public Warrants would become redeemable). In the event that Apollomics elects to redeem all of the Public Warrants as described above, Apollomics will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Apollomics not less than 30 days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the Public Warrants will be notified of such redemption by posting of the redemption notice to DTC. Apollomics is not contractually obligated to notify investors when its warrants become eligible for redemption, and does not intend to so notify investors upon eligibility of the warrants for redemption.

Q.	Do I have appraisal rights if I object to the proposed Business Combination?

A.	No. There are no appraisal rights available to holders of shares of Maxpro Common Stock in connection with the Business Combination.

Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.

If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Maxpro stockholders who properly exercise their redemption rights and (ii) expenses incurred by Apollomics and Maxpro in connection with the Business Combination, including deferred underwriting fees to Maxpro’s underwriters of its IPO, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of Post-Closing Apollomics. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Maxpro is unable to complete a Business Combination during the Completion Window (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses).

Q.	What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.

Public Stockholders may vote in favor of the Business Combination and still exercise their Redemption Rights, provided that in no event will Maxpro redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Business Combination, subject to further conditions set forth below. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of Redemptions by Public Stockholders. It is a condition to Apollomics’ obligations to close the transactions under the BCA that Maxpro have available cash immediately before the Business Combination after giving effect to any stockholder redemptions and third party financing, but prior to payment of transaction costs of not less than $20,000,000. Such conditions to Apollomics’ obligations to close may be waived by Apollomics in its sole discretion. If the Business Combination is completed notwithstanding Redemptions, Post-Closing Apollomics will have fewer Public Shares and Public Stockholders, the trading market for Post-Closing Apollomics’ securities may be less liquid and Post-Closing Apollomics may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the Trust Account for working capital purposes of the Post-Closing Apollomics may not be sufficient for its future operations and may not allow the Post-Closing Apollomics to pursue its strategy.

Q.	What conditions must be satisfied to complete the Business Combination?

A.	The obligations of the parties to the BCA to effect the Closing are subject to a number of closing conditions, including, among others:

With respect to the obligations of all of the parties to the BCA, any one or more of which may be waived (if legally permitted) in writing by Apollomics and Maxpro:

a)

Necessary approvals will have been duly obtained by: (i) Maxpro in accordance with the DGCL, the Maxpro organizational documents and the rules and regulations of the Nasdaq Global Market and (ii) Apollomics in accordance with applicable law and Apollomics’ governing documents;

b)	The applicable waiting period(s) under the HSR Act in respect of the Business Combination (and any extension thereof) will have expired or been terminated;

c)	There will not be in force any governmental order enjoining or prohibiting the consummation of the Business Combination;

d)	Maxpro will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

e)

The registration statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn; and

f)	The Post-Closing Apollomics Ordinary Shares to be issued in connection with the Business Combination will have been approved for listing on Nasdaq.

With respect to the obligations of Maxpro, any one or more of which may be waived in writing by Maxpro:

a)

Certain representations of Apollomics and Merger Sub contained in the BCA (including representations and warranties of each of Apollomics and Merger Sub with respect to its corporate organization, due authorization to enter into the BCA and consummate the Business Combination) will be true and correct (without giving any effect to materiality or Material Adverse Effect qualifiers) in all material respects, in each case as of the Closing Date, except to the extent such representations and warranties express relate to an earlier date, which representations and warranties will have been true and correct in all material respects at and as of such date;

b)	The representations and warranties of Apollomics with respect to absence of changes since the last balance sheet date will be true and correct in all respects of the date of the BCA;

c)

Other representations and warranties of Apollomics and Merger Sub contained in the BCA will be true and correct (without giving effect to materiality or Material Adverse Effect qualifiers) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties will have been true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

d)	The covenants and agreements of Apollomics to be performed as of or prior to the Closing will have been performed in all material respects;

e)	No Material Adverse Effect shall have occurred and remain uncured with respect to the Target Companies taken as a whole; and

f)

Apollomics will have delivered to Maxpro a certificate signed by an officer of Apollomics, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in the foregoing clauses (a) through (e) have been fulfilled.

With respect to the obligations of Apollomics, among others, any one or more of which may be waived in writing by Apollomics:

a)

Certain representations of Maxpro contained in the BCA (including representations and warranties of Maxpro with respect to its corporate organization and, authorization to enter into the BCA and consummate the Business Combination) will be true and correct (without giving any effect to materiality or material adverse effect qualifiers) in all material respects, in each case as of the Closing Date, except to the extent such representations and warranties expressly related to an earlier date, which representations and warranties will have been true and correct in all material respects at and as of such date;

b)	Representations and warranties of Maxpro with respect to its business activities and capitalization will be true and correct in all respects as of the Closing Date;

c)

Each of the other representations and warranties of Maxpro contained in the BCA (without giving any effect to materiality or material adverse effect qualifiers) will be true and correct, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, any failure to be so true and correct that would not that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Maxpro;

d)	The covenants of Maxpro to be performed as of or prior to the Closing will have been performed in all material respects;

e)	No Material Adverse Effect shall have occurred and remain uncured with respect to Maxpro;

f)

Maxpro have available cash immediately before the Business Combination after giving effect to any stockholder redemptions and third party financing, but prior to payment of transaction costs of not less than $20,000,000; and

g)

Maxpro will have delivered to Apollomics a certificate signed by an officer of Maxpro, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in the foregoing clauses (a) through (f) have been fulfilled.

Q.	What happens if the Business Combination is not approved or the Business Combination is not consummated?

A.

There are certain circumstances under which the BCA may be terminated. See the section entitled “The Business Combination Agreement — Termination” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the BCA or otherwise, Maxpro is unable to complete a business combination during the Completion Window, Maxpro’s second amended and restated certificate of incorporation provides that Maxpro will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Maxpro but net of taxes payable and less up to $100,000 of interest to pay dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Maxpro’s remaining stockholders and Maxpro’s board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to Maxpro’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors — Risks Related to Maxpro and the Business Combination — Maxpro may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate” and “— Maxpro’s stockholders may be held liable for claims by third parties against Maxpro to the extent of distributions received by them.” The Sponsor has waived any right to any liquidation distribution with respect to the Founder Shares (such waiver entered into in connection with Maxpro’s IPO for which the Sponsor received no additional consideration).

In the event of liquidation, there will be no distribution with respect to outstanding Maxpro Warrants. Accordingly, the Maxpro Warrants will expire worthless.

Q.	When is the Business Combination expected to be completed?

A.

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Closing Conditions.”

Q.	Who is entitled to vote at the Special Meeting?

A.

Maxpro has fixed February 16, 2023 as the Record Date. If you were a stockholder of Maxpro at the close of business on the Record Date, you are entitled to vote on matters that come before the Special Meeting.

Q.	How do I vote?

A.	If you are a record owner of your shares, there are two ways to vote your Maxpro Public Shares at the Special Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Maxpro Board “FOR” the Business Combination Proposal, Advisory Charter Proposals, and the Stockholder Adjournment Proposal (if presented).

You Can Attend the Special Meeting and Vote via Live Webcast. If you choose to participate in the Special Meeting, you can vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/maxprocapitalacquisition/2023. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. Maxpro recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Special Meeting and vote in person via the live webcast and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Maxpro can be sure that the broker, bank or nominee has not already voted your shares.

Q.	What is the difference between a stockholder of record and a “street name” holder?

A.

If your shares are registered directly in your name with the transfer agent, you are considered the stockholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” The proxy materials are being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Maxpro believes all of the proposals presented to the stockholders at this Special Meeting will be considered non-discretionary and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the special meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. A “broker non-vote” occurs when your broker, bank or nominee holding shares on your behalf does not vote on a proposal because the broker, bank or nominee has not received your voting instructions and lacks discretionary power to vote your shares. If there are broker non-votes, each broker non-vote will count as a vote “AGAINST” the Business Combination Proposal, but will have no effect on the Advisory Charter Proposals or the Stockholder Adjournment Proposal.

Q.	What if I do not vote my Maxpro Public Shares or if I abstain from voting?

A.

If you abstain from voting on the Stockholder Proposals, your Maxpro Public Shares will be counted as present for purposes of establishing a quorum (if so present in accordance with the terms of the Maxpro bylaws), but abstentions will have the same effect as votes “AGAINST” such proposals.

Q.	What Stockholder Proposals must be passed in order for the Business Combination to be completed?

A.	The Business Combination will not be completed unless the Business Combination Proposal is approved.

Q.	How does the Maxpro Board recommend that I vote on the Stockholder Proposals?

A.	The Maxpro Board unanimously recommends that stockholders vote:

“FOR” the Business Combination Proposal;

“FOR” the Advisory Charter Proposals; and

“FOR” the Stockholder Adjournment Proposal, if it is presented at the Special Meeting.

Q.	How many votes do I have?

A.	Maxpro stockholders have one vote per share of Class A common stock and Class B common stock held by them on the Record Date for each of the Stockholder Proposals to be voted upon.

Q.	What happens if I return my proxy card without indicating how to vote?

A.

If you sign and return your proxy card without indicating how to vote on any particular Stockholder Proposal, the shares represented by your proxy will be voted in favor of each Stockholder Proposal. Proxy cards that are returned without a signature will not be counted as present at the Special Meeting and cannot be voted.

Q.	How can I vote my shares without attending the Special Meeting?

A.

If you are a stockholder of record of Maxpro Common Stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the Special Meeting. Please note that if you are a beneficial owner of Maxpro Common Stock, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.	May I change my vote after I have returned my proxy card or voting instruction form?

A.	Yes. If you are a holder of record of Maxpro Common Stock as of the close of business on the record date, you can change or revoke your proxy before it is voted at the Special Meeting by:

•	sending another proxy card with a later date;

•	notifying Maxpro’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•	attending the Special Meeting, revoking your proxy and voting in person as described above.

If you are a beneficial owner of Maxpro Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q.	What should I do if I receive more than one set of voting materials?

A.

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	Who will solicit and pay the cost of soliciting proxies for the special meeting?

A.

Maxpro will pay the cost of soliciting proxies for the Special Meeting. Maxpro has engaged Laurel Hill Advisory Group, LLC (“Laurel Hill”) to assist in the solicitation of proxies for the Special Meeting. Maxpro has agreed to pay Laurel Hill its customary fee, plus disbursements, and will reimburse Laurel Hill for its reasonable out-of-pocket expenses and indemnify Laurel Hill and its affiliates against certain claims, liabilities, losses, damages and expenses. Maxpro will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of common stock for their expenses in forwarding soliciting materials to beneficial owners of common stock and in obtaining voting instructions from those owners. Maxpro’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	How will the Sponsor and Maxpro’s officers and directors vote in connection with the Stockholder Proposals?

A.

As of the Record Date, the Sponsor and Maxpro’s officers and directors owned of record an aggregate of 3,051,650 Founder Shares and Private Shares, representing approximately 22.7% of the issued and outstanding Maxpro Shares. Pursuant to the Sponsor Support Letter and the Letter Agreement, for no additional consideration other than receipt of the Founder Shares, the Sponsor and Maxpro’s directors and officers have agreed to vote the shares of Common Stock owned by them (including the Founder Shares) in favor of the Stockholder Proposals. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor and Maxpro’s directors and officers agreed to vote their Founder Shares and Private Shares in accordance with the majority of the votes cast by Maxpro’s public stockholders.

Q:	What interests do the current officers and directors of Maxpro have in the Business Combination?

A:

In considering the recommendation of the Maxpro Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and Maxpro’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Maxpro’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the beneficial ownership by the Sponsor of 2,946,650 shares of Common Stock, consisting of 2,482,500 Founder Shares purchased for approximately $0.01 per Founder Share and 464,150 Private Shares purchased by the Sponsor as part of the Private Placement Units for $10.00 per unit for an aggregate purchase price of approximately $4,641,500, which shares would become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $30.8 million based on the closing price of the Class A Common Stock of $10.44 on the Nasdaq Global Market on February 16, 2023. As a result of the nominal price paid for the Founder Shares, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Maxpro stockholders experience a negative rate of return following the consummation of the Business Combination;

•

the beneficial ownership by the Sponsor of Private Placement Warrants to purchase 464,150 shares of Class A Common Stock purchased by the Sponsor as part of the Private Placement Units, which warrants would expire and become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period. Such warrants have an aggregate market value of approximately $34 thousand based on the closing price of the Public Warrants of $0.0739 on the Nasdaq Global Market on February 16, 2023;

•

the beneficial ownership by Hong-Jung (Moses) Chen of 30,000 Founder Shares, Wey-Chuan (Albert) Gau of 30,000 Founder Shares, Yi-Kuei (Alex) Chen of 10,000 Founder Shares, Soushan Wu of 10,000 Founder Shares, Yung-Fong (Ron) Song of 15,000 Founder Shares and Noha Georges of 10,000 Founder Shares, which shares would become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period, as Maxpro’s directors have waived any right to redemption with respect to these shares. Such shares held by such officers and directors have a market value of approximately $1.1 million based on the closing price of the Class A Common Stock of $10.44 on the Nasdaq Global Market on February 16, 2023;

•

the economic interests in the Sponsor held by certain of Maxpro’s officers and directors, each of whom is a member of the Sponsor, which gives them an interest in the securities of Maxpro held by the Sponsor, and which interests would also become worthless if Maxpro does not complete an initial business combination within the Completion Window;

•

the Sponsor and Maxpro’s officers, directors or their affiliates may make working capital loans to Maxpro prior to the Closing of the Business Combination, up to $1,500,000 of which may be convertible into Private Placement Units at a price of $10.00 per unit at the option of the lender, which may not be repaid if the Business Combination is not completed; the 150,000 units would have an aggregate market value of approximately $1.6 million, based on the last sale price of $10.44 of the Maxpro Public Units on the Nasdaq Global Market on February 16, 2023. As of February 16, 2023, $0.4 million of such working capital loans were outstanding;

•

the Sponsor, Maxpro’s officers and directors or any of their respective affiliates are entitled to reimbursement for all out-of-pocket expenses incurred in connection with activities on Maxpro’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (with no cap or ceiling on such reimbursement), but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless an initial business combination is consummated. As of the date hereof, there were no unreimbursed out-of-pocket expenses;

•

Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 Apollomics Series A Preferred Shares in the PIPE Financing for an aggregate purchase price of $21,000,000. Maxpro Investment Co., Ltd. is controlled by Hong Jung (Moses) Chen, Maxpro’s Chief Executive Officer and Chairman, and Yi-Kuei (Alex) Chen, a member of the Maxpro Board;

•

the continuation of Dr. Hong-Jung (Moses) Chen as a director of Apollomics after the Business Combination and his eligibility to participate in the Post-Closing Apollomics’ non-employee director compensation program following the consummation of the Business Combination; and

•	the continued indemnification of Maxpro’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence Maxpro’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Q.	May the Sponsor or Maxpro’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor and Maxpro’s board of directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for cash in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account without the prior written consent of Apollomics. None of the Sponsor, directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for cash.

As of the date of this proxy/prospectus, the Sponsor, Maxpro’s directors, officers and advisors, and their affiliates, have not made any purchases of shares and/or warrants from investors. If Maxpro, the Sponsor, Maxpro’s directors, officers or advisors, or their affiliates, enter into any such arrangements:

•	any such purchases of securities would be made at a price no higher than the redemption price;

•

shares acquired in such transactions (i) would not be voted in favor of approving the Business Combination and (ii) holders of such shares would waive their right to redemption rights with respect to such shares; and

•	Maxpro will disclose in a Current Report on Form 8-K prior to the Special Meeting the following information:

•	the amount of securities purchased in such transaction(s), along with the purchase price;

•	the purpose of such purchases;

•	the impact, if any, of the purchases on the likelihood that the Business Combination will be approved;

•	the identities of security holders who sold such shares (if not purchased on the open market) or the nature of security holders (e.g. 5% security holders) who sold such shares; and

•	the number of securities for which Maxpro has received redemption requests pursuant to its redemption offer.

The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Maxpro satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining the necessary approval of Maxpro’s stockholders. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on Maxpro Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting. If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, no agreements to such effect have been entered into with any such investor or holder.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

Parties to the Business Combination

Maxpro

Maxpro is a blank check company incorporated in Delaware in June 2021. Maxpro was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 30, 2021, Maxpro issued 2,875,000 Founder Shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.009 per share. On September 16, 2021, the Sponsor surrendered 287,500 Founder Shares. The Founder Shares had an aggregate market value of approximately $27.0 million, based on the last sale price of the Class A Common Stock of $10.44 per share on the Nasdaq Global Market on February 16, 2023.

On October 13, 2021, Maxpro consummated its IPO of 10,350,000 units, including exercise of the underwriters’ over-allotment option of an additional 1,350,000 units. Each unit consists of one share of Class A common stock, par value $0.0001 per share, and one redeemable warrant, with each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to Maxpro of $103,500,000. Simultaneously with the closing of its IPO, Maxpro consummated the sale of 464,150 Private Placement Units at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $4,641,500. Such Private Placement Units had an aggregate market value of approximately $4.8 million based on the last sale price of $10.44 per unit on the Nasdaq Global Market on February 16, 2023.

Following the closing of Maxpro’s IPO on October 13, 2021, an amount of $105,052,500 ($10.15 per unit) from the net proceeds of the sale of the units in the initial public offering and the Private Placement Units was placed in the Trust Account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of December 31, 2022, Maxpro had approximately $107.3 million held in the Trust Account.

Maxpro’s executive offices are located at 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City, Taiwan 11073, and its telephone number is +886 2 7713 7952.

Apollomics

Apollomics is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer.

Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include investigating its core product, APL-101, a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently conducting a Phase 2 multicohort clinical trial in the United States, and developing an anti-cancer enhancer drug candidate APL-106, a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia (“AML”) and other hematologic cancers, which is currently conducting Phase 3 clinical trials in China.

Apollomics’ other tumor inhibitor drug candidates are APL-102 and APL-122. APL-102 is an oral active, small molecule Multiple Tyrosine Kinase Inhibitor (“MTKi”) that has shown anti-tumor activity in multiple preclinical studies, such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. APL-102 is in a Phase 1 dose escalation clinical trial in China and is at the fourth dose level. APL-122 targets ErbB1/2/4 signaling pathways. APL-122 is currently in Phase 1 dose escalation in Australia.

In addition to APL-106, Apollomics is also working on APL-108, a second-generation E-selectin inhibitor, suitable for subcutaneous administration and potentially able to target other liquid and solid cancers. APL-108 is currently in preclinical development and is IND-ready for entry into clinical trials for other indications.

Apollomics’ primary immuno-oncology drug candidates consists of APL-501 and APL-502. APL-501 is an anti-PD-1 antibody drug candidate. One of Apollomics’ partners in China has filed a Biologics License Application (“BLA”) with the Chinese NMPA for APL-501. APL-502 is an anti-PD-L1 antibody drug candidate and is being developed by one of Apollomics’ partners in China. APL-502 is being evaluated for treatment of at least six different cancers in Phase 3 studies in China.

Prior to commercialization of Apollomics’ product candidates in the United States, Apollomics must successfully complete nonclinical laboratory and animal tests and submit an investigational new drug application (“IND”) to the U.S. Food and Drug Administration (the “FDA”), which must become effective before clinical testing may commence in the United States. Adequate and well-controlled clinical trials must establish the safety and effectiveness of each product candidate for each indication for which FDA approval is sought. After completion of the required clinical testing, a New Drug Application (“NDA”) or BLA is prepared and submitted to the FDA. The NDA or BLA must include the results of all nonclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. FDA approval of the NDA or BLA is required before marketing and distribution of the product may begin in the United States.

Apollomics’ executive offices are located at 989 E. Hillsdale Boulevard, Suite 220, Foster City, California 94404, and its telephone number is +1 650 209 4055.

Apollomics is a holding company incorporated in the Cayman Islands with its headquarters in the United States. Apollomics conducts its operations through Apollomics US, its headquarters based in California, U.S., as well as Crownmab, a wholly-owned subsidiary of Apollomics in the PRC. Investments in Apollomics’ securities are not purchases of equity securities of these operating subsidiaries in the United States or PRC but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.

Merger Sub

Merger Sub is a newly formed Delaware corporation and a wholly-owned subsidiary of Apollomics. Merger Sub was formed solely for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. The address and telephone number for Merger Sub’s principal executive offices are the same as those for Apollomics.

The Proposals to be Submitted at the Special Meeting

Proposal No. 1 — The Business Combination Proposal

Summary of the Business Combination

Maxpro is proposing that its stockholders approve and adopt the BCA (the “Business Combination Proposal”), pursuant to which, and subject to the satisfaction or waiver of the conditions to the Closing therein, (i) each Apollomics Preferred Share will be converted into one Apollomics Ordinary Share in accordance with Apollomics’ organizational documents (the “Pre-Closing Conversion”) and immediately following the Pre-Closing Conversion but prior to the Closing, each Apollomics Ordinary Share that is issued and outstanding will be converted into a number of Apollomics Class B Ordinary Shares equal to the Exchange Ratio (as described herein) (the “Share Split”); (ii) Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics; (iii) as a result of the Merger, each then issued and outstanding Founder Share will be converted into one share of Maxpro Class A Common Stock; (iv) as a result of the Merger, each share of Maxpro Class A Common Stock that is issued and outstanding and has not been redeemed will be converted into the right to receive one Apollomics Class A Ordinary Share; and (v) as a result of the Merger, each outstanding Private Warrant and each outstanding Public Warrant will become an Apollomics Warrant exercisable for the number of Apollomics Class A Ordinary Shares that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination. The Apollomics Class B Ordinary Shares will be subject to a lock-up whereby such shareholders are prohibited from transferring such shares for a period of six months after the Closing. The BCA provides that the composition of the Post-Closing Apollomics Ordinary Shares issued in the Share Split may be adjusted by the Apollomics Board, in its sole discretion, such that that a maximum of 3,100,000 Apollomics Class A Ordinary Shares may be issued in place of Apollomics Class B Ordinary Shares. The Apollomics Board may determine to adjust such composition so as to increase the number of registered and tradeable Apollomics Class A Ordinary Shares in Apollomics’ public float at the time of the Closing.

In connection with the Business Combination, Apollomics and certain accredited investors, including Maxpro Investment Co., Ltd., an affiliate of the Sponsor (collectively, the “PIPE Investors”), entered into subscription agreements (the “Subscription Agreements”), pursuant to which the PIPE Investors have subscribed to purchase an aggregate of (i) 230,000 Apollomics Class B Ordinary Shares at $10.00 per share (“PIPE Class B Shares”) and (ii) 2,135,000 Series A Preferred Shares of Apollomics (the “Apollomics Series A Preferred Shares” and, together with the PIPE Class B Shares, the “PIPE Shares”) at $10.00 per share, for gross proceeds to Apollomics of $23,650,000. Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 of such Apollomics Series A Preferred Shares for an aggregate purchase price of $21,000,000. Each Apollomics Series A Preferred Share is convertible, at any time at the option of the holder thereof, into Apollomics Class A Ordinary Shares at an initial conversion ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Upon the fifth anniversary of the date of the Closing, the Apollomics Series A Preferred Shares will automatically convert into Apollomics Class A Ordinary Shares. In addition, each PIPE Investor who subscribes for PIPE Class B Shares will receive one-fourth of one warrant of Apollomics (the “Penny Warrants” and, together with the PIPE Shares, the “PIPE Securities”) for every PIPE Class B Share purchased, each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, as described herein (collectively, the “PIPE Financing”), pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing PIPE Class B Shares on February 9, 2023. The closing of the PIPE Financing is conditioned upon the consummation of the Business Combination.

Structure of Apollomics Before the Business Combination

The diagram below depicts a simplified version of the organizational structure of Apollomics prior to the Business Combination:

Note 1: Apollomics conducts its business operations through Apollomics US at its headquarters in the U.S., and Crownmab, a wholly-owned subsidiary of Apollomics in the PRC. Apollomics US and Crownmab conduct research and development activities relating to the biologics of oncology to facilitate the discovery and development of product candidates and expand Apollomics’ global presence. Apollomics HK is an intermediary holding company holding Crownmab and Crown Bochuang (via Crownmab), and Apollomics HK has not engaged in any business operations since its establishment. Apollomics AU holds certain intellectual property rights and has engaged vendors for Apollomics’ clinical trial-related activities in Australia, but it does not have any other business operations, employees or office space. Crown Bochuang, a wholly-owned subsidiary of Apollomics and a direct subsidiary of Crownmab in the PRC, has been a contracting party for certain engagements of which the business activities are conducted by Crownmab. Crown Bochuang has not engaged in any operational activities and does not have any employees or office space.

Note 2: Apollomics’ corporate structure does not contain any VIEs and Apollomics has no intention of establishing or utilizing any VIEs in China in the future.

Note 3: See the subheading “Holding Company Structure” below starting on page 41 for more information about how cash is transferred among Apollomics and its subsidiaries.

— Represents equity interests.

Structure of Maxpro Before the Business Combination

The diagram below depicts a simplified version of the organizational structure of Maxpro prior to the Business Combination:

Structure of Apollomics Following the Business Combination

The diagram below depicts a simplified version of Apollomics immediately following the consummation of the Business Combination.

Note 1: Apollomics conducts its business operations through Apollomics US at its headquarters in the U.S., and Crownmab, a wholly-owned subsidiary of Apollomics in the PRC. Apollomics US and Crownmab conduct research and development activities relating to the biologics of oncology to facilitate the discovery and development of product candidates and expand Apollomics’ global presence. Apollomics HK is an intermediary holding company holding Crownmab and Crown Bochuang (via Crownmab), and Apollomics HK has not engaged in any business operations since its establishment. Apollomics AU holds certain intellectual property rights and has engaged vendors for Apollomics’ clinical trial-related activities in Australia, but it does not have any other business operations, employees or office space. Crown Bochuang, a wholly-owned subsidiary of Apollomics and a direct subsidiary of Crownmab in the PRC, has been a contracting party for certain engagements of which the business activities are conducted by Crownmab. Crown Bochuang has not engaged in any operational activities and does not have any employees or office space.

Note 2: Apollomics’ corporate structure does not contain a VIE and Apollomics has no intention of establishing or utilizing any VIEs in China in the future.

Note 3: See the subheading “Holding Company Structure” below starting on page 41 for more information about how cash is transferred among Apollomics and its subsidiaries.

Note 4: Investments in Apollomics’ securities are not purchases of equity securities of these operating subsidiaries in the United States or the PRC but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.

— Represents equity interests.

Ownership of Apollomics Following the Business Combination

As of the date of this proxy statement, there are 13,427,525 shares of Maxpro Common Stock issued and outstanding, which includes 2,587,500 shares of Maxpro Class B Common Stock held by the Sponsor and the directors of Maxpro and 10,350,000 shares of Maxpro Class A Common Stock held by Maxpro Public Stockholders. As of the date of this proxy statement, there is an aggregate of 10,814,150 Maxpro Warrants issued and outstanding (including warrants underlying the Maxpro Units), which includes the 464,150 Private Placement Warrants held by the Sponsor and 10,350,000 Public Warrants.

It is anticipated that, immediately following the Business Combination, (1) existing public stockholders of Maxpro will own approximately 18.44% of all outstanding Post-Closing Apollomics Ordinary Shares, (2) existing shareholders of Apollomics will own approximately 75.77% of all outstanding Post-Closing Apollomics Ordinary Shares, (3) the PIPE Investors will own approximately 2.63% of all outstanding Post-Closing Apollomics Ordinary Shares and (3) the Maxpro Sponsor and Maxpro’s directors and officers will own approximately 3.13% of all outstanding Post-Closing Apollomics Ordinary Shares. These percentages assume (i) that no public stockholders of Maxpro exercise their redemption rights in connection with the Business Combination, (ii) that no additional shares of Maxpro Common Stock are issued prior to Closing, (iii) that there is no exercise of any options to purchase Post-Closing Apollomics Ordinary Shares that will be outstanding immediately following the Business Combination, whether such options are issued under the 2023 Incentive Plan or otherwise, (iv) the issuance of shares upon the exercise of Apollomics Warrants, (v) the consummation of the PIPE Financing and the issuance of the PIPE Securities to the PIPE Investors, including the shares issuable upon conversion of Apollomics Series A Preferred Shares and exercise of Penny Warrants and (vi) excludes the issuance of any shares or other awards in connection with the 2023 Incentive Plan following the Business Combination. If the actual facts are different from these assumptions, the percentage ownership in Post-Closing Apollomics immediately following the consummation of the business combination will be different.

The following table illustrates varying ownership levels in Post-Closing Apollomics immediately following the consummation of the Business Combination based on the assumptions above.

	No Redemption		25% Redemption(1)		50% Redemption(2)		75% Redemption(3)		100% Redemption(4)
	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)	Shares	Percentage(5)
Public Shares	10,350,000	9.22%	7,762,500	7.08%	5,175,000	4.83%	2,587,500	2.48%	0	*
Shares underlying Apollomics Public Warrants(6)	10,350,000	9.22%	10,350,000	9.44%	10,350,000	9.66%	10,350,000	9.90%	10,350,000	10.16%
Shares issued to the Sponsor Parties(7)	3,051,650	2.72%	3,051,650	2.78%	3,051,650	2.85%	3,051,650	2.92%	3,051,650	2.99%
Shares underlying Apollomics Private Warrants held by the Maxpro Sponsor(8)	464,150	*	464,150	*	464,150	*	464,150	*	464,150	*
Shares held by the Apollomics Shareholders(9)	85,068,984	75.77%	85,068,984	77.56%	85,068,984	79.44%	85,068,984	81.40%	85,068,984	83.47%
Shares issued to Underwriters(10)	25,875	*	25,875	*	25,875	*	25,875	*	25,875	*
Shares issued to PIPE Investors(11)	230,000	*	230,000	*	230,000	*	230,000	*	230,000	*
Shares underlying Apollomics Series A Preferred Shares and Penny Warrants held by PIPE Investors(12)	2,726,250	2.43%	2,726,250	2.49%	2,726,250	2.55%	2,726,250	2.61%	2,726,250	2.67%
Shares Outstanding at Closing	112,266,909	100%	109,679,409	100%	107,091,909	100%	104,504,409	100%	101,916,909	100%

*	Less than 1%.
(1)

This scenario assumes that 2,587,500 Public Shares, or 25% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $26.8 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(2)

This scenario assumes that 5,175,000 Public Shares, or 50% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $53.7 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(3)

This scenario assumes that 7,762,500 Public Shares, or 75% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $80.5 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(4)

This scenario assumes that all 10,350,000 Public Shares, or 100% of the Public Shares as of the date of this proxy statement/prospectus, are redeemed for an aggregate payment of approximately $107.3 million from the Trust Account as of December 31, 2022, which is a redemptions scenario that could occur.

(5)	All voting power percentages in this table are approximate and have been rounded to two decimal places.
(6)	The Apollomics Public Warrants include the 10,350,000 Public Warrants of Maxpro to be assumed by Apollomics upon the closing of the Business Combination.
(7)

The Sponsor Parties’s equity interests following the Closing are expected to comprise, as of the date of this proxy statement/prospectus, 464,150 Private Shares, 2,482,500 Founder Shares held by the Maxpro Sponsor and 105,000 Founder Shares held by Maxpro directors and officers. In addition, Maxpro Investment Co., Ltd., an affiliate of the Sponsor, is a PIPE Investor and is purchasing 2,100,000 Apollomics Series A Preferred Shares in the PIPE Financing, which will convert into 2,625,000 Apollomics Ordinary Shares, which shares are not reflected in the totals held by the Sponsor Parties in this table. See “Shares underlying Apollomics Series A Preferred Shares and Penny Warrants held by PIPE Investors” and footnote 12 in this table.

(8)	The Apollomics Private Warrants include the 464,150 Private Placement Warrants of Maxpro to be assumed by Apollomics upon the closing of the Business Combination.
(9)	The total number of Post-Closing Apollomics Ordinary Shares which will be issued to the existing Apollomics shareholders prior to Closing is 85,068,984 shares.
(10)

This includes 25,875 shares initially held by the underwriter of Maxpro’s IPO (or its designees), 23,934 of which were donated on December 20, 2022 by the underwriter of Maxpro’s IPO (or its designees) to a third party who agreed to be bound by the same restrictions and covenants applicable to these shares that were agreed to by the underwriter of Maxpro’s IPO (or its designees).

(11)	This includes the 230,000 Apollomics Class B Shares that will be issued to the PIPE investors pursuant to the Subscription Agreements upon consummation of the PIPE Financing.
(12)

This includes 2,668,750 Apollomics Ordinary Shares that may be issued to certain PIPE investors upon conversion of 2,135,000 Apollomics Series A Preferred Shares, and 57,500 Apollomics Ordinary Shares that may be issued to certain PIPE investors upon excising the 57,500 Penny Warrants.

The anticipated ownership of Apollomics’ securities set forth above, including the potential effect of any dilutive events, is accurate, subject to the assumptions and exclusions set forth above, as of the date of filing of this proxy statement/prospectus, and does not take into account any transactions that may be entered into after the date hereof unless explicitly set forth above. If the actual facts differ from these assumptions, the numbers of shares and ownership percentages set forth above, including the anticipated equity stake of non-redeeming Public Stockholders in Apollomics following the Business Combination, will be different.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things, (i) approval by Maxpro’s stockholders of the BCA, (ii) approval by Apollomics’ shareholders of the BCA, (iii) the effectiveness of a registration statement on Form F-4 (the “Registration Statement”) to be filed by Apollomics relating to the Business Combination, which will contain a proxy statement of Maxpro in connection with its solicitation for proxies for the vote by Maxpro’s stockholders in connection with the Business Combination and other matters as described in the Registration Statement, (iv) the approval for listing on Nasdaq of the Apollomics Class A Ordinary Shares to be issued in the Business Combination, (v) Maxpro having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act), (vi) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and in the case of certain fundamental representations, in all material respects, (vii) compliance by each party with pre-closing covenants in all material respects, (viii) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination and (ix) the receipt, expiration or termination of applicable government approvals and antitrust waiting periods.

Apollomics’ obligations under the BCA are also subject to the condition that, as of immediately prior to the Closing, the amount of cash available from (x) Maxpro’s Trust Account, after deducting any amounts required to satisfy Maxpro’s obligations to its stockholders that exercise their rights to redeem their shares of Maxpro Class A Common Stock pursuant to Maxpro’s second amended and restated certificate of incorporation (but prior to the payment of any expenses relating to the Business Combination) and (y) the aggregate proceeds from the PIPE Financing, is equal to at least $20,000,000 (the “Minimum Cash Condition”).

Termination

The BCA may be terminated by either Apollomics or Maxpro under certain circumstances, including, among others, (i) by written consent of both Maxpro and Apollomics, (ii) by either Apollomics or Maxpro if the Closing has not occurred by the earlier of June 14, 2023 and the then applicable deadline for Maxpro to complete its initial business combination in accordance with its second amended and restated certificate of incorporation, (iii) by either Apollomics or Maxpro if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (iv) by either Apollomics or Maxpro if the other party has materially breached their respective representations or covenants under the BCA and has not timely cured such breach, (v) by Maxpro if there is a Material Adverse Effect (as defined in the BCA) on Apollomics and the Material Adverse Effect has not been timely cured, and (vi) by either Apollomics or Maxpro if Maxpro has held a stockholder meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite number of stockholders of Maxpro.

Following the termination of the BCA, there shall be no liability on the part of any party except for certain provisions that survive the termination.

Related Agreements

Apollomics Shareholder Voting Agreement

On September 14, 2022, concurrently with the execution of the BCA, Maxpro, Apollomics and certain shareholders of Apollomics (the “Apollomics Shareholders”) entered into a Company Shareholder Voting Agreement (the “Apollomics Shareholder Voting Agreement”), pursuant to which the Apollomics Shareholders agreed, among other things, to vote any of the shares of Apollomics held by them in favor of the Business Combination.

Lock-Up Agreement

On September 14, 2022, concurrently with the execution of the BCA, each of the Sponsor Parties entered into a lock-up agreement (the “Lock-Up Agreement”) with respect to Apollomics Ordinary Shares held by each shareholder immediately following the Closing (the “Lock-Up Shares”), pursuant to which, each such Sponsor Party agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing, on the terms and subject to the conditions set forth in the Lock-Up Agreement. The Lock-up Agreement will become effective only at the Closing.

Registration Rights Agreement

The BCA contemplates that, at the Closing, Apollomics, Maxpro, the Sponsor, the Sponsor Parties and certain Apollomics Shareholders will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Apollomics will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act, of certain securities of Apollomics held by the parties to the Registration Rights Agreement, and providing for the right to three demand registrations for the Sponsor Parties, three demand registrations for the Apollomics Shareholders, and unlimited piggy-back registrations with respect to the Apollomics Ordinary Shares held by the Sponsor Parties and the Apollomics Shareholders and their permitted successors and assignees.

Subscription Agreements

On February 9, 2023, Apollomics entered into the Subscription Agreements with the PIPE Investors, which includes Maxpro Investment Co., Ltd., an affiliate of the Sponsor, pursuant to which the PIPE Investors have subscribed to purchase an aggregate of (i) 230,000 PIPE Class B Shares and (ii) 2,135,000 Apollomics Series A Preferred Shares at $10.00 per share, for gross proceeds to Apollomics of $23,650,000. Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 of such Apollomics Series A Preferred Shares for an aggregate purchase price of $21,000,000. Each Apollomics Series A Preferred Share will be convertible, at any time at the option of the holder thereof, into Apollomics Class A Ordinary Shares at an initial conversion ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Upon the fifth anniversary of the date of the Closing, the Apollomics Series A Preferred Shares will automatically convert into Apollomics Class A Ordinary Shares, as set forth in the Proposed MAA. In addition, each PIPE Investor who subscribes for PIPE Class B Shares will receive one-fourth of one Penny Warrant for every PIPE Class B Share purchased, each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, as described herein, pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing PIPE Class B Shares on February 9, 2023. The closing of the PIPE Financing is conditioned upon the consummation of the Business Combination.

The PIPE Class B Shares are convertible into Apollomics Class A Ordinary Shares six months after the Closing, as further described in the Proposed MAA.

The Subscription Agreements and the Penny Warrant Agreement contain registration rights, pursuant to which Apollomics will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act, of the (i) Apollomics Class A Ordinary Shares in which the PIPE Shares are convertible and (ii) Apollomics Class A Ordinary Shares issuable upon exercise of the Penny Warrants no later than sixty days after the Closing.

The PIPE Securities differ in material respects from the securities issued in Maxpro’s IPO. Each Maxpro Unit was sold in the IPO for $10.00 and consisted of one share of Maxpro Class A Common Stock and one Public Warrant, with each Public Warrant exercisable to purchase one share of Maxpro Class A Common Stock at an exercise price of $11.50 per share. The Maxpro Units, shares of Maxpro Class A Common Stock and Public Warrants are not subject to any contractual restrictions on trading. The Public Shares provide the holders thereof with the redemption rights described below and the Public Warrants are redeemable under the circumstances described under the heading “Description of Apollomics’ Share Capital and Articles of Association—Warrants— Public Warrants” in this proxy statement/prospectus. In connection with the Closing, Apollomics will issue one Apollomics Class A Ordinary Share for each share of Maxpro Class A Common Stock and each Maxpro Warrant will be assumed by Apollomics and will become exercisable for one Apollomics Class A Ordinary Share. By contrast, each Apollomics Series A Preferred Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to 1.25 Apollomics Class A Ordinary Shares, implying an effective purchase price of $8.00 per share. Similarly, each PIPE Class B Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to one-fourth of one Penny Warrant for every PIPE Class B Share purchased, with each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, implying an effective purchase price of approximately $8.00 per share. However, the PIPE Investors will be subject to an effective six month restriction on trading or exercising any PIPE Securities pursuant to their terms. The PIPE Securities do not provide the holders thereof with redemption rights like the Public Shares and the Penny Warrants are not redeemable. The PIPE Investors have been granted the registration rights described above to register the resale of the PIPE Securities.

Redemption Rights

Pursuant to Maxpro’s charter, a Public Stockholder may request that Maxpro redeem all or a portion of such Public Stockholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)

hold Public Shares or hold Public Shares through Maxpro Units and you elect to separate your Maxpro Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)

prior to 5:00 p.m., Eastern Time, on March 16, 2023 (two business days prior to the scheduled vote to approve the business combination at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, Maxpro’s transfer agent (the “Transfer Agent”), that Maxpro redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

As noted above, holders of Maxpro Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Maxpro Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Maxpro Units into the underlying Public Shares and Public Warrants, or if a holder holds Maxpro Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public Stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the

Public Shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Maxpro will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of December 31, 2022, this would have amounted to approximately $10.36 per Public Share.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may not be withdrawn once submitted to Maxpro unless the Maxpro Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. Maxpro will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Special Meeting of Maxpro Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. If the Business Combination is not completed, such Public Shares will not be redeemed for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Stockholders must properly exercise their right to redeem the Public Shares they hold no later than the close of the vote on the Business Combination Proposal and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on March 16, 2023 (two business days prior to the scheduled vote at the Special Meeting). Immediately following the consummation of the Business Combination, Maxpro will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Stockholders that validly exercised their redemption rights.

Holders of Maxpro’s Private Placement Units will not have redemption rights with respect to any of those securities (including any shares underlying such Private Placement Units).

No Appraisal Rights

Maxpro’s stockholders do not have appraisal rights under the DGCL or otherwise in connection with the Business Combination Proposal or the other Stockholder Proposals.

Proposal No. 2 — The Advisory Charter Proposals

Maxpro may present proposals to approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed MAA, which are being presented separately in accordance with the SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as three sub-proposals. Please see the section entitled “Proposal No. 2 — The Advisory Charter Proposals.”

Proposal No. 3 — The Stockholder Adjournment Proposal

Maxpro is proposing that its stockholders consider and vote on a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Business Combination Proposal or Maxpro determines that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived. A summary of the Stockholder Adjournment Proposal is set forth in the section entitled “Proposal No. 3: The Stockholder Adjournment Proposal” of this proxy statement/prospectus.

Recommendation to Stockholders of Maxpro

The Maxpro Board believes that each of the proposals to be presented at the Special Meeting is fair to, and in the best interests of, Maxpro and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Advisory Charter Proposals and “FOR” the Stockholder Adjournment Proposal, if presented.

The Apollomics Board’s Reasons for the Approval of the Business Combination

The Apollomics Board’s reasons for the Business Combination include that the Business Combination provides Apollomics with a means to become a public company, which will provide Apollomics with access to capital to partially fund the development of its various drug candidates.

The Maxpro Board’s Reasons for the Approval of the Business Combination

In evaluating the Business Combination, the Maxpro Board consulted with Maxpro’s management and legal and other advisors and considered a number of factors. In particular, the Maxpro Board considered, among other things, the following factors, although not weighted or in any order of significance:

•

Apollomics has a strong pipeline of oncology assets with nine drug candidates — small molecule targeted drugs as well as biologics — at different stages of development, including two in late-stage clinical trials.

•

Vebreltinib (APL-101), a highly specific cMet inhibitor, is in a Phase 2 clinical trial globally, the data from which would support filing new drug applications (“NDAs”) and supplemental new drug applications (“sNDAs”) in the United States in multiple subpopulations of non-small cell lung cancer (“NSCLC”) and other cancers with cMet dysregulations.

•	Uproleselan (APL-106) is in a Phase 3 Study in China, the data from which would support an NDA in relapsed or refractory AML.

•

Apollomics’ management team has broad, global experience — seasoned executives with 20-30+ years of experience in oncology, drug discovery, clinical development, and management experience committed to improving the lives of cancer patients.

•	Attractive valuation — promising APL-101 and APL-106 data suggests long-term revenue and cash flow generation that will provide upside in valuation growth to yield strong investment returns.

For a more complete description of the Maxpro Board’s reasons for approving the Business Combination, including other factors and risks considered by the Maxpro Board, see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Maxpro Board’s Reasons for the Approval of the Business Combination.”

Date, Time and Place of Special Meeting of Maxpro Stockholders

The Special Meeting will be held as a virtual meeting at 11:00 a.m. Eastern Time, on March 20, 2023 via live webcast at https://www.cstproxy.com/maxprocapitalacquisition/2023 to consider and vote upon the Stockholder Proposals, or at such other date, time and place to which such meeting may be adjourned.

Voting Power; Record Date

Maxpro has fixed 5:00 p.m. Eastern Time on February 16, 2023, as the Record Date for determining the Maxpro stockholders entitled to notice of and to attend and vote at the Special Meeting.

As of 5:00 p.m. Eastern Time on such date, there were 10,840,025 shares of Class A Common Stock and 2,587,500 Founder Shares outstanding and entitled to vote. The shares of Class A Common Stock and the Founder Shares vote together as a single class, except in the election of directors, as to which only the Founder Shares vote, and each share is entitled to one vote per share at the Special Meeting. The Sponsor owns 2,946,650 shares of Maxpro Common Stock, consisting of 2,482,500 Founder Shares and 464,150 shares of Class A Common Stock underlying the Private Placement Units. Pursuant to the Insider Letter Agreement among Maxpro, the Sponsor and Maxpro’s directors and officers, (i) the 2,482,500 Founder Shares owned by the Sponsor and (ii) any other shares of Maxpro Common Stock owned by the Sponsor or Maxpro’s officers and directors will be voted in favor of the Business Combination at the Special Meeting. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to vote any of the shares of Company Common Stock held by it in favor of the Business Combination, not to redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination, and to waive certain anti-dilution rights of the Founders Shares.

Quorum and Required Vote of Maxpro Stockholders

A quorum of Maxpro stockholders is necessary to hold the Special Meeting. The presence, in person or by proxy, of Maxpro stockholders representing a majority of the shares of Maxpro Common Stock issued and outstanding on the Record Date and entitled to vote on the Stockholder Proposals to be considered at the Special Meeting will constitute a quorum for the Special Meeting.

The Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Maxpro Class A common stock and Maxpro Class B common stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal. The Advisory Charter Proposals and the Stockholder Adjournment Proposal require the affirmative vote of a majority of the voting power of the shares of Maxpro Class A common stock and Maxpro Class B common stock, present in person or represented by proxy and entitled to vote thereon, voting together as a single class. Abstentions will have the same effect as a vote “AGAINST” the Advisory Charter Proposals and the Stockholder Adjournment Proposal but broker non-votes will have no effect on such proposals.

Interests of Maxpro’s Officers and Directors in the Business Combination

When you consider the recommendation of the Maxpro Board in favor of adoption of the Business Combination Proposal, each of the Advisory Charter Proposals, and the Stockholder Adjournment Proposal, you should keep in mind that Maxpro’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. The existence of any financial and personal interests of one or more of Maxpro’s directors may be argued to result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Maxpro and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Stockholder Proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Maxpro’s Directors and Officers and Others in the Business Combination” in this proxy statement/prospectus for a further discussion of such interests and potential conflicts of interest.

Anticipated Accounting Treatment

The Business Combination will be effected through the issuance of shares of Apollomics to Maxpro stockholders, and therefore Apollomics is the legal and accounting acquirer. Subsequent to the Business

Combination, Apollomics’ shareholders will have a majority of the voting power of Post-Closing Apollomics, Apollomics’ operations will comprise all of the ongoing operations of Post-Closing Apollomics, Apollomics will control a majority of the governing body of Post-Closing Apollomics, and Apollomics’ senior management will comprise all of the senior management of Post-Closing Apollomics. As Maxpro does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction will be accounted for within the scope of IFRS 2 (“Share-based Payment”). As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in Post-Closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

United States Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. However, Apollomics and Maxpro have determined that the Business Combination does not require a notification and report form to be filed in connection with the HSR Act due to the final transaction structure.

At any time before or after consummation of the Business Combination, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Apollomics cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Apollomics cannot assure you as to its result.

Neither Apollomics nor Maxpro are aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Cayman Islands Regulatory Approvals

The Business Combination is not subject to any Cayman Islands regulatory requirement or approval, except for the filings with the Cayman Islands Registrar of Companies necessary to effectuate the Business Combination.

PRC Regulatory Approvals

Apollomics and its PRC Subsidiaries are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The PRC government has been seeking to exert more control and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of Apollomics’ PRC Subsidiaries, significantly limit or completely hinder Apollomics’ ability to offer or continue to offer securities to investors, and cause the value of Apollomics’ securities to significantly decline or be worthless. As advised by our PRC counsel, JunHe LLP, to our best knowledge, Apollomics believes that the issuance of Apollomics’ securities to foreign investors in connection with the Business Combination does not require permission or approval from any PRC governmental authority. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, there is no assurance that such approval or permission will not be required under existing PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Below is a summary of potential PRC laws and regulations that, in the opinion of JunHe LLP according to its interpretation of the currently in-effect PRC laws and regulations, could be interpreted by the relevant PRC government authorities, namely, the CSRC, the Cyberspace Administration of China (the “CAC”) and their enforcement agencies, to require Apollomics to obtain permission or approval in order to issue securities to foreign investors in connection with the Business Combination or offer securities to foreign investors.

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The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors adopted by six PRC regulatory agencies, including the Ministry of Commerce of the PRC (the “MOFCOM”), the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the SAFE in 2006 and amended in 2009, as well as some other regulations and rules concerning mergers and acquisitions (collectively, the “M&A Rules”) include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published its approval procedures for overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, Apollomics believes, based on the advice of its PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval is not required in the context of the Business Combination because (i) our PRC Subsidiaries were established by means of direct investment, rather than by merger or acquisition, directly or indirectly, of the equity interest or assets of any “domestic company,” as defined under the M&A Rules, and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether a transaction of the kind contemplated herein is subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as Apollomics’ PRC legal counsel.

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On December 24, 2021, the CSRC released the draft Administrative Provisions on the Offshore Listing and Securities Issuance of PRC-Based Companies and the draft Administrative Measures on the Filing of Offshore Listing and Securities Issuance of PRC-Based Companies for public comments through January 23, 2022 (collectively, the “CSRC Draft Rules”), which seek to impose certain filing requirements on issuers that intend to list or offer securities on foreign stock exchanges through direct or indirect offshore listings. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, the CSRC Draft Rules were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain. As of the date of this proxy statement/prospectus, it is uncertain when the CSRC Draft Rules will be issued and take effect, and, when issued, whether the additional requirements will be supplemented. Failure to comply with the filing requirements or any other requirements under the CSRC Draft Rules (if enacted as its current form) could result in warnings, a fine ranging from RMB 1 million to RMB 10 million, suspension of certain business operations, orders of rectification and revocation of business license. If Apollomics fails to receive or maintain any requisite permission or approval from the CSRC for the Business Combination or future offerings, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, Apollomics or its PRC Subsidiaries may be subject to fines and penalties (the details of which are unknown at this point), limitations on its business activities in mainland China, delay or restrictions on the contribution of the proceeds from the Business Combination into the PRC, or other sanctions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects. In addition, the CSRC may also take actions requiring Apollomics, or making it advisable for Apollomics, to halt the Business Combination or future offerings.

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Furthermore, in April 2020, the PRC government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, (i) data processors (i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion) that process personal information of more than one million individuals must apply for cybersecurity review before listing in a foreign country; (ii) foreign-listed data processors must carry out an annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where a data processor undergoes a merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data must report the transaction to the in-charge authority at the municipal level. On December 28, 2021, the PRC government promulgated amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities are subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country must file for cybersecurity review with the Cybersecurity Review Office. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, Apollomics believes that neither Apollomics nor any of its PRC Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of its securities or the business operations of its PRC Subsidiaries, because neither Apollomics nor any of its PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that Apollomics or any of its PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review or that Apollomics or any of its PRC Subsidiaries will be able to pass such review. If Apollomics or any of its PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, Apollomics or its PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against Apollomics or its PRC Subsidiaries, which may have a material adverse effect on its business, financial condition or results of operations. In addition, Apollomics and its PRC Subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against Apollomics or its PRC Subsidiaries, which may have a material adverse effect on their business, financial condition or results of operations.

In addition, with respect to their business operations, Apollomics’ PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate the company in accordance with relevant PRC laws and regulations. We believe Apollomics’ PRC Subsidiaries are required to obtain and maintain the following approvals, licenses and permits for the operation of Apollomics: (i) business license for Zhejiang Crownmab Biotech Co., Ltd.; (ii) business license for Zhejiang Crown Bochuang Biopharma Co., Ltd., and (iii) business license for Zhejiang Crownmab Biotech Co., Ltd. Shanghai Branch. Apollomics’ PRC Subsidiaries have obtained and are maintaining all such requisite approvals, licenses and permits for their operations, and none of such requisite permissions or approvals have been denied.

For a more detailed analysis of the PRC rules and regulations mentioned above and additional risks of Apollomics’ operations under PRC laws, see “Risk Factors—Risks Related to Doing Business in Greater China.”

Certain Voting Arrangements

Sponsor Support Agreement

Concurrently with the execution of the BCA, Maxpro entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), in the form attached to this proxy statement/prospectus as Annex D, with Apollomics, the Sponsor, and the directors and officers of Maxpro (the “Insiders” and together with the Sponsor, the “Sponsor Parties” and individually, a “Sponsor Party”), pursuant to which, among other things, the Sponsor Parties have agreed to vote any of the shares of Maxpro Common Stock held by them in favor of the Business Combination and to comply with their obligations under the Letter Agreement that the Sponsor Parties entered into with Maxpro on October 7, 2021 in connection with the consummation of Maxpro’s IPO, including, among other things, the obligation to not redeem any such shares at the Special Meeting.

In addition, each of the Sponsor Parties agreed not to transfer any of its shares of Maxpro Common Stock or Maxpro Warrants without the prior written consent of Apollomics, until the earliest of (i) the Closing, (ii) the termination of the BCA and (iii) the liquidation of Maxpro.

Furthermore, each Sponsor Party agreed to forfeit such number of Founder Shares that it owns as of immediately before the Closing, that would be necessary so that, immediately after giving effect to the Merger and any PIPE Financing, the Sponsor Parties collectively own a number of Post-Closing Apollomics Ordinary Shares equal to 2.75% of the sum of (i) the Post-Closing Apollomics Ordinary Shares that are issued pursuant to the Merger, (ii) the Post-Closing Apollomics Ordinary Shares issued and outstanding immediately after the Share Split, (iii) the Post-Closing Apollomics Ordinary Shares exercisable on a “gross” basis from the vested Apollomics options issued and outstanding immediately after the Share Split and (iv) the Apollomics Ordinary Shares and/or Apollomics Preferred Shares, if any, issued pursuant to private placement financing arranged by Maxpro.

Company Shareholder Voting Agreement

Concurrently with the execution of the BCA, Maxpro, Apollomics and certain shareholders of Apollomics (the “Apollomics Shareholders”) entered into a Company Shareholder Voting Agreement (the “Apollomics

Shareholder Voting Agreement”), in the form attached to this proxy statement/prospectus as Annex E, pursuant to which the Apollomics Shareholders agreed, among other things, to vote any of the shares of Apollomics held by them in favor of the Business Combination.

Proxy Solicitation

Proxies with respect to the Special Meeting may be solicited by telephone, by facsimile, by mail, on the internet or in person. Maxpro has engaged Laurel Hill to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the virtual meeting if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Maxpro Stockholders — Revocability of Proxies.”

Comparison of Rights of Stockholders of Maxpro and Shareholders of Apollomics

Following the consummation of the Business Combination, the rights of the Maxpro Stockholders who remain stockholders will no longer be governed by the Current Charter and instead will be governed by the Proposed MAA. See the section entitled “Comparison of Rights of Apollomics Shareholders and Maxpro Stockholders” for further details.

Foreign Private Issuer

Apollomics is, and will be after the consummation of the Business Combination, considered a “foreign private issuer” under U.S. securities law. As a “foreign private issuer,” Apollomics will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that Apollomics must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Apollomics will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. Moreover, Apollomics is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Apollomics is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Apollomics’ officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section  16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Apollomics’ securities.

Emerging Growth Company

Apollomics is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Holding Company Structure

Apollomics is a holding company incorporated in the Cayman Islands with its headquarters in the United States. Apollomics conducts its operations through Apollomics US, its headquarters based in California,

U.S., as well as Crownmab, a wholly subsidiary of Apollomics in the PRC. Investments in Apollomics’ securities are not purchases of equity securities of these operating subsidiaries in the United States or PRC but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. Unlike some other companies with operating subsidiaries in China, Apollomics’ corporate structure does not contain any VIEs, and Apollomics has no intention of establishing or utilizing any VIEs in China in the future.

With a holding company structure, Apollomics is subject to various restrictions on intercompany fund transfers and foreign exchange control under current PRC laws and regulations and could be subject to additional restrictions under new PRC laws and regulations that may come into effect in the future. For example, Apollomics’ PRC Subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; each of the PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; the PRC Subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; a withholding tax, at the rate of 10% or lower, is payable by the PRC Subsidiaries upon dividend remittance; approval from or registration with competent PRC government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies; loans by Apollomics to its PRC Subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (the “SAFE”); and any capital contribution from Apollomics to its PRC Subsidiaries is required to be registered with the competent PRC government authorities.

As of the date of this proxy statement/prospectus, neither Apollomics nor any of its subsidiaries have made any dividends or distributions to their respective parent companies or to any investor, and the only transfers of cash among Apollomics and its subsidiaries have been from Apollomics to its subsidiaries for investments in its subsidiaries and for its subsidiaries’ working capital needs. As of June 30, 2022, Apollomics has transferred an aggregate of approximately $125.7 million through regular commercial banks via wire transfer (“in cash”) to Apollomics US as capital injection, cash advanced for working capital and payments for the services fee, an aggregate of approximately $13.1 million in cash to Apollomics AU as capital injection, an aggregate of approximately $20.3 million to Apollomics HK in cash as capital injection and cash advanced for working capital, and an aggregate of approximately $50.0 million ($10.5 million of which was transferred directly and $39.5 million of which was transferred through Apollomics HK) to its PRC subsidiaries in cash as capital injections. Other than the above transfers, there have been no transfers of any type of assets among Apollomics and its subsidiaries. Since Apollomics’ inception, no cash has been transferred from any of Apollomics’ subsidiaries to Apollomics, and there has also been no cash transferred amongst the Apollomics’ subsidiaries. If needed, Apollomics may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions or loans in accordance with the charter of the relevant subsidiaries and in compliance with applicable local laws and regulations. As an offshore holding company, Apollomics may use the proceeds of its offshore fund-raising activities to provide loans or make capital contributions to its subsidiaries, in each case subject to the satisfaction of government reporting, registration and approvals. Loans by Apollomics to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its subsidiaries in China and Hong Kong are subject to the requirement of making necessary registration with competent governmental authorities in China and Hong Kong, respectively. Any determination to pay dividends post-Closing will be at the discretion of Apollomics’ board of directors. Currently, Apollomics does not anticipate that it would distribute earnings even after Apollomics becomes profitable and generates cash flows from operations. For Apollomics’ operations in the PRC post-Closing, if Apollomics intends to distribute dividends from its PRC Subsidiaries in the future, such subsidiaries will transfer the dividends to Apollomics HK, the intermediary holding company which controls all of Apollomics’ subsidiaries in the PRC, in accordance with PRC laws and regulations, and then Apollomics HK will transfer the dividends all the way up to Apollomics, and the dividends will be distributed from Apollomics to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds by PRC Subsidiaries under the direct holding structure must be legal and compliant with relevant PRC laws and regulations. In utilizing the proceeds from this Business Combination, as an offshore holding company, Apollomics is permitted under PRC laws and regulations to provide funding to its subsidiaries in the PRC only through loans or capital contributions, subject to applicable government reporting, registration and approvals. However, loans by Apollomics to its PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC. Apollomics may encounter difficulties in its ability to transfer cash between its PRC subsidiaries and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, Apollomics’ PRC counsel, JunHe LLP, has advised that, as of the date hereof, except for the relevant statutory conditions and procedures of reserve funds, relevant withholding tax requirements and the procedures for approvals from PRC foreign exchange authorities and banks, the relevant PRC laws and regulations do not impose other limitations on the amount of funds that Apollomics can transfer out of the PRC. Apollomics does not currently have any cash management policy that dictates how funds shall be transferred between Apollomics and its subsidiaries, or among its subsidiaries. For a detailed description of the restrictions and related risks, see “Risk Factors — Risks Related to Doing Business in Greater China — Risks Related to Changing Laws and Government Control — Government control of currency conversion of and regulations on loans to, and direct investment in, PRC entities by offshore holding companies may delay us from making loans or additional contributions to our PRC subsidiaries, which could restrict our ability to utilize the proceeds from the Business Combination effectively and affect our ability to fund and expand our business.”

Holding Foreign Companies Accountable Act

Apollomics is subject to potential prohibitions and restrictions under the HFCAA and related regulations. Pursuant to the HFCAA and its amendment, if a company has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify such company as a “Commission-identified Issuer,” and the trading of the securities of such company on U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if the company is identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report on its determination that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. Apollomics’ auditors, Deloitte Touche Tohmatsu Certified Public Accountants LLP, headquartered in mainland China, are subject to the PCAOB December 16, 2021, determination that the PCAOB was unable to inspect Apollomics’ auditors completely. On August 26, 2022, the PCAOB signed an SOP Agreement with the PRC authorities governing inspections and investigations of audit firms based in China, which agreement establishes a framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate audit firms based in mainland China or Hong Kong and vacated its December 16, 2021 determination to the contrary. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect Apollomics’ ability to maintain the listing of Apollomics’ securities on U.S. national securities exchanges, including Nasdaq, and the trading of Apollomics’ securities in the over-the-counter trading market, if Apollomics continues to use an accounting firm headquartered in mainland China or Hong Kong. Additionally, each year, the PCAOB will reassess and determine whether it has complete access to inspect and investigate the accounting firms in mainland China or Hong Kong, among other foreign jurisdictions. If PCAOB determines that it is unable to inspect Apollomics’ auditors completely, the lack of PCAOB inspection could deprive investors of the benefits of such inspections and the inability to inspect could cause Apollomics’ securities to be delisted under the HFCAA and related regulations. The delisting or prohibition of trading of Apollomics’ securities, if Apollomics’ securities are unable to be listed on another securities exchange by then, would substantially impair your ability to sell or purchase Apollomics’ securities when you wish to do so, and the risk and uncertainty associated with a potential delisting or prohibition of trading would have a negative impact on the price of Apollomics’ securities. For a detailed description of the related risks, see “Risk Factors — Risks Related to Doing Business in Greater China — Risks Related to Access to Information and Regulatory Oversight — Apollomics’ audit report to be included in our proxy statement/prospectus was prepared by an auditor located in mainland China which the PCAOB was not able to be inspect or investigate completely due to positions previously taken by the PRC and HKSAR regulatory authorities. Under the HFCAA, Apollomics’ ability to maintain the listing of its securities on Nasdaq and the trading of its securities in the U.S. markets may be dependent on the PCAOB’s continued access to inspect Apollomics’ independent auditor.”

Certain Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax considerations of the Merger, the exercise of redemption rights in respect of shares of Maxpro Class A Common Stock and the ownership and disposition of Post-Closing Apollomics Class A Ordinary Shares and/or Apollomics Warrants, please see the information set forth in “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations” beginning on page 192.

Certain Material Cayman Islands Tax Considerations

For a description of certain material Cayman Islands tax considerations of an investment in shares of Apollomics, a Cayman Islands company, please see the information set forth in “Material Cayman Islands Tax Considerations” beginning on page 212.

Summary of Certain Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 49. Such risks include, but are not limited to:

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Because some of our operations are in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations following the Business Combination and/or the value of our securities.

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As some of our operations are conducted in China, recent regulatory developments in China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside the PRC and/or foreign investment in PRC-based issuers, may subject Apollomics to additional regulatory review or otherwise restrict or hinder Apollomics’ ability to offer securities and raise capital outside the PRC, all of which could materially and adversely affect Apollomics’ business and cause the value of Apollomics’ securities to significantly decline or be worthless.

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We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

•	The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our products once they are approved.
•	The uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could have an adverse effect on our business.
•	We are subject to PRC and HKSAR tax laws and regulations.

•	The political relationships among Greater China and other countries may affect our business operations.
•	Changes in the United States and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
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Apollomics’ audit report to be included in our proxy statement/prospectus was prepared by an auditor headquartered in China which the PCAOB previously was not able to be inspect or investigate completely due to positions previously taken by the PRC and HKSAR regulatory authorities. Under the HFCAA, Apollomics’ ability to maintain the listing of its securities on Nasdaq and the trading of its securities in the U.S. markets may be dependent on the PCAOB’s continued access to inspect Apollomics’ independent auditor.

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Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the United States will be limited and additional costs may be required. It may be difficult to enforce judgments obtained from foreign courts against us or our management in China.

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Our clinical trials may fail to demonstrate adequately the safety, potency/bioavailability and efficacy of any of our drug candidates, including our product candidate APL-101, which would prevent or delay development, regulatory approval and commercialization.

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Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following regulatory approval, if obtained.

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We have no track record in launching and marketing drug candidates. If we are unable to develop marketing and sales capabilities or enter into agreements with third parties to market and sell our drug candidates, we may not be able to generate product sales revenue.

•	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.
•	The COVID-19 pandemic could adversely impact our business including our ongoing and planned clinical trials and preclinical research.
•	If we fail to effectively manage our anticipated growth or execute on our growth strategies, our business, financial conditions, results of operations and prospects could suffer.
•	We have historically incurred significant liabilities and may continue to have significant liabilities going forward, which can expose us to liquidity risk.
•	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.
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Drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

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The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

•	If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
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There may be delays or issues in the design and manufacturing and control of the drug substances and/or the drug products needed for conducting development of the drugs in our pipeline to meet standards for regulatory approval and/or for commercialization.

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Summary or preliminary data from our clinical trials that we announce or publish may change as new or revised patient data becomes available, and is subject to source verification procedures that could result in material changes in the final data.

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The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

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Changes in government regulations or in practices relating to the pharmaceutical and biopharmaceutical industries, including healthcare reform in China, and compliance with new regulations may result in additional costs.

•	Adverse drug reactions and negative results from off-label use of our products could materially harm our business reputation, product brand name, financial condition and expose us to liability.
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Our drug candidates, once approved, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

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Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

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We rely on third parties to manufacture or import our clinical and commercial drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels, prices or in time.

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We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

•	A new 1% U.S. federal excise tax is expected to be imposed on Maxpro in connection with redemptions of Maxpro Class A Common Stock.
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The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what Post-Closing Apollomics’ actual financial position or results of operations would have been.

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Maxpro may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

•	Maxpro does not have a specified maximum redemption threshold.
•	There is a Minimum Cash Condition and other conditions in the BCA, and failure to satisfy these conditions will stop the parties’ ability to consummate the Business Combination.
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There can be no assurance that Post-Closing Apollomics’ ordinary shares will be approved for listing on Nasdaq or any other exchange or that Post-Closing Apollomics will be able to comply with the continued listing standards of Nasdaq or any other exchange.

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Nasdaq may delist Post-Closing Apollomics’ securities from trading on its exchange, which could limit investors’ ability to make transactions in Post-Closing Apollomics’ securities and subject Post-Closing Apollomics to additional trading restrictions.

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We will be a foreign private issuer, and as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Apollomics faces various legal and operational risks associated with doing business in Greater China, some of which are outlined here. For a complete set of risk factors related to doing business in Greater China, please see “Risk Factors — Risks Related to Doing Business in Greater China.”

PRICE RANGE OF SECURITIES AND DIVIDENDS

Maxpro

Market Price of Maxpro Common Stock, Warrants and Units

The Maxpro Common Stock, Maxpro Warrants and Maxpro Units are currently listed on the Nasdaq Global Market under the symbols “JMAC,” “JMACW” and “JMACU,” respectively. Apollomics intends to apply to list the Post-Closing Apollomics Ordinary Shares and Apollomics Warrants on Nasdaq under the symbols “APLM” and “APLMW,” respectively, upon the Closing. All outstanding Maxpro Units will be separated into their component securities immediately prior to the Closing. Accordingly, Apollomics will not have any units following consummation of the Business Combination, and therefore there will be no Nasdaq listing of the former Maxpro Units following the consummation of the Business Combination.

The closing price of the Maxpro Common Stock, Maxpro Warrants and Maxpro Units on September 13, 2022, the last trading day before announcement of the execution of the BCA, was $10.09, $0.075 and $10.13, respectively. As of February 16, 2023, the record date for the Special Meeting, the closing price for the Maxpro Common Stock, Maxpro Warrants and Maxpro Units was $10.44, $0.0739 and $10.44, respectively.

Holders

As of February 16, 2023, the record date for the Special Meeting, there were two holders of record of Maxpro Units, three holders of record of Maxpro Common Stock, and one holder of record of Maxpro Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Maxpro Units, Maxpro Common Stock and Maxpro Warrants are held of record by banks, brokers and other financial institutions.

Dividends

Maxpro has not paid any cash dividends on the Maxpro Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Apollomics’ revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the board of directors of Post-Closing Apollomics at such time. Apollomics’ ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Apollomics

Market Price of Apollomics Ordinary Shares

Historical market price information regarding Apollomics is not provided because there is no public market for its securities. Apollomics intends to apply to list its Post-Closing Apollomics Ordinary Shares and Apollomics Warrants on Nasdaq under the ticker symbols “APLM” and “APLMW,” respectively.

Holders

As of the date of this proxy statement/prospectus, Apollomics has 315 holders of record.

Dividends

Apollomics has not paid any dividends to its shareholders. Following the completion of the Merger, Apollomics’ board of directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, Apollomics’ financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Apollomics’ board of directors may deem relevant.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of Apollomics prior to the Closing and to Post-Closing Apollomics. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Post-Closing Apollomics, in which event the market price of Post-Closing Apollomics’ ordinary shares could decline, and you could lose part or all of your investment.

Risks Related to Doing Business in Greater China

Risks Related to Access to Information and Regulatory Oversight

Because some of our operations are in China, our business is subject to a certain degree of complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in the PRC and may intervene in or influence our operations in China at any time, which could result in a material change in our operations following the Business Combination and/or the value of our securities.

As a company having certain business operations in China, we are subject to PRC laws and regulations, which can be complex and evolve rapidly. The Chinese government has the power to exercise significant oversight and discretion over the conduct of our business in China, and the regulations to which our business in the PRC is subject may change rapidly and with little advance notice to Apollomics or its shareholders. Apollomics’ ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central data security, anti-monopoly policies or local PRC governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on Apollomics’ part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require Apollomics to divest itself of any interest it then hold in Chinese properties. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with Apollomics’ current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our operations and development in the PRC and subject Apollomics to remedies, administrative penalties and even criminal liabilities that may harm its business, including fines assessed for its current or historical operations, or demands or orders that it modify or even cease its business practices in the PRC.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which Apollomics conducts its business in the PRC and could require Apollomics to change certain aspects of its business to ensure compliance, could reduce PRC subsidiaries’ revenues, increase costs and expenses, require PRC subsidiaries to obtain more licenses, permits, approvals or certificates, or subject Apollomics to additional liabilities. To the extent any new or more stringent measures are required to be implemented, Apollomics’ business, financial condition and results of operations could be adversely affected and the value of Apollomics’ securities could significantly decline.

As some of our operations are conducted in China, recent regulatory developments in China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside the PRC and/or foreign investment in PRC-based issuers, may subject Apollomics to additional regulatory review or otherwise restrict or hinder Apollomics’ ability to offer securities and raise capital outside the PRC, all of which could materially and adversely affect Apollomics’ business and cause the value of Apollomics’ securities to significantly decline or be worthless.

The recent regulatory developments in the PRC, in particular with respect to more oversight and control over offerings that are conducted outside the PRC and/or foreign investment in PRC-based issuers, may lead to additional regulatory review in China over the Business Combination. As some of our operations are based in the PRC through our PRC Subsidiaries, we are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The PRC government has been seeking to exert more control and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of Apollomics’ PRC Subsidiaries, significantly limit or completely hinder Apollomics’ ability to offer or continue to offer securities to investors, and cause the value of Apollomics’ securities to significantly decline or be worthless.

As advised by our PRC counsel, JunHe LLP, to our best knowledge, Apollomics believes that the issuance of Apollomics’ securities to foreign investors in connection with the Business Combination does not require permission or approval from any PRC governmental authority according to the currently in-effect PRC laws and regulations. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, there is no assurance that such approval or permission will not be required under existing PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Based on the experience of our management team, we do not believe that any permission or approval is required under any laws or regulations of the HKSAR for us to issue securities to non-PRC investors in connection with the Business Combination or offer securities to non-PRC investors or for any of our PRC Subsidiaries to conduct their business operations in mainland China. We cannot assure you that such approval or permission will not be required under PRC or HKSAR laws, regulations or policies if the relevant PRC or HKSAR governmental authorities take a contrary position, nor can we predict whether or how long it will take to obtain such approval. Any failure to obtain or delay in obtaining the requisite governmental approval for the Business Combination, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority.

Below is a summary of potential PRC laws and regulations that, in the opinion of JunHe LLP according to its interpretation of the currently in-effect PRC laws and regulations, could be interpreted by the relevant PRC government authorities, namely, the CSRC, the CAC and their enforcement agencies, to require Apollomics to obtain permission or approval in order to issue securities to foreign investors in connection with the Business Combination or offer securities to foreign investors.

The M&A Rules adopted by six PRC regulatory agencies include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published its approval procedures for overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, Apollomics believes, based on the advice of its PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval is not required in the context of the Business Combination because (i) our PRC Subsidiaries were established by means of direct investment, rather than by merger or acquisition, directly or indirectly, of the equity interest or assets of any “domestic company,” as defined under the M&A Rules, and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether a transaction of the kind contemplated herein is subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as Apollomics’ PRC legal counsel.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of ordinary shares by companies limited by ordinary shares and will clarify the duties of domestic regulatory authorities. However, the Opinions did not provide detailed rules and regulations. On December 24, 2021, the CSRC released the CSRC Draft Rules, which seek to impose certain filing requirements on issuers that intend to list or offer securities on foreign stock exchanges through direct or indirect offshore listings. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, the CSRC Draft Rules were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain. The CSRC Draft Rules set forth the standard in determining an indirect offshore listing of a Chinese company, the party responsible for registration submission, as well as procedures for submission prior to application for listing, the interim period following the application for listing and completion of listing, and post-listing period. As of the date of this proxy statement/prospectus, it is uncertain when the CSRC Draft Rules will be issued and take effect, and when issued, whether the additional requirements will be supplemented. Failure to comply with the filing requirements or any other requirements under the CSRC Draft Rules (if enacted as its current form) could result in warnings, a fine ranging from RMB 1 million to RMB 10 million, suspension of certain business operations, orders of rectification and revocation of business license. If Apollomics fails to receive or maintain any requisite permission or approval from the CSRC for the Business Combination or future offerings, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, Apollomics or its PRC Subsidiaries may be subject to fines and penalties (the details of which are unknown at this point), limitations on its business activities in mainland China, delay or restrictions on the contribution of the proceeds from the Business Combination into the PRC, or other sanctions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects. In addition, the CSRC may also take actions requiring Apollomics, or making it advisable for Apollomics, to halt the Business Combination or future offerings.

Furthermore, according to the 2022 Cybersecurity Review Measures which came into effect on February 15, 2022, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities are subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country must file for cybersecurity review with the Cybersecurity Review Office. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, Apollomics believes that neither Apollomics nor any of its PRC Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of its securities or the business operations of its PRC Subsidiaries, because neither Apollomics nor any of its PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users.

Apollomics has been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other regulatory authorities in mainland China or HKSAR required for listings outside Greater China. As of the date hereof, Apollomics has not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other regulatory authority in the PRC or HKSAR. To Apollomics’ knowledge, Apollomics is, as of the date hereof, not required to obtain permission or approval from the CSRC nor any other regulatory authority in mainland China or HKSAR. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, it is uncertain when and whether Apollomics will be required to obtain permission from the PRC or HKSAR government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. In the event that Apollomics is required to obtain permission or approval from the CSRC or any other authority in the PRC or HKSAR in the future, any failure to do so could result in (i) the delisting of Apollomics’ securities on exchanges outside China and/or (ii) a decrease in the value of Apollomics’ securities (among other consequences).

We and our PRC Subsidiaries are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We and our PRC Subsidiaries are required by applicable laws to keep this personal information strictly confidential and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under PRC civil law.

PRC regulators, including the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various PRC regulatory bodies, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In April 2020, the PRC government promulgated the 2020 Cybersecurity Review Measures, which came into effect on June 1, 2020. In July 2021, the CAC and other related authorities released a draft amendment to the 2020 Cybersecurity Review Measures for public comments. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the

2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. Based on the opinion of our PRC counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator. As of the date of this proxy statement/prospectus, neither we nor any of our PRC Subsidiaries has been informed by any PRC governmental authority that we or any of our PRC Subsidiaries is a “critical information infrastructure operator.”

On November 14, 2021, the CAC released the Draft Administrative Regulation. Under the Draft Administrative Regulation, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign- listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level.

Based on the opinion of our PRC counsel, JunHe LLP, according to its interpretation of the currently in- effect PRC laws and regulations, we believe that neither we nor any of our PRC Subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our PRC Subsidiaries, because neither we nor any of our PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. Additionally, as of the date of this proxy statement/ prospectus, neither we nor any of our PRC Subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC Subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations (if enacted), nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or any of our PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or the business operations of our PRC Subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies.

As of the date of this proxy statement/prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections with respect to our business operations or in connection with the Business Combination from the CAC. Given the nature of our business and as advised by our PRC legal counsel, JunHe LLP, based on the foregoing analysis, we believe that we are compliant with the regulations and policies in relation to data security (including companies seeking to list on a foreign exchange) that have been issued by the CAC to date as of the date of this proxy statement/prospectus. However, as the Cybersecurity Review Measures and the Draft Administrative Regulation were newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”), effective November 1, 2021. The PIPL sets forth a range of obligations, administrative guidelines, and enforcement mechanisms with respect to the processing of personal information. The PIPL states that handling of personal information must have clear and reasonable purpose and shall be limited to the “minimum scope necessary to achieve the goals of handling” data. It also lays out conditions for which companies can collect personal data, such as obtaining an individual’s consent. The PIPL regulates personal information transfers outside of China by imposing obligations on handlers before transferring data abroad such as complying with a security assessment by relevant authorities. It also mandates risk assessments for specific processing including automated decision-making and handling that could have a major influence on individuals. In addition, the PIPL has a complex system of enforcement, including fines (that can go up to 5% of a company’s annual turnover) and administrative action (including warnings, orders to stop processing, confiscation of unlawfully obtained profit, revocation of licenses), individual rights to obtain compensation, and civil public interest litigation cases through a public prosecutor. If we are to be found in violation of the PIPL when conducting our business in China, we could be subject to the above administrative penalties and civil liabilities, such as warnings, fines, or service suspension or even revocation of licenses, which could materially and adversely affect our business, financial condition, and results of operations.

The Measures for the Security Assessment of Cross-border Data Transfer, effective from September 1, 2022, provide that the cross-border transfer of data falling under statutory categories shall be subject to security assessment. Given the nature of our business and as advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, we do not believe that we or any of our PRC Subsidiaries is engaged in any activity that is subject to security assessment as outlined in the Data Export Security Draft Measures. However, as its provisions and anticipated adoption or effective date are subject to change, and the interpretation and implementation measures remain uncertain, we cannot assure you that the final rules will be consistent with our interpretation. The promulgation of the above-mentioned laws and regulations indicates heightened regulatory scrutiny from PRC regulatory authorities in areas such as data security and personal information protection.

In addition to government regulation, privacy advocates and industry groups have proposed, and may in the future propose, self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, and/or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. New laws or amendments, or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict its business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to its reputation, we could be required to change our business activities and practices, which could adversely affect its business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could subject us to additional cost and liability, and affect our financial condition, operating results and reputation.

The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our products once they are approved.

Part of our R&D operations is in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. Please refer to the section headed “Summary of the Proxy Statement/Prospectus — Regulatory Matters” and “Information about Apollomics — Government Regulations — Chinese regulation of pharmaceutical product development and approval ” for a discussion of the regulatory requirements that are applicable to our current and planned business activities in China. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China in the worst scenario. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Apollomics’ audit report to be included in our proxy statement/prospectus was prepared by an auditor headquartered in China which the PCAOB previously was not able to be inspect or investigate completely due to positions previously taken by the PRC and HKSAR regulatory authorities. Under the HFCAA, Apollomics’ ability to maintain the listing of its securities on Nasdaq and the trading of its securities in the U.S. markets may be dependent on the PCAOB’s continued access to inspect Apollomics’ independent auditor.

Apollomics is subject to potential prohibitions and restrictions under the HFCAA and related regulations. Pursuant to the HFCAA and its amendment, if a company has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify such company as a “Commission-identified Issuer,” and the trading of the securities of such company on U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if the company is identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, PCAOB issued a report on its determination that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and/or HKSAR, because of positions taken by local authorities. Apollomics’ auditors, Deloitte Touche Tohmatsu Certified Public Accountants LLP, headquartered in China, were subject to the PCAOB December 16, 2021, determination that the PCAOB was unable to inspect Apollomics’ auditors completely. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, there can be no assurance that the PCAOB will continue to have such access. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report in an annual report filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. There can be no assurance that we will not be identified as a Commission-Identified Issuer for any future fiscal year, and if we are so identified for two consecutive years, we will become subject to the trading restriction and prohibition under the HFCAA.

Starting in 2011, the “big four” PRC-based accounting firms, including Apollomics’ independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain United States-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the PRC accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the PRC accounting firms, including Apollomics’ independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all the affiliates of the “big four.” If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including Apollomics’ independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, Apollomics could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in mainland China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based U.S.-listed companies, and the market price of our securities may be adversely affected.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will (i) identify an issuer as a “Commission- Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of the position taken by the authority in the foreign jurisdiction and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. Additionally, in December 2022, an amendment of the HFCAA was enacted which shortened the three-consecutive-year compliance period under the HFCAA to two consecutive years and, as a result, reduced the time before the potential trading prohibition against or delisting of our securities should the PCAOB’s access to inspect our independent auditors be negatively affected in the future. On December 16, 2021, pursuant to the HFCAA, PCAOB issued a report on its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China and/or HKSAR, because of positions taken by local authorities, which included Apollomics’ auditors. On

August 26, 2022, the PCAOB signed the SOP Agreement with the CSRC and the Ministry of Finance of the People’s Republic of China, which establishes a framework for the PCAOB to conduct inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong and includes commitments from Chinese authorities on issues that have historically impeded the PCAOB’s ability to inspect and investigate completely. On December 15, 2022, the PCAOB determined that it has secured complete access to inspect and investigate audit firms based in mainland China or Hong Kong. The PCAOB reassessed and vacated its December 16, 2021 determination to the contrary and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect Apollomics’ ability to maintain the listing of Apollomics’ securities on U.S. national securities exchanges, including Nasdaq, and the trading of Apollomics’ securities in the over-the-counter trading market, if Apollomics continues to use an accounting firm headquartered in mainland China or Hong Kong. Each year, the PCAOB will reassess and determine whether it has complete access to inspect and investigate the accounting firms in mainland China or Hong Kong, among other foreign jurisdictions. Additionally, the U.S. regulatory regime in this area has evolved and may continue to develop in the future.

Should the PCAOB’s access to inspect our independent auditors be negatively affected in the future and if PCAOB determines that it is unable to inspect our auditors completely, the lack of PCAOB inspections could prevent the PCAOB from regularly evaluating our auditor’s audits and our quality control procedures and could make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to PCAOB inspections, and as a result, investors may be deprived of the benefits of PCAOB inspections. Investors may lose confidence in Apollomics’ reported financial information and procedures and the quality of its consolidated financial statements. If the PCAOB determines that it is unable to inspect our auditors completely for two consecutive years, our securities could be delisted and prohibited from trading in the United States under the current HFCAA and related regulations. The delisting or prohibition of trading of our securities, if our securities are unable to be listed on another securities exchange by then, would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting or prohibition of trading would have a negative impact on the price of our securities.

Risks Related to Our Organizational Structure

Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements and could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

Dividend payments from our PRC Subsidiaries are subject to various restrictions under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, under the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated, PRC withholding tax at the rate of 10% is applicable to dividends payable by “PRC tax resident enterprises” to investors that are “non-PRC residents,” that is, investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their source within the PRC. Similarly, any gain realized on the transfer of ordinary shares of “PRC tax resident enterprises” by such investors is also subject to PRC income tax, usually at rate of 10% unless otherwise reduced or exempted by relevant tax treaties or similar arrangements, if such gain is regarded as income derived from sources within the PRC. Our Company is a holding company incorporated in Cayman Islands and part of our operations are in the PRC. There is uncertainty whether we will be considered a “PRC tax resident enterprise” for the purpose of the EIT Law. As a result, it is unclear whether any dividends paid on our ordinary shares, or any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within China and would as a result be subject to PRC income tax. If we are considered a “PRC tax resident enterprise,” then any dividends paid to our shareholders that are “non-PRC residents” and any gains realized by them from the transfer of our ordinary shares may be regarded as income derived from PRC sources and, as a result, would be subject to a 10% PRC income tax, unless otherwise reduced or exempted. It is unclear whether, if we are considered a “PRC tax resident enterprise,” our shareholders would be able to claim the benefit of income tax treaties or agreements entered into between PRC and other countries or regions. If any dividends payable to our non-PRC shareholders that are “non-PRC residents,” or any gains from the transfer of our ordinary shares are subject to PRC tax, the value of such non-PRC shareholders’ investment in our ordinary shares may be materially and adversely affected. Furthermore, if our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Subsidiaries may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of China.

Based on the experience of our management team, we do not believe that remittance of cash and/or noncash assets from Hong Kong, including cash and/or non-cash assets held by Apollomics HK, an intermediary holding company with no current business operations, is subject to the aforementioned interventions, restrictions and limitations by the PRC government or similar interventions, restrictions or limitations from the government of the HKSAR, nor do we believe such interventions, restrictions and limitations will be imposed on Apollomics HK. To the extent that our cash and/or non-cash assets in Hong Kong or any cash and/or noncash assets held by Apollomics HK are subject to the aforementioned interventions, restrictions and limitations by the PRC government or the government of the HKSAR, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to us, to fund the operations of our subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes.

Restrictions on our subsidiaries on paying dividends or making other payments to us under existing or new laws and regulations of the PRC and the HKSAR may restrict our ability to satisfy our liquidity requirements and could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

Dividend payments from our PRC Subsidiaries are subject to various restrictions under current PRC laws and regulations and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, under the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated, PRC withholding tax at the rate of 10% is applicable to dividends payable by “PRC tax resident enterprises” to investors that are “non-PRC residents,” that is, investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their source within the PRC. Similarly, any gain realized on the transfer of ordinary shares of “PRC tax resident enterprises” by such investors is also subject to PRC income tax, usually at rate of 10% unless otherwise reduced or exempted by relevant tax treaties or similar arrangements, if such gain is regarded as income derived from sources within the PRC. Our Company is a holding company incorporated in Cayman Islands and part of our operations are in the PRC. There is uncertainty whether we will be considered a “PRC tax resident enterprise” for the purpose of the EIT Law. As a result, it is unclear whether any dividends paid on our ordinary shares, or any gain realized from the transfer of our ordinary shares, would be treated as income derived from sources within China and would as a result be subject to PRC income tax. If we are considered a “PRC tax resident enterprise,” then any dividends paid to our shareholders that are “non-PRC residents” and any gains realized by them from the transfer of our ordinary shares may be regarded as income derived from PRC sources and, as a result, would be subject to a 10% PRC income tax, unless otherwise reduced or exempted. It is unclear whether, if we are considered a “PRC tax resident enterprise,” our shareholders would be able to claim the benefit of income tax treaties or agreements entered into between PRC and other countries or regions. If any dividends payable to our non-PRC shareholders that are “non-PRC residents,” or any gains from the transfer of our ordinary shares are subject to PRC tax, the value of such non-PRC shareholders’ investment in our ordinary shares may be materially and adversely affected. Furthermore, if our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by our PRC Subsidiaries may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of China.

Based on the experience of our management team, we do not believe that remittance of cash and/or noncash assets from Hong Kong, including cash and/or non-cash assets held by Apollomics HK, an intermediary holding company with no current business operations, is subject to the aforementioned interventions, restrictions and limitations by the PRC government or similar interventions, restrictions or limitations from the government of the HKSAR, nor do we believe such interventions, restrictions and limitations will be imposed on Apollomics HK. To the extent that our cash and/or non-cash assets in Hong Kong or any cash and/or noncash assets held by Apollomics HK are subject to the aforementioned interventions, restrictions and limitations by the PRC government or the government of the HKSAR, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to us, to fund the operations of our subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes.

Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the United States will be limited and additional costs may be required. It may be difficult to enforce judgments obtained from foreign courts against us or our management in China.

We are a holding company incorporated in the Cayman Islands with its headquarters in the United States. We conduct our operations through Apollomics US, our headquarters based in California, U.S., as well as Crownmab, a wholly owned subsidiary of Apollomics in the PRC. Currently, part of our assets, at least one of the members of our management team and two of our directors are based in mainland China. Following the Closing, part of our assets and at least one of our management team will be based in mainland China. Therefore, it may be difficult or costly for you to effect service of process against us or these officers and directors within the United States. In addition, we have been advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. In addition, while we don’t have any business operations in HKSAR, currently, one of our directors is based in HKSAR. Similarly, it may be difficult or costly for you to effect service of process against this director within the United States, and enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in HKSAR or bring original actions in HKSAR based on U.S. federal securities laws. Furthermore, any judgment obtained in the U.S. against Apollomics and these individuals may not be collectible within the United States. See “Enforceability of Civil Liability under U.S. Securities Laws” for more details.

Risks Related to Changing Laws and Government Control

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

As part of our business operation is in China, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, the PRC government had, in the past, implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

The uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could have an adverse effect on our business.

As part of our business operation is in China, it is supervised by relevant regulatory authorities in China. The PRC legal system is a civil law system based on written statutes and, unlike the common law system, prior court decisions can only be cited as reference and have limited precedential value. Additionally, written statutes in the PRC are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the PRC government has developed a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. As these laws and regulations are continually evolving in response to changing economic and other conditions, and because of the limited volume of published cases and their non-binding nature, any particular interpretation of PRC laws and regulations may not be definitive. Moreover, we cannot predict the effect of future developments in the PRC legal system and regulatory structure. Such unpredictability towards our contractual, property and procedural rights as well as our rights licensed, approved or granted by the competent regulatory authority could adversely affect our business and impede our ability to continue our operations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, if at all, and which may have a retroactive effect. Hence, we may not be aware of violation of these policies and rules until after such violation has occurred. Further, the legal protections available to us and our investors under these laws, rules and regulations may be limited.

In addition, any administrative or court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce various contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We are subject to PRC and HKSAR tax laws and regulations.

We are subject to periodic examinations on fulfillment of our tax obligation under the PRC and HKSAR tax laws and regulations by PRC and HKSAR tax authorities. Although we believe that in the past we acted in compliance with the requirements under the relevant PRC and HKSAR tax laws and regulations in all material aspects and established effective internal control measures in relation to accounting regularities, we cannot assure you that future examinations by PRC and/or HKSAR tax authorities would not result in fines, other penalties or actions that could adversely affect our business, financial condition and results of operations, as well as our reputation. Furthermore, the PRC and/or HKSAR government from time to time adjusts or changes its tax laws and regulations. Such adjustments or changes, together with any uncertainty resulting therefrom, could have an adverse effect on our business, financial condition and results of operations.

Implementation of labor laws and regulations in China may adversely affect Apollomics’ business and results of operations.

Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Compliance with the labor contract law, its implementation rules and the applicable local labor laws, including provincial and municipal labor law may increase Apollomics’ operating expenses, in particular Apollomics’ personnel expenses. In the event that Apollomics decides to terminate some of Apollomics’ employees or otherwise change Apollomics’ employment or labor practices, the labor contract law and its implementation rules may also limit Apollomics’ ability to effect those changes in a desirable or cost-effective manner, which could adversely affect Apollomics’ business and results of operations. According to the Social Insurance Law and the Regulations on the Management of Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and housing funds, and the employers must, together with their employees or separately, pay the social insurance premiums and housing funds for such employees.

As the interpretation and implementation of these laws and regulations are still evolving, Apollomics cannot assure you that Apollomics’ employment practice will at all times be deemed in full compliance with labor- related laws and regulations in China, which may subject Apollomics to labor disputes or government investigations. If Apollomics is deemed to have violated relevant labor laws and regulations, Apollomics could be required to provide additional compensation to Apollomics’ employees and Apollomics’ business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at Apollomics’ operations or any of Apollomics’ third-party service providers could significantly disrupt daily operation and have a material adverse effect on Apollomics’ business.

Government control of currency conversion of and regulations on loans to, and direct investment in, PRC entities by offshore holding companies may delay us from making loans or additional contributions to our PRC subsidiaries, which could restrict our ability to utilize the proceeds from the Business Combination effectively and affect our ability to fund and expand our business.

The PRC government imposes controls on the convertibility of foreign currencies into Renminbi. Under China’s existing foreign-exchange regulations, foreign-exchange transactions under capital accounts continue to be subject to significant foreign-exchange controls and require the registration with, and approval of, PRC governmental authorities. In particular, if one subsidiary receives foreign-currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts. If we finance such subsidiary by means of additional capital contributions, these capital contributions must be reported to, filed with or approved by certain government authorities, including the MOFCOM or its local counterparts and the State Administration for Industry and Commerce (now known as the SAMR) through the Enterprise Registration System and the National Enterprise Credit Information Publicity System and the SAFE.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force from June 1, 2015. On June 9, 2016, SAFE further promulgated the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects, or SAFE Circular 16. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign- invested enterprises. Under SAFE Circular 19 and SAFE Circular 16, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for its own operation purposes within the business scope of the foreign invested enterprises and following the principles of authenticity. Considering that SAFE Circular 19 and SAFE Circular 16 are relatively new, it is unclear how they will be implemented, and there exist high uncertainties with respect to their interpretation and implementation by authorities. For example, under SAFE Circular 19 and SAFE Circular 16, we may still not be allowed to convert foreign-currency-registered capital of our PRC subsidiaries which are foreign-invested enterprises into RMB capital for securities investments or other finance and investment except for principal-guaranteed bank products. Further, SAFE Circular 19 and SAFE Circular 16 restrict a foreign- invested enterprise from using Renminbi converted from its registered capital to provide loans to a non-affiliated company.

Violations of SAFE Circular 19 and SAFE Circular 16 could result in severe monetary or other penalties. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into Renminbi. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Fluctuations in Renminbi exchange rates may expose us to exchange rate volatility, and may have a material and adverse effect on our results of operations and the value of your investment.

We incur portions of our expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, and we have not entered into any agreements to hedge our exchange rate exposure. A decline in the value of the U.S. dollar against currencies in countries in which we conduct clinical trials could have a negative impact on our R&D costs. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

Substantially all of our costs are denominated in U.S. dollar and Renminbi. We may rely on dividends and other fees paid to us by our PRC subsidiaries. Our proceeds from the Business Combination will be denominated in U.S. dollars. Any significant change in the exchange rates of the U.S. dollar against Renminbi may materially and adversely affect the value of and any dividends payable on, our ordinary shares in U.S. dollars. An appreciation of Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into Renminbi. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Related to Foreign Relations

We could be adversely affected by a deterioration of trade relations between the United States and China.

The United States government has indicated its intent to alter its approach to international trade policy and, among other things, has imposed tariffs on the import of certain foreign goods into the United States, including certain goods imported from China. In response, certain governments, including China, have imposed tariffs on the import of certain U.S. goods. Although innovative drugs have not been the subject of the United States or Chinese tariffs, it remains unclear what the United States, China or other governments will or will not do with respect to tariffs or other international trade policies. A further deterioration of trade relationship between the United States and China, whether as a result of any future imposition of tariffs on the import of Chinese-origin innovative drugs into the United States, or on the import of U.S.-origin innovative drugs into China, or otherwise, could adversely affect our ability to commercialize successfully in the United States and China any drugs for which we may receive marketing approval from the FDA or NMPA. Additionally, a further deterioration of the trade relationship between the United States and China, the imposition of tariffs on Chinese-origin innovative drugs, or U.S.-origin innovative drugs, or the perception that such tariffs may be imposed may adversely impact our ability to collaborate with U.S. or Chinese and other pharmaceutical companies, including our ability to procure license-in agreements to develop and market drugs for the U.S. and China markets.

The political relationships among Greater China and other countries may affect our business operations.

We have formed partnerships with entities in Greater China and establishing new collaboration partnerships is key to our future growth. Our business is therefore subject to constantly changing international economic, regulatory, social and political conditions, and local conditions in those foreign countries and regions. As a result, Greater China’s political relationships with those foreign countries and regions, in particular the United States, may affect the prospects of maintaining existing or establishing new collaboration partnerships. There can be no assurance that potential collaboration partners will not alter their perception of us or their preferences as a result of adverse changes to the state of political relationships among Greater China and the relevant foreign countries or regions. Any tensions and political concerns among Greater China and the relevant foreign countries or regions may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Changes in the United States and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Recent international trade disputes and political tensions, including those between China and the United States and China and Canada, and the uncertainties created by such disputes may disrupt the transnational flow of goods, harming the Chinese economy and our business. International trade and political disputes could result in tariffs and other protectionist measures that could increase our operating costs as well as the cost of goods and products, which could affect our customer’s discretionary spending level. In addition, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Business, Business Operations and Financial Prospects

Our clinical trials and those conducted by our partners may fail to adequately demonstrate the safety, potency/bioavailability and efficacy of any of our drug candidates, including our lead product candidate, APL-101, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of our drug candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our drug candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study, investigational new drug applications and/or clinical trial processes, and, because our drug candidates are in early stages of development, there is a high risk of failure and we may never succeed in developing marketable products.

Any clinical trials that we or our development partner(s) may conduct may not demonstrate the safety, potency and efficacy necessary to obtain regulatory approval to market our drug candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive or inconsistent with respect to the safety, bioavailability, potency and efficacy of our drug candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, if the drugs manufactured for clinical testing or for commercialization do not meet the approval requirements of the development program of our drug candidates, or if there are safety, potency or efficacy concerns associated with our drug candidates, we may be prevented from or delayed in obtaining marketing approval for such drug candidates. In some instances, there can be significant variability in safety, bioavailability, potency or efficacy results between different preclinical studies and clinical trials of the same drug candidate due to numerous factors, including changes in manufacturing, trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols, and the rate of enrollment and/or dropout among clinical trial participants. As is the case with all oncology drugs, it is likely that there will be side effects associated with their use. For example, both capmatinib and tepotinib, products that have been approved for the treatment of adult patients with metastatic NSCLC harboring MET exon 14 skipping alterations, have warnings for hepatotoxicity based on liver enzyme elevations. In our clinical trials to date of APL-101, we have also seen elevated liver enzymes and expect that our product would carry such a warning, if approved. Results of the trials on our drug candidate(s) could reveal unacceptable side effects. In such an event of risk identification of safety risks, our trials could be revised, suspended or terminated by the health authorities, and the FDA, NMPA or comparable regulatory authorities could order us to cease further development of or deny approval of our drug candidates for any or all targeted indications. We will need to manage the prevalence, duration and severity of potential side effects or other safety issues experienced with our drug candidates. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following regulatory approval, if obtained.

Undesirable side effects related to our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, NMPA or comparable regulatory authorities. In addition, many compounds that have initially showed promise in clinical or earlier stage testing are later found to demonstrate insufficient efficacy towards the intended indication or to cause undesirable or unexpected side effects that prevented further development of the compound. Additionally, the composition of our drug candidates or learnings in preclinical studies or clinical trials may result in contraindications for any drug candidates for which we may obtain regulatory approval.

If unacceptable side effects arise in the development of our drug candidates, we, the FDA, NMPA, or comparable regulatory authorities, the Institutional Review Boards (the “IRBs”), data and safety monitory boards or independent ethics committees at the institutions in which the trials on our drug candidates are conducted could suspend or terminate our preclinical studies or clinical trials or the FDA, NMPA or comparable regulatory authorities could order us to cease preclinical studies or clinical trials or deny approval of our drug candidates for any or all indications we are pursuing.

Treatment-emergent side effects that are deemed to be drug-related could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Undesirable side effects in one of our clinical trials for our drug candidates in one indication could adversely affect enrollment in clinical trials, regulatory approval and commercialization of our drug candidates in other indications. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.

Moreover, clinical trials of our drug candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that the results of clinical trials on our drug candidates may indicate an apparent positive effect of a drug candidate to be greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. For example, open-label clinical trials are subject to various limitations; among others, it may not be able to identify undesirable side effects. In addition, with a limited number of patients, there may be variabilities in results, and we may fail to identify rare and severe side effects of our drug candidates that may only be uncovered with a significantly larger number of patients. If such undesirable side effects caused by such drug candidates (or any other similar products) are identified at a late stage of development or after marketing approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withhold, withdraw or limit their approval of such drug candidates;

•	regulatory authorities may require the addition of labeling statements, such as a boxed warning or contraindications;

•	we may be required to change the way such drug candidates are distributed or administered, or change the labeling of the drug candidates;

•

the FDA, NMPA or a comparable regulatory authority may require a risk evaluation and mitigation strategy program to mitigate risks, which could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools, and regulatory authorities in other jurisdictions may require comparable risk mitigation plans;

•	we may be subject to regulatory investigations and government enforcement actions;

•

the FDA, NMPA or a comparable regulatory authority may require us to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the product;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our drug candidates; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining regulatory approval or market acceptance of the affected drug candidates and could substantially increase the costs of commercializing our drug candidates, if approved, and significantly impact our ability to successfully commercialize our drug candidates and generate revenues.

Additionally, one of our drug candidates, APL-501, is an anti-PD-1 antibody, a type of biological product. Immuno-oncology therapies such as PD-(L)1 antibodies are still considered as emerging and relatively novel therapeutics for treating cancer diseases. Their mechanisms of action are yet to be thoroughly understood, and adverse events or side effects are to be further studied in clinical trials as well as real-world practice. The results of clinical trials for immuno-oncology therapies including PD-(L)1 antibodies could reveal a high and unacceptable severity and prevalence of undesirable side effects. Any such side effects could adversely impact our ability to continue clinical development or obtain regulatory approvals. Any of these occurrences may harm our business, financial condition and prospects significantly.

We are a pre-revenue biotechnology company with a history of losses. We anticipate that we will continue to incur net losses and net operating cash outflows for the foreseeable future and may never achieve or maintain profitability.

We are a pre-revenue biotechnology company and our future profitability is dependent on the development of our pipeline products. Investment in pharmaceutical drug development is highly speculative, as it entails substantial upfront capital expenditures and significant risk that a drug candidate will fail to gain regulatory approval or become commercially viable. We continue to incur significant expenses related to our ongoing operations and drug development. We have incurred losses in each period since our inception. For the years ended December 31, 2020 and 2021, we had net losses of $74.8 million and $94.8 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development (“R&D”) programs and administrative expenses associated with our operations.

We expect to continue to incur net losses for the foreseeable future, and we expect these losses to increase as we continue and expand our development of, and seek regulatory approvals for, our drug candidates; hire additional clinical, operational, financial, quality control and scientific personnel; obtain, maintain, expand and protect our intellectual property portfolio; seek to identify additional drug candidates; acquire or in-license other drug candidates, intellectual property assets and technologies; establish a sales, marketing and commercialization team or distribution arrangement for any future products that have obtained regulatory approval; and successfully commercialize our drug candidates in one or more indications. Typically, it takes many years to develop one new drug from the drug discovery stage to when it is available for treating patients. In addition, we will continue to incur costs associated with operating as a public company and in support of our growth as a development-stage or commercial-stage biotech company. The size of our future net losses will depend, in part, on the number and scope of our drug development programs and the associated costs of those programs, the cost of commercializing any approved products, our ability to generate revenues and the timing and amount of milestone payments we make or receive with or through arrangements with third parties. If any of our drug candidates fails in clinical trials or does not gain regulatory approval, or, if approved, fails to achieve market acceptance, we may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We rely on third parties and our collaborators/partners to conduct our preclinical studies and clinical trials and we must work effectively with collaborators to develop our drug candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We depend, or may depend in the future, upon third parties and/or collaborators and partners to conduct certain aspects of the preclinical studies and clinical trials on our drug candidates, under agreements with universities, medical institutions, contract research organizations (“CROs”), strategic collaborators and others. We expect to have to negotiate budgets and contracts with such third parties (and such negotiations may vary significantly among the various third parties) which may result in delays to our development timelines and increased costs.

We have worked with and plan to continue to work with third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We work with these CROs to execute our preclinical studies and clinical trials, control only certain aspects of their activities, and have limited visibility into their day-to-day activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our collaboration with the CROs does not relieve us of our regulatory responsibilities. We, our CROs and our development partners for our preclinical and clinical programs and our clinical investigators are required to comply with the good laboratory practice (“GLP”) and good clinical practice (“GCP”), which are regulations and guidelines enforced by the FDA, NMPA and other comparable regulatory authorities for all of our drugs in preclinical and clinical development. If we or any of our CROs, collaborators or clinical investigators fail to comply with applicable GLPs and GCPs, the data generated in the preclinical studies and clinical trials may be deemed unreliable and the FDA, NMPA or comparable regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. Additionally, if required site inspections to be conducted by applicable authorities cannot be completed due to the COVID-19 pandemic and restrictions on travel, then our ability to obtain approvals for our product candidates may be delayed or adversely affected. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. During the COVID-19 pandemic and as of the date of this proxy statement/prospectus, regulatory inspectors have not carried out any clinical trial site inspections in the United States, China or Australia with respect to our clinical sites.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and nonclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they or our clinical investigators obtain is compromised due to failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional CROs involves additional cost and delays (including identifying and training suitable additional/replacement clinical investigators and obtaining required IRB approval for any additional/new clinical trial site), which can materially influence our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on our business, financial condition, results of operations and prospects.

Cooperation of our R&D collaborators and partners working on our drug candidates are required for the success of our projects. Our R&D collaborators may not be our employees, but collaborate with us under agreements. The delivery and the timeliness of their work, as well as quality of their work, may impact the development of our drug candidates and the probability of success. For example, if our collaborator(s) did not provide CMC, preclinical, or clinical data to us on a timely basis or if such data were inadequate for meeting regulatory purposes, the application for marketing approval of our drug candidates could be delayed, denied, withheld, or withdrawn from health authorities like the FDA, NMPA, or other comparable health authorities.

Even if we consummate the Business Combination, we may need additional capital to meet our operating cash requirements, and financing may not be available on terms acceptable to us, or at all. If we are unable to obtain such financing, we may be unable to complete the development, manufacturing and commercialization of our drug candidates.

Our drug candidates will require completion of their clinical development, regulatory review, significant marketing efforts and substantial investment before they can provide us with product sales revenue. Our operations have consumed substantial amounts of cash since inception. We incurred $35.7 million and $43.3 million in net cash used in operating activities for the years ended December 31, 2020 and 2021, respectively. While we believe that our cash and cash equivalents and our other liquid financial assets as of December 31, 2021 will be able to maintain our financial viability until the end of the quarter ended June 30, 2023, we may require additional cash resources to meet our continued operating cash requirements in the future, especially to fund our R&D activities, and if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market.

If the financial resources available to us after the Business Combination are insufficient to satisfy our cash requirements, we may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances or partnerships, and government grants or subsidies. It is uncertain whether such funding will be available in amounts or on terms acceptable to us, if at all. If we are not able to obtain additional capital to meet our cash requirements in the future, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported, which has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

Our business, financial condition and results of operations have been, and could continue to be, indirectly and adversely affected by the ongoing military conflict between Russia and Ukraine. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels such as crude oil and natural gas, and related transportation, freight and warehousing costs; and (iv) disruptions to logistics and supply chains. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to increased instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

The extent and duration of the military action, sanctions and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.

We have no track record in launching and marketing drug candidates. If we are unable to develop marketing and sales capabilities or enter into agreements with third parties to market and sell our drug candidates, we may not be able to generate product sales revenue.

We have collaboration relationships with several biotechnology companies, and it is our plan to launch and market drug candidates with our partners. However, we have yet to demonstrate our capability to launch and commercialize any of our drug candidates on our own. As a result, our ability to successfully commercialize our drug candidates may depend on our collaboration relationships with partners. If we are to launch and commercialize any of our drug candidates on our own, it may take longer and cost more than it would if we were to launch it with our partnering company who has experience launching and marketing drug candidates.

We may either develop internal sales, marketing and commercial distribution capabilities for any or all of our drug candidates or pursue collaboration or partnership arrangements regarding the sales and marketing of our drug candidates. However, there can be no assurance that we will be able to establish or maintain such collaboration or partnership arrangements, or if we are able to do so, that they will have effective sales forces. If we pursue our own sales, marketing and distribution capabilities, we will have to compete with other pharmaceutical and biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel. In addition, if we commercialize our drug candidates, if approved, via such collaboration or partnership arrangements, revenue we receive from the sale of our products will depend upon the efforts of such third parties. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts for our drug candidates.

There can be no assurance that we will be able to further develop and successfully maintain in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaboration partners to successfully commercialize any product, and as a result, we may not be able to generate product sales revenue, which would materially adversely affect our business, financial condition, results of operations and prospects.

We may need to enter into license agreements with third parties to market and sell our drug candidates.

Certain third parties may contend that we need to license from them certain intellectual property rights before we launch. For example, we are aware of a family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of APL-101 (the "Structure Patents"). If we are not able to obtain a license under the Structure Patents in time or on commercially acceptable terms, we may need to delay our launch in the relevant markets until the Structure Patents expire in December 2026, or if we plan to commercialize APL-101 as scheduled, we face the risk that the third party may initiate legal proceedings against us. While the outcomes of such legal proceedings are uncertain, if the court’s judgment is in favor of the third party, we may be subject to remedies or injunctive relief, wherein the injunctive relief would delay our commercial launch until the expiry of the Structure Patents in December 2026. Please refer to section headed “Apollomics’ Business — Business Development — Intellectual Property” in this proxy statement/prospectus for further details. If we experience significant delays in commercializing APL-101, if approved, our business could be materially harmed.

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a development-stage biotechnology company founded in May 2015. Our operations to date have focused on business planning, raising capital, establishing our intellectual property portfolio, drug discovery and conducting preclinical studies and clinical trials of our drug candidates. We do not have any developed products approved for commercial sale and have not generated any revenue from developed product sales. Our limited operating history, particularly in light of the rapidly evolving pharmaceutical industry, may make it difficult to evaluate our current business and reliably predict our future performance. We may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. If we do not address these risks and difficulties successfully, this could materially adversely affect our business, financial condition, results of operations and prospects.

The COVID-19 pandemic could adversely impact our business, including our ongoing and planned clinical trials and preclinical research.

Over two years after the World Health Organization declared the novel coronavirus disease (COVID-19) a pandemic, the COVID-19 pandemic continues to impact worldwide economic activity and financial markets. Variants of COVID-19 have caused and may continue to cause waves of increased infections. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been affected by quarantines and other measures intended to contain the pandemic and subsequent variants of the COVID-19 virus. Broad lockdowns under government orders, particularly in China and Europe, were put in place during the first quarter of 2020 and continued into 2022 for several regions in China, including particularly the extended lockdown in Shanghai that was in effect through early June 2022. The extent to which the COVID-19 pandemic ultimately impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak, including current and subsequent variants of COVID-19, travel restrictions and social distancing in the United States, China and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States, China and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. As the COVID-19 pandemic continues, we may experience disruptions that could severely impact our business, current and planned clinical trials and preclinical research, including:

•

delays or difficulties in enrolling and retaining subjects, including elderly subjects, who are at a higher risk of severe illness or death from COVID-19, in our ongoing clinical trials and our future clinical trials;

•	delays or difficulties in clinical site initiation, including due to difficulties in staffing and recruiting at clinical sites;

•	difficulties in collecting and interpreting data from our clinical trials due to the possible effects of COVID-19 on subjects;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

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limitations in resources, including our employees, that would otherwise be focused on the conduct of our business or our current or planned clinical trials or preclinical research, including because of sickness, the desire to avoid contact with large groups of people, or restrictions on movement or access to our facility as a result of government-imposed “shelter in place” or similar working restrictions;

•

interruptions, difficulties or delays arising in our existing operations and company culture as a result of some or all of our employees working remotely, including those hired during the COVID-19 pandemic;

•	delays in receiving approval or authorization from regulatory authorities to initiate our clinical trials;

•	interruptions in preclinical studies due to restricted or limited operations at the CROs conducting such studies;

•	interruptions or delays in the operations of the FDA or other domestic or foreign regulatory authorities, which may impact review and approval timelines;

•	delays in receiving the supplies, materials and services needed to conduct clinical trials and preclinical research;

•

changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs or require us to discontinue the clinical trial altogether;

•	interruptions or delays to our development pipeline;

•

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel;

•	refusal of the NMPA to accept data from clinical trials in affected geographies outside of China; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside of the United States.

If we fail to effectively manage our anticipated growth or execute on our growth strategies, our business, financial conditions, results of operations and prospects could suffer.

Pursuing our growth strategies has resulted in, and will continue to result in, substantial demands on capital and other resources. In addition, managing our growth and executing on our growth strategies will require, among other things, our ability to continue to innovate and develop advanced technology in the highly competitive global biopharmaceutical market, effective coordination and integration of our facilities and teams across different sites, successful hiring and training of personnel, effective cost control, sufficient liquidity, effective and efficient financial and management control, effective quality control, and management of our suppliers to leverage our purchasing power. Any failure to execute our growth strategies or realize our anticipated growth could adversely affect our business, financial conditions, results of operations and prospects.

Our future success depends on our ability to retain key executives and to attract, train, retain and motivate senior management and qualified scientific employees.

We are highly dependent on our management team and their experience with our business and operations. We currently do not have “key-man” insurance for any of our executive officers or other key personnel. The loss of the services of any of these persons could impede the achievement of our R&D and commercialization objectives.

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, manufacturing and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a public company, which may require us to recruit more management personnel.

Any unanticipated departure of members of the management team without appropriate replacement found in a timely manner may have a material adverse effect on our business operations and profitability.

We may experience competition from other pharmaceutical and biotechnology companies for the hiring of management and other qualified personnel. We may also experience competition for the hiring of scientific personnel from universities and research institutions. Moreover, there is no assurance that we will be able to retain or motivate these key personnel on acceptable terms due to a number of reasons, including the competitiveness of our compensation.

Our reputation is key to our business success. Negative publicity may adversely affect our reputation, business and growth prospect.

Any negative publicity concerning us or our affiliates, even if untrue, could adversely affect our reputation and business prospects. We cannot assure you that negative publicity about us or any of our affiliates name would not damage our brand image or have a material adverse effect on our business, results of operations and financial condition. Furthermore, referrals and word-of-mouth have significantly contributed to our ability to establishing new partnerships. As a result, any negative publicity about us or any of our affiliates could adversely affect our ability to maintain our existing collaboration arrangements or attract new partners.

We have significantly increased and will continue to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

As our development and commercialization plans and strategies evolve, we expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and business development. To manage our future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. As we have limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel, and the expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a material adverse effect on our business and business operations. In addition, our future financial performance will depend, in part, on our ability to effectively manage our recent growth and any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

If we are not able to effectively manage our growth and further expand our organization by hiring new employees and expanding our groups of consultants and contractors as needed, we may not be able to successfully implement the tasks necessary to further develop and commercialize our drug candidates and, accordingly, may not achieve our research, development and commercialization goals. Our failure to do so could materially adversely affect our business, financial condition, results of operations and prospects.

We may be involved in claims, disputes, litigation, arbitration or other legal proceedings in the ordinary course of business, and any claims or proceedings against us could be costly and time-consuming to defend.

From time to time, we may be involved in claims, disputes and legal proceedings in our ordinary course of business. These may concern issues relating to, among others, product liability, employment or labor disputes, breach of contract, infringement, misappropriation, violation or ownership of intellectual property rights and environmental matters. Any claims, disputes or legal proceedings initiated by us or brought against us, with or without merit, may result in substantial costs and diversion of resources, and could materially harm our reputation. Furthermore, claims, disputes or legal proceedings against us may be due to defective supplies sold to us by our suppliers, who may not be able to indemnify us in a timely manner, or at all, for any costs that we incur as a result of such claims, disputes and legal proceedings.

Product liability claims or lawsuits could cause us to incur substantial liabilities.

We face an inherent risk of product liability exposure related to the use of our drug candidates and the testing of our drug candidates in human clinical trials. If we cannot successfully defend ourselves against product liability claims, we may be subject to civil liability for physical injury, death or other losses caused by our products and to administrative liability, criminal liability and the revocation of our business licenses if our products are found to be defective. Regardless of the merits or eventual outcome, product liability claims may also lead to the following adverse consequences, including:

•	regulatory authorities may suspend or withdraw approvals of the drug;

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we may be required to develop a risk evaluation and mitigation strategies program for the drug or, if a risk evaluation and mitigation strategies program is already in place, to incorporate additional requirements under the risk evaluation and mitigation strategies program, or to develop a similar strategy as required by the relevant regulatory authority;

•	we may be required to conduct post-market studies;

•	there may be significant negative media attention and reputational damage;

•	regulatory authorities may require additional warnings on the label;

•	we may incur significant costs to defend related litigations;

•	we may be required to conduct product recalls;

•	our management’s time and our resources may be diverted;

•	we may incur a loss of revenue; and

•	the price of our securities may decline.

We currently obtain liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or which is in excess of the limits of our insurance coverage. Our insurance policies also contain various exclusions, and we may be subject to particular liability claims for which we have no coverage. We will have to pay any amount awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. In addition, if we cannot successfully defend ourselves against such claims, we may incur substantial liabilities and be required to suspend or delay our ongoing clinical trials. Even a successful defense would require significant financial and management resources.

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to, harm our reputation, withdrawal of other clinical trial participants, the incurrence of costs to defend the related litigation, the diversion of our management’s time and resources, the requirement to pay substantial monetary awards to trial participants or patients, our inability to commercialize our drug candidates; the loss of revenue and the decline of the price of our securities.

Certain holders of our preferred shares have delivered notices to us purporting to exercise their redemption rights with respect to their preferred shares, and we may have to pay the redemption amount as determined by a court to these shareholders.

Our amended and restated memorandum and articles of association gives redemption rights to certain holders of our preferred shares under certain circumstances. A few of such holders have delivered notices to us purporting to exercise such redemption rights, and additional holders may deliver notices purporting to redeem. While we do not believe that we are obligated to make payments of the redemption amounts at this time, if these holders file complaints (or other originating processes) with a competent court and the court finds the redemption amount to be presently due and owing and/or any claims meritorious, we may be required to pay the redemption amount, as may be determined by the court, to these shareholders.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We currently carry clinical trial liability insurance, and it may not adequately cover all liabilities that we may incur. Inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could adversely affect our business. Any claim that may be brought against us could result in a court judgement or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amount awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We maintain insurance policies that are required under the United States and PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry and market practice. We currently hold business owners insurance, directors and officers liability insurance, employment practices liability insurance and clinical trial liability insurance in the United States. We do not maintain any product liability insurance. In China, we maintain commercial employee health insurance, car insurance, public liability insurance and clinical trial liability insurance. In line with industry practice in the United States and PRC, we have elected not to maintain certain types of insurance, such as business interruption insurance or key-man insurance on any of our senior management or key personnel. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution and pharmaceutical company collaborators, manufacturers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or public health crises, such as the COVID-19 pandemic, and other natural or man-made disasters or business interruptions, including terrorism and war. In addition, for some of our clinical trials, we rely on third-party research institution collaborators for conducting R&D of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain customary insurance coverage, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

In February 2022, Russia commenced a war against Ukraine. The sanctions announced by the United States and other countries against Russia as a result include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, threats of cyberattacks, prolonged periods of higher inflation, geopolitical shifts, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, all of which could have a material adverse effect on our business, financial condition, and results of operations.

If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, from time to time. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent or unforeseen liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property rights and products of an acquired company, including difficulties associated with integrating new personnel;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Any of the foregoing risks, if they come to pass, could materially adversely affect our business, financial condition, results of operations and prospects. In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If we fail to comply with applicable anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-bribery laws of various jurisdictions, particularly in the United States and China. As our business has expanded, the applicability of the applicable anti-bribery laws to our operations has increased. In particular, we are subject to the United States Foreign Corrupt Practices Act (the “Foreign Corrupt Practices Act”). The Foreign Corrupt Practices Act generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with anti-bribery laws, there is no assurance that such policies or procedures will prevent our agents, employees and intermediaries from engaging in bribery activities. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal, administrative or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

If we or our CROs, CMOs or other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business, financial condition and results of operations.

Our R&D activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. We and our CROs, CMOs, other contractors or consultants are subject to environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our and our CROs, CMOs and other partners’ operations may involve the use of hazardous waste products. We may contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or in disposing those materials. In the event of contamination or injury resulting from the use of hazardous materials or disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We also could incur significant costs associated with civil, administrative, or criminal fines and penalties. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. In particular, we expect that our cost of compliance with applicable environmental rules and regulations will increase notably if we commence production of drugs using our own manufacturing facilities. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous materials. If we face allegations of non-compliance with laws and encounter sanctions, our reputation, revenues and liquidity may suffer, and our drug candidates and future drugs could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of laws could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our drugs. If regulatory sanctions are applied or if regulatory approval is withdrawn, our value and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

We are subject to the risks of doing business globally.

Global markets are an important component of our growth strategy. We focus on opportunities in the United States, China, Australia and the European Union. Our rights to our in-licensed products are limited to the different areas. If we fail to obtain licenses or enter into collaboration arrangements with third parties in other markets, or if a third-party collaborator is not successful, our revenue-generating growth potential will be adversely affected. In addition, we may be exposed to specific risks of conducting our business and operations in international markets, including:

•	unexpected changes in or failure to comply with laws and regulatory requirements in local jurisdictions;

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	differences between national and local practice with respect to laws and regulatory requirements in a specific jurisdiction;

•	difficulty of effective enforcement of contractual provisions in certain jurisdictions;

•	concerns of local governments and regulators regarding our research and trial sites and the relevant management arrangements;

•	inadequate intellectual property protection in certain countries;

•	enforcement of anti-corruption and anti-bribery laws, such as the Foreign Corrupt Practices Act;

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trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the United States Department of Commerce and fines, penalties or suspension or revocation of export privileges;

•	the effects of applicable local tax regimes, royalties and other payment obligations owed to local governments, and potentially adverse tax consequences; and

•	significant adverse changes in local currency exchange rates. These could materially adversely affect our financial condition, results of operations and prospects.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, once we have become a public company, Nasdaq and the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the United States, China and the Cayman Islands, and to new and evolving regulatory measures under applicable laws. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information and governing our data privacy and security practices.

We routinely receive, collect, generate, store, process, transmit and maintain medical data treatment records and other personal details of subjects enrolled in our clinical trials, along with other personal or sensitive information. As such, we are subject to the relevant local, state, national and international data protection and privacy laws, directives regulations and standards that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data in the various jurisdictions in which we operate and conduct our clinical trials, as well as contractual obligations. These data protection and privacy law regimes continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance. Failure to comply with any of these laws could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which a material adverse effect on our financial position, results of operations, cash flows and prospects.

Such data protection and privacy laws and regulations generally require clinical trial sponsors and operators and their personnel to protect the privacy of their enrolled subjects and prohibit unauthorized disclosure of personal information. If such institutions or personnel divulge the subjects’ private or medical records without their consent, they will be held liable for damage caused thereby. Although we have adopted various measures to ensure our employees would adhere to our internal control measures to maintain confidentiality of our information, these measures may not be always effective, for example, our information technology systems could be breached through hacking activities, and personal information could be leaked due to theft or misuse of personal information arising from misconduct or negligence. In addition, our clinical trials frequently also involve professionals from third party institutions working on-site with our staff and enrolled subjects. We cannot ensure that such persons will always comply with our data privacy measures. Any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data for previously permitted purposes.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning the collection, storage and use of human genetic resources and the collection and transfer of personal data in China. The Regulations of the PRC on the Administration of Human Genetic Resources (“HGR Regulations”) which were implemented and became effective on July 1, 2019, among other things, require approval or filing from the Human Genetic Resources Administration of China before a Chinese party entering into a definitive contract with a foreign party where human genetic resources (“HGR”) are involved in any international collaborative project and additional approval or filing for any export or cross-border transfer of the HGR samples or associated data. The HGR Regulations further stipulate that in order to obtain marketing authorization for relevant drugs and medical devices in China, no approval is required in international clinical trial cooperation using China’s HGR at Chinese clinical institutions without export of HGR materials. However, the parties in the cooperation shall obtain a filing from the Human Genetic Resources Administration of China before clinical trials in connection with, among other things, the type, quantity and usage of the HGR to be used in the clinical trials. The Biosecurity Law of the PRC, effective from April 15, 2021, restates the filing requirement in relation to international clinical trial cooperation. The newly promulgated Personal Information Protection Law, effective from November 1, 2021, imposes stringent requirements on cross-border transfer of personal data, including passing the security assessment organized by the CAC, or being certified by a professional institution in respect of the protection of personal information, or concluding a contract with the foreign recipient specifying rights and obligations of both parties based on a prescribed template. The Measures for the Security Assessment of Cross-border Data Transfer, effective from September 1, 2022, provide that the cross-border transfer of data falling under statutory categories shall be subject to security assessment. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the interpretation and application of the HGR Regulations and data protection laws in China and elsewhere are often uncertain and in flux.

We are also subject to laws and regulations in the United States that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. This includes increased privacy-related legislative and enforcement activity at both the federal level and the state level, including the implementation of the California Consumer Privacy Act (the “CCPA”), which came into effect in

January 2020, the California Privacy Rights Act (the “CPRA”) which will take effect on January 1, 2023, as well as other state data privacy and breach notification laws. The CCPA broadly defines personal information, provides an expansive meaning to activity considered to be a sale of personal information, gives California residents expanded privacy rights and protections, including the right to opt out of the sale of personal information and requires California employers to provide employees with a notice at collection describing the personal information collected and used by an employer. The CCPA also provides for civil penalties for violations and a private right of action for certain data breaches. The CPRA expands upon the CCPA by creating additional obligations relating to personal information and establishing a new enforcement agency dedicated to consumer privacy. The CPRA will also expand the scope of the CCPA to include California employees. New data privacy laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate under the current U.S. presidential administration. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation.

Regulatory authorities in Europe have implemented and are considering a number of legislative and regulatory proposals concerning data protection, for example, the General Data Protection Regulation (the “GDPR”), which became effective in May 2018, imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including, but not limited to, requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States), providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, and recordkeeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10 million Euros or up to two (2)% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20 million Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the GDPR. Because the GDPR specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from the GDPR and impose different obligations from country to country, leading to additional complexity and uncertainty.

In addition, further to the U.K. exit from the EU on January 31, 2020, the GDPR ceased to apply in the U.K. at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the U.K.’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into U.K. law (the “U.K. GDPR”). The U.K. GDPR and the U.K. Data Protection Act 2018 set out the U.K.’s data protection regime, which is independent from but aligned to the EU’s data protection regime. Non-compliance with the U.K. GDPR may result in monetary penalties of up to 17.5 million British pound or four (4)% of worldwide revenue, whichever is higher. The U.K., however, is now regarded as a third country under the EU’s GDPR which means that transfers of personal data from the European Economic Area to the U.K. will be restricted unless an appropriate safeguard, as recognized by the EU’s GDPR, has been put in place.

Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security, and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any non-compliance of all applicable laws, regulations, standards and obligations could result in proceedings against us by data protection authorities, governmental entities or others, including class action privacy litigation in certain jurisdictions, which would subject us to significant awards, fines, penalties, judgments and negative publicity, and may otherwise materially and adversely affect our business, financial condition and results of operations.

Our internal computer systems, or those used by our CMOs, CROs or partners or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our CMOs, CROs and other contractors are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or future clinical trials for any of our drug candidates could result in delays in regulatory approvals efforts and significantly increase costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our drug candidates could be delayed or impaired.

Increased labor costs could slow our growth and affect our profitability.

Our operations require a sufficient number of qualified employees. According to China Insights Consultancy, the average labor cost in the global pharmaceutical market has been steadily increasing since last decades as the competition for qualified employees has become more intense. We cannot assure you that there will be no further increase in labor cost. If there is a significant increase in our labor cost, our operations and profitability may be adversely affected.

Raising additional capital may cause dilution to our shareholders and restrict our operations, and you may incur immediate and significant dilution and may experience further dilution if we issue additional ordinary shares or other equity securities in the future.

We might raise additional capital through the sale of equity or convertible debt securities, and your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. The incurrence of additional indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.

In the event that we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept less favorable terms, including relinquishing or licensing to a third party on less favorable terms our rights to technologies or drug candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

The amount of our future losses is uncertain and our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

Our operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•	the timing and success or failure of clinical trials for our drug candidates or competing drug candidates, or any other change in the competitive landscape of our industry;

•	our ability to successfully recruit and retain patients for clinical trials, and any delays caused by difficulties in such efforts;

•	our ability to obtain approval from relevant authorities for development and commercialization of our drug candidates, and the timing and scope of any such approvals we may receive;

•	the timing, the cost of, and level of investment in, R&D activities relating to our drug candidates, which may change from time to time;

•	the cost of manufacturing our drug candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to develop additional drug candidates;

•	the level of demand for our drug candidates should they receive approval, which may vary significantly;

•	the risk/benefit profile, cost and reimbursement policies with respect to our drug candidates, if approved, and existing and potential future therapeutics that compete with our drug candidates;

•	general market conditions or extraordinary external events, such as a recession or the COVID-19 pandemic;

•	the changing and volatile United States and global economic environments; and

•	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of securities analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially. Such a decline in the price of our ordinary shares could occur even when we have met any previously publicly stated guidance we may provide.

We may not realize the benefits of any acquisitions, in-licenses or strategic alliances that we enter into.

In the future, we may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates, including artificial intelligence, machine learning and other technology-based platforms that may supplement our discovery efforts.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or in-license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including the number of active partners, the number of active programs, the number and progress of active clinical programs, and the number and commercial progress of approved products, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business, and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business grows and as we introduce new solutions. In addition, we are highly dependent on information provided by our partners as to the status of their development programs. To the extent such information is later shown to be inaccurate, our metrics and forecasts could be materially and adversely affected. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business grows, or if our metrics prove inaccurate or unrepresentative based on information provided by our partners or otherwise, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

We rely on a limited number of suppliers for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in some cases single suppliers, to provide certain consumables and equipment that we use in our laboratory operations, as well as reagents and other laboratory materials involved in the development of our technology. Fluctuations in the availability and price of laboratory materials and equipment could have an adverse effect on our ability to meet our technology development goals with our partners and thus our results from operations as well as future partnership opportunities. An interruption in our laboratory operations or technology transfer could occur if we encounter delays, quality issues or other difficulties in securing these consumables, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. In addition, while we believe suitable additional or alternative suppliers are available to accommodate our operations, if needed, any transition to new or additional suppliers may cause delays in our processing of samples or development and commercialization of our technology. Any such interruption could significantly affect our business, financial condition, results of operations and reputation.

If our operating facilities become damaged or inoperable or if we move or are otherwise required to vacate our facilities, our ability to conduct and pursue our R&D efforts may be jeopardized.

Our scientific and engineering R&D and testing is conducted at our facilities located in Hangzhou, China and the Bay Area of California. Our facilities and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facilities are inoperable or suffer a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facilities and the equipment we use to perform our R&D work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in R&D efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and confidential and/or proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including R&D information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may experience security breaches that may remain undetected for an extended period. Our third-party service providers and partners are also subject to these heightened risks. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in costly legal claims or proceedings, regulatory investigations, or require us to incur expenditures in connection with remediation. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to the Development of our Drug Candidates

Drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

All of our drug candidates are in preclinical or clinical development and their risk of failure is high. Before we can commence clinical trials for a drug candidate, we must complete extensive preclinical testing and studies that support our planned or future INDs or similar applications in respective jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, NMPA or other relevant regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies ultimately will support the further development of our programs. Even if we start clinical trials, we are unable to predict when or if any of our drug candidates will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the commercialization of any drug candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans.

We may experience numerous unforeseen events during, or as a result of, clinical trials, that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•	we may experience delays in reaching, or may fail to reach, a consensus with regulators on trial design;

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the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of drug candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

•	we may experience delays in reaching, or may fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience difficulty in designing clinical trials and in selecting endpoints for diseases that have not been well-studied and for which the natural history and course of the disease is poorly understood;

•	preclinical and clinical testing may generate imprecise data and the results can be interpreted in different ways;

•	the selection of certain clinical endpoints may require prolonged periods of clinical observation or analysis of the resulting data;

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we may experience difficulties in successfully enrolling subjects in the clinical trials, for example, the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

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our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to amend clinical trial protocols or to suspend or terminate the trials;

•	our third-party contractors, including CMOs and CROs, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical trials for various reasons, including non-compliance with regulatory requirements;

•	regulators may not accept data from our clinical trials completed in foreign jurisdictions if we do not satisfy certain regulatory requirements;

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clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs; and

•	the cost of clinical trials of our drug candidates may be greater than we anticipate.

If we are required to conduct additional clinical trials or testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or testing are not positive or are only modestly positive or if there are safety, potency or efficacy concerns, we may:

•	be delayed in obtaining marketing approval for our drug candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements or changes in the way the product is administered; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs also will increase if we experience delays in preclinical studies or clinical trials or in obtaining institutional review board or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates, or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates, which may harm our business, results of operations, financial condition and prospects.

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The results of preclinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through preclinical studies and initial clinical trials and despite the level of scientific rigor in the study design and execution. There can be significant variability in safety and efficacy results between different trials of the same drug candidate due to numerous factors, such as differences in individual patient conditions, including ethnical and genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

In the case of any trials we conduct, results may differ from earlier trials due to, among other things, the larger number of clinical trial sites, additional countries involved in such trials, different patient population, different trial designs, and different standard of care and pretreatment of patients before enrolling in such trials. Additionally, several of our past, planned and ongoing clinical trials, including for APL-101, utilize an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational drug candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational drug candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our drug candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or emergence of unacceptable safety issues, notwithstanding promising results in earlier trials. Most drug candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of any of our drug candidates. Drug candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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preclinical studies or clinical trials may show the drug candidates to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

•	failure to establish or to achieve clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

•	failure to receive the necessary regulatory approvals;

•	manufacturing issues, formulation issues, pricing or reimbursement issues or other factors that make a drug candidate uneconomical; and

•	the intellectual proprietary rights of others and their competing products and technologies that may prevent one of our drug candidates from being commercialized.

In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analysis, and many companies that have believed their drug candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. The standards that regulatory authorities such as the FDA and NMPA use require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval.

Our clinical trials have primarily been conducted in the United States, China and Australia. The FDA’s acceptance of data from clinical trials not conducted under an IND outside of the United States is subject to certain regulatory conditions, including that the clinical trial must be well designed and well controlled, as well as conducted in accordance with GCP. The FDA must also be able to validate the data from any foreign study through an on-site inspection if the agency deems it necessary. A sponsor or applicant may ask the FDA to waive certain of these requirements. An application based solely on foreign clinical data may be approved by the FDA if: (1) the foreign data are applicable to the U.S. population and U.S. medical practice; (2) the studies have been performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria will result in the application not being approvable by the FDA based on the foreign data alone. The FDA applies this policy in a flexible manner according to the nature of the drug and the data being considered. For example, recently, the FDA declined to approve sintilimab for NSCLC, in part, because pivotal data were exclusively collected in China. FDA expressed concerns with clinical data collected from a single country outside of the United States due to lack of diversity, differences in standard of care between the United States and China and a perceived higher incidence of data integrity issues identified in clinical studies in China. If the FDA or comparable regulatory authorities do not accept earlier preclinical or clinical data, we may need to conduct additional preclinical studies or clinical trials.

A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any such setbacks in advanced clinical trials could materially harm our business and results of operations. Successful completion of clinical trials is a prerequisite to submitting a marketing application to the FDA, NMPA or comparable regulatory authorities for each drug candidate and, consequently, the ultimate approval and commercial marketing of any drug candidates. We may experience negative or inconclusive results, or regulators may be unwilling to accept preclinical or clinical data obtained in foreign jurisdictions, which may result in our deciding, or our being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which could have a material adverse effect on our business.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends on, among other things, our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including the size and nature of the patient population, the patient eligibility criteria defined in the protocol, the size of the study population required for analysis of the trial’s primary endpoints, the proximity of patients to trial sites and our ability to obtain and maintain patient consents.

Our clinical trials may compete with other clinical trials for drug candidates that are in the same therapeutic areas as our drug candidates, and this competition will reduce the number and types of patients available to us. Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and materially adversely affect our ability to advance the development of our drug candidates, which in turn could materially adversely affect our business, financial condition, results of operations and prospects.

The design or execution of our ongoing and future clinical trials may not support marketing approval.

The design or execution of a clinical trial can determine whether its results will support marketing approval, and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We do not know whether any clinical trials we conduct will demonstrate consistent or adequate efficacy and safety to obtain approval to market our drug candidates.

Further, the FDA, NMPA and comparable regulatory authorities have substantial discretion in the approval process and in determining when or whether marketing approval will be obtained for any of our drug candidates. Our drug candidates may not be approved even if they achieve their primary endpoints in future Phase 2 or 3 clinical trials or registrational trials. The FDA, NMPA or comparable regulatory authorities may disagree with our trial designs and our interpretation of data from preclinical studies or clinical trials. In addition, any of these regulatory authorities may change the requirements for the approval of a drug candidate even after reviewing and providing comments or advice on a protocol, including for a registrational trial. In addition, any of these regulatory authorities may also approve a drug candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, NMPA or comparable regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our drug candidates, if approved.

If we are unable to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for our drug candidates that are required or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

As one of the key elements of our clinical development strategy, we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from the drug candidates we are developing. For example, in connection with the clinical development of APL-101, we entered into a collaboration with Caris to develop an in vitro companion diagnostic test to detect MET alterations. Such companion diagnostics would be used during our clinical trials as well as in connection with the regulatory approval of APL-101. To be successful, we or our collaborator will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically and clinically validated and used for patient selection in the clinical trial, which will require separate regulatory clearance, authorization or approval prior to commercialization if not already cleared, authorized or approved.

We intend to rely on third parties for the design, development and manufacture of companion diagnostic tests for APL-101 and other drug candidates that may require such tests. We will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics and in ensuring the post-market compliance of these companion diagnostics after their regulatory clearance, authorization or approval. Post-market obligations include, among others, ongoing product quality assurance, recordkeeping, complaint handling, adverse event reporting and product promotion. It may be necessary to resolve issues such as sensitivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a drug candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our current and future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our drug candidates themselves, including issues with achieving regulatory clearance, authorization or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our drug candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our drug candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our drug candidates.

We may not be successful in our efforts to identify, discover or in-license additional potential drug candidates.

We cannot guarantee that we will be successful in identifying, discovering or realizing potential drug candidates in-licensed. Some drug candidates are technically challenging to develop and manufacture. Drug candidates that we identify, discover or in-license may be shown to have harmful side effects or other characteristics that make them unmarketable or unlikely to receive regulatory approval. We may also pursue collaboration with third parties in the discovery and development of potential drug candidates, but we cannot assure you that such collaboration will be able to deliver the intended results.

Our research programs may initially show promise in identifying or discovering potential indications and/or drug candidates, yet fail to yield results for clinical development for a number of reasons, including but not limited to the following factors:

•	the research methodology used may not be successful in identifying or discovering potential indications and/or new drug candidates;

•	potential drug candidates may, after further study, be shown to have adverse effects or other characteristics that indicate they are unlikely to achieve desired efficacy; and

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it may take greater resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates, thereby limiting our ability to diversify and expand our drug portfolio.

In addition, we may not be successful in developing additional drug candidates through in-licensing for a variety of reasons, including inability to identify appropriate drug candidates or reach agreement with the relevant counterparties due to costs or failure to successfully advance the development of the drug candidate as contemplated.

Accordingly, there can be no assurance that we will be able to identify new drug candidates or additional therapeutic opportunities for our drug candidates to continue to enrich our pipeline, which could adversely affect our future growth and prospects. In addition, we may invest our efforts and resources in potential drug candidates or other potential programs that ultimately prove to be unsuccessful and impact our pipeline.

If safety, efficacy, or other issues arise with any medical product that is used in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays.

Our strategy to develop combination therapies depends on the safety and efficacy of each component drug within each combination therapy. If the FDA, NMPA or comparable regulatory authority revokes its approval of another therapeutic product we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic product. If safety or efficacy issues arise with these or other therapeutic products that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any component of our combination drug candidates, including as a result of the COVID-19 pandemic and government priority production orders for COVID-19 vaccines, or if we cannot secure supply of any component of our drug candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our drug candidates on our current timeline or within our current budget, or at all.

We may not be able to obtain licenses to promising oncology programs for the American, Chinese and/or European markets on desirable terms or at all.

We seek to form partnerships with global and domestic pharmaceutical and biotechnology companies for the discovery and development of additional drug candidates for the American, Chinese and/or European markets. The growth of our business may depend in part on our ability to obtain licenses from third parties. We have in-licensed from our partners (i) global (excluding China, Hong Kong and Taiwan) rights of an IND-ready drug candidate, APL-122 and (ii) the Greater China and South Africa rights of a preclinical-stage cancer vaccine candidate, APL-810. These assets are important for our portfolio and in-licensing will remain important for our portfolio strategy. We cannot guarantee that we will be able to continue to successfully identify and in-license new drug candidates with high potential to enrich our pipeline.

The licensing of third-party intellectual property rights, especially in the oncology field, is competitive and a number of more established companies are also pursuing strategies to in-license third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license their intellectual property rights to us. Further, if disagreements or disputes arise between us and our current licensing partners, our existing collaborations and our reputation may be harmed, and we may not be able to in-license new drug candidates from our current licensing partners or other third parties. If we are unable to successfully obtain licenses to promising oncology programs for the American, Chinese and/or European markets on desirable terms, it could have a material adverse effect on our further growth and prospects.

Summary or preliminary data from our clinical trials that we announce or publish may change as new, incremental or updated patient data becomes available, and is subject to source verification and validation procedures that could result in material changes in the final data.

As more patient data becomes available, we may publicly disclose new or updated data from our clinical trials, which may differ from earlier disclosed preliminary data. These updates are based on analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We may also present only certain endpoints rather than all endpoints and make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the summary or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Summary or preliminary data also remain subject to source verification procedures that may result in the final data being materially different from the summary or preliminary data we previously disclosed or published. As a result, summary or preliminary data should be viewed with caution until the final data are available. In addition, we may report prespecified interim analyses of our data, and the results of more patients in the same studies may differ from those of the initial study participants early in the studies. Preliminary data from clinical trials that we conduct may not be indicative of the final results of the trials and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary data and final data could significantly harm our business and prospects. Further, additional disclosure of preliminary data by us or by our competitors in the future could result in volatility in the price of our ordinary shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate, and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. Interested parties may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities, or otherwise regarding a particular product candidate or our business. If the preliminary or summary data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations, and prospects.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols, use in combination with other therapies, and the rate of discontinuations by clinical trial participants. In addition, we may use patient-reported outcome assessments in some of our clinical trials, which involve patients’ subjective assessments of efficacy of the treatments they receive in the trial. Such assessments can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

We are developing some our product candidates for use in combination with standard-of-care, as well as emerging or experimental cancer therapies, which exposes us to several risks beyond our control.

We are developing some of our product candidates for use in combination with current standard of care or other emerging or experimental cancer therapies. This exposes us to supply risk to the extent there is not an adequate supply of these therapies for use in combination with our product candidates, either in clinical trials or after any approval, as well as pricing risk if these combination therapies are expensive and the addition of our product candidates would be too costly to support reimbursement or payor coverage. In addition, if the standard of care were to evolve or change, the clinical utility of our product candidates could be diminished or eliminated. If any of these were to occur, our business could be materially harmed.

Material modifications and variabilities in the methods of product candidate manufacturing may result in additional costs or delay.

As product candidates progress from preclinical studies to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, materials and processes, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent purity, identity, bioavailability, potency, quality and results. Such changes and/or variabilities over time and those between manufacturers carry the risk that they will not achieve these intended objectives. Any of the changes and variabilities in manufacturing of our product candidates, either by our contract providers or by our partners/collaborators, could cause our product candidates to perform differently than expected and could affect planned or other clinical trials conducted with product candidates produced using the various manufacturing methods, materials, and processes. This could delay completion of requisite clinical trials for NDA and/or commercialization, and could require additional CMC, non-clinical or clinical studies, which could increase costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved.

We may not be able to submit additional INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or other regulatory authorities may not permit us to proceed.

We expect to submit additional INDs for our current and future product candidates. However, our timing for submitting these INDs is dependent on the results of further research, including preclinical studies. Additionally, we cannot be sure that submission of an IND will result in the FDA or other regulatory authorities allowing further clinical trials to begin, or that, once clinical trials have begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if the FDA or other regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that the FDA or other regulatory authorities will not change its requirements in the future. These risks also apply to other clinical trials we may seek to commence under other INDs or amendments to existing INDs.

Risks Related to Government Regulations

All material aspects of the R&D and commercialization of pharmaceutical products are heavily regulated. Any failure to comply with applicable laws and regulations and industry standards or obtain various licenses and permits or any change to the applicable laws and regulations could harm our reputation and business, results of operations and prospects.

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We intend to focus our activities in the major markets of the United States, Australia and China. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

The process of obtaining regulatory approvals and compliance with appropriate laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process or approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include a regulator’s refusal or withdrawal of product approval, license revocation, a clinical hold, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil, administrative, or criminal penalties. Failure to comply with these regulations could have a material adverse effect on our business, financial condition, results of operations and prospects.

In many countries or regions where a drug is intended to be ultimately sold, such as the United States, China and Europe, the relevant government authorities and industry regulatory bodies impose high standards on the safety and efficacy of such drug, as well as strict rules, regulations and industry standards on how we develop such drug. For example, we may need to obtain authorization from the FDA or other regulatory authorities as part of an IND application to begin clinical trials, including clinical trials that may be filed as part of an NDA, BLA or other filings to seek marketing approval at a later stage. These regulatory authorities may conduct scheduled or unscheduled periodic inspections of our facilities to monitor our regulatory compliance. We cannot assure you that we will be able to pass all the inspections and obtain clearance in relation to discovery, development and manufacturing, if applicable, from the regulatory authorities. Any failure to comply with existing regulations and industry standards, could result in fines or other punitive actions against us and the disqualification of data for submission to regulatory authorities, each of which could have a material adverse impact on our reputation, business, financial condition, results of operations and prospects. In addition, any action against us for violation of the relevant regulations or industry standards, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and adversely affect our reputation and financial results.

The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, NMPA and other comparable regulatory authorities is unpredictable but typically takes 10-15 years following the commencement of preclinical studies and clinical trials and depends on numerous factors, including the substantial discretion of the regulatory authorities.

Our drug candidates could fail to receive regulatory approval for many reasons, including:

•	failure to begin or complete clinical trials due to disagreements with regulatory authorities;

•	failure to demonstrate that a drug candidate is safe and effective or, if it is a biologic, that it is safe, pure, and potent for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval;

•	failure to demonstrate to the FDA or the NMPA that the objective response rate and duration of response for our product candidates are clinically meaningful;

•	failure to demonstrate to the FDA or the NMPA that the dose for a product candidate has been optimized;

•	data integrity issues related to our clinical trials;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	regulators may not accept data from our clinical trials completed in foreign jurisdictions if we do not satisfy certain regulatory requirements;

•	our failure to conduct a clinical trial in accordance with regulatory requirements or our clinical trial protocols; and

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clinical sites, investigators or other participants in our clinical trials deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial.

The FDA, NMPA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program.

Changes in regulatory requirements and guidance may also occur, and we may need to amend clinical trial protocols submitted to applicable regulatory authorities to reflect these changes. Resubmission may impact the costs, timing or successful completion of a clinical trial.

If we experience delays in the completion of, or the termination of, a clinical trial of any of our drug candidates, the commercial prospects of that drug candidate will be impaired, and our ability to generate product sales revenues from any of those drug candidates will be delayed or may not materialize at all. In addition, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process, and jeopardize our ability to commence product sales and generate related revenues for that candidate. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug candidates.

We depend substantially on the success of our drug candidates, all of which are in preclinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially impaired.

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in preclinical or clinical development, and other new drug candidates that we may identify and develop. We cannot guarantee that we are able to obtain regulatory approvals for our drug candidates in a timely manner, or at all. In addition, none of our drug candidates has been approved for marketing in the United States, China or any other jurisdiction. Each of our drug candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing and supply capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including but not limited to the successful completion of preclinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials or drug registrations, maintaining adequate manufacturing capabilities and capacities, commercialization of our existing drug candidates, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting of the safety requirements.

If we do not achieve one or more of these in a timely manner or at all, we could experience significant delays in our ability to obtain approval for our drug candidates, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations, and therefore have a materially adversely effect on our business, financial condition, results of operations and prospect.

Changes in government regulations or in practices relating to the pharmaceutical and biopharmaceutical industries, including healthcare reform in China, and compliance with new regulations may result in additional costs.

The drug market is heavily regulated globally, including in the United States and China. Changes in government regulations or in practices relating to the pharmaceutical and biopharmaceutical industries, such as a relaxation in regulatory requirements, or the introduction of simplified approval procedures which will lower the entry barrier for potential competitors, or an increase in regulatory requirements which may increase the difficulty for us to satisfy such requirements, may have a material adverse impact on our business, financial condition, results of operations and prospects. In particular, there have been recent regulatory initiatives in China that declared the Chinese government’s intention to encourage the transformation and upgrade of the pharmaceutical industry and to accelerate the approval process for clinical trials. However, the regulatory process in China is evolving and subject to change. Any future policies, or changes to current polices, that the NMPA approves might require us to change our planned clinical trial design or otherwise spend additional resources and effort to obtain approvals of our drug candidates. In addition, the Oncology Center of Excellence within the FDA has recently advanced Project Optimus, which is an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate’s dose-response relationship to facilitate optimum dose selection in a target population. Other recent Oncology Center of Excellence initiatives have included Project FrontRunner, a new initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options. We are considering these and other policy changes as they relate to our product candidates.

In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

If we are unable to obtain regulatory approvals for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our drug candidates or any other drug candidate that we may develop in the future.

Adverse drug reactions and negative results from off-label use of our products could materially harm our business reputation, product brand name, financial condition and expose us to liability.

Products distributed or sold in the pharmaceutical market may be subject to off-label drug use. Off-label drug use is prescribing a product for an indication, population, dosage or in a dosage form that is not in accordance with regulatory approved usage and labeling. Even though the FDA, NMPA and other comparable regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label use, there remains the risk that our product is subject to off-label drug use and is prescribed in a patient population, dosage or dosage form that has not been approved by competent authorities. This occurrence may render our products less effective or entirely ineffective and may cause adverse drug reactions. Any of these occurrences can create negative publicity and significantly harm our business reputation, product brand name, commercial operations and financial condition. These occurrences may also expose us to liability and cause, or lead to, a delay in the progress of our clinical trials and may also ultimately result in failure to obtain regulatory approval for our drug candidates.

Even if we are able to commercialize any approved drug candidates, the drug candidates may become subject to national or other third-party reimbursement practices or unfavorable pricing regulations, which could harm our business and prospects.

The regulations that govern regulatory approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. In China and some markets outside China, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact our revenues.

Our ability to commercialize any approved drug candidates successfully also will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations.

A primary trend in the global healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications.

In China, the Ministry of Human Resources and Social Security of China or provincial or local human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the China’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List (the “NRDL”), or provincial or local medical insurance catalogues for the National Medical Insurance Program (the “PRDL”), regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. In recent years, the Chinese government has expanded the NRDL coverage, which is expected to make oncology treatments more accessible and affordable, contributing to an increase in the market size of oncology drugs in China.

There can be no assurance that any of our future approved drug candidates will be included in the NRDL or the PRDL. Products included in the NRDL or the PRDL are typically generic and essential drugs. Innovative drugs similar to our drug candidates have historically been more limited on their inclusion in the NRDL or the PRDL due to the affordability of the government’s Basic Medical Insurance.

If we were to successfully launch commercial sales of our products but fail in our efforts to have our products included in the NRDL or PRDL, our revenue from commercial sales will be highly dependent on patient self-payment, which can make our products less competitive. Additionally, even if the Ministry of Human Resources and Social Security of the PRC or any of its local counterparts accepts our application for the inclusion of products in the NRDL or PRDL, our potential revenue from the sales of these products could still decrease as a result of the significantly lowered prices we may be required to charge for our products to be included in the NRDL or PRDL.

In the United States, no uniform policy of coverage and reimbursement for drugs exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a drug from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our future approved drugs on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given drug, the resulting reimbursement rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our future approved drug candidates. Patients are unlikely to use any of our future approved drug candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of the drug. Because some of our drug candidates have a higher cost than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any approved drug candidate that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any approved drug candidate that we commercialize. Obtaining or maintaining reimbursement for approved drug candidates may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any drug candidate that we in-license or successfully develop.

There may be significant delays in obtaining reimbursement for approved drug candidates, and coverage may be more limited than the purposes for which the drug candidates are approved by the FDA, NMPA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved drug candidates and any new drugs that we develop could have a material adverse effect on our business, our operating results, and our overall financial condition.

We intend to seek approval to market our drug candidates in China, the United States, the European Union and in other jurisdictions. In both China and the European Union, the pricing of drugs is subject to governmental control, which can take considerable time even after obtaining regulatory approval. Market acceptance and sales of any of our future approved drug candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for drugs and may be affected by existing and future health care reform measures.

Illegal and/or parallel imports and counterfeit pharmaceutical products may reduce demand for our future approved drug candidates and could have a negative impact on our reputation and business.

Illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for our future approved drug candidates and, in turn, may adversely affect our sales and profitability in the United States, China and other countries where we commercialize our future products. Unapproved foreign imports of prescription drugs are illegal under current laws of the United States and China. However, illegal imports may continue to occur or even increase as the ability of patients to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets (parallel imports) into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets. In addition, competent government authorities may expand consumers’ ability to import lower priced versions of our future approved products or competing products from outside China or other countries where we operate. Any future legislation or regulations that increase consumer access to lower priced medicines from outside China or other countries where we operate could have a material adverse effect on our business, financial condition, results of operations and prospects. We may face competition in the United States for our development candidates and investigational medicines, if approved, from therapies sourced from foreign countries that have placed price controls on pharmaceutical products. In the United States, the FDA issued a final guidance document in 2020 outlining a pathway for manufacturers to obtain an additional National Drug Code (“NDC”) for an FDA-approved drug that was originally intended to be marketed in a foreign country and that was authorized for sale in that foreign country. The market implications of the final guidance is unknown at this time. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Further legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or are fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our products. Since counterfeit pharmaceutical products in many cases have very similar appearances compared with the authentic pharmaceutical product but are generally sold at lower prices, counterfeits of our products can quickly erode the demand for our future approved drug candidates.

Any of our future approved drug candidates will be subject to ongoing or additional regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

Any of our future approved drug candidates will be subject to ongoing or additional regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable regulatory authorities in China and other countries.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, NMPA and comparable regulatory authority requirements ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, BLA, other marketing application, and previous responses to any inspection observations if we were to build manufacturing facilities in the future. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any approvals that we receive for our drug candidates may be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, which could adversely affect the drug’s commercial potential or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the drug candidate. The FDA, NMPA or a comparable regulatory authority may also require a risk evaluation and mitigation strategy program as a condition of approval of our drug candidates or following approval. In addition, if the FDA, NMPA or a comparable regulatory authority approves our drug candidates, we will have to comply with requirements, including, for example, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and good clinical practice, or GCP, for any clinical trials that we conduct post-approval.

The FDA, NMPA and other regulatory authorities strictly regulate the marketing, labeling, advertising and promotion of products that are placed on the market. Generally, drugs may be promoted only for their approved indications and for use in accordance with the provisions of the approved labeling. The FDA, NMPA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Current and future legislation may affect the prices we may obtain.

In the United States and certain other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our ability to sell profitably any drug candidates for which we obtain marketing approval. In March 2010, the U.S. government enacted the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010 (collectively, the “ACA”), which represented the most comprehensive overhaul of both the public and private healthcare systems ever enacted in the United States. The ACA substantially expanded the number of insured individuals in the United States through a combination of expanded Medicaid eligibility; established an insurance exchange through which individuals and groups without coverage may purchase commercial health insurance; prohibited coverage exclusions for pre-existing conditions; and implemented other measures. The ACA also imposed on manufacturers a variety of additional rebates, discounts, fees, taxes and reporting and regulatory requirements.

On September 9, 2021, the Biden administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The U.S. Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to lower prescription drug prices, including by allowing Medicare to negotiate prices and disincentivizing price increases, and to support market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase price transparency. These initiatives recently culminated in the enactment of the Inflation Reduction Act (“IRA”) in August 2022, which will, among other things, allow HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics). The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price beginning in October 2023, penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges.

If we participate in compassionate use programs, current regulatory discrepancies among competent authorities of different countries may lead to increased risk of adverse drug reaction and serious adverse events being produced from the use of our products.

Compassionate use programs are regulatory programs that facilitate access to investigational drugs for the treatment of patients with serious or immediately life-threatening diseases or conditions that lack therapeutic alternatives. Currently, there is no unified approach or standard practice to regulate compassionate use programs amongst competent authorities in different countries for access to investigational drugs. In China, the newly amended Drug Administration Law of the PRC introduced the compassionate use programs, permitting pharmaceuticals undergoing clinical trials, intended for the treatment of a seriously life-threatening disease of which there has been no effective treatment, which possibly deliver benefits as indicated by medical observation, in a manner in conformity with the ethical principles, with approval and informed consent, to be administered in the institution conducting the clinical trials to patients suffering from the same disease. In the United States, the compassionate use, or expanded access, program is limited to patients outside clinical trials that have a serious or immediately life-threatening disease or condition where there is no comparable or satisfactory alternative therapy to treat the disease or condition and where the potential patient benefit justifies the potential risks.

The regulatory discrepancy for the compassionate use program among competent authorities in different countries may lead to uneven patient entry criteria and protocols for compassionate use programs. This may create increased risk for serious adverse events because of enrolled patients’ advanced disease or comorbidities. In addition, because the products in compassionate use programs are investigational drugs, many of which are still in early experimental stages and have not received marketing approval, patients in compassionate use program may exhibit adverse drug reactions from using these products. If we participate in compassionate use programs, we may be subject to the risk of enrolled patients exhibiting adverse drug reactions or serious adverse events being produced from the use of our products, including unexpected and potentially treatment-related serious adverse events. These occurrences can potentially lead to inquiries from regulators, clinical holds of our ongoing clinical trials or complicate the determination of the safety profile of a drug candidate under regulatory review for commercial marketing.

For any current and future clinical trials for our product candidates outside the home jurisdiction, the FDA, NMPA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We conduct clinical trials outside the United States, including in China, Australia and Europe, and we may choose to conduct future clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, NMPA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice, and the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Foreign data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA must be able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have comparable approval requirements, including appropriate examination of the product in the country-specific population. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA, EMA, or any applicable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will succeed in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA, EMA, or comparable foreign regulatory authority grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, our target market will be reduced, and our ability to realize the full market potential of our product candidates will be harmed.

We may in the future seek orphan drug designation for our product candidates, but we may be unable to obtain orphan drug designation and, even if we obtain such designation, as we have done with APL-101, we may not be able to realize or maintain the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and other major markets, may designate products intended to treat conditions or diseases affecting relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug or biologic product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. Orphan drug designation must be requested before submitting a marketing application. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes the same drug treating the same indication for a period of seven (7) years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

We have obtained FDA orphan drug designation for APL-101 for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” and we may seek orphan drug designation for some of our other product candidates in the future in additional orphan indications in which there is a medically plausible basis for the use of these products. We may be unable to obtain and maintain orphan drug designation and, even if we obtain such designation, as we have done with APL-101, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Even where we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition in the United States. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

If we decide to pursue accelerated approval for any of our product candidates, it may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

We are considering pursuing accelerated approval for one or more of our product candidates. Under the FDA’s accelerated approval program, the FDA may approve a drug or biologic for a serious or life-threatening disease or condition that provides a meaningful advantage over available therapies based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. For drugs or biologics granted accelerated approval, post-marketing confirmatory trials are required to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence, and the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If we were to pursue accelerated approval for a product candidate for a disease or condition, we would do so on the basis that there is no available therapy for that disease or condition or that our product candidate provides a benefit over available therapy. If standard of care were to evolve or if any of our competitors were to receive full approval on the basis of a confirmatory trial for a drug or biologic for a disease or condition for which we are seeking accelerated approval before we receive accelerated approval, the disease or condition would no longer qualify as one for which there is no available therapy, and accelerated approval of our product candidate would not occur without a showing of benefit over available therapy. For example, capmatinib has received full approval for treatment of NSCLC with MET Exon-14 skipping, and tepotinib has received accelerated approval and may receive full approval in the future. In order to support accelerated approval for APL-101, we will need to demonstrate that APL-101 provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Many cancer therapies rely on accelerated approval, and the treatment landscape can change quickly as the FDA converts accelerated approvals to full approvals on the basis of successful confirmatory trials.

Moreover, the FDA may withdraw approval of any product candidate approved under the accelerated approval pathway if, for example:

•

the trial or trials required to verify the predicted clinical benefit of our product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with such product;

•	other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trial of our product candidate with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

In addition, the FDA may terminate the accelerated approval program or change the standards under which accelerated approvals are considered and granted in response to public pressure or other concerns regarding the accelerated approval program. Changes to or termination of the accelerated approval program could prevent or limit our ability to obtain accelerated approval of any of our clinical development programs. Recently, the accelerated approval pathway has come under scrutiny within the FDA and by Congress. The FDA has put increased focus on ensuring that confirmatory studies are conducted with diligence and, ultimately, that such studies confirm the benefit. For example, the FDA has convened its Oncologic Drugs Advisory Committee to review what the FDA has called “dangling” or delinquent accelerated approvals, where confirmatory studies have not been completed or where results did not confirm benefit, but for which marketing approval continues in effect, and some companies have subsequently voluntarily requested withdrawal of approval of their products. In addition, the Oncology Center of Excellence has recently announced Project Confirm, which is an initiative to promote the transparency of outcomes related to accelerated approvals for oncology indications and provide a framework to foster discussion, research and innovation in approval and post-marketing processes, with the goal to enhance the balance of access and verification of benefit for therapies available to patients with cancer and hematologic malignancies. In addition, Congress is considering various proposals to potentially make changes to the accelerated approval pathway, including proposals to increase the likelihood of withdrawal of approval in such circumstances.

Even if we apply for and obtain breakthrough therapy, fast track or other designation intended to expedite, facilitate or reduce the cost pursuing development or regulatory review or approval with the FDA or other regulatory authorities for any of our product candidates, there is no guarantee that such designation would lead to faster development, regulatory review, or approval, nor would it increase the likelihood that any such product candidate will receive marketing approval.

If a product candidate is intended for the treatment of a serious condition and nonclinical or preliminary clinical data demonstrate the potential to address an unmet medical need for such condition or a substantial improvement over available therapy on a clinically significant endpoint(s) for such condition, a product candidate sponsor may apply for FDA fast track or breakthrough therapy designation, and there may be other similar designations available under various regulatory authorities. APL-106 has received fast track designation from the FDA and breakthrough therapy designation from the NMPA, and in the future, we or our partners may apply for such designations for other product candidates depending on the results of our clinical trials. Even though we may apply for and receive a fast track, breakthrough therapy or other priority designations, such priority designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development or regulatory review or approval process with the priority designation compared to conventional FDA procedures or comparable procedures available under other regulatory authorities. In addition, the FDA or other regulatory authorities may withdraw fast track or breakthrough therapy designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track or breakthrough therapy designation alone does not guarantee qualification for the FDA or other regulatory authorities’ priority review procedures. Further, even if any of our products obtain fast track or breakthrough therapy designation, this may not lead to earlier regulatory approval or commercialization of our products due to the extensive and time-consuming steps necessary to obtain approval from FDA or other regulatory authorities and commercialize a product candidate.

Risks Related to Commercialization of our Drug Candidates

We have limited experience in submission of marketing applications for regulatory approval to the regulatory authorities.

Before obtaining regulatory approvals for the commercial sale of any drug candidate for a target indication, we must demonstrate in preclinical studies and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, with respect to approval in China, to the satisfaction of the NMPA, that the drug candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In addition to preclinical and clinical data, the marketing application must include significant information regarding the chemistry, manufacturing and controls for the drug candidate. Obtaining approval of a marketing application is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit a marketing application to the FDA and/or NMPA, the FDA or NMPA decides whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA and/or NMPA.

We have limited experience in submission of marketing applications for regulatory approval for our drug candidates, and we have not yet demonstrated ability to receive regulatory approval for our drug candidates. So far, we have not independently submitted a marketing application. As a result, our ability to successfully submit any marketing application and obtain regulatory approval for our drug candidates may involve more inherent risk, take longer, and cost more than it would if we were a company with experience in obtaining regulatory approvals.

The process to develop, obtain regulatory approval for and commercialize drug candidates is long, complex and costly both inside and outside the United States and China, and approval is never guaranteed. Following any approval for commercial sale of our drug candidates, certain changes to the drug, such as changes in manufacturing processes and additional labeling claims, may be subject to additional review and approval by the FDA, NMPA, and comparable regulatory authorities. Also, regulatory approval for any of our drug candidates may be withdrawn. If we are unable to obtain regulatory approval for our drug candidates in one or more jurisdictions, or any approval contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash inflows to continue the development of any other drug candidate in the future.

Our drug candidates, once approved, may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If we receive regulatory approvals for our drug candidates, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments to the exclusion of our drug candidates that are in clinical trials for the same or similar cancer indications. In addition, physicians, patients and third-party payors may prefer other products to ours. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product sales revenues and we may not become profitable. The degree of market acceptance of our drug candidates, even if approved for commercial sale, will depend on a number of factors, including, but not limited to:

•	the clinical indications for which our drug candidates are approved;

•	the views of physicians, hospitals, cancer treatment centers and patients considering our drug candidates as a safe and effective treatment;

•	the potential and perceived advantages of our drug candidates over alternative treatments;

•	the timing of market introduction of our drug candidates as well as competitive drugs and generics;

•	the prevalence and severity of any side effects for our product candidates compared to the prevalence and severity of any side effects for conventional products and other cell therapies;

•	product labeling or product insert requirements of regulatory authorities;

•	limitations or warnings contained in the labeling approved by regulatory authorities;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities; and

•	the effectiveness of our sales and marketing efforts.

If our drug candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue. For example, APL-106 was granted breakthrough therapy designation for the treatment of r/r AML by the NMPA in January 2021. We cannot assure you that APL-106 will successfully advance to NMPA approval and, even upon obtaining NMPA’s approval, we cannot guarantee its market acceptance level in China. Even if our future approved drug candidates achieve market acceptance, we may not be able to maintain such market acceptance over time if novel products or technologies are introduced that are more favorably received than our drug candidates, are more cost-effective or render our drug candidates obsolete. Our failure to achieve or maintain market acceptance for our future approved drug candidates would materially adversely affect our business, financial condition, results of operations and prospects.

The market opportunities for any current or future drug candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and many new therapies are initially approved only for third-line use. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of our oncology drug candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that drug candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future drug candidates may be limited, if and when approved. Even if we obtain significant market share for any drug candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

As we engage in other forms of collaboration worldwide, including conducting clinical trials abroad, we may be exposed to specific risks of conducting our business and operations in international markets.

Markets outside of the United States and China form an important component of our growth strategy as we out-license some of our commercialization rights to third parties outside the United States and the PRC and plan to conduct certain of our clinical trials abroad. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

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efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	differing regulatory requirements for drug approvals and marketing internationally;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	potential third-party patent rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation or political instability;

•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

•	the effects of applicable tax structures and potentially adverse tax consequences;

•	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

•	workforce uncertainty and labor unrest;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;

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failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;

•	production shortages resulting from any events, including the COVID-19 pandemic, affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any product outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or fail to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Risks Related to our Intellectual Property Rights

If we are unable to obtain and maintain patent protection for our drug candidates through intellectual property rights, or if the scope of such intellectual property rights obtained is not sufficiently broad, or if any patent rights that we own or in-licensed is challenged by third parties, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. We have sought patents in the United States, China, Europe and other countries or regions for our drug candidates, and have also in-licensed the exclusive rights relating to issued patents and pending patent applications in the United States, China and other jurisdictions. We seek to protect the drug candidates and their use, components, formulations and methods of treatment, and technology that we consider commercially important by filing patent applications in the United States, China, Europe and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our R&D output in time to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Any patents that we own or in-licensed may be challenged, narrowed, circumvented or invalidated by third parties. Our pending and future patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates.

The patent examination process may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent.

Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated, or there can be no assurance that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our drug candidates. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or drug candidates and compete directly with us, or result in our inability to manufacture or commercialize drug candidates without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or drug candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States, China, Europe and other countries. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug candidates, or limit the duration of the patent protection of our technology and drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. China and, in March 2013, the United States have adopted the “first-to-file” system under which whoever first files a patent application will be awarded the patent if all other patentability requirements are met. Under the first-to-file system, third parties may be granted a patent relating to a technology which we invented. In addition, under the PRC patent law, any organization or individual that applies for a patent in a foreign country for an invention or utility model accomplished or developed in China is required to report to the China National Intellectual Property Administration (the “CNIPA”) for confidentiality examination. Otherwise, if an application is later filed in China, the patent right will not be granted.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (the “USPTO”) and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our drug candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining and defending patents on drug candidates in all countries throughout the world could be prohibitively expensive for us, and our intellectual property rights in some non-United States countries can have a different scope and strength than do those in the United States. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, or do not favor enforcement or protection of patents or other intellectual property. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing drugs made using our inventions in and into the United States or non-United States jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and further, may export otherwise infringing drugs to non-United States jurisdictions where we have patent protection, but where enforcement rights are not as strong as those in the United States. These drugs may compete with our drug candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. If we are unsuccessful in obtaining trademark protection for our primary brands, we may be required to change our brand names, which could materially adversely affect our business. Moreover, as our products mature, our reliance on our trademarks to differentiate us from our competitors will increase, and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our trademark rights, or engaging in conduct that constitutes unfair competition, defamation or other violation of our rights, our business could be materially adversely affected.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, China and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing drug candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and may have an adversely effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily protect all aspects of our intellectual property, and if we are unable to maintain the confidentiality of our trade secrets, our business and future prospect will be harmed. We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

In addition to the protection afforded by registered patents, we rely upon unpatented trade secret protection, unpatented know-how and continuing technological innovation to protect our R&D results. However, trade secrets and know-how can be difficult to protect. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our R&D output, such as our employees, corporate collaboration partners, outside scientific collaborators, contract manufacturers, consultants, advisers and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain patent protection, in addition, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements, however, despite the existence generally of confidentiality agreements and other contractual restrictions. If any of our employees, collaborators, and other third parties who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Enforcing a claim that a third party illegally disclosed or misappropriated our trade secrets, including through intellectual property litigation or other proceedings, is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts in China and other jurisdictions inside and outside the United States may be less prepared, less willing or unwilling to protect trade secrets. Our trade secrets could otherwise become known or be independently discovered by our competitors or other third parties. For example, competitors could attempt to replicate some or all of the advantages we derive from our development efforts, willfully infringe, misappropriate or otherwise violate our intellectual property rights, design around our intellectual property protecting such compound or develop their own compound that fall outside of our intellectual property rights. If any of our trade secrets were to be disclosed or independently developed by a competitor, we may have no right to prevent them, or others to whom they communicate it, from using that technology or information to compete against us, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on obtaining, maintaining, enforcing and defending intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves technological and legal complexity, and obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain.

Recently enacted United States laws have changed the procedures through which patents may be obtained and by which the validity of patents may be challenged. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review and inter partes review. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications in the United States and the enforcement or defense of our issued patents, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Recent United States Supreme Court rulings have also changed the law surrounding patent eligibility and narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

In China, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in China. For example, an Amendment to the PRC Patent Law (the “2020 Patent Law Amendment”), which was approved in the 22nd Session of the Standing Committee of the Thirteenth National People’s Congress in October 2020 and came into effect on June 1, 2021, provides a patent term extension and patent term adjustment. Patent term extension of up to five (5) years is available to invention patents claiming new drugs, to compensate for the time spent during regulatory process. Patent term adjustment is available to all invention patents, to compensate unreasonable delays caused by patent office during the patent examination procedures. However, the implementing rules for the drug patent extension system have not yet been finalized or adopted, and therefore the implementation, interpretation and enforcement of laws and regulations regarding the patent extension system remain uncertain. After the aforesaid amendment comes into effect, the patents owned by third parties may be extended or adjusted, which may in turn affect our ability to commercialize our products (if approved) without facing infringement risks. If we are required to delay commercialization for an extended or adjusted period of time, technological advances may develop and new products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to the PRC intellectual property laws would not have a negative impact on our intellectual property protection.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful. Our patent rights relating to our drug candidates could be found invalid or unenforceable if challenged in court or before the relevant patent authority.

Competitors may infringe our patent rights or infringe, misappropriate or otherwise violate our other intellectual property rights. To counter infringement, misappropriation or any other unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Any claims that we assert against perceived infringers and other violators could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce and/or defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. An adverse result in any litigation proceeding could put our patents as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs.

Moreover, we may not be able to detect infringement of our patents. Even if we detect infringement by a third party of any of our patents, we may choose not to pursue litigation against or settlement with such third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce our patents against such third party.

We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our trade secrets or other confidential information could be compromised by disclosure during this type of litigation. Any failure by us to prevent the misappropriation or disclosure of our proprietary information could materially adversely affect our business, financial condition, results of operations and prospects.

Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our ordinary shares to decline, and any unfavorable outcome from such litigation could limit our R&D activities and/or our ability to commercialize our drug candidates.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our drug candidates, future drugs, programs or intellectual property could be diminished. Accordingly, the market price of our ordinary shares may decline. Such announcements could also harm our reputation or the market for our drug candidates, which could have a material adverse effect on our business.

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our drug candidates, could be imposed by a court or under a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our R&D programs or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our R&D activities, our ability to commercialize one or more drug candidates, or both.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could have a material adverse effect on our business.

We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

Our programs may involve additional drug candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify, on commercially reasonable terms or at all. Even if we are able to obtain such a license, it may be non-exclusive and the applicable licensor could license such intellectual property to third parties that compete with us. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our drug candidates, which would have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under our license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to in-licensed technologies.

Moreover, some of our patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners, particularly in the United States, may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or drug candidate, which could materially adversely affect our business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

We own registered trademarks and are currently registering trademarks. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, canceled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we do not obtain protection under the Hatch-Waxman Amendments and similar legislation in other countries extending the terms of our patents, if issued, relating to our drug candidates, our business, financial condition, results of operations, and prospect may be materially harmed.

In the United States, the Federal Food, Drug and Cosmetic Act, as amended by the Drug Price Competition and Patent Term Restoration Act of 1984 commonly referred to as the “Hatch-Waxman Amendments,” provides the opportunity for patent-term restoration, i.e., a patent term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one (1) patent can be extended for a particular drug.

Depending upon the timing, duration and specifics of FDA regulatory approval for our drug candidates, one or more of our United States patents, if issued, may be eligible for limited patent term restoration under the Hatch-Waxman. The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected. In China, there has been a long time during which no effective law or regulation providing patent term extension, patent linkage, or data exclusivity (referred to as regulatory data protection) exist. Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime. The 2020 Patent Law Amendment also provided patent term extension. However, the provisions are principle-oriented and lack details. For instance, it does not specify the criteria and procedures for the competent authority to grant such patent term extension. To be implemented, it will require adoption of more detailed regulations and rules. To date, no specific implementing regulations or rules have been issued. There can be no assurance that we will obtain such patent term extension in the future. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our drug candidates.

There is a substantial amount of litigation and other claims and proceedings involving patent and other intellectual property rights in the biopharmaceutical and pharmaceutical industries generally. As the biopharmaceutical and pharmaceutical industries expand and more patents are issued, the risk increases that our drug candidates may give rise to claims of infringement of the patent rights of others. As such, our commercial success depends in part on our and our collaborators’ avoiding infringement, misappropriation, and other violations of the patent and other intellectual property rights of third parties. We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our drug candidates. In particular, we are aware of the Structure Patents which will expire in December 2026 and may be alleged to cover the structure of APL-101. If we were to commercialize before the expiration of the Structure Patents, the third party may contend that we need to obtain a license before the commercialization of APL-101 in relevant jurisdictions and to pay license fees. However, we cannot assure you that we will be able to obtain the license in time or on commercially acceptable terms, and if we fail to do so, we may need to delay our launch in the relevant markets until the Structure Patents expire, or if we plan to commercialize APL-101 as scheduled, we face the risk that the third party may initiate legal proceedings against us. Even if we were able to obtain a license, the substantial licensing and royalty fees may have material impact on our financial performance. We are also aware of the General Method Patent which will expire in 2026 and may potentially cover the use of APL-101 in certain indications. As advised by our IP Legal Adviser, the relevant claims of the General Method Patent would either not cover APL-101 or, if broadly interpreted to cover APL-101, might be held invalid as claims are overly broad. However, there is no assurance that a court or an administrative agency would agree with our assessment. In addition, we are aware of the Withdrawn Method Patent Application which is currently deemed to be withdrawn. We believe, based on the results of the freedom to operate analysis we have obtained, that the indications for which APL-101 is being developed will not literally fall within the scope of the claims presently on file. However, the applicant could file a request for re-establishment of the Withdrawn Method Patent Application before September 2021, and if the applicant does so and successfully re-establishes the application, and the patent is subsequently granted based on the current claims, the expiry of such patent will fall in March 2035. In such case, if for whatever reason APL-101 is provided to patients other than those that APL-101 is intended for, there may be a risk that we are considered infringing such patent indirectly by the court in certain jurisdictions including the U.K. Moreover, there may also be third-party patents or patent applications of which we are currently unaware, and given the dynamic area in which we operate, additional patents that relate to our business are likely to be issued. Please refer to the section headed “Apollomics’ Business —

Business Development — Intellectual Property” in this proxy statement/prospectus for further information on the Structure Patents, the General Method Patent and the Withdrawn Method Patent Application.

If third parties, including the ones above, bring claims against us for infringement, misappropriation or other violations of their intellectual property rights, we may be subject to injunctive or other equitable relief, which could prevent us from developing and commercializing APL-101. In the event of a successful claim against us of infringement, misappropriation or other violation of intellectual property rights, or a settlement by us of any such claims, we may have to pay substantial damages, including treble damages and attorneys’ fees in the case of willful infringement, pay royalties and other payments or redesign our infringing drug candidate, which may be impossible or require substantial time and cost. In addition, regardless of whether such claims against us are unsuccessful, defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of an adverse result in any such litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our drug candidate. Any such license might not be available on reasonable terms or at all. If we cannot reach agreement with such third parties before the planned commercialization, we may need to delay the commercialization of APL-101 until the expiration of the relevant intellectual property rights. Even if we were able to obtain a license, the substantial licensing and royalty fees may have material impact on our financial performance.

Even if litigation or other proceedings are resolved in our favor, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our ordinary shares. Such litigations or proceedings could substantially increase our operating losses and reduce the resources available for R&D activities or any future sales, marketing or distribution activities.

Our rights to develop and commercialize our drug candidates are subject, in part, to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Our business relies on our ability to develop and commercialize drug candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug products. As a result, we may not be able to prevent competitors from developing and commercializing competitive drug products in territories included in all of our licenses. Please refer to the sections headed “Apollomics’ Business — Licensing and Collaboration Arrangements,” “Apollomics’ Business — Business Development — Intellectual Property” in this proxy statement/prospectus, and “— If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our drug candidates.” above for further details on our licensing and collaboration arrangements. Our licenses may not encumber all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our drug candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of drug candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the drug candidates that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drugs that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors may not be the sole and exclusive owners of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. We may seek to obtain additional licenses from our licensors in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, if our licensors breach the license agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sub-licensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming relevant approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors.

If we fail to comply with our obligations under our current or future license agreements, our counterparties may have the right to terminate these agreements and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or drug candidate that is covered by the licenses provided for under these agreements and other third parties or our competitors may have freedom to market drug candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. Disputes may arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe, misappropriate or violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face substantial competition and our competitors may discover, develop or commercialize competing drugs faster or more successfully than we do. We could be adversely affected by introduction of generic drugs.

The development and commercialization of new drugs is highly competitive and subject to rapid and significant technological change. We may face competition with respect to any drug candidates that we seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies, universities and other research institutions worldwide. There are a number of pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drugs for the treatment of indications for which we are developing our drug candidates. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. For example, our drug candidates face competition in the United States, China and Europe from a significant number of advanced drug products (either marketed or under development) involving molecular targets (such as immune checkpoint inhibitors), disease indications (such as cancer) and mechanism of actions (such as bi-specific antibodies, combination therapies, etc.) that are similar or identical to those of our drug candidates.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in R&D, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Our competitors may succeed in developing competing drugs and obtaining regulatory approvals before us or gain better acceptance for the same target markets as ours, which will undermine our competitive position. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome price competition and to be commercially successful. Disruptive technologies and medical breakthroughs may further intensify the competition and render our drug candidates obsolete or non-competitive.

In addition, we may face competition with respect to the introduction of generic alternatives to our drug candidates. Market acceptance and sales of any of our future approved drug candidates will depend significantly on the availability of adequate coverage and reimbursement from physicians, patients or third-party payors for drugs and may be affected by existing and future health care reform measures. Generic alternatives are generally not expected to have meaningful differences in efficacy or safety compared to each other. Consequently, if there are generic alternatives to our drug candidates available, we would have to compete with on pricing or product quality and reliability (perceived or otherwise), which we may not be able to achieve successfully. As of the date of this proxy statement/prospectus, we were not aware that there was any generic versions of our drug candidates marketed or under clinical trials. However, we cannot assure you that there will not be any such generic alternatives in future. As a result, assuming that we are able to obtain regulatory approvals for APL-101, APL-106, APL-501, APL-102 or other existing or any future drug candidate that we may develop in the future, we cannot assure you that they will be able to achieve commercial success, whether due to established first-entrants or otherwise. This in turn could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we may face competition with respect to the existence or introduction of alternative cancer treatments. There may be significant advances in other oncology treatment methods, such as chemotherapy, surgery, interventional radiology, or cancer prevention techniques, which could reduce the demand for oncology monotherapies and combination therapies. Any shifts in physicians’ or patients’ preferences for other oncology therapies over oncology monotherapies and combination therapies may materially and adversely affect our business, financial condition and results of operations.

Mergers and acquisitions may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Any failure on our part to successfully compete in the pharmaceutical market with respect to our products could materially adversely affect our business, financial condition, results of operations and prospects.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and intellectual property and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We have pending United States and foreign patent applications in our portfolio; however, we cannot predict:

•	If and when patents will issue based on our patent applications;

•	The scope of protection of any patent issuing based on our patent applications;

•	The degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	Whether any of our intellectual property will provide any competitive advantage;

•	Whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	Whether we will need to initiate or defend litigation or administrative proceedings to enforce and/or defend our patent rights, which may be costly whether we win or lose; or

•

Whether the patent applications that we own or may in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts or administrative tribunals in the United States or foreign countries.

The strength of patents in the biotechnology and cell therapy fields involve complex legal and scientific questions and can be uncertain. The patent applications that we own or may in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for United States applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Various post grant review proceedings, such as inter partes review and post grant review, are available for any interested third party to challenge the patentability of claims issued in patents to us. While these post grant review proceedings have been used less frequently to invalidate biotech patents, they have been successful regarding other technologies, and these relatively new procedures are still changing, and those changes might affect future results.

In addition to the protection afforded by patents, we seek to rely on trade secret protection, confidentiality agreements, and other agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, manufacturers, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	Pending patent applications that we own or may license may not lead to issued patents;

•	Patents, should they issue, that we own or may license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;

•

Others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that we own or may license, should any such patents issue;

•	Third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•	We (or any licensors) might not have been the first to make the inventions covered by a pending patent application that we own or may license;

•	We (or any licensors) might not have been the first to file patent applications covering a particular invention;

•	Others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	We may not be able to obtain necessary licenses on reasonable terms or at all;

•

Third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•	We may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights, which will be costly whether we win or lose;

•	We may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•	We may not develop or in-license additional proprietary technologies that are not patentable; and

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, a patent’s life can be increased based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

Risks Related to our Reliance on Third Parties

We rely on third parties to manufacture or import our clinical and commercial drug supplies. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels, prices or in time.

We currently use third party CMOs, including single source suppliers, for our manufacturing process and/or for the clinical supply of our drug candidates. We do not own manufacturing facilities for producing any clinical trial product supplies. We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, NMPA or other comparable regulatory authorities must evaluate and/or approve any manufacturers as part of their regulatory oversight of our drug candidates. This evaluation would require new testing and cGMP-compliance inspections by FDA, NMPA or other comparable regulatory authorities. Additionally, as a result of the COVID-19 pandemic, FDA, NMPA or other comparable regulatory authorities may be unable to initiate or complete any necessary inspections which may result in deferred action on marketing applications or the inability to obtain marketing approvals. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

Furthermore, we have limited control over our third-party manufacturers’ production process, and the risks of drug candidates or approved drugs not being produced in the necessary volumes or at the appropriate quality levels are higher than if we manufacture in-house. In particular, manufacturers are subject to ongoing periodic inspection by the FDA and to ensure strict compliance with cGMP and other government regulations and by other comparable regulatory authorities for corresponding non-United States requirements. If the FDA or a comparable foreign regulatory authority determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may not approve an NDA or BLA until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. We do not have immediate control over third-party manufacturers’ compliance with manufacturing regulations and requirements and the manufacturers may fail to maintain the necessary licenses, permits and certificates to carry out the manufacture of our drug candidates or approved drugs, breach their obligations to produce our drug candidates or approved drugs on a timely basis, otherwise cease to conduct contract manufacturing business or fail to abide by our quality control requirements. Additionally, four (4) vaccines for COVID-19 were approved or granted Emergency Use Authorization by the FDA through July 2022, and more may be approved or authorized in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

If any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials or commercial distribution could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our drug candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study or potentially through a clinical bridging study, that any new manufacturing process will produce our product according to the specifications previously submitted to or approved by the FDA or other regulatory authorities. The delays associated with the verification of a new CMO could negatively affect our ability to develop drug candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our drug candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our drug candidates. In addition, in the case of the CMOs that supply our drug candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Quality issues related to drug candidates or drugs our manufacturers produce for third parties may also be imputed to the products they manufacture for us and adversely affect our reputation. We are also exposed to the risks of increased pricing for our contract manufacturing and that we may be unable to appoint manufacturers at commercial acceptable prices. If the manufacturers we appoint do not produce pharmaceutical products meeting our specifications in sufficient volumes at commercially acceptable prices, or we are unable to appoint manufacturers to do so, we may have insufficient quantities of our drug candidates to meet demand for our clinical trials and we may be delayed in obtaining regulatory approvals and commercializing the relevant drug candidates.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates, result in higher costs or adversely impact commercialization of our future approved drug candidates. In addition, we will rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and regulatory authorities could place significant restrictions on our Company until deficiencies are remedied.

We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or other collaborations, enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business.

Our strategic collaboration with partners involves numerous risks. We may not achieve the revenue and cost synergies expected from the transaction. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our collaboration with partners may be offset by other costs incurred in the collaboration, increases in other expenses, operating losses or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy or commercial viability. If and when we collaborate with a third party for development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party. For any drug candidates that we may seek to in-license from third parties, we may face significant competition from other pharmaceutical or biotechnology companies with greater resources or capabilities than us, and any agreement that we do enter into may not result in the anticipated benefits.

Furthermore, collaborations involving our drug candidates are subject to the following risks:

•	collaboration partners have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaboration partners may not pursue development and commercialization of our drug candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive drugs, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a drug candidate, repeat or conduct new clinical trials or require a new formulation of a drug candidate for clinical testing;

•	collaboration partners could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates;

•	a collaboration partner with marketing and distribution rights to one or more of our drug candidates may not commit sufficient resources to their marketing and distribution;

•	we could grant exclusive rights to our collaboration partners that would prevent us from collaborating with others;

•

collaboration partners may not properly obtain, protect, maintain, defend or enforce our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property rights or proprietary information or expose us to potential liability;

•

collaboration partners may not aggressively or adequately pursue litigation against generic filers or may settle such litigation on unfavorable terms, as they may have different economic interests than ours, and such decisions could negatively impact any royalties we may receive under our license agreements;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates;

•

collaboration partners may own or co-own intellectual property covering our drug candidates that results from our collaborating with them, and in such cases, we could potentially not have the exclusive right to commercialize such intellectual property;

•

we may co-own with collaboration partners, and therefore not have complete control over, some of our intellectual property and, in the ordinary course of business, we may license our rights under such co-owned intellectual property to third parties, which may lead to disputes with the relevant co-owner of such intellectual property; and

•	a collaboration partner’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil, administrative, or criminal proceedings.

As a result, we may not be able to realize the benefit of current or future collaborations, strategic partnerships or the license of our drug candidates if we are unable to successfully integrate such collaborations with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such a transaction. If we are unable to reach agreements with suitable collaboration partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and prospects.

Our rights to develop APL-106 are subject, in part, to the terms and conditions of a license granted to us by GlycoMimetics.

We have entered into a number of collaboration and license agreements with third parties, and in particular, we have entered into an exclusive license and collaboration agreement with GlycoMimetics concerning the development and commercialization of APL-106 and a follow-on compound to APL-108. Under the GlycoMimetics Agreement, we have been granted, among others, an exclusive, sublicensable license under certain intellectual property controlled by GlycoMimetics or its affiliates to develop, manufacture and commercialize APL-106 and APL-108 for all therapeutic and prophylactic uses in humans in Greater China.

GlycoMimetics may have relied on third-party consultants or collaborators or on funds from third parties such that GlycoMimetics is not the sole and exclusive owner of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In spite of our best efforts, GlycoMimetics might conclude that we have materially breached the GlycoMimetics Agreement and might therefore terminate the GlycoMimetics Agreement, thereby removing our ability to develop and commercialize the drug candidates, in particular APL-106, covered by such agreement. Termination of such agreement or reduction or elimination of our rights under such agreement may also cause us to lose our rights under the GlycoMimetics Agreement, including our rights to important intellectual property or technology in connection with APL-106. Please refer to the section headed “Apollomics’ Business — Licensing and Collaboration Arrangements — Collaboration and License Agreement with GlycoMimetics related to APL-106 and APL-108” in this proxy statement/prospectus for further details on the collaboration and in-licensing arrangement and the termination events. The termination of the GlycoMimetics Agreement could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our partners in China may be restricted from transferring their scientific data or drug products for us to use abroad.

On March 17, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data (the “Scientific Data Measures”), which provides a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded at least in part by the Chinese government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Given the term “state secret” is not clearly defined, if and to the extent our R&D of drug candidates will be subject to the Scientific Data Measures and any subsequent laws as required by the relevant government authorities, we cannot assure you that our partners in China can always obtain relevant approvals for sending scientific data (such as the results of our preclinical studies or clinical trials conducted within China) to us. Besides, regulatory authorities in China have also implemented and are considering a number of legislative and regulatory proposals concerning the collection and transfer of the HGR in China. The HGR Regulations and the implementation guidelines require approval from or filing with the Human Genetic Resources Administration of China for any international collaborative project where HGR are involved, additional approval for any export or cross-border transfer of the HGR materials and filing for cross-border transfer of the HGR related data. Given the interpretation and application of the regulations in China could be uncertain and in flux, if and to the extent that our partners are considered conducting international collaborative projects and exporting or transferring HGR or related data materials abroad, they may need to obtain approval from or filing with the Human Genetic Resources Administration of China. In addition, if and to the extent that preclinical studies or clinical trials involves collection and cross-border transfer of personal data that is not anonymized, the newly promulgated Personal Information Protection Law, effective from November 1, 2021, imposes stringent requirements on cross-border transfer of personal data, including passing the security assessment organized by the Cyberspace Administration of China, or being certified by a professional institution in respect of the protection of personal information, or concluding a contract with the foreign recipient specifying rights and obligations of both parties based on a prescribed template. The Measures for the Security Assessment of Cross-border Data Transfer, effective from September 1, 2022, provide that the cross-border transfer of data falling under statutory categories shall be subject to security assessment.

If our partners are unable to obtain necessary approvals or filings in a timely manner, or at all, our R&D of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under relevant regulations mentioned above, we may be subject to fines and other administrative penalties imposed by those government authorities, which could materially adversely affect our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination

The Merger may not qualify as a reorganization under Section 368(a) of the Code or as a part of an integrated transaction governed by Section 351 of the Code, or may be taxable under Section 367(a) of the Code, in which case the Business Combination generally would be taxable with respect to U.S. investors of Maxpro Class A Common Stock and/or Maxpro Warrants.

The material U.S. federal income tax considerations that may be relevant to U.S. investors of Maxpro in respect of the Merger are discussed in more detail in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the Merger.” Subject to the limitations and qualifications described in the section entitled “Certain Material Tax Considerations —Certain U.S. Federal Income Tax Considerations —U.S. Holders —Tax Consequences to U.S. Holders of the Merger” and in the U.S. federal income tax opinion filed as Exhibit 8.1, it is the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Maxpro, that the Merger more likely than not qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”) and/or the Merger, the Pre-Closing Conversion, the Share Split and any PIPE Financing, collectively, more likely than not constitutes an integrated transaction described in Section 351 of the Code (a “Section 351 Transaction”). If the Merger qualifies either as a Section 368(a) Reorganization or as part of a Section 351 Transaction, and subject to the limitations, exceptions and qualifications described in “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations” below, U.S. Holders (as defined in the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations” below) exchanging Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares generally should not recognize gain or loss for U.S. federal income tax purposes. If the Merger qualifies as a Section 368(a) Reorganization, regardless of whether it qualifies as part of a Section 351 Transaction and subject to the limitations, exceptions and qualifications described in “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations” below, U.S. Holders of Maxpro Warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the deemed exchange of their Maxpro Warrants for Apollomics Warrants in connection with the Merger.

Notwithstanding the foregoing, there are significant factual and legal uncertainties as to whether the Merger qualifies as a Section 368(a) Reorganization or as part of a Section 351 Transaction, and therefore the tax treatment of the Merger is inherently uncertain. For example, under Section 368(a) of the Code, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as Maxpro. In addition, due to a lack of clear authority on point, there is significant uncertainty as to whether the Merger, the Pre-Closing Conversion, the Share Split and any PIPE Financing, collectively, will satisfy the applicable requirements to qualify as a Section 351 Transaction. Moreover, Section 367(a) of the Code and the applicable U.S. Treasury regulations promulgated thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a Section 368(a) Reorganization or as part of a Section 351 Transaction, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied with respect to the Business Combination, including with respect to facts which will not be known until or following the closing of the Business Combination, including with respect to facts which will not be known until or following the closing of the Business Combination. The closing of the Business Combination (including the Merger) is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a Section 368(a) Reorganization or as part of a Section 351 Transaction, and neither Maxpro nor Apollomics intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the Merger). Although Maxpro and Apollomics currently intend to take the position that the Merger qualifies for the intended tax treatment to the extent permitted by applicable law, the facts and circumstances of the proposed transaction render the issue highly uncertain and notwithstanding the position that Maxpro and Apollomics intend to take, there can be no assurance that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. None of Maxpro, Apollomics or any other party to the BCA makes any representations or provides any assurances regarding the tax treatment of the Business Combination (including the Merger).

If the Merger does not qualify as a Section 368(a) Reorganization or as part of a Section 351 Transaction, a U.S. Holder generally would recognize gain or loss with respect to the exchange of Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares in the Merger. If the Merger does not qualify as a Section 368(a) Reorganization, even if the Merger qualifies as part of a Section 351 Transaction, it is possible that the U.S. Holder could be required to either recognize gain or loss or recognize only gain but not loss with respect to the deemed exchange of Maxpro Warrants for Apollomics Warrants in the Merger.

Furthermore, if a U.S. Holder exercises its redemption rights to receive cash from the Trust Account in exchange for a portion of its Maxpro Class A Common Stock or, if such U.S. Holder exercises its redemption right with respect to all of its Maxpro Class A Common Stock but maintains its ownership of Maxpro Warrants, such redemption may be treated as integrated with the Merger rather than as a separate transaction. In such case, cash received by such U.S. Holder in the redemption may also be treated as taxable boot received in a Section 368(a) Reorganization or a Section 351 Transaction which, depending on the circumstances applicable to such U.S. Holder, may be treated as capital gain (but not loss) or dividend income. If the IRS were to assert, and a court were to sustain, such a contrary position, such U.S. Holder may be required to recognize an amount of gain or income (if any) that is different than if the redemption of Maxpro Class A Common Stock was treated as a separate transaction from the exchanges of Maxpro Class A Common Stock and/or Maxpro Warrants pursuant to the Merger.

The tax consequences of the Business Combination are uncertain and will also depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Business Combination to U.S. Holders of Maxpro Class A Common Stock and/or Maxpro Warrants, including the requirements for tax-deferred treatment and the application of Section 367(a) of the Code, see the section entitled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the Merger.” If you are a U.S. investor whose Maxpro Class A Common Stock and/or Maxpro Warrants are exchanged in the Business Combination, you are urged to consult your tax advisor to determine the tax consequences thereof.

The IRS may not agree that Apollomics should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Apollomics, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Apollomics — Tax Residence of Apollomics for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination and certain factual assumptions, Apollomics is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Merger. However, the application of Section 7874 of the Code is complex, is subject to detailed rules and regulations (the application of which is uncertain in various respects, could be impacted by changes in such rules and regulations, with possible retroactive effect), and the determination of whether the requirements for the treatment of Apollomics as a foreign corporation for U.S. federal income tax purposes have been satisfied must be finally determined at completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Accordingly, there can be no assurance that the IRS will not challenge the status of Apollomics as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code, Apollomics’ status as a foreign corporation for U.S. federal income tax purposes, Apollomics and certain Apollomics Shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Apollomics and future withholding taxes on certain Apollomics Shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

See “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Apollomics — Tax Residence of Apollomics for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors should consult their own advisors regarding the potential application of Section 7874 of the Code to the Business Combination and to Apollomics.

Section 7874 of the Code may limit the ability of Maxpro to use certain tax attributes following the Business Combination, increase Apollomics’ U.S. affiliates’ U.S. taxable income or have other adverse consequences to Apollomics and Apollomics’ investors.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, Apollomics and certain Apollomics Shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the Business Combination, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Apollomics include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Apollomics — Utilization of Maxpro’s Tax Attributes and Certain Other Adverse Tax Consequences to Apollomics and Apollomics’ Shareholders,” based on the terms of the Business Combination and certain factual assumptions, Apollomics is not currently expected to be subject to these rules under Section 7874 of the Code after the Business Combination. The above determination, however, is subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by future changes in such rules and regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether Apollomics is subject to the above rules or that such a challenge would not be sustained by a court.

However, even if Apollomics is not subject to the above adverse consequences under Section 7874 of the Code, Apollomics may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Apollomics were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Business Combination, applicable U.S. Treasury regulations would exclude certain shares of Apollomics attributable to the Business Combination for purposes of determining the applicable ownership percentages of that subsequent acquisition for purposes of Section 7874 of the Code, making it more likely that Section 7874 of the Code will apply to such subsequent acquisition.

See “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Apollomics — Utilization of Maxpro’s Tax Attributes and Certain Other Adverse Tax Consequences to Apollomics and Apollomics’ Shareholders” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination and to Apollomics.

A new 1% U.S. federal excise tax is expected to be imposed on Maxpro in connection with redemptions of Maxpro Class A Common Stock.

On August 16, the IRA became law, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations. The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax; however, no guidance has been issued to date. Absent such guidance, we currently expect that Maxpro (whose securities are currently traded on the Nasdaq Global Market and who will become a subsidiary of Apollomics, whose securities are expected to be trading on Nasdaq after the Business Combination) will be subject to the excise tax with respect to any redemptions of its Maxpro Class A Common Stock in connection with the Business Combination that are treated as repurchases for this purpose if the Business Combination closes on a date after December 31, 2022. The extent of the excise tax that may be incurred would depend on a number of factors, including the fair market value of the Maxpro Class A Common Stock redeemed, the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other guidance from the U.S. Department of the Treasury that may be issued and applicable to the redemptions. In addition, although issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase, absent the issuance of applicable guidance, it is not currently expected that this reduction would be available with respect to redemptions of Maxpro Class A Common Stock by Maxpro and the issuance of Post-Closing Apollomics Class A Ordinary Shares by Apollomics in connection with the Business Combination. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which shares are repurchased. That said, the imposition of the excise tax could reduce the amount of cash available to Maxpro for effecting the redemptions of Maxpro Class A Common Stock such that the per-share redemption amount received by redeeming holders of Maxpro Class A Common Stock may be less than $10.15 per share.

Risks Related to our Status as a Foreign Private Issuer

Post-Closing Apollomics will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, Post-Closing Apollomics is exempt from certain provisions applicable to United States domestic public companies. Post-Closing Apollomics may lose its status as a foreign private issuer in the future, causing it to incur substantial costs, time and resources.

Because Post-Closing Apollomics will qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, Post-Closing Apollomics is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Post-Closing Apollomics will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Post-Closing Apollomics intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Post-Closing Apollomics is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold Post-Closing Apollomics’ securities, you may receive less or different information about Post-Closing Apollomics than you currently receive about Maxpro or that you would receive about a U.S. domestic public company.

Post-Closing Apollomics could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of Post-Closing Apollomics’ outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of Post-Closing Apollomics’ directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Post-Closing Apollomics’ assets are located in the United States; or (iii) Post-Closing Apollomics’ business is administered principally in the United States. If Post-Closing Apollomics loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Post-Closing Apollomics would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Post-Closing Apollomics’ management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, Post-Closing Apollomics will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if Post-Closing Apollomics complied fully with the Nasdaq listing standards.

As a Cayman Islands exempted company intending to apply to list its securities on Nasdaq, Post-Closing Apollomics will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules will permit a foreign private issuer like Post-Closing Apollomics to follow the corporate governance practices of Post-Closing Apollomics’ home country. Certain corporate governance practices in the Cayman Islands, which is Post-Closing Apollomics’ home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, Post-Closing Apollomics will not be required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

Apollomics currently follows and Post-Closing Apollomics may continue to follow its home country practices with respect to corporate governance. As a result of Post-Closing Apollomics’ reliance on the “foreign private issuer” exemptions, Post-Closing Apollomics shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to Maxpro and the Business Combination

Subsequent to the consummation of the Business Combination, Post-Closing Apollomics may be required to take write-downs or write-offs, or Post-Closing Apollomics may be subject to restructuring, impairment or other charges that could have a significant negative effect on Post-Closing Apollomics’ financial condition, results of operations and the price of Apollomics’ securities, which could cause you to lose some or all of your investment.

Although Maxpro has conducted due diligence on Apollomics, this diligence may not reveal all material issues that may be present with Apollomics’ business. Factors outside of Apollomics’ and outside of Maxpro’s control may, at any time, arise. As a result of these factors, Post-Closing Apollomics may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in Post-Closing Apollomics reporting losses. Even if Maxpro’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on Post-Closing Apollomics’ liquidity, the fact that Post-Closing Apollomics reports charges of this nature could contribute to negative market perceptions about Post-Closing Apollomics or its securities. In addition, charges of this nature may cause Post-Closing Apollomics to be unable to obtain future financing on favorable terms or at all.

Post-Closing Apollomics will qualify as an “emerging growth company” within the meaning of the Securities Act, and if Post-Closing Apollomics takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make Post-Closing Apollomics’ securities less attractive to investors and may make it more difficult to compare Apollomics’ performance to the performance of other public companies.

Post-Closing Apollomics will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, Post-Closing Apollomics will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. Post-Closing Apollomics will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of post-closing Apollomics’ ordinary shares that are held by non-affiliates is equal to or exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Maxpro Common Stock in the IPO.

The unaudited pro forma financial information included herein may not be indicative of what Apollomics’ actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what Apollomics’ actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Maxpro may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

The Sponsor and Maxpro’s executive officers and directors have agreed that Maxpro must complete its initial business combination during the Completion Window. Maxpro may not be able to consummate an initial business combination within such time period. However, Maxpro’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.

If Maxpro is unable to consummate its initial business combination within the required time period, it will, as promptly as reasonably possible but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), pro rata to the Public Stockholders by way of redemption and cease all operations except for the purposes of winding up of its affairs, as further described herein. This redemption of Public Stockholders from the Trust Account will be effected as required by function of Maxpro’s second amended and restated certificate of incorporation and prior to any voluntary winding up.

For illustrative purposes, based on funds in the Trust Account of approximately $107.3 million on December 31, 2022, the estimated per share redemption price would have been approximately $10.36.

Maxpro stockholders who do not redeem their shares of Maxpro Common Stock will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of Maxpro Common Stock in connection with the Business Combination, the percentage ownership of Public Stockholders who do not redeem their shares of Maxpro Common Stock will be diluted. The percentage of Post-Closing Apollomics’ ordinary shares that will be owned by Public Stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of Public Stockholders under different redemption levels, based on the number of issued and outstanding shares of Maxpro Common Stock and Apollomics Ordinary Shares on June 30, 2022, and based on Post-Closing Apollomics Ordinary Shares expected to be issued in the Business Combination, non-redeeming Public Stockholders, as a group, will own:

•	if there are no redemptions of Public Shares, 86.4% of Post-Closing Apollomics Ordinary Shares expected to be outstanding immediately after the Business Combination;

•	if there are redemptions of 50% of the outstanding Public Shares, 91.2% of post Post-Closing Apollomics Ordinary Shares expected to be outstanding immediately after the Business Combination; and

•

if there are maximum redemptions of the outstanding Public Shares (the maximum redemptions that may occur but which would still provide for the satisfaction of the Minimum Cash Condition), 94.4% of Post-Closing Apollomics Ordinary Shares expected to be outstanding immediately after the Business Combination.

Because of this, Public Stockholders, as a group, will have less influence on the board of directors, management and policies of Post-Closing Apollomics than they now have on the board of directors, management and policies of Maxpro.

The ownership percentage with respect to Post-Closing Apollomics following the Business Combination does not take into account the following potential issuances of securities, which will result in further dilution to Public Stockholders who do not redeem their Public Shares:

•	the issuance of up to 10,350,000 shares upon exercise of the Public Warrants at a price of $11.50 per share;

•	the issuance of up to 464,150 shares upon exercise of the placement warrants in the Private Placement Units held by the Sponsor at a price of $11.50 per share;

•	the issuance of shares under the 2023 Incentive Plan; and

•

if the Sponsor, or Maxpro’s officers, directors or their affiliates make any working capital loans prior to the closing of the Business Combination, they may convert up to $1,500,000 of those loans into 150,000 units at a price of $10.00 per unit.

If all such shares were issued immediately after the Business Combination, based on the number of issued and outstanding shares of Maxpro Common Stock and Apollomics Ordinary Shares on June 30, 2022, and based on the Maxpro Common Stock expected to be issued in the Business Combination, non-redeeming Public Stockholders, as a group, would own:

•	if there are no redemptions of Public Shares, approximately 9.2% of Post-Closing Apollomics Ordinary Shares outstanding assuming all such shares were issued immediately after the Business Combination;

•

if there are redemptions of 50% of the outstanding Public Shares, approximately 4.8% of Post-Closing Apollomics Ordinary Shares outstanding assuming all such shares were issued immediately after the Business Combination; and

•

if there are redemptions of 100% of the outstanding Public Shares, zero Post-Closing Apollomics Ordinary Shares outstanding assuming all such shares were issued immediately after the Business Combination.

Unlike many blank check companies, Maxpro does not have a specified maximum redemption threshold, except that in no event will Maxpro redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. The absence of such a redemption threshold may make it easier for Maxpro to consummate the Business Combination even if a substantial majority of Maxpro’s stockholders do not agree.

Since Maxpro has no specified percentage threshold for redemption contained in its second amended and restated certificate of incorporation, its structure is different in this respect from the structure used by many blank check companies. Historically, blank check companies would not be able to consummate an initial business combination if the holders of such company’s public shares voted against a proposed business combination and elected to convert or redeem more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 19.99% and 39.99%. As a result, many blank check companies were unable to complete a business combination because the amount of shares voted by their public stockholders electing conversion or redemption exceeded the maximum conversion or redemption threshold pursuant to which such company could proceed with its initial business combination. As a result, Maxpro may be able to consummate the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. However, in no event will Maxpro redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon the consummation of the Business Combination. If enough Public Stockholders exercise their redemption rights such that Maxpro cannot satisfy the net tangible asset requirement, Maxpro would not proceed with the redemption of Public Shares and the Business Combination, and instead may search for an alternate business combination. However, because the minimum cash requirements provided in the BCA may be waived by Apollomics, if Maxpro did not proceed with the Business Combination in such situation, it may be in breach of its obligations under the BCA, which could have an adverse effect on its ability to consummate an alternate business combination.

Deferred underwriting fees in connection with Maxpro’s IPO and payable at the consummation of the Business Combination will not be adjusted to account for redemptions by our Public Stockholders; if Maxpro’s Public Stockholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.

The underwriters in Maxpro’s IPO are entitled to deferred underwriting commissions totaling $3,622,500 upon the consummation of the Business Combination, such amounts being held in our Trust Account until the consummation of the Business Combination. Such amounts will not be adjusted to account for redemptions of Public Shares by our Public Stockholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of Public Shares redeemed increases. If no Public Stockholders of Maxpro exercise redemption rights with respect to their Public Shares, the amount of effective total underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 3.4% of the aggregate proceeds from the IPO retained by Maxpro taking into account such redemptions. If Public Stockholders of Maxpro exercise redemption rights with respect to 50% of the Public Shares, the amount of effective total underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 6.9% of the aggregate proceeds from the IPO retained by Maxpro taking into account such redemptions. If Public Stockholders of Maxpro exercise redemption rights with respect to the maximum number of Public Shares that would still satisfy the Minimum Cash Condition, the amount of effective total underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 18.1% of the aggregate proceeds from the IPO retained by Maxpro taking into account such redemptions.

Maxpro’s ability to successfully effect the Business Combination and Post-Closing Apollomics’ ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Apollomics, all of whom we expect to stay with Post-Closing Apollomics following the Business Combination. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Maxpro’s ability to successfully effect the Business Combination and Post-Closing Apollomics’ ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Apollomics. Although Maxpro expects key personnel to remain with Post-Closing Apollomics following the Business Combination, there can be no assurance that they will do so. It is possible that Apollomics will lose some key personnel, the loss of which could negatively impact the operations and profitability of Post-Closing Apollomics.

Certain of Maxpro’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Maxpro and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until Maxpro consummates its initial business combination, Maxpro intends to engage in the business of identifying and combining with one or more businesses. The Sponsor and Maxpro’s officers and directors are, and may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business, including other special purpose acquisition companies with a class of securities registered under the Exchange Act.

Maxpro’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Maxpro’s second amended and restated certificate of incorporation provides that Maxpro renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as Maxpro’s director or officer and such opportunity is one Maxpro is legally and contractually permitted to undertake and would otherwise be reasonable for Maxpro to pursue, and to the extent the director or officer is permitted to refer that opportunity to Maxpro without violating any legal obligation.

In the absence of the “corporate opportunity” waiver in Maxpro’s charter, certain candidates would not be able to serve as an officer or director. Maxpro believe it substantially benefits from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in its second amended and restated certificate of incorporation provides Maxpro with greater flexibility to attract and retain the officers and directors that we feel are the best candidates.

However, the personal and financial interests of Maxpro’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause Maxpro’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for our business combination.

Consequently, Maxpro’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest, which could negatively impact the timing for a business combination. Maxpro is not aware of any such conflicts of interest and do not believe that any such conflicts of interest impacted Maxpro’s search for an acquisition target.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the BCA may be terminated in accordance with its terms and the Business Combination may not be completed.

The BCA is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, but are not limited to: approval of the proposals required to effect the Business Combination by Maxpro Stockholders, applicable waiting period(s) under the HSR Act in respect of the Business Combination (and any extension thereof) will have expired or been terminated, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/prospectus is a part, meeting the Minimum Cash Condition, the accuracy of the representations and warranties by both parties (without giving any effect to materiality or Material Adverse Effect qualifiers set forth in the BCA) and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the closing of the Business Combination may be significantly delayed or not occur at all. In addition, the parties can mutually decide to terminate the BCA at any time, or Maxpro or Apollomics may elect to terminate the BCA in certain other circumstances. See “The Business Combination Agreement — Termination.”

Maxpro may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Although Maxpro and Apollomics are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than expiration of any applicable HSR Act waiting period, there can be no assurance that such additional approval or actions will be obtained within the required time period. This includes any potential review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”) on account of certain foreign ownership restrictions on U.S. businesses. If CFIUS considers Maxpro a “foreign person” under such rules and regulations and Apollomics a U.S. business that may affect national security interests, the Business Combination could be subject to such foreign ownership restrictions and/or CFIUS review and potential modifications or denial. If the Business Combination with Apollomics falls within the scope of foreign ownership restrictions, Maxpro may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’ purview, Maxpro may be required to make a mandatory filing or to submit a voluntary declaration or notice to CFIUS if the Business Combination meets the regulatory definition of a “covered transaction” or “covered investment.”

Maxpro’s sponsor is MP One Investment LLC, a Delaware limited liability company. The Sponsor is controlled by a non-U.S. person, and CFIUS may consider Maxpro to be a “foreign person.”

Although Maxpro does not believe Apollomics is a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order Apollomics to divest all or a portion of a U.S. business of the combined company if Maxpro had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent Maxpro from consummating the Business Combination with Apollomics. If Maxpro were to seek an initial business combination other than the Business Combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because Maxpro has only a limited time to complete an initial business combination, the failure to obtain any required approvals within the requisite time period may require Maxpro to liquidate. If Maxpro liquidates, this will cause you to lose any potential investment opportunity in Apollomics and the chance of realizing future gains on your investment through any price appreciation in the combined company, and Maxpro’s warrants and rights will expire worthless.

Public Stockholders who redeem their shares of Maxpro Common Stock may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants.

Public Stockholders who redeem their shares of Maxpro Common Stock may continue to hold any Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) all redeeming Public Stockholders acquired Public Units in the IPO and continue to hold the Public Warrants that were included in the Public Units, and (ii) maximum redemption of the shares of Maxpro Common Stock held by the redeeming Public Stockholders, 8,393,300 Public Warrants would be retained by redeeming Public Stockholders with a value of approximately $0.6 million, based on the market price of $0.0739 of the Public Warrants as of February 16, 2023. As a result, the redeeming Public Stockholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of approximately $0.6 million, while non-redeeming Public Stockholders would suffer additional dilution in their percentage ownership and voting interest of Apollomics upon exercise of the Public Warrants held by redeeming Public Stockholders.

Maxpro’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering Maxpro’s board of directors’ recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, Maxpro’s stockholders should be aware that the Sponsor and certain of Maxpro’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Maxpro’s stockholders generally. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by Hong-Jung (Moses) Chen, Maxpro’s Chief Executive Officer, and Yung-Fong (Ron) Song, Maxpro’s Chief Strategy Officer, of an aggregate of 2,946,650 shares of Maxpro Common Stock and 464,150 Private Warrants, consisting of:

•	2,482,500 Founder Shares retained by the Sponsor, out of 2,587,500 Founder Shares initially purchased by the Sponsor for an aggregate price of $25,000; and

•	464,150 shares of Maxpro Common Stock and 464,150 Private Warrants underlying Private Placement Units purchased by the Sponsor at $10.00 per unit for an aggregate purchase price of $4,641,500;

all of which shares and warrants would become worthless if Maxpro does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares (such waiver entered into in connection with the IPO for which the Sponsor received no additional consideration). Such shares and warrants have an aggregate market value of approximately $30.8 million and $34 thousand, respectively, based on the closing price of Maxpro Common Stock of $10.44 and the closing price of Maxpro Warrants of $0.0739 on the Nasdaq Global Market on February 16, 2023, the most recent practicable date;

•	the economic interests in the Sponsor held by certain of Maxpro’s officers and directors, which gives them an indirect pecuniary interest in the shares of Maxpro Common Stock and Maxpro Warrants held by the Sponsor, and which interests would also become worthless if Maxpro does not complete a business combination within the applicable time period;

•

Maxpro’s board of directors are entitled to reimbursement for all out-of-pocket expenses incurred by them on Maxpro’s behalf incident to identifying, investigating and consummating a business combination, but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated; such out-of-pocket expenses are not expected to exceed $10,000;

•

the Sponsor and Maxpro’s officers, directors or their affiliates may make working capital loans to Maxpro prior to the Closing of the Business Combination, up to $1,500,000 of which may be convertible into Private Placement Units at a price of $10.00 per unit at the option of the lender, which may not be repaid if the Business Combination is not completed; the 150,000 units would have an aggregate market value of approximately $1.6 million, based on the last sale price of $10.44 of the Maxpro Public Units on the Nasdaq Global Market on February 16, 2023. As of February 16, 2023, $0.4 million of such working capital loans were outstanding;

•

Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 Apollomics Series A Preferred Shares in the PIPE Financing for an aggregate purchase price of $21,000,000. Maxpro Investment Co., Ltd. is controlled by Hong-Jung (Moses) Chen, Maxpro’s Chief Executive Officer and Chairman, and Yi-Kuei (Alex) Chen, a member of the Maxpro Board;

•	the anticipated appointment of Dr. Hong-Jung (Moses) Chen as a director of Post-Closing Apollomics; and

•	the continued indemnification of current directors and officers of Maxpro and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may have influenced Maxpro’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

There are risks to Maxpro stockholders who are not affiliates of the Sponsor of becoming stockholders of Post-Closing Apollomics through the Business Combination rather than acquiring securities of Apollomics directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of ordinary shares in connection therewith, investors will not receive the benefit of any outside independent review of Maxpro’s and Apollomics’ respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, the Sponsor and certain of Maxpro’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. Such interests may have influenced Maxpro’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See

“— Maxpro’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus,” and “— Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.”

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their securities, potentially at a loss.

Public Stockholders are entitled to receive funds from the Trust Account only (i) in the event of a redemption to Public Stockholders prior to any winding up in the event Maxpro does not consummate its initial business combination or its liquidation, (ii) if they redeem their shares in connection with an initial business combination that Maxpro consummates, or (iii) if they redeem their shares in connection with a stockholder vote to amend Maxpro’s second amended and restated certificate of incorporation (A) to modify the substance or timing of Maxpro’s obligation to redeem 100% of the Public Shares if Maxpro does not complete its initial business combination within 18 months from the closing of the IPO or (B) with respect to any other provision relating to Maxpro’s pre-business combination activity and related stockholders’ rights. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. Accordingly, to liquidate their investment, the Public Stockholders may be forced to sell their securities, potentially at a loss.

If third parties bring claims against Maxpro, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Stockholders may be less than $10.15 per share.

Maxpro’s placing of funds in the Trust Account may not protect those funds from third-party claims against Maxpro. Although Maxpro has sought to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Maxpro waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Maxpro’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Maxpro’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Maxpro than any alternative.

Examples of possible instances where Maxpro may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Maxpro is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if Maxpro is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, Maxpro will be required to provide for payment of claims of creditors that were not waived that may be brought against Maxpro within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Stockholders could be less than the $10.15 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Maxpro if and to the extent any claims by a third party (other than Maxpro’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which Maxpro has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.15 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay Maxpro’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Maxpro’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Maxpro believes that the Sponsor’s only assets are securities of Maxpro and, therefore, the Sponsor may not be able to satisfy those obligations. Maxpro has not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Maxpro’s initial business combination and redemptions could be reduced to less than $10.15 per Public Share. In such event, Maxpro may not be able to complete its initial business combination, and its stockholders would receive such lesser amount per share in connection with any redemption of their Public Shares. None of Maxpro’s officers or directors will indemnify Maxpro for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Maxpro’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below $10.15 per Public Share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Maxpro’s independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. It is possible that Maxpro’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Maxpro’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Stockholders may be reduced below $10.15 per Public Share.

Maxpro’s stockholders may be held liable for claims by third parties against Maxpro to the extent of distributions received by them.

Maxpro’s second amended and restated certificate of incorporation provides that Maxpro will continue in existence only until 12 months from the consummation of the IPO (or up to 18 months from the consummation of the IPO at the Sponsor’s election in two separate three month extensions subject to satisfaction of certain conditions, including the deposit of $1,035,000 for each three month extension, into the Trust Account, or as extended by Maxpro’s stockholders in accordance with Maxpro’s second amended and restated certificate of incorporation). The date by which Maxpro must complete an initial business combination has been extended twice, to April 13, 2023, and an additional $2,070,000 has been deposited into the Trust Account in connection with such extensions. As promptly as reasonably possible following the redemptions Maxpro is required to make to the Public Stockholders in such event, subject to the approval of Maxpro’s remaining stockholders and board of directors, Maxpro would dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Maxpro cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Maxpro’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Maxpro’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Maxpro cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by Maxpro.

If Maxpro is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Maxpro which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/

creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Maxpro’s stockholders. Furthermore, because Maxpro intends to distribute the proceeds held in the Trust Account to the Public Stockholders promptly after expiration of the time Maxpro has to complete an initial business combination, this may be viewed or interpreted as giving preference to the Public Stockholders over any potential creditors with respect to access to or distributions from Maxpro’s assets. Furthermore, Maxpro’s board of directors may be viewed as having breached their fiduciary duties to Maxpro’s creditors and/or may have acted in bad faith, and thereby exposing itself and Maxpro to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Maxpro cannot assure you that claims will not be brought against Maxpro for these reasons.

Maxpro will require Public Stockholders who wish to redeem their shares of Maxpro Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Maxpro will require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Maxpro’s transfer agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event Maxpro distribute proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically using DTC’s DWAC System, at the holder’s option. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is Maxpro’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Maxpro does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. While Maxpro has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under Maxpro’s bylaws, it is required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than Maxpro anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite our compliance with the proxy rules, stockholders may not become aware of the opportunity to redeem their shares.

Maxpro may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger or business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Maxpro’s or Apollomics’ liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Maxpro’s or Apollomics’ or, if the Business Combination is completed but delayed, Apollomics’ business, financial position and results of operations. We cannot predict whether any such lawsuits will be filed.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to 15% or more of the public shares.

A public stockholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to an aggregate of 15% or more of the public shares. Accordingly, if you hold 15% or more of the public shares and the Business Combination Proposal is approved, you will not be able to exercise redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. If the Business Combination is consummated, the value of such excess shares may not appreciate over time and the market price of its Post-Closing Apollomics’ Ordinary Shares may not exceed the per share redemption price paid in connection with the Business Combination.

There is no guarantee that a Public Stockholder’s decision whether to redeem his, her or its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a Public Stockholder may be able to sell his, her or its Post-Closing Apollomics’ Ordinary Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in stock price, and may result in a lower value realized now than a Maxpro Stockholder might realize in the future had the stockholder not elected to redeem his, her or its Public Shares. Conversely, if a Public Stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of the Post-Closing Apollomics’ Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of its Post-Closing Apollomics’ Ordinary Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Maxpro stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Holders of Public Shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their redemption rights. In order to exercise redemption rights, holders of public shares are required to, among other requirements, submit a request in writing and deliver their stock (either physically or electronically) to our Transfer Agent at least two business days prior to the special meeting. Stockholders electing to redeem their public shares will receive their pro rata portion of the amount on deposit in the Trust Account less taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of Maxpro Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights. If you do not timely submit your redemption request and deliver your Public Shares and comply with the other redemption requirements, you will not be entitled to redeem your Public Shares.

Maxpro will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite Maxpro’s compliance with these rules, if a stockholder fails to receive the tender offer or proxy materials, as applicable, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation or tender offer materials, as applicable, that Maxpro will furnish to holders of our public shares in connection with the Business Combination will indicate the applicable delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly tender or redeem its shares. For example, Maxpro may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our Transfer Agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the Business Combination in the event Maxpro distribute proxy materials, or to deliver their shares to the Transfer Agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

Maxpro may be able to complete the Business Combination even if a substantial majority of Maxpro Stockholders do not agree with it.

Maxpro may be able to complete the Business Combination even if a substantial majority of Maxpro stockholders do not agree (due to stockholders’ ability to seek redemption of their shares), except that in no event will Maxpro redeem Public Shares in an amount that would cause it’s net tangible assets to be less than $5,000,001 upon consummation of the Business Combination and after payment of underwriter’s fees and commissions (such that Maxpro is not subject to the SEC’s “penny stock” rules). As a result, Maxpro may be able to complete the Business Combination even though a substantial majority of our Public Stockholders do not agree with the transaction and have redeemed their shares.

If Apollomics is characterized as a passive foreign investment company, or “PFIC,” U.S. investors may suffer adverse U.S. federal income tax consequences.

If Apollomics is or becomes a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders”) of the Apollomics Class A Ordinary Shares or Apollomics Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements.

Apollomics is not expected to be treated as a PFIC for U.S. federal income tax purposes for its current taxable year or in the foreseeable future. Nevertheless, whether Apollomics is treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurances with respect to Apollomics’ status as a PFIC for its current taxable year or any subsequent taxable year. U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment in Post-Closing Apollomics. For a more detailed description of the PFIC rules, see the section of this prospectus captioned “Certain Material Tax Considerations — Certain U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of Ownership and Disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants — Passive Foreign Investment Company Rules.”

A provision in Maxpro’s warrant agreement may make it more difficult for Maxpro to consummate the Business Combination.

If (i) Maxpro issues additional shares of Maxpro Class A Common Stock or equity-linked securities for capital raising purposes in connection with the Business Combination at an issue price or effective issue price of less than $9.20 per share of Maxpro Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the Maxpro Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Maxpro Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which Maxpro consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price. This may make it more difficult for Maxpro to consummate the Business Combination.

The commitment to issue the PIPE Securities in connection with the PIPE Financing may trigger the adjustment to the exercise price of the Maxpro Warrants described above. Such adjustment may result in additional dilution to Maxpro stockholders and may make it more difficult to consummate the Business Combination.

Risks Related to Ownership of Post-Closing Apollomics Securities Following the Business Combination

There can be no assurance that Post-Closing Apollomics will be able to comply with the continued listing standards of Nasdaq or any other exchange following the closing of the Business Combination.

In connection with the closing of the Business Combination, we intend to list Post-Closing Apollomics Ordinary Shares and warrants on Nasdaq under the symbols “APLM” and “APLMW,” respectively. Post-Closing Apollomics’ continued eligibility for listing may depend on the number of Maxpro Public Shares that are redeemed. If, after the Business Combination, Nasdaq delists Post-Closing Apollomics Ordinary Shares from trading on its exchange for failure to meet the listing standards, Post-Closing Apollomics and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for Post-Closing Apollomics’ securities;

•	reduced liquidity for Post-Closing Apollomics’ securities;

•

a determination that Post-Closing Apollomics’ ordinary shares are a “penny stock” which will require brokers trading in Post-Closing Apollomics’ ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Post-Closing Apollomics’ ordinary shares;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Maxpro’s securities or, following the Closing, Post-Closing Apollomics’ securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Maxpro’s securities prior to the Closing may decline. The market values of Apollomics’ securities at the time of the Business Combination may vary significantly from their prices on the date the BCA was executed, the date of this proxy statement/prospectus, or the date on which Maxpro’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of Post-Closing Apollomics’ securities could contribute to the loss of all or part of your investment. Currently, there is no public market for Apollomics’ Ordinary Shares. Accordingly, the valuation ascribed to Apollomics may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Post-Closing Apollomics’ securities develops and continues, the trading price of Post-Closing Apollomics’ securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Post-Closing Apollomics’ control. Any of the factors listed below could have a material adverse effect on your investment in Post-Closing Apollomics’ securities and Post-Closing Apollomics’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Post-Closing Apollomics’ securities may not recover and may experience a further decline.

Factors affecting the trading price of Post-Closing Apollomics’ securities may include:

•	actual or anticipated fluctuations in Post-Closing Apollomics’ quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about Post-Closing Apollomics’ operating results;

•	success of competitors;

•	Post-Closing Apollomics’ operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Post-Closing Apollomics or the industry in which Apollomics operates;

•	operating and share price performance of other companies that investors deem comparable to Post-Closing Apollomics;

•	Post-Closing Apollomics’ ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting Post-Closing Apollomics’ business;

•	Post-Closing Apollomics’ ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving Post-Closing Apollomics;

•	changes in Post-Closing Apollomics’ capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Post-Closing Apollomics’ ordinary shares available for public sale;

•	any major change in Post-Closing Apollomics’ Board or management;

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sales of substantial amounts of Post-Closing Apollomics’ ordinary shares by Post-Closing Apollomics’ directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Post-Closing Apollomics’ securities irrespective of Post-Closing Apollomics’ operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Post-Closing Apollomics’ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Post-Closing Apollomics could depress Post-Closing Apollomics’ share price regardless of Post-Closing Apollomics’ business, prospects, financial conditions or results of operations. A decline in the market price of Post-Closing Apollomics’ securities also could adversely affect Post-Closing Apollomics’ ability to issue additional securities and Post-Closing Apollomics’ ability to obtain additional financing in the future.

There will be a substantial number of Post-Closing Apollomics Ordinary Shares available for sale in the future that may adversely affect the market price of Post-Closing Apollomics Ordinary Shares.

Sales of a substantial number of Post-Closing Apollomics Ordinary Shares following the completion of the Business Combination in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Post-Closing Apollomics Ordinary Shares intend to sell Post-Closing Apollomics Ordinary Shares, could reduce the market price of Post-Closing Apollomics Ordinary Shares.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions and assuming no exercise of any options or warrants to purchase additional Post-Closing Apollomics Ordinary Shares, Post-Closing Apollomics will have an aggregate of 98,703,158 Post-Closing Apollomics Ordinary Shares issued and outstanding. Of these shares, an aggregate of 88,327,283 Post-Closing Apollomics Ordinary Shares will be subject to the lock-up restrictions on sale, assignment or transfer on the terms described elsewhere in this proxy statement/prospectus.

Post-Closing Apollomics will also have an aggregate of warrants to acquire an aggregate of 10,350,000 Post-Closing Apollomics Ordinary Shares with an exercise price of $11.50 per share held by Maxpro’s Public Stockholders, other than the Sponsor; and warrants held by the Sponsor to acquire 464,150 Post-Closing Apollomics Ordinary Shares with an exercise price of $11.50 per share.

Post-Closing Apollomics intends to file one or more registration statements shortly after the closing of the Business Combination to provide for the resale of such shares from time to time, including the Post-Closing Apollomics Ordinary Shares underlying our warrants. As restrictions on resale end and the registration statements are available for use, the market price of Post-Closing Apollomics Ordinary Shares could decline.

Following the consummation of the Business Combination, Post-Closing Apollomics will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, Post-Closing Apollomics will face increased legal, accounting, administrative and other costs and expenses as a public company that Apollomics does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require Post-Closing Apollomics to carry out activities Apollomics does not currently conduct. For example, Post-Closing Apollomics will adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), Post-Closing Apollomics could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Post-Closing Apollomics’ reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with Post-Closing Apollomics’ status as a public company may make it more difficult to attract and retain qualified persons to serve on Post-Closing Apollomics Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require Post-Closing Apollomics to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If Post-Closing Apollomics fails to maintain effective internal control over financial reporting, the price of Post-Closing Apollomics Ordinary Shares may be adversely affected.

Post-Closing Apollomics will be required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect Post-Closing Apollomics’ public disclosures regarding its business, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in Post-Closing Apollomics’ internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in Post-Closing Apollomics’ internal control over financial reporting, or disclosure of management’s assessment of Post-Closing Apollomics’ internal control over financial reporting, may have an adverse impact on the price of Post-Closing Apollomics Ordinary Shares.

Apollomics has concluded that there is a significant deficiency in its internal control over financial reporting and it cannot assure you that additional sufficient deficiencies will not be identified in the future. This significant deficiency may not be timely remediated and general reputational harm could result or persist, which could affect Post-Closing Apollomics’ business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require Post-Closing Apollomics to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of Post-Closing Apollomics’ Ordinary Shares.

Prior to the completion of the Business Combination, Apollomics has been a private company and management has not completed an assessment of the effectiveness of Apollomics’ internal control over financial reporting, and the independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. In the course of auditing the consolidated financial statements for the years ended December 31, 2020 and 2021, Apollomics and its independent registered public accounting firm identified one significant deficiency in the internal control over financial reporting as of December 31, 2020 and 2021, in accordance with the standards established by the PCAOB. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the financial reporting. The significant deficiency related to lack of sufficient integration of Apollomics’s accounting systems across multiple geographic locations. Post-Closing Apollomics aims to take certain measures by setting up a global IT system to remediate this significant deficiency, although no assurance can be given as to whether these steps will be sufficient. The implementation of these improvements may increase Post-Closing Apollomics’ administrative expenses. To the extent these steps are not successful, Post-Closing Apollomics could be forced to incur additional expenses and require more of management’s time.

Apollomics cannot assure you that additional significant deficiencies in the internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties Post-Closing Apollomics encounters in the implementation of new or improved controls, could result in additional significant deficiencies or material weaknesses, cause Post-Closing Apollomics to fail to meet the periodic reporting obligations or result in material misstatements in the financial statements. Any such failure could also adversely affect the results of periodic management evaluations regarding the effectiveness of the internal control over financial reporting. Furthermore, Post-Closing Apollomics will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of the internal control over financial reporting as of the end of the fiscal year that coincides with the filing of Apollomics’ second annual report on Form 20-F. However, for as long as Post-Closing Apollomics is an “emerging growth company” under the JOBS Act, the independent registered public accounting firm will not be required to attest to the effectiveness of the internal control over financial reporting pursuant to Section 404. Post-Closing Apollomics could be an emerging growth company for up to five years. An independent assessment of the effectiveness of Post-Closing Apollomics’ internal control over financial reporting could detect problems that the management’s assessment of Post-Closing Apollomics’ internal control over financial reporting might not. The existence of a significant deficiency could result in errors in the financial statements that could result in a restatement of financial statements, cause Post-Closing Apollomics to fail to meet the reporting obligations and cause investors to lose confidence in the reported financial information, leading to a decline in the price of Post-Closing Apollomics’ Ordinary Shares.

Because Apollomics has no current plans to pay cash dividends on Post-Closing Apollomics Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell Post-Closing Apollomics Ordinary Shares for a price greater than that which you paid for it.

Post-Closing Apollomics may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of Post-Closing

Apollomics’ board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that Post-Closing Apollomics’ board of directors may deem relevant. In addition, Post-Closing Apollomics’ ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in Maxpro Common Stock unless you sell Post-Closing Apollomics Ordinary Shares for a price greater than that which you paid for it. See the section entitled “Price Range of Securities and Dividends.”

It may be difficult to enforce U.S. judgments against us.

Following the Business Combination, Post-Closing Apollomics will continue to be a holding company incorporated under the laws of the Cayman Islands, and a substantial portion of its assets will be outside of the United States. Most of Post-Closing Apollomics’ directors and senior management will reside in the United States. However, at least one Post-Closing Apollomics director and one member of the management team and the independent auditors will be based outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against Post-Closing Apollomics or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against Post-Closing Apollomics, its directors and officers and independent auditors. Additionally, part of Post-Closing Apollomics’ assets and at least one member of Post-Closing Apollomics’ management team will be based in mainland China. We have been advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. Their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. See “Enforceability of Civil Liability under U.S. Securities Laws” for more details.

Post-Closing Apollomics may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, Post-Closing Apollomics’ share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Post-Closing Apollomics may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on Post-Closing Apollomics’ business, financial condition, and results of operations. Any adverse determination in litigation could also subject Post-Closing Apollomics to significant liabilities.

Provisions in the Proposed MAA may have the effect of increasing costs to investors to bring lawsuits or discouraging lawsuits against the directors and officers of Post-Closing Apollomics.

Following the Business Combination, the Proposed MAA will require that, unless Post-Closing Apollomics consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim arising under the Proposed MAA, including, but not limited to: (i) any derivative action or proceeding brought on behalf of Post-Closing Apollomics, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee to Post-Closing Apollomics or its shareholders, (iii) any action asserting a claim against Post-Closing Apollomics, its directors, officers or employees arising pursuant to any provision of the Cayman Islands Companies Act or the Proposed MAA, or (iv) any action asserting a claim against Post-Closing Apollomics which, if brought in the United States, would be a claim arising under the internal affairs doctrine.

The Proposed MAA provides further that unless Post-Closing Apollomics consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

The Proposed MAA provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Post-Closing Apollomics shall be deemed to have notice of and consented to the foregoing choice of forum provision.

These choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Post-Closing Apollomics, a court could find the choice of forum provisions contained in the Proposed MAA to be inapplicable or unenforceable in such action. While courts have determined that such choice of forum provisions are facially valid, a shareholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

In addition, although we believe this provision benefits us by providing increased consistency in the application of Cayman Islands law in the types of lawsuits to which it applies, this choice of forum provision may have the effect of increasing costs for investors to bring a claim against us and our directors and officers.

Post-Closing Apollomics may amend the terms of the Maxpro Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Public Warrants.

The Maxpro Warrants were issued in registered form under the Maxpro Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Maxpro Warrant Agreement provides that the terms of the Maxpro Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, Post-Closing Apollomics may amend the terms of the Maxpro Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although Post-Closing Apollomics ability to amend the terms of the Maxpro Warrants with the consent of a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Maxpro Warrants, convert the Maxpro Warrants into stock or cash, shorten the exercise period or decrease the number of warrant shares issuable upon exercise of a Maxpro Warrant.

Post-Closing Apollomics may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

Post-Closing Apollomics will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Post-Closing Apollomics Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date Post-Closing Apollomics gives notice of redemption. If and when the Public Warrants become redeemable by date Post-Closing Apollomics, date Post-Closing Apollomics may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Warrants will be redeemable by date Post-Closing Apollomics so long as they are held by their initial purchasers or their permitted transferees.

Historical trading prices for the Public Shares have varied between a low of approximately $9.85 per share on November 26, 2021 to a high of approximately $10.50 per share on July 12, 2022 but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration, at which point the public warrants would become redeemable). In the event that date Post-Closing Apollomics elects to redeem all of the redeemable warrants as described above, date Post-Closing Apollomics will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by date Post-Closing Apollomics not less than 30 days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption by posting of the redemption notice to DTC. date Post-Closing Apollomics is not contractually obligated to notify investors when its warrants become eligible for redemption, and does not intend to so notify investors upon eligibility of the warrants for redemption.

Post-Closing Apollomics may issue additional ordinary shares or other equity securities, which would dilute your ownership interests and may depress the market price of Post-Closing Apollomics Ordinary Shares.

Post-Closing Apollomics may issue additional ordinary shares or other equity securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances.

Post-Closing Apollomics’ issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

•	Public Stockholders’ proportionate ownership interest in Post-Closing Apollomics will decrease;

•	the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

•	the relative voting strength of each previously outstanding share of Maxpro Common Stock may be diminished; and

•	the market price of Post-Closing Apollomics’ ordinary shares may decline.

See “Risks Related to Maxpro and the Business Combination — Maxpro stockholders who do not redeem their shares of Maxpro Common Stock will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.”

There may not be an active trading market for Post-Closing Apollomics Ordinary Shares, which would adversely affect the liquidity and price of our securities and make it difficult for you to sell Post-Closing Apollomics Ordinary Shares.

Prior to the consummation of the Business Combination, there has not been a public trading market for Apollomics Ordinary Shares. It is possible that after this Business Combination an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your Post-Closing Apollomics Ordinary Shares at an attractive price or at all.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about Post-Closing Apollomics, its business, or its market, or if they change their recommendations regarding Post-Closing Apollomics’ securities adversely, the price and trading volume of Post-Closing Apollomics’ securities could decline.

The trading market for Post-Closing Apollomics’ securities will be influenced by the research and reports that industry or securities analysts may publish about Post-Closing Apollomics, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Apollomics. If no securities or industry analysts commence coverage of Post-Closing Apollomics, Post-Closing Apollomics Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Post-Closing Apollomics change their recommendation regarding Post-Closing Apollomics Ordinary Shares adversely, or provide more favorable relative recommendations about Post-Closing Apollomics’ competitors, the price of Post-Closing Apollomics’ ordinary shares would likely decline. If any analyst who may cover Post-Closing Apollomics were to cease coverage of Post-Closing Apollomics or fail to regularly publish reports on it, Post-Closing Apollomics could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

The PIPE Securities differ in material respects from the securities issued in Maxpro’s IPO.

Each Maxpro Unit was sold in the IPO for $10.00 and consisted of one share of Maxpro Class A Common Stock and one Public Warrant, with each Public Warrant exercisable to purchase one share of Maxpro Class A Common Stock at an exercise price of $11.50 per share. The Maxpro Units, shares of Maxpro Class A Common Stock and Public Warrants are not subject to any contractual restrictions on trading. The Public Shares provide the holders thereof with the redemption rights described below and the Public Warrants are redeemable under the circumstances described under the heading “Description of Apollomics’ Share Capital and Articles of Association—Warrants—Public Warrants” in this proxy statement/prospectus. In connection with the Closing, Apollomics will issue one Apollomics Class A Ordinary Share for each share of Maxpro Class A Common Stock and each Maxpro Warrant will be assumed by Apollomics and will become exercisable for one Apollomics Class A Ordinary Share.

By contrast, each Apollomics Series A Preferred Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to 1.25 Apollomics Class A Ordinary Shares, implying an effective purchase price of $8.00 per share. Similarly, each PIPE Class B Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to one-fourth of one Penny Warrant for every PIPE Class B Share purchased, with each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, implying an effective purchase price of approximately $8.00 per share. However, the PIPE Investors will be subject to an effective six month restriction on trading or exercising any PIPE Securities pursuant to their terms. The PIPE Securities do not provide the holders thereof with redemption rights like the Public Shares and the Penny Warrants are not redeemable. The PIPE Investors have been granted the registration rights as described elsewhere in this proxy statement/prospectus to register the resale of the PIPE Securities.

SPECIAL MEETING OF MAXPRO STOCKHOLDERS

General

Maxpro is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Maxpro Board for use at the special meeting of Maxpro stockholders and at any adjournment or postponement thereof. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place of the Special Meeting

The Special Meeting will be held as a virtual meeting at 11:00 a.m. Eastern Time, on March 20, 2023 via live webcast at https://www.cstproxy.com/maxprocapitalacquisition/2023 to consider and vote upon the Stockholder Proposals, or at such other date, time and place to which such meeting may be adjourned.

Purpose of the Special Meeting

At the Special Meeting, Maxpro is asking holders of its Class A common stock:

•	To consider and vote upon the Business Combination Proposal. A copy of the BCA is attached to this proxy statement/prospectus as Annex A;

•	To consider and vote upon the Advisory Charter Proposals; and

•	To consider and vote upon the Stockholder Adjournment Proposal, if it is presented at the Special Meeting.

Recommendation of the Maxpro Board

The Maxpro Board unanimously recommends that stockholders:

•	Vote “FOR” the Business Combination Proposal;

•	Vote “FOR” each of the Advisory Charter Proposals; and

•	Vote “FOR” the Stockholder Adjournment Proposal, if it is presented at the Special Meeting.

Record Date and Voting

Maxpro has fixed 5:00 p.m. Eastern Time on February 16, 2023, as the Record Date for determining the Maxpro stockholders entitled to notice of and to attend and vote at the Special Meeting.

As of 5:00 p.m. Eastern Time on such date, there were 10,350,000 shares of Class A common stock and 2,587,500 Founder Shares outstanding and entitled to vote. The shares of Class A common stock and the Founder Shares vote together as a single class, except in the election of directors, as to which only the Founder Shares vote, and each share is entitled to one vote per share at the Special Meeting. The Sponsor owns 2,482,500 Founder Shares, which are shares of Class B common stock of Maxpro. Pursuant to the Sponsor Support Agreement and the Insider Letter Agreement among Maxpro, the Sponsor and Maxpro’s directors and officers, (i) the 2,482,500 Founder Shares owned by the Sponsor and (ii) any other shares of common stock of Maxpro owned by the Sponsor or Maxpro’s officers and directors will be voted in favor of the Business Combination at the Special Meeting.

Voting Your Shares

Each share of Maxpro common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your Maxpro common stock at the Special Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Maxpro Board “FOR” the Business Combination Proposal, each of the Advisory Charter Proposals and the Stockholder Adjournment Proposal (if presented).

You Can Attend the Special Meeting and Vote via Live Webcast. If you choose to participate in the Special Meeting, you can vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/maxprocapitalacquisition/2023. You will need the 12-digit meeting control number that is printed on your proxy card to enter the Special Meeting. Maxpro recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Special Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Maxpro can be sure that the broker, bank or nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Shares

If you are a holder of shares of Maxpro Common Stock and have any questions about how to vote or direct a vote in respect of your securities, you may call Laurel Hill, Maxpro’s proxy solicitor, at 855-414-2266 (toll free), or email at maxpro@laurelhill.com.

Quorum and Vote Required for the Maxpro Proposals

A quorum of Maxpro stockholders is necessary to hold the Special Meeting. The presence, in person or by proxy, of Maxpro stockholders representing a majority of the shares of Maxpro Common Stock issued and outstanding on the Record Date and entitled to vote on the Stockholder Proposals to be considered at the Special Meeting will constitute a quorum for the Special Meeting.

The Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Maxpro Class A Common Stock and Maxpro Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The Advisory Charter Proposals and the Stockholder Adjournment Proposal require the affirmative vote of a majority of the voting power of the shares of Maxpro Class A common stock and Maxpro Class B common stock, present in person or represented by proxy and entitled to vote thereon, voting together as a single class. Abstentions will have the same effect as a vote “AGAINST” the Advisory Charter Proposals and the Stockholder Adjournment Proposal but broker non-votes will have no effect on such proposals.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” each of the Stockholder Proposals. Broker non-votes are not considered present for the purpose of establishing a quorum and will have the same effect as a vote “AGAINST” the Business Combination Proposal, but will have no effect on the Advisory Charter Proposals or the Stockholder Adjournment Proposal.

Revocability of Proxies

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	sending another proxy card with a later date;

•	notifying Maxpro’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•	attending the Special Meeting, revoking your proxy and voting in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Redemption Rights

If you are a holder of Public Shares, you have the right to demand that Maxpro redeem your Public Shares in exchange for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of Maxpro’s IPO, calculated as of two business days prior to the consummation of the Business Combination, upon the consummation of the Business Combination. We refer to these rights to demand redemption of the Public Shares as “redemption rights.” Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and each of Maxpro’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after Maxpro’s IPO, in connection with the completion of Maxpro’s initial business combination (such waiver entered into in connection with Maxpro’s IPO for which the Sponsor and Maxpro’s officers and directors received no additional consideration). These shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $107.3 million on December 31, 2022, the estimated per share redemption price would have been approximately $10.36. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest (which interest will be net of taxes payable by Maxpro), in connection with the liquidation of the Trust Account.

A holder of Public Shares may exercise redemption rights regardless of whether it votes for or against the Business Combination Proposal or does not vote on such proposal at all, or if it is a holder of Public Shares on the record date. If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that Maxpro redeem your Public Shares for cash, and deliver your Public Shares to Continental Stock Transfer & Trust Company, Maxpro’s transfer agent, physically or electronically using DTC’s DWAC System no later than two business days prior to the scheduled vote to approve the business combination at the Special Meeting. Any holder of Public Shares seeking redemption will be entitled to a full pro rata portion of the amount then in the Trust Account, less any owed but unpaid taxes on the funds in the Trust Account. Such amount will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time prior to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Maxpro’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Maxpro’s transfer agent return the shares (physically or electronically). You may make such request by contacting Maxpro’s transfer agent at Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004, Attention: SPAC Redemption Team, spacredemptions@continentalstock.com. You may have to give such instructions through your broker if your Public Shares are held by the broker in street name.

Any written demand of redemption rights must be received by Maxpro’s transfer agent at least two business days prior to the scheduled vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent.

If you are a holder of Public Shares (including through the ownership of Maxpro Units) and you exercise your redemption rights, it will not result in the loss of any Maxpro Warrants that you may hold (including those contained in any Maxpro Units you hold). Your Maxpro Warrants will become exercisable to purchase one Post-Closing Apollomics Class A Ordinary Share for a purchase price of $11.50 beginning 30 days after consummation of the Business Combination.

Each Public Stockholder, together with any affiliate or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Stockholder or “group” in excess of such 15% cap will not be redeemed by Maxpro. Any Public Stockholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Maxpro Common Stock or Maxpro Warrants in connection with the Business Combination.

Solicitation of Proxies

Maxpro is soliciting proxies on behalf of the Maxpro Board. This solicitation is being made by mail but also may be made by telephone or in person. Maxpro and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Maxpro will bear all of the costs of the solicitation, which Maxpro estimates will be approximately $12,500 plus expenses. Maxpro has engaged Laurel Hill as proxy solicitor to assist in the solicitation of proxies.

Maxpro will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Maxpro will reimburse them for their reasonable expenses.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revocability of Proxies.”

Stock Ownership

As of the record date, the Sponsor and Maxpro’s directors and officers beneficially owned an aggregate of approximately 23% of the outstanding shares of Maxpro common stock. The Sponsor and Maxpro’s directors and officers have agreed to vote all of their Founder Shares, Private Shares and any Public Shares acquired by it in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor has not acquired any Public Shares. As a result, we would need 3,662,113, or 35.4% of the 10,350,000 Public Shares sold in the IPO to be voted in favor of an initial business combination to have our initial business combination approved.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

General

Maxpro stockholders are being asked to approve the Business Combination described in this proxy statement/prospectus, including (i) adopting the BCA and (ii) approving the transactions described in this proxy statement/prospectus.

You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the BCA. See the section titled “The Business Combination Agreement” for additional information and a summary of certain terms of the BCA.

The Business Combination may be consummated only if the Business Combination Proposal is approved by the affirmative vote of a majority of the issued and outstanding shares of Maxpro Common Stock.

Background of the Business Combination

The terms of the proposed Business Combination are the result of an extensive search by Maxpro for a potential transaction and arms-length negotiations between representatives of Maxpro and Apollomics. The following is a brief description of the background of these negotiations and the resulting proposed Business Combination.

Maxpro is a blank check company incorporated June 2, 2021, as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 13, 2021, Maxpro consummated its IPO of 10,350,000 units, including exercise of the underwriters’ over-allotment option of an additional 1,350,000 units. Each unit consists of one share of Class A common stock, par value $0.0001 per share, and one redeemable warrant, with each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to Maxpro of $103,500,000. Simultaneously with the closing of its IPO, Maxpro consummated the sale of 464,150 Private Placement Units at a price of $10.00 per unit in a private placement to the Sponsor, generating gross proceeds of $4,641,500.

Following the closing of Maxpro’s IPO on October 13, 2021, an amount of $105,052,500 ($10.15 per unit) from the net proceeds of the sale of the units in the IPO and the Private Placement Units was placed in a Trust Account and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. As of December 31, 2022, Maxpro had approximately $107.3 million held in the Trust Account.

EF Hutton, division of Benchmark Investments LLC, acted as the sole underwriter in connection with Maxpro’s IPO, and is to be paid deferred underwriting commissions of approximately $3.6 million from the Trust Account in connection with the Closing.

Prior to the closing of its IPO on October 13, 2021, neither Maxpro, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Maxpro.

The following chronology summarizes the key meetings and events that led to the signing of the BCA. The following chronology does not purport to catalogue every conversation among representatives of Maxpro, Apollomics and other parties.

After its IPO, Maxpro’s officers and directors commenced an active search for prospective businesses and assets to acquire. In connection with the evaluating potential business combinations, members of Maxpro management contacted and were contacted by, a number of individuals, entities, investment banks and private equity funds with respect to potential business combination opportunities. Representatives of Maxpro contacted or were contacted by numerous third parties, including financial advisors, who presented ideas for business combination opportunities with respect to companies in the biotechnology, biopharmaceutical, and medical device sectors. Some of the potential target businesses were based in the United States but a majority of these potential target businesses had strong international operations with plans to expand or enter into North America. ARC Group Ltd (“ARC”), financial advisor to Maxpro, assisted in the general identification, selection and evaluation of these potential targets. ARC was subsequently engaged by Maxpro as its exclusive financial and capital markets advisor, formalized by an engagement letter, dated as of October 27, 2021, as subsequently amended on July 14, 2022, pursuant to which ARC would receive an additional advisory fee of $400,000 contingent upon the consummation of an initial business combination.

Between October 13, 2021, and the date Maxpro entered into a non-binding letter of intent with Apollomics, representatives of Maxpro considered 41 potential acquisition targets in a wide variety of industries and sectors, including biotechnology, biopharmaceutical, and medical device, and executed non-disclosure agreements with 17 companies (including Apollomics).

From late October 2021 through June 2022, Maxpro conducted due diligence and/or held detailed discussions with the management teams to evaluate their suitability. Those efforts included multiple meetings with (i) a clinical-stage biotechnology company contemplating a transaction value in the $300 to $400 million range (“Target A”) and (ii) a cancer solution provider contemplating a transaction value in the $250 to $350 million range (“Target B”). In the case of each of Target A and Target B, Maxpro received access to a virtual data room in order to conduct preliminary diligence. Maxpro received a non-binding letter of intent from each of Target A and Target B.

Maxpro determined not to move forward with Target A in April 2022, primarily for the following reasons:

•

Target A had only two pipeline candidates. Although the more advanced candidate was at Phase 2a and results were promising, the other candidate was at preclinical stage. Maxpro believed that this lack of pipeline candidates increased the risk of future business development.

•	Target A’s low cash on hand, coupled with the high redemption rate in SPAC business combinations, would have required a PIPE financing, which Maxpro did not believe could be guaranteed at the time.

•	Target A had not yet fully built out its management team, which Maxpro believed increased operational risk.

•	Target A owned a non-controlling share of a joint venture with a Chinese partner, which Maxpro believed increased operational uncertainty and would dilute future revenue and profits of Target A.

Maxpro determined not to move forward with Target B in May 2022, primarily for the following reasons:

•	Target B’s revenue was concentrated in a few particular countries and had decreased in recent years.

•	Target B was planning to introduce a new business model, which Maxpro believed had not been fully validated in Target B’s target markets, and which would add uncertainty to Target B’s future revenue.

•	Target B’s low cash on hand, coupled with the high redemption rate in SPAC business combinations, would have required a PIPE financing, which Maxpro did not believe could be guaranteed at the time.

•	Maxpro believed that Target B’s management team’s strengths were in technology development rather than business operation.

•	Target B’s revenue growth had not met projections in the past several years.

Compared to Apollomics, Maxpro did not consider the other alternative acquisition targets that it evaluated to be as compelling when taking into consideration their respective business prospects, strategy, management teams, structure, growth potential, likelihood of execution and valuation considerations.

On November 11, 2021, March 26, 2022, June 17, 2022, August 3, 2022 and September 7, 2022, Mr. Chen and/or Mr. Gau gave the Maxpro Board general updates on business combination discussions during the regularly scheduled meetings of the Maxpro Board.

Prior to entering into negotiations with Maxpro, Apollomics had been exploring strategic alternatives for continued growth, including a listing on the Hong Kong Stock Exchange (the “Hong Kong IPO”), and in connection with its preparation of the Hong Kong IPO, on March 5, 2020, Apollomics changed its independent auditor from Deloitte & Touche LLP, headquartered in the United States, to Deloitte Touche Tohmatsu in order to comply with Hong Kong Stock Exchange requirements.

On April 6, 2022, representatives of an investment bank familiar with Apollomics’ consideration of the Hong Kong IPO, reached out to Hong-Jung (Moses) Chen, Chief Executive Officer of Maxpro, and inquired if Maxpro would be interested in exploring a potential business combination with Apollomics.

Following preliminary discussions between Maxpro and Apollomics, on April 12, 2022, Maxpro executed a non-disclosure agreement with Apollomics regarding a potential transaction between Maxpro and Apollomics.

On April 21, 2022, the Apollomics management team, including Guo-Liang Yu, Chairman and Chief Executive Officer, Sanjeev Redkar, Executive Director and President, Peony Yu, Chief Medical Officer, Brianna MacDonald, Senior Vice President and General Counsel, and Raymond Low, VP Finance, Corporate Controller, held a video conference with the Maxpro management team, including Mr. Chen, Mr. Gau and Mr. Song, in which Apollomics discussed its market opportunity, investment highlights and financial outlook.

On April 21, 2022, Maxpro delivered via email a draft Non-Binding Letter of Intent and Term Sheet (the “LOI”) for Apollomics to consider. The LOI set forth the terms of a potential business combination transaction between Maxpro and Apollomics, including, among other items, (i) a valuation range of Apollomics between $750 million and $1 billion, (ii) a minimum cash condition of $50 million, (iii) an equity line of credit of up to $100 million and (iv) a six-month lock-up on the Apollomics shares following the consummation of the Business Combination (with the founders of Apollomics and the Apollomics Shareholders holding more than 5% of the issued shares of Apollomics being subject to a twelve-month lock-up following the consummation of the potential business combination). With respect to post-closing governance, the LOI provided that Apollomics’ post-closing board of directors would be comprised of seven (7) directors: five (5) directors designated by Apollomics prior to the closing (three (3) such directors would need to be considered independent under Nasdaq requirements); and two (2) directors designated by Maxpro prior to the closing (one (1) such director would need to be considered independent under Nasdaq requirements). The LOI stated that all terms, including the valuation, were subject to ongoing due diligence and the parties’ negotiation of definitive agreements relating to the proposed business combination.

The initial valuation range in the draft LOI was based on Maxpro’s review and evaluation of: Apollomics’ company presentation; Apollomics’ management team; Apollomics’ pipeline, IND status and clinical trial results and NDA timelines; Apollomics’ IP portfolio; the proposed valuation in the Hong Kong IPO (after adjusting for current market conditions); and market valuation of comparable companies, including Agios Pharmaceuticals, Inc., Mersana Therapeutics, Inc., Kura Oncology, Inc., and Turning Point Therapeutics, Inc. (after adjusting for current market conditions).

On April 26, 2022, the Maxpro management team and representatives of ARC, financial advisor to Maxpro, and Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”), legal counsel to Maxpro, held a video conference with the Apollomics management team to discuss the current market conditions, SPAC stockholder redemption rates, PIPE financings, capital raising strategies and a potential timeline of the proposed business combination.

On May 1, 2022, Apollomics delivered to Maxpro via email comments to the LOI containing counterproposals on certain terms of the potential business combination, including, among other items, (i) a twelve-month lock-up on the unredeemed shares of Maxpro following the consummation of the potential business combination, (ii) a six-month lock-up on any shares of Maxpro upon exercise of any warrants, (iii) subjecting the two (2) directors designated by Maxpro for the Apollomics post-closing board to mutual consent of Maxpro and Apollomics and (iv) requiring Maxpro to use its best efforts to work with Apollomics to secure an additional $25-$35 million in PIPE Financing.

On May 2, 2022, Apollomics instructed White & Case LLP (“White & Case”), legal counsel to Apollomics, to assist in its negotiation of the LOI.

Beginning on May 2, 2022, Maxpro instructed its representatives to begin a due diligence review with respect to Apollomics. Maxpro engaged the following third-party advisors in connection with its due diligence review of Apollomics: Nelson Mullins (U.S. legal due diligence); Chingcheng Attorneys at Law (“CC Law”) (China legal due diligence, engaged June 2, 2022); Harneys Westwood & Riegels LP (“Harneys”) (Cayman Islands legal due diligence, engaged August 5, 2022); Marshall & Stevens Transaction Advisory Services LLC (fairness opinion) and CFGI, LLC (“CFGI”) (financial due diligence).

Beginning on May 2, 2022 and subsequently through August 2022 after their respective engagements, representatives of Nelson Mullins, CC Law and Harneys were provided with access to a virtual data room maintained by Apollomics (the “Data Room”) and began conducting legal due diligence review of certain materials contained therein. CFGI, in its capacity as a financial advisor to Maxpro, was provided with access to the Data Room and continued to conduct financial and business due diligence on Apollomics in connection with the Business Combination. CFGI’s financial and business diligence of Apollomics included, among other things, a review of Apollomics’ existing business and operations, a review of the financial performance of Apollomics, both historical and as projected by the Apollomics management, as well as a review of growth plans, financial models, financial statements and audits.

Once Maxpro was provided access to the Data Room, it was able to prepare a valuation model using a risk-adjusted net present value (rNPV) approach, which Maxpro believes to be the standard valuation method in the drug development industry. The rNPV model adjusts each cash flow in a DCF analysis by the estimated probability that it occurs. Therefore, a key factor in the rNPV model is the probability of success (POS) used. After reviewing clinical data, FDA feedback and the potential accelerated approval pathway for APL-101, Maxpro determined a weighted average POS of approximately 46%. Maxpro evaluated scenarios with the POS ranging from approximately 35% to the 46% POS noted above, which yielded a valuation range of approximately $954 million to $1.2 billion, before option dilution. The rNPV model used a weighted average cost of capital of approximately 15.5% after considering the risk-free rate, equity risk premium, and cost of equity capital. Another key factor in the model is the tax rate. Apollomics is targeting the United States, Europe and China markets, which have marginal tax rates of 28%, 21.7% and 15%, respectively. As APL-101 would launch in the United States and Europe, more weight was given to those markets, and an average tax rate of 25% was used in the rNPV model.

During the following weeks, Maxpro and representatives of Nelson Mullins, CC Law and CFGI, on behalf of Maxpro, submitted several rounds of follow-up due diligence questions and requests and received responses from Apollomics in the form of verbal and written answers and supporting documentation uploaded to the Data Room.

Between May 2, 2022 and June 8, 2022, Apollomics, Maxpro and their respective representatives exchanged several drafts of the LOI and held telephonic conferences to negotiate certain terms of the potential business combination, including, among other items, (i) the calculation of the valuation range, (ii) the composition of the Apollomics post-closing board, (iii) the use of proceeds from the trust account, (iv) a reciprocal post-closing lock-up and (v) the PIPE Financing.

On June 8, 2022, Maxpro and Apollomics executed the LOI with the following key terms: (i) a $750 million to $1 billion pre-money equity valuation, (ii) a minimum cash condition of $20 million, (iii) Maxpro to use its best efforts to work with Apollomics to secure the PIPE Financing, (iv) following the consummation of the Business Combination, a six-month lock-up on (a) the Apollomics shares held by the Apollomics Shareholders holding more than 5% of the issued shares of Apollomics and (b) Maxpro shares and (v) with respect to post-closing governance, the Apollomics’ post-closing board of directors would be comprised of seven (7) members: five (5) directors designated by Apollomics prior to the closing (three (3) such directors would need to be considered independent under Nasdaq requirements); one (1) director designated by Maxpro prior to the closing; and one (1) director designated by mutual agreement by Apollomics and Maxpro (such director would need to be considered independent under Nasdaq requirements).

Starting on June 9, 2022, Maxpro, Apollomics, Nelson Mullins, White & Case, and CFGI held a weekly video teleconference to track the overall progress of the proposed business combination, discuss the valuation of Apollomics, review open due diligence requests, track progress of the audit and resolve open items related to the proposed business combination.

On June 23, 2022, Nelson Mullins, on behalf of Maxpro, delivered via email to White & Case, on behalf of Apollomics, an initial draft of the BCA, with principal terms substantially consistent with the terms of the LOI.

Between July 7, 2022 and September 1, 2022, representatives of Apollomics, Maxpro and Apollomics’ advisors had multiple discussions regarding the pro forma combination of the financial statements of Maxpro and Apollomics, IFRS conversion, the accounting treatment of the combined business entity, the treatment of warrant accounting and transaction costs, warrant valuation and other matters related to the pro forma financial statements.

On July 8, 2022, White & Case, on behalf of Apollomics, delivered via email to Nelson Mullins, on behalf of Maxpro, a revised draft of the BCA. The revised draft of the BCA: (i) revised the merger consideration provision to match the terms of the LOI; (ii) removed the concept of downward adjustment at closing by the amount of Apollomics’ net indebtedness and transaction expenses to match the terms of the LOI; (iii) added a fee-sharing concept for the SEC filing fee and other similar fees to match the terms of the LOI; and (iv) removed non-governmental third party consent as a closing condition.

On July 27, 2022, White & Case, on behalf of Apollomics, delivered via email to Nelson Mullins, on behalf of Maxpro, (i) an initial draft of the Sponsor Support Agreement, which provided among other things, that Maxpro, the Sponsor and the directors and officers of Maxpro (collectively, the “Sponsor Parties”) would agree to vote to adopt and approve the BCA and to comply with their obligations under the Letter Agreement that the Sponsor Parties entered into in connection with the consummation of Maxpro’s IPO, including the obligation to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination, (ii) an initial draft of the Company Shareholder Voting Agreement, which provided among other things, that certain shareholders of Apollomics would agree to vote any of the shares of Apollomics held by them in favor of the Business Combination and (iii) an initial draft of the Lock-Up Agreement, which provided among other things, that the shares of Apollomics held by certain shareholders of Apollomics and the Sponsor Parties would have certain transfer restrictions following the consummation of the Business Combination. The principal terms of the Sponsor Support Agreement, Company Shareholder Voting Agreement and Lock-Up Agreement drafts were substantially based on the LOI.

On July 29, 2022, Nelson Mullins, on behalf of Maxpro, delivered via email to White & Case, on behalf of Apollomics, an initial draft of the Registration Rights Agreement, which provided among other things, that certain shareholders of Apollomics and Maxpro would receive certain demand registration rights and “piggyback” registration rights with respect to registrations of shares of Apollomics. The principal terms of the Registration Rights Agreement draft were substantially based on the LOI.

On August 3, 2022, the Maxpro Board met via video conference to discuss the Business Combination and BCA in detail, and the approval of the BCA and all of the transactions and ancillary documents contemplated by it, subject to completion of definitive documents. Also in attendance were representatives of Marshall & Stevens and Nelson Mullins. At the meeting, representatives from Marshall & Stevens provided the Maxpro Board with a presentation and overview of its fairness opinion analysis. The Maxpro Board asked questions of Marshall & Stevens concerning the methodologies employed by the fairness opinion provider in its analysis of the fairness of the proposed Business Combination. After deliberation, considering the dilutive effective of Apollomics options and current market price of comparable companies, the Maxpro Board determined to propose an equity valuation of $899.0 million, within the initial valuation range in the LOI and at the lower end of the range presented by Marshall & Stevens.

On August 3, 2022, Nelson Mullins, on behalf of Maxpro, delivered via email to White & Case, on behalf of Apollomics, a revised draft of the BCA, including a proposed equity valuation of $899.0 million. Over the course of the following weeks, the parties negotiated the structure of the proposed business combination, representations and warranties, the Outside Date, certain termination provisions and certain other terms and conditions.

From August 3, 2022 to September 13, 2022, the parties also negotiated certain terms and conditions of the ancillary agreements, including lock-up restrictions on the Apollomics Shareholders and Maxpro, registration rights and forfeiture of Maxpro shares by the Sponsor Parties under certain conditions. On August 11, 2022 after KPMG, LLP, tax advisor to Apollomics, completed its analysis of the transaction, the parties jointly elected to revise the merger structure in order to optimize tax treatment for the shareholders of Apollomics.

On September 7, 2022, the Maxpro Board met via video conference to discuss the restructured Business Combination and BCA in detail, and the approval of the BCA and all of the transactions and ancillary documents contemplated by it, subject to completion of definitive documents. Also in attendance were representatives of Marshall & Stevens and Nelson Mullins and of ARC. At the meeting, representatives of ARC discussed the proposed valuation of Apollomics and the combined company in the context of trends in the equity market and merger market and general industry trends for biotechnology companies. At the September 7 meeting, Marshall & Stevens provided its final presentation and delivered its fairness opinion to the Maxpro Board. Marshall & Stevens did not revise or update its analysis to reflect the final transaction structure. However, as the fairness opinion covered the purchase price on an enterprise basis and assumed a value for Maxpro’s equity, the Maxpro Board determined that the updated structure had no material impact on the conclusion of the fairness opinion. The summary of the fairness opinion in this proxy statement is qualified in its entirety by reference to the full text of the fairness opinion, which is attached to this proxy statement/prospectus as Annex H, and sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Marshall & Stevens in connection with the fairness opinion. For a detailed discussion of the fairness opinion, see the section below entitled “Description of Fairness Opinion of Marshall & Stevens.”

At the September 7, 2022 meeting, after considering the proposed terms of the Business Combination and ancillary documents and asking questions to Maxpro’s management, ARC, Marshall & Stevens and Nelson Mullins, and taking into account the other factors described below under the caption “— Maxpro Board’s Reasons for the Approval of the Business Combination,” the Maxpro Board unanimously approved the BCA and Ancillary Documents and determined that each of the BCA and the Ancillary Documents (and the transactions contemplated by such agreements) was advisable and in the best interests of Maxpro and its stockholders. The Maxpro Board further determined that it was advisable and in the best interests of Maxpro and its stockholders to consummate the Business Combination and other transactions contemplated by the BCA and related agreements, and the Maxpro Board directed that the BCA and the other Stockholder Proposals described in this proxy statement/prospectus be submitted to Maxpro’s stockholders for approval and adoption, and recommended that Maxpro’s stockholders approve and adopt the BCA and such other Stockholder Proposals.

On August 11, 2022 (August 12 Beijing Time), the Apollomics board of directors (the “Apollomics Board”) held a board meeting with representatives from White & Case and Conyers Dill & Pearman LLP (“Conyers”),

Cayman legal counsel to Apollomics, in attendance. Representatives from White & Case reviewed with the Apollomics Board the proposed business combination structure, material terms of each of the BCA, Company Shareholder Voting Agreement, Sponsor Agreement, Lock-Up Agreement and Registration Rights Agreement (copies of which were provided to all the members of the Apollomics Board in advance of the meeting). A representative from Conyers reviewed with the Apollomics Board the common law and statutory duties of directors under Cayman law.

Beginning August 17, 2022, Apollomics started contacting its shareholders to secure the shareholder support of the Business Combination. Apollomics provided certain shareholders with (i) a detailed summary of the proposed business combination and related transactions and (ii) the BCA, Company Shareholder Voting Agreement, Sponsor Agreement, Lock-Up Agreement and Registration Rights Agreement. Subsequently, Apollomics had numerous discussions with its shareholders regarding the Business Combination.

Starting in August 2022 and through September 10, 2022, Apollomics, Maxpro, Nelson Mullins, White & Case and CFGI jointly prepared an investor deck for a potential PIPE investment. During this time, ARC monitored PIPE market conditions and investor sentiment.

On August 25, 2022, Maxpro signed an engagement letter with EF Hutton to act as placement agent for an offering in conjunction with the Business Combination. Subsequent to the engagement, EF Hutton arranged several meetings with investors in a potential private placement in November 2022. EF Hutton reached out to 35 investors, of which nine signed attestations affirming their obligation of nondisclosure of confidential information and none were given access to the data room.

On September 9, 2022, (i) the members of the Apollomics Board executed an unanimous written consent determining that the Business Combination is fair to and in the best interest of Apollomics and its shareholders, approving the BCA and recommending that the Apollomics Shareholders vote for the transactions contemplated in the BCA and (ii) Apollomics received enough commitments to support the Business Combination from its shareholders to enter into the BCA.

On September 14, 2022, Maxpro, Apollomics and the Merger Sub executed the BCA. Concurrent with the execution of the BCA, the applicable parties executed the Sponsor Support Agreement, Company Shareholder Voting Agreement and Lock-Up Agreement. Maxpro and Apollomics issued a joint press release announcing the execution of the BCA, which was filed as an exhibit to a Current Report on Form 8-K along with an investor presentation prepared by members of Maxpro’s and Apollomics’ management teams. The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take actions and exercise their respective rights under the BCA to facilitate the completion of the Business Combination.

On December 27, 2022, Apollomics and Maxpro began preparing for discussion with potential PIPE Investors.

From the beginning of January 2023 into early February, members of Apollomics’ and Maxpro’s management teams held numerous meetings and follow-up phone calls with prospective PIPE Investors.

In late January and early February, after discussing the Nasdaq listing requirements, the Apollomics and Maxpro management teams determined that it would be in the best interests of Apollomics and Maxpro to amend the BCA to provide that the Share Split may be adjusted by the Apollomics Board, in its sole discretion, to provide that up to 3,100,000 Apollomics Class A Shares may be issued in lieu of Apollomics Class B Shares to the existing shareholders of Apollomics.

On February 9, 2023, Apollomics and the PIPE Investors entered into the Subscription Agreements. In addition, on the same date, Apollomics and Maxpro entered into Amendment No. 1 to the Business Combination Agreement to provide for the aforementioned adjustment to the consideration paid to existing shareholders of Apollomics.

The Apollomics Board’s Reasons for the Approval of the Business Combination

The Apollomics Board’s reasons for the Business Combination include that the Business Combination provides Apollomics with a means to become a public company, which will provide Apollomics with access to capital to partially fund the development of its various drug candidates.

The Maxpro Board’s Reasons for the Approval of the Business Combination

On September 14, 2022, the BCA was executed by the parties. In reaching its decision, the Maxpro Board reviewed the results of Maxpro management’s due diligence investigation, and the due diligence investigations of Maxpro’s third-party financial and legal advisors, and discussed the due diligence findings with Maxpro’s third-party financial and legal advisors. The Maxpro Board also received and reviewed presentations from, and discussed with, Maxpro’s third-party financial and legal advisors regarding the transaction structure, material terms of the Business Combination and various aspects of the due diligence. The due diligence conducted by Maxpro’s management and information received included:

•	An overview of the public markets in general, the biotechnology industry, and feedback from potential investors with respect to Apollomics;

•	Research on comparable companies and transactions;

•	A review of the transaction structure presented by Maxpro’s management and Nelson Mullins;

•	A presentation by Mr. Chen regarding Apollomics’ business and strategic direction and recent initiatives;

•	Financial and accounting due diligence review conducted by CFGI;

•	Legal and regulatory diligence review conducted by Nelson Mullins, CC Law and Harneys;

•	Tax due diligence review conducted by Maxpro’s legal advisors;

•	Fairness opinion by Marshall & Stevens;

•	General industry research and analysis conducted by the management of Maxpro;

•	Discussions with Maxpro’s financial advisors regarding the terms of the Business Combination;

•	A financial, operational and documentation review by management of requested materials provided by Apollomics; and

•	Extensive meetings and calls with Apollomics’ management and Apollomics’ representatives regarding Apollomics’ operations, financial condition, strategy and prospects.

The Maxpro Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Maxpro Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual directors may have given different weight to different factors. This explanation of Maxpro’s reasons for the Business Combination and all other information presented in this section is forward-looking. Therefore, you should read this explanation in light of the factors discussed under “Forward-Looking Statements.”

In the prospectus for the IPO, Maxpro identified the following general criteria and guidelines that Maxpro believed would be important in evaluating prospective target businesses:

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Target Size. Maxpro will target businesses with total enterprise values ranging from $200 million to $2 billion in the healthcare and technology industries, specifically within the biotechnology and pharmaceutical sectors.

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Businesses with Revenue and Earnings Growth Potential. Maxpro will seek to acquire one or more businesses that have the potential for significant revenue and earnings growth through a combination of both existing and new product development, increased production capacity, expense reduction and synergistic follow-on acquisitions resulting in increased operating leverage.

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Businesses with Potential for Strong Free Cash Flow Generation. Maxpro will seek to acquire one or more businesses that have the potential to generate strong, stable and increasing free cash flow. Maxpro intends to focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements. Maxpro may also seek to prudently leverage this cash flow in order to enhance stockholder value.

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Strong Management. Maxpro will seek companies with strong management teams already in place. Maxpro will spend significant time assessing a company’s leadership and human fabric, and maximizing its efficiency over time.

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Benefit from Being a Public Company. Maxpro intends to acquire one or more businesses that will benefit from being publicly-traded and can effectively utilize the broader access to capital and the public profile that are associated with being a publicly-traded company.

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Appropriate Valuations and Upside Potential. Maxpro intends to apply rigorous, criteria-based, disciplined, and valuation-centric metrics. Maxpro intends to acquire a target on terms that Maxpro believes provide significant upside potential while seeking to limit risk to Maxpro’s investors.

In considering the Business Combination, the Maxpro Board concluded that Apollomics substantially met the above criteria. In particular, the Maxpro Board considered the following positive factors:

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Apollomics has a strong pipeline of oncology assets with nine drug candidates — small molecule targeted drugs as well as biologics — at different stages of development, including two in late-stage clinical trials.

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Vebreltinib (APL-101), a highly specific cMet inhibitor, is in a Phase 2 clinical trial globally, the data from which would support filing NDA/sNDAs in the United States in multiple subpopulations of NSCLC and other cancers with cMet dysregulations.

•	Uproleselan (APL-106) is in a Phase 3 Study in China, the data from which would support an NDA in relapsed or refractory acute myeloid leukemia (AML).

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Apollomics’ management team has broad, global experience — seasoned executives with 20-30+ years of experience in oncology, drug discovery, clinical development, and management experience committed to improving the lives of cancer patients.

•	Attractive valuation — promising APL-101 and APL-106 data suggests long-term revenue and cash flow generation that will provide upside in valuation growth to yield strong investment returns.

In making the recommendation, the Maxpro Board also considered, among other things, the following potential deterrents to the Business Combination:

•	the risk that the announcement of the Business Combination and potential diversion of Apollomics’ management and employee attention may adversely affect Apollomics’ operations;

•	the risk that certain key employees of Apollomics might not choose to remain with the Company post-Closing;

•	the risk that the Maxpro Board may not have properly valued Apollomics’ business;

•	the risks associated with the biotechnology and healthcare industries in general;

•	the risk associated with laws and regulations;

•	the risk of competition in the industry, including the potential for new entrants;

•	the substantial expense and human resources necessary to operate a public company;

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the risk that the Business Combination might not be consummated in a timely manner or that the closing of the Business Combination might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of Maxpro’s stockholders;

•	the risk that Maxpro does not have enough cash at closing to meet the closing requirements of the BCA;

•	the risk of failure to satisfy the conditions to Closing (to the extent not waived by the parties);

•	the inability to maintain the listing of Apollomics’ securities on Nasdaq following the Business Combination;

•	the significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination;

•	the potential conflicts of interest of the Sponsor and Maxpro’s officers and directors in the Business Combination; and

•	the other risks described in the “Risk Factors” section of this proxy statement/prospectus.

The Maxpro Board concluded that these risks could be managed or mitigated by Apollomics or were unlikely to have a material impact on the Business Combination or Apollomics, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Maxpro and its stockholders. The Maxpro Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by the Maxpro Board is not intended to be exhaustive, but does set forth the principal factors considered by the Maxpro Board. Accordingly, after considering the foregoing potentially negative and potentially positive reasons, the Maxpro Board unanimously determined that the BCA, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, Maxpro and its stockholders.

Description of Fairness Opinion of Marshall & Stevens

On June 10, 2022, Maxpro engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) for the benefit of the Maxpro Board to evaluate the fairness, from a financial point of view, to Maxpro of the consideration to be received by Maxpro in consideration of the issuance of its equity securities to the equity holders of Apollomics in connection with the anticipated acquisition by Maxpro of one hundred percent of the equity and equity equivalents (other than unvested stock options) and/or all or substantially all of the assets and business of Apollomics (the “Acquired Business”). Marshall & Stevens was advised that it was anticipated that any unvested options to acquire Apollomics equity securities would be assumed by the surviving company in the transaction.

The fee paid to Marshall & Stevens was a fixed fee and not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for Maxpro and/or the Sponsor.

On August 3, 2022, the Maxpro Board met to review the proposed transaction. During this meeting, Marshall & Stevens reviewed with the Maxpro Board certain financial analyses as described below and rendered its oral opinion to the Maxpro Board, which opinion was confirmed by delivery of a written opinion to the Maxpro Board, dated September 7, 2022 (“Marshall & Stevens’ Fairness Opinion”), to the effect that, as of that date and based on and subject to the matters described in its opinion, the purchase price being paid by Maxpro in the transaction for the Acquired Business was fair, from a financial point of view, to Maxpro.

Marshall & Stevens’ Fairness Opinion viewed the transaction as, in effect, an acquisition by Maxpro of the Acquired Business in consideration of the issuance of Maxpro equity of $899,000,000, valued at $10.00 per share, and concluded as to the fairness, from a financial point of view to Maxpro, of that $899,000,000 purchase price (the “Purchase Price”). The BCA, however, as ultimately negotiated by the parties, is structured as an issuance by Apollomics of its securities to the stockholders of Maxpro with Apollomics as the surviving company. Marshall & Stevens has not revised or updated its analysis to reflect this structure. However, as Marshall & Stevens’ Fairness Opinion covered the Purchase Price on an enterprise basis and assumed a value for Maxpro’s equity, the Maxpro Board determined that the updated structure had no material impact on the conclusion of Marshall & Stevens’ Fairness Opinion.

The full text of Marshall & Stevens’ Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex H and is incorporated into this proxy statement/prospectus by reference in its entirety. Holders of the Maxpro Class A Shares are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ Fairness Opinion was provided to the Maxpro Board for its information in connection with its evaluation of the Purchase Price, relates only to the fairness, from a financial point of view, of such Purchase Price, does not address any other aspect of the transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Business Combination or their investment in Maxpro. This summary of Marshall & Stevens’ Fairness Opinion is qualified in its entirety by reference to the full text of that opinion.

In arriving at its opinion, Marshall & Stevens, among other things:

•	reviewed a draft of the BCA;

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reviewed certain operating and financial information relating to Apollomics’ business and prospects, including financial statements for the three years ended December 31, 2019 through 2021 and projections for the fiscal years ending December 31, 2022 through December 31, 2040, all as prepared and provided to it by Apollomics’ management;

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discussed with certain members of Apollomics’ management regarding Apollomics’ operations, financial condition, future prospects and projected operations and performance and regarding the Business Combination;

•	participated in discussions with the Maxpro Board and its counsel regarding Apollomics’ projected financial results, among other matters;

•	reviewed certain business, financial and other information regarding Apollomics that was furnished to it by Apollomics through its management;

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reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;

•	performed a discounted cash flow analysis based on the projected financial information provided by Apollomics’ management; and

•	conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Apollomics’ management advised Marshall & Stevens, and Marshall & Stevens assumed, that Apollomics’ projected financial information provided to Marshall & Stevens was, at the time that such information was prepared, (i) reasonably prepared on bases reflecting the best currently available estimates and judgments of Apollomics’ future financial results and condition and (ii) reasonably achievable. In evaluating fairness, Marshall & Stevens assumed a fair market value for Maxpro shares of $10.00 (the then estimated value of such shares). This value was used, with the consent of the Maxpro Board, due to the fact that Maxpro is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalents and an as yet to be approved business combination agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the Maxpro Class A Shares.

Marshall & Stevens expressed no opinion with respect to the forecasts and projections provided or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in Apollomics’ assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that Apollomics is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the Business Combination), recapitalization, acquisition or merger, divestiture or spin-off (other than the BCA).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the BCA and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Business Combination will be satisfied without waiver thereof and (d) the Business Combination will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the Business Combination will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Apollomics, Maxpro or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which Apollomics or Maxpro is a party or may be subject.

Marshall & Stevens’ Fairness Opinion addressed only the fairness to Maxpro, from a financial point of view, of the Purchase Price and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding entered into in connection with the Business Combination or otherwise. Marshall & Stevens’ Fairness Opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ Fairness Opinion did not address the relative merits of the Business Combination as compared to alternative transactions or strategies that might be available to Maxpro, nor did it address Maxpro’s underlying business decision to proceed with the Business Combination.

Except as described herein, the Maxpro Board imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to the Maxpro Board, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below which were reviewed with the Maxpro Board in connection with the presentation and delivery of Marshall & Stevens’ Fairness Opinion to the Maxpro Board. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ Fairness Opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond any person’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to Apollomics or the proposed Business Combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty. In valuing the Acquired Business and, for purposes of Marshall & Stevens’ Fairness Opinion, Marshall & Stevens looked solely at the equity value of the Acquired Business as a going concern and on a standalone basis immediately prior to the date of its opinion and did not consider any impact on value (positive or negative) by the consummation of the transaction on the value of the Acquired Business. Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the Business Combination, which consideration was determined in negotiations between Maxpro and Apollomics, and the decision to enter into the Business Combination was solely that of the Maxpro Board. Marshall & Stevens’ Fairness Opinion and financial analyses were only one of many factors considered by the Maxpro Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Maxpro Board or Maxpro’s management with respect to the Business Combination or the Business Combination consideration.

The following is a summary of the material financial analyses reviewed by Marshall & Stevens with the Maxpro Board in connection with Marshall & Stevens’ Fairness Opinion.

Use of Apollomics’ Projections

Using financial projections provided by Apollomics’ management, which is set forth in the section of this proxy statement/prospectus titled “Certain Unaudited Prospective Financial Information Regarding Apollomics,” Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that Apollomics’ business is forecasted to generate for the fiscal years 2022 through 2040. Each significant drug candidate asset (listed below) was separately modeled and valued and the total invested capital, less cash (“Enterprise Value”) represented the sum total of each asset value.

•	APL-101 (Target Indications: Non-Small Cell Lung Cancer / Glioblastoma)

•	APL-106 (Target Indications: Acute Myeloid Leukemia)

•	APL-501 (Target Indications: Carcinoma of Unknown Primary)

•	APL-102 (Target Indications: Colorectal Cancer)

•	APL-122 (Target Indications: Solid Tumors)

Given the pre-revenue status and stage of development of Apollomics, the projections follow a similar path relative to other drug development companies in similar stages of development, where projected development expenses will be incurred ahead of product launch, and revenues and profits will follow and build up to a level of peak sales before declining after a period of market exclusivity.

Apollomics advised that the major assumptions implemented by its management in developing the projections were as follows:

•	Addressable markets considering the incidence/prevalence rates and other patient population assumptions of the different indications that Apollomics’ drug candidates or therapies are targeting;

•	Penetration rates and market share assumptions relative to the addressable market and patient population;

•	Drug price assumptions relative to comparator drug prices and other treatment alternatives;

•	Loss of exclusivity assumptions showing decline in penetration and market share after the period of market exclusivity; and

•	Probability of success factors based on the clinical stage of development of each drug candidate.

Marshall & Stevens was not involved in the development of any of the above Apollomics assumptions, and did not independently review, confirm or verify any of such assumptions, the reasonableness thereof, or the extent to which such assumptions were relied upon by Apollomics in preparing their projections and forecasts. Only a limited number of these assumptions were discussed with Apollomics and/or the Maxpro Board.

Discounted Cash Flow Analysis

The major inputs and assumptions used in Marshall & Stevens’ discounted cash flow method were as follows:

•	A weighted average cost of capital (WACC) of 14.50% was determined based upon a cost of equity of approximately 14.49% and an after-tax cost of debt of 3.93%

•

A cost of equity was determined using a 20-year U.S. Treasury Rate (3.31%), Equity Risk Premium of 6.22% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 0.96 based upon the Guideline Companies discussed below, a size premium of 1.21% based upon KCOC data for the 8th decile, and a company specific risk premium of 4.00% based upon anticipated forecast risk.

•	After-tax cost of debt was determined using BBB rated bond yields and a tax rate of 25%.

•	The debt-to-capital ratio was estimated at 0% and the equity-to-capital ratio was estimated at 100% using input from the Guideline Companies discussed below.

•	Estimated income tax expense of 25% of pre-tax income.

•	Capital expenditures, depreciation, and working capital assumptions primarily based on the data available from similar publicly-traded mature pharmaceutical and drug development companies.

Marshall & Stevens also performed sensitivity analyses with the discounted cash flow method, including varying certain key assumptions on penetration rates and drug pricing utilizing certain industry databases and publicly available information.

The Enterprise Value for Apollomics was estimated to be between approximately $974,000,000 and $1,130,000,000 based on the discounted cash flow method and assuming the anticipated dilution effects of unvested options.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about Apollomics provided by management and compared this information to certain financial information of thirteen publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to Apollomics (each a “Guideline Company” and, collectively, the “Guideline Companies”). The selected Guideline Companies included:

•	Turning Point Therapeutics, Inc. (NasdaqGS:TPTX)

•	Mirati Therapeutics, Inc. (NasdaqGS:MRTX)

•	Blueprint Medicines Corporation (NasdaqGS:BPMC)

•	Arvinas, Inc. (NasdaqGS:ARVN)

•	HUTCHMED (China) Limited (AIM:HCM)

•	EQRx, Inc. (NasdaqGM:EQRX)

•	Syndax Pharmaceuticals, Inc. (NasdaqGS:SNDX)

•	Nuvation Bio Inc. (NYSE:NUVB)

•	Cullinan Oncology, Inc. (NasdaqGS:CGEM)

•	C4 Therapeutics, Inc. (NasdaqGS:CCCC)

•	Ikena Oncology, Inc. (NasdaqGM:IKNA)

•	Aptose Biosciences Inc. (TSX:APS)

•	GlycoMimetics, Inc. (NasdaqGM:GLYC)

The criteria for selecting the Guideline Companies were mainly industry, size, stage of development, targeted indications for their drug development pipelines, and future profitability.

Marshall & Stevens reviewed, among other things, the Guideline Companies’ Enterprise Value as a multiple of revenue for the 8th, 9th, and 10th year of the forecast for each Guideline Company, given most of the Guideline Companies were also pre-revenue and in similar stages of development compared to Apollomics. The non-size adjusted multiples of enterprise value to revenue for the Guideline Companies ranged from 0.13x to 4.61x. The multiples were size adjusted based on a comparison to the respective size deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 8th decile utilized for Apollomics. The base value multiples selected were based upon the target indication, stage of development, timing of launch, and market share potential of each drug candidate relative to the Guideline Companies. The selected multiples for each drug candidate asset ranged between the lower quartile to the average of the Guideline Company multiple range as outlined below:

•	Calendar Year 2029 — 0.30x to 1.25x

•	Calendar Year 2030 — 0.25x to 1.20x

•	Calendar Year 2031 — 0.20x to 1.10x

The overall range of Enterprise Value for the guideline public company approach was approximately $665,000,000 to $892,000,000 and assuming the anticipated dilution effects of unvested options.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method, the guideline public company method and the guideline transaction method. The guideline transaction method was given no weight due to a lack of available data for comparable transactions. Given the different anticipated growth for each asset of Apollomics, the detailed forecast provided by Apollomics management for the discounted cash flow method, and the uniqueness of each drug development pathway for each Guideline Company, more weight was placed on the discounted cash flow method than the guideline public company method for its final reconciliation of value. Marshall & Stevens concluded a final Enterprise Value range for Apollomics of approximately $897,000,000 to $1,100,000,000, assuming the anticipated dilution effects of unvested options.

Certain Unaudited Prospective Financial Information Regarding Apollomics

Apollomics does not, as a matter of course, make public projections as to future sales, earnings or other results. However, Apollomics’ management was requested to and prepared and provided certain internal, unaudited prospective financial information as of June 21, 2022 (the “prospective financial information”) to Maxpro’s board of directors for use as a component in its overall evaluation of the Business Combination and to Maxpro’s fairness opinion provider, Marshall & Stevens, in connection with its rendering of its opinion as described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Description of Fairness Opinion of Marshall & Stevens.”

The prospective financial information was prepared for internal use and was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC or the American Institute of Certified Public Accountants with respect to the preparation and presentation of prospective financial information, or IFRS or GAAP. The prospective financial information does not give pro forma effect to the Business Combination. Neither Apollomics’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The audit reports included in this proxy statement/prospectus relate to historical financial information, do not extend to the prospective financial information and should not be read to do so.

The inclusion of the below key elements of the prospective financial information should not be regarded as an indication that Apollomics or any recipient of the prospective financial information considered, or now considers, it to be predictive of actual future results. The prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the prospective financial information covers multiple years, and because certain material assumptions which underly such prospective financial information reflect the occurrence or non-occurrence of future events, as further described below, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the prospective financial information is forward-looking information that is based on numerous assumptions, variables and estimates that are inherently uncertain and may be beyond the control of Apollomics’ management. Apollomics believes the assumptions in the prospective financial information were reasonable at the time the prospective financial information was prepared, given the information Apollomics had at the time. However, the prospective financial information is subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties relating to Apollomics’ business, industry performance, the regulatory environment, and general business and economic conditions, as described in the sections entitled “Risk Factors” and “Forward-Looking Statements” in this proxy statement/prospectus. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The prospective financial information should not be utilized as public guidance.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE OF MATERIAL FACTS, BOTH FAVORABLE AND UNFAVORABLE REGARDING ITS FINANCIAL CONDITION, WHICH RESPONSIBILITY MAY EXTEND TO SITUATIONS WHERE MANAGEMENT KNOWS OR HAS REASON TO KNOW THAT ITS PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS), BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROSPECTIVE FINANCIAL INFORMATION FOR APOLLOMICS, EACH OF MAXPRO AND APOLLOMICS, AND EACH OF ITS RESPECTIVE REPRESENTATIVES AND AFFILIATES, UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THIS PROSPECTIVE FINANCIAL INFORMATION TO REFLECT

CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THIS PROSPECTIVE FINANCIAL INFORMATION. NONE OF APOLLOMICS, MAXPRO NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY APOLLOMICS SHAREHOLDER, MAXPRO STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

As noted above, the prospective financial information was requested by, and disclosed to, Maxpro’s board of directors for use as a component in its overall evaluation of the Business Combination and requested by, and disclosed to, Maxpro’s fairness opinion provider, Marshall & Stevens, in connection with its rendering of its opinion, and is included in this proxy statement/prospectus on those accounts.

The prospective financial information was prepared using several assumptions, including the following assumptions that Apollomics’ management believed to be material:

•	Apollomics’ clinical trials will be completed as anticipated;

•

Apollomics will be able to receive regulatory approval and marketing authorization for its drug candidates on its expected timelines, with APL-101 and APL-106 assumed to receive regulatory approval and marketing authorization in late 2024;

•

Apollomics will be able to obtain sufficient funding to complete its clinical trials on schedule, with assumed spending of approximately $67,000,000 in each of 2023 and 2024 to complete APL-101 and APL-106 studies and support the advancement of other products through development;

•

Apollomics’ partners will be able to provide services (such as manufacturing, clinical, pre-clinical, toxicological and commercialization services) required for the regulatory submission and commercialization of Apollomics’ products;

•	Apollomics will be able to identify commercialization partners in relevant markets and regions;

•

Apollomics will obtain 30% market share in the United States and European markets for treatment of non-small cell lung cancer with exon-14 skip mutations indication by 2029, 30% market share in the United States and European markets for treatment of non-small cell lung cancer with cMet amplifications by 2030 and 40% market share in the United States and European markets for treatment of glioblastoma multiforme with cMet fusions by 2030; and

•

Apollomics will be able to sell its products at the assumed prices, with APL-101 assumed to be priced at a rate comparable to other competitive drugs on the market and APL-106 assumed to be priced in accordance with third party market research commissioned by Apollomics.

The estimates and assumptions reflected in the prospective financial information were developed by Apollomics’ management based primarily on:

•	the biotechnology industry expertise of Apollomics’ management and employees;

•	experience gained through prior drug development, including oncology drug development, by Apollomics’ management and employees;

•	feedback from clinical trials in Apollomics’ pipeline; and

•	market studies conducted by third parties.

The probability of success (“PoS”) adjusted key elements of the prospective financial information provided by Apollomics’ management to Maxpro are summarized in the tables below.

PoS Adjusted Apollomics Forecasts*

($ in millions)	Forecast Year Ended December 31,
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Sales revenue	$—	$—	$11	$176	$378	$533	$722	$854	$891	$919
Gross profit	—	—	10	159	343	484	654	775	808	833
Sales and marketing	—	(10)	(12)	(39)	(67)	(92)	(121)	(141)	(147)	(150)
General and administrative	(4)	(4)	(4)	(4)	(4)	(5)	(5)	(5)	(5)	(5)
Research and development costs	(20)	(11)	(4)	(2)	—	—	—	—	—	—
Other costs	—	(6)	(15)	(48)	(122)	(6)	(23)	(17)	(19)	(20)
EBIT	(24)	(32)	(25)	66	150	381	507	612	637	658

($ in millions)	Forecast Year Ended December 31,
	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Sales revenue	$950	$937	$752	$574	$435	$345	$276	$224	$183
Gross profit	862	851	681	519	393	311	249	202	164
Sales and marketing	(155)	(132)	(115)	(92)	(70)	(58)	(49)	(41)	(34)
General and administrative	(6)	(6)	(6)	(6)	(7)	(7)	(7)	(8)	(8)
Research and development costs	—	—	—	—	—	—	—	—	—
Other costs	(20)	(20)	(19)	(17)	(15)	(13)	(11)	(10)	(9)
EBIT	682	693	542	404	300	233	181	143	113

*	Methodology for Estimating Probability of Success (POS) Adjustments

In order for a drug candidate to reach the market, that drug candidate must successfully complete various phases of clinical trials and then must be approved by a regulatory agency (such as the FDA or the NMPA) for marketing. Typically, a drug candidate progresses from preclinical (non-human) testing into and through clinical (human) testing in a serial manner culminating in the regulatory review and potential approval.

In order to calculate the probability of success for a drug candidate to gain regulatory approval, one must consider both the probability of achieving individual clinical milestones as well as the total cumulative probability of the therapy progressing from the current phase of clinical development through approval. Because each phase of development has its own individual probability of success, in order to calculate the total cumulative probability of success through approval at any given point in development, one typically uses the product of multiplying all of the probabilities of success of each individual phase to be completed to arrive at a total cumulative probability of success for marketing approval. Collectively, these likelihoods of achieving certain outcomes on both an individual and collective basis are referred to as the therapy’s probability of success. The cumulative probability of success for an individual product is applied directly to all future revenues and is similarly applied to expenses that are projected to occur post-marketing approval if the existence of such expenses is dependent upon the future approval of the product. For expenses that occur in the phase following the current phase of an individual product, the appropriate cumulative probability from the current phase to the appropriate projected stage of development is applied to the expense.

Satisfaction of 80% Test

Pursuant to Nasdaq listing rules, the target business or businesses that Maxpro acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for Maxpro’s initial business combination (such requirement, the “80% test”). As of the date of the execution of the BCA, the balance of the funds in the trust account was approximately $102.0 million (excluding $3.6 million of deferred underwriting commissions) and 80% thereof represents approximately $81.6 million. The Maxpro Board determined that Apollomics’ enterprise value was $899 million, thus satisfying the 80% test.

Based on the analyses described above, the Maxpro Board determined that the Business Combination with Apollomics satisfied the 80% test.

Application of these approaches and methodologies involves the use of historical financials, judgments, and assumptions that are highly complex and subjective, such as those regarding Apollomics’ potential future revenue, expenses, and potential future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on our valuation and anticipated results.

Sources and Uses of Funds for the Business Combination

The following tables summarize the estimated sources and uses for funding the Business Combination assuming (i) that no Maxpro Class A Shares are redeemed in connection with the Business Combination (“No Redemptions Scenario”) and (ii) that 8,393,300 shares of Maxpro Class A Shares are redeemed in connection with the Business Combination (“Maximum Redemptions Scenario”), which represents the maximum amount of redemptions that would allow consummation of the Business Combination in accordance the minimum available cash condition in the BCA of $20.0 million.

Estimated Sources and Uses (No Redemptions Scenario, in millions)

Sources		Uses
Apollomics Shareholder Equity Rollover(1)	$899.0	Equity Issued to Apollomics Shareholders	$899.0
PIPE Financing	$23.7
Cash in Trust Account	105.7	Cash to Balance Sheet	124.5
		Estimated Transaction Expenses(2)	4.9
Total Sources	$1,028.4	Total Uses	$1,028.4

Estimated Sources and Uses (Maximum Redemptions Scenario, in millions)

Sources		Uses
Apollomics Shareholder Equity Rollover(1)	$899.0	Equity Issued to Apollomics Shareholders	$899.0
PIPE Financing	$23.7
Cash in Trust Account	20.0	Cash to Balance Sheet	38.8
		Estimated Transaction Expenses(2)	4.9
Total Sources	$942.7	Total Uses	$942.7

(1)

Capitalization calculated on a net-exercise basis: 89,900,000 shares to the Apollomics Shareholders and vested option holders are net of exercise proceeds for pre-closing vested options; assumes $10.00 price per Maxpro Class A Share and excludes Maxpro Public Warrants and Maxpro Private Placement Warrants.

(2)	Excludes fees paid before the Closing or from Maxpro’s existing cash on hand.

Certain Engagements in Connection with the Business Combination and Related Transactions

ARC was engaged by Maxpro to act as financial advisor and capital markets advisor to Maxpro in connection with the Business Combination. ARC will receive compensation in connection therewith.

ARC (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, ARC and its affiliates may provide investment banking and other commercial dealings to Maxpro, Apollomics and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, ARC and its respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Maxpro or Apollomics or their respective affiliates.

Interests of Maxpro’s Directors and Officers in the Business Combination

In considering the recommendation of the Maxpro Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and Maxpro’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Maxpro’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the beneficial ownership by the Sponsor of 2,946,650 shares of Common Stock, consisting of 2,482,500 Founder Shares purchased for approximately $0.01 per Founder Share and 464,150 Private Shares purchased by the Sponsor as part of the Private Placement Units for $10.00 per unit for an aggregate purchase price of approximately $4,641,500, which shares would become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $30.8 million based on the closing price of the Class A Common Stock of $10.44 on the Nasdaq Global Market on February 16, 2023. As a result of the nominal price paid for the Founder Shares, the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Maxpro stockholders experience a negative rate of return following the consummation of the Business Combination;

•

the beneficial ownership by the Sponsor of Private Placement Warrants to purchase 464,150 shares of Class A Common Stock purchased by the Sponsor as part of the Private Placement Units, which warrants would expire and become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period. Such warrants have an aggregate market value of approximately $34 thousand based on the closing price of the Public Warrants of $0.0739 on the Nasdaq Global Market on February 16, 2023;

•

the beneficial ownership by Hong-Jung (Moses) Chen of 30,000 Founder Shares, Wey-Chuan (Albert) Gau of 30,000 Founder Shares, Yi-Kuei (Alex) Chen of 10,000 Founder Shares, Soushan Wu of 10,000 Founder Shares, Yung-Fong (Ron) Song of 15,000 Founder Shares and Noha Georges of 10,000 Founder Shares, which shares would become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period, as Maxpro’s directors have waived any right to redemption with respect to these shares. Such shares held by such officers and directors have a market value of approximately $1.1 million based on the closing price of the Class A Common Stock of $10.44 on the Nasdaq Global Market on February 16, 2023;

•

the economic interests in the Sponsor held by certain of Maxpro’s officers and directors, each of whom is a member of the Sponsor, which gives them an interest in the securities of Maxpro held by the Sponsor, and which interests would also become worthless if Maxpro does not complete an Initial Business Combination within the applicable time period;

•

the Sponsor and Maxpro’s officers, directors or their affiliates may make working capital loans to Maxpro prior to the Closing of the Business Combination, up to $1,500,000 of which may be convertible into Private Placement Units at a price of $10.00 per unit at the option of the lender, which may not be repaid if the Business Combination is not completed; the 150,000 units would have an aggregate market value of approximately $1.6 million, based on the last sale price of $10.44 of the Maxpro Public Units on the Nasdaq Global Market on February 16, 2023. As of February 16, 2023, $0.4 million of such working capital loans were outstanding;

•

the Sponsor, Maxpro’s officers and directors or any of their respective affiliates are entitled to reimbursement for all out-of-pocket expenses incurred in connection with activities on Maxpro’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (with no cap or ceiling on such reimbursement), but will not receive reimbursement for any out-of-pocket expenses to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless an Initial Business Combination is consummated. As of the date hereof, there were no unreimbursed out-of-pocket expenses;

•

Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 Apollomics Series A Preferred Shares in the PIPE Financing for an aggregate purchase price of $21,000,000. Maxpro Investment Co., Ltd. is controlled by Hong-Jung (Moses) Chen, Maxpro’s Chief Executive Officer and Chairman, and Yi-Kuei (Alex) Chen, a member of the Maxpro Board;

•

the continuation of Dr. Hong-Jung (Moses) Chen as a director of Apollomics after the Business Combination and his eligibility to participate in the Post-Closing Apollomics’ non-employee director compensation program following the consummation of the Business Combination; and

•	the continued indemnification of Maxpro’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence Maxpro’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby.

Anticipated Accounting Treatment

The Business Combination will be effected through the issuance of shares of Apollomics to Maxpro stockholders, and therefore Apollomics is the legal and accounting acquirer. Subsequent to the Business Combination, the Apollomics Shareholders will have a majority of the voting power of Post-Closing Apollomics, Apollomics’ operations will comprise all of the ongoing operations of Post-Closing Apollomics, Apollomics will control a majority of the governing body of Post-Closing Apollomics, and Apollomics’ senior management will comprise all of the senior management of Post-Closing Apollomics. As Maxpro does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction will be accounted for within the scope of IFRS 2 (“Share-based Payment”). As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in Post-Closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

United States Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. However,

Apollomics and Maxpro have determined that the Business Combination does not require a notification and report form to be filed in connection with the HSR Act due to the final transaction structure.

At any time before or after consummation of the Business Combination, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Apollomics cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Apollomics cannot assure you as to its result.

Neither Apollomics nor Maxpro are aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Cayman Islands Regulatory Approvals

The Business Combination is not subject to any Cayman Islands regulatory requirement or approval, except for the filings with the Cayman Islands Registrar of Companies necessary to effectuate the Business Combination.

PRC Regulatory Approvals

Apollomics and its PRC Subsidiaries are subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The PRC government has been seeking to exert more control and impose more restrictions on companies based in mainland China raising capital offshore and such efforts may continue or intensify in the future. The PRC government’s exertion of more control over offerings conducted overseas and/or foreign investment in issuers based in mainland China could result in a material change in the operations of Apollomics’ PRC Subsidiaries, significantly limit or completely hinder Apollomics’ ability to offer or continue to offer securities to investors, and cause the value of Apollomics’ securities to significantly decline or be worthless. As advised by our PRC counsel, JunHe LLP, to our best knowledge, Apollomics believes that the issuance of Apollomics’ securities to foreign investors in connection with the Business Combination, does not require permission or approval from any PRC governmental authority. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, there is no assurance that such approval or permission will not be required under existing PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position or adopt new interpretations, or under any new laws or regulations that may be promulgated in the future. Below is a summary of potential PRC laws and regulations that, in the opinion of JunHe LLP according to its interpretation of the currently in-effect PRC laws and regulations, could be interpreted by the relevant PRC government authorities, namely, CSRC, the CAC and their enforcement agencies, to require Apollomics to obtain permission or approval in order to issue securities to foreign investors in connection with the Business Combination or offer securities to foreign investors.

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The M&A Rules include provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published its approval procedures for overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. While the application of the M&A Rules remains unclear, Apollomics believes, based on the advice of its PRC legal counsel and its understanding of the current PRC laws and regulations, that the CSRC approval is not required in the context of the Business Combination because (i) our PRC Subsidiaries were established by means of direct investment, rather than by merger or acquisition, directly or indirectly, of the equity interest or assets of any “domestic company,” as defined under the M&A Rules, and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether a transaction of the kind contemplated herein is subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as Apollomics’ PRC legal counsel.

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On December 24, 2021, the CSRC released the CSRC Draft Rules, which seek to impose certain filing requirements on issuers that intend to list or offer securities on foreign stock exchanges through direct or indirect offshore listings. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, the CSRC Draft Rules were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain. As of the date of this proxy statement/prospectus, it is uncertain when the CSRC Draft Rules will be issued and take effect, and, when issued, whether the additional requirements will be supplemented. Failure to comply with the filing requirements or any other requirements under the CSRC Draft Rules (if enacted as its current form) could result in warnings, a fine ranging from RMB 1 million to RMB 10 million, suspension of certain business operations, orders of rectification and revocation of business license. If Apollomics fails to receive or maintain any requisite permission or approval from the CSRC for the Business Combination or future offerings, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, Apollomics or its PRC Subsidiaries may be subject to fines and penalties (the details of which are unknown at this point), limitations on its business activities in mainland China, delay or restrictions on the contribution of the proceeds from the Business Combination into the PRC, or other sanctions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects. In addition, the CSRC may also take actions requiring Apollomics, or making it advisable for Apollomics, to halt the Business Combination or future offerings.

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Furthermore, in April 2020, the PRC government promulgated the 2020 Cybersecurity Review Measures, which came into effect on June 1, 2020. On November 14, 2021, the CAC released the Draft Administrative Regulation for public comments through December 13, 2021. Under the Draft Administrative Regulation, (i) data processors (i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion) that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where a data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Based on the opinion of Apollomics’ PRC counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, Apollomics believes that neither Apollomics nor any of its PRC

Subsidiaries is subject to cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of its securities or the business operations of its PRC Subsidiaries, because neither Apollomics nor any of its PRC Subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that Apollomics or any of its PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review or that Apollomics or any of its PRC Subsidiaries will be able to pass such review. If Apollomics or any of its PRC Subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or its business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate it to obtain such permission or approvals in the future, Apollomics or its PRC Subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against Apollomics or its PRC Subsidiaries, which may have a material adverse effect on its business, financial condition or results of operations. In addition, Apollomics and its PRC Subsidiaries could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against Apollomics or its PRC Subsidiaries, which may have a material adverse effect on their business, financial condition or results of operations.

In addition, with respect to their business operations, Apollomics’ PRC Subsidiaries are required to maintain various approvals, licenses and permits to operate the company in accordance with relevant PRC laws and regulations. We believe Apollomics’ PRC Subsidiaries are required to obtained and maintain the required approvals, licenses and permits for the operation of Apollomics, which include the following: (i) business license for Zhejiang Crownmab Biotech Co., Ltd.; (ii) business license for Zhejiang Crown Bochuang Biopharma Co., Ltd., and (iii) business license for Zhejiang Crownmab Biotech Co., Ltd. Shanghai Branch. Apollomics’ PRC Subsidiaries have obtained and are maintaining all such requisite approvals, licenses and permits for their operations, and none of such requisite permissions or approvals have been denied.

For a more detailed analysis of the PRC rules and regulations mentioned above and additional risks of Apollomics’ operations under PRC laws, see “Risk Factors — Risks Related to Doing Business in Greater China.”

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of shares of Maxpro Common Stock or Maxpro Warrants in connection with the Business Combination.

Stock Exchange Listing of Post-Closing Apollomics Ordinary Shares and Apollomics Warrants

Apollomics Ordinary Shares and Apollomics Warrants currently are not traded on a stock exchange. Apollomics intends to apply to list the Apollomics Shares and the Apollomics Warrants on Nasdaq under the symbols “APLM” and “APLMW,” respectively, upon the closing of the Business Combination.

Restrictions on Resales

All Apollomics Ordinary Shares and Apollomics Warrants received in the Business Combination by holders of Maxpro Public Shares are expected to be freely tradable, except that Apollomics Ordinary Shares and Apollomics Warrants received in the Business Combination by persons who become affiliates of Apollomics for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Apollomics generally include individuals or entities that control, are controlled by or are under common control with, Apollomics and may include the directors and executive officers of Apollomics, as well as its principal shareholders.

Delisting and Deregistration of Maxpro Public Shares

Publicly traded shares of Maxpro Common Stock and publicly traded Maxpro Warrants are currently listed on the Nasdaq Global Market under the symbols “JMAC” and “JMACW,” respectively. Upon consummation of the Merger, Maxpro Common Stock and Warrants will be delisted from the Nasdaq Global Market and will be subsequently deregistered under the Exchange Act. It is anticipated that upon consummation of the Merger, the publicly traded warrants of Maxpro shall become publicly traded warrants of Apollomics and shall be listed on Nasdaq under the symbol “APLM.”

Apollomics’ Status as a Foreign Private Issuer

Apollomics will be a “foreign private issuer” under SEC rules following the consummation of the Business Combination. Consequently, Apollomics will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers.

Based on its foreign private issuer status, Apollomics will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act and will also be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Apollomics will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Apollomics officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Apollomics Ordinary Shares. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain of Nasdaq’s corporate governance rules. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Apollomics’ Status as an Emerging Growth Company

Apollomics is, and will be after the consummation of the Business Combination, an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Apollomics will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which Apollomics has total annual gross revenue of at least $1.235 billion or (c) in which Apollomics is deemed to be a large accelerated filer, which means the market value of Apollomics Shares held by non-affiliates exceeds $700 million as of the last business day of Apollomics’ prior second fiscal quarter, and (ii) the date on which Apollomics issued more than $1.0 billion in non-convertible debt during the prior three-year period. Apollomics intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that Apollomics’ independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

Required Vote

The Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Maxpro Class A Common Stock and Maxpro Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Recommendation of the Maxpro Board

THE MAXPRO BOARD UNANIMOUSLY RECOMMENDS THAT MAXPRO’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Maxpro’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Maxpro and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Maxpro’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE ADVISORY CHARTER PROPOSALS

General

Maxpro is asking its stockholders to vote on separate proposals with respect to certain governance provisions in the Proposed MAA, which are separately being presented in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware or Cayman Islands law, but pursuant to SEC guidance, Maxpro is required to submit these provisions to its stockholders separately for approval. The stockholder votes regarding these proposals are advisory in nature, and are not binding on Maxpro, the Maxpro Board, Apollomics or the Apollomics Board. Furthermore, the business combination is not conditioned on the separate approval of the Advisory Charter Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Apollomics intends that the Proposed MAA will take effect at the Closing, assuming adoption of the Business Combination Proposal. This summary is qualified in its entirety by reference to the full text of the Proposed MAA, a copy of which is appended to this proxy statement/prospectus as Annex B.

Proposal No. 2A: Change in Authorized Share Capital

Description of Amendment

The amendment would increase the total number of authorized shares from (a) 100,000,000 shares of Maxpro Class A Common Stock, par value $0.0001 per share, 10,000,000 shares of Maxpro Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share (see Article IV of Maxpro’s second amended and restated certificate of incorporation), to (b) 500,000,000 Apollomics Class A Ordinary Shares of par value $0.0001, 100,000,000 Apollomics Class B Ordinary Shares of par value $0.0001, and 50,000,000 Apollomics Preference Shares of par value $0.0001 (see paragraph 8 of the Proposed MAA).

Reason for Amendment

This amendment provides for adequate authorized capital and flexibility for future issuances of ordinary shares if determined by the Board to be in the best interests of the post-combination business, without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Proposal No. 2B: Change in Required Vote to Amend Organizational Documents

Description of Amendment

The amendment would provide that amendments to the Proposed MAA may be made by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting (see Article 144 of the Proposed MAA).

Maxpro’s second amended and restated certificate of incorporation and bylaws currently provide that amendments must be approved by holders of at least a majority of the outstanding stock entitled to vote thereon, except that (i) holders of at least 66.7% of the voting power of all outstanding shares of capital stock of Maxpro are required to approve amendments to Maxpro’s obligations to indemnify, and advance expenses to, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer of Maxpro and (ii) holders of at least a majority of shares of Maxpro’s Class B Common Stock, voting separately as a single class, are required to amend any provision of Maxpro’s second amended and restated certificate of incorporation if such amendment would alter or change the powers, preferences or other rights of Maxpro’s Class B common Stock (see Article XII and Section 4.3(b)(iii) of Maxpro’s second amended and restated certificate of incorporation and Sections 8.7 and 9.15 of Maxpro’s bylaws).

Reason for Amendment

Our board of directors believes that this change prevents a simple majority of shareholders from taking actions that may be harmful to other shareholders or making changes to provisions that are intended to protect all shareholders.

Proposal No. 2C: Removal of Directors

The amendment would provide that directors may only be removed for cause and by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting (see Article 65(5) of the Proposed MAA).

Maxpro’s second amended and restated certificate of incorporation provides that directors may only be removed for cause by the holders of at least a majority of the voting power of all outstanding shares of capital stock of Maxpro (see Section 5.4 of Maxpro’s second amended and restated certificate of incorporation).

Reason for Amendment

Our board of directors believes that this change will (i) increase board continuity and the likelihood that experienced board members with familiarity of Apollomics’ business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquirer or other person, group or entity to gain control of the Apollomics Board.

Required Vote

The approval of each of the Advisory Charter Proposals, each of which is non-binding, requires the affirmative vote of a majority of the voting power of the shares of Maxpro Class A Common Stock and Maxpro Class B Common Stock, present in person (which would include presence at the virtual Special Meeting) or represented by proxy and entitled to vote thereon, voting together as a single class. Abstentions will have the same effect as a vote “AGAINST” the Advisory Charter Proposals but broker non-votes will have no effect on the Advisory Charter Proposals.

As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on Maxpro or the Maxpro Board. Furthermore, the business combination is not conditioned on the separate approval of the Advisory Charter Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, the Company intends that the Proposed MAA will take effect upon consummation of the business combination.

Recommendation of the Maxpro Board

THE MAXPRO BOARD RECOMMENDS THAT MAXPRO STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY CHARTER PROPOSALS.

PROPOSAL NO. 3 — THE STOCKHOLDER ADJOURNMENT PROPOSAL

The Stockholder Adjournment Proposal

The Stockholder Adjournment Proposal, if adopted, will allow Maxpro’s Board to adjourn the Special Meeting to a later date or dates, if determined necessary or appropriate by Maxpro to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or Maxpro determines that one or more of the Closing conditions under the BCA is not satisfied or waived. The Stockholder Adjournment Proposal will only be presented to Maxpro’s stockholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve one or more of the proposals presented at the Special Meeting or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied. In no event will Maxpro’s Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Maxpro’s second amended and restated certificate of incorporation and Delaware law.

Consequences if the Stockholder Adjournment Proposal is Not Approved

If the Stockholder Adjournment Proposal is not approved by Maxpro’s stockholders, Maxpro’s Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Proposal or Public Stockholders have elected to redeem an amount of Public Shares such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied.

Required Vote

The approval of the Stockholder Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of Maxpro Class A Common Stock and Maxpro Class B Common Stock, present in person (which would include presence at the virtual Special Meeting) or represented by proxy and entitled to vote thereon, voting together as a single class. Abstentions will have the same effect as a vote “AGAINST” the Stockholder Adjournment Proposal but broker non-votes will have no effect on the Stockholder Adjournment Proposal.

Adoption of the Stockholder Adjournment Proposal is not conditioned upon the adoption of the Business Combination Proposal.

Recommendation of the Maxpro Board

THE MAXPRO BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCKHOLDER ADJOURNMENT PROPOSAL.

THE BUSINESS COMBINATION AGREEMENT

This subsection of the proxy statement/prospectus describes the material provisions of the BCA, but does not purport to describe all of the terms of the BCA. The following summary is qualified in its entirety by reference to the complete text of the BCA, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the BCA in its entirety because it is the primary legal document that governs the Business Combination.

The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of the BCA or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the BCA. The representations, warranties and covenants in the BCA are also modified in part by the underlying disclosure letters (the “Disclosure Letters”), which are not filed publicly, are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than to establish matters as facts. Maxpro and Apollomics do not believe that the Disclosure Letters contain information that is material to an investment decision that is not disclosed in this proxy statement/prospectus. Additionally, the representations and warranties of the parties to the BCA may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in BCA or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Maxpro, Apollomics or any other matter.

Structure of the Business Combination

The BCA provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the closing of the Business Combination (the “Closing”), Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics.

The Business Combination

Apollomics Share Conversion and Share Split

Immediately prior to the Closing, (i) each Apollomics Preferred Share will be converted into one Apollomics Ordinary Share in accordance with Apollomics’ organizational documents (the “Pre-Closing Conversion”) and (ii) immediately following the Pre-Closing Conversion but prior to the Closing, each Apollomics Ordinary Share that is issued and outstanding will be converted into a number of Apollomics Class B Ordinary Shares equal to the Exchange Ratio (as described below) (the “Share Split”). Post-Closing Apollomics Class B Ordinary Shares have the same rights as, and rank equally with, Apollomics Class A Ordinary Shares except that Apollomics Class B Ordinary Shares are subject to a six-month transfer restriction following the Closing.

Each Apollomics option will also be adjusted such that each option will (i) have the right to acquire a number of Apollomics Class B Ordinary Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The “Exchange Ratio” is equal to 89.9 million Apollomics Ordinary Shares divided by the aggregate number of fully-diluted Apollomics shares (as further described in the BCA) immediately prior to the Share Split.

The Apollomics Class B Shares will be subject to a lock-up whereby such shareholders are prohibited from transferring such shares for a period of six months after the Closing.

In addition, the BCA provides that the composition of the Post-Closing Apollomics Ordinary Shares issued in the Share Split may be adjusted by the Apollomics Board, in its sole discretion, such that a maximum of 3,100,000 Apollomics Class A Ordinary Shares may be issued in place of Apollomics Class B Ordinary Shares.

Merger Consideration

Upon the Closing, (i) each Founder Share will be converted into one share of Maxpro Class A Common Stock, and (ii) then each share of Maxpro Class A Common Stock that is issued and outstanding and has not been redeemed will be converted into the right to receive one Apollomics Class A Ordinary Share.

Each outstanding Maxpro Warrant will become a warrant of Apollomics to purchase Apollomics Class A Ordinary Shares, with each such warrant exercisable for the number of Apollomics Class A Ordinary Shares the holder of such Maxpro Warrant would have received in the Business Combination if it exercised such Maxpro Warrant immediately prior to the Business Combination.

Closing

In accordance with the terms and subject to the conditions of the BCA, the Closing will take place either remotely or at the offices of Nelson Mullins, on a date and at a time to be agreed upon by Maxpro and Apollomics, which date shall be no later than the second (2nd) business day after all the conditions set forth in Article VIII of the BCA have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date, time or place as Maxpro and Apollomics may agree.

Representations and Warranties

The BCA contains representations and warranties of Apollomics, Merger Sub and Maxpro, certain of which are subject to materiality and material adverse effect (as described further below) qualifiers. See “ — Material Adverse Effect.”

Representations and Warranties of Apollomics

Apollomics has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, capitalization, no conflict, governmental authorities and consents, financial statements, undisclosed liabilities, absence of changes, compliance with laws, permits, litigation and proceedings, material contracts, intellectual property, taxes, real property, personal property and assets, labor matters, company benefit plans, environmental matters, related party transactions, insurance, top suppliers, regulatory compliance, Investment Company Act and brokers’ fees.

Representations and Warranties of Merger Sub

Merger Sub has made representations and warranties relating to, among other things, company organization, due authorization, no conflict, governmental authorities and consents, ownership, business activities and brokers’ fees.

Representations and Warranties of Maxpro

Maxpro has made representations and warranties relating to, among other things, company organization, due authorization, no governmental authorities or consents, no conflict, capitalization, SEC reports, financial statements, compliance with Sarbanes-Oxley, undisclosed liabilities, Nasdaq listing, business activities, absence of changes, compliance with laws, no litigation or proceedings, taxes, material contracts, related party transactions, Investment Company Act, brokers’ fees, financial ability and the Trust Account.

Survival of Representations and Warranties

The representations and warranties of the respective parties to the BCA will not survive the Closing.

Material Adverse Effect

Under the BCA, certain representations and warranties of Apollomics, Merger Sub and Maxpro are qualified in whole or in part by a material adverse effect standard (as described further below) for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the BCA, a material adverse effect means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations, or financial condition of such person and its subsidiaries, taken as a whole; however, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect:

(i)

general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or any of its subsidiaries do business (including with respect to or as a result of any material worsening of the ongoing COVID-19 pandemic);

(ii)

changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate (including with respect to or as a result of any material worsening of the ongoing COVID-19 pandemic);

(iii)

changes in GAAP or IFRS (as applicable based on the accounting principles used by the applicable person) or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate;

(iv)	conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster;

(v)

any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein);

(vi)	changes or proposed changes in any Law or other binding directives issued by any governmental authority;

(vii)	any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any governmental authority; and

(viii)	with respect to Maxpro, the consummation and effects of stockholder redemptions (or any redemptions in connection with any extension of the deadline to consummate an initial business combination).

Any changes in clauses (i) – (iv) above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur solely to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Maxpro, the amount of the redemptions (or any redemption in connection with any extension of the deadline to consummate an initial business combination) or the failure to obtain the approval of the Business Combination from Maxpro’s stockholders shall not be deemed to be a Material Adverse Effect on or with respect to Maxpro.

Covenants and Agreements

The parties to the BCA have made covenants that are customary for transactions of this nature, including, among others, obligations on (i) the parties to conduct, as applicable, their respective businesses in the ordinary course and consistent with past practice through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Apollomics to prepare and deliver to Maxpro certain audited consolidated financial statements of Apollomics, (iv) Apollomics and Maxpro to jointly prepare the Registration Statement, and Apollomics to file the Registration Statement, and Maxpro to take certain other actions for Maxpro to obtain the requisite approval of Maxpro stockholders of certain proposals regarding the Business Combination, (v) Maxpro to exercise its right to extend by three (3) months its deadline to complete its initial business combination no later than October 13, 2022, and if the Closing is not consummated by January 12, 2023, Maxpro to exercise its right to extend the deadline by another three (3) months, extending its deadline to complete its initial business combination to no later than April 13, 2023 and (vi) Maxpro and Apollomics to use their reasonable best efforts to obtain up to $25,000,000 of additional equity financing for Apollomics through the sale of Apollomics Ordinary Shares in a PIPE Financing. There can be no assurance that Maxpro or Apollomics will be able to arrange the PIPE Financing.

Conduct of Business of Apollomics

Apollomics has agreed that from the date of the BCA until the earlier of the Closing or the termination of the BCA (the “Interim Period”), it will, and will cause its subsidiaries to, except as required by the BCA or by applicable law, set forth in Section 6.2 of the Apollomics Disclosure Letter or consented to in writing by Maxpro, use its commercially reasonable efforts to operate its business in the ordinary course of business consistent with past practice (including recent past practice in light of COVID-19 measures). Without limiting the generality of the foregoing and subject to certain exceptions, Apollomics agreed that it will not, and it will cause its subsidiaries not to, during the Interim Period:

a)

amend or otherwise change, in any material respect, its organizational documents, except as required by applicable law, it being understood that routine administrative amendments (such as changes in directors or officers, changes in share capital that is otherwise permitted hereunder, and other similar amendments) are not material;

b)

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards; provided that none of (x) any issuance of shares that will be part of the Pre-Split Fully-Diluted Company Shares, (y) the exercise or settlement of any Company Options or grants of Company Options under the Company Equity Plan nor (z) the conversion of any Company Convertible Securities shall require the consent of Maxpro;

c)

recapitalize or reclassify any of its shares or other equity interests or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the forfeiture of Company Options held by or repurchase of Company Ordinary Shares from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date of the BCA providing for the repurchase of shares in connection with any termination of service);

d)	incur, create, assume or otherwise become liable for any Indebtedness in excess of $250,000 (individually or in the aggregate);

e)

materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business consistent with past practice, or make or commit to make any significant bonus payment (whether in cash, property or securities other than Company Options) other than in the ordinary course of business consistent with past practice, to any employee, or materially increase other benefits of employees generally other than in the ordinary course of business consistent with past practice, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law or in the case of the renewal of group health or welfare plans, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

f)

make or rescind any material election relating to taxes, settle any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended material tax return or claim for a material tax refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with IFRS;

g)

transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material intellectual property (other than in the ordinary course of business consistent with past practice);

h)

terminate, or waive or assign any material right under, any material contract (except for assignment to a Target Company) or enter into any contract that would be a material contract, in any case outside of the ordinary course of business consistent with past practice;

i)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

j)	enter into any new line of business;

k)

fail to use commercially reasonable efforts to keep in force material insurance policies, or replacement or revised policies providing insurance coverage with respect to its material assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

l)

waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the BCA or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on a Target Company) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Apollomics’ financial statements;

m)	effect any layoff of more than fifteen (15) employees at once, at any of its facilities;

n)

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof;

o)	make capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $2,000,000 in the aggregate);

p)	adopt a plan of complete or partial liquidation, dissolution, winding up or other reorganization (other than with respect to any dormant entities);

q)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the BCA; or

r)	authorize or agree to do any of the foregoing actions.

Covenants of Apollomics

Pursuant to the BCA, Apollomics has agreed, among other things, to:

a)

during the Interim Period, within forty-five (45) calendar days following the end of each of the fiscal quarters ending March 31, June 30 and September 30 and within ninety (90) calendar days following the end of the fiscal year ending December 31, Apollomics will use its reasonable best efforts to deliver to Maxpro an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year. From the date of the BCA through the Closing Date, Apollomics will also promptly deliver to Maxpro copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue;

b)

while it is in possession of material non-public information, it shall not purchase or sell any securities of Maxpro (other than to engage in the Merger), communicate such information to any third party, take any other action with respect to Maxpro in violation of securities laws, or cause or knowingly encourage any third party to do any of the foregoing;

c)

ensure that immediately following the Closing, Apollomics’ board of directors will consist of seven (7) individuals: one (1) person that is designated by Maxpro; five (5) persons that are designated by Apollomics, at least three (3) of whom shall be required to qualify as an independent director under the Nasdaq rules; and one (1) person that is mutually designated by Maxpro and Apollomics, who shall be required to qualify as an independent director under the Nasdaq rules;

d)

accept that all rights provided in the governing documents of Maxpro or in any other agreement to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing (including in respect of any matters arising in connection with the BCA and the Business Combination) in favor of each person who at the Closing is, or at any time prior to the Closing was, a director or officer of Maxpro will survive the Merger and continue in full force and effect for a period of not less than six (6) years from the Closing; and

e)

use commercially reasonable efforts to deliver true and complete copies of PCAOB-audited financial statements for the years ended December 31, 2021 and December 31, 2020 not later than September 15, 2022.

Conduct of Business of Maxpro

Maxpro has agreed that during the Interim Period, it will not, except as contemplated by the BCA, as required by applicable law (including COVID-19 measures), or as consented to by Apollomics in writing:

a)

amend, waive or otherwise change, in any material respect, its organizational documents, except as required by applicable Law or extend the deadline by which Maxpro must complete its business combination by an additional three (3) months, up to two (2) times;

b)

authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of Maxpro securities issuable upon conversion or exchange of outstanding Maxpro securities in accordance with their terms;

c)

split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

d)

make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended material tax return or claim for a material tax refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

e)	directly or indirectly increase the compensation or benefits payable, whether conditionally or otherwise, to any director or officer or adopt a new compensation or benefit arrangement;

f)	amend, waive or otherwise change the Trust Agreement in any manner adverse to Maxpro;

g)	enter into any consulting or advisory agreements or similar arrangements;

h)	terminate, waive or assign any material right under any material contract;

i)	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

j)	establish any subsidiary or enter into any new line of business;

k)

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

l)

revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Maxpro’s outside auditors;

m)

waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the BCA or the transactions contemplated thereby), or otherwise pay, discharge or satisfy any actions, liabilities or obligations, unless such amount has been reserved in Maxpro’s financial statements;

n)

acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

o)	make capital expenditures (excluding for the avoidance of doubt, incurring certain expenses);

p)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

q)

voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) (excluding the incurrence of certain expenses) other than pursuant to the terms of a contract in existence as of the date of the BCA or entered into in the ordinary course of business or in accordance with the terms of the BCA during the Interim Period;

r)

sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

s)	take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the BCA; or

t)	authorize or agree to do any of the foregoing actions.

Covenants of Maxpro

Pursuant to the BCA, Maxpro has agreed, among other things, to:

a)	during the Interim Period, keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and use its reasonable best efforts prior to the Closing to maintain the listing of the Maxpro Units, the Public Shares and the Public Warrants on the Nasdaq Global Market; and

b)

exercise its right to extend Maxpro’s deadline to complete its initial business combination by three months at the Sponsor’s sole cost (including making additional deposits to the Trust Account) in the ordinary course as necessary, but no later than October 13, 2022. If the Closing is not consummated by January 12, 2023, Maxpro will exercise its right to extend the deadline by another three (3) months with the cost of such extension (including making additional deposits to the Trust Account) borne (i) solely by the Sponsor if the extension is due to matters within Maxpro’s control or (ii) equally by the Sponsor and Apollomics if the extension is due to matters within Apollomics’ control; provided that, in the case of (ii) above Apollomics shall have the same rights with respect to its deposit to the Trust Account as the Sponsor.

Joint Covenants of Maxpro and Apollomics

In addition, Maxpro and Apollomics have agreed, among other things, to take, or as applicable refrain from taking, the actions set forth below:

a)

during the Interim Period, each party shall not, and shall cause its representatives to not, without the prior written consent of Apollomics and Maxpro, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any acquisition proposal, (ii) furnish any non-public information regarding such party or its affiliates or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the BCA or their respective representatives) in connection with or in response to an acquisition proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that could reasonably be expected to lead to, an acquisition proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any acquisition proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal, or (vi) release any third person from, or waive any provision of, any confidentiality agreement to which such party is a party;

b)

during the Interim Period, each party shall give prompt notice to the other parties if such party: (i) receives any notice or other communication in writing from any third party (including any governmental authority) alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the BCA; (ii) receives any notice or other communication from any governmental authority in connection with the transactions contemplated by the BCA; or (iii) becomes aware of the commencement or threat, in writing, of any action against such party or any of its affiliates, or any of their respective properties or assets, or, to the knowledge of such party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such party or of its affiliates with respect to the consummation of the transactions contemplated by the BCA;

c)

(i) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Business Combination, (ii) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Maxpro or Apollomics or their respective affiliates are required to obtain in order to consummate the Business Combination, and (iii) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of the other party set forth in the BCA or otherwise to comply with the BCA and to consummate the Business Combination as soon as practicable, and cause their respective subsidiaries to do the same;

d)	adopt the BCA as a “plan of reorganization” within the meaning of Sections 354 and 368 of the Code and the Treasury Regulations;

e)

use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the proxy statement/registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the proxy statement/registration statement effective as long as is necessary to consummate the transactions contemplated by the BCA and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission;

f)

not make any public announcement or issue any public communication regarding the BCA or the Business Combination, or any matter related to the foregoing, without first obtaining each other’s prior consent;

g)

use their respective reasonable best efforts to cause, as promptly as practicable after the date of the BCA, but in no event later than the Closing Date: (i) Apollomics’ initial listing application with Nasdaq in connection with the Merger to have been approved; (ii) Apollomics to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (iii) the Post-Closing Apollomics Class A Ordinary Shares to have been approved for listing on Nasdaq, subject to official notice of issuance; and

h)

use their reasonable best efforts to facilitate Apollomics to enter into subscription agreements with PIPE investors for the sale of PIPE shares upon Closing, pursuant to which such PIPE investors commit to provide equity financing (subject to the terms and conditions thereof) in the aggregate gross amount of at least $25,000,000.

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the BCA of the conditions set forth below. The affected party may (if legally permitted) waive with respect to itself any condition. Therefore, unless these conditions are satisfied or waived by the applicable parties to the BCA, the Business Combination may not be consummated. There can be no assurance that the parties to the BCA would waive any such conditions to the consummation of the Business Combination.

Notwithstanding the foregoing, certain closing conditions may not be waived due to charter or organizational documents, applicable law or otherwise. The following closing conditions may not be waived: (a) the absence of any law or order that would prohibit the consummation of the Business Combination; (b) expiration of any applicable waiting period under any antitrust laws; (c) receipt of the requisite consents by Maxpro’s stockholders; and (d) Maxpro having at least $5,000,001 of net tangible assets following the exercise of any redemption rights.

Conditions to the Obligations of All Parties

The obligations of the parties to the BCA to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by Apollomics and Maxpro:

a)

the Maxpro stockholder approval matters that are submitted to the vote of the stockholders of Maxpro at the Special Meeting shall have been approved by the requisite vote of the stockholders of Maxpro at the Special Meeting in accordance with Maxpro’s organizational documents, applicable law and the proxy statement;

b)

written consents representing the requisite vote of the Apollomics Shareholders (including any separate class or series vote that is required, whether pursuant to Apollomics’ organizational documents, any stockholder agreement or otherwise) shall have been obtained, as necessary, to authorize, approve and consent to, the execution, delivery and performance of the BCA and each of the Ancillary Documents to which Apollomics is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the Merger;

c)	any waiting period (and any extension thereof) applicable to the consummation of the BCA under any antitrust laws shall have expired or been terminated;

d)

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the transactions or agreements contemplated by the BCA illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by the BCA;

e)

Maxpro shall have not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem Maxpro Class A Common Stock in an amount that would cause Maxpro not to have, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

f)

the Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement and no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending; and

g)

upon the Closing, Apollomics’ initial listing application with Nasdaq in connection with the Closing shall have been approved and, immediately following the Closing, Apollomics shall satisfy any applicable initial and continuing listing requirements of Nasdaq. In addition, Apollomics shall not have received any notice of non-compliance therewith, and the Apollomics Class A Ordinary Shares, shall have been approved for listing on Nasdaq.

Conditions to the Obligations of Maxpro

The obligations of Maxpro to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Maxpro:

a)

certain representations of Apollomics contained in the BCA (including representations and warranties of Apollomics with respect to its corporate organization, due authorization to enter into the BCA and consummate the Business Combination and capitalization) shall be true and correct in all material respects (without giving any effect to materiality or material adverse effect qualifiers), in each case as of the Closing, except to the extent any such representations and warranties expressly relate to an earlier date, which representations and warranties shall have been true and correct in all material respects on and as of such date;

b)	the representations and warranties of Apollomics with respect to Apollomics’ and its subsidiaries’ absence of changes shall be true and correct in all respects as of the date of the BCA;

c)

certain other representations and warranties of Apollomics contained in the BCA shall be true and correct (without giving effect to materiality or material adverse effect qualifiers) as of the Closing as though then made anew (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall have been true and correct on and as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

d)	the covenants and agreements of Apollomics to be performed as of or prior to the Closing shall have been performed in all material respects;

e)	no Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of the BCA which is continuing and uncured;

f)

Maxpro shall have received a certificate from Apollomics, dated as the Closing Date, signed by an executive officer of Apollomics in such capacity, certifying as to the conditions specified in the foregoing clauses (a) through (e);

g)

(i) Maxpro shall have received a certificate from Apollomics, dated as the Closing Date, signed by the secretary of Apollomics in such capacity, certifying as to the validity and effectiveness of, and attaching, (A) copies of its organizational documents as in effect as of the Closing Date, (B) the requisite resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is or is required to be a party or bound, and the consummation of the merger and the other transactions contemplated thereby, (C) evidence that the Required Company Shareholder Approval has been obtained and (D) the incumbency of its officers authorized to execute the BCA or any Ancillary Document to which Apollomics is or is required to be a party or otherwise bound and (ii) Apollomics shall have received a certificate from Maxpro dated as the Closing Date, signed by the secretary of Maxpro in such capacity, certifying as to the validity and effectiveness of, and attaching, (A) copies of its organizational documents as in effect as of the Closing Date, (B) the requisite resolutions of its board of directors authorizing and approving the execution, delivery and performance of the BCA and each Ancillary Document to which it is or is required to be a party or bound, and the consummation of the merger and the other transactions contemplated thereby, (C) evidence that the Required SPAC Stockholder Approval has been obtained and (D) the incumbency of its officers authorized to execute the BCA or any Ancillary Document to which Maxpro is or is required to be a party or otherwise bound; and

h)

solely in the event that Apollomics shall have designated the Company Director Designees in accordance with the requirements of the BCA, such Company Director Designees shall have been elected or appointed to the Post-Closing Company Board.

Conditions to the Obligations of Apollomics

The obligation of Apollomics to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Apollomics:

a)

certain representations of Maxpro contained in the BCA (including representations and warranties of Maxpro with respect to its corporate organization, authorization to enter into the BCA and consummate the Business Combination and capitalization) shall be true and correct in all material respects (without giving any effect to materiality or material adverse effect qualifiers), in each case as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall have been true and correct in all material respects on and as of such date;

b)	representations and warranties of Maxpro with respect to its absence of certain changes shall be true and correct in all respects as of the date of the BCA;

c)

certain other representations and warranties of Maxpro contained in the BCA shall be true and correct (without giving effect to materiality or material adverse effect qualifiers) as of the Closing as though then made anew (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall have been true and correct on and as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

d)	the covenants and agreements of Maxpro to be performed as of or prior to the Closing shall have been performed in all material respects;

e)	no Material Adverse Effect shall have occurred with respect to Maxpro since the date of the BCA which is continuing and uncured;

f)	the available cash of Maxpro at Closing shall not be less than $20,000,000; and

g)

Apollomics shall have received a certificate from Maxpro, dated as the Closing Date, signed by an executive officer of Maxpro in such capacity, certifying as to the conditions specified in the foregoing clauses (a)  through (f).

Termination; Effectiveness

The BCA may be terminated by either Apollomics or Maxpro under certain circumstances, including, among others:

a)	by written consent of both Maxpro and Apollomics;

b)

by either Apollomics or Maxpro if the Closing has not occurred by the earlier of June 14, 2023 and the then applicable deadline for Maxpro to complete its initial business combination in accordance with its second amended and restated certificate of incorporation;

c)	by either Apollomics or Maxpro if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order;

d)	by either Apollomics or Maxpro if the other party has materially breached their respective representations or covenants under the BCA and has not timely cured such breach;

e)	by Maxpro if there is a Material Adverse Effect on Apollomics and the Material Adverse Effect has not been timely cured; and

f)

by either Apollomics or Maxpro if Maxpro has held a stockholder meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite number of stockholders of Maxpro.

Following the termination of the BCA, there shall be no liability on the part of any party except for certain provisions that survive the termination.

Waiver; Amendment

Each provision in the BCA may only be waived in writing, at any time prior to the Closing, by the party to be bound by the BCA.

The BCA may be amended, supplemented or modified only by execution of a written instrument signed by Apollomics and Maxpro.

Fees and Expenses

Unless otherwise expressly provided in the BCA, each party to the BCA will bear its own costs and expenses incurred in connection with the BCA and the transactions contemplated by the BCA. The proceeds of the Trust Account remaining after any redemptions shall be used at Closing to pay (a) the fees and expenses of Apollomics, Merger Sub and Maxpro and (b) any loans owed by Maxpro to Sponsor for any expenses (including deferred expenses), other administrative costs and expenses incurred by or on behalf of Maxpro or expenses of Maxpro necessary for any extension of the deadline to consummate an initial business combination.

RELATED AGREEMENTS

This section describes certain additional agreements entered into or to be entered into pursuant to the BCA (the “Transaction Documents”), but does not purport to describe all of the terms of any of the Transaction Documents. The following summary is qualified in its entirety by reference to the complete text of each of the Transaction Documents. The full text of the Transaction Documents, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Transaction Documents in their entirety prior to voting on the proposals presented at the Special Meeting.

Sponsor Support Agreement

Concurrently with the execution of the BCA, Maxpro also entered into the Sponsor Support Agreement in the form attached to this proxy statement/prospectus as Annex D, with Apollomics and the Sponsor Parties, pursuant to which, among other things, the Sponsor Parties have agreed to vote any of the shares of Maxpro Common Stock held by them in favor of the Business Combination and to comply with their obligations under the Letter Agreement that the Sponsor Parties entered into with Maxpro on October 7, 2021 in connection with the consummation of Maxpro’s IPO, including, among other things, the obligation to not redeem any such shares at the Special Meeting.

In addition, each of the Sponsor Parties agreed not to transfer any of its shares of Maxpro Common Stock or Maxpro Warrants without the prior written consent of Apollomics, until the earliest of (i) the Closing, (ii) the termination of the BCA and (iii) the liquidation of Maxpro.

Furthermore, each Sponsor Party agreed to forfeit such number of Founder Shares that it owns as of immediately before the Closing, that would be necessary so that, immediately after giving effect to the Merger and any PIPE Financing, the Sponsor Parties collectively own a number of Post-Closing Apollomics Ordinary Shares equal to 2.75% of the sum of (i) the Post-Closing Apollomics Ordinary Shares that are issued pursuant to the Merger, (ii) the Post-Closing Apollomics Ordinary Shares issued and outstanding immediately after the Share Split, (iii) the Post-Closing Apollomics Ordinary Shares exercisable on a “gross” basis from the vested Apollomics options issued and outstanding immediately after the Share Split and (iv) the Apollomics Ordinary Shares and/or Apollomics Preferred Shares, if any, issued pursuant to private placement financing arranged by Maxpro.

Company Shareholder Voting Agreement

Concurrently with the execution of the BCA, Maxpro, Apollomics and certain Apollomics Shareholders entered into the Apollomics Shareholder Voting Agreement in the form attached to this proxy statement/prospectus as Annex E, pursuant to which the Apollomics Shareholders agreed, among other things, to vote any of the shares of Apollomics held by them in favor of the Business Combination.

Lock-Up Agreement

Concurrently with the execution of the BCA, each of the Sponsor Parties entered into the Lock-Up Agreement in the form attached to this proxy statement/prospectus as Annex G, with respect to the Lock-Up Shares, pursuant to which, each such Sponsor Party agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing, on the terms and subject to the conditions set forth in the Lock-Up Agreement. The Lock-up Agreement will become effective only at the Closing.

Registration Rights Agreement

The BCA contemplates that, at the Closing, Apollomics, Maxpro, the Sponsor, the Sponsor Parties and certain Apollomics Shareholders will enter into the Registration Rights Agreement in the form attached to this proxy statement/prospectus as Annex F, pursuant to which Apollomics will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act of certain securities of Apollomics held by the parties to the Registration Rights Agreement, and providing for the right to three demand registrations for the Sponsor Parties, three demand registrations for the Apollomics Shareholders, and unlimited piggy-back registrations with respect to the Apollomics Ordinary Shares held by the Sponsor Parties and the Apollomics Shareholders and their permitted successors and assignees.

Subscription Agreements

On February 9, 2023, Apollomics entered into the Subscription Agreements in the form attached to this proxy statement/prospectus as Annex C with the PIPE Investors, which includes Maxpro Investment Co., Ltd., an affiliate of the Sponsor, pursuant to which the PIPE Investors have subscribed to purchase an aggregate of (i) 230,000 PIPE Class B Shares and (ii) 2,135,000 Apollomics Series A Preferred Shares at $10.00 per share, for gross proceeds to Apollomics of $23,650,000. Maxpro Investment Co., Ltd. has subscribed to purchase 2,100,000 of such Apollomics Series A Preferred Shares for an aggregate purchase price of $21,000,000. Maxpro Investment Co., Ltd. is controlled by Hong-Jung (Moses) Chen, Maxpro’s Chief Executive Officer and Chairman, and Yi-Kuei (Alex) Chen, a member of the Maxpro Board. Each Apollomics Series A Preferred Share will be convertible, at any time at the option of the holder thereof, into Apollomics Class A Ordinary Shares at an initial conversion ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Upon the fifth anniversary of the date of the Closing, the Apollomics Series A Preferred Shares will automatically convert into Apollomics Class A ordinary shares, as further described in the Proposed MAA. In addition, each PIPE Investor who subscribes for PIPE Class B Shares will receive one-fourth of one Penny Warrant for every PIPE Class B Share purchased, each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing PIPE Class B Shares on February 9, 2023. The closing of the PIPE Financing is conditioned upon the consummation of the Business Combination.

The PIPE Class B Shares are convertible into Apollomics Class A Ordinary Shares six months after the Closing, as further described in the Proposed MAA.

The Subscription Agreements and the Penny Warrant Agreement contain registration rights, pursuant to which Apollomics will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act, of the (i) Apollomics Class A Ordinary Shares in which the PIPE Shares are convertible and (ii) Apollomics Class A Ordinary Shares issuable upon exercise of the Penny Warrants no later than sixty days after the Closing.

The PIPE Securities differ in material respects from the securities issued in Maxpro’s IPO. Each Maxpro Unit was sold in the IPO for $10.00 and consisted of one share of Maxpro Class A Common Stock and one Public Warrant, with each Public Warrant exercisable to purchase one share of Maxpro Class A Common Stock at an exercise price of $11.50 per share. The Maxpro Units, shares of Maxpro Class A Common Stock and Public Warrants are not subject to any contractual restrictions on trading. The Public Shares provide the holders thereof with the redemption rights described below and the Public Warrants are redeemable under the circumstances described under the heading “Description of Apollomics’ Share Capital and Articles of Association—Warrants—Public Warrants” in this proxy statement/prospectus. In connection with the Closing, Apollomics will issue one Apollomics Class A Ordinary Share for each share of Maxpro Class A Common Stock and each Maxpro Warrant will be assumed by Apollomics and will become exercisable for one Apollomics Class A Ordinary Share. By contrast, each Apollomics Series A Preferred Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to 1.25 Apollomics Class A Ordinary Shares, implying an effective purchase price of

$8.00 per share. Similarly, each PIPE Class B Share is being sold in the PIPE Financing for $10.00 per share, but entitles the holder thereof to one-fourth of one Penny Warrant for every PIPE Class B Share purchased, with each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, implying an effective purchase price of approximately $8.00 per share. However, the PIPE Investors will be subject to an effective six month restriction on trading or exercising any PIPE Securities pursuant to their terms. The PIPE Securities do not provide the holders thereof with redemption rights like the Public Shares and the Penny Warrants are not redeemable. The PIPE Investors have been granted the registration rights described above to register the resale of the PIPE Securities.

CERTAIN MATERIAL TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to (i) U.S. Holders and Non-U.S. Holders (each as defined below, and collectively, “Holders”) of Maxpro Class A Common Stock and Maxpro Warrants (collectively “Maxpro Securities”), as the case may be, of the Merger and (ii) U.S. Holders and Non-U.S. Holders that elect to have their Maxpro Class A Common Stock redeemed for cash in connection with the Business Combination. This discussion also summarizes certain material U.S. federal income tax considerations to U.S. Holders of the ownership and disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants following the Business Combination. This discussion applies only to Holders that hold the Maxpro Securities, Apollomics Class A Ordinary Shares and Apollomics Warrants, as the case may be, as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). With respect to the U.S. federal income tax considerations of holding Apollomics Class A Ordinary Shares, this discussion is limited to holders who acquire such Apollomics Class A Ordinary Shares in connection with the Merger or as a result of the exercise of a Apollomics Warrant, and with respect to the consequences of holding Apollomics Warrants, this discussion is limited to holders who held Maxpro Warrants prior to and through the Business Combination. References in this section to “Apollomics Class A Ordinary Shares” refer to Apollomics Class A Ordinary Shares.

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the consummation of the Business Combination, the redemptions of Maxpro Class A Common Stock or the ownership and disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants. The effects of U.S. federal tax laws other than U.S. federal income tax laws, such as estate and gift tax laws, and U.S. state, local and non-U.S. tax laws are not discussed.

This discussion does not address the U.S. federal income tax consequences to Maxpro’s founders, the Sponsor or any other sponsors, officers or directors of Maxpro, or to any holders of Founder Shares, Private Placement Units and/or Private Warrants. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Apollomics prior to the Business Combination, including holders of Maxpro Securities that also hold, directly or indirectly, equity interests in Apollomics. Moreover, this discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, or to investors subject to special rules under U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies, and certain other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers or traders in securities;

•	traders in securities that elect to mark to market;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding Maxpro Securities or Apollomics Class A Ordinary Shares and/or Apollomics Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated or similar transaction;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Maxpro Securities or Apollomics Class A Ordinary Shares and/or Apollomics Warrants, as the case may be, being taken into account in an applicable financial statement;

•	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of Maxpro’s stock or, after the Merger, Apollomics’ shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders having a functional currency other than the U.S. dollar;

•

persons who hold or received Maxpro Securities or Apollomics Class A Ordinary Shares and/or Apollomics Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Maxpro Securities, Apollomics Class A Ordinary Shares and/or Apollomics Warrants, the tax treatment of an owner of such partnership will depend on the status of such owner, the activities of the partnership and certain determinations made at the owner level. Accordingly, partnerships and the owners of such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Business Combination.

This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities are subject to change or to differing interpretations. Any such change or differing interpretation may be applied retroactively or otherwise have retroactive effect in a manner that could adversely affect the tax consequences discussed below. Neither Maxpro nor Apollomics has sought nor intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take, or a court will not sustain, a position contrary to any of the tax considerations discussed below.

For purposes of this discussion, because any Maxpro Unit consisting of one share of Maxpro Class A Common Stock and one Maxpro Warrant is separable at the option of the holder, the holder of a Maxpro Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Maxpro Class A Common Stock and Maxpro Warrant, and the discussion below with respect to actual Holders of Maxpro Class A Common Stock and Maxpro Warrants also should apply to holders of Maxpro Units (as the deemed owners of the underlying Maxpro Class A Common Stock and Maxpro Warrants that constitute the Maxpro Units). Under this treatment, the separation of a Maxpro Unit in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of Maxpro Units and Maxpro Securities are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any redemption of Maxpro Class A Common Stock for cash) with respect to any Maxpro Securities held through a Maxpro Unit (including alternative characterizations of a Maxpro Unit).

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF MAXPRO SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION (INCLUDING THE MERGER), THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO MAXPRO CLASS A COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF APOLLOMICS CLASS A ORDINARY SHARES AND APOLLOMICS WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON

THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE BUSINESS COMBINATION (INCLUDING THE MERGER), THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO MAXPRO CLASS A COMMON STOCK, AND THE OWNERSHIP AND DISPOSITION OF APOLLOMICS CLASS A ORDINARY SHARES AND/OR APOLLOMICS WARRANTS.

U.S. Federal Income Tax Treatment of Apollomics

Tax Residence of Apollomics for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Apollomics, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) generally will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliate group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (this test is referred to as the “substantial business activities test”) and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”). Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury regulations promulgated thereunder, and certain factual assumptions, Maxpro and Apollomics currently expect that the Section 7874 ownership percentage of the Maxpro stockholders in Apollomics for purposes of the ownership test to be less than 80%. Accordingly, Apollomics is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. In addition, whether the ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, for purposes of determining the ownership percentage of Maxpro stockholders under Section 7874 of the Code, among other adjustments required to be taken into account, Maxpro stockholders will be deemed to own an amount of shares of Apollomics in respect to certain redemptions by Maxpro prior to the Merger and shares of Apollomics issued to PIPE investors, if any, will be excluded from the denominator in calculating such ownership percentage. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If Apollomics were to be treated as a U.S. corporation for U.S. federal income tax purposes, Apollomics and certain Apollomics shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Apollomics and future withholding taxes on certain Apollomics shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

The remainder of this discussion assumes that Apollomics will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Utilization of Maxpro’s Tax Attributes and Certain Other Adverse Tax Consequences to Apollomics and Apollomics’ Shareholders

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the foreign acquiring corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. Specifically, Section 7874 of the Code can apply in this manner if (i) the foreign acquiring corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the Section 7874 ownership percentage for purposes of the ownership test is at least 60% but is less than 80%, and (iii) the foreign acquiring corporation’s “expanded affiliated group” does not meet the substantial business activities test.

Based upon the terms of the Merger, the rules for determining share ownership under Section 7874 of the Code and the U.S. Treasury regulations promulgated thereunder, and certain factual assumptions, Maxpro and Apollomics currently expect that the limitations and other rules described above would not apply to Maxpro or Apollomics or its subsidiaries after the Business Combination.

If the Section 7874 ownership percentage applicable to the Merger is at least 60% but less than 80%, Apollomics and certain of Apollomics’ shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by Apollomics include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation, currently at a rate of 20%.

The above determination, however, is subject to detailed rules and regulations (the application of which is uncertain in various respects and would be impacted by future changes in applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect) and is subject to certain factual uncertainties. Whether the Section 7874 ownership percentage is less than 60% must be finally determined after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. In addition, changes to the rules in Section 7874 of the Code or U.S. Treasury regulations promulgated thereunder, or other changes in law, could adversely affect the above determination for U.S. federal income tax purposes. There can be no assurance that the IRS will not challenge whether Apollomics is subject to the above rules or that such a challenge would not be sustained by a court. If the IRS successfully applied these rules to Apollomics, significant adverse tax consequences could result for Apollomics and for certain Apollomics’ shareholders, including a higher effective corporate income tax rate on Apollomics.

The remainder of this discussion assumes that the limitations and other rules described above will not apply to Maxpro or Apollomics or its subsidiaries after the Business Combination.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Maxpro Securities or of Apollomics Class A Ordinary Shares or Apollomics Warrants, as the case may be, that is for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Tax Consequences to U.S. Holders of Exercising Redemption Rights

The following discussion assumes that any redemption of Maxpro Class A Common Stock pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of Maxpro Stockholders — Redemption Rights” (a “Redemption”) is treated as a transaction that is separate from the other transactions contemplated by the Business Combination. Such treatment is not free from doubt, particularly if a U.S. Holder elects to redeem some, but not all, of the Maxpro Class A Common Stock held by it immediately prior to the Business Combination. See “—Tax Consequences to U.S. Holders of the Merger” below for more information. U.S. Holders are urged to consult their tax advisor regarding the tax consequences to them of electing to redeem some, but not all of their Maxpro Class A Common Stock.

Redemption of Maxpro Class A Common Stock

If a U.S. Holder elects to redeem some or all of its Maxpro Class A Common Stock in a Redemption, the treatment of the transaction for U.S. federal income tax purposes will generally depend on whether the Redemption qualifies as sale of the Maxpro Class A Common Stock under Section 302 of the Code taxable as described below under the heading “— Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock,” or as a distribution as described below under the heading “— Taxation of Redemptions Treated as Distributions.” Generally, whether a Redemption qualifies for sale or distribution treatment will depend largely on the total number of shares of Maxpro’s stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning Maxpro Warrants and taking into account any ownership in Apollomics Class A Ordinary Shares and/or Apollomics Warrants immediately after the Business Combination) relative to all of Maxpro’s stock held or treated as held by the U.S. Holder immediately before such Redemption. A Redemption of Maxpro Class A Common Stock generally will be treated as a sale of Maxpro Class A Common Stock (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Maxpro or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only shares of Maxpro’s stock actually owned by the U.S. Holder, but also shares of Maxpro’s stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to shares of Maxpro’s stock owned directly, shares of Maxpro’s stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares of Maxpro’s stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Maxpro Class A Common Stock which could be acquired pursuant to the exercise of any Maxpro Warrants held by it (and, after the completion of the Business Combination, Apollomics Class A Ordinary Shares which could be acquired by exercise of the Apollomics Warrants). In order to meet the substantially disproportionate test, the percentage of Maxpro’s outstanding voting stock (including the Maxpro Class A Common Stock and Apollomics Class A Ordinary Shares received in exchange therefor) actually and constructively owned by the U.S. Holder immediately following the Redemption of Maxpro Class A Common Stock must, among other requirements, be less than 80% of the percentage of Maxpro’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption (taking into account redemptions by other holders of Maxpro

Class A Common Stock). There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of Maxpro’s stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of Maxpro’s stock actually owned by the U.S. Holder are redeemed, and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. Holder does not constructively own any other shares of Maxpro’s stock and certain other requirements are met. A Redemption of Maxpro Class A Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Maxpro. Whether a Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Maxpro will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption of Maxpro Class A Common Stock generally will be treated as a distribution and the tax effects to a redeeming U.S. Holder will be as described below under “— Taxation of Redemptions Treated as Distributions.”

U.S. Holders of Maxpro Class A Common Stock considering exercising their Redemption rights are urged to consult their tax advisors to determine whether the Redemption of their Maxpro Class A Common Stock would be treated as a sale or as a distribution under the Code.

Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock

If any Redemption qualifies as a sale of Maxpro Class A Common Stock (rather than a distribution with respect to such Maxpro Class A Common Stock), a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the cash received in the Redemption of such Maxpro Class A Common Stock and (ii) the U.S. Holder’s adjusted tax basis in such Maxpro Class A Common Stock. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Maxpro Class A Common Stock exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Taxation of Redemptions Treated as Distributions

If a Redemption of Maxpro Class A Common Stock is taxable as a distribution for U.S. federal income tax purposes, such distribution generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Maxpro’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Maxpro’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Maxpro Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Maxpro Class A Common Stock and will be treated as described above under “— Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock.” Amounts treated as dividends that Maxpro pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations if the requisite holding period is satisfied. Under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to non-corporate U.S. Holders may constitute “qualified dividend income” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to Maxpro Class A Common Stock prevents a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

IF YOU ARE A HOLDER OF MAXPRO CLASS A COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences to U.S. Holders of the Merger

Tax Treatment of the Merger

Subject to the limitations and qualifications set forth herein and in the U.S. federal income tax opinion filed as Exhibit 8.1, it is the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to Maxpro, that the Merger more likely than not qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”) and/or the Merger, the Pre-Closing Conversion, the Share Split and any PIPE Financing, collectively, more likely than not constitutes an integrated transaction described in Section 351 of the Code (a “Section 351 Transaction”). However, there are significant factual and legal uncertainties as to whether the Merger qualifies as a Section 368(a) Reorganization or as part of a Section 351 Transaction, and therefore the tax treatment of the Merger is inherently uncertain. For example, under Section 368(a) of the Code, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. There is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as Maxpro. In addition, due to a lack of clear authority on point, there is significant uncertainty as to whether the Merger, the Pre-Closing Conversion, the Share Split and any PIPE Financing, collectively, will satisfy the applicable requirements to qualify as a Section 351 Transaction. Moreover, Section 368(a) Reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of Maxpro and Apollomics. For example, the requirements for Section 368(a) Reorganization treatment could be affected by the magnitude of Maxpro Class A Common Stock redemptions that occur in connection with the Business Combination. As a result, despite the parties’ intention as stated in the BCA that the Merger qualifies as a Section 368(a) Reorganization or as part of a Section 351 Transaction, the U.S. federal income tax treatment of the Merger is uncertain.

As stated therein, the opinion referenced above is based on customary assumptions and representations from Apollomics and Maxpro, as well as certain covenants and undertakings by Apollomics and Maxpro. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of such opinion may be affected. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no assurance that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

U.S. Holders of Maxpro Securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Merger, including with respect to its qualification as a Section 368(a) Reorganization and/or as part of a Section 351 Transaction.

U.S. Holders Exchanging Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares

If the Merger qualifies either as a Section 368(a) Reorganization or as part of a Section 351 Transaction, subject to the discussion in “— U.S. Holders Participating in the Merger and in a Redemption of Maxpro Class A Common Stock” and “— Additional Requirements for Tax Deferral” below, (i) no gain or loss should be recognized by a U.S. Holder of Maxpro Class A Common Stock who exchanges such Maxpro Class A Common Stock solely for Apollomics Class A Ordinary Shares pursuant to the Merger, and, in such case, the U.S. Holder should have an adjusted tax basis of the Apollomics Class A Ordinary Shares received in the Merger equal to the adjusted tax basis of the Maxpro Class A Common Stock surrendered in exchange therefor, and (ii) the holding period of the Apollomics Class A Ordinary Shares received in the Merger by such a U.S. Holder of Maxpro Class A Common Stock should include such U.S. Holder’s holding period for Maxpro Class A Common Stock exchanged therefor. On the other hand, if the Merger does not qualify either as a Section 368(a) Reorganization or as part of a Section 351 Transaction, gain or loss would be recognized by a U.S. Holder of Maxpro Class A Common Stock who exchanges such Maxpro Class A Common Stock solely for Apollomics Class A Ordinary Shares pursuant to the Merger, as noted in the discussion in “— Alternate Treatment of the Merger,” below.

Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person — (i) owned at least 5% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least 1% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is generally expected that Apollomics Class A Ordinary Shares will be treated as publicly traded for this purpose.

U.S. Holders Participating in the Merger and in a Redemption of Maxpro Class A Common Stock

Notwithstanding the foregoing, if a U.S. Holder elects to participate in a Redemption with respect to a portion, but not all, of its Maxpro Class A Common Stock, it is possible that such Redemption may be treated as integrated with the Merger rather than as a separate transaction. In such case, cash received by such U.S. Holder in the Redemption may also be treated as taxable boot received in a Section 368(a) Reorganization (which, depending on the circumstances applicable to such U.S. Holder, may be treated either as (i) capital gain (but not loss) in a manner similar to that described above under the heading “— Tax Consequences to U.S. Holders of Exercising Redemption Rights — Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock” but not in excess of the amount of cash received or (ii) dividend income to the extent of (although not entirely clear) Apollomics’ current and accumulated earnings and profits, taxable as described above under the heading “— Tax Consequences to U.S. Holders of Exercising Redemption Rights — Taxation of Redemptions Treated as Distributions”).

If the Merger does not qualify as a Section 368(a) Reorganization, it is possible that such cash, together with Apollomics Warrants (if any) received in exchange for Maxpro Warrants, may be treated as taxable boot received in a Section 351 Transaction (in which case gain (but not loss) may be recognized on the Merger and Redemption in an amount equal to the lesser of (A) the difference between (x) the sum of the value of the Apollomics Class A Ordinary Shares and Apollomics Warrants received in the Merger and the amount of cash received in the Redemption and (y) such U.S. Holder’s adjusted basis in the Maxpro Class A Common Stock and Maxpro Warrants exchanged therefor pursuant to the Merger and/or the Redemption and (B) the sum of the amount of cash received in the Redemption and the value of the Maxpro Warrants received in the Merger). Under this possible characterization, such U.S. Holder may be required to recognize an amount of gain or income (if any) that is different than if the Redemption of Maxpro Class A Common Stock was treated as a separate transaction from the exchange pursuant to the Merger and would not be entitled to recognize any loss with respect to its redeemed Maxpro Class A Common Stock.

In addition, if a U.S. Holder that elects to participate in a Redemption with respect to all its Maxpro Class A Common Stock maintains its ownership of Maxpro Warrants, such Redemption also may be treated as integrated with the Merger rather than as a separate transaction (with the same taxation effects described in the above two paragraphs). In such case, even if the Merger were treated as a Section 368(a) Reorganization, and no gain or loss generally would be recognized upon the deemed exchange of Maxpro Warrants for Apollomics Warrants as described below under the heading “— U.S. Holders Exchanging Maxpro Warrants for Apollomics Warrants,” cash received by such U.S. Holder in a Redemption may also be treated as taxable boot received in a Section 368(a) Reorganization, in which case the U.S. Holder is taxed in a manner described in the first paragraph of this section. Under this possible characterization, such U.S. Holder generally is expected to recognize capital gain (but not loss) on such Redemption in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted basis in the Maxpro Class A Common Stock exchanged therefor. If the IRS were to assert, and a court were to sustain, such a contrary position, such U.S. Holder may be required to recognize an amount of gain or income (if any) that is different than if the Redemption of Maxpro Class A Common Stock was treated as a separate transaction from the exchanges pursuant to the Merger. If the Merger were not treated as a Section 368(a) Reorganization, then the tax treatment to such U.S. Holder would be similar to if the Redemption and Merger were not integrated, with the treatment of the Redemption generally as described above under “— Tax Consequences for U.S. Holders of Exercising Redemption Rights — Redemption of Maxpro Class A Common Stock” and the treatment of the deemed exchange of Maxpro Warrants for Apollomics Warrants pursuant to the Merger generally as described below under “— U.S. Holders Exchanging Maxpro Warrants for Apollomics Warrants” or “— Alternative Treatment of the Merger,” as applicable.

U.S. Holders are urged to consult their tax advisors regarding the possible integration of the Redemption and the Merger as a single transaction.

U.S. Holders Exchanging Maxpro Warrants for Apollomics Warrants

The appropriate U.S. federal income tax treatment of Maxpro Warrants in connection with the Merger is uncertain because, as described above, it is unclear whether the Merger qualifies as a Section 368(a) Reorganization.

If the Merger qualifies as a Section 368(a) Reorganization then, subject to the disclosure under the headings “— U.S. Holders Participating in the Merger and in a Redemption of Maxpro Class A Common Stock” above and “— Additional Requirements for Tax Deferral” below, a U.S. Holder of Maxpro Warrants generally should not recognize any gain or loss on any such deemed transfer of Maxpro Warrants, and such U.S. Holder’s basis in the Apollomics Warrants deemed received should be equal to the U.S. Holder’s basis in its Maxpro Warrants deemed transferred.

If the Merger does not qualify as a Section 368(a) Reorganization but qualifies as part of a Section 351 Transaction, the treatment of a U.S. Holder’s exchange of Maxpro Warrants for Apollomics Warrants in the Merger is uncertain. It is possible that a U.S. Holder could be treated as transferring its Maxpro Class A Common Stock and Maxpro Warrants in exchange for Apollomics Class A Ordinary Shares and Apollomics Warrants as part of a Section 351 Transaction. In such case, such U.S. Holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market values of the Apollomics Warrants treated as received by such holder and the Apollomics Class A Ordinary Shares received by such holder, if any, over (y) such holder’s aggregate adjusted tax basis in the Maxpro Warrants and Maxpro Class A Common Stock treated as having been exchanged therefor) and (ii) the fair market value of the Apollomics Warrants treated as having been received by such holder in such exchange. It is also possible that a U.S. Holder could be treated as exchanging its Maxpro Warrants for “new” warrants (i.e., Apollomics Warrants) in a taxable transaction that is distinct from the exchange of Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares pursuant to the Merger. In such case, the U.S. Holder should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Apollomics Warrants held by such U.S. Holder immediately following the Merger and the adjusted tax basis of the Maxpro Warrants held by such U.S. Holder immediately prior to the Merger.

Alternative Treatment of the Merger

If the Merger does not qualify as a Section 368(a) Reorganization or as part of a Section 351 Transaction, the Merger generally would be treated as a taxable exchange of Maxpro Warrants and/or Maxpro Class A Common Stock for Apollomics Warrants and/or Apollomics Class A Ordinary Shares. If so treated, a U.S. Holder would be required to recognize gain or loss in such taxable exchange in an amount equal to the difference between the fair market value of the Apollomics Warrants and Apollomics Class A Ordinary Shares held by it immediately following the Merger and the adjusted tax basis of the Maxpro Warrants and Maxpro Class A Common Stock held by it immediately prior to the Merger. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Maxpro Warrants or Maxpro Class A Common Stock, as the case maybe, so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Maxpro Class A Common Stock have suspended the running of the applicable holding period for this purpose. If the running of the holding period for the Maxpro Class A Common Stock has been suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any such gain would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s holding period for the Apollomics Class A Ordinary Shares and/or Apollomics Warrants, as applicable would begin on the day after the Merger and the U.S. Holder’s tax basis in the Apollomics Class A Ordinary Shares and Apollomics Warrants received in the exchange should equal the fair market value of such Apollomics Class A Ordinary Shares and Apollomics Warrants at the time of the exchange. U.S. Holders who hold different blocks of Maxpro Securities (generally, Maxpro Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Maxpro Securities.

Additional Requirements for Tax Deferral

Section 367(a) of the Code and the U.S. Treasury regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. Holder to qualify for tax-deferred treatment (i) with respect to the exchange of Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares in the Merger under Section 368(a) of the Code or Section 351(a) of the Code and (ii) with respect to the exchange of Maxpro Warrants for Apollomics Warrants in the Merger under Section 368(a) of the Code.

Section 367(a) of the Code potentially may apply to the exchange by a U.S. Holder of Maxpro Class A Common Stock for Apollomics Class A Ordinary Shares pursuant to the Merger. Section 367(a) of the Code generally requires a U.S. Holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment (such as pursuant to a Section 368(a) Reorganization or as part of a Section 351 Transaction) and any of the following is true: (i) the U.S. corporation fails to comply with certain reporting requirements; (ii) U.S. holders of stock of the acquired U.S. corporation receive more than 50% (by vote or value) of the stock of the non-U.S. corporation; (iii) U.S. persons that are officers, directors, or 5% or greater shareholders of the acquired U.S. corporation own more than 50% (by vote or value) of the stock of the non-U.S. corporation immediately after the acquisition; (iv) such U.S. holder is a 5% or greater shareholder of the acquired U.S. corporation and fails to enter into a 5-year “gain recognition agreement” with the IRS to recognize gain with respect to the acquired U.S. corporation stock exchanged in the acquisition; or (v) the U.S. and non-U.S. corporations (and other relevant parties) fail to meet the “active trade or business test.” A holder of an acquired U.S. corporation is presumed to be a U.S. person unless that person signs an ownership statement certifying certain information, including its residency. The “active trade or business test” generally requires (A) that the non-U.S. corporation (and its qualified subsidiaries, including for this purpose Apollomics and its subsidiaries) be engaged in an “active trade or business” outside of the United States for the 36-month period immediately before the exchange and that neither the transferors of the U.S. corporation’s stock nor the non-U.S. corporation has an intention to substantially dispose of or discontinue such trade or business, and (B) that the fair market value of the non-U.S. corporation be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367 of the Code, as of the closing of the exchange (the “substantiality test”). For purposes of applying the substantiality test to the Merger, the fair market value of Maxpro generally will be deemed to include the value of any non-ordinary course distributions, as determined under applicable U.S. Treasury regulations, made by Maxpro during the 36-month period ending on the closing of the Merger.

To the extent that U.S. Holders of Maxpro Class A Common Stock and/or Maxpro Warrants are required to recognize gain under Section 367(a) of the Code for any of the foregoing reasons, a U.S. Holder generally would recognize gain, if any, in an amount equal to the excess of (i) the sum of the fair market value of the Apollomics Class A Ordinary Shares received by such U.S. Holder and/or Apollomics Warrants deemed received by such U.S. Holder, over (ii) such U.S. Holder’s adjusted tax basis in the Maxpro Class A Common Stock exchanged and/or Maxpro Warrants deemed exchanged therefor. Any such gain would generally be capital gain, and would be long-term capital gain if the U.S. Holder’s holding period for the Maxpro Class A Common Stock and/or Maxpro Warrants exceeds one year at the time of the Merger. It is unclear, however, whether the redemption rights with respect to the Maxpro Class A Common Stock have suspended the running of the applicable holding period for this purpose. If the running of the holding period for the Maxpro Class A Common Stock has been suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any such gain would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. In either case described above, the U.S. Holder’s tax basis in the Apollomics Class A Ordinary Shares and/or Apollomics Warrants received in the exchange would be equal to the fair market value of such Apollomics Class A Ordinary Shares and/or Apollomics Warrants at the time of the Merger. U.S. Holders who hold different blocks of Maxpro Securities (generally, Maxpro Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Maxpro Securities.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the exchange of Maxpro Class A Common Stock and/or deemed exchange of Maxpro Warrants under their particular circumstances, including, if a U.S. Holder believes that it will be a 5% or greater shareholder, the possibility of entering into a “gain recognition agreement” under applicable U.S. Treasury regulations.

Tax Consequences of Ownership and Disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants

Dividends and Other Distributions on Apollomics Class A Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” the gross amount of distributions (i.e., before reduction for withholding taxes, if any) on Apollomics Class A Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Apollomics’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Apollomics’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Apollomics Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Apollomics Class A Ordinary Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants.”

Amounts treated as dividends that Apollomics pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Apollomics Class A Ordinary Shares are readily tradable on an established securities market in the United States or Apollomics is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Apollomics is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met.

Any amount treated as dividend income generally will be treated as foreign-source dividend income and generally will constitute “passive” category income for computing the foreign tax credit allowable to a U.S. Holder for U.S. federal income tax purposes.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, taxable exchange or other taxable disposition of Apollomics Class A Ordinary Shares or Apollomics Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized (i.e., sum of the amount cash and the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in such Apollomics Class A Ordinary Shares or Apollomics Warrants (determined as described above or below). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Apollomics Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

Exercise, Lapse or Redemption of an Apollomics Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of an Apollomics Class A Ordinary Share on the exercise of an Apollomics Warrant for cash. A U.S. Holder’s tax basis in an Apollomics Class A Ordinary Share received upon exercise of the Apollomics Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Apollomics Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an Apollomics Class A Ordinary Share received upon exercise of the Apollomics Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Apollomics Warrant and will not include the holding period during which the U.S. Holder held the Apollomics Warrant. If a Apollomics Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Apollomics Warrant.

The tax consequences of a cashless exercise of an Apollomics Warrant are not clear under current tax law. Subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Rules,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in Apollomics Class A Ordinary Shares received would equal the holder’s basis in the Apollomics Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in the Apollomics Class A Ordinary Shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the Apollomics Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Apollomics Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Apollomics Class A Ordinary Shares would include the holding period of the Apollomics Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Apollomics Warrants equal to the number of Apollomics Class A Ordinary Shares having a value equal to the exercise price for the total number of Apollomics Warrants to be exercised. In such case, subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Apollomics Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Apollomics Class A Ordinary Shares that would have been received in a regular exercise of the Apollomics Warrants deemed surrendered and the U.S. Holder’s tax basis in the Apollomics Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Apollomics Class A

Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the Apollomics Warrants deemed exercised and the aggregate exercise price of such Apollomics Warrants. It is unclear whether a U.S. Holder’s holding period for the Apollomics Class A Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Apollomics Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Apollomics Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurances which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Apollomics Warrants.

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Rules,” if Apollomics redeem Apollomics Warrants for cash pursuant to the redemption provisions described in the section as discussed in the section of this proxy statement/prospectus captioned “Description of Apollomics’ Share Capital and Articles of Association” or if Apollomics purchases Apollomics Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants.”

Possible Constructive Distributions

The terms of each Apollomics Warrant provide for an adjustment of Apollomics Class A Ordinary Shares for which the Apollomics Warrant may be exercised or to the exercise price of the Apollomics Warrant in certain events, as discussed in the section of this proxy statement/prospectus captioned “Description of Apollomics’ Share Capital and Articles of Association.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of an Apollomics Warrant would, however, be treated as receiving a constructive distribution from Apollomics if, for example, the adjustment increases the holder’s proportionate interest in Apollomics’ earnings and profits (e.g., through an increase in the number of Apollomics Class A Ordinary Shares that would be obtained upon exercise of such Apollomics Warrant) as a result of a distribution of cash or other property to the holders of the Apollomics Class A Ordinary Shares which is taxable to the U.S. Holders of such Apollomics Class A Ordinary Shares as described under “—Dividends and Other Distributions on Apollomics Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Apollomics Warrant received a cash distribution from Apollomics equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to an Apollomics Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to an Apollomics Warrant.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Apollomics Class A Ordinary Shares and Apollomics Warrants could be materially different from that described above if Apollomics is treated as a PFIC for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Apollomics is not expected to be treated as a PFIC for U.S. federal income tax purposes for its current taxable year or in the foreseeable future. However, whether Apollomics is treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty and change. Accordingly, there can be no assurance with respect to Apollomics’ status as a PFIC for its current taxable year or any future taxable year.

Although Apollomics’ PFIC status is determined annually, a determination that Apollomics is a PFIC in a particular taxable year will generally apply for subsequent years to a U.S. Holder who held Apollomics Class A Ordinary Shares or Apollomics Warrants while Apollomics was a PFIC, whether or not Apollomics meets the test for PFIC status in those subsequent years.

It is not entirely clear how various aspects of the PFIC rules apply to the Apollomics Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in the U.S. Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final U.S. Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed U.S. Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the Apollomics Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Apollomics Warrants.

If Apollomics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Apollomics Class A Ordinary Shares or Apollomics Warrants and, in the case of Apollomics Class A Ordinary Shares, the U.S. Holder did not make either an applicable PFIC election (or elections), as further discussed below, for the first taxable year of Apollomics in which it was treated as a PFIC and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Apollomics Class A Ordinary Shares or Apollomics Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Apollomics Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Apollomics Class A Ordinary Shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Apollomics Class A Ordinary Shares or Apollomics Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Apollomics’ first taxable year in which Apollomics is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Apollomics is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Apollomics Class A Ordinary Shares (but, under current law, not Apollomics Warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election to include in income its pro rata share of Apollomics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which Apollomics’ taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its Apollomics Class A Ordinary Shares in a year after Apollomics’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Apollomics Class A Ordinary Shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s Apollomics Class A Ordinary Shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such Apollomics Class A Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Apollomics Class A Ordinary Shares.

Under current law, a U.S. Holder may not make a QEF election with respect to its Apollomics Warrants to acquire Apollomics Class A Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such Apollomics Warrants (other than upon exercise of such Apollomics Warrants) and Apollomics were a PFIC at any time during the U.S. Holder’s holding period of such Apollomics Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Apollomics Warrants properly makes and maintains a QEF election with respect to the newly acquired Apollomics Class A Ordinary Shares (or has previously made a QEF election with respect to Apollomics Class A Ordinary Shares), the QEF election will apply to the newly acquired Apollomics Class A Ordinary Shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Apollomics Class A Ordinary Shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Apollomics Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

If a U.S. Holder has made a QEF election with respect to Apollomics Class A Ordinary Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for Apollomics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of Apollomics Class A Ordinary Shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if Apollomics were a PFIC for any taxable year, a U.S. Holder of Apollomics Class A Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of Apollomics’ earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if Apollomics were not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to its Apollomics Class A Ordinary Shares for such a taxable year.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from Apollomics that provides the information necessary for U.S. Holders to make or maintain a QEF election. If Apollomics determines that it is a PFIC for any taxable year, upon written request, Apollomics will endeavor to provide to such requesting U.S. Holder a PFIC Annual Information Statement as may be required in order to enable the U.S. Holder to make and maintain a QEF election with respect to Apollomics, but there is no assurance that Apollomics will timely provide such required information. There is also no assurance that Apollomics will have timely knowledge of its status as a PFIC in any particular taxable year or of the required information to be provided.

Alternatively, if Apollomics is a PFIC and Apollomics Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the application of the excess distribution rules discussed above if such U.S. Holder makes a “mark-to-market” election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Apollomics Class A Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Apollomics Class A Ordinary Shares at the end of such year over its adjusted basis in its Apollomics Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Apollomics Class A Ordinary Shares over the fair market value of its Apollomics Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Apollomics Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Apollomics Class A Ordinary Shares will be treated as ordinary income. Under current law, a mark-to-market election may not be made with respect to Apollomics Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which Apollomics Class A Ordinary Shares are intended to be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Apollomics Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Apollomics Class A Ordinary Shares under their particular circumstances.

If Apollomics is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Apollomics receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that Apollomics will have timely knowledge of the status of any lower-tier PFIC or provide information that may be required for a U.S. Holder to make or maintain a QEF election with respect to such lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Apollomics Class A Ordinary Shares and Apollomics Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to Apollomics securities under their particular circumstances.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Maxpro Securities that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•	a foreign corporation; or

•	an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of their Maxpro Securities. Any such individual should consult its tax advisor regarding the U.S. federal income tax consequences to it of the Business Combination.

Tax Consequences to Non-U.S. Holders of Exercising Redemption Rights

Redemptions of Maxpro Class A Common Stock

Subject to the discussion above under the heading “— U.S. Holders — Tax Consequences to U.S. Holders of the Merger,” in particular, the discussion regarding the potential characterization of the Merger and a redemption of Maxpro Class A Common Stock in connection with the Business Combination as an integrated transaction under the heading “— U.S. Holders — Tax Consequences to U.S. Holders of the Merger — U.S. Holders Participating in the Merger and in a Redemption of Maxpro Class A Common Stock,” the U.S. federal income tax consequences to a Non-U.S. Holder of Maxpro Class A Common Stock that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Maxpro Class A Common Stock will depend on whether the redemption qualifies as a sale of the Maxpro Class A Common Stock redeemed for U.S. federal income tax purposes, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights.”

Taxation of Redemptions Treated as Distributions

If such a redemption does not qualify as a sale of Maxpro Class A Common Stock, the Non-U.S. Holder will be treated as receiving a distribution, which, to the extent of Maxpro’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable).

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Maxpro Class A Common Stock and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Maxpro Class A Common Stock, which will be treated as described under “— Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock; Gain on Sale of Maxpro Warrants” below. A redemption treated as a dividend by Maxpro to a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax, provided such Non-U.S.

Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

In addition, if it is determined that Maxpro is likely to be classified as a “United States real property holding corporation” (see “— Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock; Gain on Sale of Maxpro Warrants” below), Maxpro (or the applicable withholding agent) generally will withhold 15% of any distribution that exceeds its current and accumulated earnings and profits.

The withholding tax generally does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock; Gain on Sale of Maxpro Warrants

Subject to the discussion below under “Information Reporting and Backup Withholding” concerning backup withholding, if a redemption of Maxpro Class A Common Stock qualifies as a sale of shares of Maxpro Class A Common Stock or the Merger results in gain to a Non-U.S. Holder (as discussed below under “— Tax Consequences to Non-U.S. Holders of the Merger”), Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the redemption of Maxpro Class A Common Stock or sale of Maxpro Securities, unless either:

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder); or

•

Maxpro is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the applicable Maxpro Security, except, in the case where shares of the Maxpro Class A Common Stock are “regularly traded on an established securities market” (within the meaning of applicable U.S. Treasury regulations, referred to herein as “regularly traded”), (i) the Non-U.S. Holder is disposing of Maxpro Class A Common Stock and has owned, whether actually or based on the application of constructive ownership rules, 5% or less of Maxpro Class A Common Stock at all times within the shorter of the five-year period preceding such disposition of Maxpro Class A Common Stock or such Non-U.S. Holder’s holding period for such Maxpro Class A Common Stock or (ii) the Non-U.S. Holder is disposing of Maxpro Warrants and has owned, whether actually or based on the application of constructive ownership rules, 5% or less of the total fair market value of Maxpro Warrants (provided Maxpro Warrants are considered to be regularly traded) at all times within the shorter of the five-year period preceding such disposition of such Maxpro Warrants or such Non-U.S. Holder’s holding period for such Maxpro Warrants. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to the Maxpro Class A Common Stock and Maxpro Warrants, including how a Non-U.S. Holder’s ownership of Maxpro Warrants impacts the 5% threshold determination with respect to its Maxpro Class A Common Stock and whether the 5% threshold determination with respect to the Maxpro Warrants must be made with or without reference to the Private Placement Warrants. In addition, special rules may apply in the case of a disposition of Maxpro Warrants if the Maxpro Class A Common Stock is considered to be regularly traded, but the Maxpro Warrants are not considered to be regularly traded. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the redemption of Maxpro Class A Common Stock or the Merger generally in the same manner as discussed in the section above under “— U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights — Treatment of Redemptions as Sale or Exchange of Maxpro Class A Common Stock,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the redemption of Maxpro Class A Common Stock or the Merger will be subject to tax at generally applicable U.S. federal income tax rates. In addition, Maxpro (or the applicable withholding agent) may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption or the consummation of the Merger. Maxpro will be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Maxpro does not expect to be a USRPHC as of the Closing Date. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether Maxpro will be a USRPHC with respect to a Non-U.S. Holder.

IF YOU ARE A NON-U.S. HOLDER OF MAXPRO CLASS A COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences to Non-U.S. Holders of the Merger

The U.S. federal income tax characterization of the Merger to Non-U.S. Holders generally will correspond to the U.S. federal income tax characterization of the Merger to U.S. Holders, as described under “— U.S. Holders — Tax Consequences to U.S. Holders of the Merger” above, and if the Merger were to result in any gain with respect to the Non-U.S. Holder’s Maxpro Class A Common Stock or Maxpro Warrants, as the case may be, the tax consequences to the Non-U.S. Holder of such gain would correspond to those described above under the heading “— Taxation of Redemptions Treated as Sale or Exchange of Maxpro Class A Common Stock; Gain on Sale of Maxpro Warrants” for a Non-U.S. Holder’s gain on the redemption of Maxpro Class A Common Stock and/or the Merger.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a U.S. tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on Maxpro Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final U.S. Treasury regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed U.S. Treasury regulations are not final, taxpayers generally may rely on them until final U.S. Treasury regulations are issued. However, there can be no assurance that final U.S. Treasury regulations will provide the same exceptions from FATCA withholding as the proposed U.S. Treasury regulations. Holders should consult their tax advisors regarding the effects of FATCA on their investment in Maxpro Securities.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable to you depending upon your particular situation. You are urged to consult your own tax advisor with respect to the tax consequences to you of the consummation of the Business Combination (including the Merger), the redemption of Maxpro Class A Common Stock in connection with the Business Combination and the ownership and disposition of Apollomics Class A Ordinary Shares and Apollomics Warrants, including the tax consequences under state, local, estate, non-U.S. and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any Post-Closing Apollomics Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in shares of a Cayman Islands company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law. On this basis, the following discussion is the opinion of Conyers Dill & Pearman LLP, Cayman Islands counsel.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of shares, as the case may be, nor will gains derived from the disposal of the Post-Closing Apollomics Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect to the issue of shares or on an instrument of transfer in respect of a share. However, an instrument of transfer in respect of our securities, including our warrants, is stampable if executed in or brought into the Cayman Islands.

Apollomics has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law the following undertaking is hereby given to Apollomics Inc. (the “Company”).

(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of twenty years from the date of the undertaking.

INFORMATION ABOUT APOLLOMICS

Unless the context otherwise requires, all references in this section to “Apollomics,” the “Company,” “we,” “us,” or “our” refers to Apollomics Inc. and its subsidiaries prior to the consummation of the Business Combination.

Overview

We are an innovative clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since our founding in 2015, we have built a pipeline of nine drug candidates across 11 programs that focus on oncology, of which six drug candidates are in the clinical stage.

We were originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical CRO services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to us. As a result, we became the owner of these patent rights. For more information relating to the series of transactions resulting in our acquisition of these patent rights, please see the section of this proxy statement/prospectus entitled “—Intellectual Property Assignment.”

In addition to our U.S. headquarters, we also have locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab (“Zhejiang Crownmab”) Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). Our headquarters and global drug development team is based in the United States (San Francisco Bay area), while our discovery and China drug development team is based in China (Hangzhou and Shanghai). We operate in both the United States and China, with our headquarters and our global drug development team in the San Francisco Bay Area and our discovery and China drug development team in Hangzhou and Shanghai, China.

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address a range of cancer indications, such as acute myeloid leukemia (“AML”), lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, monotherapies, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Two of our leading drug candidates, APL-101 and APL-106, have shown initial promising clinical results and are in the late stage of clinical development. We also have several innovative drug candidates in preclinical and early stage clinical development, and potential drug candidates identified in late state drug discovery. We believe that we benefit from these key centers of excellence in the biotechnology industry of the East and West.

Our Drug Candidate Pipeline

The drug candidates in our existing pipeline can be categorized into three groups based on their mechanisms of action, each of which contains drug candidates at different stages of development: (i) tumor inhibitors, (ii) anti-cancer enhancers, and (iii) immuno-oncology drugs. We believe that having three groups of drug candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Tumor Inhibitors

Our tumor inhibitor drug candidates consist of three small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells: APL-101, APL-102 and APL-122. We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance.

APL-101. One of the most advanced drug candidates in our pipeline is our leading drug candidate, APL-101 (Vebreltinib), a potent, highly selective c-Met inhibitor. Cancer cells often use c-Met activation to escape therapies targeting other signaling pathways. Capmatinib and tepotinib, two c-Met inhibitors, were approved by the FDA in 2020 and 2021, respectively, in Met Exon-14 skipping non-small cell lung cancer (“NSCLC”), rendering Met Exon-14 skipping a clinically validated target. We believe that the potential of APL-101 in cancers with genetic mutations, amplification or fusion presents a significant opportunity for us. We are investigating APL-101 in clinical trials as a single agent for the potential treatment of NSCLC and other advanced tumors with c-Met alterations, and also as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have obtained orphan drug designation for APL-101 for the “treatment of non-small cell lung cancer with MET genomic tumor aberrations,” which includes Met Exon-14 skipping and c-Met amplification. We intend to continue to explore the possibility of combining APL-101 with other drugs or drug candidates.

APL-102. APL-102 is an oral active, small molecule Multiple Tyrosine Kinase Inhibitor (“MTKi”). Data regarding anti-tumor activity in multiple preclinical studies is included in the section of this proxy statement/prospectus entitled “—Our IND-enabled Drug Candidate—APL-102 (MTKi),” such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. Given that APL-102 inhibits several kinases that are aberrantly activated in cancer cells, we believe that APL-102 has the potential to overcome cancer treatment resistance. APL-102 is in a Phase 1 dose escalation clinical trial in China and is at the fourth dose level. As of the date of this proxy statement/prospectus, dose-limiting toxicity has not been observed in human subjects.

APL-122. APL-122 is a tumor inhibitor candidate, targeting ErbB1/2/4 signaling pathways. APL-122 reaches the brain tissue in preclinical studies, and has the potential to treat cancers within the brain. APL-122 is currently in Phase 1 dose escalation in Australia.

Anti-Cancer Enhancers

Our anti-cancer enhancer drug candidates consist of two antagonists against a cell adhesion receptor (E-selectin), APL-106 and APL-108, which are being developed as adjuncts to chemotherapy to enhance its anti-cancer effects. Binding of cancer cells to E-Selectin, an adhesion molecule on cells within the bone marrow, enhances their adhesion to the endothelium in bone marrow niches, thereby preventing the cancer cells from entering circulation and shielding them from chemotherapy. APL-106 and APL-108 are designed to block E-selectin from binding with blood cancer cells as a novel approach to disrupting well-established mechanisms of leukemic cell resistance within the bone marrow microenvironment.

APL-106. APL-106 (Uproleselan, GMI-1271), an E-selectin inhibitor, was granted fast track designation by the FDA and breakthrough therapy designation by the China National Medical Products Association (“NMPA”) for the treatment of adult patients with relapsed or refractory AML, which may facilitate its development and expedite agency review. It is administered in combination with chemotherapy for the potential treatment of recurrent relapsing (“r/r”) AML in an ongoing Phase 3 bridging clinical study in China. An ongoing global Phase 3 clinical study in r/r AML has been fully enrolled since November 2021. The National Cancer Institute is sponsoring an ongoing Phase 2/3 study with APL-106 for the potential treatment of newly diagnosed older adults with AML who are fit for chemotherapy.

APL-108. APL-108 (GMI-1687), a second-generation E-selective inhibitor with potentially even higher potency, is suitable for subcutaneous administration and potentially able to target other liquid and solid cancers.

GlycoMimetics, our partner, plans to develop APL-108 for the potential treatment of acute vaso-occlusive crisis in sickle cell disease. APL-108 is currently in preclinical development and is IND-ready (the FDA permitted the first study to proceed in June 2022) for entry into clinical trials for other indications.

Immuno-Oncology Drugs

Our immuno-oncology drug candidates consist of four drug candidates: APL-501, APL-502, APL-801 and APL-810. These drug candidates are designed to take advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine.

APL-501. APL-501 is an anti-PD-1 antibody drug candidate. Genor, our partner in China for APL-501, has filed a Biologics License Application (“BLA”) with the Chinese NMPA.

APL-502. APL-502 is an anti-PD-L1 antibody drug candidate and is being developed by Chia Tai Tian Qing (“CTTQ”), our partner in China. APL-502 is being evaluated for treatment of at least six different cancers in Phase 3 studies in China.

Having our own anti-PD-1 and anti-PD-L1 antibody candidates allows us to develop single-agent and combination therapies based on PD-(L)1 inhibition and also enables us to, using these antibodies as backbones, design and generate novel molecules, such as multi-specific antibodies, which may have improved activity compared with currently marketed immune checkpoint inhibitor products.

Our pipeline also includes two other novel immuno-oncology drug candidates, an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801, and an antigen-specific, active checkpoint-control cancer vaccine, APL-810.

Drug Candidate Development Status

The status of our pipeline of drug candidates ranges from the discovery stage to the clinical stage. The following chart summarizes the development status of our drug candidates. Third parties also have ongoing clinical trials in their respective territories.

Key highlights of clinical trials conducted by third parties on our drug candidates include: (i) Pearl has conducted clinical trials for APL-101 in China into phase 2; (ii) GlycoMimetics has conducted clinical trials for APL-106 into phase 3 in the rest of the world outside of China; (iii) GlycoMimetics has conducted preclinical studies for APL-108 and filed an IND in the United States; (iv) Genor has conducted clinical trials for APL-501 in China through phase 3; and (v) CTTQ has conducted clinical trials for APL-502 in China into phase 3. Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our drug candidates by such third parties. However, the development of our drug candidates by such third parties has the potential to benefit the regulatory status and development costs of such drug candidates in the geographies and trials for which we are responsible and do control due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available. For more information regarding our arrangements with third parties, please see the section below entitled “Licensing and Collaboration Arrangements.”

Our Strategy

Our strategic focus is the development of novel therapies targeting difficult to treat cancers and drug resistant patients. To address the needs of cancer patients for safer and more effective cancer treatment solutions, we strive to unlock synergy between treatments and address the issues of drug resistance. The key elements of our business strategy to achieve these goals include:

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Advancing the global development of APL-101 to fully expand its potential across different c-Met alterations across different tumors, and to develop other tumor inhibitor candidates. We are developing APL-101 for the treatment of NSCLC with MET Exon-14 skipping, NSCLC with c-Met amplification, and brain tumors with c-Met alteration as well as exploring the potential of APL-101 in a number of other cancer indications. This is taking place in our ongoing Phase 2 global study as well as ongoing Phase 2 studies conducted by our partner, Beijing Pearl. We are also exploring, in an investigator-sponsored study, combination therapy using APL-101 with an EGFR inhibitor mutation to reduce treatment resistance. We may also develop APL-101 combination therapies involving other drug candidates in our pipeline in the future.

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Advancing the registrational trial of APL-106 in China and continue to pursue R&D of our next generation E-Selectin antagonist, APL-108, to explore their potential to transform the standard of care for AML and other cancers. We are committed to developing therapies for cancer patients who currently only have limited treatment options, with the goal to transform the standard of care for AML and other cancers. We intend to leverage our expertise in clinical development strategy, trial design and execution, the expedited regulatory pathway in China and the clinical data generated by our partner, GlycoMimetics, outside China, to expedite the clinical development of our E-Selectin antagonist candidates in China. We also plan to work with a suitable commercial partner to commercialize APL-106 in Greater China once it is approved. We will also pursue the development of APL-108, which we have also in-licensed from GlycoMimetics. APL-108 has been observed to have comparable activity as APL-106, but at an approximately 1,000-fold lower dose. GlycoMimetics plans to develop APL-108 (GMI-1687) for the potential treatment of acute vaso-occlusive crisis in sickle cell disease, and the FDA permitted the first study to proceed under an IND application for this indication in June 2022. In China, we plan to develop APL-108 for other indications. We intend to work closely with GlycoMimetics to advance the development of APL-108 in China. From a combination therapy perspective, E-Selectin antagonists have shown synergy with azacitidine (a hypomethylating agent) or venetoclax (a Bcl-2 inhibitor) in the treatment of AML, and with lenalidomide (an immunomodulatory drug) or bortezomib/carfilzomib (proteasome inhibitors) in multiple myeloma (“MM”). We plan on further exploring the potential clinical benefits of our E-Selectin antagonist candidates in these indications in Chinese subjects.

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Continuing to enrich our in-house developed oncology-focused early-stage pipeline using our self-developed discovery platform. We plan to continue to enrich our pipeline through internal discovery, leveraging our strong R&D capabilities and expertise in immuno-oncology drug development. We plan to discover and generate novel lead molecules, such as antibodies against novel targets, to enrich our early-stage pipeline. We also will continue to explore target synergies in cancer treatment and develop novel molecules, such as multi-specific antibodies, which could exploit opportunities beyond the reach of mono-specific antibodies or biologics. In particular, we intend to capitalize on our existing immune-

oncology drug candidates, such as APL-501 and APL-502. In parallel, we intend to continue to strengthen our drug discovery and R&D capabilities, and optimize our technology platforms, as further discussed below, to support pipeline enrichment.

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Expanding our drug portfolio through collaboration and partnership. Our strategy to expand our pipeline also includes collaborations with global and domestic pharmaceutical and biotechnology companies, as well as academic and research institutions. We continue to seek opportunities to in-license new assets. In addition, to fully unlock the therapeutic potential of our current pipeline, we will continue to explore combination therapies that potentially may further increase therapeutic benefit beyond monotherapy.

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Seeking commercialization partnerships to optimize efficiency. As some of our drug candidates approach commercialization, we plan to seek strategic partnerships with recognized players in the industry to make our innovative medicines accessible to patients, and to maximize the market potential of our assets in the most efficient manner.

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Accelerating the clinical development of our drug candidates. We use various strategies to accelerate the clinical development of drug candidates. We leverage global clinical data from our studies and those from our co-development partner to potentially shorten clinical development timelines and to achieve cost-efficiency. For example, in an End-of-Phase 1 meeting with the FDA in November 2021, we discussed the potential use of data from our global study, APL-101-01, and clinical data generated in China by our partner Beijing Pearl for supporting accelerated approval packages of certain NSCLC indications for APL-101. We plan to request additional meetings with the FDA when more data are available to discuss the data package needed to support a marketing application for APL-101. In addition, in China, our APL-106 Phase 3 study design uses a bridging strategy aligned with the NMPA. We also participate in health authorities’ special programs intended to expedite development of innovative medicines in need. In January 2021, APL-106 was granted breakthrough therapy designation for the treatment of r/r AML in China by the NMPA. The NMPA’s breakthrough therapy designation is designed to expedite the development and review of the innovative drugs or improved new drugs that are intended for the prevention and treatment of life-threatening illness or illnesses that have a serious impact on quality of life and for which there is no other effective prevention and treatment method or there is adequate evidence to prove that the said innovative drug or improved new drug has obvious clinical advantages over the existing treatment approach. For any drug candidate that has received the NMPA’s breakthrough therapy designation, the NMPA will give priority in its review process and provide additional guidance on regulatory development of such drug candidate. Preferential policy support will also be given to the clinical drug trials of a drug candidate with a breakthrough therapy designation to accelerate the registration process of such drug candidate.

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Building a network of centers for clinical trials. We have built a network of over 100 centers for clinical trials across more than ten jurisdictions, including the United States, China, Canada, England, France, Spain, Germany, Italy, Australia, Taiwan and Singapore, as well as lead sites at leading academic medical institutions, including the Dana-Farber Cancer Institute. By leveraging our global network, we have access to subjects from different continents to achieve enrollment goals for our clinical trials and regulatory objectives in multiple regions.

Our Key Competitive Strengths

We believe the following capabilities and competitive strengths will enable us to achieve our business strategy:

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Science-driven approach powering a pipeline of next-generation therapies for patients globally. Building on the discovery and early-stage preclinical development work conducted on APL-101, we have undertaken the core preclinical and clinical development strategy, design, invention and chemistry, manufacturing and controls (“CMC”) management of our drug candidates, while outsourcing the design of studies, clinical trials and manufacturing to contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) that are managed by us. Leveraging our external resources, we have adopted a biomarker-driven diagnostic approach for patient screening to identify patients with specific biomarkers who could potentially be responsive to a study drug that can potentially benefit from our programs. Since our inception, we have assembled an experienced management team and have recruited industry talents with track records. Our management team’s collective experience spans the development and commercialization of more than 40 drugs in the United States. Our R&D team has experience in chemistry, pharmaceutics, pharmacology, toxicology cancer biology, CMC, and importantly, we have experienced clinical development personnel with various expertise and successful track records in the United States, China, European Union, and elsewhere around the world.

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Novel c-Met inhibitor program targeting large unmet medical needs. APL-101 is a novel, potent, selective and orally bioavailable c-Met inhibitor. We are pursuing the clinical development of APL-101 as a therapy for a number of cancer indications:

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NSCLC with MET Exon-14 skipping mutation. A Phase 1 study demonstrated that APL-101 has the potential to be used to treat patients with MET Exon-14 skipping mutated NSCLC, a mutation that, according to the China Insights Consultancy (“CIC”) Report, is present in approximately 3 to 4% of NSCLC patients in the United States. Preliminary results from an ongoing multicohort global Phase 2 study APL-101-01 and an ongoing Phase 2 NSCLC study in China are generating additional efficacy and safety data for supporting this indication. Our partner, Beijing Pearl, has submitted an NDA for APL-101 for this indication to the Chinese NMPA, which is currently under priority review.

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NSCLC with c-Met amplification. A Phase 1 study provided early data for this indication. Recruitment of NSCLC subjects with c-Met amplification is ongoing in two current Phase 2 studies: a global study, APL-101-01, and a NSCLC study in China. We have received preliminary guidance from the FDA regarding the target number of subjects for this indication.

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Brain tumors with c-Met alteration — The potential of APL-101/PLB1001 was first observed in a Phase 1 study of glioma subjects with PTPRZ1-MET fusion, in which APL-101 was also shown to penetrate into the cerebrospinal fluid (“CSF”) space. (Hu, Cell 2018). A Phase 2/3 study in subjects with glioma with PTPRZ1-MET fusion is ongoing in China. An ongoing Phase 2 global study, APL-101-01, also recruits subjects with brain tumor and c-Met alteration.

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Other solid tumors with c-Met alterations. APL-101 also has therapeutic potential in other cancer indications and patients with other types of MET mutations, including MET fusions and MET amplification. MET amplification has been shown to occur in approximately 15-20% of cases in NSCLC with EGFR mutation, 2.5% in GBM, 4.7% in thyroid cancer, 3.3% in esophageal cancer, 4.5% in liver cancer and 6.4% in melanoma.

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Combination therapies. C-Met plays an important role in mechanisms underlying resistance of many other chemotherapies in patients with a number of mutations, including EGFR, ROS1, MEK and ALK. In an investigator sponsored trial (“IST”) at Washington University, APL-101 is used in combination with osimertinib, an EGFR inhibitor, in the first line treatment of NSCLC with EGFR mutation in an attempt to overcome the resistance mechanism.

c-Met is a clinically-validated target with one small molecule c-Met inhibitor drug with full approval and another molecule with accelerated approval for the treatment of adult patients with metastatic NSCLC harboring the exon-14 c-Met skipping mutation in the United States. These two medicines are also conditionally approved in Europe, while another c-MET inhibitor is conditionally approved in China. According to the CIC Report, the market size of single-targeted c-Met inhibitor globally (excluding China) is expected to grow from $22.8 million in 2020 to $2.2 billion in 2025 at a CAGR of 150.2%, and then to $9.3 billion in 2030 at CAGR of 33.1% from 2025. In the United States, the market size of single-

targeted c-Met inhibitor is expected to grow from $8.5 million in 2020 to $867.7 million in 2025 at a CAGR of 152.4%, and then to $3.8 billion in 2030 at CAGR of 34.1% from 2025.

We have exclusive global development and commercialization rights for APL-101 outside of China, including Hong Kong and Macau. We believe that this represents a significant global commercial opportunity.

Several of the multiple tumor types with a number of c-Met mutations that APL-101 may potentially address, and is therefore being explored in our ongoing Phase 1/2 global study, are as follows: (i) NSCLC with MET Exon-14 skipping, (ii) NSCLC with c-Met amplification and (iii) brain tumors with c-Met fusion.

A completed Phase 1 study in NSCLC subjects with c-Met dysregulation demonstrated initial support for the potential tolerability and efficacy of APL-101 in NSCLC subjects with MET Exon-14 skipping and those with c-Met amplification. A Phase 2 study in NSCLC subjects with either MET Exon-14 skipping or c-Met amplification is ongoing in China, sponsored by our partner, Beijing Pearl. We have successfully completed the Phase 1 portion of our Phase 1/2 study. We are continuing the multicohort Phase 2 portion of the APL-101 study in subjects with NSCLC with MET Exon-14 skipping, NSCLC with c-Met amplification, brain tumor with c-Met alteration, or other solid tumors with c-Met amplification or MET fusion.

Furthermore, we are excited about the potential opportunity to pursue NSCLC with the c-Met amplification indication under the accelerated approval pathway as there is no approved targeted treatment for this indication.

Finally, we believe APL-101 has the potential to be one of the leading target treatments for GBM with PTPRZ1-MET alteration. Following the initial signal of potential efficacy in this difficult-to-treat brain tumor in a Phase 1 study that also demonstrated APL-101 entrance into CNS with dose related concentration in the CSF (Hu, Cell 2018), our partner, Beijing Pearl, is conducting a Phase 2/3 study for evaluating APL-101 for the treatment of recurrent secondary glioblastoma with PTPRZ1-MET fusion gene.

Regarding the companion diagnostic support for the development and future use of APL-101, we use whole transcriptome sequencing technology to select and to confirm eligible subjects with specific c-Met mutations and maximize the therapeutic reach and potential of APL-101 across cancers. In collaboration with Caris, we are developing a MET companion diagnostic assay using Caris’s proprietary technology, MI Transcriptome™ platform, an RNA-based NGS assay to potentially detect MET mutations, specifically MET Exon-14 skipping mutation, MET amplification and MET fusions.

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E-Selectin antagonist programs aiming to transform the standard of care for AML. APL-106 (Uproleselan) is an E-Selectin antagonist, which we are developing in collaboration with GlycoMimetics. GlycoMimetics has conducted clinical trials of APL-106 and finished Phase 3 enrollment in subjects with r/r AML outside Greater China. We are currently conducting an ongoing bridging Phase 3 study in r/r AML in China.

AML is a blood cancer with significant unmet medical need and limited therapeutic options. According to the CIC Report, incidence of AML in China was 26,900 in 2019 and is forecast to rise to 29,000 by 2024 and further to 31,400 by 2030.

E-Selectin has been shown to play an important role in the progression of AML by allowing the cancer cells to “hide” in the bone marrow to escape eradication by conventional chemotherapy. Preclinical studies of APL-106 suggest that E-Selectin inhibition disrupts the cell adhesion involved in environment-mediated drug resistance and mobilizes the blasts (cancerous leukemic cells) from the bone marrow into the bloodstream, making the cancer cells potentially more susceptible to chemotherapy. Therefore, APL-106 has the potential to work synergistically with chemotherapy to enhance the clearance of leukemic cells while sparing normal cells. APL-106 has appeared well tolerated and demonstrated positive results with an initial favorable PK and biomarker profile in clinical trials conducted by GlycoMimetics (DeAngelo, Blood, 2022). In September 2020, we received IND approval from the NMPA to enable clinical trials of APL-106 in China. This approval enables the initiation of a Phase 1 PK and tolerability study and includes acceptance of a Phase 3 bridging study of APL-106 in combination with chemotherapy in r/r AML.

A number of special designations have been granted to the candidate drug by various regulatory authorities in and outside Greater China. GlycoMimetics has received several designations for APL-106 from regulatory authorities, including (i) ODD for the treatment of patients with AML, granted by the FDA and European Medicines Agency (“EMA”) in May 2015 and May 2017, respectively, (ii) fast track designation for the treatment of adult patients with r/r AML and elderly patients aged 60 years or older with AML, granted by the FDA in June 2016, and (iii) breakthrough therapy designation for the treatment of adult patients with r/r AML, granted by the FDA in May 2017. In January 2021, APL-106 was granted breakthrough therapy designation for the treatment of r/r AML by the NMPA. Recently, GlycoMimetics announced that based on blinded, pooled survival data showing patients in the Phase 3 study continuing to live longer than historically expected, they have an agreement with the FDA to conduct an interim utility analysis of the pivotal Global Phase 3 Study in r/r AML.

Furthermore, in recognition of the potential value of the innovative treatment using APL-106 (Uproleselan), the National Cancer Institute (“NCI”) is sponsoring a Phase 2/3 study of APL-106 in combination with conventional chemotherapy for the treatment of older adults with newly diagnosed AML, with the intention of supporting marketing authorization for first line treatment.

We also in-licensed the Greater China rights of APL-108 from GlycoMimetics. The high potency of APL-108 would make subcutaneous dosing feasible, and such dosing convenience may broaden its clinical applications. APL-108 has therapeutic potential in multiple solid and liquid tumors beyond AML, as well as other hematologic disorders, such as sickle cell anemia.

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Strong in-house R&D engine coupled with global business development capability. We are a global team with capabilities spanning from early-stage discovery through late-stage clinical development. We are developing a diverse pipeline of cancer therapies. With our core management team deployed between the United States and China, we are also able to source talents and assets from other biotechnology companies in the East and the West. We have proven our scientific and development capabilities with the ability to build a robust pipeline by having secured or filed more than 79 active patents and patent applications, with more than 50 owned or directly filed by Apollomics, spanning nine therapeutic targets and covering discovery, development and manufacturing know-how.

We believe our knowledge in target discovery, cancer biology and antibody generation and development, as well as our protein engineering capabilities and global clinical development capabilities will maximize the probability of high quality drug candidates to grow our pipeline to be followed by technical and regulatory success of our in-house discovered drug candidates. Our antibody discovery capabilities are driven by designing with therapeutic developability in mind. In addition, we design antibodies based on information on target sites, sequences, and functional relationships, and we also use some of the latest RNA screening and sequencing technologies in our drug discovery and development process. We focus on selecting therapeutic targets and potential responders to targeted therapies to generate antibodies with good binding affinity to the tumor/cell and under quick internalization.

With our presence in China and the United States, together with our drug development know-how and oncology expertise, we consider us an ideal partner for companies from the West interested in entering the fast-growing China market, as well as companies from China interested in accessing the global market. We have entered into in-licensing arrangements and established collaboration relationships with several biotechnology companies:

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Development of drug candidates in collaboration with local partners. We have established partnerships with local players in China, including Beijing Pearl (APL-101), Genor (APL-501), and CTTQ (APL-502). As an example, we are collaborating with Beijing Pearl on APL-101 by utilizing their development workstreams, including clinical data generated globally and in China, to help us comply with various global regulatory requirements. Through partnership arrangements with local partners, we have the right to access data, know-how and other materials generated by our partners in China to complement our international development efforts.

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In-licensed drug candidates. In the West, we have entered into a collaboration and exclusive license agreement with GlycoMimetics (Nasdaq: GLYC), a company renowned for discovering, developing and commercializing novel, small-molecule glycomimetic product candidates, with respect to two highly innovative E-Selectin antagonist drug candidates, APL-106 and APL-108. Pursuant to the GlycoMimetics Agreement (as defined below), we have obtained exclusive rights for the development and commercialization of these innovative products in Greater China, while GlycoMimetics retains the rights outside Greater China. Recently, we in-licensed: (i) the worldwide rights (excluding China, Hong Kong and Taiwan) of APL-122 from Edison; and (ii) the rights in the United States, Greater China and South Africa of APL-810 from Nuance Pharma Limited and TYG Oncology Limited.

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Collaborative regulatory strategies for drug candidates. We work closely with our partners in preclinical and clinical development, and leverage their data to potentially expedite clinical development, the regulatory process and market access for our products in China and globally. For example, leveraging the expedited regulatory pathway in China and the clinical data generated by GlycoMimetics in the United States, we obtained an IND approval of APL-106 from the NMPA on September 11, 2020, and have initiated a Phase 1 PK and tolerability study in February 2021 and a Phase 3 bridging study of APL-106 in China in September 2021. In January 2021, APL-106 was granted breakthrough therapy designation for the treatment of r/r AML by the NMPA. Achieving these milestones could significantly reduce the time and cost required for our development of APL-106 in China.

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Development of companion diagnostic assay. We have established a partnership with Caris for the development of a MET companion diagnostic assay, potentially an important diagnostic tool for APL-101-based therapies.

Landscape of c-Met Inhibitors

MET Exon-14 skipping occurs in 3% to 4% of NSCLC, and has been reported to be associated with worse outcome than in NSCLC without this c-Met alteration. NCCN currently recommends c-Met inhibitor TKI monotherapy as first line treatment of choice for NSCLC with MET Exon-14 skipping.

As of the date of this proxy statement/prospectus, throughout the world, NSCLC with MET Exon-14 skipping is the only indication which some of these c-Met TKIs are approved despite other c-Met mutations/dysregulations, such as c-MET amplifications and MET fusions. Capmatinib and tepotinib are both approved for the treatment of first- and second-line setting in patients with NSCLC MET Exon-14 skipping mutation in the United States and Japan, and second-line setting in Europe. The third approved c-Met inhibitor is savotinib, which is approved in China. These three c-Met inhibitors are approved, mostly under conditional approval/accelerated approval (except for capmatinib in the United States which subsequently received full approval in August 2022 after initial accelerated approval in 2020) for treatment of NSCLC with MET Exon-14 skipping as the only indication.

Our Clinical-Stage Candidates

APL-101 (c-Met Inhibitor)

Introduction

APL-101 is a selective and potent inhibitor of the c-Met receptor kinase, which is overexpressed and/or mutated in several tumor types. APL-101 has demonstrated preclinical tumor inhibitory effect in a variety of human primary c-Met amplified gastric, hepatic, pancreatic and lung cancer xenograft models. APL-101 is an oral agent being evaluated in two ongoing Phase 2 multi-cohort pivotal studies for the evaluation for the indications of: (i) NSCLC with MET Exon-14 skipping, (ii) NSCLC with c-Met amplification and (iii) other solid tumors with c-Met alterations, such as c-Met fusion or c-Met amplifications. APL-101 is also being evaluated in a Phase 2/3 study in subjects with glioblastoma multiforme (“GMB”) with PTRPZ1-MET fusions in China.

APL-101 is also being evaluated in an investigator-initiated Phase 1 study in combination with osimertinib in NSCLC subjects with EGFR mutation.

Mechanism of Action

c-Met Pathway & c-Met mutations/alterations in cancers

c-Met is a transmembrane, receptor tyrosine kinase. The extracellular portion of c-Met is composed of three domain types: (i) a ligand binding domain, semaphorin (“Sema”) domain; (ii) a plexin-semaphorin-integrin (“PSI”) domain which follows the Sema domain; and (iii) four immunoglobulin-plexin-transcription (“IPT”) domains, which connect the PSI domain to the transmembrane helix. Intracellularly, c-Met contains: (i) a juxtamembrane domain that negatively regulates c-Met; (ii) a tyrosine receptor kinase catalytic domain; and (iii) a docking site that recruits several transducers and adaptors when c-Met is active. c-Met is activated by the binding of its ligand, HGF.

c-Met, after binding with HGF, activates a variety of intracellular signaling pathways within the cell, including those involved in proliferation, motility, survival, morphogenesis and angiogenesis. In cancer cells, c-Met has been found to be aberrantly activated via mutation, amplification, gene fusion/rearrangement or protein overexpression. Aberrant c-Met signaling has been reported in a wide variety of human malignancies, including gastric, lung, colorectal, breast, bladder, head and neck, ovarian, prostate, thyroid and pancreatic tumors as well as sarcomas, hematologic malignancies and CNS tumors. Because of its pleotropic role in cellular processes important in oncogenesis and cancer progression, c-Met is an important target in anticancer therapy. Several molecules targeting c-Met have been evaluated in different Phases of clinical trials.

The finding that cancer cells often use c-Met activation to escape therapies targeting other pathways strengthens the rationale for c-Met-targeted therapeutics. In addition to the primary tumors with c-Met alterations that is associated with treatment resistance and worse treatment outcomes than those without c-Met alterations, c-Met amplification may also develop as part of treatment resistance following targeted TKI treatments against EGFR, ALK, and ROS.

c-Met signaling pathway

Source: Company

Note:

(1)	c-Met activation induces biological responses via activation of various intracellular signaling pathways.

Aberrant c-Met signaling in cancer cells can occur through a number of mechanisms, including c-Met protein overexpression, MET gene amplification, MET gene or fusion/rearrangement.

c-Met Exon-14 Skipping Mutation

c-Met Exon-14 gene mutations with functional impact have been found in various domains. Mutations in the Sema domain, which upregulate kinase activity or affect ligand binding of c-Met, have been found in cancers of unknown primary origin. Mutations in the catalytic region are observed in several tumor types, including papillary renal carcinoma, childhood hepatocellular carcinoma and lymph node metastases of head and neck squamous-cell carcinomas. Mutations in the splicing sites of MET Exon-14, the exon which encodes the juxtamembrane domain of c-Met, cause exon skipping and deletion of the entire juxtamembrane domain. Mutations in the splicing sites of MET Exon-14 have been found in various solid tumors, including lung cancers, and have recently been shown to occur in 3% to 4% of NSCLC adenocarcinomas, 2% of squamous cell carcinomas, and 1% to 8% of other subtypes of lung cancer. NSCLC with MET Exon-14 skipping is the only indication for which 3 selective c-Met inhibitors have received regulatory approval: capmatinib received full approval from the FDA in August 2022 following original accelerated approval in 2020, tepotinib received accelerated approval from the FDA in 2021 and savotinib received approval by the NMPA in 2021.

c-Met amplification

c-Met amplification has been found to occur in many solid tumors. In NSCLC, amplification of MET typically occurs in about 2% to 5% of newly diagnosed adenocarcinomas. A much greater incidence of MET amplification may be occurring as part of the resistance mechanism in NSCLC patients treated with TKIs targeting other mutations such as EGFR, ALK and ROS. For example, up to 20% of NSCLC subjects with EGFR mutation developed c-Met amplification following treatment with EGFR TKI inhibitor like erlotinib, gefitinib, or osimertinib. Amplification of MET (and overexpression of the c-Met protein) is also a common event in brain metastases of NSCLC. Furthermore, fluorescence in situ hybridization (“FISH”)-positive MET status predicts worse survival in subjects with advanced NSCLC. c-Met amplification is associated with worse outcomes. A retrospective study of 447 NSCLC patients with available tumor tissue from primary lung tumor and OS data demonstrated that increase in gene copy number (measuring the extent of amplification) is an independent negative prognostic factor in surgically resected NSCLC with an OS of 25.8 months for subjects with MET > five copies/cell compared with 47.5 months for subjects with MET < five copies/cell (p=0.0045). There is currently no approved treatment of tumors with c-MET amplification.

c-Met Fusion

A recent study reported that gene fusions drive the development of 16.5% of cancer cases, and function as the sole driver in more than 1% of them. Recently, gene fusions have served as specific targets for treatment, resulting in dramatically improved patient outcomes with multiple other gene fusion targets under investigation. Activation of c-Met signaling may also be driven by oncogenic fusion proteins, including translocated promoter region (TPR)-MET, CAP-Gly domain-containing linker protein 2 (CLIP2)-MET and TRK-fused gene (TFG)-MET, each of which contains the entire sequence downstream of the juxtamembrane domain of c-Met. MET fusions have been more frequently observed in high-grade gliomas and in gliomas treated with radiation or temozolomide. In one study reported by Bao et al. in 2014, out of 272 glioma samples that were analyzed, 67 in-frame fusion transcripts were identified, including three recurrent fusion transcripts: FGFR3-TACC3, RNF213- SLC26A11 and PTPRZ1-MET (i.e., ZM fusion). Clinically, patients afflicted with ZM fusion-harboring secondary glioblastoma multiforme (“GBM”) had poor survival relative to those with non-ZM-harboring secondary GBMs (P < 0.001). The mutational landscape of 188 secondary GBMs was studied to find significant enrichment of TP53 mutations, somatic hypermutation, exon 14 skipping mutations, ZM fusions, and MET amplification. It was found that exon 14 skipping mutation frequently co-occurs with ZM fusion and is present in about 14% of cases with significantly worse prognosis. There is currently no approved treatment for tumors with c-MET fusion.

APL-101 c-Met Tyrosine Kinase Inhibitor (TKI)

APL-101 (vebreltinib, formerly bozitinib, PLB1001, CBT-101) is a small molecule, orally bioavailable ATP-competitive, type 1b inhibitor of the c-Met tyrosine kinase. In biochemical kinase screening assays, APL-101 inhibited wild type c-Met and some of its mutants at subnanomolar concentrations. In an intracellular c-Met in vitro assay IC50 was 0.52 nM, which is relatively potent compared with other c-Met inhibitors. In addition to its potency and to extend its kinase selectivity profiling, the affinity of APL-101 to different kinases was measured in a set of ~442 kinases and disease relevant variant using the KINOMEscan selectivity screening platform. At a screening concentration of 10 µmol/L, only three kinases scored hits with the predefined cutoff of ≥65% reduction in binding to the capture matrix compared with vehicle control. These hits included c-Met and two mutant variants consequently confirming the high selectivity of APL-101 for c-Met kinase.

Inhibition of c-Met kinase activity by APL-101 was demonstrated by the attenuation of its autophosphorylation state as well as the phosphorylation of downstream signaling proteins in a dose- and time-dependent manner in various tumorigenic cell lines that highly express c-Met, including gastric, lung, hepatic and pancreatic cancer cells. APL-101 also inhibited the proliferation and survival of c-Met-dependent cancer cells, including cancer cell growth driven by specific c-Met mutations or amplification. Lastly, APL-101 demonstrated anti-tumor activity against patient-derived human lung cancer xenografts with either c-MET Exon-14 skipping mutations, c-Met amplifications, or c-Met fusion implanted into nude mice. These studies support the proposed mechanism of action of APL-101 and its activity in the proposed patient population.

MET alterations and oncogenic addiction

Source: Company.

Candidate Development

APL-101 Development

Apollomics was formerly known as Crown Biotherapeutics (“CBT”), which was a subsidiary of Crown Bioscience International. Crown Bioscience International discovered APL-101 and outlicensed the commercial rights for China (inclusive of Mainland China, Hong Kong, and Macau) to Beijing Pearl Biotechnology (Pearl) on November 7, 2012. Both Apollomics and Pearl have been advancing the development (CMC, preclinical, and clinical) of APL-101 for the treatment of solid tumors with c-Met alterations.

APL-101/PLB1001 Clinical Trials

Phase 1 Studies

•	Phase 1 NSCLC (HMO-PLB1001-2013012-01)

The Phase 1 NSCLC study HMO-PLB1001-2013012-01 (N=37) was an open-label dose escalation (N=19) and expansion (N=18) study in which APL-101 doses ranging from 50 mg twice daily (“BID”) to 275 mg BID and 300 mg four times daily (“QD”) were evaluated in 37 Chinese subjects with NSCLC with c-Met dysregulation.

Figure 1	HMO-PLB1001-2013012-01 Phase 1 Dose Escalation and Expansion Schema

Overall Finding: The preliminary efficacy data of APL-101 (PLB1001) from the Phase 1 trial for treatment of NSCLC with MET Exon-14 skipping can be seen in Table AA with selection of 200 mg BID as recommended Phase 2 dose (“RP2D”). The maximum tolerated dose (“MTD”) was not reached (Yang et al. 2020).

Table AA. Efficacy Summary of Study HMO-PLB1001-2013012-01

PR – partial response; SD – stable disease; ORR – objective response rate (complete response (CR) + PR); DCR – disease control rate (CR + PR + SD). Note that the FDA does not consider SD as a response or DCR for regulatory purposes.

Safety

Among the 37 subjects in the dose escalation phase and dose expansion phase of the Phase 1 APL-101 clinical trial, no occurrence of dose-limiting toxicity (“DLT”) and maximum tolerated dose (“MTD”) were observed, and the drug-related adverse events (“AE”) were mainly Common Terminology for Adverse Events (“CTCAE”) grade 1–2. Most AEs were common adverse events of small-molecule targeted therapy tyrosine kinase inhibitor drugs and similar c-Met inhibitors, such as increased transaminases, peripheral edema, increased lipase and increased amylase. Of the 15 serious adverse events (“SAEs”) reported in ten subjects, five SAEs in four subjects were considered related to study drug: three events of abnormal liver function in two subjects (one treated with 200 mg BID and the other with 300 mg QD); one event of bilirubin elevation in a subject treated with 275 mg BID; and one event of peripheral edema in a subject treated with 200 mg BID. The abnormal liver enzyme abnormality SAEs and bilirubin elevation SAEs improved to baseline or Grade 1 AE upon study drug discontinuation.

Table BB. Safety summary of Study HMO-PLB1001-2013012-01

The drug exposure increased with the increase in dose during the dose escalation phase in the Phase 1 APL-101 clinical trial for NSCLC indications. After the drug reached a steady state drug concentration, the drug concentration in different dose groups showed dose correlation, see Figure YY.

Figure YY. Steady-State Drug Concentration of APL-101 in Phase I Study in NSCLC subjects ( HMO-PLB1001-2013012-01)

Pearl (China) Phase 1 Glioblastoma Multiforme Trial- Study HMO-PLB1001-I-GBM-01

Study HMO-PLB1001-I-GBM-01 (sponsored by Pearl) was a Phase 1, open-label dose-escalation and expansion study of APL-101 to assess safety and tolerability, and to determine the RP2D of APL-101 in subjects with PTPRZ1-MET fusion-gene (ZM fusion) positive recurrent high-grade gliomas. Treatment in this study has been completed. A total of 18 subjects were enrolled in 4 dose cohorts: 4 at 100 mg/day (50 mg BID), 4 at 200 mg/day (100 mg BID), 3 at 400 mg/day (200 mg BID) and 7 at 600 mg/day (300 mg BID). The RP2D has been determined to be 300 mg BID.

Treatment-emergent AEs were reported by 17 subjects. Grade ≥ 3 events were reported for five subjects. APL-101 related Grade ≥ 3 were reported for three subjects. Three subjects experienced three serious adverse events, one of which (cerebrovascular accident) was considered possibly related to the study drug.

Efficacy data in the six evaluable subjects with secondary GBM is as follows: two (33%) achieved PR, two (33%) achieved SD; the ORR (CR+PR) was 33%; the DCR (CR+PR+SD) was 67%; the 6-month survival was > 67% (4/6); median overall survival was >9 months. Furthermore, the concentration of APL-101 in the CSF increased with increasing dose, consistent with plasma exposure. The concentration in CSF was about 5% of the steady-state plasma.

APL-101-01 Phase 1/2 Study in Subjects with solid tumors with c-Met dysregulation — Phase 1 Component (U.S.)- by Apollomics

APL-101-01 (SPARTA) is an open-label Phase 1/2 clinical study (conducted by Apollomics), which has two key components. The Phase 1 component with n=17, which has been completed, was a dose escalation study to evaluate tolerability and pharmacokinetics of APL-101 50 mg BID to 200 mg BID in U.S. subjects with solid tumors with c-Met alterations. APL-101 was well tolerated without reaching MTD, and the PK results further support the selection of 200 mg BID as RP2D for NSCLC. Signals of potential durable (> 2 years) efficacy (by achieving partial response) was first observed in a subject with recurrent metastatic Schwannoma with c-Met expression as well as in a subject with recurrent GBM with c-Met amplification previously treated with Temolar, Avastin and Nivolumab. Of the three SAEs reported in three subjects, one SAE of hyponatremia was considered related to the study drug.

APOLLO Phase 1/2 Study- APL-101 in Combination With PD-1 Antibody (APL-501 or Nivolumab) (Australia) — by Apollomics

In this Phase 1/2 study in Australia, 20 subjects with locally advanced or metastatic hepatocellular carcinoma (“HCC”) or renal cell carcinoma (“RCC”) were treated with APL-101 in combination with a PD-1 antibody (APL-501 in HCC, nivolumab in RCC). Treatment in this study was completed in the first half of 2022. Data analysis is ongoing.

Phase 1/2 Investigator-Sponsored Study of APL-101 in combination with Osimertinib in NSCLC with EGFR mutation

This is an ongoing trial at Washington University School of Medicine, titled “Phase I/II study exploring the safety and efficacy of combining APL-101 with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC.”

Phase 1 studies in Healthy Volunteers

A number of APL-101 clinical pharmacology studies in healthy volunteers are summarized as follows:

A.	Completed by Apollomics: APL-101-02 (N=16) — bioequivalence study

B.	Ongoing study by Apollomics: APL-101-03 (N=48) — bioequivalence study

C.	Completed by Pearl:

PLB1001-1c-01 (N=16) — food effect

PLB1001-1d-01 (N=6) — mass balance

PLB1001-1e-01 (N=36) — drug-drug interaction

Ongoing Phase 2 or Phase 3 APL-101/PLB-1001 Studies

A.	Phase 2 Component of Study APL-101-01 (SPARTA Study) by Apollomics

“Phase 1 / 2 Multicenter Study of the Safety, Pharmacokinetics, and Preliminary Efficacy of APL-101 in Subjects with Non-Small Cell Lung Cancer with c-MET Exon-14 Skip Mutations and c-Met Dysregulation Advanced Solid Tumors”

The Phase 2 component of APL-101-01 is an ongoing open-label multi-cohort study for evaluation of efficacy and safety of APL-101 for the treatment of a number of solid tumors, including NSCLC with MET Exon-14 skipping, NSCLC with c-Met amplification, brain tumors with MET fusion or MET amplification and other solid tumors with MET amplification or MET fusion. Table DD below summarizes the cohorts in the Phase 2 portion of SPARTA study.

Table DD

Cohort A1 EXON 14 Skipping NSCLC (MET inhibitor naïve) 1L (Stage 1=15, Stage 2=31)

Cohort A2 EXON 14 Skipping NSCLC (MET inhibitor naïve) 2L/3L (N=60)

Cohort B EXON 14 Skipping NSCLC (MET inhibitor experienced) (Stage 1=10, Stage 2=19)

Cohort C Basket of tumor types except primary CNS tumors, MET amplification (MET inhibitor naïve) (Stage 1=10, Stage 2=50)

Cohort C-1 NSCLC harboring MET amplification and wild-type EGFR (MET inhibitor naïve) (Stage 1=10, Stage 2=36)

Cohort D Basket of tumor types except primary CNS tumors, harboring MET gene fusions (MET inhibitor naïve) (Stage 1=10, Stage 2=36)

Cohort E Primary CNS tumors with MET alterations (MET inhibitor naïve) (Stage 1=10, Stage 2=30)

Apollomics is conducting the ongoing Phase 2 portion of the global SPARTA study at 90 study sites in over 10 countries that includes the United States, Canada, Spain, Germany, Italy, United Kingdom, Finland, Hungary, Russia, Australia, Singapore and Taiwan. As of the date of this proxy statement/prospectus, there are 171 subjects enrolled in the SPARTA study, including subjects with NSCLC with MET Exon-14 skipping or with MET amplification, brain tumors with PTPRZ1-MET fusion, and subjects with other solid tumors with MET alterations like MET amplification or MET fusion.

The primary endpoint of the ongoing Phase 2 portion of the SPARTA study is objective response rate (“ORR”) per blinded independent review committee (“BIRC”) by RECIST v.1.1 for NSCLC and other solid tumors and by Response Assessment in Neuro-Oncology (“RANO”) for brain tumors, with median duration of response (“DOR”) as a secondary endpoint. Additional secondary endpoints include ORR per investigator assessment based on RECIST v1.1, antitumor activity by clinical benefit rate (CR + PR + SD ≥ 4 cycles) based on RECIST v1.1 (or relevant criteria per tumor type), median time to progression (“TTP”), and progression free survival (“PFS”) and overall survival (“OS”) at 6, 12, 18 and 24 months.

B.	Phase 2 Study PLB1001-II-NSCLC-01 Study in Chinese NSCLC subjects with MET Exon-14 skipping or MET amplification by Pearl

PLB1001-II-NSCLC-01 Study Design

Enrollment of NSCLC subjects with MET Exon-14 skipping was completed in 2021. Some subjects are currently continuing treatment. The enrollment of NSCLC with MET amplification is ongoing. The primary efficacy endpoint is objective ORR per RECIST v 1.1. The secondary efficacy endpoints include PFS, OS, disease control rate (“DCR”), TTR and DOR.

C.	Phase 2/3 Study In Recurrent Chinese GBM Subjects With PTPRZ1-MET Fusion Gene (Study PLB1001-II-GBM-01) by Pearl

“A Randomized, Controlled, Open-Label, Multicenter, Phase II/III Clinical Study Assessing the Safety and Efficacy of Bozitinib Enteric-Coated Capsules in the Treatment of PTPRZ1-MET Fusion-Positive Secondary Glioblastoma”

This is an ongoing multicenter, double-blind, randomized, active controlled study to compare APL-101 to active comparator (either temozolomide or cisplatin combined with etoposide regimen) in subjects with recurrent secondary glioblastoma (progression from lower grade glioma to glioblastoma) or IDH mutant glioblastoma with PTPRZ1-MET Fusion. This study enrolled 84 subjects who were randomized 1:1 for APL-101 vs. active comparator. The primary efficacy endpoint is OS. Key secondary endpoints are progression-free survival (PFS), ORR (PR+CR), KPS score and EORTC quality of life measurement scale (QLQ-C30, QLQ-BN20).

APL-101 Clinical Development Strategy & Plans

We are pursuing the three initial indications below while exploring the treatment of other solid tumors with c-Met alterations like MET amplification or MET fusion with APL-101:

1.	NSCLC with MET Exon-14 skipping;

2.	NSCLC with MET amplification; and

3.	GBM with c-Met dysregulation.

NSCLC with MET dysregulation indications: MET Exon-14 skipping and those with MET amplification

Lung cancer is a leading cause of cancer death, and NSCLC comprises 85% of lung cancers. Among subjects with NSCLC, 3% to 4% have MET Exon-14 skipping mutation, and 3% to 5% have MET amplification on initial presentation while 20% EGFR+ NSCLC subjects manifest with MET over-expression or c-Met amplification when they develop resistance following treatment with targeted therapy using an EGFR inhibitor (TKI). NSCLC with MET genomic alteration such as MET Exon-14 skipping, c-Met amplification/over-expression are less responsive to systemic non-targeted therapy typically used for treating NSCLC such as checkpoint inhibitor antibodies, and have worse outcome than NSCLC with MET genomic alterations (Sabari et al., Coactivator Condensation at Super-Enhancers Links Phase Separation and Gene Control, 2018). Since the accelerated approval of c-Met inhibitors in the United States (capmatinib in 2020 and tepotinib in 2021) for treatment of NSCLC harboring MET Exon-14 skipping mutation, NCCN recommends the use of c-Met inhibitor TKI for first line treatment of NSCLC with MET Exon-14 skipping. However, there has not been any approved targeted therapy for NSCLC with c-Met amplification, with wild type or resistance following EGFR TKI.

An indication of potential APL-101 efficacy in NSCLC with c-Met dysregulation was first observed in the completed Phase 1 Study HMO-PLB1001-2013012-01. In this study, 36 evaluable Chinese subjects with NSCLC and c-Met dysregulations (METex14 skipping, c-Met amplification, or c-Met protein over-expression) were treated with single-agent APL-101. An ORR of 66.7% (median DOR 9.3 months) was achieved in the 15 subjects with NSCLC harboring METex14 skipping mutations, with an ORR of 72.7% (median DOR 8.3 months) in the subset of subjects treated at the RP2D of 200 mg BID (n=11) with disease control rate (DCR) of 100% (DCR=CR+PR+SD). Duration of response was up to 3 years.

APL-101 in NSCLC with MET Exon-14 skipping is being evaluated in two ongoing Phase 2 studies (U.S./global study APL-101-01 and China study PLB1001-II-NSCLC-01).

At an End-of-Phase 1 meeting in November 2021, we sought FDA input on our development plan for two indications: NSCLC with MET Exon-14 skipping and NSCLC with MET amplification. We discussed potential accelerated approval for the treatment of NSCLC with MET Exon-14 skipping based on the “totality of data” from the PEARL and SPARTA studies. The FDA explained that in order to support accelerated approval we must demonstrate that APL-101 provides a meaningful therapeutic benefit over treatments that have received full approval at the time of consideration for accelerated approval. Additionally, the FDA recommended that we request an additional meeting when more data is available to discuss: 1) the data package needed to support a marketing application seeking accelerated approval, and 2) plans for confirming the clinical benefit of APL-101. The FDA also provided guidance on sample size requirements and study endpoints. The FDA also requested additional information for FDA to determine if the proposed 200 mg BID dosage is optimized for efficacy and safety. The FDA recommended that we request a meeting when more data is available to discuss the development programs for the other APL-101 indications. In August 2022, FDA granted us Orphan Drug Designation of APL-101 (vebreltinib) for treatment of “non-small cell lung cancer with MET genomic tumor aberrations” which includes MET Exon-14 skipping and c-Met amplification.

As the clinical data in our two ongoing Phase 2 studies are collected, we plan to conduct follow-up communications with the FDA in the near future for further guidance on clinical data requirements for an NDA for NSCLC harboring MET Exon-14 skipping.

We plan to pursue the NSCLC with MET amplification indication with clinical results from the relevant patient subgroup from our APL-101-01 study and patients from Pearl’s Phase 2 study in NSCLC patients. We plan to seek accelerated approval for this indication in the United States when we have sufficient clinical data showing benefit outweighs risk, as there is no approved targeted treatment for this indication as of the date of this proxy statement/prospectus.

We intend to take a similar approach towards seeking regulatory approval for NSCLC with c-Met alterations like MET Exon-14 skipping and MET amplification in other jurisdictions such as the EU and ROW countries.

To explore the potential for addressing the issue of treatment resistance to EGFR TKIs, APL-101 in combination with Osimertinib is being studied as part of first line treatment in an ongoing metastatic NSCLC subjects with EGFR mutation in an investigator sponsored study (“IST”) at Washington University School of Medicine: “Phase I/II study exploring the safety and efficacy of combining APL-101 with frontline osimertinib in subjects with EGFR-mutated metastatic NSCLC.

GBM with c-Met dysregulation

Glioblastoma multiforme (“GBM”) has a grave prognosis. Patients with recurrent disease typically have short survival of only a few months. The current standard of care treatment for GBM is temozolamide with radiation. GBMs with MET dysregulation like PTPRZ1-MET mutation are reported to have worse outcome than those without. There is no approved targeted therapy for treatment of GMB with MET dysregulation. New treatments are urgently needed.

In the APL-101 program, early evidence of brain penetration of APL-101 came from the response in brain metastases of subjects with NSCLC with MET Exon-14 skipping as well as those from GBM subjects with PTPRZ1-MET fusion or with c-Met amplification in Phase 1 studies. Subjects with brain tumors (inclusive of GBM) with PTPRZ1-MET fusion or with c-Met amplification are evaluated in two ongoing clinical trials: global Phase 1/2 study APL-101-01 being conducted by Apollomics and the Phase 2/3 active-controlled study in GBM with PTPRZ1-MET fusion by our partner, Pearl.

Market Opportunity and Competition

NSCLC. According to the CIC Report, global (excluding China) incidence of NSCLC was 1.0 million cases in 2019 and is expected to expand to 1.3 million by 2030. In the United States, the incidence of NSCLC was approximately 178,300 cases in 2019 and is expected to reach approximately 221,200 in 2030. In the United States, the incidence of NSCLC with MET Exon-14 skipping mutation was approximately 5,700 cases in 2019 and is expected to reach approximately 7,100 in 2030. The combination therapy of c-Met inhibitors and MEK inhibitors or immune checkpoint inhibitors has the potential to exert synergistic effects in NSCLC patients. In addition, since c-Met amplification accounts for approximately 20% of the acquired resistance to EGFR-TKIs in NSCLC patients with EGFR mutation, c-Met inhibitors have the potential to overcome such resistance in these patients. According to the CIC Report, the global (excluding China) market size of single-targeted c-Met inhibitors for the treatment of NSCLC is expected to grow to $1.5 billion in 2025 and further to $3.1 billion by 2030, representing a CAGR of 14.8% from 2025. In the United States, the market size is projected to grow to $584.3 million in 2025 and further to $1.2 billion in 2030, representing a CAGR of 15.3% from 2025, according to the CIC Report.

Capmatinib, a single-targeted c-Met inhibitor, was originally granted accelerated approval by the FDA in 2020 and has been adopted for the treatment of NSCLC patients with MET Exon-14 skipping mutation in the first-line and subsequent treatments in the United States. The FDA granted full approval to capmatinib in August 2022. Another single-targeted c-Met inhibitor, tepotinib, was also granted accelerated approval by the FDA for the treatment of metastatic NSCLC patients with MET Exon-14 skipping mutation in February 2021. As of the date of this proxy statement/prospectus, there were a number of clinical trials in which single-targeted and multi-targeted c-Met inhibitors are being used alone or in combination with other drugs for the treatment of NSCLC patients.

GBM. According to the CIC Report, global (excluding China) incidence of GBM expanded from approximately 80,200 cases in 2015 to approximately 85,100 cases in 2019, and is expected to reach to approximately 98,500 cases by 2030. In the United States, incidence of GBM increased from approximately 10,200 in 2015 to approximately 10,500 in 2019, and is expected to reach approximately 11,200 in 2030. A number of studies have demonstrated that c-Met and HGF play a critical role in the proliferation, survival, migration, invasion, angiogenesis, stem cell characteristics, and therapeutic resistance and recurrence of GBMs. According to the CIC Report, about 34% of GBM patients have c-Met dysregulation, including c-Met overexpression, amplification, mutation and fusion. According to the CIC Report, the global (excluding China)

market size of single-targeted c-Met inhibitors for the treatment of GBM with c-Met dysregulation is projected to grow from $8.0 million in 2024 to $638.0 million in 2030. In the United States, the market size is expected to grow from $3.1 million in 2024 to $255.3 million in 2030, according to the CIC Report.

According to the CIC Report, as of the date of this proxy statement/prospectus, no c-Met inhibitors had been approved for the treatment of GBM in the United States. There were a number of FDA-registered c-Met small molecule inhibitor pipelines for the treatment of GBM as of the date of this proxy statement/prospectus, according to the CIC Report.

Licenses, Rights and Obligations

Pearl has the exclusive rights to APL-101 in China, Hong Kong and Macau, and we have the exclusive rights to APL-101 in the rest of the world. Please refer to “— Licensing and Collaboration Arrangements — Sublicense Agreement with Crown Bioscience (Taicang) Related to APL-101” below for further details.

APL-106 (E-Selectin Antagonist)

In January 2020, we entered into an exclusive collaboration and license agreement with GlycoMimetics (the “GlycoMimetics Agreement”) on the development and commercialization rights of APL-106, also known as uproleselan or GMI-1271, in Greater China. This agreement included two clinical development programs and a pipeline of novel glycomimetic drugs, all designed to address unmet medical needs resulting from diseases in which carbohydrate biology plays a key role. APL-106, uproleselan (aka GMI-1271), was evaluated in a Phase 1/2 clinical trial in combination with chemotherapy for treatment for AML, and is being evaluated in a GlycoMimetics-sponsored Phase 3 U.S./global trial in relapsed or refractory (“r/r”) acute myeloid leukemia. The National Cancer Institute (“NCI”) is funding & conducting a Phase 2/3 study to evaluate APL-106 in combination with chemotherapy vs. chemotherapy alone for first line treatment of AML in older adults in the United States, with Phase 2 primary efficacy endpoint of EFS and Phase 3 primary efficacy endpoint of overall survival.

APL-106 is a specific E-Selectin antagonist that mimics the carbohydrate structure and binds to E-Selectin. GlycoMimetics is currently developing APL-106 to be used adjunctively with standard chemotherapy to treat AML and potentially other hematologic cancers outside Greater China. GlycoMimetics has received several designations for APL-106 from regulatory authorities outside Greater China, including (i) orphan drug designations for the treatment of patients with AML granted by the FDA and EMA in May 2015 and May 2017, respectively, (ii) fast track designation for the treatment of adult patients with r/r AML and elderly patients aged 60 years or older with AML granted by the FDA in June 2016, and (iii) breakthrough therapy designation for the treatment of adult patients with r/r AML granted by the FDA in May 2017.

In September 2020, we received IND approval from the NMPA for both Phase 1 and Phase 3 bridging study in r/r AML trials of APL-106 in China. In January 2021, APL-106 was granted breakthrough therapy designation for the treatment of r/r AML by the NMPA. The NMPA’s breakthrough therapy designation is designed to expedite the development and review of the innovative drugs or improved new drugs that are intended for the prevention and treatment of life-threatening illness or illnesses which have a serious impact on quality of life and for which there is no other effective prevention and treatment method or there is adequate evidence to prove that the said innovative drug or improved new drug has obvious clinical advantages over the existing treatment approach. For a drug candidate that has received the NMPA’s breakthrough therapy designation, the NMPA will give priority in its review process and provide additional guidance on regulatory development of such drug candidate.

We initiated the Phase 1 PK and tolerability study in China in February 2021 and initiated the Phase 3 bridging study in September 2021; both studies are ongoing in leading hematology clinical research centers in China.

Mechanism of Action

E-Selectin Pathway

E-Selectin, also known as CD62E, is an adhesion receptor expressed by endothelial cells in blood vessels and vascular niches of bone marrow. It is a transmembrane glycoprotein belonging to the selectin protein family. All selectins contain extracellular C-type lectin domains which bind carbohydrates, specifically the sialylated, fucosylated glycans sialyl-Lewisx and its stereoisomer sialyl-Lewisa (sLea/x). Selectins are involved in inflammation, immunity and hemostasis, as well as cancer metastasis under cancer disease conditions. In inflammatory conditions, E-Selectin plays a role in deceleration of circulating leukocytes onto microvascular endothelial cells of the target tissue, a necessary step of leukocyte extravasation during recirculation and entry into inflamed tissues. In cancer disease conditions, E-Selectin is involved in initiating adhesion event during metastasis. It binds to cancer cells through carbohydrate ligands, the enhanced expression of which is frequently associated with cancer progression and poor prognosis. E-Selectin binding to cancer cells enhances their adhesion to endothelium, including in bone marrow niches, thereby preventing them from entering circulation and shielding them from chemotherapy. It also alters the gene expression and activates survival pathways of cancer cells.

APL-106, rationally designed to mimic the conformation of sLea/x, is a small molecule that specifically binds E-Selectin. It is being developed with the goal to mobilize cancer cells into the blood circulation and increase chemotherapy sensitivity, protect from chemotherapy-induced mucositis by preventing recruitment of inflammatory macrophages to damaged intestines, enhance hematopoietic stem cell quiescence, and downregulate cancer survival pathways. In vivo studies of APL-106 in animal models of AML, MM, chronic myelogenous leukemia and acute lymphoblastic leukemia demonstrated that combining APL-106 with chemotherapy significantly reduced tumor burden as compared to chemotherapy alone. In addition, animals treated with APL-106 in combination with chemotherapy had less severe neutropenia and mucositis and lower bone marrow toxicity compared to animals treated with chemotherapy alone, suggesting a potential role of APL-106 in protection against toxicities of chemotherapy.

Mechanism of Action of E-Selectin antagonist

Rationale for E-selectin inhibition

Improving sensitivity to chemotherapy in multiple hematologic cancers. In many hematologic cancers, E-Selectin plays a critical role in binding cancer cells within vascular niches in the bone marrow, which prevents the cells from entering the circulation where they can be more readily killed by chemotherapy. As supported by studies in animal models, we consider that APL-106 has the potential to possibly improve chemotherapy response rates, duration of remission and, ultimately, survival in patients with hematologic cancers such as AML.

Preclinical study results

APL-106 data included elsewhere in this proxy statement/prospectus shows mobilization of AML cancer cells out of the bone marrow in mouse models. In a mouse model of AML, for at least 24 hours after a single injection of APL-106 at 40 mg/kg, leukemic blasts mobilized into the blood. The data also demonstrates improved antitumor activity in combination with chemotherapy in a number of preclinical studies using mouse models of AML. In a mouse model of AML, APL-106 (40 mg/kg twice daily) in combination with standard mouse version of 7+3 induction chemotherapy (cytarabine 100 mg/kg for 5 days; doxorubicin 1 mg/kg for 3 days) significantly doubled mouse survival compared to chemotherapy alone. In another study, mice injected with AML cells were treated with APL-106 alone (40 mg/kg IP once daily for 14 days), azacitidine alone (5 mg/kg IP every 3 days), or the combination of APL-106 and azacitidine. The activity of azacitidine was significantly enhanced when combined with APL-106 compared to azacitidine alone. Treatment of mice with APL-106 alone or together with 5-azacitidine was well tolerated.

Activity of APL-106 in combination with 5-azacitidine in AML model

Source: GlycoMimetics

Notes:

(1)	GMI-1271 = APL-106.
(2)	5-AC = 5-azacitidine.

The mechanism of action of APL-106 is not limited to a single tumor type. As shown in the data above, APL-106 also demonstrated in vivo antitumor activity in combination with chemotherapy in mouse models of MM and chronic myelogenous leukemia. For example, in a mouse xenograft model of MM, APL-106 (40 mg/kg IP daily for 21 days) in combination with bortezomib (0.75 mg/kg IP once weekly for 3 weeks) significantly improved survival than bortezomib alone, as illustrated below.

Activity of APL-106 in combination with bortezomib in MM model

Source: Natoni, A. et al., 2017. E-selectin ligands recognized by HECA452 induce drug resistance in myeloma, which is overcome by the E-selectin antagonist, GMI-1271. Leukemia. 31:2642-2651.

Note:

(1)	GMI-1271 = APL-106.

Protecting against toxicities of chemotherapy. In addition to its anti-tumor effects, APL-106 has shown protection against some of the toxicities of chemotherapy in animal models. In one study, administration of APL-106 at 20 mg/kg twice daily for 5 days to mice after rounds of chemotherapy enhanced neutrophil recovery and protected mice from weight loss and mucositis, leading to increased mouse survival.

Market Opportunity and Competition

AML. AML is a malignant disorder of the bone marrow and is characterized by the clonal expansion and differentiation arrest of myeloid progenitor cells. The incidence of AML generally increases with age. AML accounts for about 90% of all acute leukemias in adults, but is rare in children, according to the CIC Report. According to the CIC Report, incidence of AML in China increased from approximately 25,200 in 2015 to approximately 26,900 in 2019 and is forecast to continue to rise to approximately 29,000 by 2024 and further to approximately 31,400 by 2030.

Currently, the first-line treatment for AML in China generally involves the use of traditional cytotoxic chemotherapy. While conventional chemotherapy is effective at eliminating the bulk of leukemia cells, chemo-resistance in AML patients is a prevalent problem that hinders conventional chemotherapy and contributes to relapse and ultimately death. AML patients who achieve a complete remission may eventually relapse. There are also refractory patients who are resistant to the chemotherapy treatment and do not enter remission at all. For these r/r AML patients, there are limited effective therapies available. AML relapse affects about 21% of all patients who achieved remission after initial treatment, and can occur several months to several years after treatment, according to the CIC Report.

Traditional cytotoxic chemotherapy has various side effects and is only appropriate for certain patients. For example, many elderly patients with AML are too frail to undergo chemotherapy as a result of other medical conditions, and may only be able to tolerate pain comfort or control measures. In addition, most r/r AML patients have no established treatment options and, accordingly, may be referred for participation in clinical studies of potential new therapies. For patients who elect not to participate or are unable to participate, treatment options typically include chemotherapy regimens, hypomethylating agents and supportive care. Therefore, there is a need for new treatment options for r/r AML patients and AML patients not suitable for intensive chemotherapy. E-Selectin has been shown to play important roles in the progression of AML and the levels of E-Selectin correlate with tumor infiltration and relapse in AML.

Summary of Clinical Trial Data

Overview

As of the date of this proxy statement/prospectus, there have been 15 trials of uproleselan initiated. Of these 15 trials, 7 have been completed and 8 are ongoing. One additional trial, NCT05146739, is preparing to initiate. A Phase 1/2 trial of APL-106 in subjects with AML showed that APL-106 is well tolerated when added to minimum effective concentration (“MEC”) salvage chemotherapy as well as standard induction chemotherapy. APL-106, when added to chemotherapy, demonstrated potential improvements in remission rates, which were durable in both r/r AML and newly diagnosed AML subjects, low induction mortality, low rates of mucositis and sepsis, and longer overall survival than historical rates published in respective subject populations. As of October 2021, GlycoMimetics has completed enrollment in the ongoing global Phase 3 study of APL-106 in r/r AML subjects. An ongoing Phase 2/3 study of APL-106 in first line AML in the United States is being funded by the NCI. Apollomics is conducting an ongoing Phase 3 bridging study in China.

Phase 1 APL-106 studies

GlycoMimetics has evaluated uproleselan in three Phase 1 trials in healthy volunteers at doses ranging from 2 mg/kg to 40 mg/kg, and a number of clinical pharmacology studies. In addition, uproleselan has been evaluated in multiple-dose, Phase 1 trials (one in subjects with MM and one in subjects with DVT).

Apollomics is conducting a Phase 1 study, APL-106-01, in Chinese AML subjects.

Phase 2 APL-106 studies

Uproleselan also has been evaluated in a Phase 1/2 trial in subjects with AML at doses ranging from 5 mg/kg to 20 mg/kg which expanded enrollment at the recommended Phase 2 dose (RP2D) of 10 mg/kg. The purpose of the Phase 1 portion of the trial, in which 19 subjects with r/r AML received a single cycle of uproleselan and chemotherapy, was to determine a RP2D. Dose expansion at the RPD2 (10 mg/kg) was performed in the Phase 2 portion of the trial in which 2 cohorts of subjects were enrolled: subjects with r/r AML (n=54) and subjects over 60 years of age with newly diagnosed AML (n=25). Some subjects in the Phase 2 portion received multiple cycles of uproleselan and chemotherapy. For the r/r AML cohort, at the RP2D, the CR/CRi rate was 41%, median OS was 8.8 months (95% CI 5.7-11.4) and 69% of evaluable subjects (11 out of 16 subjects) achieved measurable residual disease negativity. For the newly diagnosed AML cohort, at the RP2D, the CR/CRi rate was 72%, median OS was 12.6 months (95% CI 9.9-not reached), event free survival was 9.2 months (95% CI 3.0-12.6) and 56% of evaluable subjects (5 out of 9 subjects) achieved measurable residual disease negativity. In addition, in the r/r AML cohort, >10% E-Selectin ligand expression at baseline was correlated with prolonged survival (p<0.01) for subjects treated with uproleselan. In subjects not treated with uproleselan, high levels of E-Selectin ligand have been reported to correlate with a worse clinical prognosis. The addition of uproleselan appears to have reversed this trend, and this result may be achieved through the restoration of chemosensitivity. APL-106 Uproleselan at doses ranging from 5-20 mg/kg was well tolerated with a safety profile similar to background chemotherapy. There was lower than expected rates of severe, debilitating Grade 3-4 mucositis reported (e.g., 3% incidence reported vs. historical 20-25% incidence with MEC alone). The addition of uproleselan was associated with low rates of oral mucositis. The incidence of SAEs in this study is summarized in the table below.

SAE Results from APL-106 Phase 2 Studies
Dose Level of Uproleselan	SAEs Reported
Any level plus MEC	32
RP2D uproleselan 10 mg/kg plus MEC	24
Uproleselan 10 mg/kg plus 7+3 (erythema multiforme)	16

Two SAEs reported in subjects who received uproleselan plus MEC (enterocolitis and sepsis) and one SAE in a subject treated with uproleselan plus 7+3 (erythema multiforme) were assessed to be related to uproleselan. All 3 SAEs resolved without sequelae.

Phase 3 APL-106 studies

GlycoMimetics’ ongoing Phase 3, placebo-controlled trial has completed enrollment of approximately 380 subjects with r/r AML (GMI-1271-301) as of October 2021. Primary efficacy endpoint is overall survival.

NCI is continuing ongoing Phase 2/3 study in newly diagnosed AML (Study NCI 2018 02130; IND 139758), with planned enrollment up to 670.

We are enrolling Chinese subjects with relapsed/refractory AML (APL-106-01, a randomized, double-blinded, controlled Phase 3 bridging study being conducted in China); target subject enrollment number is 140. The primary purpose of the APL-106-02 Study is to compare the OS of subjects received chemotherapy alone with those received APL-106 in combination with chemotherapy.

Investigator Sponsored Studies (ISTs)

Investigator sponsored studies of APL-106 include:

•	Phase 2 trial sponsored by Washington University School of Medicine is enrolling subjects undergoing first autologous hematopoietic cell transplantation (Auto-HCT) for MM;

•	Phase 1b/2 trial sponsored by MD Anderson Cancer Center is evaluating subjects with treated secondary AML; and

•	Phase 1 trial sponsored by UC Davis Comprehensive Cancer Center to enroll older or unfit subjects with treatment-naïve AML.

Licenses, Rights and Obligations

We in-licensed APL-106 from GlycoMimetics for development and commercialization in Greater China. According to the databases of the relevant patent offices, GlycoMimetics is the sole and exclusive owner of the licensed patents and patent applications related to APL-106.

APL-108 (E-Selectin Antagonist)

Pursuant to the GlycoMimetics Agreement, we have been granted the development and commercialization rights for APL-108, also known as GMI-1687, in Greater China. Please see the section of this proxy statement/prospectus entitled “—Collaboration and License Agreement with GlycoMimetics Related to APL-106 and APL-108” for more information.

APL-108 has been observed to have comparable activity as APL-106, but at an approximately 1,000-fold lower dose. GlycoMimetics plans to develop APL-108 (GMI-1687) for the potential treatment of acute vaso-occlusive crisis in sickle cell disease, and the FDA permitted the first study to proceed under an IND application for this indication in June 2022. In China, we plan to develop APL-108 for other indications. We intend to work closely with GlycoMimetics to advance the development of APL-108 in China. From a combination therapy perspective, E-Selectin antagonists have shown synergy with azacitidine (a hypomethylating agent) or venetoclax (a Bcl-2 inhibitor) in the treatment of AML, and with lenalidomide (an immunomodulatory drug) or bortezomib/carfilzomib (proteasome inhibitors) in multiple myeloma. We plan on further exploring the potential clinical benefits of our E-Selectin antagonist candidates in these indications in Chinese subjects. As of the date of this proxy statement/prospectus, we have not conducted any development activities with respect to APL-108.

APL-108 is a potent E-selectin antagonist that inhibits E-selectin binding in vitro and inhibits selectin-mediated effects in vivo. GlycoMimetics has completed a series of in vitro and in vivo pharmacology studies with APL-108 demonstrating a solid rationale for clinical development to treat vasoocclusive crisis that can occur with sickle cell disease (VOC-SCD). The affinity constant of the E-selectin antagonist, APL-108, has been determined using surface plasmon resonance with an affinity constant (KD) for E-selectin of 2.34 nM. APL-108 is also bioavailable through a subcutaneous route. GlycoMimetics also evaluated the pharmacokinetics of a single dose of GMI-1687 in fasted male CD-1 mice. After subcutaneous dosing of GMI-1687 at 0.576 mg/kg, maximum blood concentrations (average of 145 ±14.2 ng/mL) were observed between 1 and 2 hours post dosing. The average half-life could not be determined. However, the half-life for one mouse was 4.78 hours. The average bioavailability for GMI-1687 was 132 ± 38.0%.

Cmax – peak drug concentration

Tmax – time to peak drug concentration

T1⁄2 – half-life

AUC – are under the curve

F – relative bioavailability (%)

APL-501 (Anti-PD-1 Antibody)

APL-501 is an investigational, humanized, IgG4 monoclonal antibody that selectively binds to PD-1 on T lymphocytes and other immune cells. APL-501 was internally discovered at Crown Bioscience, the former parent company of Apollomics. After we obtained the Chinese rights on APL-501, Genor has been developing APL-501 (also known as GB226) for the potential treatment of multiple tumor types in China, and its NDA on APL-501 for treatment of relapsed and refractory peripheral T-cell lymphoma is under review by the NMPA. We retain the global rights to APL-501 outside of China. We have recently completed a Phase 1 study in select advanced or r/r solid tumors in Australia. We are currently analyzing the clinical data.

APL-502 (anti-PD-Ll antibody)

APL-502 is a novel IgG1 humanized monoclonal antibody against PD-L1. APL-502 was discovered at Crown Bioscience, the former parent company of Apollomics. The China rights of APL-502 was outlicensed to our partner, Chia Tai-Tianqing Pharmaceutical Holdings Co., Ltd. (“CTTQ”), while we retain the global (ex-China) rights to APL-502. CTTQ is pursuing the development of APL-502, also known as TQB-2450, in China for the potential treatment of multiple cancer types. Ongoing Phase 3 trials include the following tumor types: cholangiocarcinoma, cervical cancer, ovarian cancer, uterine cancer, renal cancer, breast cancer, and lung cancer as monotherapy or in combination treatments.

Our IND-enabled Drug Candidate

APL-102 (MTKI)

APL-102 is an oral, small molecule MTKi targeting the VEGFR, MAPK pathway via B-RAF and C-RAF, and colony stimulating factor 1 receptor (CSF1R). APL-102 may inhibit tumor angiogenesis and tumor cell growth by inhibiting VEGFR pathway and B-RAF/C-RAF/MAPK pathway. In addition, it may also inhibit CSF1R, thereby regulating tumor-related macrophages and promoting the immune response to tumor cells.

Crown Bioscience International discovered APL-102. APL-102 has demonstrated potential efficacy for multiple tumor types in preclinical studies.

Preclinical

APL-102 has shown anti-tumor activity as a single agent and in combination with an anti-PD-1 antibody. It has been shown to inhibit several kinases which are aberrantly activated in cancer cells, including VEGFR, MAP4K5, c-RAF and DDR1. VEGFR-2, one of the receptor tyrosine kinases targeted by APL-102, plays a key role in tumor angiogenesis and is an important potential therapeutic target for many types of tumors.

Kinase IC50 values of APL-102

Kinase	APL-102 IC50 (nM)
Flt4(h)(VEGFR-3)	8
Flt1(h)(VEGFR-1)	21
MAP4K5(h)	24
KDR(h)(VEGFR-2)	25
ZAK(h)	26
PDGFRa(V561D)(h)	28
c-RAF(h)	31
DDR1(h)	34
CDKL2(h)	37
cKit(V560G)(h)	38
Fms(h) (CSF1R)	43

APL-102 showed strong inhibition of cell growth on cancer cell lines, including kidney, liver, colorectal, stomach, esophageal, and lung cell lines and syngeneic cell lines, with IC50 ranging from 0.94 pM to 21.35 pM. APL-102 also demonstrated significant anti-tumor activity in multiple tumor-bearing models, including colon, liver, breast, kidney, esophageal and lung cancers. APL-102 in combination with anti-PD-1 antibody demonstrated improved anti-tumor activity compared to the APL-102 or anti-PD-1 antibody alone.

Anti-tumor activity of APL-102 in cancer models

A full genotoxicity battery, two four-week toxicity studies (rat and dog, with toxicokinetics), and a core safety pharmacology battery (CVS, CNS and respiratory) have been conducted to characterize the PK and safety of APL-102. Results indicated that APL-102 is well-absorbed and widely distributed after oral administration, has anti-tumor activity in several tumor models both in vitro and in vivo, and demonstrates relatively positive preliminary safety data at pharmacologically active doses with a potential margin of safety. There was no serious off-target activity.

Clinical Development of APL-102

We received IND approval from the NMPA in November 2020, and subsequently initiated the Phase 1 study of APL-102-01 in subjects with solid tumors in China in 2021. The study is currently ongoing.

Licenses, Rights and Obligations

We have the global rights for APL-102.

Our IND-ready Drug Candidate

APL-122 (ErbB1/2/4 Inhibitor)

APL-122, also known as EO1001, is a novel, oral, brain-penetrating, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2) and HER4 (ErbB4). ErbB family cross-talk is implicated in the development of resistance and metastasis, including CNS metastases. Inhibition of multiple ErbB receptors may result in improved patient outcomes.

Preclinical studies showed that APL-122 has a potential safety and PK profile amenable for use as a single agent and in combination with other agents for the treatment of cancer. APL-122 demonstrates high specificity for the ErbB family of receptors with activity against EGFR, HER2 and HER4 (0.4 to 7.4 nM). APL-122 inhibits signaling downstream of wild type EGFR, mutant EGFR (T790M, L858R and d746-750) and HER2.

APL-122 was studied following oral administration in several ErbB-positive mouse xenograft models including N87 (Her2+), H1975 (EGFR/T790M), GBM12 (EGFR+), GBM39 (EGVRvIII+). Following oral administration, treatment with APL-122 resulted in a statistically significant improvement in outcomes compared to positive and negative controls in both CNS and systemic tumor models. APL-122 was well-tolerated with no gastrointestinal side effects observed at efficacious doses in these models. In rodent studies in vivo, APL-122 exhibited a half-life of 16-20 hours. APL-122 rapidly enters the CNS and penetrates tumor tissue at higher concentrations relative to plasma.

Clinical Development Plan

Our partner, Edison, and its clinical trial partner, Senz, commenced a Phase 1/2a trial of APL-122 in Australia in 2021 and is currently ongoing. This Phase 1/2a trial is an open label, multi-center dose escalation and expansion trial in subjects with metastatic or advanced stage ErbB-1, ErbB-2 and/or ErbB-4 positive cancer who have relapsed after treatment with approved therapies and are unsuitable for further treatment with approved therapies or declined further treatment with approved therapies.

Licenses, Rights and Obligations

We in-licensed from Edison exclusive rights to APL-122 outside China, Hong Kong and Taiwan in January 2021 pursuant to the Edison Agreement (as defined below).

Our Preclinical and Discovery-Stage Drug Candidates

APL-108 (E-Selectin Antagonist)

In addition to APL-106, we also in-licensed a next-generation E-Selectin antagonist, APL-108 (also known as GMI-1687), from GlycoMimetics for development and commercialization in Greater China (please refer to

“— Licensing and Collaboration Arrangements” below for further details). According to the databases of the relevant patent offices, GlycoMimetics is the sole and exclusive owner of the licensed patent applications related to APL-108. APL-108 is an innovative, rationally designed E-Selectin antagonist which is suitable for subcutaneous administration and has been shown to have equivalent activity to APL-106 in preclinical studies, but at an approximately 1,000-fold lower dose. Currently, GlycoMimetics is conducting IND-enabling studies and we are working with GlycoMimetics to advance the development of APL-108.

APL-810 (G17-Targeted ACCI)

APL-810, also known as TYG100, is a novel, rationally designed, ACCI recombinant vaccine that was derived from the S-TIRTM technology platform and targets the gastrin immunogen. The vaccines derived from the S-TIR™ technology platform are composed of a proprietary “generic” module and a proprietary, disease-specific module (i.e., “immunogen”), linked by high-affinity connectors. The generic module ensures specific delivery of the immunogen in a non-toxic manner to those cells that adjust and (re-)direct the patient’s immune response. Primate study of APL-810 has demonstrated that APL-810, which targets little gastrin (G17), gives minimal injection site reactions and generates strong gastrin-neutralizing responses. In this study, four doses of 27 pg TYG100 were administered to six adult cynomolgus monkeys at days 0, 14, 29 and 83 with bleeds at days 0, 14, 29, 42, 63, 83, 98. All animals responded with detectable antibody at day 14, high titres at day 29, peaking at day 42, to human G17 and gly-G17 with no signs of local or systemic reaction.

We in-licensed APL-810 from TYG and Nuance for development and commercialization in Greater China, Taiwan, and South Africa, and in the United States.

Discovery-Stage Drug Candidates

Our drug discovery platforms enable us to continually broaden our product pipeline in oncology. In addition to our clinical-stage and IND-enabled drug candidates, we are also developing a number of discovery-stage drug candidates, including mono-specific antibodies and bi-specific antibodies. We have generated a number of antibody candidates targeting tumor necrosis factor receptor superfamily and are in the process of selecting those with desired biological activities, which we believe will have synergistic effects in eliminating tumors when used in combination with immune checkpoint inhibitors, such as our APL-501. Further, we are also developing several mono-specific and bi-specific antibodies targeting cancer-associated myeloid and lymphoid cells. These drug candidates are all in early discovery-stage and have no available clinical data for proof of concept. APL-801 is a representative program.

APL-801

Recent success in cancer immunotherapy has reinvigorated the hypothesis that the immune system can control many cancers, in some cases producing durable responses in a way not seen with many small molecule drugs. Agonistic CD40 mAbs offer a new therapeutic option which has the potential to generate anti-cancer immunity by various mechanisms. CD40 is a tumor necrosis factor receptor superfamily member expressed broadly on antigen-presenting cells, such as dendritic cells, B-cells and monocytes, as well as many non-immune cells and a range of tumors. Agonistic CD40 mAbs have been shown to activate antigen-presenting cells and promote anti-tumor T-cell responses and to foster cytotoxic myeloid cells with the potential to control cancer in the absence of T-cell immunity. Thus, agonistic CD40 mAbs are fundamentally different from mAbs which block negative immune checkpoint such as anti-CTLA-4 or anti-PD-1 antibodies. Initial clinical trials of agonistic CD40 mAbs have shown promising results in the absence of disabling toxicity, both in single-agent studies and in combination with chemotherapy. In order to reduce systematic toxicity, we made anti-PD-L1/anti-CD40 bi-specific antibodies using specific selected CD40 agonist clones. The bi-specific antibodies only activate CD40 when engaged with high level of PD-L1 expression. We believe this special property may (a) enrich CD40 agonist in the tumor area by delivering CD40 to cells with high level of PD-L1 expression which include dendritic cells, macrophages and certain tumor cells, and (b) reduce systematic liver toxicity and cytokine release by avoiding peripheral B-cells and platelet activation.

INTELLECTUAL PROPERTY ASSIGNMENT

Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights related to APL-101, APL-501, APL-502 and APL-102. In order to focus on its core business, namely providing preclinical CRO services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, namely Crown Bioscience (Taiwan), and injected it into our Company which was formed to facilitate the spin-off. As a result of a series of transactions described below, we became the owner of certain patent rights related to APL-101, APL-501, APL-502 and APL-102.

In October 2014, Crown Bioscience (Taiwan) entered into a patent assignment agreement with Crown Bioscience (Taicang) concerning the sale, assignment and transfer of certain Ex-China patent rights, including patent applications and all patents granted therefrom, as well as rights to claim priority rights deriving therefrom, related to (a) highly selective c-Met inhibitors as anti-cancer agents; (b) cyclopropanecarboxamido-substituted aromatic compounds as anti-tumor agents; (c) anti-PD-1 antibodies; and (d) anti-PD-L1 antibodies for PD-L1 blockage and enhancement of T-cell activation (collectively, the “Crown Products”) from Crown Bioscience (Taicang), as assignor, to Crown Bioscience (Taiwan), as assignee. In December 2015, Crown Bioscience International entered into a contribution agreement with us (then known as CB Therapeutics, Inc.), pursuant to which Crown Bioscience International transferred to us all of the then outstanding equity interest of Crown Bioscience (Taiwan) which, as a result, became our wholly-owned subsidiary. No personnel was transferred from Crown Bioscience International to our Company at the time of spin-off and none of our existing employees currently holds any interest in Crown Bioscience International.

In March 2016, we and Crown Bioscience (Taiwan) entered into a patent assignment agreement which was subsequently amended in December 2018, under which Crown Bioscience (Taiwan) assigned to us the China patent rights related to cyclopropanecarboxamido-substituted aromatic compounds as anti-tumor agents. As a result of the foregoing transactions and the pre-existing exclusive license agreements between Crown Bioscience (Taicang) and certain third parties (please refer to “— Licensing and Collaboration Arrangements” below for further details), we have obtained the development and commercialization rights of (a) APL-101 outside China, Hong Kong and Macau, (b) APL-501 outside China, (c) APL-502 outside China and (d) APL-102 worldwide. APL-101, APL-501, APL-502 and APL-102 are the key drug candidates in our pipeline currently qualified as the Crown Products.

Based on the databases of the relevant patent offices, the ownership of patent rights covering the molecule of APL-101 outside China, Hong Kong and Macau, the ownership of patent rights covering the molecule of APL-501 outside China, the ownership of patent rights covering the molecule of APL-502 outside China, and the ownership of patent rights covering the molecule of APL-102 have been fully transferred to our Company, and there are no circumstances where third party assertions of inventorship may affect our entitlement to these intellectual property rights. With respect to the development of APL-101, many of the IND enabling studies and clinical development activities relating to APL-101 are conducted by us in-house or through our CROs. Crown Bioscience International was involved in the discovery and early preclinical studies of APL-101 before the relevant patent rights were transferred to us in 2015.

LICENSING AND COLLABORATION ARRANGEMENTS

Below are the summaries of our key licensing and collaboration arrangements with third parties.

Agreements with Crown Bioscience (Taicang) Related to APL-101

Pearl has the exclusive rights to APL-101 in China, Hong Kong and Macau, while we have the exclusive rights to APL-101 in the rest of the world (please refer to “— Intellectual Property Assignment” above for further details). With respect to the rights for APL-101 in China, Hong Kong and Macau, Crown Bioscience (Taicang) and Pearl entered into an exclusive license agreement on November 7, 2012 (the “Pearl Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Pearl an exclusive license under certain intellectual property rights to develop and commercialize APL-101 in China, Hong Kong and Macau (the “Pearl Territory”), and Pearl

granted to Crown Bioscience (Taicang) the right to use the intellectual property related to APL-101 and generated by or on behalf of Pearl in the Pearl Territory for patent applications, clinical development and commercialization of APL-101 outside the Pearl Territory. Pursuant to the Pearl Agreement, Pearl shall pay Crown Bioscience (Taicang) royalties, subject to the achievement of certain milestones. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by both parties upon mutual agreement, the Pearl Agreement remains effective until the earlier of (i) the expiration of the patents covering the intellectual property licensed thereunder and (ii) the date on which it is clearly known that the patent applications related to the licensed intellectual property has ultimately been rejected by the relevant governmental authorities or patent office in China. On May 17, 2016, Pearl and Crown Bioscience (Taicang) entered into a patent assignment agreement, pursuant to which Pearl acquired all right, title and interest in a China Patent (No. ZL201210322359.1) titled “highly selective c-Met inhibitors as anticancer agents” by way of an assignment by Crown Bioscience (Taicang).

On July 28, 2016, we (then known as CB Therapeutics, Inc.) entered into a data sublicense agreement with Crown Bioscience (Taicang) (the “Pearl Sublicense Agreement”), under which Crown Bioscience (Taicang) granted to us an exclusive, royalty-free sublicense under certain intellectual property rights and materials made by or on behalf of Pearl for the research, development and commercialization of APL-101 and the application of patents outside China. We have no obligations to make any payment to Crown Bioscience (Taicang), Pearl or any other third party under the Pearl Sublicense Agreement. The Pearl Sublicense Agreement remains effective with respect to APL-101 until the expiration or termination of the Pearl Agreement. In the event of termination of the Pearl Agreement, Crown Bioscience (Taicang) will use its best efforts to have Pearl enter into an agreement with us pursuant to which Pearl shall grant us the same right, title and interest as it has granted to Crown Bioscience (Taicang) under the terminated Pearl Agreement, to the extent not already granted to us according to the Pearl Sublicense Agreement. Subject to specified notice period, we may terminate the Pearl Sublicense Agreement by written notice for convenience. Either party may, subject to specified cure periods, terminate the Pearl Sublicense Agreement in the event of the other party’s uncured material breach.

On December 15, 2022, we entered into a collaboration agreement with Pearl (the “Pearl Collaboration Agreement”). Under the Pearl Collaboration Agreement, we have agreed to work collaboratively to further the development, regulatory approval and commercialization of APL-101 in our respective territories, including the sharing of data regarding APL-101 and exploration of potential commercial arrangements with one or more third-party major, global pharmaceutical companies. We will take the lead on identifying a partner for the out-licensing of global rights to commercialize APL-101 for all human uses (including cancer) on commercially reasonable terms, and Pearl will provide us with support in connection with such activities. If we are able to enter into a partnership with a pharma partner outside of China, then Pearl will have a right to share in the revenue from such partnership, ranging from 10-15%, depending on the territory and milestone. The Pearl Collaboration Agreement is in effect for 15 years, unless terminated earlier by either party for material breach or insolvency.

Agreements with Crown Bioscience (Taicang) and Genor Related to APL-501

Genor is our APL-501 partner in China.

We have the Ex-China rights for APL-501 (please refer to “— Intellectual Property Assignment” above for further details). With respect to the rights for APL-501 in China, Crown Bioscience (Taicang) and Genor entered into an exclusive license agreement on March 28, 2015 (the “Genor Agreement”), pursuant to which Crown Bioscience (Taicang) granted to Genor an exclusive license under certain intellectual property rights to develop and commercialize APL-501 in China, and Genor granted to Crown Bioscience (Taicang) the right to use the intellectual property related to APL-501 and generated by or on behalf of Genor in China for clinical development and commercialization of APL-501 outside China. Pursuant to the Genor Agreement, Genor shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions), the Genor Agreement remains effective until the later of (i) the full performance of rights and obligations of both parties thereto, and (ii) the expiration of the last patent covering the intellectual property licensed thereunder.

On July 28, 2016, we (then known as CB Therapeutics, Inc.) entered into a data sublicense agreement with Crown Bioscience (Taicang) (the “Genor Sublicense Agreement”), under which Crown Bioscience (Taicang) granted to us an exclusive sublicense under certain intellectual property rights and materials made by or on behalf of Genor for the research, development and commercialization of APL-501 and the application of patents outside China. Pursuant to the Genor Sublicense Agreement, if Genor has provided Crown Bioscience (Taicang) with the relevant preclinical research, CMC and clinical trial data of APL-501 upon request, and we or any of our affiliates or sublicensees registers and sells APL-501 outside China, we will pay up to 3% of annual net sales to Crown Bioscience (Taicang) which in turn will pay Genor to discharge its relevant payment obligations under the Genor Agreement. Other than the obligation to pay Crown Bioscience (Taicang) mentioned in the preceding sentence, we have no obligations to make any payment to Crown Bioscience (Taicang), Genor or any other third party under the Genor Sublicense Agreement or the Triparty Genor Agreement (as defined below). The Genor Sublicense Agreement remains effective with respect to APL-501 until the expiration or termination of the Genor Agreement. In the event of termination of the Genor Agreement, Crown Bioscience (Taicang) will use its best efforts to have Genor enter into an agreement with us pursuant to which Genor shall grant us the same right, title and interest as it has granted to Crown Bioscience (Taicang) under the terminated Genor Agreement, to the extent not already granted to us according to the Genor Sublicense Agreement. Subject to specified notice period, we may terminate the Genor Sublicense Agreement by written notice for convenience. Either party may, subject to specified cure periods, terminate the Genor Sublicense Agreement in the event of the other party’s uncured material breach.

In May 2018, Crown Bioscience (Taicang), Genor and our Company entered into a tri-party agreement delineating the rights and obligations of all three parties with respect to the development and commercialization of APL-501 (the “Tri-party Genor Agreement”), pursuant to which Genor is obliged to provide data, know-how, cell banks and other data rights directly to us and our affiliates or sublicensees that we may reasonably request and collaborate with us and our affiliates or sublicensees in good faith in developing APL-501, according to the Genor Agreement. Under the Tri-party Genor Agreement, Genor also granted to us, effective upon any early termination of the Genor Agreement, the same right, title and interest as Genor has granted to Crown Bioscience (Taicang) under the terminated Genor Agreement. The Tri-party Genor Agreement remains effective until terminated (a) by mutual written consent of Genor and us, or (b) by us upon prior written notice to Crown Bioscience (Taicang) and Genor.

Agreements with Crown Bioscience (Taicang) and CTTQ Related to APL-502

CTTQ is our APL-502 partner in China.

CTTQ has the rights to APL-502, also known as TQB-2450, in China, while we have the rights to APL-502 in the rest of the world (please refer to “— Intellectual Property Assignment” above for further details). With respect to the rights for APL-502 in China, Crown Bioscience (Taicang) and CTTQ entered into a technology development agreement related to a humanized anti-PD-L1 monoclonal antibody (the “CTTQ Technology Agreement”) on October 28, 2014, pursuant to which Crown Bioscience (Taicang) granted to CTTQ an exclusive royalty-bearing license under certain intellectual property rights to develop, manufacture and commercialize an IDD-505 humanized anti-PD-L1 monoclonal antibody (referred to as APL-502 by us) in China (the “CTTQ Territory”) for the treatment and prevention of human diseases (the “CTTQ Products”). CTTQ granted to Crown Bioscience (Taicang) the right to exploit the subsequent development and improvements, generated by or on behalf of CTTQ in the CTTQ Territory, that are made to the CTTQ Products for IND and NDA filings, license grant, clinical development and commercialization of APL-502 outside the CTTQ Territory by Crown Bioscience (Taicang) or its affiliates, subject to certain terms and conditions and payment of specified royalties. Pursuant to the CTTQ Technology Agreement, CTTQ shall pay Crown Bioscience (Taicang) upfront payment, milestone payments and sales royalties, subject to specified trigger events. Unless earlier terminated by either party due to the other party’s material breach (subject to specified conditions) or by CTTQ if the licensed patents (i) have been or are evidenced to be invalidated or (ii) have infringed or are evidenced to infringe other third party’s rights, the CTTQ Technology Agreement remains effective until the full performance of rights and obligations of both parties thereto.

On July 28, 2016, we (then known as CB Therapeutics, Inc.) entered into a data sublicense agreement with Crown Bioscience (Taicang) (the “CTTQ Sublicense Agreement”), under which Crown Bioscience (Taicang) granted to us an exclusive sublicense under certain intellectual property rights and materials made by or on behalf of CTTQ for the research, development and commercialization of APL-502 and the application of patents outside CTTQ Territory. Pursuant to the CTTQ Sublicense Agreement, if CTTQ has provided Crown Bioscience (Taicang)

with the relevant preclinical research, CMC and clinical trial data of APL-502 upon request, and we or any of our affiliates or sublicensees registers and sells APL-502 outside China, we will pay up to 3.5% of annual net sales to CTTQ. Other than the obligation to pay CTTQ mentioned in the preceding sentence, we have no obligations to make any payment to Crown Bioscience (Taicang), CTTQ or any other third party under the CTTQ Sublicense Agreement or the Tri-party CTTQ Agreement (as defined below). The CTTQ Sublicense Agreement remains effective with respect to APL-502 until the expiration or termination of the CTTQ Technology Agreement. In the event of termination of the CTTQ Technology Agreement, Crown Bioscience (Taicang) will use its best efforts to have CTTQ enter into an agreement with us pursuant to which CTTQ shall grant us the same right, title and interest as it has granted to Crown Bioscience (Taicang) under the terminated CTTQ Technology Agreement, to the extent not already granted to us according to the CTTQ Sublicense Agreement. Subject to specified notice period, we may terminate the CTTQ Sublicense Agreement by written notice for convenience. Either party may, subject to specified cure periods, terminate the CTTQ Sublicense Agreement in the event of the other party’s uncured material breach.

On March 8, 2017, we (then known as CB Therapeutics, Inc.) entered into a tri-party agreement with Crown Bioscience (Taicang) and CTTQ (the “Tri-party CTTQ Agreement”), pursuant to which CTTQ is obliged to provide data and materials directly to us that we may reasonably request and collaborate with us and our affiliates in good faith in developing APL-502, according to the CTTQ Technology Agreement. Under the Tri-party CTTQ Agreement, CTTQ also granted to us, effective upon any early termination of the CTTQ Technology Agreement, the same right, title and interest as CTTQ has granted to Crown Bioscience (Taicang) under the terminated CTTQ Technology Agreement. The Tri-party CTTQ Agreement remains effective until (a) terminated by written consent of the parties thereto, (b) terminated by us upon prior written notice to Crown Bioscience (Taicang) and CTTQ, or (c) the date on which the CTTQ Technology Agreement is terminated.

Collaboration and License Agreement with GlycoMimetics Related to APL-106 and APL-108

GlycoMimetics is our APL-106 and APL-108 partner outside Greater China.

On January 2, 2020, we entered into an exclusive license and collaboration agreement with GlycoMimetics concerning the development and commercialization of uproleselan (APL-106) and a follow-on compound to uproleselan (APL-108) (collectively, the “GlycoMimetics Licensed Products”), i.e., the GlycoMimetics Agreement, for all therapeutic and prophylactic uses in humans (the “GlycoMimetics Licensed Field”) in Greater China. GlycoMimetics will retain all rights to the GlycoMimetics Licensed Products in the rest of the world. GlycoMimetics is a Nasdaq listed company (Nasdaq: GLYC), renowned for discovering, developing and commercializing novel, small-molecule glycomimetic product candidates.

Under the GlycoMimetics Agreement, GlycoMimetics granted to us (i) an exclusive, sublicensable license under certain intellectual property controlled by GlycoMimetics or its affiliates to develop, manufacture and commercialize the GlycoMimetics Licensed Products in the GlycoMimetics Licensed Field in Greater China, and (ii) a non-exclusive license under certain intellectual property controlled by GlycoMimetics to conduct preclinical research with respect to the GlycoMimetics Licensed Products in the GlycoMimetics Licensed Field outside Greater China for the purpose of developing the GlycoMimetics Licensed Products for use in Greater China. Subject to the terms and conditions of the GlycoMimetics Agreement, we shall have the right to grant sublicenses of the license mentioned in (i) above to our affiliates without GlycoMimetics’ prior written consent or to third party only with GlycoMimetics’ prior written consent.

Subject to specified exceptions, during the term of the GlycoMimetics Agreement, each party has agreed that it will not, whether by itself or with or through its affiliates or any third party, develop, manufacture or commercialize any product or compound, other than a GlycoMimetics Licensed Product, that inhibits E-Selectin as its primary mechanism of action in Greater China.

Pursuant to the terms of the GlycoMimetics Agreement, we will be responsible for conducting all development, manufacturing and commercialization activities in Greater China related to the GlycoMimetics Licensed Products in the GlycoMimetics Licensed Field, including all associated costs, except that

GlycoMimetics has agreed to supply the GlycoMimetics Licensed Products to us pursuant to clinical and commercial supply agreements. We are required to use commercially reasonable efforts to develop and commercialize the GlycoMimetics Licensed Products and are required to fulfill certain specific diligence obligations with respect to the GlycoMimetics Licensed Products.

GlycoMimetics received an upfront cash payment of $9.0 million and will be eligible to receive up to approximately $180.0 million based on the achievement of specified development, regulatory and commercial milestones. With respect to APL-106, the triggering events of development and regulatory milestone payments are (1) the NMPA’s agreement on either a (i) parallel database study or (ii) separate bridging study, in either case involving less than 100 Chinese subjects in total to support regulatory of a GlycoMimetics Licensed Product in Greater China; (2) regulatory subjects of a GlycoMimetics Licensed Product for acute myeloid leukemia in Greater China; (3) initiation of each pivotal trial for each of the first three indications (excluding acute myeloid leukemia) in Greater China; and (4) regulatory approval of a GlycoMimetics Licensed Product for each of the first three indications (excluding acute myeloid leukemia) in Greater China. With respect to APL-108, the triggering events of development and regulatory milestone payments are (1) initiation of the first clinical trial in Greater China; (2) initiation of the first pivotal trial in Greater China; (3) regulatory approval of a GlycoMimetics Licensed Product for the first indication in Greater China; (4) initiation of each additional pivotal trial for each of the next three additional indications in Greater China; and (5) regulatory approval of a GlycoMimetics Licensed Product for the next three additional indications in Greater China. Each of the foregoing milestone payments shall be payable only one time for APL-106 or APL-108 in a GlycoMimetics Licensed Product for each indication (i.e., a milestone payment shall be payable only one time, if only the formulation changes but the indication is the same). The commercial milestone payments will be triggered by the annual net sales of all GlycoMimetics Licensed Products in Greater China in a calendar year first reaching (1) $200 million; (2) $350 million; and (3) $500 million, respectively. In addition, we will be obligated to pay GlycoMimetics tiered percentage royalties ranging from the high single digits to 15% on annual net sales of each GlycoMimetics Licensed Product in Greater China, subject to certain adjustments in specified circumstances. The total amount that we paid GlycoMimetics under the GlycoMimetics Agreement from the inception of this agreement through August 2022 is $1.4 million.

Pursuant to the GlycoMimetics Agreement, GlycoMimetics and we established a joint development committee with equal representation from each party to coordinate and oversee development, commercialization and manufacturing activities and decisions for the GlycoMimetics Licensed Products. In the event that the joint development committee cannot agree on a decision, the dispute is referred to executive officers of the parties to resolve. If the executive officers cannot reach agreement, then we will have final decision-making authority concerning development or commercialization of the GlycoMimetics Licensed Products in the GlycoMimetics Licensed Field in Greater China to the extent such activities solely arise within Greater China and solely impact the development, manufacture and commercialization of the GlycoMimetics Licensed Products in Greater China, while GlycoMimetics will have final decision making authority with respect to all other matters not allocated to us.

As between the parties, in the development, manufacture and commercialization of the GlycoMimetics Licensed Products, each party will own all new data and new inventions made solely by or on behalf of such party. Such new data and new inventions made solely by or on behalf of GlycoMimetics are included in the exclusive license granted to us under the GlycoMimetics Agreement. We granted to GlycoMimetics (i) a royalty-free, fully paid-up, sublicensable, exclusive license under the new data solely owned by us for all purposes outside Greater China, and (ii) a royalty-free, fully paid-up, sublicensable, exclusive license under the new inventions solely owned by us to develop, manufacture and commercialize the GlycoMimetics Licensed Products outside Greater China. GlycoMimetics and we will jointly own all new inventions made jointly by employees or representatives of both parties.

Unless terminated earlier, with respect to each GlycoMimetics Licensed Product in each region in Greater China, the GlycoMimetics Agreement will continue until the later of (i) 15 years after the first commercial sale of such GlycoMimetics Licensed Product in such region in Greater China and (ii) the date of expiration of the last valid patent claim of GlycoMimetics’ patent rights or any patent rights jointly owned by us and GlycoMimetics covering such GlycoMimetics Licensed Product in such region. Subject to the terms of the GlycoMimetics Agreement, we may terminate the GlycoMimetics Agreement in entirety by written notice at any time for convenience or, subject to specified notice period under the GlycoMimetics Agreement, following the occurrence of specified events. In addition, GlycoMimetics has the right to terminate the GlycoMimetics Agreement if we or certain other parties challenge GlycoMimetics’ patent rights that relate to the GlycoMimetics Licensed Products and are controlled by GlycoMimetics or its affiliates, subject to specified exceptions. GlycoMimetics may also terminate the GlycoMimetics Agreement if we discontinue material development or commercialization of all GlycoMimetics Licensed Products in Greater China for a consecutive six-month period, subject to specified exceptions. Either party may, subject to specified cure periods, terminate the GlycoMimetics Agreement in the event of the other party’s uncured material breach. Either party may terminate the GlycoMimetics Agreement under specified circumstances relating to the other party’s bankruptcy. Upon termination of the GlycoMimetics Agreement, we are required to grant to GlycoMimetics (i) a non-exclusive license under certain intellectual property controlled by us for the development, manufacture and commercialization of any GlycoMimetics Licensed Product and (ii) an exclusive license under certain intellectual property controlled by us and generated by or on behalf of us prior to such termination for the development, manufacture and commercialization of any product that is claimed by or incorporates any such intellectual property. In the event of termination by us for GlycoMimetics’ uncured material breach or bankruptcy, GlycoMimetics will be obligated to pay us a royalty on a product-by-product basis on net sales of any GlycoMimetics Licensed Product at a commercially reasonable royalty rate to be negotiated by the parties, subject to a cap.

Agreements with Nuance Group and TYG Related to APL-810

Technology Transfer and Co-Development Agreement between the Company and Nuance Group

On January 25, 2021, we entered into a technology transfer and co-development agreement (i.e., the Nuance Transfer Agreement) with Nuance Group concerning (i) the assignment of the license and co-development agreement between TYG and Nuance dated October 19, 2018 (the “Underlying TYG License Agreement”) by Nuance to us; and (ii) the transfer of certain assets relating to the Underlying TYG License Agreement by Nuance Group to us.

Under the Nuance Transfer Agreement, on January 25, 2021 we acquired from Nuance Group all rights and obligations of Nuance under the Underlying TYG License Agreement and certain other related assets, including but not limited to the patent rights to APL-810 controlled by Nuance Group, the related books and records and regulatory materials and approval, and inventories of APL-810 (the “Nuance Closing”).

Pursuant to the Nuance Transfer Agreement, we paid $3 million to Nuance Group as purchase price for the acquired assets. Nuance will be required to repay the said purchase price to us if a third party evaluates the Nuance Group’s in vitro data within 90 days after the Nuance Closing and determines that such data does not meet the criteria set forth in the Nuance Transfer Agreement. In addition, Nuance will be entitled to receive milestone payments of up to $10 million based on the achievement of regulatory milestones. The triggering events of regulatory milestone payments are (1) first accepted submission for authorization for a human clinical trial as foreseen in the development program approved and executed by TYG and us for the purpose of obtaining regulatory approval for APL-810 in the Republic of South Africa, Greater China and Taiwan (“TYG Territory”) (such development program, the “TYG Development Program”); (2) first subject-in in the first Phase 2 clinical trial as foreseen in the TYG Development Program; and (3) obtaining any and all regulatory approvals and registrations necessary for commercializing APL-810 in the first country in the TYG Territory as foreseen in the TYG Development Program. The regulatory milestone events set out in the Nuance Transfer Agreement are substantially similar to those regulatory milestone events in the Underlying TYG License Agreement based on which Nuance would make certain milestone payments to TYG. Pursuant to the Nuance Transfer Agreement, we are not required to make any milestone payment directly to TYG.

Under the Nuance Transfer Agreement, Nuance Group agrees to use commercially reasonable efforts to cause TYG to grant to us a right of first negotiation for us to obtain TYG200 and Active Checkpoint Control Immunotherapy technology. Nuance Group also granted us an exclusive, transferrable license, with the right to sublicense (through multiple tiers), under certain know-how and patent rights owned or controlled by Nuance Group to exploit APL-810 in the TYG Territory.

License and Co-Development Agreement between the Company and TYG

Under the TYG License Agreement, which we assumed in connection with the Nuance Transfer Agreement and later amended and restated, TYG granted us a royalty-bearing license under certain licensed technology, including patents and patent applications covering composition of matter and method of use relating to APL-810 (an antigen-specific, active checkpoint-control cancer vaccine) and know-how related to APL-810, to (i) exclusively (even as to TYG) commercialize APL-810 in the TYG Territory; (ii) non-exclusively develop APL-810 in and outside the TYG Territory; and (iii) non-exclusively manufacture APL-810 in and outside the TYG Territory solely for supply to (a) TYG and its affiliates for commercialization outside the TYG Territory; and (b) us with APL-810 for commercialization in the TYG Territory and development in and outside the TYG Territory. We can terminate the TYG License Agreement at any time, with or without cause, so long as we provide notice as provided in the TYG License Agreement; however, termination by us would not impact our obligation to effectuate the royalty payments below. TYG can also terminate the TYG License Agreement in certain specified circumstances, such as a change of control or in the case of a patent challenge by us, but such termination would not impact the obligation of TYG to effectuate the royalty payments below.

As of the date of this proxy statement/prospectus, we have paid $250,936 under the TYG Agreement, including $454 paid in 2021 and $250,936 paid in 2022. In connection with the achievement of delineated regulatory milestones in the TYG License Agreement, Apollomics has agreed to make payments to TYG totaling up to $20,000,000 and up to an aggregate of $85,000,000 in connection with delineated commercial milestones. Additionally, with respect to net sales in the United States, Apollomics has agreed to pay TYG fixed amounts on a sliding scale, with such fixed amounts increasing as net sales increase. Apollomics will also pay TYG royalties on net sales in the applicable territories, ranging from 2 to 10%, depending on the territory and net sales. TYG will pay Apollomics a royalty rate in the applicable territories ranging between 1 and 10%, depending on net sales and certain other conditions being met. Each of the parties’ obligations to pay royalties will expire, on a country-by-country basis with respect to each separate product, on the later of the First Commercial Sale (as defined in the TYG Agreement) of a given product in such country and the time at which there is no longer a Valid Claim (as defined in the TYG Agreement) of a party’s patent rights that claim or cover the Commercialisation (as defined in the TYG Agreement) of such product.

License Agreement with Edison Related to APL-122

On January 31, 2021, we entered into a license agreement with Edison under which Edison granted us an exclusive, royalty-bearing, non-transferable, sublicensable (subject to certain conditions specified therein) license under certain intellectual property controlled by Edison or its affiliates to develop, manufacture, use, sell, import, export and commercialize APL-122 (the “Edison Licensed Drug Substance”) and any pharmaceutical products containing the same (the “Edison Licensed Products”), i.e., the Edison Agreement, for all uses in humans (the “Edison Licensed Field”) outside China, Hong Kong and Taiwan (the “Edison Licensed Territory”).

Under the Edison Agreement, we will be responsible for the development and commercialization of and are required to use commercially reasonable efforts to develop and commercialize the Edison Licensed Drug Substance and Edison Licensed Products in the Edison Licensed Field in the Edison Licensed Territory. In order to avoid any delay in clinical development that may be caused by assignment of clinical trial notification that Edison’s clinical trial partner, Senz, is in the process of filing in Australia pursuant to the Evaluation Agreement (as defined below), Edison will retain the right to conduct or have conducted the clinical trial in accordance with the Evaluation Agreement or any clinical trial conducted to test the safety and/or efficacy of the Edison Licensed

Drug Substances in humans (the “Initial Clinical Trial”). Edison will retain these rights until the earlier of (a) the completion of the Initial Clinical Trial, or (b) the date on which the assignment of the IND for the Initial Clinical Trial to us or a party designated by us. The aforementioned evaluation agreement (the “Evaluation Agreement”) is dated February 11, 2020 and is by and between Senz and NewGen, a wholly-owned subsidiary of Edison. At our cost, Edison will be responsible for and is required to use commercially reasonable efforts to perform the activities assigned to it in the joint development plan, including designing and conducting the Initial Clinical Trial, filing all regulatory materials and interacting with the applicable regulatory authorities associated with such Initial Clinical Trial. We will own all regulatory filings, submissions and approvals for developing, manufacturing and/or commercializing the Edison Licensed Drug Substance and Edison Licensed Products in the Edison Licensed Territory, except that Edison will initially own the IND for conducting the Initial Clinical Trial in Australia, which will be assigned to us at our reasonable request or alternatively, to which Edison is required to grant us the right of reference. The Phase 1 trial in Australia has begun and is currently recruiting subjects.

In connection with the execution of the Edison Agreement, we made a one-time payment to Edison of $1,500,000. Upon the achievement of certain delineated regulatory milestones, we will make milestone payments to Edison totaling up to $27,500,000 in the aggregate. Upon the achievement of certain delineated commercial milestones, we will make milestone payments to Edison totaling up to $85,000,000 in the aggregate. Additionally, with respect to net sales in the licensed territory, we have agreed to pay Edison fixed royalty percentages on a sliding scale, with such fixed amounts ranging from 4 to 12.5%, depending on net sales. The Edison Agreement is in effect until the expiration of all payment obligations set forth in the Edison Agreement, unless terminated earlier. We can terminate the Edison Agreement at any time, with or without cause, so long as we provide notice as provided in the Edison Agreement and abide by the early termination obligations in the Edison Agreement.

Pursuant to the Edison Agreement, promptly after the execution date of the Edison Agreement, Edison and we shall use good faith efforts to enter into an agreement between us, Edison, Senz, and our Australian subsidiary, Apollomics (Australia) Pty Ltd., to effectuate the assignment of certain evaluation data generated from use of the Edison Licensed Drug Substance or Edison Licensed Products under a work plan of the Evaluation Agreement from Senz to Apollomics Australia (the “Potential Agreement”).

Research Master Services Agreement with Caris

Caris is our partner for the MET companion diagnostic assay.

On February 21, 2020, we entered into a research master services agreement with Caris concerning the development of a MET companion diagnostic assay (the “Caris MSA”). Pursuant to the Caris MSA, we will provide subject samples to Caris and Caris will use commercially reasonable efforts to perform certain services, including preparing an analytically validated assay which may be used to select subjects in clinical trials of APL-101 in NSCLC and pan-cancer indications, conducting analytical verification and validation studies and a diagnostic clinical trial required for regulatory approval, and seeking product approval and/or registration with global regulatory authorities. Subject to achievement of specified development and regulatory milestones, Caris will be eligible to receive milestone payments of up to $10.2 million. The Caris MSA provides for multiple development or regulatory milestones in phases. In the project initiation phase, milestone triggering events are: (1) resource allocation and validation studies; and (2) investigational device exemption briefing packet submission. In the analysis phase, milestone triggering events are: (1) finalization of study design with the FDA; and (2) pre-market approval data collection, compilation and submission to the FDA. In the planning and product feasibility phase, milestone triggering events are: (1) second pre-sub submission to the FDA; (2) pre-market approval supplement preparation and regulatory evaluation; (3) supplemental pre-market approval submission; and (4) CE mark or in vitro diagnostic regulation registration. In the clinical sample analysis and handling phase, milestone triggering events are: (1) molecular profile screening for subject enrollment; (2) trial management; and (3) kit manufacturing and management. Caris will be eligible to receive additional milestone payments triggered by: (1) shipping of items to clinical kits such as kits or blocks; and (2) document translation. The total amount that we paid Caris under the Caris MSA from January 2019 through December 31, 2021 is $3,365,750. The term of the Caris MSA commenced on February 21, 2020 and shall continue in force for three years therefrom. Subject to the terms of the Caris MSA, either party may terminate the Caris MSA by written notice at any time for convenience or in the event of the other party’s material breach without cure.

Collaboration and License Agreement with RevMab

RevMab is our partner for our discovery stage candidates related to antibodies against CD40. The discovery activities relating to this partnership have resulted in the development of our early stage candidate, APL-801.

RevMab is a biotechnology company based in South San Francisco, California focused on the development of recombinant monoclonal antibodies using a revolutionary technology that does not require cell fusion and hybridoma generation.

On November 12, 2019, we entered into a collaboration and license agreement with RevMab, whereby both parties agreed to collaborate to develop and commercialize certain antibodies against CD40 (the “mAb Products”), i.e., the RevMab Agreement.

Pursuant to the RevMab Agreement, RevMab granted to us a worldwide, exclusive, sublicensable license under certain intellectual property controlled by RevMab or its affiliates, including know-how and a patent application covering composition of matter and method of use relating to certain novel anti-CD40 antibodies, to research, develop, make and commercialize the mAb Products for the prevention, treatment, control or diagnosis of any and all human disorders or conditions in the world, and we granted to RevMab a non-exclusive, non-sublicensable license under certain intellectual property controlled by us or our affiliates, including any patents covering checkpoint inhibitors or mAb Products, solely for the purpose of development of the mAb Products by RevMab for use by Apollomics, its affiliates, its sublicensees, or assigns in accordance with the RevMab Agreement. The RevMab Agreement established a joint steering committee comprised of some of our senior executives and RevMab senior executives. This committee provides high-level oversight and decision-making regarding the development activities contemplated in the RevMab Agreement.

The RevMab Agreement will continue in effect on a country by country basis per mAb Product in the applicable territory until the date upon which no Valid Claim (as defined in the RevMab Agreement) exists or for a period of 20 years, whichever is later. We can terminate the RevMab Agreement at any time, with or without cause, so long as we provide notice as provided in the RevMab Agreement; however, termination by us would not impact our obligation to effectuate the payments outlined below to the extent such obligations accrued prior to termination.

As of the date of this proxy statement/prospectus, we have paid $590,000 under the RevMab Agreement, including a $300,000 upfront payment, $0 paid in 2019, $140,000 paid in 2021 and $150,000 paid in 2022. In connection with the achievement of delineated regulatory milestones, Apollomics has agreed to make payments to RevMab totaling up to $6,000,000. Apollomics will also pay RevMab a royalty rate of 2% of net sales of mAb Products, subject to adjustment depending on the extent to which third party payments are required.

Drug Discovery

Our drug discovery research focuses primarily on next-generation cancer therapies targeting biological pathways that are critical to the immunosuppressive TME. While first-generation immuno-oncology therapies, such as immune checkpoint inhibitors, are a remarkable therapeutic advancement, most subjects do not achieve durable clinical benefit primarily because these therapies focus on only a single element of the complex and interconnected immunosuppressive TME and the on-target, off-tumor toxicity leads to a small therapeutic window for drug development. We believe there is a significant opportunity to more broadly engage the body’s immune system in a multifaceted, coordinated, personalized approach to meaningfully improve cure rates for a variety of cancers. Leveraging our deep understanding of the TME biology, we believe we are able to find optimal therapeutic targets and the subjects most likely to benefit, and discover novel biologic candidates with desirable biological activity.

Handling of Subject Data

Personal data of the study participants of our clinical trials is managed by our CROs. Other clinical data is stored in secure clinical databases which are developed and managed by our CROs. We therefore are involved with receiving, collecting, generating, storing, processing, transmitting and maintaining medical data treatment records and other personal details of subjects enrolled in our clinical trials, along with other personal or sensitive information. Only appropriate clinical trial personnel, including our clinical trial managers and investigators from the CROs, have access to the data within the relevant database. Access to the database is restricted by password controls and a user access list for the clinical trial databases is maintained to ensure that user access rights are granted on a need-to-know basis. All of our CROs are required to comply with the applicable good clinical practices guidelines, which include clauses on data management, 45 CFR 164, Security and Privacy, of the U.S. Code of Federal Regulations, and other applicable state or federal data privacy and cybersecurity laws, which cover the data protection and privacy of electronic protected health information. We conduct audits on an annual basis to ensure that the CROs are following regulatory requirements properly.

BUSINESS DEVELOPMENT

To expand our pipeline, we are exploring collaboration and in-licensing opportunities with global industry players. We have a proven track record of collaborating with biopharmaceutical and biotechnology companies across the globe, including GlycoMimetics and Caris, which underscores our credibility with global biopharmaceutical and biotechnology companies and paves the way for long-term collaborations. Recently, we in-licensed from Edison the worldwide rights (excluding China, Hong Kong and Taiwan) of an IND-ready drug candidate, namely APL-122, an ErbB1/2/4 inhibitor; and from Nuance and TYG the Greater China, Taiwan, and South Africa rights of a preclinical-stage cancer vaccine candidate, APL-810. In these arrangements, we typically exchange data with our licensors for development and regulatory purposes. We believe these arrangements will speed up the development of our drug candidates.

Competition

Our industry is characterized by rapidly evolving technologies, competition and a strong emphasis on intellectual property and proprietary drugs. While we believe that our expertise, scientific knowledge and drug candidates developed so far provide us with competitive advantages, we face potential competition from many known and unknown entities, including existing and new biopharmaceutical companies, academic institutions and public and private research institutions. Any drug candidates that we successfully develop and commercialize would compete with existing drugs and new drugs that may become available in the future.

We operate in the segments of the pharmaceutical, biopharmaceutical and other related markets that address oncology diseases. There are many other companies spread across the world working to develop similar therapies in these fields. These companies include divisions of large pharmaceutical companies and biopharmaceutical companies of various sizes. Many of the companies against which we are competing or may compete in the future may have significantly greater financial resources and expertise in R&D, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in our industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and recruiting subjects for clinical trials, as well as acquiring technologies or assets complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer or more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any drugs that we or our partners may develop. Our competitors may also obtain regulatory approvals for their drugs earlier than we do for ours, which could result in our competitors establishing a strong market position before we or our partners are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience and price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition, and the availability of reimbursement from government and other third-party payors.

Manufacturing

Our CMC team works closely with our collaboration partners and CMOs to ensure supply of high quality materials for preclinical and clinical development of our drug candidates. With our experienced CMC team and knowledge in CMC of small molecules and biologics, we are able to advance drug candidates through the development cycle.

Pursuant to our collaboration and license agreement with GlycoMimetics, we have entered into a clinical supply agreement with GlycoMimetics, under which GlycoMimetics or its third-party partners will supply APL-106 to us to support our clinical trials in Greater China. If and when APL-106 or APL-108 is approved for marketing in Greater China, we plan to continue to procure APL-106 or to procure APL-108 from GlycoMimetics or its third-party partners to support our initial commercialization in Greater China under the supply agreements to be entered into between us and GlycoMimetics, and only thereafter may manufacture APL-106 or APL-108 via our own CMOs under the manufacturing license granted by GlycoMimetics in the GlycoMimetics Agreement.

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements governing recordkeeping, manufacturing processes and controls, personnel, quality control, and quality assurance, among others. We have worked with our partners and designed our manufacturing processes in compliance with cGMP, cGLP, and other regulatory requirements in relevant jurisdictions globally.

Commercialization Plan

Our current plan is to remain a development company, and plan collaborative partnerships or outlicense the commercial rights of our drug candidates with companies with an established commercial team in relevant therapeutic area(s) to maximize the potentials of our compounds.

Intellectual Property

Intellectual property rights are important to the success of our business. Our future commercial success depends, in part, on our ability to obtain and maintain patent and other intellectual property and proprietary protections for commercially important technologies, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid, enforceable intellectual property rights of third parties.

As of the date of this proxy statement/prospectus, we owned a total of 30 granted or issued patents and 49 pending patent applications, including two pending PCT applications, relating to our drug candidates and technologies.

The patent portfolios for APL-101 and other key drug candidates as of the date of this proxy statement/prospectus are summarized below:

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APL-101. We owned one issued U.S. patent and six issued patents in other jurisdictions. We also owned two pending U.S. patent applications, one pending Chinese patent application, three pending patent applications in other jurisdictions, and one pending PCT application. All of the issued patents are expected to expire in 2033, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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APL-102. We owned two issued U.S. patents, one issued patent in China and six issued patents in other jurisdictions. We also owned one pending PCT application. The issued patents are expected to expire in 2033, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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APL-122. We did not own any issued patent or patent application directed to APL-122. We have obtained an exclusive license globally (excluding China, Hong Kong and Taiwan) under a group of patents and patent applications related to APL-122, including 11 issued patents and five pending patent applications.

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APL-106 and APL-108. We did not own any issued patent or patent application directed to APL-106 and/or APL-108. We have obtained an exclusive license in Greater China under a group of patents and patent applications related to APL-106 and/or APL-108, including three issued patents, five pending patent applications and three pending PCT applications.

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APL-501. We owned one issued U.S. patent and two issued patents in other jurisdictions. We also owned one pending U.S. patent application, 16 pending patent applications in other jurisdictions, and one pending PCT application. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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APL-502. We owned one issued U.S. patent and one issued patent in another jurisdiction. We also owned one pending U.S. patent application and 16 pending patent applications in other jurisdictions. The issued patents are expected to expire in 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

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APL-810. We did not own any issued patent or patent application directed to APL-810. We have obtained an exclusive license in Greater China, Taiwan, and South Africa under a group of patents and patent applications related to APL-810, including two issued patents and three pending patent applications.

•	APL-801. We have one patent application pending in the United States.

The following table summarizes the details of the granted patents and the filed patent applications owned by us on APL-101, APL-501, APL-502 and APL-102.

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Patent Expiration
APL-101	Highly selective c-Met inhibitors as anticancer agents / Composition of Matter	U.S., Japan, Germany, France, Great Britain, Ireland, Italy	Granted	2033
APL-101	Method for treating cancer using combination of c-Met inhibitor and anti-PD-1 antibody / Method of Use	U.S., China, Europe, Japan, Canada	Pending	NA
APL-101	Method for treating cancer patients with c-Met point mutation or c-Met fusion gene / Method of Use	PCT States	Pending	NA
APL-101	Novel pharmaceutical formulation for c-Met inhibitor / Composition of Matter	U.S.	Pending	NA
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	U.S., South Africa, Australia	Granted	2035
APL-501	Anti-PD-1 antibodies / Mix of Composition of Matter and Method of Use	U.S., Australia, Brazil, Canada, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore	Pending	NA

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Patent Expiration
APL-501	PD-1+IL-10 combo / Method of Use	PCT States	Pending	NA
APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	U.S., Israel	Granted	2035
APL-502	Anti-PD-L1 antibodies / Mix of Composition of Matter and Method of Use	U.S., Australia, Brazil, Canada, Europe, Hong Kong, India, Japan, Korea, Mexico, New Zealand, Russia, Singapore, South Africa	Pending	NA
APL-102	Cyclopropanecarboxamido- substitute aromatic compounds as anti-tumor agents / Mix of Composition of Matter and Method of Use	U.S., China, Germany, France, Great Britain, Ireland, Italy, Japan	Granted	2033
APL-102	Cancer treatment using multitargeted kinase inhibitor in combination of tyrosine kinase biomarkers / Method of Use	PCT States	Pending	NA

The following table summarizes the patents and patent applications licensed to us for our in-licensed drug candidates, namely APL-106, APL-108, APL-122 and APL-810.

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Applicant
APL-106	E-Selectin antagonist compounds, compositions, and methods of use / Composition of Matter and Method of Use	China, Hong Kong	Granted	GlycoMimetics
APL-106	Compounds, compositions and methods using E-Selectin antagonists for mobilization of hematopoietic cells / Composition of Matter and Method of Use	China	Granted	GlycoMimetics
APL-106	Methods for treating acute myeloid leukemia and related conditions / Methods of Use	China	Pending	GlycoMimetics
APL-106	Combination T-cell check point inhibitor and E-Selectin inhibitor / Combination for use in a method	Hong Kong	Pending	GlycoMimetics
APL-108	Efficient polymer E-Selectin antagonist / Composition of Matter and Method of Use	China, Hong Kong	Pending	GlycoMimetics
APL-122	Alkyne Substituted Quinazoline Compound as ErbB inhibitor / Composition of Matter and Method of Use	Australia, Europe, France Germany, United Kingdom, Switzerland, Israel, Korea, India, Japan, Mexico, United States	Granted	Newgen Therapeutics Inc.
APL-122	Alkyne Substituted Quinazoline Compound as ErbB inhibitor / Composition of Matter and Method of Use	Brazil, Canada, Korea, Singapore, United States	Pending	Newgen Therapeutics Inc.
APL-810	Immunoregulatory vaccine / Composition of Matter (Vaccines) and Method of Use	APL-810	Granted	S-Target Therapeutics GMBH
APL-810	Immunoregulatory composition / Composition of Matter and Method of Use	United States, China	Granted	TYG Oncology Ltd

Drug Candidate	Scope / Type of Patent Protection	Jurisdiction	Status	Applicant
APL-810	Coiled-coil connector / Composition of Matter and Method of Use	United States, China	Granted	OncoQR ML GmbH
APL-810	Coiled-coil connector / Composition of Matter and Method of Use	Hong Kong	Pending	OncoQR ML GmbH

The terms of individual patents may vary based on the jurisdictions in which they are obtained. In most jurisdictions in which we file patent applications, including China and the United States, the term of an issued patent is generally 20 years from the filing date of the earliest non-provisional patent application on which the patent is based in the applicable country. In the United States, an issued patent’s term may be lengthened in some cases by a patent term adjustment, which extends the term of a patent to account for administrative delays by the USPTO in excess of a patent applicant’s own delays during the prosecution process. Alternatively, the term of a patent registered in the United States may be shortened if the patent is terminally disclaimed over, and will expire on the same day as, a commonly-owned patent having an earlier expiration date.

In addition, with respect to any issued patents in the United States and European Union, we may be entitled to obtain an extension of the patent’s term from the respective government agencies that review and approve NDAs provided we meet the applicable requirements for obtaining such patent term extensions. For example, in the United States, we may apply for a patent term extension of up to five years as compensation for the patent term lost during clinical trials and the FDA regulatory review process under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The exact duration of the extension depends on the time we spend in clinical trials, as well as getting an NDA approval from the FDA. However, a patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Japan is another country where similar patent term extension is currently available, and Japan appears to have harmonized the major components of its patent term extensions with those of the United States and European Union, with the extension not exceeding five years. In China, the Standing Committee of the National People’s Congress (SCNPC) promulgated the amended Patent Law of the PRC in October 2020, which became effective on June 1, 2021 and provides for patent term adjustment and patent term extension for the first time. Patent term adjustment is available to Chinese invention patents, to compensate unreasonable delays caused by patent office in excess of a patent applicant’s own delays during the patent examination procedures. Patent term extension of up to five years is available to Chinese invention patents claiming new drugs to compensate for the time spent during regulatory process, provided that the total term of the patent after extension cannot exceed 14 years in total commencing on the date of new drug approval. On November 27, 2020, the China National Intellectual Property Administration (CNIPA) published the Proposed Amendments to Implementing Rules of the Patent Law of the PRC for public comments, proposing detailed implementation rules for patent term extension and adjustment, including but without limitation, the eligible type of patents, requirements for the application for patent term extension and adjustment, calculation method of the extension, and limitations during the extended patent term. However, those proposed amendments for the drug patent extension system have not yet been finalized or adopted, and therefore the implementation, interpretation and enforcement of laws and regulations regarding the patent extension system remain uncertain.

The protection afforded by a patent varies on a claim-by-claim and country-by-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the availability of legal remedies in a particular country and the validity and enforceability of the patent. With respect to APL-101, we own patents and patent applications that cover the structure of APL-101, the use of APL-101 for treating and method for treating cancer and the formulation of APL-101. For further information, please refer to the table summarizing the details of the issued patents and the filed patent applications owned by us on APL-101, APL-501, APL-502 and APL-102 above in this section. We cannot provide any assurance that patents will issue with respect to any of our owned or licensed pending patent applications or any such patent applications that may be filed in the future, nor can we provide any assurance that any of our owned or licensed issued patents or any such patents that may be issued in the future will be commercially useful in protecting our product candidates, uses of our products and methods of manufacturing our products.

We are aware of numerous issued patents and pending patent applications belonging to third parties that exist in fields in which we are developing our drug candidates. In particular:

The Structure Patents. A family of third-party issued patents in the United States and Europe claiming genus compounds that may be relevant to the structure of APL-101, which we refer to as the Structure Patents, will expire in December 2026. If we were to commercialize before the expiration of the Structure Patents (as we plan to), the third party may contend that we need to obtain a license before the commercialization of APL-101 in relevant jurisdictions and to pay license fees (the “Potential Contention”). We had discussions with a licensee of the patent holder of the Structure Patents and/or its affiliates (collectively, the “Patent Holder Group”) on the entry into a sublicensing agreement in connection with APL-101 in 2020. We subsequently learned from such licensee that it did not have the sublicense right, so no agreement was concluded. We and members of the Patent Holder Group have entered into a confidentiality disclosure agreement (the “CDA”). Subject to the terms of the CDA, we are precluded from disclosing more information about the nature of the transaction to any third party unless required by “a court or administrative subpoena or order.” Despite the foregoing, we cannot assure you that we will be able to obtain the license in time or on commercially acceptable terms, and if we fail to do so, we may need to delay our launch in the relevant markets until the Structure Patents expire in December 2026, or if we plan to commercialize APL-101 as scheduled, we face the risk that the relevant third party may initiate legal proceedings against us. For example, if APL-101 is launched in 2024, the remaining time during which the Structure Patents can be maintained in force is only two years, which is rather short compared to the general time period expected for litigation or other proceedings. Considering the limited patent term remaining, the costly and time-consuming litigation or other proceedings, as well as the Patent Holder Group’s potential interest in a business transaction with us, we believe it is unlikely that the Patent Holder Group will bring claims for infringement or even seek injunction against us after we obtain the regulatory approval of APL-101 in relevant jurisdictions. In the worst case scenario, i.e., we fail to reach an agreement with the Patent Holder Group after we obtain the regulatory approval of APL-101 but before the expiration of the Structure Patents in December 2026 and a court’s judgment is in favor of the Patent Holder Group, we may need to suspend or delay the commercialization of APL-101 until the expiration of the Structure Patents in December 2026.

The General Method Patent. A third-party issued patent in the United States claiming the use of a particular c-Met antagonist for treating lung tumors, which we refer to as the General Method Patent, will expire in 2026 and may cover the use of APL-101 in certain indications. A term relating to c-Met antagonist in the relevant claims of the General Method Patent may be interpreted as not including c-Met TKIs that bind to the ATP-binding pocket of the c-Met kinase domain but do not interfere with the interaction of c-Met and HGF, and thus would not cover APL-101. If such term is broadly interpreted as including those c-Met tyrosine kinase inhibitors, the relevant claims might encompass c-Met tyrosine kinase inhibitors of prior art teachings and thus should be held invalid for lacking novelty or inventiveness in view of prior art. In light of such assessment, we may challenge the patent validity before the court or administrative agency in any relevant jurisdiction and initiate invalidation action if needed. However, there is no assurance that the court or administrative agency would agree with our assessment. In the worst case scenario, i.e., the validity of General Method Patent is upheld and the patent holder succeeds in a court order for infringement and injunction, we may need to delay the commercialization of APL-101 in the relevant jurisdiction until expiration of the General Method Patent.

The Withdrawn Method Patent Application. A third-party patent application in Europe claiming the use of a c-Met antagonist for treating glioblastoma expressing high level of HGF, which we refer to as the Withdrawn Method Patent Application, is currently deemed to be withdrawn. However, the applicant could file a request for re-establishment of the Withdrawn Method Patent Application before September 2021, and if the applicant does so and successfully reestablishes the application, and the patent is subsequently granted based on the current claims, the expiry of such patent will fall in March 2035. To assess whether our intended use of APL-101 may infringe the claims of the Withdrawn Method Patent Application (if granted), a freedom to operate analysis was conducted. Based on the results of such freedom to operate analysis and the fact that our targeted indications for APL-101 are certain cancers with c-Met dysregulation, we believe that the indications which APL-101 will be marketed for will not literally fall within the scope of the claims presently on file, meaning that our action in the intended use of APL-101 (i.e., therapeutic use in certain cancer patients with c-Met dysregulation) does not involve exactly each and every element recited in the claims of the Withdrawn Method Patent Application. However, it is possible that APL-101 will be used by doctors to treat cancers other than those that APL-101 is intended for. If APL-101 is administered to certain cancer patients who were found to have a genetic alteration covered by a claim of the Withdrawn Method Patent (if granted), there may be a risk that we are considered infringing such patent indirectly by the court in certain jurisdictions, including the United Kingdom. We have been monitoring and will continue to monitor on a monthly basis the prosecution and legal status of the Withdrawn Method Patent Application on the official website of European Patent Office to assess the necessity to communicate with the patent owner.

To our knowledge, there are no claims already pursued by any third party for infringement of any of the Structure Patents or the General Method Patent in relation to the commercialization of other product(s) which is/are similar to APL-101. In relation to the Structure Patents, the General Method Patent and the Withdrawn Method Patent Application, we believe the following:

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Despite the existence of the Structure Patents, the General Method Patent and the Withdrawn Method Patent Application, we have not infringed the intellectual property rights of any third parties that may give rise to a claim of infringement of intellectual property rights by any third party for injunctive relief or actual damages because the jurisdictions where we are conducting clinical trials exempt clinical trials and other activities for obtaining regulatory approvals from patent infringements.

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The underlying claims in relation to the Potential Contentions, if pursued, might not prevail if the validity or valid scope of the relevant patents is not acknowledged by the relevant court or administrative agency.

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With respect to any issued patent in the United States or European Union, the term of which is extended to compensate for the patent term lost during the clinical trials and regulatory review, the rights derived from such patent during the extended period are only limited to the structure of an approved drug, its salts or other forms, and its approved indications. The patent term of a third-party issued patent in a jurisdiction may only be eligible for extension when the relevant drug is approved in such jurisdiction and such extended patent term can be used to block the entry of a generic version of the approved drug. Even if the patent term of any of the Structure Patents, the General Method Patent and the issued patents with respect to the Withdrawn Method Patent Application (if granted) is extended, such extension would not affect our clinical development plan and commercial launch of APL-101 as APL-101 is not a generic version of any approved drug and we do not anticipate that APL-101 will be a generic version of any drug to be approved.

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The existence of the Structure Patents, the General Method Patent, the Withdrawn Method Patent Application and the key patents of the approved c-Met inhibitors does not have any impact on the validity and enforceability of our issued patents in relation to APL-101 because of the allowance of claims in our issued patents by the relevant patent offices. Please refer to the section headed “Risk Factors — Key Risks Related to Our Business, Business Operations and Financial Prospects — If we are sued for infringing, misappropriating, or otherwise violating intellectual property rights of third parties or engaging in unfair competition, such litigation could be costly and time-consuming and could prevent or delay us from developing or commercializing our drug candidates.” for a description of risks related to the development and commercialization of our drug candidates.

We may rely, in some circumstances, on trade secrets and/or confidential information to protect aspects of our technology. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with consultants, scientific advisers and contractors, and invention assignment agreements with our employees. We have entered into confidentiality agreements and non-competition agreements with our senior management and certain key members of our R&D team and other employees who have access to trade secrets or confidential information about our business. Our standard employment contract, which we use to employ each of our employees, contains an assignment clause, under which we own all the rights to all inventions, technology, know-how and trade secrets derived during the course of such employee’s work.

These agreements may not provide sufficient protection of our trade secrets and/or confidential information. These agreements may also be breached, resulting in the misappropriation of our trade secrets and/or confidential information, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential information may become known or be independently developed by a third party, or misused by any partners to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to or successfully copy aspects of our products or to obtain or use information that we regard as proprietary without our consent. As a result, we may be unable to sufficiently protect our trade secrets and proprietary information.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite any measures taken to protect our data and intellectual property, unauthorized parties may attempt to or successfully gain access to and use information that we regard as proprietary. Please refer to the section entitled “Risk Factors — Risks Related to our Intellectual Property Rights” for a description of risks related to our intellectual property.

We conduct our business under the brand name of “Apollomics.” As of the date of this proxy statement/prospectus, we had primarily registered 14 trademarks/classes in China, 2 trademarks/classes in the United States, and 24 trademarks/classes in Hong Kong.

We enter into collaboration agreements and other relationships with pharmaceutical companies and other industry participants to leverage our intellectual property and gain access to the intellectual property of others. Please refer to “— Licensing and Collaboration Arrangements” above for further details.

As of the date of this proxy statement/prospectus, we were not involved in any proceedings in respect of, and we had not received notice of any claims of infringement of, any intellectual property rights that were threatened or pending, in which we were a claimant or a respondent.

Our directors confirm that as of the date of this proxy statement/prospectus, there had been no instance in our R&D activities of drug candidates, including APL-101, that may give rise to a claim of infringement of intellectual property rights by any third party for injunctive relief or actual damages because the jurisdictions where we are conducting R&D of drug candidates exempt R&D activities from obtaining regulatory approvals for patent infringements. Such jurisdictions are Australia, Canada, China, Finland, France, Hungary, Italy, New Zealand, Russia, Singapore, Spain, Taiwan, the United Kingdom, Ukraine and the United States.

Government Regulations

Government authorities in the United States, at the federal, state and local level, in China, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States, in China and in other foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

United States regulation of pharmaceutical product development and approval

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (“FDC Act”) and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Pharmaceutical products — such as small molecule drugs and biological products, or biologics — used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, with the exception that the section of the FDC Act that governs the approval of drugs via NDAs does not apply to the approval of biologics. In contrast, biologics are approved for marketing under provisions of the Public Health Service Act, or PHS Act, via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves nonclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence in the United States, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans in the United States. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational drug or biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; and (iii) under protocols detailing the objectives of the trial and the criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA regulations or presents an unacceptable risk to the clinical trial patients. Imposition of a clinical hold may be full or partial. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. The IRB will also monitor the clinical trial until completed. An IRB may require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases. In Phase 1, the initial introduction of the drug or biologic into healthy volunteers or patients, the product is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure, and to obtain early evidence of a treatment effect if possible. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical effects and confirm efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the safety and efficacy of the drug or biologic. In rare instances, a single Phase 3 trial may be sufficient, for example, when either (1) the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) the single trial is supported by other confirmatory evidence.

These phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s). Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies.

In addition, the manufacturer of an investigational drug or biologic in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access, sometimes called compassionate use, to such investigational drug or biologic.

After completion of the required clinical testing, an NDA or BLA is prepared and submitted to the FDA. FDA approval of the NDA or BLA is required before marketing and distribution of the product may begin in the United States. The NDA or BLA must include the results of all nonclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA or BLA is substantial. The submission of most NDAs and BLAs is additionally subject to a substantial application user fee. Under an approved NDA or BLA, the applicant is also subject to an annual program fee. These fees typically increase annually. An NDA or BLA for a drug that has been designated as an orphan drug is not subject to an application fee, unless the NDA or BLA includes an indication for other than a rare disease or condition. The FDA has 60 days from its receipt of an NDA or BLA to determine whether the application will be filed based on the FDA’s determination that it is sufficiently complete to permit substantive review. Once the submission is filed, the FDA begins an in-depth review. Every five years, the FDA typically agrees to certain performance goals to complete the review of NDAs and BLAs. Most applications are classified as standard review products that are reviewed within ten months of the date the FDA files the NDA or BLA; applications classified as priority review are reviewed within six months of the date the FDA files the NDA or BLA. An NDA or BLA can be classified for priority review when the FDA determines the drug or biologic has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority reviews may be extended by the FDA for three or more additional months to consider certain late-submitted information or information intended to clarify information already provided in the NDA or BLA submission.

The FDA may also refer applications for novel drug and biological products, as well as drug and biological products that present difficult questions of safety or efficacy, to be reviewed by an advisory committee — typically a panel that includes outside clinicians, statisticians and other experts — for review, evaluation, and a recommendation as to whether the NDA or BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug or biological product is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory.

After the FDA evaluates the NDA or BLA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the NDA or BLA submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing and distribution of the drug or biologic with specific prescribing information for specific indications.

As a condition of NDA or BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the drug or biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Changes to some of the conditions established in an approved NDA or BLA, including changes in indications, product labeling, manufacturing processes or facilities, require submission and FDA approval of a new NDA or BLA, or supplement to an approved NDA or BLA, before the change can be implemented. An NDA or BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA and BLA supplements as it does in reviewing original NDAs and BLAs.

Applications Based on Foreign Clinical Data

The FDA’s acceptance of data from clinical trials not conducted under an IND outside of the United States is subject to certain regulatory conditions, including that the clinical trial must be well designed and well controlled as well as conducted in accordance with GCP. The FDA must also be able to validate the data from any foreign study through an on-site inspection if the agency deems it necessary. A sponsor or applicant may ask the FDA to waive certain of these requirements. An application based solely on foreign clinical data may be approved by the FDA if: (1) the foreign data are applicable to the U.S. population and U.S. medical practice; (2) the studies have been performed by clinical investigators of recognized competence; and (3) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Failure of an application to meet any of these criteria will result in the application not being approvable by the FDA based on the foreign data alone. The FDA applies this policy in a flexible manner according to the nature of the drug and the data being considered.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biologics intended to treat a rare disease or condition — generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing, and making a product available in the United States for such disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the drug or biological product and its potential orphan disease use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process or guarantee eventual approval by the FDA. The first NDA or BLA applicant to receive FDA approval for a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product in the approved indication. For large molecule drugs, sameness is determined based on the principal molecular structural features of a product.

During the seven-year marketing exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, or in the case of a biological product, one containing the same principal molecular structural features for the same indication, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product can be considered clinically superior if it is safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same drug or biological product for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA user fee.

Breakthrough Therapy Designation

The FDA is also required to expedite the development and review of drugs and biological products that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. The sponsor of a new drug or biological product candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug or biological product candidate. The FDA must determine if the drug or biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. Breakthrough designation does not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Fast Track Designation and Priority Review

Through the fast track designation, FDA is required to facilitate the development, and expedite the review, of drugs or biological products that are intended for the treatment of a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for the condition. Fast track designation may be granted when preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy which may be potentially better than available therapy. Fast track designation applies to both the product and the specific indication for which it is being studied. Any product submitted to FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review. A fast track request may be made concurrent with, or after, the filing of the IND for the drug or biological product. The FDA will review the request and make a decision within 60 days. Fast track designation does not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate a shorter, six-month review. Apart from a shorter review period, priority review does not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Accelerated Approval

Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition and that generally provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. Apart from being able to secure accelerated approval on the basis of a surrogate endpoint, accelerated approval does not grant any advantages in the regulatory review process or guarantee subsequent full approval by the FDA. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to submission of the application or approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. Applicants being considered for accelerated approval must submit to the FDA, during the preapproval review period, copies of all promotional materials, including both promotional labeling and advertisements, intended for dissemination or publication within 120 days following marketing approval (launch). Under the same regulatory provisions, after 120 days following marketing approval, unless otherwise informed by the FDA, the applicant must submit promotional materials at least 30 days before the intended time of initial dissemination of the labeling or initial publication of the advertisement (non-launch).

Disclosure of Clinical Trial Information

Sponsors of certain clinical trials of FDA-regulated products, including drugs and biological products, are required to register and disclose specific clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or BLAs, (or supplements to applications) for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration must contain data to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug or biological product is safe and effective. The FDA may grant deferrals or full or partial waivers, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug or biological product with orphan drug designation except a product with a new active ingredient that is a molecularly targeted cancer product intended for the treatment of an adult cancer and directed at a molecular target determined by FDA to be substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act (“BPCA”) provides a six-month extension of any non-patent exclusivity for a drug or biological product as well as a six-month extension of patent exclusivity for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug or biological product in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s written request, the additional protection is granted. Applications under the BPCA are treated as priority applications.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHS Act emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHS Act also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the lot manufacturing history and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before allowing the manufacturer to release the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. There is no required timeframe for lot release. However, the FDA generally releases lots within 30 business days once a complete and accurate submission has been received. As with drugs, after approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Post-Approval Requirements

Once an NDA or BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs and biologics, including direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of an NDA or BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product.

In addition, quality control, drug or biological product manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices (“cGMPs”) after approval. Drugs and biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies as well as meet specific product tracking and tracing requirements. Registration with the FDA subjects entities to periodic inspections by the FDA, during which the agency inspects a drug or biological product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Amendments

Orange Book Listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments, NDA applicants are required to identify to FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (“ANDA”). An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity (“NCE”), which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent Term Extension

The Hatch Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between the effective date of an IND application and NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time FDA determines that the applicant did not pursue approval with due diligence.

The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years, and only one patent can be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Biosimilars

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical trials, animal trials, and a clinical trial or trials, unless the Secretary of Health and Human Services waives a required element. A biosimilar product may be deemed interchangeable with a previously approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. To date, a number of biosimilar products and several interchangeable products have been approved under the BPCIA. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, may pose some hurdles to biosimilar product implementation, which is still being evaluated by the FDA.

A reference biologic is granted 12 years of exclusivity from the time of first licensure, or BLA approval, of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biological product submitted under the biosimilar abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

FDA Approval and Regulation of Companion Diagnostics

If safe and effective use of a therapeutic product depends on an in vitro diagnostic, then the FDA generally will require approval, authorization or clearance of that diagnostic, known as a companion diagnostic, before or at the same time that the FDA approves the therapeutic product. If FDA determines that a companion diagnostic device is essential to the safe and effective use of a new therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved, authorized or cleared for that indication.

Approval, authorization or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of an in vitro companion diagnostic in conjunction with the review of a product will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research or the FDA’s Center for Biologics Evaluation and Research and the FDA’s Office of In Vitro Diagnostics within the Center for Devices and Radiological Health.

Under the FDC Act, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDC Act and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance, authorization or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance, authorization or approval from the FDA prior to commercial distribution. The three types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, de novo authorization, and premarket approval (“PMA”). The vast majority of companion diagnostics require a PMA.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, a PMA application typically requires data regarding analytical and clinical validation studies. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation (“QSR”), which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained, or problems are identified following initial marketing.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared, authorized or approved. Device manufacturers must also register their establishments and list their devices with the FDA. A medical device manufacturer’s manufacturing processes and those of its contract manufacturers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic and foreign facility records and manufacturing processes are subject to periodic inspections by the FDA.

Other U.S. Healthcare Laws and Compliance Requirements

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry. These laws include anti-kickback, false claims, transparency and health information privacy laws and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The ACA amended the intent element of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal civil False Claims Act.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the Civil Monetary Penalties Law statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order or receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by HIPAA, which prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, impose obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates, their covered subcontractors and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not pre-empted by HIPAA.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services (“CMS”) issued a final rule that requires certain manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, certain types of advance practice nurses and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. The reported data are made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.

Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Further, certain states require the posting of information relating to clinical trials and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, such as California’s CCPA or Europe’s General Data Protection Regulation, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that business arrangements with third parties comply with applicable state, federal and foreign healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.

Healthcare Reform

Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. On September 9, 2021, the Biden administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The U.S. Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to lower prescription drug prices, including by allowing Medicare to negotiate prices and disincentivizing price increases, and to support market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase price transparency. These initiatives recently culminated in the enactment of the IRA in August 2022, which will, among other things, allow HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although this will only apply to high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics). The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price beginning in October 2023, penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions will take effect progressively starting in 2023, although they may be subject to legal challenges.

Chinese regulation of pharmaceutical product development and approval

Since China’s entry into the World Trade Organization in 2001, the Chinese government has made significant efforts to standardize regulations, develop its pharmaceutical regulatory system and strengthen intellectual property protection.

In October 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Office of the Central Committee of the Communist Party of China jointly issued the Opinion on Deepening the Reform of the Regulatory Approval System to Encourage Innovation in Drugs and Medical Devices (the “Innovation Opinion”), which is a mandatory plan to further reform the review and approval system and to encourage the innovation of drugs and medical devices. Under the Innovation Opinion and other recent reforms, the expedited programs and other advantages encourage drug manufacturers to seek marketing approval in China first and to develop drugs in high priority disease areas, such as oncology or rare disease.

To implement the regulatory reform introduced by the Innovation Opinion, the Standing Committee of the National People’s Congress (“SCNPC”) and the China National Medical Product Administration (“NMPA”) have recently revised the fundamental laws, regulations and rules governing pharmaceutical products and the pharmaceutical industry, including the amendment of the framework law known as the PRC Drug Administration Law (“DAL”), which became effective on December 1, 2019. The State Administration for Market Regulation (“SAMR”) has promulgated the following key implementing regulations for the DAL: (1) the amended Administrative Measures for Drug Registration and (2) the amended Measures on the Supervision and Administration of the Manufacture of Drugs. Both regulations took effect on July 1, 2020.

Regulatory authorities

In China, the NMPA is the authority under the SAMR that monitors and supervises the administration of pharmaceutical products, medical appliances and equipment, and cosmetics. The NMPA was established in

March 2018 as part of the institutional reform of the State Council. Predecessors of the NMPA include the former China Food and Drug Administration (“CFDA”) established in March 2013, the State Food and Drug Administration (“SFDA”) established in March 2003, and the State Drug Administration established in August 1998. The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment, as well as cosmetics in China;

•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;

•	evaluating, registering and approving chemical drugs, biological products and traditional Chinese medicine;

•	approving and issuing permits for the manufacture and export/import of pharmaceutical products; and

•	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

According to the CFDA’s Decision of the CFDA on Adjusting the Approval Procedures under the Administrative Approval Items for Certain Drugs, in March 2017, which became effective in May 2017, the approval of clinical trial application should be issued by the Center for Drug Evaluation (the “CDE”) in the name of the CFDA.

The National Health and Family Planning Commission (“NHFPC”) was rebranded as the NHC in March 2018. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety. The predecessor of NHFPC is the Ministry of Health (“MOH”). Following the establishment of the former SFDA in 2003, the MOH was put in charge of the overall administration of the national health in China, excluding the pharmaceutical industry. The NHC performs a variety of tasks in relation to the health industry such as establishing and overseeing the operation of medical institutions, some of which also serve as clinical trial sites, regulating the licensure of hospitals, and producing professional codes of ethics for public medical personnel. The NHC plays a significant role in drug reimbursement.

PRC Drug Administration Law

The DAL as promulgated by the SCNPC in 1984, and the DAL Implementing Measures (“DAL Implementing Measures”) as promulgated by the State Council in August 2002 and last amended in March 2019, established the legal framework for the administration of pharmaceutical products, including the development and manufacturing of new drugs and the medicinal preparations by medical institutions. The DAL also regulates the distribution, packaging, labels and advertisements of pharmaceutical products in China.

Certain amendments to the DAL took effect on December 1, 2001 and subsequent amendments were made on December 28, 2013, April 24, 2015 and August 26, 2019. These amendments were formulated to strengthen the supervision and administration of pharmaceutical products and to ensure the quality and safety of pharmaceutical products. The current DAL applies to entities and individuals engaged in the development, production, distribution, application, supervision and administration of pharmaceutical products. The DAL regulates and prescribes a framework for the administration of the law to pharmaceutical manufacturers, pharmaceutical distribution companies, and medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

According to the DAL, no pharmaceutical products may be produced in China without a pharmaceutical manufacturing permit. A local manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from one of the provincial administrations of medical products in order to commence production of pharmaceuticals. Prior to granting such license, the relevant government authority will inspect the manufacturer’s production facilities and decide whether the sanitary conditions, quality assurance system, management structure and equipment within the facilities have met the required standards.

In August 2019, the SCNPC promulgated the latest DAL (the “2019 Amendment”), which became effective in December 2019. The 2019 Amendment brought a series of changes to the drug supervision and administration system, including (1) the formalization of the drug marketing authorization holder system (the “MAH System”); (2) expedited approval pathway; and (3) the cancellation of relevant certification in relation to Good Manufacturing Practice (“GMP”) and Good Supply Practice (“GSP”). The 2019 Amendment requires the marketing authorization holder to assume responsibilities for the entire product life cycle, including non-clinical studies, clinical trials, manufacturing, marketing, post-marketing studies, monitoring, reporting and handling of adverse reactions of the drug. The 2019 Amendment also stipulates that the state supports the innovation of drugs with clinical value, encourages the development of drugs with new therapeutic mechanisms and multi-targeted, systematic adjustment and intervention of physiological function, and promotes the technological advancement of drugs.

The DAL Implementing Measures serve to provide detailed implementation regulations for the DAL. On May 9, 2022, NMPA published the draft Implementing Measures of the PRC Drug Administration Law (“Draft DAL Implementing Measures”) for public comments. The Draft DAL Implementing Measures proposed amendments to the DAL Implementing Measures to conform to the changes in the 2019 Amendment. As of the date of this proxy statement/prospectus, the Draft DAL Implementing Measures have not been formally adopted.

Administrative Measures for Drug Registration

In July 2007, the former SFDA released the Administrative Measures for Drug Registration which took effect on October 1, 2007 (the “2007 Drug Registration Regulation”). The 2007 Drug Registration Regulation covers (1) definitions of drug marketing authorization applications and regulatory responsibilities of the former SFDA; (2) general requirements for drug marketing authorization; (3) drug clinical trials; (4) application, examination and approval of drugs (such as new drugs, generic drugs, imported drugs and OTC drugs); (5) supplemental applications and marketing authorization renewals of drugs; (6) re-registration of drugs; (7) inspections; (8) marketing authorization standards and specifications; (9) time limits; (10) re-examination; and (11) liabilities and other supplementary provisions.

In January 2020, the SAMR released the amended Administrative Measures for Drug Registration, which took effect in July 2020 (the “2020 Drug Registration Regulation”). Compared to the 2007 Drug Registration Regulation, the 2020 Drug Registration Regulation provides detailed procedural and substantive requirements for the key regulatory concepts established by the 2019 Amendment and confirms a number of reform actions that have been taken in the past years, including but not limited to: (1) fully implementing the MAH System and implied approval for the commencement of clinical trials; (2) implementing associated review of drugs, excipients and packaging materials; and (3) introducing four expedited approval pathways, namely the breakthrough designation, conditional approvals, prioritized reviews and special reviews and approvals.

Collecting and using patients’ human genetic resources and derived data

In May 2019, the State Council of China issued the HGR Regulations, which require approval or filing from the Human Genetic Resources Administration of China before a Chinese party entering into a definitive contract with a foreign party where HGR are involved in any international collaborative project and additional approval or filing for any export or cross-border transfer of the HGR samples or associated data. The HGR Regulations further stipulate that in order to obtain marketing authorization for relevant drugs and medical devices in China, no approval is required in international clinical trial cooperation using China’s HGR at Chinese clinical institutions without export of HGR materials. However, the parties in the cooperation shall obtain a filing from the Human Genetic Resources Administration of China before clinical trials in connection with, among other things, the type, quantity and usage of the HGR to be used in the clinical trials.

In October 2020, the SCNPC promulgated the China Biosecurity Law, which became effective on April 15, 2021. The China Biosecurity Law reaffirms the regulatory requirements stipulated by the HGR Regulations while potentially increasing the administrative fines significantly in cases in which foreign entities are alleged to have collected, preserved or exported Chinese human genetic resources.

Regulations on the clinical trials and marketing authorization of drugs

Four phases of clinical trials

According to the 2020 Drug Registration Regulation, a clinical development program consists of Phases I, II, III and IV clinical trials as well as a bioequivalence trial. Based on the characteristics of study drugs and research objectives, the four phases of studies respectively focus on clinical pharmacology, exploratory, confirmatory and post-approval assessment of efficacy and safety.

Approval authority and process for Clinical Trial Applications

According to the 2019 Amendment and the 2020 Drug Registration Regulation, clinical studies on investigational drugs must be approved by the CDE before its commencement.

Upon the completion of the pharmaceutical, pharmacological and toxicological research of the drug clinical trial, the applicant may submit relevant research materials to the CDE for the application to conduct a drug clinical trial (the “IND”). The CDE will organize pharmaceutical, medical and other reviewers to review the application and to decide whether to approve the drug clinical trial within 60 business days of accepting the application. Once the decision is made, the applicant can locate such decision on the CDE’s website. If no notice of decision is issued within the aforementioned time limit, the application of clinical trial shall be deemed as approval. The 2020 Drug Registration Regulation further requires that the applicant shall, prior to conducting a drug clinical trial, register the information of the drug clinical trial protocol, etc. on the Drug Clinical Trial Information Platform. During the drug clinical trials, the applicant shall update registration information continuously and, upon completion, register information about the outcome of the drug clinical trial. The applicant shall be responsible for the authenticity of the drug clinical trial information published on the platform. Pursuant to the Notice on the Drug Clinical Trial Information Platform promulgated by former SFDA in September 2013, the applicant shall complete the trial pre-registration within one month after obtaining the approval of the IND in order to obtain the trial’s unique registration number and complete registration of certain follow-up information and first-time submission for disclosure of the drug clinical trial information on the platform before the first subject’s enrollment in the trial. If the first-time submission for disclosure is not completed within one year after the approval of the IND, the applicant shall submit an explanation, and if the first-time submission for disclosure is not completed within three years, the approval of the IND shall automatically expire.

Qualification of clinical trial institutions and compliance with Good Clinical Practice in China (“GCP”)

According to the Innovation Opinion, certification of clinical trial institutions by the former CFDA and the former NHFPC was no longer required. Instead, a clinical trial institution can be engaged by a drug marketing authorization applicant (i.e., a sponsor) to conduct a drug clinical study after it has been duly registered with the online platform designated by the NMPA. On November 29, 2019, pursuant to the 2019 Amendment, the NMPA and the NHC jointly released the Rules for Administration of the Drug Clinical Trial Institutions, which became effective on December 1, 2019. The rules specify requirements for clinical trial institutions and recordation procedures. Pursuant to the rules, a clinical trial institution should comply with the requirements of the GCP and be capable of undertaking pharmaceutical clinical trials. It should also evaluate, or engage a third party to evaluate, its clinical trial proficiency, facilities and expertise before the recordation. According to the DAL Implementing Measures, a drug marketing authorization applicant should only engage a clinical trial institution that complies with relevant regulations to carry out a drug clinical trial.

The conduct of clinical trials must adhere to the GCP and the protocols approved by the ethics committee. Since 2015, the former CFDA has strengthened the enforcement against widespread data integrity issues associated with clinical trials in China. To ensure authenticity and reliability of the clinical data, the former CFDA mandated drug marketing authorization applicants to conduct self-inspection and verification of their clinical trial data. Based on the submitted self-inspection results, the former CFDA also regularly launched onsite clinical trial audits over selected applications and rejected those found with data forgery. The GCP audit has been ongoing and has been able to curb the number of unreliable marketing authorization applications.

In April 2020, the NMPA and the NHC released the Amended GCP that took effect on July 1, 2020. The Amended GCP provides comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the Amended GCP enhances the protection for study subjects and tightens the control over bio-samples collected under clinical trials.

International Multi-Center Clinical Trials Regulations

On January 30, 2015, the former CFDA promulgated the Tentative Guidelines for International Multi-Center Clinical Trial (“Multi-Center Clinical Trial Guidelines”), which took effect on March 1, 2015. The Multi-Center Clinical Trial Guidelines aimed to provide guidance for the regulation of application, implementation and administration of International Multi-Center Clinical Trials in China (“IMCCT”). IMCCT applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the marketing authorization applicant plans to make use of the data derived from the IMCCT, such IMCCT shall satisfy, in addition to the requirements set forth in the DAL and its implementation regulations, the Administrative Measures for Drug Registration, the GCP and relevant laws and regulations, the following requirements:

•

The applicant shall first conduct an overall evaluation on the global clinical trial data and further make trend analysis of the Asian and Chinese clinical trial data. In the analysis of Chinese clinical trial data, the applicant shall consider the representativeness of the research subjects, i.e., the participating patients;

•

The applicant shall analyze whether the amount of Chinese research subjects is sufficient to assess and adjudicate the safety and effectiveness of the study drug, and satisfy the statistical and relevant statutory requirements; and

•	The onshore and offshore IMCCT research centers shall be subject to on-site inspections by the Chinese regulatory authorities.

IMCCT shall follow the Good Clinical Trial Practice of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH-GCP”) principles and ethics requirements. Marketing authorization applicants shall ensure the truthfulness, reliability and trustworthiness of clinical trials results. The investigators shall have the qualification and capability to perform relevant clinical trials. The ethics committee shall continuously supervise the trials and protect the subjects’ interests, benefits and safety. Before the commencement of the IMCCT, applicants shall obtain clinical trial approvals or complete filings pursuant to requirements under the local regulations where clinical trials are conducted, and applicants shall register and disclose the information of all major investigators and study sites on the NMPA’s drug clinical trial information platform.

Data derived from IMCCT can be used for the marketing authorization applications with the NMPA. When using international multi-center clinical trial data to support marketing authorization applications in China, applicants shall submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with ICH-CTD (International Conference on Harmonization-Common Technical Document) content and format requirements. Also, subgroup research results summary and comparative analysis shall be conducted concurrently.

In October 2017, the former CFDA released the Decision on Adjusting Items concerning the Administration of Imported Drug Registration to reform the regulatory framework for IMCCT in China, which includes the following key points:

•

The IMCCT drug does not need to be approved or entered into either a Phase II or III clinical trial in a foreign country, except for preventive biological products. Phase I IMCCT is permissible in China.

•	The application for drug marketing authorization can be submitted directly after the completion of the IMCCT.

•

With respect to clinical trial and market authorization applications for imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the foreign drug manufacturer is located will not be required.

Clinical trial waivers and acceptance of foreign clinical trial data

On July 6, 2018, the NMPA issued the Technical Guidance for Accepting Foreign Clinical Trial Data (“Foreign Clinical Trial Data Guidance”) as one of the implementing rules for the Innovation Opinion. According to the Foreign Clinical Trial Data Guidance, sponsors may use the data of foreign clinical trials to support drug marketing authorization in China, provided that sponsors must ensure the authenticity, completeness, accuracy and traceability requirements, and that such data must be obtained in consistency with the relevant requirements under the ICH-GCP. According to the quality of the data of foreign clinical trials, NMPA may completely accept, partly accept or not accept the data. Clinical trial sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without pre-approval clinical trials being conducted in China. Specifically, in 2018, the NMPA and the NHC issued the Procedures for the Review and Approval of Urgently Needed Foreign New Drugs. The procedures are intended to accelerate approvals for drugs that have been approved within the last ten years in the United States, the European Union or Japan and that treat orphan diseases or prevent or treat serious life-threatening illnesses for which there is either no effective therapy in China or for which the foreign-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete post-approval trials in China.

Authorization holder system

Under the authorization of the SCNPC in November 2015, the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism on May 26, 2016, which provides a detailed pilot plan for the MAH System for drugs in 10 provinces in China. Under the MAH System, domestic drug research and development institutions and individuals in the piloted regions are eligible to be holders of drug marketing authorizations without having to become drug manufacturers. The Pilot Plan was originally set for a 3-year period by the SCNPC and would end in November 2018. Effective as of November 5, 2018, the SCNPC decided to extend the pilot program for another year.

The 2019 Amendment purports to roll out the MAH System nationwide. Companies and research and development institutions can be drug marketing authorization holders. The drug marketing authorization holder should be responsible for their products throughout the life cycle, including nonclinical studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the 2019 Amendment. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers have a valid pharmaceutical manufacturing permit for the specific type of drugs. The marketing authorization holders can also engage pharmaceutical distribution enterprises with a valid pharmaceutical distribution permit for the distribution activities. Upon receiving the marketing authorizations from the NMPA, a drug marketing authorization holder may transfer its drug marketing authorization to a company that has the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality of the drug, and to fulfill the obligations of the drug marketing authorization holder.

Drug marketing authorization

According to the 2020 Drug Registration Regulation, the applicant may submit an application for drug marketing authorization to CDE upon completion of relevant research on pharmacy, pharmacology, toxicology and drug clinical trials, determination of the quality standards of the drug, validation of commercial-scale production processes and preparation for acceptance of verification and inspection conducted by the Center for Food and Drug Inspection. The NMPA then determines whether to approve the application according to the comprehensive technical review by the CDE. We must obtain approval of drug marketing authorizations before our drugs can be manufactured and sold in the China market.

Priority review and accelerated review and approval channels

The 2020 Drug Registration Regulation has incorporated the previous reform with respect to the accelerated review and approval process for clinical trials and drug marketing authorizations. The 2020 Drug Registration Regulation and the auxiliary regulatory documents currently provide four procedures for fast-track review and approvals of drugs. The NMPA would prioritize the allocation of resources for communication, guidance, review, inspection, examination and approval of applications that are qualified for the application of the four procedures. The four procedures are: (1) the review and approval procedures for break-through therapeutic drugs; (2) the review and approval procedures for drug conditional approval application; (3) the priority review procedures for drug marketing authorization approval; and (4) drug special review and approval procedures in case of public health emergency.

(1)	Review and approval procedures for break-through therapeutic drugs

In principle, during the drug clinical trials, an applicant may submit the application to the CDE for its drug to be designated as a break-through therapeutic drug if the following general conditions are met:

•	The drug candidate must be an innovative new drug or improved new drug;

•	The drug candidate must be used for the prevention and treatment of life-threatening illnesses or illnesses which have a serious impact on the quality of life; and

•	There is no other effective prevention or treatment method, or there is adequate evidence proving that the drug candidate has obvious clinical advantages over existing treatment methods.

(2)	Review and approval procedures for drug conditional approval application

At the clinical trial stage, an applicant may submit the application to the CDE for its drug to be qualified for conditional approval if the following general conditions are met:

•

The drug candidate is for treatment of life-threatening illnesses with no effective treatment method or in dire need in case of a public health emergency; and clinical trial data on drug efficacy is available and the clinical value of the drug candidate can be predicated based on such data; or

•

For vaccines urgently needed in major public health crisis or other vaccines that are deemed by the NHC to be urgently needed, they may receive conditional approvals if their assessed benefits outweigh the risks.

(3)	Priority review procedures for drug marketing authorization approval

Upon the submission of the marketing authorization application for a drug candidate that has obvious clinical value, an applicant may request that the marketing authorization application be qualified for priority review. Drugs that are qualified for priority review include:

•	Drugs that are in short supply and urgently needed clinically, or innovative new drugs or improved new drugs for the prevention and treatment of major contagious diseases or rare diseases;

•	Drugs for pediatric use with new product specification, dosage form and strength that comply with pediatric physiological characteristics;

•	Vaccines and innovative vaccines urgently needed for the prevention and control of diseases;

•	Drugs that received break-through therapeutic drug designation;

•	Drugs that are qualified for conditional approval; and

•	Others qualified for priority review as stipulated by the NMPA.

(4)	Drug special review and approval procedures in case of public health emergency

At the time of a threat or occurrence of public health emergency, the NMPA may, in accordance with law, decide to implement special examination and approval for an urgently needed drug required for the prevention and treatment during the public health emergency. Drugs included in the special examination and approval procedures may, based on special needs of disease prevention and control, be restricted for use within a certain period and scope.

Administrative protection for new drugs

Under the 2007 Drug Registration Regulation, the DAL Implementing Measures (effective as of March 2, 2019) and the Reform Plan, the NMPA may provide for an administrative monitoring period of not more than five years for Category 1 new drugs for the purpose of protecting public health. The new drug monitoring period commences from the date of approval, and the NMPA will continually monitor the safety of those new drugs. However, the 2020 Drug Registration Regulation omits the provisions relating to the administrative exclusivity created by the new drug monitoring period. The NMPA has not issued any written guidance regarding whether it will grant administrative exclusivity during the new drug monitoring period to new drugs approved after the 2020 Drug Registration Regulation took effect.

The most recent amendment to the Patent Law of the People’s Republic of China (the “PRC Patent Law”), which was promulgated by the SCNPC in October 2020 and became effective in June 2021 (“2020 Patent Law Amendment”), describes the general principles of linking generic drug applications to pharmaceutical patent protection, also known as Patent Linkage. In July 2021, the NMPA and the China National Intellectual Property Administration (“CNIPA”), jointly published the Measures for Implementing an Early-Stage Resolution Mechanism for Pharmaceutical Patent Disputes (Tentative), providing an operating mechanism for Patent Linkage. Upon notification of generic applications and certifications, if the patentee or the interested person disagrees, the patentee or the interested person will need to file a claim with the court or the CNIPA within 45 days after the CDE’s publication and must submit a copy of the case acceptance notification to the CDE within 15 working days after the case acceptance date. Otherwise, the NMPA can proceed with the technical review and approval. Moreover, for chemical drugs, the NMPA’s approval stay is only nine months, and the technical review does not need to stay in this nine-month period. If the patentee or the interested person cannot secure a favorable court judgment or a decision from the CNIPA within the nine-month period, the NMPA can grant marketing authorization to the generic applicant after the nine-month period expires.

Data privacy and data protection

China continues to strengthen its regulation of network security, data protection, and personal information (including personal health information). For example, the PRC Civil Code, which was promulgated by the

National People’s Congress of the People’s Republic of China in May 2020 and became effective in January 2021, provides that the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

In November 2016, the SCNPC promulgated the Cyber Security Law, which became effective in June 2017. The Cyber Security Law requires network operators to perform certain functions related to cybersecurity protection and strengthen the network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. When collecting and using personal information, in accordance with the Cyber Security Law, network operators shall abide by the “lawful, justifiable and necessary” principles. The network operator shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected.

In July 2018, the National Health Commission promulgated the Measures on Health and Medical Big Data, which set out the guidelines and principles for standards management, security management and services management of health and medical big data. Pursuant to the Measures on Health and Medical Big Data, the healthcare data produced by the PRC citizens in the PRC can be managed and used by the state for the purposes of the state strategic safety and the benefits of the life and health of the PRC citizens, provided that the state guarantees the PRC citizens their respective right of information, usage and personal privacy.

In June 2021, the SCNPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, shall be treated with higher level of protection. Specifically, the Data Security Law provides that processors of important data shall appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processor shall evaluate the risk of its data activities periodically and file assessment reports with relevant regulatory authorities. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On December 28, 2021, the Cyberspace Administration of China, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which became effective on February 15, 2022 and superseded and replaced the Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures provide that (i) data processors which carry out data processing activities and (ii) any “operator of critical information infrastructure” which purchase network solutions or services to conduct cybersecurity review if they will affect or may affect national security. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

Additional regulations, guidelines, and measures relating to data privacy and data protection are expected to be adopted, including the Personal Information Protection Law, effective from November 1, 2021, and the Measures for the Security Assessment of Cross-border Data Transfer, effective from September 1, 2022, each of which indicates a trend of more stringent compliance requirements, and, if adopted or effective, would require security assessment and review before transferring personal health information out of China.

Good Laboratories Practice certification for nonclinical research

To improve the quality of animal research, the former SFDA promulgated the Administrative Measures for Good Laboratories Practice of Pre-clinical Laboratory in 2003 (“GLP”), and began to conduct the certification program of the GLP. The GLP was then abolished and replaced by the Administrative Measures for Good

Laboratories Practice of Pre-clinical Laboratory promulgated in 2017. In April 2007, the former SFDA promulgated the Administrative Measures for Certification of Good Laboratory Practice of Pre-clinical Laboratory, providing that the former SFDA (now the NMPA) is responsible for certification of nonclinical research institutions. According to the Administrative Measures for Certification of Good Laboratory Practice of Pre-clinical Laboratory, the former SFDA (now the NMPA) decides whether an institution is qualified for undertaking pharmaceutical nonclinical research upon the evaluation of the institution’s organizational administration, personnel, laboratory equipment and facilities and its operation and management of nonclinical pharmaceutical projects. If all requirements are met, a GLP certification will be issued by the former SFDA (now the NMPA) and published on the government website.

Animal testing permits

According to Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission in November 1988, as amended by State Council in January 2011, July 2013 and March 2017, and Administrative Measures on the Certificate for Animal Experimentation (Tentative) promulgated by the State Science and Technology Commission and other regulatory authorities in December 2001, performing experiments on animals requires a Certificate for Use of Laboratory Animals. Applicants must satisfy the following conditions:

•

Laboratory animals must be qualified and sourced from institutions that have Certificates for Production of Laboratory Animals; The environment and facilities for the animals’ living and propagating must meet state requirements;

•	The animals’ feed must meet state requirements;

•	The animals’ feeding and experimentation must be conducted by professionals, specialized and skilled workers, or other trained personnel;

•	The management systems must be effective and efficient; and

•	The applicable entity must follow other requirements as stipulated by Chinese laws and regulations.

Permits and licenses for drug manufacturing and commercialization operations

Pharmaceutical manufacturing permit and GMP requirements

According to the DAL and the DAL Implementing Measures, to manufacture pharmaceutical products in China, a pharmaceutical manufacturing enterprise must first obtain a Pharmaceutical Manufacturing Permit issued by the relevant provincial medical products administration where the enterprise is located. Among other things, such a permit must set forth the scope of production and effective period. The grant of such license is subject to an inspection of the manufacturing facilities, and an inspection to determine whether the sanitary condition, quality assurance systems, management structure and equipment meet the required standards.

According to the DAL Implementing Measures and Measures on the Supervision and Administration of the Manufacture of Drugs, officially promulgated in August 2004 and amended in November 2017 and January 2020, each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Manufacturing Permit is subject to review by the relevant regulatory authorities on an annual basis. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

The GMP was promulgated in March 1988 and was amended in December 1992, June 1999 and January 2011. The GMP comprises a set of detailed standard guidelines governing the manufacture of drugs, which includes institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, raw material management, maintenance of sales records and management of customer complaints and adverse event reports.

Pharmaceutical distribution permit and GSP requirements

To distribute pharmaceutical products in China, including wholesale and retail distribution, a pharmaceutical distribution enterprise must first obtain a Pharmaceutical Distribution Permit.

Pursuant to the Administrative Measures of the Pharmaceutical Distribution Permit promulgated by the former CFDA in February 2004 and subsequently amended in November 2017, each Pharmaceutical Distribution Permit issued to a pharmaceutical distribution enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Distribution Permit is subject to periodic review and inspection by the relevant regulatory authorities. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

The GSP for Drugs was promulgated in April 2000 and was amended in November 2012, May 2015 and July 2016. The GSP for drugs is the basic rules for drug operation and quality control, setting forth the requirements for pharmaceutical distribution enterprises throughout the process of procurement, storage, sales and transportation.

Good pharmacovigilance practice

The latest DAL provides that China shall establish a pharmacovigilance system for monitoring, identifying, assessing and controlling adverse drug reactions and other harmful reactions associated with the use of drugs. As a supporting document in this regard, the Good Pharmacovigilance Practice (“GVP”), which was promulgated by the NMPA and became effective as of December 1, 2021, outlines the key requirements for pharmacovigilance activities to be carried out by drug marketing authorization holders and/or drug clinical trial sponsors. The GVP clarifies that pharmacovigilance activities, including collection, identification, evaluation and control of adverse drug reactions, shall take place in the total life cycle of drugs, from the clinical development stage through the post-approval stage. The GVP calls for effective and differentiated pharmacovigilance activities for different types of drugs, such as innovative drugs, traditional Chinese medicines and ethnic medicines.

Employees and Human Capital Resources

As of June 30, 2022, we had 45 full-time employees. Due to the high technical requirements of our industry, our workforce comprises many high caliber scientists and experts with experience in the pharmaceutical and biotechnology industries. Most of our workforce is highly-educated, with many employees holding advanced degrees from overseas institutions. We have also engaged R&D and clinical development consultants, as well as general and administrative consultants, to support our operations. None of our employees are represented by a labor union or covered under a collective bargaining agreement. The following table sets forth a breakdown of our employees and consultants with whom we had entered into consulting agreements by function and by country as of June 30, 2022:

	General and Administrative[1]	R&D and Clinical Development	Total
Full-Time Employees
U.S.	10	24	34
China	8	17	25
Total	18	41	59
Consultants
U.S.	2	3	5
China	1	0	1
Total	3	3	6

Note:

(1)

Our Chief Executive Officer, Dr. Guo-Liang Yu, and our President, Dr. Redkar, are categorized as general and administrative employees in the United States under our payroll systems and are displayed as such here but undertake leadership roles in our R&D and clinical development.

The following table sets forth a breakdown of our employees and consultants within the R&D and clinical development team by years of experience in R&D in the oncology field as of the date of this proxy statement/prospectus:

	0 to 4 years	5 to 10 years	11 to 15 yeas	>15 years	Total
Full-Time Employees in the U.S.	9	3	5	2	19
Full-Time Employees in China	4	3	4	5	16
Consultants in the U.S.	3	3	0	2	8
Consultants in China	0	1	0	0	1

Among our R&D employees, 28 hold master’s or doctoral degrees.

Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees into our collaborative culture. Our compensation program is designed to retain, motivate and attract highly qualified executives and talented employees and consultants. We are committed to fostering a culture that supports diversity and an environment of mutual respect, equity and collaboration that helps drive our business and our mission.

Facilities

We are leasing approximately 7,608 square feet of office space in Foster City, California, where our Company is headquartered. The relevant rental agreements provide rental terms that expire in March 2024. We are also sub-leasing approximately 522 square feet of laboratory space in South San Francisco, California. The rental term expires on December 31, 2022 and thereafter continues on a month-to-month basis, but will expire no later than on March 31, 2023.

In China, currently we lease approximately 649 square meters of office space and approximately 200 square meters of laboratory space in Hangzhou. We also lease approximately 280 square meters of office space in Shanghai. We plan to move into a newly rented space with approximately 2,515 square meters in Hangzhou once the renovation is complete.

In addition, we are leasing approximately 280 square meters of office space in Shanghai, China, and the rental term provided by the rental agreement will expire on March 15, 2024.

Neither of our lease agreements for the laboratory space in Hangzhou, China and the office space in Shanghai, China, respectively, has completed lease registration with relevant regulatory authorities. We do not believe that such non-registration affects the validity of such lease agreements.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Dr. Kin-Hung Peony Yu, our Chief Medical Officer, is a co-defendant in a civil consolidated class action filed in the Northern District of California relating to her role as Chief Medical Officer of FibroGen, Inc. relating to the NDA for FibroGen, Inc.’s FG-4592 (Peifa Xu v. FibroGen, Inc., 21-cv-02623-EMC (N.D. Cal. Aug. 30, 2021)). Dr. Yu is defending against any such alleged claims relating to her prior role at FibroGen, Inc.

APOLLOMICS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition together with our consolidated financial statements for the years ended December 31, 2020 and 2021 and unaudited interim consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2021 and 2022, together with related notes thereto included elsewhere in this proxy statement/prospectus. The discussion and the analysis should also be read together with the section of this proxy statement/prospectus entitled “Information about Apollomics” and the unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2022, and for the year ended December 31, 2021 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”). The following discussion contains forward-looking statements based upon Apollomics’ current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and/or elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Apollomics,” “Apollomics’,” and ”its” refer to Apollomics and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Overview

We are an innovative clinical-stage biotechnology company focused on the discovery and development of oncology therapies to address unmet medical needs. Since our founding in 2015, we have built a pipeline of nine drug candidates across eleven programs that focus on oncology, of which six drug candidates are at clinical stage.

Our strategic focus is the development of novel therapies targeting difficult to treat cancers. We use both targeted, immuno-oncology, and other innovative approaches to address pipeline indications across a range of cancers, such as AML, lung cancer, brain cancer, and other solid tumors. Our pipeline includes a variety of cancer treatment programs that utilize tumor inhibitors, cell adhesion inhibitors, immune checkpoint inhibitors, a cancer vaccine, combination therapies or a multi-functional protein with the goals to improve response rates and reduce chemo-resistance and toxicity compared to the current treatment standards. We have adopted a biomarker-driven diagnostic approach for patient screening to increase precision in identifying patients that can potentially benefit from target therapy.

Two of our leading drug candidates, APL-101 and APL-106, have shown initial promising clinical results and are in the late stages of clinical development. We also have a number of innovative drug candidates in earlier stages of clinical, preclinical, and discovery development.

We operate in both the United States and China, with headquarters and global drug development team in the San Francisco Bay Area and our discovery and China drug development team in Hangzhou and Shanghai, China. We believe that we benefit from these key centers of excellence in the biotechnology industries of the East and West.

Our Drug Candidate Pipeline

The drug candidates in our existing pipeline can be categorized into three groups based on their mechanisms of action, each of which contains drug candidates at various stages of development: (i) tumor inhibitors; (ii) anti-cancer enhancers; and (iii) immuno-oncology drugs. We believe that having three groups of drug candidates with different mechanisms of action will enable us to develop potential synergistic therapies that address unmet needs in cancer treatment.

Tumor Inhibitors

Our tumor inhibitor drug candidates consist of three small molecule inhibitors against different uncontrolled growth signaling pathways in cancer cells. Our tumor inhibitor drug candidates are APL-101, APL-102, and APL-122.We are developing therapies that may target alternative pathways to overcome cancer treatment resistance, including chemo-resistance and targeted therapy resistance.

One of the most advanced drug candidates in our pipeline is our leading drug candidate, APL-101, a potent, highly selective c-Met inhibitor. We are investigating APL-101 in clinical trials as a single agent for the potent treatment of non-small cell lung cancer (“NSCLC”) and other advanced tumors with c-Met alterations, and as a combination therapy with epidermal growth factor receptor (“EGFR”) inhibitors. We have received orphan drug designation (ODD) of APL-101 for “treatment of non-small cell lung cancer with MET genomic tumor aberrations.” We intend to continue to explore the possibility of combining APL-101 with other drugs or drug candidates.

APL-102, is our oral active, small molecule MTKi that has shown anti-tumor activity in multiple preclinical studies, such as models of liver cancer, breast cancer and esophageal cancer, both as a single agent and in combination with an anti-PD-1 antibody. As of the date of this proxy statement/prospectus, APL-102 is in a Phase 1 dose escalation clinical trial and is at the fourth dose level, without observed toxicity in human subjects.

APL-122 is our tumor inhibitor candidate. APL-122 targets ErbB1/2/4 signaling pathways and it is brain penetrating. APL-122 is in Phase 1 dose escalation as of the date of this proxy statement/prospectus.

Anti-Cancer Enhancers

Our anti-cancer enhancer drug candidates consist of two antagonists against a cell adhesion receptor, APL-106 and APL-108, which are being developed as adjuncts to chemotherapy to enhance its anti-cancer effects. Binding of cancer cells to E-Selectin enhances their adhesion to the endothelium in bone marrow niches, thereby preventing the cancer cells from entering circulation and shielding them from chemotherapy.

APL-106 (Uproleselan, GMI-1271), an E-selectin inhibitor, was granted fast track designation by the FDA and breakthrough therapy designation by NMPA in order to expedite its development.

APL-108 (GMI-1687), a second-generation E-selective inhibitor with even higher potency, is IND-ready for entry into clinical trials for other indications.

We are advancing the preclinical and clinical development of APL-108, a next-generation E-Selectin antagonist with enhanced potency suitable for subcutaneous administration and potentially to target other liquid and solid cancers, that is currently in preclinical development.

Immuno-Oncology Drugs

Our immuno-oncology drug candidates consist of four drug candidates: APL-501; APL-502; APL-801; and APL-810. These drug candidates may take the advantage of the body’s immune system to fight cancer and include mono-specific and bi-specific antibodies that could release the natural brakes of immune response against cancer cells, as well as a novel cancer vaccine.

APL-501 is our anti-PD-1 antibody drug candidate. Genor, our partner in China for APL-501, has filed a Biologics License Application (“BLA”) with the Chinese NMPA.

APL-502 is our anti-PD-L1 antibody drug candidate and is being developed by Chia Tai Tian Qing Pharma (“CTTQ”), our partner in China under a tri-party agreement with the licensor. APL-502 has reached the clinical stage of development in China.

Our pipeline also includes another two novel immuno-oncology drug candidates, namely an anti-PD-L1/anti-CD40 bi-specific antibody, APL-801, and an antigen-specific, active checkpoint-control cancer vaccine, APL-810.

Please refer to the section of this proxy statement/prospectus entitled “Information About Apollomics” for the further details.

Drug Candidate Development Status

The status of our pipeline of drug candidates ranges from the discovery stage to the clinical stage. The following chart summarizes the development status of our drug candidates. Third parties also have ongoing clinical trials in their respective territories.

Key highlights of clinical trials conducted by third parties on our drug candidates include: (i) Pearl has conducted clinical trials for APL-101 in China into phase 2; (ii) GlycoMimetics has conducted clinical trials for APL-106 into phase 3 in the rest of the world outside of China; (iii) GlycoMimetics has conducted pre-clinical studies for APL-108 and filed an IND in the United States; (iv) Genor has conducted clinical trials for APL-501 in China through phase 3; and (v) CTTQ has conducted clinical trials for APL-502 in China into phase 3. Apollomics is not responsible for, and does not have control over, clinical trials conducted by such third parties and does not have any direct financial interest in the development of our drug candidates by such third parties. However, the development of our drug candidates by such third parties has the potential to benefit the regulatory status and development costs of such drug candidates in the geographies and trials for which we are responsible and do control due to our ability to access the developmental and clinical data from such third parties and to benefit from the feedback of such trials as information regarding such trials is made available. For more information regarding our arrangements with third parties, please see the section entitled “Information About Apollomics - Licensing and Collaboration Arrangements.”

We currently have no drug candidates approved for commercial sales and have not generated any revenue from product sales. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

Since our inception, we have incurred significant operating losses. For the six months ended June 30, 2021 and 2022 our net loss was $66.5 million and $3.4 million, respectively. For the years ended December 31, 2020 and 2021, our net loss was $74.8 million and $94.8 million, respectively. Substantially all of our operating losses resulted from research and development expenses and administrative expenses.

As of December 31, 2021 and June 30, 2022, we had an accumulated deficit of $235.4 million and $238.2 million, respectively. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

•	continue the research and development of our product candidates;

•	seek regulatory and marketing authorization for any of our product candidates that successfully complete development;

•	seek to identify and validate additional product candidates;

•	acquire or license other product candidates, technologies, or biological materials;

•	make milestone, royalty, or other payments under any current or future license agreements;

•	obtain, maintain, protect, and enforce our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company and incur increased legal, accounting, investor relations and other expenses; and

•	experience delays or encounter issues with any of the above.

We expect that our financial performance will fluctuate quarterly and yearly due to the development status of our drug candidates, our efforts to obtain regulatory approval and commercialize our drug candidates.

COVID-19 Business Update

The global COVID-19 pandemic continues to evolve. The extent of the impact of the COVID-19 pandemic on Apollomics’ business, operations and development timelines and plans remains uncertain and will depend on certain developments, including the duration and spread of the outbreak and its impact on Apollomics’ development activities, third-party manufacturers, and other third parties with whom Apollomics does business, as well as its impact on regulatory authorities and Apollomics’ key scientific and management personnel. As the COVID-19 pandemic has developed, Apollomics has taken numerous steps to help ensure the health and safety of its employees. Apollomics is maintaining hygiene and respiratory protocols; controls for social distancing; enhanced cleaning, disinfecting, decontamination, and ventilation protocols; health policies; and usage of personal protective equipment, where appropriate.

Apollomics continues to actively monitor the impact of the COVID-19 pandemic on its clinical trials. To date, Apollomics has experienced some impacts on its clinical trials due to the pandemic, including challenges related to recruiting, enrolling and treating patients in clinical trials due to patients’ concern regarding exposure risk; patients and clinical trial staff being exposed to SARS-CoV-2 or contracting COVID-19; reduced staffing at clinical trial sites due to the diversion of resources at clinical sites to address the effects of the pandemic; and travel restrictions and shutdowns impacting patients and clinical trial staff. In addition, Apollomics has experienced delays in its contract manufacturing plans as a direct or indirect result of the COVID-19 pandemic, including supply chain issues, competition for manufacturing capacity from manufacturers of COVID-19 related therapeutics and more recently the April 2022 shutdown in Shanghai, China due to an outbreak of COVID-19 cases there. While certain of these impacts have been resolved since the start of the COVID-19 pandemic, Apollomics continues to monitor its clinical development and supply chain and contingency planning is ongoing with its partners to reduce the possibility and magnitude of interruptions to its development activities or the availability of necessary materials.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. To the extent possible, Apollomics is conducting business as usual, with necessary or advisable modifications to employee travel and with certain of its employees working remotely all or part of the time. Apollomics will continue to actively monitor the evolving situation related to COVID-19 and may take further actions that alter Apollomics’ operations, including those that federal, state, or local authorities may require, or that Apollomics determines in the best interests of Apollomics’ clinical trial subjects, employees and other third parties with whom Apollomics does business. At this point, the extent to which the COVID-19 pandemic may affect Apollomics’ future business, operations and development timelines and plans, including the resulting impact on Apollomics’ expenditures and capital needs, remains uncertain.

The Business Combination Agreement

On September 14, 2022, Maxpro Capital Acquisition Corp. (“Maxpro”), Apollomics and Project Max SPAC Merger Sub, Inc. entered into a definitive business combination agreement (the “Business Combination Agreement”). Under the terms of the BCA, Project Max SPAC Merger Sub Inc., a wholly owned subsidiary of Apollomics (“Merger Sub”) will merge with and into Maxpro with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly owned subsidiary of Apollomics, with an estimated combined enterprise value of approximately $899.0 million. The most significant changes in our future reported financial positions are expected to be an estimated net increase in cash (as compared to our consolidated statements of financial position at June 30, 2022) resulting in approximately $143.6 million (assuming no Redemptions), and $58.5 million (assuming maximum Redemption) of cash at closing. Each redemption scenario includes approximately $105.2 million in cash held in Maxpro’s Trust Account, net of transaction expenses of $8.9 million and deferred underwriting commission of $3.6 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Key Components of Our Results of Operations

Other Income

Other income primarily consists of interest income and government grants. Interest income is primarily derived from our cash and cash equivalents and time deposits with original maturity over three months. Government grants consist of unconditional subsidies received from the Australian and U.S. governments to support our research and development activities carried out by us in Australia and in the United States.

Other Gains and Losses

Other gains and losses primarily consist of foreign exchange gains and losses as a result of foreign exchange rate fluctuation. Our other gains and losses amounted to $67 thousand and $0.7 million of losses for the six months ended June 30, 2021 and 2022, respectively. Our other gains and losses amounted to $0.1 million and $36 thousand of gains for the year ended December 31, 2020 and 2021, respectively.

Fair Value Change of Financial Assets at Fair Value Through Profit or Loss (“FVTPL”)

Fair value change of financial assets at FVTPL consists of non-cash impacts on our profit or loss as a result of the fair value change of our investment in a market fund in the U.S. which solely holds investments in U.S. treasury bonds.

Fair Value Change of Convertible Preferred Shares

Fair value change of convertible preferred shares consists of non-cash impacts on our profit or loss as a result of the fair value change of the liabilities arising from our convertible preferred shares.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

•

fees incurred under our agreements with Contract Research Organizations (or CROs), Contract Manufacturing Organizations (or CMOs) and clinical trial sites that conduct research and development activities on our behalf;

•	salaries, benefits, and other related costs, including share-based payment expenses, for our personnel engaged in research and development functions;

•	service fees incurred under agreements with independent consultants, including their fees and related travel expenses engaged in research and development functions;

•	costs of laboratory supplies and acquiring, developing, and manufacturing study materials; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our therapeutic candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our therapeutic candidates for which we or any partner obtain regulatory approval.

The duration, costs and timing of clinical trials and development of therapeutic candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;

•	future clinical trial results;

•	potential changes in government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of the clinical development of therapeutic candidates, or if we experience significant delays in the enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

From inception through June 30, 2022, we have incurred $121.2 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue the development of our therapeutic candidates, the discovery and development of preclinical therapeutic candidates, and the development of our clinical programs.

We manage certain activities such as clinical trial operations, manufacture of therapeutic candidates, and preclinical animal toxicology studies through third-party CROs. The only costs we track by each therapeutic candidate are external costs such as services provided to us by CROs, manufacturing of preclinical and clinical drug products, and other outsourced research and development expenses. We do not assign or allocate internal costs such as salaries and benefits, facilities costs, lab supplies and the costs of preclinical research and studies to individual development programs.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future as we initiate clinical trials for our product candidates and continue to discover and develop additional product candidates. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. There are numerous factors associated with the successful commercialization of any product candidates we may develop in the future, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control will impact our clinical development program and plans.

Administrative Expenses

Administrative expenses consist primarily of salaries, benefits, and other related costs, including share-based payment expense, for personnel in our executive, operations, legal, human resources, finance, and administrative functions. Administrative expenses also include professional fees for legal, patent, consulting, accounting, tax and audit services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities, technology, and other operating costs.

We expect that our administrative expenses will increase substantially in the future as we increase our administrative personnel to support our continuing growth and we increase our costs of marketing and selling expenses.

Impairment loss of an intangible asset

Impairment loss of an intangible asset consists of losses as a result of our review of carrying amounts of intangible assets with finite useful lives carried at each reporting period by management.

Issuance Costs for Convertible Preferred Shares

Issuance costs for convertible preferred shares primarily consist of financial advisory fees incurred by us in relation to our Series C convertible preferred shares financing. Our issuance costs for convertible Preferred Shares amounted to $3.8 million and nil for the years ended December 31, 2020 and 2021, respectively. We have not incurred any issuance costs for the six months ended June 30, 2021 and 2022.

Other Expenses

Our other expenses amounted to $2.7 million and $4.0 million for the six months ended June 30, 2021 and 2022, respectively. Our other expenses amounted to $3.3 million and $4.5 million for the years ended December 31, 2020 and 2021, respectively. Other expenses primarily include fees incurred by us in relation to certain professional services for our endeavor to list on the mainboard of The Stock Exchange of Hong Kong Limited in a global offering (“Hong Kong Offering”) in February 2021 that ultimately did not occur.

We expect that our other expenses will increase substantially in the future as we continue to incur expenses for listing on Nasdaq. Following the completion of the Merger, we expect to incur significant additional expenses related to compliance with the rules and regulations of the SEC, Sarbanes Oxley Act, and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, increased legal, audit and consulting fees and greater investor relations expenses.

Results of Operations

Comparison of Six Months Ended June 30, 2021 and 2022

The following table presents Apollomics’ statement of profit or loss and other comprehensive income data for the six months ended June 30, 2021 and 2022, and the dollar changes between the two periods:

	Six months ended June 30,		Change
(In thousands, except percentages)	2021	2022	$	%
Other income	$322	$756	$434	135%
Other gains and losses	(67)	(725)	(658)	982%
Fair value change of financial assets at fair value through profit or loss (“FVTPL”)	—	32	32	100%
Fair value change of convertible preferred shares	(38,472)	23,669	62,141	162%
Research and development expenses	(18,436)	(17,999)	437	(2%)
Administrative expenses	(7,052)	(5,097)	1,955	(28%)
Finance costs	(39)	(44)	(5)	13%
Other expenses	(2,739)	(4,008)	(1,269)	46%

Loss before taxation	(66,483)	(3,416)	63,067	(95%)
Income tax expenses	—	(1)	(1)	100%

Loss and total comprehensive expenses for the period, attributable to owners of the Company	$(66,483)	$(3,417)	$63,066	(95%)

Other Income

The following table summarizes the components of our other income for the six months ended June 30, 2021 and 2022:

	Six months ended June 30,		Change
(In thousands, except percentages)	2021	2022	$	%
Interest income	$267	$193	$(74)	(28%)
Government grants	55	563	508	924%

Total	$322	$756	$434	135%

Other income was $0.3 million for the six months ended June 30, 2021, compared to $0.8 million for the six months ended June 30, 2022. The increase of $0.4 million (or 135%) was mainly from the $0.5 million subsidies received from the Australian government specifically for supporting the research and development activities carried out in Australia offset by a $74 thousand decrease in interest income.

Other Gains and Losses

The following table summarizes the component of our other gains and losses for the six months ended June 30, 2021 and 2022:

	Six months ended June 30,		Change
	2021	2022	$	%
Exchange loss, net	(67)	(725)	(658)	982%

Other gains and losses was $67 thousands for the six months ended June 30, 2021, compared to $0.7 million for the six months ended June 30, 2022. The increase of $0.6 million (or 982%) was mainly from the exchange loss of RMB denominated time deposits with original maturity over three months held by one of our PRC subsidiaries.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the six months ended June 30, 2021, was $(38.5) million, compared to $23.7 million for the six months ended June 30, 2022. The increase of $62.1 million (or 162%) is primarily due to the decrease in the equity value of the Company as a result of capital market volatility.

Research and Development Expenses

The following table summarizes the components of our research and development expenses for the six months ended June 30, 2021 and 2022:

	Six months ended June 30,		Change
(In thousands, except percentages)	2021	2022	$	%
R&D Third Party Service Fees and Contractor Expenses:	$11,965	$11,691	$(274)	(2)%
APL-101	9,112	8,387	(725)	(8%)
APL-102	54	112	58	107%
APL-106	1,579	1,372	(207)	(13%)
APL-121	71	73	2	3%
APL-122	355	583	228	64%
APL-501	392	563	171	44%
Discovery & other	402	601	199	50%
R&D Employee Compensation and Benefits	4,231	5,056	825	19%
R&D Employee Stock Based Compensation	2,240	1,252	(988)	(44%)

Total Third-Party Service fees and Contractor Expenses	$18,436	$17,999	$(437)	(2%)

Research and development expenses for the six months ended June 30, 2021 were $18.4 million, compared to $18.0 million for the six months ended June 30, 2022. The decrease of $0.4 million (or 2%) is primarily due to $0.8 million increase in employee other compensation and benefits, $0.3 million increase in third party service fees offset by $1.0 million decrease in stock-based compensation and $0.5 million decrease in contractor expenses. Increased employee compensation and benefits was primarily attributable to increases in the salary of our research and development employees. Decreased employee stock based compensation was primarily attributable to the forfeiture of stock based compensation of 12 R&D employees who resigned in 2021, offset by the new grants for 8 new R&D employees in 2022.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the six months ended June 30, 2021 and 2022:

	Six months ended June 30,		Change
(In thousands, except percentages)	2021	2022	$	%
Administrative Employee Other Compensation and Benefits	$2,778	$2,467	$(311)	(11%)
Administrative Employee Share-Based Compensation	1,874	812	(1,062)	(57%)
Administrative Third-Party Service Fees	1,281	707	(574)	(45%)
Rental and Maintenance	594	520	(74)	(12%)

	Six months ended June 30,		Change
(In thousands, except percentages)	2021	2022	$	%
Travel Expenses	60	81	21	35%
Sales and Marketing Expenses	7	26	19	271%
Depreciation	345	352	7	2%
Others	113	132	19	17%

Total	$7,052	$5,097	$(1,955)	(28%)

Administrative expenses were $7.1 million for the six months ended June 30, 2021, compared to $5.1 million for the six months ended June 30, 2022. The decrease of $2.0 million (or 28%) was primarily due to a $0.3 million decrease in employee other compensation and benefits, $1.1 million decrease in employee share-based compensation, and $0.6 million decrease in third-party service fees. Employee other compensation and benefits decreased due to the changes in headcount in the administrative departments during the period. Employee share-based compensation decreased mainly due to options forfeited for the resignation of an executive and less options vested.

Other Expenses

Other expenses for the six months ended June 30, 2021, were $2.7 million, compared to $4.0 million for the six months ended June 30, 2022. The increase of $1.3 million (or 46%) is primarily because the Hong Kong Offering was suspended in 2022 which resulted in the related deferred issue costs and the prepayments for other expense being charged to the profit or loss during the six months ended June 30, 2022.

Comparison of the Years Ended December 31, 2020 and 2021

The following table presents Apollomics’ statement of profit or loss and other comprehensive income data for the years ended December 31, 2020 and 2021, and the dollar changes between the two years:

	Years Ended December 31,		Change
(In thousands, except percentages)	2020	2021	$	%
Other income	$2,060	$1,054	$(1,006)	(49)%
Other gains and losses	144	36	(108)	(75)%
Fair value change of financial assets at FVTPL	108	2	(106)	(98)%
Fair value change of convertible preferred shares	(26,572)	(37,424)	(10,852)	41%
Research and development expenses	(31,441)	(35,568)	(4,127)	13%
Administrative expenses	(11,043)	(15,291)	(4,248)	38%
Impairment loss of an intangible asset	(1,000)	(3,000)	(2,000)	200%
Issuance costs for convertible preferred shares	(3,782)	—	3,782	(100)%
Finance costs	(72)	(83)	(11)	15%
Other expense	(3,307)	(4,522)	(1,215)	37%

Loss before taxation	(74,905)	(94,796)	(19,891)	27%
Income tax credit (expense)	85	(1)	(86)	(101)%

Loss and total comprehensive expenses for the year attributable to owners of the Company	$(74,820)	$(94,797)	$(19,977)	27%

Other Income

The following table summarizes the components of our other income for the years ended December 31, 2020 and 2021:

	Year Ended December 31,		Change
(In thousands, except percentages)	2020	2021	$	%
Interest income	$330	$467	$137	42%
Government grants	1,730	587	(1,143)	(66%)

Total	$2,060	$1,054	$(1,006)	(49%)

Other income was $2.1 million for the year ended December 31, 2020, compared to $1.1 million for the year ended December 31, 2021. The decrease of $1.0 million (or 49%) was primarily due to $1.4 million decrease in research and development subsidy in Australia due to timing of filing offset by a $0.5 million increase in a one-time subsidy income in China.

Fair Value Change of Convertible Preferred Shares

The fair value change of convertible preferred shares for the year ended December 31, 2020, was $26.6 million, compared to $37.4 million for the year ended December 31, 2021. The increase of $10.9 million (or 41%) is primarily due to the increase in equity value of the Company as a result of business growth.

Research and Development Expenses

The following table summarizes the components of our research and development expenses for the years ended December 31, 2020 and 2021:

	Year Ended December 31,		Change
(In thousands, except percentages)	2020	2021	$	%
R&D Third-Party Service Fees and Contractor Expenses:	$24,378	$23,223	$(1,155)	(5%)

APL-101	20,505	16,274	(4,231)	(21%)
APL-102	1,650	689	(961)	(58%)
APL-106	2	3,050	3,048	NM
APL-121	—	157	157	100%
APL-122	—	457	457	100%
APL-501	1,880	1,254	(626)	(33%)
Discovery & other	341	1,342	1,001	294%
R&D Employee Other Compensation and Benefits	6,336	9,607	3,271	52%
R&D Employee Share-Based Compensation	727	2,738	2,011	277%

Total Research and Development Expenses	$31,441	$35,568	$4,127	13%

Research and development expenses for the year ended December 31, 2020 were $31.4 million, compared to $35.6 million for the year ended December 31, 2021. The increase of $4.1 million (or 13%) is primarily due to a $3.3 million increase in employee other compensation and benefits and a $2.0 million increase in employee share-based compensation, offset by a $1.2 million decrease in third-party service fees and contractor expenses. Increased employee compensation and benefits and share-based compensation was primarily attributable to an increase in headcount to expand our research and development capabilities. The decrease in third-party service fees and contractor expenses was attributable primarily to $0.7 million for drug substance manufacture, and $0.5 million for China license registration expense in 2020. The Company has not incurred such expenses for the year ended December 31, 2021.

We manage our R&D third-party service fees and our contractor expenses by product, which is shown in the table above. We do not allocate our R&D employee compensation and benefits, nor our R&D employee share-based compensation into our product lines.

Administrative Expenses

The following table summarizes the components of our administrative expenses for the years ended December 31, 2020, and 2021:

	Year Ended December 31,		Change
(In thousands, except percentages)	2020	2021	$	%
Administrative Employee Other Compensation and Benefits	$3,356	$5,695	$2,339	70%
Administrative Employee Share-Based Compensation	3,783	5,385	1,602	42%
Administrative Third-Party Service Fees	1,893	1,928	35	2%
Rental and Maintenance	721	1,115	394	55%
Travel Expenses	81	178	97	120%
Depreciation	572	669	97	17%
Others	637	321	(316)	(50)%

Total	$11,043	$15,291	$4,248	38%

Administrative expenses were $11.0 million for the year ended December 31, 2020, compared to $15.3 million for the year ended December 31, 2021. The increase of $4.2 million (or 38%) was primarily due to a $2.3 million increase in employee other compensation and benefits, and a $1.6 million increase in share-based compensation. Employee other compensation and benefits increased as we increased our headcount in the administrative departments from 12 employees, as of December 31, 2020, to 19 employees as of December 31, 2021. Employee share-based compensation also increased with the increase in headcount.

Impairment loss of an intangible asset

Impairment loss of an intangible asset was $1.0 million for the year ended December 31, 2020, compared to $3.0 million for the year ended December 31, 2021. The increase of $2.0 million (or 200%) was due to $2.0 million increase in impairment loss of the Company’s patent rights acquired intended for combination trial of an existing drug candidate which was subsequently replaced by another formulation or acquired for self-development which subsequently failed to obtain raw drug supplies for further development and was therefore no longer used by the Company.

Other Expenses

Other expenses for the year ended December 31, 2020, were $3.3 million, compared to $4.5 million for the year ended December 31, 2021. The increase of $1.2 million (or 37%) is primarily due to increased expenses incurred for the Hong Kong Offering along with the application process.

Liquidity and Capital Resources

Funding Requirements

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses for the foreseeable future as we advance the clinical development of our programs. We have funded our operations to date primarily with proceeds from raising funds from issuing convertible preferred shares.

The following table represents our cash and cash equivalents and highly liquid financial assets as of December 31, 2021 and as of June 30, 2022:

	As of December 31,	As of June 30,
(In thousands)	2021	2022
Cash and cash equivalents	$46,740	$50,700
Time Deposits with original maturity over three months	24,000	—
Long Term Time Deposits with original maturity over three months	7,842	7,450
Financial asset at FVTPL	23,744	23,776

Total	$102,326	$81,926

We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing and distribution arrangements. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies and clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we may enter into additional collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials. To the extent that we raise additional capital through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors – Risks Related to Apollomics’ Business and Industry.”

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2021 and 2022, and the years ended December 31, 2020 and 2021:

	Six months ended June 30,		Years Ended December 31,
(In thousands)	2021	2022	2020	2021
Net cash flows used in operating activities	$(23,555)	$(19,726)	$(35,681)	$(43,312)
Net cash flows (used in) or from investing activities	(46,747)	23,839	2,325	(38,950)
Net cash flows (used in) or from financing activities	(737)	(153)	125,514	(1,643)

Net change in cash and cash equivalents	$(71,039)	$3,960	$92,158	$(83,905)

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business, and are primarily related to research and development, and administrative expenses. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in deposits, prepayments and other payable and accruals and other current assets and liabilities.

Net cash used in operating activities was $23.6 million for the six months ended June 30, 2021 resulting primarily from a net loss of $66.5 million, adjusted for non-cash charges of $0.3 million in depreciation and amortization including depreciation of operating right-of-use of assets, $4.1 million in share-based payments, $38.5 million in negative fair value change of our convertible preferred shares, $0.3 million in interest income, $39 thousand in finance costs, and $0.2 million in working capital adjustments.

Net cash used in operating activities was $19.7 million for the six months ended June 30, 2022 resulting primarily from a net loss of $3.4 million, adjusted for non-cash charges of $0.4 million in depreciation and amortization, including depreciation of operating right-of-use of assets, $2.1 million in share-based payments, $23.7 million in positive fair value change of our convertible preferred shares, $0.4 million exchange loses, $0.2 million in interest income, $44 thousand in finance costs, $2.5 million in non-cash adjustments to other expenses and $2.2 million in working capital adjustments.

Net cash used in operating activities was $35.7 million for the year ended December 31, 2020 resulting primarily from a net loss of $74.9 million, adjusted for non-cash charges of $0.6 million in depreciation and amortization including depreciation of operating right-of-use of assets, $1.0 million in impairment loss of an intangible asset, $4.5 million in share-based payments, $26.6 million in negative fair value change of our convertible preferred shares, $3.8 million in issuance costs for convertible preferred shares, $0.3 million in interest income, $0.1 million in positive fair value change of our financial assets, $72 thousand in finance costs, and $3.1 million in working capital adjustments.

Net cash used in operating activities was $43.3 million for the year ended December 31, 2021 resulting primarily from a net loss of $94.8 million, adjusted for non-cash charges of $0.7 million in depreciation and amortization, including depreciation of operating right-of-use of assets, $3.0 million in impairment loss of an intangible asset, $8.1 million in share-based payments, $37.4 million in negative fair value change of our convertible preferred shares, $0.5 million in interest income, $83 thousand in finance costs, and $2.6 million in working capital adjustments.

Cash Flows From/Used in Investing Activities

Net cash used in investing activities was $46.7 million for the six months ended June 30, 2021 resulting primarily from the placement of time deposits with original maturity of three months for $46.0 million, additions of intangible assets for $7.5 million, additions of plant and equipment for $41 thousand and $33 thousand payment of rental deposits, offset by the proceeds from redemption of our time deposits with original maturity over three months for $6.5 million and interest received on such redemptions for $0.3 million.

Net cash provided by investing activities was $23.8 million for the six months ended June 30, 2022 resulting primarily from the proceeds from our time deposits with original maturity over three months of $24.0 million and interest received for $0.2 million, offset by additions of plant and equipment of $0.3 million and $17 thousand payment of rental deposits.

Net cash provided by investing activities was $2.3 million for the year ended December 31, 2020 resulting primarily from the proceeds from redemption of our time deposits with original maturity over three months for $11.0 million and interest received on such redemptions for $0.3 million, proceeds from disposal of our financial assets held at fair value for $7.0 million and repayment of the loan to one of our directors for $0.1 million, offset by the placement of time deposits with original maturity of three months for $6.0 million, additions of intangible assets for $10.0 million and additions of plant and equipment for $0.1 million.

Net cash used in investing activities was $39.0 million for the year ended December 31, 2021 resulting primarily from the placement of our time deposits with original maturity over three months of $103.8 million, additions of intangible assets for $7.5 million, additions of plant and equipment for $50 thousand and payment of our rent deposits for $25 thousand, offset by the proceeds from the redemption our time deposits for $71.9 million and interest received on such redemptions for $0.5 million.

Cash Flows From/Used in Financing Activities

Net cash used in financing activities was $0.7 million for the six months ended June 30, 2021 resulting primarily from the $0.5 million issuance costs paid and the repayment of our lease liabilities for $0.3 million, offset by the proceeds on issuance of our ordinary shares upon exercise of share options for $77 thousand.

Net cash used in financing activities was $0.2 million for the six months ended June 30, 2022 resulting primarily from the $44 thousand interest paid and the repayment of lease liabilities for $0.3 million, offset by the proceeds on issuance of our ordinary shares upon exercise of share options for $0.2 million.

Net cash provided by financing activities was $125.5 million for the year ended December 31, 2020 resulting primarily from the proceeds on issuance of our convertible preferred shares for $124.3 million, the proceeds on issuance of our ordinary shares upon exercise of share options for $6.0 million, offset by the issuance costs paid for $4.2 million and the repayment of our lease liabilities for $0.5 million.

Net cash used in financing activities was $1.6 million for the year ended December 31, 2021 resulting primarily from issuance costs paid for $1.2 million, repayment of our lease liabilities for $0.5 million, offset by $0.1 million in proceeds from issuance of our ordinary shares upon exercise of share options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2022, and the effects of such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitments	$1,348	$694	$518	$136	$—

Lease Commitments

During the year ended December 31, 2021, we entered into new lease agreements for the use of offices, and plant and equipment for 12 months to 60 months (about 5 years). On the lease commencement, we recognized $0.3 million and $53 thousand of right-of-use asset and lease liabilities, respectively. During the six months ended June 30, 2022, we entered into new lease agreements for the use of offices, and plant and equipment for 12 months to 60 months (about 5 years). On the lease commencement, we recognized $0.6 million and $0.6 million of right-of-use asset and lease liabilities, respectively.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting policies that conform with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In the application of our accounting policies, our directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Our actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Our most critical accounting policies and estimates are summarized below. Please refer to note 4 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more details about our significant accounting policies and critical judgment and key estimates.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payments, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equal the transaction price.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share-based payment reserve). At the end of each reporting period, we revise its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve.

When share options are exercised or the restricted shares are vested, the amount previously recognized in share-based payment reserve will be transferred to other reserves. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payment reserve will be transferred to accumulated losses.

Research and development expenses

Development costs incurred on our research and development projects are capitalized and deferred only when we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, our intention to complete and our ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the pipeline and the ability to measure reliably the expenditure during the development. Development costs which do not meet these criteria are expensed when incurred.

Our directors assess the progress of each of the research and development projects and determine whether the criteria are met for capitalization. For all periods presented, all the related development costs are expensed when incurred.

Fair value of Preferred Shares

Our Preferred Shares are measured at fair value for financial reporting purpose. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by our directors with reference to valuations carried out by an independent qualified professional valuer not connected with Apollomics, which has appropriate qualifications and experience in valuation of similar financial instruments. The fair value of these financial liabilities is established by using valuation techniques as disclosed in Note 24 Convertible Preferred Shares to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Valuation techniques are certified by the valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on our specific data. However, it should be noted that some inputs, such as the underlying share value of the Company, possibilities under different scenarios such as initial public offerings and time to liquidation require management estimates. The estimates and assumptions by our directors are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of the financial liabilities at FVTPL. The fair values of the Preferred Shares which are classified as financial liabilities at FVTPL as of December 31, 2021 and June 30, 2022 were $322.2 million and $298.5 million, respectively. The fair value loss and gain recognized in the profit or loss during the six months ended June 30, 2021 and 2022 amounted to the loss of $38.5 million and gain of $23.7 million, respectively. The fair value loss recognized in the profit or loss during the years ended December 31, 2020 and 2021 amounted to $26.6 million and $37.4 million, respectively.

New Accounting Pronouncements

See Note 3, Adoption of new and amendments to IFRSs, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company (“EGC”). As such, we will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of the Post-Closing Apollomics Ordinary Shares that are held by nonaffiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2021, we and the auditors identified one significant deficiency in our internal control over financial reporting. Refer to the section titled “Risk Factors – Risks Related to Apollomics’ Business and Industry” for further details.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market risks, including currency risk, interest rate risk, other price risk, credit risk and liquidity risk, as set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner. Save as disclosed below, we did not hedge or consider it necessary to hedge any of these risks.

Currency Risk

Foreign currency risk is the risk that the value of a financial instrument fluctuates because of the change in foreign exchange rates. We primarily operate in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. Our presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes us to foreign currency risk.

We are not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities of us denominated in currencies other than U.S. dollars. We did not use any derivative contracts to hedge against our exposure to currency risk during the six months ended June 30, 2021 and 2022 and for the years ended December 31, 2020 and 2021. However, our management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of our foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31,	As of June 30,	As of December 31,	As of June 30,
	2021	2022	2021	2022
Renminbi (“RMB”)	$8,376	$8,186	$512	$785
Australian Dollars (“AUD”)	1,145	1,326	544	426

	$9,521	$9,512	$1,056	$1,211

As of December 31, 2021 and as of June 30, 2022, (i) if Renminbi strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2021 and for the six months ended June 30, 2022 would decrease or increase by $295 thousand and decrease or increase by $249 thousand, respectively; and (ii) if the Australian dollar strengthened or weakened by 5% against the U.S. dollar with all other variables held constant, our loss for the years ended December 31, 2021 and for the six months ended June 30, 2022 would decrease or increase by $22 thousand and decrease or increase by $18 thousand, respectively.

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to fixed-rate loan to a director, time deposits, lease liabilities, and convertible Preferred Shares. We are also exposed to cash flow interest rate risk in relation to variable-rate bank balances. Our cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances. Our directors consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant.

Other Price Risk

We are exposed to other price risk arising from convertible preferred shares and the investment in market fund in the U.S. No sensitivity analysis with respect to our investment in market fund in the U.S. is performed as our directors consider that the exposure of other price risk arising from the investment in market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

Credit and Counterparty Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. In order to minimize the credit risk, our directors review the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, our directors consider that our credit risk is significantly reduced.

Liquidity Risk

As of December 31, 2021, and as of June 30, 2022, we recorded net liabilities of $212.9 million and $212.5 million, respectively. In the management of liquidity risk, our directors have reviewed our cash flow projections to ensure we maintain a level of cash and cash equivalents deemed adequate by the management to finance our operations and mitigate the effects of fluctuations in cash flows. We are dependent upon our convertible preferred shares as significant sources of liquidity.

INFORMATION ABOUT MAXPRO

Unless the context otherwise requires, all references in this “Information Related to Maxpro” section to “we,” “us,” or “our” refer to Maxpro Capital Acquisition Corp. prior to the consummation of the Business Combination.

We are a blank check company incorporated in June 2021 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. While we may pursue an initial business combination opportunity in any business, industry, sector or geographical location, we intend to focus on industries that complement our management team’s background and to capitalize on the ability of our management team to identify and acquire a business focusing on the healthcare technology sectors where our management team has extensive experience. Sectors we plan on exploring include, but are not limited to, the healthcare and technology industries, specifically within the biotechnology and pharmaceutical sectors. Prior to executing the BCA, our efforts have been primarily limited to organizational activities as well as activities related to our IPO.

On October 13, 2021, we consummated our IPO of 10,350,000 units, including the underwriters’ over-allotment option of an additional 1,350,000 units. Each unit consists of one share of Class A common stock of the Company, par value $0.0001 per share, and one redeemable warrant of the Company, with each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $103,500,000.

Simultaneously with the closing of the IPO, we completed the private sale of an aggregate of 464,150 units to our sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $4,641,500.

It is the job of our sponsor and management team to complete our initial business combination. Our management team is led by our Chairman of the Board and Chief Executive Officer, Chen, Hong - Jung (Moses), our Chief Financial Officer, Gau, Wey - Chuan (Albert), and our Chief Strategy Officer, Song, Yung-Fong (Ron), who are well positioned to take advantage of the growing set of acquisition opportunities focused on healthcare and technology and that our contacts and relationships, ranging from owners and management teams of private and public companies, private equity funds, investment bankers, attorneys, to accountants and business brokers will allow us to generate an attractive transaction for our stockholders. We must complete our initial business combination during the Completion Window. If we do not complete our initial business combination during the Completion Window, we will distribute all amounts in the Trust Account.

Initial Business Combination

The target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the amount of deferred underwriting commissions held in trust and taxes payable) at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. Our board of directors determined that this test was met in connection with the Business Combination with Apollomics as described in the section entitled “Proposal No. 1—The Business Combination Proposal—Satisfaction of 80% Test” above.

Submission of Our Initial Business Combination to a Stockholder Vote

We are providing the Public Stockholders with the right to have their Public Shares redeemed for cash upon consummation of the Business Combination. Public Stockholders electing to exercise their redemption rights will be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the Trust

Account, including any amounts representing interest earned on the Trust Account, less taxes payable, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on the Business Combination. The Public Stockholders are not required to vote for or against the Business Combination to exercise their redemption rights. If the Business Combination is not completed, then Public Stockholders electing to exercise their redemption rights will not be entitled to receive such payments.

The Sponsor and our officers and directors have agreed (1) to vote any shares of Maxpro Common Stock owned by them in favor of any proposed business combination, (2) not to redeem any shares of Maxpro Common Stock in connection with a stockholder vote to approve a proposed initial business combination and (3) not to sell any shares of Maxpro Common Stock in any tender in connection with a proposed initial business combination. The Sponsor and our officers and directors own Founder Shares and Private Shares representing approximately 23% of the outstanding shares of Maxpro Common Stock. Accordingly, if we seek stockholder approval of our initial business combination, the agreement by our Sponsor and our officers and directors to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite stockholder approval for such initial business combination. As a result, we would need 3,662,113, or 35.4%, of the 10,350,000 Public Shares sold in the IPO to be voted in favor of an initial business combination to have our initial business combination approved.

Permitted Purchases of our Securities

None of the Sponsor, our executive officers, directors, director nominees or their affiliates has indicated any intention to purchase Maxpro Units or shares of Maxpro Common Stock from persons in the open market or in private transactions. However, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial stockholders, directors, officers, or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of shares our initial stockholders, directors, officers or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the Trust Account will be used to purchase shares or public warrants in such transactions prior to completion of our initial business combination.

The purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants could be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our shares of Class A common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, officers, directors and/or their affiliates anticipate that they may identify the stockholders with whom our sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors or their affiliates enter into a private purchase, they would identify and contact only potential selling stockholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such stockholder has already submitted a proxy with respect to our initial business combination. Our sponsor, officers, directors or their affiliates will only purchase Public Shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our sponsor, officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our sponsor, officers, directors and/or their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchases are subject to such reporting requirements.

Redemption Rights for Public Stockholders

We will provide our Public Stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. As of December 31, 2022, the amount in the Trust Account was approximately $10.36 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Private Shares and any Public Shares held by them in connection with the completion of our initial business combination.

Redemption of Public Shares and Liquidation if no Initial Business Combination

Our second amended and restated certificate of incorporation provides that we will have until October 13, 2022 (or until April 13, 2023, if we extend the period of time to consummate a business combination) to complete our initial business combination. If we are unable to complete our initial business combination by October 13, 2022 (or until April 13, 2023, if we extend the period of time to consummate a business combination), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The date by which Maxpro must complete an initial business combination has been extended twice, to April 13, 2023, and an additional $2,070,000 has been deposited into the Trust Account in connection with such extensions. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination during the Completion Window.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Private Shares held by them if we fail to complete our initial business combination during the Completion Window. However, if our sponsor, officers or directors acquire Public Shares in or after our IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination during the Completion Window.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $134,110 held outside the Trust Account as of September 30, 2022, although we cannot assure you that there will be sufficient funds for such purpose.

We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the Trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our IPO and the sale of the Private Placement Units, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.15. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.15. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. MaloneBailey, our independent registered public accounting firm, and the underwriters of our IPO, have not executed agreements with us waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.15 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our sponsor to reserve for such indemnification obligations and we cannot assure you that our sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per public share.

We seek to reduce the possibility that our sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our sponsor is also not be liable as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. We have access to the amounts held outside the Trust Account ($134,110 as of September 30, 2022) with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination during the Completion Window may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination by April 13, 2023, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination during the Completion Window, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the Completion Window, and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we have sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, our sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.15 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.15 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of our initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend any provisions of our second amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Public Shares if we do not complete our initial business combination during the Completion Window or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of our Public Shares if we are unable to complete our business combination during the Completion Window, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of our second amended and restated certificate of incorporation, like all provisions of our second amended and restated certificate of incorporation, may be amended with a stockholder vote.

Facilities

Our executive offices are located at 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City, Taiwan 11073, and our telephone number is +886 2 7713 7952.

Commencing on the date of our IPO, we agreed to pay Maxpro Capital Management LTD, an affiliate of the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. We consider our current office space adequate for our current operations.

Employees

We have three officers. These individuals are not obligated to devote any specific number of hours to our matters but they devote as much of their time as they deem necessary, in the exercise of their respective business judgement, to our affairs until we have completed our initial business combination. The amount of time our officers devote in any time period varies based on the stage of the initial business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination. We do not have an employment agreement with any member of our management team.

Directors and Executive Officers

Our current directors and officers are as follows:

Name	Age	Position
Chen, Hong - Jung (Moses)	63	Chairman, Chief Executive Officer and Director
Gau, Wey - Chuan (Albert)	61	Chief Financial Officer and Director
Song, Yung-Fong (Ron)	61	Chief Strategy Officer
Chen, Yi - Kuei (Alex)	53	Director
Wu, Soushan	72	Director
Noha Georges	48	Director

Chen, Hong - Jung (Moses) has been our Chairman, Chief Executive Officer and Director since inception. Mr. Chen has been Managing Director of Maxpro Ventures Ltd. since May 2018, which is an investment firm focused on breakthrough biomedical technology companies. Previously, from October 2014 to January 2017, he worked as Vice President and Acting Chief Operating Officer for SyneuRx International Corp., in Taiwan, where he was responsible for supervising the company’s daily operation and personally interacting with VC representatives and private investors. He has more than 20 years of experience in formulating and implementing basic research and preclinical development strategies for small molecules, biologics and cell therapy, he is also experienced in advancing drug candidates from discovery to nomination for IND and development. He has filed 14 INDs with 2 Breakthrough Therapy Designation awards from the US FDA and supported clinical development for multiple therapeutic areas including psychiatry, neurology, autoimmune, metabolic disorders, inflammation and peripheral artery disease. Mr. Chen received his Ph.D. in Microbiology and Molecular Genetics from Rutgers, The State University of New Jersey and The University of Medicine and Dentistry of New Jersey. He did his postdoctoral training in neuroscience at California Institute of Technology. We believe Mr. Chen is well-qualified to serve as a member of our board of directors due to his experience in the healthcare industry and his contacts and relationships.

Gau, Wey - Chuan (Albert) has been our Chief Financial Officer and Director since inception. Mr. Gau has worked at Chuan Jhih CPA Firm in Taiwan as a practicing CPA since February 2021. He worked as a Consultant at KPMG in Taiwan from February 2021 to January 2023 and was previously a Partner of the Audit Department at KPMG from July 1998 to January 2021, where he provided accounting, financial audit, tax certification and consulting services. He has provided audit and tax services for KPMG international and local public clients for 30 years, he is familiar with US GAAP, IFRS and US SOX Act related areas. He has also provided consultancy services for IPO, domestic and overseas fund raising, financial and tax planning, organization restructuring, mergers and acquisitions, financial and accounting due diligence work, ESG, ORSA (Own Risk and Solvency Assessment), risk management, internal audit and control advice and examination, IFRS 17, IFRS 9 and other IFRSs and US GAAP adoption. Albert holds a Ph.D. in Accounting from School of Business at Renmin University of China and an MBA from Baruch College, City University of New York. We believe that Mr. Gau is well-qualified to serve as a member of our board of directors due to his accounting experience and his contacts and relationships.

Song, Yung-Fong (Ron) has been our Chief Strategy Officer and has served as a Venture Partner with Maxpro Ventures Ltd. since June 2021. In addition, he served as a Managing Director with LeadSun Investment Company Ltd. from November 2020 to May 2021. Mr. Song has been an Independent Director of President Securities Corporation since June 2018, and was the senior executive vice president and Chief Investment Officer of Chung Hwa Telecom Corp. from August 2017 to October 2018. From January 2017 to August 2017, he was the President of Chung Hwa Investment Company. Prior to that, he was the Taiwan Chairman of CIMB Advisory Limited. From May 2008 to December 2010, Mr. Song was Head of Global Banking at Deutsche Bank AG, HK Branch/Taiwan Branch. From July 1998 to March 2008, he was Vice Chairman and Head of Marketing and Corporate Finance of ABN AMRO Bank. Before that, from April 1997 to June 1998, he served as Executive Director in Investment Banking at Goldman Sachs Taiwan. From January 1995 to March 1997, Mr. Song was the Director and Head of Corporate Finance at SG Warburg Taiwan. From March 1993 to December 1995, Mr. Song was Vice President in Investment Banking for Paribas Capital Markets. Mr. Song currently serves on the board of directors of President Securities Company. Mr. Song earned his BA from National Taiwan University in June 1983 and his MBA from the University of Iowa in 1987. We believe Mr. Song’s extensive experience in the financial industry brings great value to us.

Chen, Yi - Kuei (Alex) has been an Independent Director since July 2021. Mr. Chen, with backgrounds in biotechnology and venture capital, is the co-founder and managing director of Maxpro Ventures Ltd. since 2013. Mr. Chen’s professional expertise in asset management has led to his successful execution of more than 60 private equity investment transactions in the USA and the Asia-Pacific region. Prior to co-founding Maxpro Ventures Ltd., Mr. Chen was Senior Director of Integral Group from July 2012 to September 2013 where he was jointly in charge of Integral’s Asian transaction process, managed its Shanghai brand, and served as board member of multiple portfolio companies such as Generon Corporation, FusionVax, Inc., and BioLite Inc. From April 1999 to June 2012, Mr. Chen held various senior management positions in the investment division at Central Investment Holdings. During that period, his successful investments included Tanox and Biopure, to name just a few. In addition, Mr. Chen has served as a director of Maxpro Investment Co., Ltd, a venture capital fund since May 2015, Maxpro Capital Management Ltd., a management company since May 2015, Vertex

Ventures Ltd., a management company, since October 2017 and Crystal Capital Management Ltd., a management company, since October 2018. Mr. Chen received an MBA from Syracuse University and an MS from the University of Minnesota. We believe that Mr. Chen is well-qualified to serve as a member of our board of directors due to his extensive experience in the biotechnology industry and venture capital industry and his contacts and relationships.

Wu, Soushan has been an Independent Director since July 2021. Mr. Wu has been the chair professor of the National Taiwan Normal University since August 2011 and currently the Chief Independent Director of Citi (Taiwan) since June 2019. Prior his role at Citi in Taiwan, from May 2016 to May 2019 Mr. Wu worked as an independent director of YuanTa Financial Holding where he also served as the Chairman of the audit committee. From February 2013 to December 2015, Mr. Wu served as the Chairman of the Taiwan GreTai Securities Market, now known as the Taipei Exchange. From February 2011 to August 2013, Mr. Wu was appointed Chairman at Securities and Futures Institute of Taiwan (“SFI”). During his chairmanship of the Taipei Exchange and SFI, Mr. Wu also set up the mechanism that strongly supports the development of the International Debt Market, and launched the SME Go-Funding zone with the Go-Incubation Board for startup firms in the Taipei Exchange in Taiwan. From August 2000 to January 2011, Mr. Wu served as Dean of College of Management at Chang Gung University. Before that from 1984 to 2000, he was professor at National ChiaoTung University. Mr. Wu devoted more than 30 years of experience in the academic field with an emphasis in the fields of accounting, finance and information management. As to the biomedical industry, Mr. Wu acquired some experience from Energenesis Biomedical Co. Ltd back in 2019 and from the Bristol (Taiwan) as a consult during 1976 to 1979. Mr. Wu earned a Ph.D. in Finance from the University of Florida in February 1984. We believe that Mr. Wu is well-qualified to serve as a member of our board of directors due to his extensive experience in the securities and financial industries, as well as his accounting experience, and his contacts and relationships.

Noha Georges has been an Independent Director since July 2021 and the Head of Public Relations & Influence - Qatar at Ogilvy since December 2021. She served as a managing director at Deloitte LLP from June 2019 to December 2021. Prior to her role at Deloitte LLP, from June 2016 to June 2019, Ms. Georges was the Chief Marketing, Communications and Pro Bono Officer for Risk and Financial Advisory (RFA) Business at Deloitte LLP In addition, from August 2015 to May 2019, Ms. Georges served as the Chief Communications Officer to Deloitte LLP’s Chairman of the Board. Prior to that from January 2013 to October 2016, Ms. George served as the strategy and communications officer at the Office of Chief Risk, Reputation and Regulatory Affairs Managing Partner at Deloitte LLP. From September 2012 to December 2016, Ms. George was a reputational risk sensing leader at Deloitte LLP. From August 2010 to September 2015, Ms. George served as a public policy leader in government relations at Deloitte LLP. Before that, Ms. George served as the President of Elan International from 2007 to 2010. Ms. George earned her Bachelor of Arts degree from American University. We believe Ms. Georges is well-qualified to serve as a member of our board of directors due to her extensive experience in risk identification and management as well as advising boards of directors.

Number and Terms of Office of Officers and Directors

We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Ms. Georges will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Chen, Yi - Kuei (Alex) and Mr. Wu, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Chen, Hong - Jung (Moses) and Mr. Gau, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Chen and Wu and Ms. Georges are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the board of directors. Messrs. Chen, Yi - Kuei (Alex) and Wu and Ms. Georges serve as members of our audit committee, and Mr. Chen, Yi - Kuei (Alex) chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Messrs. Chen, Yi - Kuei (Alex) and Wu and Ms. George meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Chen, Yi - Kuei (Alex) qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Messrs. Wu and Chen, Yi - Kuei (Alex), and Ms. Georges serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Each of Messrs. Wu, Chen, Yi - Kuei (Alex), and Ms. Georges are independent and Ms. Georges chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our sponsor of $10,000 per month for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters with the SEC and copies are available on our website. You are able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.

Conflicts of Interest

Certain of our officers and directors presently have fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors will not materially affect our ability to complete our initial business combination. Our second amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Our officers and directors may become officers or directors of another special purpose acquisition company with a class of securities intended to be registered under the Exchange Act.

Potential investors should also be aware of the following other potential conflicts of interest:

•

None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•

Our initial stockholders have agreed to waive their redemption rights with respect to any founder shares, placement shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our initial stockholders have agreed to waive their redemption rights with respect to any founder shares and placement shares held by them if we fail to consummate our initial business combination within 12 months from the closing of our IPO (or up to 18 months from the closing of our IPO at the election of the Sponsor in two separate three month extensions subject to satisfaction of certain conditions, including the deposit of $1,035,000 for each three month extension, into the trust account, or as extended by the Company’s stockholders in accordance with our second amended and restated certificate of incorporation). The date by which

Maxpro must complete an initial business combination has been extended twice, to April 13, 2023, and an additional $2,070,000 has been deposited into the Trust Account in connection with such extensions. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the placement units held in the trust account will be used to fund the redemption of our public shares, and the placement securities will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable by our sponsor until the earlier to occur of: (A) six months after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the reported last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the placement units, placement shares and placement warrants and the Class A common stock underlying such warrants, will not be transferable, assignable or saleable by our sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our sponsor and officers and directors may directly or indirectly own common stock and warrants, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•

Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•

Our sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our sponsor or an affiliate of our sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of our initial business combination. The units would be identical to the placement units.

The conflicts described above may not be resolved in our favor.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual(1)	Entity(2)	Entity’s Business	Affiliation
Chen, Hong - Jung (Moses)	Maxpro Ventures Ltd.	Investment Firm	Managing Director

Gau, Wey - Chuan (Albert)	Chuan Jhih CPA Firm	Audit and Consulting Services	Consultant

Song, Yung - Fong (Ron)	Maxpro Ventures Ltd.	Investment Firm	Venture Partner
	President Securities Corporation	Investment Firm	Independent Director

Chen, Yi - Kuei (Alex)	Maxpro Ventures Ltd.	Investment Firm	Managing Director

Wu, Soushan	Citi (Taiwan)	Banking and Investment Banking	Chief Independent Director

Noha Georges	Ogilvy (Qatar)	Advertising, Marketing and Public Relations Services	Executive Director

(1)	Each person has a fiduciary duty with respect to the listed entities next to their respective names.

(2)

Each of the entities listed in this table has priority and preference relative to our company with respect to the performance by each individual listed in this table of his obligations and the presentation by each such individual of business opportunities.

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public stockholders for a vote, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote any founder shares or placement shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our initial business combination.

Executive Compensation

None of our officers has received any cash compensation for services rendered to us. Other than the payment to an affiliate of our sponsor of $10,000 per month described elsewhere in this proxy statement/prospectus, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to our sponsor, officers, directors or any affiliate of our sponsor, officers, or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our sponsor, officers, or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from Post-Closing Apollomics. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by Post-Closing Apollomics to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Audit Fees

The following is a summary of fees paid or to be paid to MaloneBailey, for services rendered.

Audit Fees. For the period from June 2, 2021 (inception) through December 31, 2021, fees for our independent registered public accounting firm were approximately $62,500, for the services MaloneBailey performed in connection with our IPO, review of the financial information included in our Forms 10-Q for the respective periods and the audit of our December 31, 2021 financial statements included in our Form 10-K.

Audit-Related Fees. For the period from June 2, 2021 (inception) through December 31, 2021, our independent registered public accounting firm did not render assurance and related services related to the performance of the audit or review of financial statements.

Tax Fees. For the period from June 2, 2021 (inception) through December 31, 2021, our independent registered public accounting firm did not render services to us for tax compliance, tax advice and tax planning.

All Other Fees. For the period from June 2, 2021 (inception) through December 31, 2021, there were no fees billed for products and services provided by our independent registered public accounting firm other than those set forth above.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MAXPRO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Maxpro’s results of operations and financial condition together with Maxpro’s unaudited financial statements as of and for the nine months ended September 30, 2022 and the audited financial statements as of December 31, 2021 and for the period from June 2, 2021 (inception) through December 31, 2021, together with related notes thereto included elsewhere in this proxy statement/prospectus. The discussion and the analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About Maxpro” and the unaudited pro forma combined financial information as of and for the year ended December 31, 2021 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information”). The following discussion contains forward-looking statements based upon Maxpro’s current expectations that involve risks, uncertainties, and assumptions. Maxpro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and/or elsewhere in this proxy statement/prospectus. Maxpro’s historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our” and “us” refer to Maxpro.

Overview

We were formed on June 2, 2021 for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region. We intend to utilize cash derived from the proceeds of our IPO in effecting our initial business combination.

We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

We presently have no revenue. All activities for the period from June 2, 2021 (inception) through September 30, 2022, relate to the formation and the IPO. We will have no operations other than the active solicitation of a target business with which to complete a business combination, and we will not generate any operating revenue until after its initial business combination, at the earliest. We will have non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

On October 13, 2021, we consummated the IPO of 10,350,000 Public Units, at a price of $10.00 per Public Unit, generating gross proceeds of $103,500,000. Simultaneously with the closing of the IPO, we consummated a private placement (the “Private Placement”) in which the Sponsor, MP One Investment LLC, purchased 464,150 private units (the “Private Placement Units”) at a price of $10.00 per Private Unit, generating total proceeds of $4,641,500.

Upon the closing of the IPO and associated private placements, $105,052,500 of cash was placed in the Trust Account, $1,811,250 was paid in underwriter’s commissions and $990,311 of cash was held outside of the Trust Account and was available for the repayment of advances from the Sponsor, payment of expenses related to the IPO and subsequent working capital purposes.

We cannot assure you that our plans to complete our Initial Business Combination will be successful. If we are unable to complete our initial business combination within 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO at the Sponsor’s election in two separate three month extensions subject to satisfaction of certain conditions, including the deposit of $1,035,000 for each three month extension, into the Trust Account, or as extended by our stockholders in accordance with our second amended and restated certificate of incorporation), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining holders of common stock and our board of directors, liquidate and dissolve. The date by which Maxpro must complete an initial business combination has been extended twice, to April 13, 2023, and an additional $2,070,000 has been deposited into the Trust Account in connection with such extensions. In the event of liquidation, the holders of the founder shares and Private Warrants will not participate in any redemption distribution with respect to their founder shares or Private Warrants, until all of the claims of any redeeming shareholders and creditors are fully satisfied (and then only from funds held outside the Trust Account).

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through September 30, 2022 were organizational activities, those necessary to prepare for the Public Offering, described below, and, after our Public Offering, day-to-day operations and identifying a target company for an Initial Business Combination. We do not expect to generate any operating revenues until after the completion of our Initial Business Combination. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three and nine months ended September 30, 2022 we had a net loss of $58,652 and $651,606 consisting primarily of operating costs partially offset by investment income.

For the period from June 2, 2021 (inception) through September 30, 2021 we had a net loss of $5,828 consisting primarily of operating costs.

Liquidity and Capital Resources

As of September 30, 2022 and December 31, 2021, we had cash of $134,110 and $598,957, respectively.

For the nine months ended September 30, 2022, the net change in cash was a decrease of $464,847. Cash used in operating activities was $513,830. Cash provided by investing activities was $48,983.

For the period from June 2, 2021 (inception) through September 30, 2021 the net change in cash was an increase of $15,908. Cash used in operating activities was $5,337. Cash provided by financing activities was $21,245.

On October 13, 2021, we consummated the Public Offering of 10,350,000 units (the “Units”), at $10.00 per Unit, generating gross proceeds of $103,500,000. Simultaneously with the closing of the Public Offering, we consummated the sale of 464,150 Private Placement Units, at $10.00 per Private Placement Unit, to our sponsor, generating gross proceeds of $4,641,500. As of September 30, 2022, approximately $134,110 of the proceeds is held in cash and available for our general use.

For the period from June 2, 2021 (inception) through December 31, 2021, net cash used in operating activities was $305,363. Net cash used in operations was as a result of the net loss was $177,386, interest income of $8,186 and changes in operating assets and liabilities used $119,791 of cash from operating activities.

For the period from June 2, 2021 (inception) through December 31, 2021, net cash used in investing activities of $105,052,500 was the result of the amount of net proceeds from our IPO and Private Placements being deposited into the Trust Account.

For the period from June 2, 2021 (inception) through December 31, 2021, net cash provided by financing activities of $105,956,820 was comprised of $103,500,000 in proceeds from the issuance of Units in our IPO, net of the underwriter’s discount paid of $1,811,250 and $4,641,500 in proceeds from the issuance of the Private

Placement Units to our sponsor, $108,666 in proceeds from the issuance of a promissory note to our sponsor, cash of $25,000 received from our sponsor for the issuance of Class B common stock offset in part by the payment of $398,430 for offering costs associated with the IPO and repayment of the outstanding balance on the promissory note to our sponsor of $108,666.

As of December 31, 2021, we had investments of $105,060,686 held in the Trust Account. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes paid and deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes. During the period ended December 31, 2021, we did not withdraw any interest earned on the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

In order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Accounts to repay such loaned amounts but no proceeds from our Trust Accounts would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units identical to the Placement Units, at a price of $10.00 per unit at the option of the lender.

We do not currently believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating our initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Accounts. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2022 or December 31, 2021.

Contractual obligations

As of September 30, 2022, we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters are entitled to a deferred fee of $3,622,500 in the aggregate. The deferred fee will be waived by the underwriters in the event that we do not complete an Initial Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these unaudited financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information is provided to present the combination of the historical financial information of Apollomics and Maxpro, adjusted to give effect to the Business Combination, related transactions and adjustments for other material events. These other material events are referred to herein as “Material Events” and pro forma adjustments for the Material Events are referred to herein as “Adjustments for Material Events”. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. For purposes of these unaudited pro forma condensed combined financial statements, the entity surviving the Business Combination is referred to as “Post-Closing Apollomics.”

Description	of the Business Combination

On September 14, 2022, Maxpro, Apollomics and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apollomics (“Merger Sub”), entered into the BCA, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby. Pursuant to the BCA, Merger Sub will merge with and into Maxpro (the “Merger”), with Maxpro surviving the Merger. As a result of the Merger, Maxpro will become a wholly-owned subsidiary of Apollomics, with the securityholders of Maxpro becoming securityholders of Apollomics.

As a result of the Merger, in consideration for the acquisition of all of the issued and outstanding Maxpro Class A Common Stock (including the Maxpro Class B Common Stock that are automatically converted on a one-for-one basis into Maxpro Class A Common Stock and the Maxpro Class A Common Stock outstanding as a result of the automatic detachment of Maxpro’s units immediately prior to the Closing, as a result of the Business Combination), Apollomics will issue one Class A ordinary share (“Apollomics Class A Ordinary Shares”) for each share of Maxpro Class A Common Stock acquired by virtue of the Business Combination; and each issued and outstanding Maxpro warrant (the “Maxpro Warrants”) to purchase a share of Maxpro Class A Common Stock will be assumed by Apollomics (an “Apollomics Warrant”) and will become exercisable for one Apollomics Class A Ordinary Share.

The BCA provides, among other things, that, (i) immediately prior to the Closing, each Apollomics Preferred Share will be converted (the “Pre-Closing Conversion”) into one ordinary share of Apollomics (“Pre-Closing Apollomics Ordinary Shares”), (ii) immediately following the Pre-Closing Conversion, but prior to the Closing, each issued and outstanding Pre-Closing Apollomics Ordinary Share will be converted (the “Share Split”) into a number of Class B ordinary shares (“Apollomics Class B Shares” and, together with the Apollomics Class A Ordinary Shares, the “Post-Closing Apollomics Ordinary Shares”), equal to (as rounded down to the nearest whole number) the product of (A) the number of Apollomics Pre-Closing Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio. The “Exchange Ratio” is equal to 89.9 million Pre-Closing Apollomics Ordinary Shares divided by the aggregate number of fully-diluted Apollomics shares (as further described in the BCA) immediately prior to the Share Split.

In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, will also be adjusted such that each option will (i) have the right to acquire a number of Apollomics Class B Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The Apollomics Class B Ordinary Shares will be subject to a lock-up whereby such shareholders are prohibited from transferring such shares for a period of six months after the Closing. In addition, the BCA provides that the composition of the Post-Closing Apollomics Ordinary Shares issued in the Share Split may be adjusted by the Apollomics Board, in its sole discretion, such that a maximum of 3,100,000 Apollomics Class A Ordinary Shares may be issued in place of Apollomics Class B Ordinary Shares. The Apollomics Board may determine to adjust such composition so as to increase the number of registered and tradeable Apollomics Class A Ordinary Shares in Apollomics’ public float at the time of the Closing.

For more information about the Business Combination, please see the section entitled “The Business Combination Agreement.”

Material	Events and Background Relevant to Material Events

On February 9, 2023, Apollomics entered into the Subscription Agreements with each of the PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed to subscribe for and purchase, and Apollomics agreed to issue and sell to the PIPE Investors, an aggregate of 230,000 Apollomics Class B Ordinary Shares, 57,500 Penny Warrants, and 2,135,000 Apollomics Series A Preferred Shares. The Apollomics Class B Ordinary Shares and the Apollomics Series A Preferred Shares will be sold to the PIPE Investors at a purchase price of $10.00 per share, for an aggregate purchase price equal to $23.7 million in cash. Beginning six months after the Closing, each Apollomics Series A Preferred Share will be convertible into Apollomics Class A Ordinary Shares at a ratio of 1:1.25. Each Apollomics Series A Preferred Share shall automatically convert into Apollomics Class A Ordinary Shares, as described in the Proposed MAA, upon the fifth anniversary following the Closing. The Penny Warrants are exercisable commencing six months after the Closing and expire five years following the Closing, after which time the Penny Warrants shall automatically be cashlessly exercised, as described in the Penny Warrant Agreements. The closing of the PIPE Financing is expected to occur concurrently with the Closing of the Business Combination.

Accounting	Treatment of the Business Combination

The Business Combination will be effected through the issuance of shares of Apollomics to Maxpro stockholders, and therefore Apollomics is the legal and accounting acquirer. Subsequent to the Business Combination, Apollomics’ shareholders will have a majority of the voting power of Post-Closing Apollomics, Apollomics’ operations will comprise all of the ongoing operations of Post-Closing Apollomics, Apollomics will control a majority of the governing body of Post-Closing Apollomics, and Apollomics’ senior management will comprise all of the senior management of Post-Closing Apollomics. As Maxpro does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction will be accounted for within the scope of IFRS 2 (“Share-based Payment”). As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in Post-Closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro will be stated at historical cost, with no goodwill or other intangible assets recorded.

Basis	of Pro Forma Presentation

The unaudited pro forma condensed combined financial information are based on Maxpro’s historical financial statements and Apollomics’ historical consolidated financial statements as adjusted to give effect to the Business Combination and Material Events. The unaudited pro forma condensed combined balance sheet gives effect to the

Business Combination and Material Events as if they had occurred on June 30, 2022. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 gives effect to the Business Combination and Material Events as if they had occurred on January 1, 2021.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the unaudited historical financial statements of Maxpro as of and for the six months ended June 30, 2022, and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•

the audited historical financial statements of Maxpro as of December 31, 2021 and for the period from June 2, 2021 (inception) through December 31, 2021 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•

the unaudited historical consolidated financial statements of Apollomics as of and for the six months ended June 30, 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus;

•

the audited historical consolidated financial statements of Apollomics as of and for the year ended December 31, 2021, and the related notes thereto, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “The Business Combination Agreement,” “Related Agreements – Subscription Agreements,” “Apollomics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Maxpro’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to Maxpro and Apollomics included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information below presents two redemption scenarios as follows:

•

Assuming no Redemptions: This presentation assumes that no Maxpro public stockholders exercise their rights to redeem any of their shares of Maxpro Class A Common Stock for their pro rata portion of the funds in the Trust Account and thus the full amount held in the Trust Account at Closing is available for the Business Combination.

•

Assuming maximum Redemptions: This presentation assumes that 10,350,000 shares of Maxpro Class A Common Stock are redeemed, which represents the maximum amount of redemptions. The maximum Redemption scenario includes all adjustments contained in the no Redemption scenario and presents additional adjustments to reflect the effect of maximum redemptions.

Ownership

As a result of the Business Combination and Material Events, assuming no Maxpro public stockholders elect to redeem their shares for cash, Apollomics’ shareholders will own approximately 86% of the Post-Closing Apollomics Ordinary Shares, Maxpro’s public stockholders will own approximately 11% of the Post-Closing Apollomics Ordinary Shares, the Sponsor Parties will own approximately 3% of the Post-Closing Apollomics Ordinary Shares and the PIPE Investors will own approximately 0% of the Post-Closing Apollomics Ordinary

Shares, based on the number of shares of Maxpro Class A Common Stock outstanding as of June 30, 2022 (in each case, not giving effect to any shares issuable upon the exercise of any warrants or stock options).

	Scenario 1
	Assuming No Redemptions
	Number of Shares Owned	% Ownership
(Shares in thousands)
Apollomics shareholders	85,069	86%
Maxpro public stockholders	10,350	11%
Sponsor Parties	3,051	3%
Underwriter shares	26	0%
PIPE Investors*	230	0%

Total	98,726	100%

*	PIPE Investors excludes 2,135,000 Series A Preferred Shares, which will be converted into 2,668,750 Apollomics Class A Ordinary Shares beginning six months after closing.

After giving effect to the maximum redemption of Maxpro Class A Common Stock, Apollomics’ shareholders will own approximately 96% of the Post-Closing Apollomics Ordinary Shares, Maxpro’s public stockholders will own approximately 0% of the Post-Closing Apollomics Ordinary Shares, and the Sponsor Parties will own approximately 4% of the Post-Closing Apollomics Ordinary Shares, based on the number of shares of Maxpro Class A Common Stock outstanding as of June 30, 2022 (in each case, not giving effect to any shares issuable upon the exercise of any warrants or stock options).

	Scenario 2
	Assuming Maximum Redemptions
	Number of Shares Owned	% Ownership
(Shares in thousands)
Apollomics shareholders	85,069	96%
Maxpro public stockholders	—	0%
Sponsor Parties	3,051	4%
Underwriter shares	26	0%
PIPE Investors*	230	0%

Total	88,376	100%

*	PIPE Investors excludes 2,135,000 Series A Preferred Shares, which will be converted into 2,668,750 Apollomics Class A Ordinary Shares beginning six months after closing.

The historical financial statements of Apollomics have been prepared in accordance with IFRS and in its presentation currency of U.S. Dollars. The historical financial statements of Maxpro have been prepared in accordance with U.S. GAAP in its presentation currency of U.S. dollars. The historical financial statements of Maxpro have been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Post-Closing Apollomics after giving effect to the Business Combination and Material Events.

The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(in thousands)

									Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	Apollomics Historical (IFRS)	Maxpro Historical (US GAAP)	Maxpro US GAAP to IFRS Conversion	Notes	Maxpro Historical (IFRS)	Adjustments for Material Events	Notes		Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
ASSETS
Non-current assets:
Plant and equipment	$548	$—	$—		$—	$—			—		$548	—		$548
Right-of-use assets	1,325	—	—		—	—			—		1,325	—		1,325
Intangible assets	14,788	—	—		—	—			—		14,788	—		14,788
Rental deposits	130	—	—		—	—			—		130	—		130
Time deposits with original maturity over three months	7,450	—	—		—	—			—		7,450	—		7,450
Marketable securities held in Trust Account	—	105,192	—		105,192	—			(105,192)	2(c)	—	—		—

Total non-current assets	24,241	105,192	—		105,192	—			(105,192)		24,241	—		24,241

Current assets:
Deposits, prepayments and deferred expenses	802	92	—		92	—			(92)	2(h)	802	—		802
Financial assets at fair value through profit and loss (“FVTPL”)	23,776	—	—		—	—			—		23,776	—		23,776
Cash and cash equivalents	50,700	279	—		279	22,294	2	(l)	105,192	2(c)	165,937	(105,053)	2(g)	60,884
	—	—	—		—	—			(8,905)	2(h)	—	—		—
	—	—	—		—	—			(3,623)	2(d)	—	—		—

Total current assets	75,278	371	—		371	22,294			92,572		190,515	(105,053)		85,462

Total assets	$99,519	$105,563	$—		$105,563	$22,294			$(12,620)		$214,756	$(105,053)		$109,703

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(in thousands)

									Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	Apollomics Historical (IFRS)	Maxpro Historical (US GAAP)	Maxpro US GAAP to IFRS Conversion	Notes	Maxpro Historical (IFRS)	Adjustments for Material Events	Notes		Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
LIABILITIES, CLASS A COMMON STOCKS SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ (DEFICIT)/EQUITY

Current liabilities:
Other payables and accruals	$12,042	$376	—		$376	$—			$(376)	2(h)	$12,042	—		12,042
Financial liabilities arising from unvested restricted shares	68	—	—		—	—			—		68	—		68
Lease liabilities	694	—	—		—	—			—		694	—		694
Penny warrant liabilities	—	—	—		—	460	2	(l)	—		460	—		460

Total current liabilities	12,804	376	—		376	460			(376)		13,264	—		13,264

Net current liabilities	62,474	(5)	—		(5)	21,834			92,948		177,251	(105,053)		72,198

Total assets less current liabilities	86,715	105,187	—		105,187	21,834			(12,244)		201,492	(105,053)		96,439

Lease liabilities	654	—	—		—	—			—		654	—		654
Convertible preferred shares	298,546	—	—		—	—			(298,546)	2(i)	—	—		—
Deferred underwriting commission	—	3,623	—		3,623	—			(3,623)	2(d)	—	—		—
Class A Common Stocks subject to possible redemption at $10.15 per share	—	—	105,053	2(a)	105,053	—			(105,053)	2(f)	—	—		—
Warrant liabilities	—	—	1,072	2(b)	1,072	—			—		1,072	—		1,072

Total non-current liabilities	299,200	3,623	106,125		109,748	—			(407,222)		1,726	—		1,726

Net assets/(liabilities)	$(212,485)	$101,564	$(106,125)		$(4,561)	$21,834			$394,978		$199,766	$(105,053)		$94,713

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(in thousands)

								Scenario 1 Assuming No Redemptions into Cash				Scenario 2 Assuming Maximum Redemptions into Cash
	Apollomics Historical (IFRS)	Maxpro Historical (US GAAP)	Maxpro US GAAP to IFRS Conversion	Notes	Maxpro Historical (IFRS)	Adjustments for Material Events	Notes	Transaction Accounting Adjustments	Notes		Pro Forma Balance Sheet	Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
Class A Common Stocks subject to possible redemption at $10.15 per share	$—	$105,053	$(105,053)	2(a)	$—	$—		$—			$—	$—		$—
Shareholders’ (deficit)/equity:
Class A ordinary shares	—	—	—		—	—		—	2	(e)	1	(1)	2(g)	—
	—	—	—		—	—		1	2	(f)	—	—		—
Class B ordinary shares	—	—	—		—	1	2(l)	—	2	(e)	10	—		10
	—	—	—		—	—		9	2	(i)	—	—		—
Series A preferred shares	—	—	—		—	20,126	2(l)	—			20,126	—		20,126
Share capital	41	—	—		—	—		(41)	2	(i)	—	—		—
Treasury shares	(68)	—	—		—	—		68	2	(i)	—	—		—
Reserves	13,676	—	—		—	—		34,852	2	(k)	48,528	724	2(k)	49,252
Share premium	12,038	—	(7,105)	2(b)	(7,105)	1,733	2(l)	105,052	2	(f)	412,772	(105,052)	2(g)	307,720
		—	—		—	—		2,544	2	(j)	—	—		—
	—	—	—		—	—		298,510	2	(i)	—	—		—
Accumulated losses	(238,172)	(3,489)	6,033	2(b)	2,544	(26)	3(g)	(8,621)	2	(h)	(281,671)	—		(282,395)
	—	—	—		—	—		(2,544)	2	(j)	—	—		—
	—	—	—		—	—		(34,852)	2	(k)	—	(724)	2(k)	—

Total shareholders’ (deficit)/equity:	(212,485)	(3,489)	(1,072)		(4,561)	21,834		394,978			199,766	(105,053)		94,713

Total liabilities, Class A Common Stocks subject to possible redemption, and shareholders’ (deficit)/equity	$99,519	$105,563	$—		$105,563	$22,294		$(12,620)			$214,756	$(105,053)		$109,703

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(in thousands, except per share amounts)

						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
(In thousands, except per share data)	Apollomics Historical (IFRS)	Maxpro Historical (US GAAP)	Maxpro US GAAP to IFRS Conversion	Notes	Maxpro Historical (IFRS)	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Other income	$756	$—	$—		$—	$—		$756		$—		$756
Other gains and losses	(725)	—	—		—	—		(725)		—		(725)
Fair value change of financial assets at FVTPL	32	—	—		—	—		32		—		32
Fair value change of financial liabilities at FVTPL	—	—	3,240	3(a)	3,240	—		3,240		—		3,240
Fair value change of convertible preferred shares	23,669	—	—		—	(23,669)	3(e)	—		—		—
Research and development expenses	(17,999)	—	—		—	—		(17,999)		—		(17,999)
Administrative expenses	(5,097)	(713)	—		(713)	—		(5,810)		—		(5,810)
Administrative fee—related party	—	(60)	—		(60)	—		(60)		—		(60)
Finance costs	(44)	—	—		—	—		(44)		—		(44)
Other expenses	(4,008)	—	—		—	—		(4,008)		—		(4,008)
Investment income earned on investments held in Trust Account	—	180	—		180	(180)	3(b)	—		—		—

Loss before taxation	(3,416)	(593)	3,240		2,647	(23,849)		(24,618)		—		(24,618)
Income tax expenses	(1)	—	—		—	—		(1)		—		(1)

Net loss after taxes	$(3,417)	$(593)	$3,240		$2,647	$(23,849)		$(24,619)		$—		$(24,619)

Net loss attributable to ordinary shares (basic)	$(3,417)	—	—		—	—		—		—		—
Net loss attributable to ordinary shares (diluted)	$(31,626)	—	—		—	—		—		—		—
Net loss attributable to Class A Common Stock (basic and diluted)	—	$(479)	—		—	—		—				—
Net loss attributable to Class B Common Stock (basic and diluted)	—	$(114)	—		—	—		—		—		—
Net loss per share attributable to Post-Closing Apollomics Class A ordinary shares (basic and diluted)	—	—	—		—	—		$(0.24)	3(f)	—		$(0.27)	3(f)
Net loss per share attributable to ordinary shares (basic)	$(0.01)	—	—		—	—		—		—		—
Net loss per share attributable to ordinary shares (diluted)	$(0.05)	—	—		—	—		—		—		—
Net loss per share attributable to Class A Common Stock (basic and diluted)	—	$(0.04)	—		—	—		—		—		—
Net loss per share attributable to Class B Common Stock (basic and diluted)	—	$(0.04)	—		—	—		—		—		—
Weighted-average shares outstanding used in computing basic net loss per share attributable to ordinary shares	387,605	—	—		—	—		—		—		—
Weighted-average shares outstanding used in computing diluted net loss per share attributable to ordinary shares	644,055	—	—		—	—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Class A Common Stock	—	10,840	—		—	—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Class B Common Stock	—	2,588	—		—	—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Apollomics Class A Ordinary Shares	—	—	—		—	—		101,452	3(f)	—		91,102	3(f)

See accompanying notes to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except per share amounts)

	Year Ended December 31, 2021	Period From June 2, 2021 (Inception) Through December 31, 2021						Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Maximum Redemptions
(In thousands, except per share data)	Apollomics Historical (IFRS)	Maxpro Historical (US GAAP)	Maxpro US GAAP to IFRS Conversion	Notes	Maxpro Historical (IFRS)	Adjustments for Material Events	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Other income	$1,054	$—	$—		$—	$—		$—		$1,054		$—		$1,054
Other gains and losses	36	—	—		—	—		—		36		—		36
Fair value change of financial assets at FVTPL	2	—	—		—	—		—		2		—		2
Fair value change of financial liabilities at FVTPL	—	—	2,793	3(a)	2,793	—		—		2,793		—		2,793
Fair value change of convertible preferred shares	(37,424)	—	—		—	—		37,424	3(e)	—		—		—
Research and development expenses	(35,568)	—	—		—	—		—		(35,568)		—		(35,568)
Administrative expenses	(15,291)	(156)	—		(156)	—		—		(15,447)		—		(15,447)
Administrative fee—related party	—	(30)	—		(30)	—		—		(30)		—		(30)
Impairment loss of an intangible asset	(3,000)	—	—		—	—		—		(3,000)		—		(3,000)
Finance costs	(83)	—	—		—	—		—		(83)		—		(83)
Other expenses	(4,522)	—	—		—	(26)	3(g)	(34,852)	3(c)	(48,021)		(724)	3(c)	(48,745)
	—	—	—		—	—		(8,621)	3(d)	—		—		—
Investment income earned on investments held in Trust Account	—	8	—		8	—		(8)	3(b)	—		—		—

Loss before taxation	(94,796)	(178)	2,793		2,615	(26)		(6,057)		(98,264)		(724)		(98,988)
Income tax expenses	(1)	—	—		—	—		—		(1)		—		(1)

Net loss after taxes	$(94,797)	$(178)	$2,793		$2,615	$(26)		$(6,057)		$(98,265)		$(724)		$(98,989)

Net loss attributable to Class A Common Stock (basic and diluted)	—	$(114)	—		—	—		—		—		—		—
Net loss attributable to Class B Common Stock (basic and diluted)	—	$(63)	—		—	—		—		—		—		—
Net loss per share attributable to Post-Closing Apollomics Class A ordinary shares (basic and diluted)	—	—	—		—	—		—		$(0.97)	3(f)	—		$(1.09)	3(f)
Net loss per share attributable to ordinary shares (basic and diluted)	$(0.23)	—	—		—	—		—		—		—		—
Net loss per share attributable to Class A Common Stock (basic and diluted)	—	$(0.03)	—		—	—		—		—		—		—
Net loss per share attributable to Class B Common Stock (basic and diluted)	—	$(0.03)	—		—	—		—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to ordinary shares	404,186	—	—		—	—		—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Class A Common Stock	—	4,039	—		—	—		—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Class B Common Stock	—	2,246	—		—	—		—		—		—		—
Weighted-average shares outstanding used in computing net loss per share attributable to Apollomics Class A Ordinary Shares	—	—	—		—	—		—		101,452	3(f)	—		91,102	3(f)

See accompanying notes to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Exchange of Apollomics’ Shares for Shares of Post-Closing Apollomics

Based on 1,160,968,844 Apollomics Ordinary Shares outstanding immediately prior to the closing of the Business Combination, the estimated Exchange Ratio determined in accordance with the terms of the BCA is approximately 0.0733 which indicates that Post-Closing Apollomics expects to issue approximately 85,068,984 Post-Closing Apollomics Ordinary shares to Apollomics’ original shareholders in the Business Combination, determined as follows:

	Apollomics shares outstanding as of June 30, 2022 (Historical)	Conversion of Apollomics convertible preferred stock into Apollomics ordinary shares	Vested options exercised into ordinary shares subsequent to June 30, 2022	Apollomics ordinary shares assumed outstanding prior to Closing
(In thousands, except Exchange Ratio)
Series A1 convertible preferred shares	132,058	(132,058)	—	—
Series A2 convertible preferred shares	73,371	(73,371)	—	—
Series B convertible preferred shares	297,353	(297,353)	—	—
Series C convertible preferred shares	256,450	(256,450)	—	—
Ordinary shares, par value $0.0001 per share	400,226	759,232	1,511	1,160,969

Total	1,159,458	—	1,511	1,160,969

Apollomics ordinary shares assumed outstanding prior to Closing				1,160,969
Assumed Exchange Ratio				0.0733

Estimated shares of Post-Closing Apollomics ordinary share issued to Apollomics shareholders upon Closing				85,069

2.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Maxpro U.S. GAAP to IFRS Adjustments:

(a)

To reflect the reclassification of Maxpro’s Class A Common Stock subject to possible redemption from temporary equity to non-current liabilities. Under U.S. GAAP, shares of Maxpro Class A Common Stock are classified as temporary equity, as Maxpro stockholders have a right to require Maxpro to redeem the Maxpro’s Class A Common Stock held by them and Maxpro has an irrevocable obligation to deliver a pro-rata amount of cash held by it in the Trust Account for such shares properly redeemed, Maxpro’s Class A Common Stock subject to possible redemption were reclassified from temporary equity under U.S. GAAP to financial liabilities under IFRS.

(b)

To reflect the reclassification of Maxpro’s public and private warrants from equity classification to liability classification on the Unaudited Pro Forma Condensed Combined Balance Sheet, resulting from U.S. GAAP to IFRS conversion. The Maxpro Warrants are classified as permanent equity under U.S. GAAP and recorded based at issuance date fair value of $7.1 million in Share premium. The Maxpro Warrants are classified as financial liabilities under IFRS due to both public and private warrants having net share settlement clauses which cannot meet equity classification under IAS 32. The fair value of Maxpro’s Warrants amounting to $1.1 million as of June 30, 2022 has been determined based on the closing price of $0.10 per warrant for Maxpro public warrants as of June 30, 2022 and the fair value of $0.08 per warrant for the Maxpro private warrants, which has been determined by management after considering all relevant factors. The liability is subject to re-measurement at each balance sheet date until such time the warrants are exercised, expire or qualify for equity classification, and any change in fair value will be recognized in the Statement of Operations. Refer to 3(a) for the adjustment. The accumulative change in fair value from the date of issuance to June 30, 2022 amounting to $6.0 million is included in accumulated losses on balance sheet.

Pro Forma Transaction Accounting Adjustments:

(c)	To reflect the reclassification of $105.2 million of marketable securities held in the Trust Account to cash and cash equivalents as the funds become available following the Business Combination.

(d)	To reflect the payment of deferred underwriting commission of $3.6 million upon consummation of the Business Combination.

(e)

Represents the exchange of each of 2,587,500 shares of Maxpro’s Class B Common Stock issued to founders, par value $0.0001 per share, for one share of Maxpro Class A Common Stock, par value $0.0001 per share, not subject to possible redemption.

(f)

Represents the conversion of 10,350,000 shares of Maxpro Class A Common Stock subject to possible redemption into Apollomics Class A Ordinary Shares. Apollomics Class A Ordinary Shares issued as part of the conversion of Maxpro Class A Common Stock were recorded to Class A Ordinary Shares in the amount of $1 thousand and Share premium in the amount of $105.1 million, assuming no Maxpro public stockholders exercise their redemption rights.

(g)

To reflect, in Scenario 2, assumption that holders of Maxpro Class A Common Stock exercise their redemption rights with respect to a maximum of 10,350,000 shares of Maxpro Class A Common Stock prior to the consummation of the Merger at a redemption price of approximately $10.15 per share, or $105.1 million in cash.

(h)

Reflects the estimated transaction costs amounting to $8.6 million that will be incurred by Maxpro and Apollomics for legal, financial advisory, accounting, auditing and other professional fees recorded as an increase in accumulated losses. The cash settlement amount includes $0.4 million accrued transaction costs recorded by Maxpro in other payables and accruals in its historical financial statements and excludes $92 thousand prepaid by Maxpro and recorded in deposits, prepayments, and deferred expenses in its historical financial statements.

(i)

To reflect the recapitalization of Apollomics through the conversion of all outstanding Apollomics Ordinary shares into 85,068,984 Apollomics Class B Ordinary Shares. As a result of the recapitalization, the carrying value of Apollomics’ share capital of $41 thousand, treasury shares of $68 thousand and convertible preferred shares of $298.5 million were derecognized. Apollomics Class B Ordinary Shares issued as part of the recapitalization were recorded to Class B Ordinary Shares in the amount of $9 thousand and share premium in amount of $298.5 million.

(j)	Reflects the elimination of Maxpro’s historical accumulated losses.

(k)

The Merger is accounted for under IFRS 2 as Maxpro is not considered to be a business under IFRS 3 as described in “—Accounting Treatment of the Business Combination.” To reflect the combination, the equity of Maxpro is eliminated and the equity of Apollomics remains as the historical equity of the combined entity following the Business Combination. The difference in the fair value of Apollomics Ordinary Shares issued to holders of Maxpro Class A Common Stock in excess of the fair value of net identifiable assets of Maxpro represents a service cost for the listing of Apollomics Ordinary Shares and is accounted for as a share-based payment in accordance with IFRS 2. The cost of the services, which is a non-cash expense, is preliminarily estimated to be $34.9 million in Scenario 1 and $35.6 million in Scenario 2 resulting in an increase to accumulated losses.

		Assuming No Redemptions		Assuming Maximum Redemptions
	Per Share Value* (at June 30, 2022)	Shares (in thousands)	Fair Value (in thousands)	Shares (in thousands)	Fair Value (in thousands)
Maxpro public stockholders	$10.08	10,350	$104,328	10,350	$104,328
Sponsor Parties	10.08	3,051	30,754	3,051	30,754
Underwriter shares	10.08	26	262	26	262
Maxpro Private Warrants	0.08	464	37	464	37
Maxpro Public Warrants	0.10	10,350	1,035	10,350	1,035
Redemptions of Maxpro Class A Common Stock	10.08	—	—	(10,350)	(104,328)

		24,241	$136,416	13,891	$32,088

Net assets of Maxpro			101,564		(3,489)

Excess of net assets			$34,852		$35,577

*

Closing price as of February 3, 2023 for shares of Maxpro Stock and Maxpro warrants were $10.45 and $0.04 per security, respectively. Although both the public and private warrants are linked to shares of Maxpro Stock, the warrants will remain outstanding even in Scenario 2 where shares of Maxpro Stock are redeemed. The values expressed in the table above are preliminary and will change based on fluctuations in the share price of the Apollomics Ordinary Shares and warrants through the closing date. A one percent change in the market price per share of Maxpro Stock and per Maxpro warrants would result in a change to the excess of net identifiable assets of $1.4 million and $0.3 million assuming no redemptions and maximum redemptions, respectively.

Pro Forma Adjustments for Material Events:

(l)

Represents the net proceeds of $23.7 million from the issuance and sale of the PIPE Securities in the PIPE Financing pursuant to the terms of the Subscription Agreements, including transaction costs for placement fees of PIPE Financing which approximate $1.4 million. 2,135,000 Apollomics Series A Preferred Shares are treated as equity and are recorded at initial cash proceeds which is equal the $10.00 purchase price per share, net of transaction costs. 57,500 Penny Warrants issued in connection with 230,000 Apollomics Class B Ordinary Shares are treated as a financial liability due to its net share settlement feature and recorded at its fair value of $8.00 per warrant, Apollomics Class B Ordinary Shares are recorded at par value of $0.0001 per share and the excess amounts, net of transaction costs are recorded as Share Premium.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2022 and the Year Ended December 31, 2021

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Maxpro U.S. GAAP to IFRS Adjustments:

(a)

To reflect $3.2 million and $2.8 million change in fair value of Maxpro’s public and private warrants, for the six months ended June 30, 2022 and for the period from June 2, 2021 through December 31, 2021, respectively, following reclassification to liability accounting, as described in 2(b) above.

Pro Forma Transaction Accounting Adjustments:

(b)

Represents an adjustment to eliminate investment income on marketable securities in the amount of $180 thousand and $8 thousand for the six months ended June 30, 2022 and the period from June 2, 2021 through December 31, 2021, respectively.

(c)

The Business Combination is accounted for under IFRS 2, as described in 2(k) above. The adjustment includes the IFRS 2 service cost of $34.9 million and $35.6 million assuming no redemptions and maximum redemptions, respectively, for the year ended December 31, 2021. These costs are nonrecurring item.

(d)

Reflects estimated non-recurring transaction costs amounting to $8.6 million consisting of certain legal, accounting and auditing fees, adjusted as if they were incurred during the year ended December 31, 2021.

(e)

Reflects the elimination of fair value change of convertible preferred shares as it is assumed that the convertible shares would have been converted to Post-Closing Apollomics Ordinary Shares as if the Business Combination had occurred on January 1, 2021.

(f)

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based on the number of Post-Closing Apollomics shares outstanding as if the Business Combination had occurred on January 1, 2021. As the unaudited pro forma condensed combined statement of operations is in a loss position, anti-dilutive instruments were not included in the calculation of diluted weighted-average shares outstanding.

Pro Forma weighted-average shares outstanding—basic and diluted is calculated as follows for the six months ended June 30, 2022 and the year ended December 31, 2021:

	Six months ended June 30, 2022
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
(In thousands, except per share data)
Numerator:
Pro forma net loss	$(24,619)	$(24,619)

Denominator:
Maxpro public stockholders—Class A ordinary shares	10,350	—
Maxpro Initial Stockholders—Class A ordinary shares	3,051	3,051
Underwriter shares	26	26
Apollomics shareholders—Class B ordinary shares	85,069	85,069
PIPE Investors—Class B ordinary shares	230	230
PIPE Investors—Class A ordinary shares underlying Series A Preferred Shares and Penny Warrants	2,726	2,726

Pro forma weighted-average shares outstanding—basic and diluted(1)	101,452	91,102

Pro forma basic and diluted net loss per share	$(0.24)	$(0.27)

	Year Ended December 31, 2021
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
(In thousands, except per share data)
Numerator:
Pro forma net loss	$(98,265)	$(98,989)

Denominator:
Maxpro public stockholders—Class A ordinary shares	10,350	—
Maxpro Initial Stockholders—Class A ordinary shares	3,051	3,051
Underwriter shares	26	26
Apollomics shareholders—Class B ordinary shares	85,069	85,069
PIPE Investors—Class B ordinary shares	230	230
PIPE Investors—Class A ordinary shares underlying Series A Preferred Shares and Penny Warrants	2,726	2,726

Pro forma weighted-average shares outstanding—basic and diluted(1)	101,452	91,102

Pro forma basic and diluted net loss per share	$(0.97)	$(1.09)

(1)

Basic and diluted pro forma weighted-average shares outstanding for six months ended June 30, 2022 and the year ended December 31, 2021 exclude 10,350,000 public warrants, 464,150 private placement warrants of Maxpro, 4,831,016 Post-Closing Apollomics vested options, and 4,826,098 Post-Closing Apollomics unvested options, since they are anti-dilutive.

Pro Forma Adjustments for Material Events:

(g)

Reflects estimated non-recurring transaction costs amounting to $26 thousand related to the issuance of 57,500 Penny warrants in connection with PIPE Financing, adjusted as if they were incurred during the year ended December 31, 2021.

MANAGEMENT OF APOLLOMICS FOLLOWING THE BUSINESS COMBINATION

The following table provides information about those persons who are expected to serve as directors and executive officers of Post-Closing Apollomics.

Name	Age	Position
Executive Officers
Dr. Sanjeev Redkar	54	President and Director
Dr. Lijuan Jane Wang	59	Chief Scientific Officer
Dr. Guo-Liang Yu	60	Chairman of the Board of Directors and Chief Executive Officer
Dr. Kin-Hung Peony Yu	60	Chief Medical Officer

Directors and Director Nominees
Dr. Kenneth C. Carter	63	Director Nominee
Dr. Hong-Jung (Moses) Chen	63	Director Nominee
Wendy Hayes	52	Director Nominee
Glenn S. Vraniak	60	Director Nominee
Dr. Jonathan Wang	54	Director

Executive Officers

Dr. Sanjeev Redkar will serve as our President. Since January 2016, Dr. Redkar has served as the President of Apollomics, which he co-founded. From September 2011 to January 2016, Dr. Redkar held various roles at Astex Pharmaceuticals, Inc. (Nasdaq: ASTX), including vice president in charge of pharmaceutical development and marketing, senior vice president of pharmaceutical development and marketing and senior vice president of product development. From June 1998 to September 2011, Dr. Redkar held various roles at SuperGen, Inc., including as senior manager of process development, senior director of pharmaceutical development and vice president in charge of manufacturing and preclinical development. Dr. Redkar has served as an External Advisory Board Member at the Department of Chemical and Biological Engineering of University of Colorado, Boulder since 2018. Dr. Redkar earned a B.S. in Chemical Engineering from the Indian Institute of Technology, a M.S. in Chemical Engineering from the University of Colorado, Boulder, a Ph.D. in Chemical Engineering from the University of Colorado, Boulder and an MBA from St. Mary’s College of California.

Dr. Lijuan Jane Wang will serve as our Chief Scientific Officer. Dr. Wang has served as the Chief Scientific Officer of Apollomics since July 2022. From March 2010 to July 2022, Dr. Wang served as Vice President, Medicinal Chemistry at WuXi AppTec Co. Ltd. From February 1998 to February 2010, Dr. Wang served as a senior principal scientist at Pfizer, Inc. Dr. Wang completed her postdoctoral studies at the U.S. National Institute of Health and at Schering-Plough. Dr. Wang earned a Ph.D. from the University of Maryland Baltimore County and a B.S. in Applied Chemistry from Fudan University.

Dr. Guo-Liang Yu will serve as our Chairman and Chief Executive Officer. Since January 2016, Dr. Guo-Liang Yu has served as the Chairman and Chief Executive Officer of Apollomics, which he co-founded. From 2013 to 2018, Dr. Guo-Liang Yu served as Executive Chairman at Crown Bioscience Inc. Dr. Guo-Liang Yu has co-founded several startup companies in biotech and healthcare, including Epitomics Inc. and Immune-Onc Therapeutics, Inc. in Palo Alto, California. Dr. Guo-Liang Yu is the founding president of the Chinese Biopharmaceutical Association USA and Chairman of the Bayhelix Group. Dr. Yu earned a B.S. in Biochemistry from Fudan University, a Ph.D. in Molecular Biology from University of California – Berkeley and was a Post-Doctoral Fellow at Harvard Medical School.

Dr. Kin-Hung Peony Yu will serve as our Chief Medical Officer. Dr. Yu has served as the Chief Medical Officer of Apollomics since March 2021. From 2008 to 2021, Dr. Yu served in various roles at FibroGen, Inc. (Nasdaq: FGEN), including as Chief Medical Officer and Senior Vice President from April 2016 to December

2020. From 2006 to 2008, Dr. Yu served as Vice President of Clinical Development for Anesiva (Nasdaq: ANSV) and served as the Director, Clinical Development of ALZA Corporation from 2004 to 2006. Since January 2021, Dr. Yu has served on the board of directors of STAAR Surgical (Nasdaq: STAA). Dr. Yu earned an M.D. from the University of California Davis School of Medicine.

Directors and Director Nominees

Dr. Kenneth C. Carter will serve as a member of our board of directors. Since 2020, Dr. Carter has served as the Global Head of Corporate Development and President of US Operations at Innoforce, Inc. Dr. Carter has been involved in starting and guiding several biotechnology companies as a co-founder, advisor, CEO, and/or member of the board of directors, including NexImmune (Nasdaq: NEXI), which he co-founded and served from 2011 to 2017 as Chairman and CEO, later serving as a senior advisor to the board of directors until 2019, and Seneca Biopharma (Nasdaq: SNCA), where he served as Executive Chairman from 2019 to 2020. From 1999 until 2009, Dr. Carter was a co-founder and the CEO of Avalon Pharmaceuticals (Nasdaq: AVRX, now part of AbbVie). Dr. Carter received a B.S. in Biology and Chemistry from Abilene Christian University and received his Ph.D. in Human Genetics and Cell Biology from the University of Texas Medical Branch. Dr. Carter completed his postdoctoral training in Cell and Molecular Biology at the University of Massachusetts Medical School. We believe Dr. Carter is well-qualified to serve as a member of our board of directors due to his experience in the biotechnology industry and in early-stage company development.

Dr. Hong-Jung (Moses) Chen will serve as a member of our board of directors. Dr. Chen has been Managing Director of Maxpro Ventures LTD since May 2018, which is an investment firm focused on breakthrough biomedical technology companies, and serves as Chairman of the Board of Directors and Chief Executive Officer of Maxpro. Previously, from October 2014 to January 2017, Dr. Chen worked as Vice President and Acting Chief Operating Officer for SyneuRx International Corp. in Taiwan, where he was responsible for supervising the company’s daily operation and personally interacting with VC representatives and private investors. Dr. Chen has more than 20 years of experience in formulating and implementing basic research and preclinical development strategies for small molecules, biologics and cell therapy and is also experienced in advancing drug candidates from discovery to nomination for IND and development. Dr. Chen received his Ph.D. in Microbiology and Molecular Genetics from Rutgers, The State University of New Jersey and The University of Medicine and Dentistry of New Jersey. He completed his postdoctoral training in neuroscience at California Institute of Technology. We believe Dr. Chen is well-qualified to serve as a member of our board of directors due to his experience in the healthcare industry and his contacts and relationships.

Wendy Hayes will serve as a member of our board of directors. Ms. Hayes serves on the boards of directors of multiple public companies, including TuSimple (Nasdaq: TSP) since December 2022, SciClone Pharmaceuticals (Holdings) Ltd (HK: 6600) since March 2021, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, iHuman Inc. (NYSE: IH) since October 2020, Burning Rock Biotech Limited (NASDAQ: BNR) since June 2020 and Tuanche Limited (NASDAQ: TC) since November 2018. From May 2013 to September 2018, Ms. Hayes served as the Inspections Leader at the Public Company Accounting Oversight Board in the United States. Ms. Hayes is a certified public accountant in the United States (California) and in China. Ms. Hayes received her bachelor’s degree in international finance from the University of International Business and Economics in Beijing and received an MBA from Cheung Kong Graduate School of Business in Shanghai. We believe Ms. Hayes is well-qualified to serve as a member of our board of directors due to her accounting, business and finance experience.

Glenn S. Vraniak will serve as a member of our board of directors. Since May 2022, Mr. Vraniak has served as the Chief Financial Officer of Inversago Pharma Inc. From November 2021 to April 2022, Mr. Vraniak served as Chief Financial Officer of the autonomous automotive technology division of Valeo, a Paris-based public company focused on the automotive sector. From October 2019 to October 2021, Mr. Vraniak served as Chief Financial Officer of Evaxion Biotech A/S (Nasdaq: EVAX), where he led the company through an initial public offering. From August 2016 to April 2019, Mr. Vraniak served as Chief Financial Officer of electroCore,

Inc., where he led the company through an initial public offering (Nasdaq: ECOR). Mr. Vraniak earned an electrical engineering technology degree and a managerial MBA from the Rutgers University Center for Management Development. We believe Mr. Vraniak is well qualified to serve as a member of our board of directors as a result of his more than twenty years of finance and management experience in the public and private healthcare and technology sectors.

Dr. Jonathan Wang has served as a member of Apollomics’ board of directors since 2016 and will serve on the Board after the Closing. Dr. Wang has served as the Chairman and Chief Executive Officer of Inmagene Biopharmaceuticals since July 2019. From July 2007 to July 2019, Dr. Wang served as a Partner at OrbiMed and co-founded OrbiMed Asia. In 2000, Dr. Wang co-founded BayHelix. Dr. Wang earned his Master of Arts, Master of Philosophy and Ph.D. from Columbia University. Dr. Wang also earned an MBA from Stanford University. We believe Dr. Wang is well-qualified to continue to serve as a member of our board of directors due to his experience in the biopharmaceutical industry.

Corporate Governance Practices

After the closing of the Business Combination, we will be a “foreign private issuer,” as defined in the Exchange Act. As a foreign private issuer we will be permitted to comply with Cayman Islands corporate governance practices instead of the certain listing rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Cayman Islands requirements.

As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and “short-swing” profit rules.

Employment Agreements

We have entered into written employment agreements with certain of our executive officers. These agreements provide for the terms of each such individual’s employment with us, as applicable, which have been determined and approved by the Apollomics Board prior to the Closing. The agreements (and the individuals’ employment thereunder) may be terminated by us or such individual at any time and for any reason. The employment agreements provide for certain severance payments and benefits upon certain qualifying terminations of employment, as further set forth in each such agreement. In connection with entering into their employment agreements, each of these individuals was also required to sign our Confidentiality and Invention Assignment Agreement, which contains standard employment-based restrictive covenants that apply during and for a specified period of time following such individual’s termination of employment.

2016 Equity Incentive Plan

In July 2016, the Apollomics Board adopted, and our shareholders approved the CB Therapeutics Inc. 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan has not been amended since its adoption in July 2016. No further awards will be made under the 2016 Plan after the consummation of the Business Combination; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms.

As of June 30, 2022, we had reserved 337,225,866 of our ordinary shares for issuance under the 2016 Plan, which may be issued in the form of share options, share appreciation rights, restricted share unit awards, or other share-based awards pursuant to the terms of the 2016 Plan. As of June 30, 2022, there were outstanding options to purchase 134,766,684 of our ordinary shares with a weighted average exercise price of $0.212, 65,767,112 of which were vested and exercisable, and 6,930,235 outstanding unvested restricted shares. Unissued shares subject to awards that expire or are cancelled, underlying shares reacquired by us, and underlying shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2016 Plan; however, they will not again become available for issuance under the 2023 Incentive Plan.

Number and Terms of Office of Officers and Directors

Immediately after Closing, the Board will consist of seven directors. In accordance with the Proposed MAA that will take effect at Closing, the Board will be divided into three classes, designated as Class I, Class II and Class III, each consisting of an equal number of directors to the maximum extent possible. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors will be Dr. Kenneth C. Carter and Glenn S. Vraniak, and their terms will expire at the first (1st) annual general meeting of shareholders following the Closing;

•	the Class II directors will be Wendy Hayes and Jonathan Wang, and their terms will expire at the second (2nd) annual general meeting of shareholders following the Closing; and

•

the Class III directors will be Dr. Hong-Jung (Moses) Chen, Dr. Sanjeev Redkar and Dr. Guo-Liang Yu, and their terms will expire at the third (3rd) annual general meeting of shareholders following the Closing.

We are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. The Board is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

Director Independence

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, Post-Closing Apollomics will adhere to the rules of such exchange and applicable SEC rules, as applicable to foreign private issuers, in determining whether a director is independent.

An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that the Board will determine that Dr. Kenneth C. Carter, Dr. Hong-Jung (Moses) Chen and Glenn S. Vraniak are “independent directors” as defined in the Nasdaq listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee of the Board. We intend to adopt a charter for each of the three committees upon the consummation of the Business Combination. Each committee’s members and functions are described below.

Audit Committee. Our audit committee is anticipated to consist of Dr. Kenneth C. Carter, Wendy Hayes and Glenn S. Vraniak, with Glenn S. Vraniak serving as the chair. Dr. Kenneth C. Carter, Wendy Hayes and Glenn S. Vraniak are expected to meet the independence standards under Rule 10A-3 under the Exchange Act. Because we will be a foreign private issuer, our audit committee will not be subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to foreign private issuers. It is anticipated that the Board will determine that Glenn S. Vraniak qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm; and

•

reviewing the adequacy and effectiveness of our internal controls, any actions taken in light of any material control deficiencies and any steps taken to monitor and control major financial risk exposures.

Compensation Committee. Our compensation committee is anticipated to consist of Dr. Kenneth C. Carter, Dr. Hong-Jung (Moses) Chen and Wendy Hayes, with Dr. Kenneth C. Carter serving as the chair. Because we will be a foreign private issuer, our compensation committee will not be subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of two members and to affirmatively determine that at least two members are “independent.” Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the Board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•	reviewing and recommending to the Board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and recommending to the board for its approval, any incentive compensation or equity plans; and

•	selecting any compensation consultants, legal counsel or other advisors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is anticipated to satisfy consist of Dr. Hong-Jung (Moses) Chen, Glenn S. Vraniak and Jonathan Wang, with Dr. Hong-Jung (Moses) Chen serving as the chair. Because we will be a foreign private issuer, our nominating and corporate governance committee will not be subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to affirmatively determine that all members are “independent.” The nominating and corporate governance committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or reelection to the Board or for appointment to fill any vacancy;

•	reviewing periodically with the Board its current composition in light of characteristics such as independence, knowledge, skills, experience and diversity; and

•	advising the Board periodically with respect to significant developments corporate governance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	selecting senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our register of members; and

•	exercising any other powers conferred by the shareholders or under our memorandum and articles of association, as amended and restated from time to time.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The amended and restated memorandum and articles of association of Post-Closing Apollomics that will be adopted upon completion of the proposed transaction will provide for indemnification of Post-Closing Apollomics’ officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, Post-Closing Apollomics intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. Post-Closing Apollomics will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the proposed transaction that will insure Post-Closing Apollomics’ officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and will insure Post-Closing Apollomics against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against Post-Closing Apollomics’ officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Post-Closing Apollomics’ officers and directors, even though such an action, if successful, might otherwise benefit Post-Closing Apollomics and its shareholders.

EXECUTIVE COMPENSATION

Apollomics’ Compensation of Officers and Directors

The aggregate compensation paid and share-based compensation and other payments expensed by Apollomics and its subsidiaries to its directors and executive officers with respect to the year ended December 31, 2021 was $8.5 million.

For so long as Apollomics qualifies as a foreign private issuer, it is not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

Following the Business Combination

As noted below, upon consummation of the Business Combination, Post-Closing Apollomics will establish a compensation committee that will be responsible for making all determinations with respect to its executive compensation programs and the compensation of its executive officers. The compensation committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and Apollomics expects that the compensation committee will work with such advisors to evaluate the compensation of Post-Closing Apollomics’ Chief Executive Officer, other executive officers and non-management directors, as well as to develop and implement Post-Closing Apollomics’ compensation philosophy and programs as a public company. None of Apollomics’ executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions.

Equity-Based Awards

Apollomics expects to use equity-based awards to promote its interest by providing its executives with the opportunity to acquire equity interests as an incentive for their remaining in Apollomics’ service and aligning their interests with those of its equity holders. In connection with the Business Combination, the Apollomics Board plans to adopt the Apollomics Inc. 2023 Incentive Award Plan (as amended from time to time), which is referred to in this proxy statement/prospectus as the “2023 Incentive Plan” and will become effective on the date of the Closing. The 2023 Incentive Plan will allow Apollomics to make equity and equity-based incentive awards to officers, employees, non-employee directors and consultants of Apollomics and its affiliates. The Apollomics Board anticipates that providing such persons with a direct stake in Apollomics will assure a closer alignment of the interests of such individuals with those of Apollomics and its stockholders, thereby stimulating their efforts on Apollomics’ behalf and strengthening their desire to remain with Apollomics and its affiliates.

Administration. The compensation committee of the Post-Closing Apollomics Board (the “Committee”) will administer the 2023 Incentive Plan. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the 2023 Incentive Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the 2023 Incentive Plan. The Committee will have full discretion to administer and interpret the 2023 Incentive Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the 2023 Incentive Plan, and any such determinations or actions taken by the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more officers of Apollomics or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the 2023 Incentive Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.

Eligibility. Certain employees, directors, officers, advisors or consultants of Apollomics or its affiliates are eligible to participate in the 2023 Incentive Plan. Immediately following the consummation of the Business Combination, it is expected that approximately 49 employees, consultants, advisors and service providers and all non-executive officer directors will be eligible to participate in the 2023 Incentive Plan.

Number of Shares Authorized. Apollomics will initially reserve for the issuance of awards under the 2023 Incentive Plan a number of Apollomics Class A Ordinary Shares equal to 10% of all outstanding Apollomics Class A Ordinary Shares following the Closing. The number of shares reserved for issuance under the 2023 Incentive Plan will increase automatically on January 1 of each year from 2024 through 2033 by the number of shares equal to the lesser of (i) 3% of the total number of outstanding shares (rounded down to the nearest whole share) of Apollomics Class A Ordinary Shares as of the immediately preceding December 31, or (ii) a number as may be determined by the Apollomics Board. Notwithstanding anything to the contrary in the 2023 Incentive Plan, no more than the number of shares of Apollomics Class A Ordinary Shares initially reserved under the 2023 Incentive Plan may be issued pursuant to the exercise of incentive stock options (“ISOs”) under the 2023 Incentive Plan.

Apollomics Class A Ordinary Shares underlying awards under the 2023 Incentive Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the 2023 Incentive Plan. If there is any change in Apollomics’ corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of Apollomics Class A Ordinary Shares reserved for issuance under the 2023 Incentive Plan, the number of Apollomics Class A Ordinary Shares covered by awards then outstanding under the 2023 Incentive Plan, the limitations on awards under the 2023 Incentive Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.

The 2023 Incentive Plan will have a term of not more than 10 years from the date it is approved by the Apollomics Shareholders, and no further awards may be granted under the 2023 Incentive Plan after that date.

Awards Available for Grant. The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Stock Options and Stock Appreciation Rights. Stock options provide for the purchase of Apollomics Class A Ordinary Shares in the future at an exercise price set on the grant date. ISOs, in contrast to nonqualified stock options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount in cash or shares equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than 10 years from grant (or five years in the case of ISOs granted to certain significant stockholders).

Restricted Stock. Restricted stock is an award of nontransferable Apollomics Class A Ordinary Shares that are subject to certain vesting conditions and other restrictions.

RSUs. RSUs are contractual promises to deliver Apollomics Class A Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of Apollomics Class A Ordinary Shares prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The Committee may provide that the delivery of the shares underlying RSUs will be deferred if such delivery would result in a violation of applicable law. The terms and conditions applicable to RSUs will be determined by the Committee, subject to the conditions and limitations contained in the 2023 Incentive Plan.

Other Stock or Cash-Based Awards. Other stock or cash based awards are awards of cash, fully vested Apollomics Class A Ordinary Shares and other awards valued wholly or partially by referring to, or otherwise based on, Apollomics Class A Ordinary Shares. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards or as standalone payments.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on Apollomics Class A Ordinary Shares and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the underlying award becomes payable and will be subject to forfeiture to the same extent as the underlying award.

Performance Awards. Performance awards granted pursuant to the 2023 Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in Apollomics Class A Ordinary Shares, that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumberance will be void and unenforceable against Apollomics or its affiliates. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing. In general, the Apollomics Board may amend, alter, suspend, discontinue or terminate the 2023 Incentive Plan at any time. However, stockholder approval to amend the 2023 Incentive Plan may be necessary if applicable law or the 2023 Incentive Plan so requires. No amendment, alteration, suspension, discontinuance or termination will materially and adversely impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Stockholder approval will not be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then-current fair market value of Apollomics Class A Ordinary Shares in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Adjustments; Corporate Transactions. In the event of certain capitalization events or corporate transactions (as set forth in the 2023 Incentive Plan), including the consummation of a merger or consolidation of Apollomics with another corporation, the Committee may adjust the number of Apollomics Class A Ordinary Shares or other securities of Apollomics (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by stockholders of Apollomics in connection with such transaction.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions—Maxpro

On June 30, 2021, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. On July 6, 2021, the Sponsor transferred 30,000 shares to Chen, Hong - Jung (Moses), 30,000 shares to Gau, Wey - Chuan (Albert), 10,000 shares to Chen, Yi-Kuei (Alex) and 10,000 shares to Wu, Soushan. On July 29, 2021, the Sponsor transferred 15,000 shares to Song, Yung-Fong (Ron) and 10,000 shares to Noha Georges. On September 16, 2021, the Sponsor surrendered 287,500 Founder Shares. The Founder Shares (including the Maxpro Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Simultaneously with the closing of Maxpro’s IPO on October 13, 2021, the Sponsor purchased an aggregate of 464,150 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,641,500. Each Private Placement Unit consists of one share of Maxpro Class A Common Stock and one redeemable Private Warrant. Each Private Warrant is exercisable to purchase one share of Maxpro Class A Common Stock at a price of $11.50 per share. The proceeds from the Private Placement Units were added to the proceeds from the IPO held in the Trust Account. If Maxpro does not complete an initial business combination during the Completion Window, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.

Commencing on October 7, 2021, Maxpro pays Maxpro Capital Management LTD., an affiliate of members of the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of Maxpro’s initial business combination or liquidation, Maxpro will cease paying these monthly fees.

On September 14, 2022, concurrently with the execution and delivery of the BCA, Maxpro, Apollomics, the Sponsor, and the directors and officers of Maxpro entered into the Sponsor Support Agreement. See “Related Agreements—Sponsor Support Agreement.”

Contemporaneously with the Closing, Apollomics, Maxpro, the Sponsor, the Sponsor Parties and certain Apollomics Shareholders will enter into the Registration Rights Agreement. See “Related Agreements—Registration Rights Agreement.”

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, Maxpro’s officers or directors or any affiliate of the Sponsor, officers, or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Maxpro’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Maxpro’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, Maxpro’s officers and directors, or Maxpro’s or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Maxpro’s behalf.

On June 30, 2021, the Sponsor agreed to loan Maxpro up to $300,000 to be used for a portion of the expenses of the IPO and Maxpro issued an unsecured promissory note to the Sponsor. Pursuant to the terms of the promissory note, Maxpro may borrow up to an aggregate principal amount of $300,000. The promissory note is non-interest bearing and payable on the earlier of (i) October 31, 2021 and (ii) the completion of the IPO. During the period ended December 31, 2021, Maxpro borrowed $108,666 and at the closing of the IPO paid $108,666. As of September 30, 2022, there was no balance outstanding under the promissory note.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Maxpro’s officers and directors may, but are not obligated to, loan Maxpro funds on a non-interest bearing basis as may be required. If Maxpro completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, Maxpro may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Maxpro Units, at a price of $10.00 per unit at the option of the lender, upon consummation of Maxpro’s initial business combination. The units would be identical to the Private Placement Units. Other than as described above, the terms of such loans by Maxpro’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. Maxpro does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. As of February 16, 2023, there was $0.4 million outstanding under such loans.

After Maxpro’s initial business combination, members of Maxpro’s management team who remain with Post-Closing Apollomics may be paid consulting, management or other fees from Post-Closing Apollomics. The amount of such compensation is unknown, as it will be up to the directors of the post-combination business to determine executive and director compensation.

The holders of the Founder Shares, Private Placement Units, and units that may be issued upon conversion of working capital loans (and in each case holders of their component securities, as applicable) have registration rights to require Maxpro to register a sale of any of Maxpro’s securities held by them pursuant to a registration rights agreement entered into in connection with the IPO. These holders are entitled to make up to three demands, excluding short form registration demands, that Maxpro register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by Maxpro.

Maxpro has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in Maxpro’s second amended and restated certificate of incorporation. Maxpro’s bylaws also permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. Maxpro has purchased a policy of directors’ and officers’ liability insurance that insures Maxpro’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Maxpro against its obligations to indemnify its officers and directors. The current directors and officers of Maxpro will continue to be indemnified and directors’ and officers’ liability insurance will continue after the Business Combination.

On October 13, 2022, Maxpro issued a promissory note (the “Note”) in the principal amount of $1,035,000 to the Sponsor in connection with the Extension (as defined below). The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Maxpro’s initial business combination is consummated and (ii) the liquidation of Maxpro on or before January 13, 2023 (unless extended to April 13, 2023 in connection with a second three-month extension pursuant to the Maxpro’s governing documents, or such later liquidation date as may be approved by Maxpro’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Note may be converted into Maxpro Units (the “Conversion Units”) and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units.

Prior to October 13, 2022, the Sponsor deposited an additional payment in the aggregate amount of $1,035,000 (representing $0.10 per public share) (the “Extension Payment”) into the Trust Account for the Public Stockholders. This deposit enabled Maxpro to extend the date by which Maxpro has to complete its initial business combination from October 13, 2022 to January 13, 2023 (the “Extension”).

On January 13, 2023, Maxpro amended and restated the Sponsor Note (the “Amended Sponsor Note”) in its entirety solely to increase the principal amount thereunder from $1,035,000 to $1,552,500 in connection with the Second Extension (as defined below). The Amended Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Maxpro’s initial business combination is consummated and (ii) the liquidation of Maxpro on or before April 13, 2023 (or such later liquidation date as may be approved by Maxpro’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Amended Sponsor Note may be converted into Conversion Units and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Amended Sponsor Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units.

Also on January 13, 2023, Maxpro issued a promissory note (the “Apollomics Note”) in the principal amount of $517,500 in connection with the Second Extension (as defined below). The Apollomics Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which Maxpro’s initial business combination is consummated and (ii) the liquidation of Maxpro on or before April 13, 2023 (or such later liquidation date as may be approved by Maxpro’s stockholders).

Prior to January 13, 2023, the Sponsor and Apollomics deposited additional payments in the aggregate amount of $1,035,000 (representing $0.10 per public share) (the “Second Extension Payments”) into the Trust Account for the Public Stockholders. The Second Extension Payments enable Maxpro to extend the date by which Maxpro has to complete its initial business combination from January 13, 2023 to April 13, 2023 (the “Second Extension”).

Related Party Policy

Maxpro has adopted a code of ethics requiring it to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by the Maxpro Board (or the appropriate committee of the Maxpro Board) or as disclosed in Maxpro’s public filings with the SEC. Under Maxpro’s code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. Maxpro has filed a copy of its code of ethics with the SEC and a copy is available on Maxpro’s website. You are able to review Maxpro’s code of ethics by accessing Maxpro’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request. Maxpro intends to disclose any amendments to or waivers of certain provisions of the code of ethics in a Current Report on Form 8-K.

In addition, Maxpro’s audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that Maxpro enters into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Maxpro has filed a copy of its audit committee charter with the SEC and a copy is available on Maxpro’s website. Maxpro also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Maxpro has agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor or Maxpro’s officers or directors unless Maxpro, or a committee of independent directors, has obtained an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such initial business combination is fair to Maxpro from a financial point of view. Furthermore, no finder’s fees, reimbursements, consulting fees, monies in respect of any payment of a loan or other compensation will be paid by Maxpro to the

Sponsor or Maxpro’s officers or directors or any affiliate of the Sponsor or Maxpro’s officers or directors prior to, for services rendered to Maxpro prior to, or in connection with any services rendered in order to effectuate, the consummation of Maxpro’s initial business combination (regardless of the type of transaction that it is). However, the following payments will be made to the Sponsor, Maxpro’s officers, or directors, or Maxpro’s or their affiliates, none of which will be made from the amounts held in the Trust Account prior to the completion of Maxpro’s initial business combination:

•	Repayment of up to an aggregate of $300,000 in loans made to Maxpro by the Sponsor to cover offering-related and organizational expenses;

•	Payment to Maxpro Capital Management LTD. of $10,000 per month, for up to 18 months, for office space, utilities and secretarial and administrative support;

•	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

•

Repayment of non-interest bearing loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of Maxpro’s officers and directors to finance transaction costs in connection with an intended initial business combination, the terms of which (other than as described above) have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of Maxpro’s initial business combination. The units would be identical to the Private Placement Units.

Maxpro’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, Maxpro’s officers and directors or Maxpro’s or their affiliates.

Certain Relationships and Related Person Transactions—Apollomics

Registration Rights Agreement

The BCA contemplates that, at the Closing, Maxpro, Apollomics, the Sponsor Parties and certain Apollomics Shareholders will enter into the Registration Rights Agreement, pursuant to which Apollomics will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act, of certain securities of Apollomics held by the parties to the Registration Rights Agreement, and providing for the right to three demand registrations for the Sponsor Parties, three demand registrations for the Apollomics Shareholders, and unlimited piggy-back registrations with respect to the Post-Closing Apollomics Ordinary Shares held by the Sponsor Parties and the Apollomics Shareholders and their permitted successors and assignees.

Apollomics Shareholders Voting Agreement

On September 14, 2022, concurrently with the execution of the BCA, Maxpro, Apollomics and certain Apollomics Shareholders entered into the Apollomics Shareholder Agreement, pursuant to which the Apollomics Shareholders agreed, among other things, to vote any of the shares of Apollomics held by them in favor of the Business Combination.

Related Party Loan—Historical

In November 2016, Apollomics extended a loan to Dr. Sanjeev Redkar, its President and Co-Founder, in the principal amount of $122,550, to fund his purchase of restricted ordinary shares issued by Apollomics. The loan was fully repaid in August 2020.

DESCRIPTION OF APOLLOMICS’ SHARE CAPITAL AND ARTICLES OF ASSOCIATION

A summary of the material provisions governing Apollomics’ share capital immediately following the completion of the Business Combination is provided below. This summary is not complete and should be read together with Apollomics’ amended and restated memorandum and articles of association (“Proposed MAA”), a copy of which is appended to this proxy statement/prospectus as Annex B. In this section “we,” “us” and “our” refer to Apollomics.

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs will be governed by the Proposed MAA, the Cayman Islands Companies Act and the common law of the Cayman Islands. As of October 31, 2022, there are 401,650,681 ordinary shares, par value $0.0001 per share (“Pre-Closing Apollomics Ordinary Shares”), and 759,231,633 preferred shares, par value $0.0001 per share (“Apollomics Preferred Shares”), outstanding.

Pursuant to the Proposed MAA, which will be effective upon the Closing, the authorized share capital of Apollomics will be $65,000 divided into 500,000,000 Class A ordinary shares, par value $0.0001 per share (“Apollomics Class A Ordinary Shares”), and 100,000,000 Class B ordinary shares, par value $0.0001 per share (“Apollomics Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Post-Closing Apollomics Ordinary Shares”), and 50,000,000 preference shares, par value $0.0001 per share. All of our outstanding shares are validly issued, fully paid and non-assessable.

The Apollomics Board may determine the issue prices and terms for our shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as the Board shall determine.

Ordinary Shares

The following is a description of the material terms of the Post-Closing Apollomics Ordinary Shares and the Proposed MAA that will be in effect upon the Closing. The following descriptions are qualified by reference to the Proposed MAA that will be in effect upon the Closing, a copy of which is filed with the SEC as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and as Annex B to this proxy statement/prospectus.

Apollomics Class A Ordinary Shares

Each Apollomics Class A Ordinary Share will have all the rights, powers and privileges provided for in the Proposed MAA.

Apollomics Class B Ordinary Shares

The Apollomics Class B Ordinary Shares will be identical to the Post-Closing Apollomics Class A Ordinary Shares, provided, that the Apollomics Class B Ordinary Shares will be subject to a lock-up whereby such shareholders are prohibited from transferring such shares for a period of six months after the Closing, on the terms and conditions identical to those set forth in the Lock-Up Agreement. For more information on the Lock-Up Agreement, please see the section of this proxy statement/prospectus entitled “Related Agreements—Lock-Up Agreement.”

Voting Rights

Each registered holder of Post-Closing Apollomics Ordinary Shares will be entitled to one vote for each Post-Closing Apollomics Ordinary Share of which he, she or it is the registered holder, subject to any rights and restrictions for the time being attached to any share. Unless specified in the Proposed MAA, or as required by applicable provisions of the Cayman Companies Law or applicable stock exchange rules, an ordinary resolution, being, the affirmative vote of shareholders holding a majority of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company, is required to approve any such matter voted on by our shareholders. Approval of certain actions, such as amending the Proposed MAA, reducing our share capital, registration of our company by way of continuation in a jurisdiction outside the Cayman Islands and merger or consolidation with one or more other constituent companies, will require a special resolution under Cayman Islands law and pursuant to the Proposed MAA, being the affirmative vote of shareholders holding a majority of not less than two-thirds of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company.

Dividend Rights

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Board.

Liquidation Rights

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Apollomics Ordinary Shares will be entitled to participate in any surplus assets in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up or the date of the return of capital, as the case may be, on the Post-Closing Apollomics Ordinary Shares held by them respectively.

Registration Rights

Following the Business Combination, the Sponsor, the Sponsor Parties and certain Apollomics Shareholders will be entitled to certain registration rights under the terms of the Registration Rights Agreement. For a discussion of such rights, please see the section of this proxy statement/prospectus entitled “Related Agreements—Registration Rights Agreement.”

In addition, PIPE Investors who purchased PIPE Class B Shares pursuant to the Subscription Agreements will be entitled to certain registration rights for the Apollomics Class A Ordinary Shares into which the PIPE Class B Shares are convertible under the terms of the Subscription Agreements. PIPE Investors who received Penny Warrants will also be entitled to certain registration rights for the Apollomics Class A Ordinary Shares issuable upon exercise of the Penny Warrants under the terms of the Penny Warrant Agreement. For a discussion of such rights, please see the section of this proxy statement/prospectus entitled “Related Agreements—Subscription Agreements.”

Shareholder Meetings

One or more shareholders holding at least a majority of the paid up voting share capital of our company present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy and entitled to vote at that meeting shall form a quorum. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Companies Law for us to hold annual or extraordinary general meetings.

Preferred Shares

The following is a description of the material terms of the preferred shares of Apollomics and the Proposed MAA that will be in effect upon the Closing. The following descriptions are qualified by reference to the Proposed MAA that will be in effect upon the Closing, a copy of which is filed with the SEC as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and as Annex B to this proxy statement/prospectus.

Apollomics Series A Preferred Shares

Each Apollomics Class A Ordinary Share will have all the rights, powers and privileges provided for in the Proposed MAA. Other than as provided under the Cayman Companies Law, the Apollomics Series A Preferred Shares have no voting rights. On a winding-up or other return of capital, holders of Apollomics Series A Preferred Shares will be entitled to receive, in preference and prior to any distribution of assets prior to any distribution to holders of Post-Closing Apollomics Ordinary Shares, an amount per Apollomics Series A Preferred Share equal to the par value of such share. Each Apollomics Series A Preferred Share will be convertible into Apollomics Class A Ordinary Shares at a ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Each Apollomics Series A Preferred Share shall automatically convert into Apollomics Class A Ordinary Shares, as described in the Proposed MAA, upon the fifth anniversary following the Closing.

Warrants

Public Warrants

Upon the Closing, pursuant to the Warrant Assumption Agreement, Maxpro will assign to us all of Maxpro’s right, title and interest in and to the Warrant Agreement, with any amendments thereto, if any, in relation to the Public Warrants and we will assume, and agree to pay, perform, satisfy and discharge in full, all of Maxpro’s liabilities and obligations in respect of the Public Warrants under the Warrant Agreement, with any amendments thereto, if any, in relation to the Public Warrants arising from and after the Closing. Each outstanding Maxpro Warrant will become a warrant to purchase Apollomics Class A Ordinary Shares (the “Apollomics Warrants”), with each such warrant exercisable for the number of Apollomics Class A Ordinary Shares the holder of such Maxpro Warrant would have received in the Business Combination if it exercised such Maxpro Warrant immediately prior to the Business Combination.

The Apollomics Warrants will be governed by the Warrant Agreement, as modified and amended by the Warrant Assumption Agreement. Only whole Apollomics Warrants may be exercised at a given time by warrant holders. Each Apollomics Warrant will entitle the registered holder to purchase one Apollomics Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination.

The Apollomics Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Apollomics Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Apollomics Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue Apollomics Class A Ordinary Shares upon exercise of a warrant unless Apollomics Class A Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

If a registration statement covering the Apollomics Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Apollomics Class A Ordinary Shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported last sale price of the Apollomics Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Apollomics Class A Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such Apollomics Class A Ordinary Shares under the blue sky laws of the state of residence in those states in which the warrants were offered by Maxpro in the IPO.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Apollomics Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Apollomics Class A Ordinary Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Apollomics Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Apollomics Class A Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Apollomics Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Apollomics Class A Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that they and the other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Apollomics Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Apollomics Class A Ordinary Shares is increased by a share dividend payable in Apollomics Class A Ordinary Shares, or by a split-up of Apollomics Class A Ordinary Shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of Apollomics Class A Ordinary Shares issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding Apollomics Class A Ordinary Shares. A rights offering to holders of Apollomics Class A Ordinary Shares entitling holders to purchase Apollomics Class A Ordinary Shares at a price less than the fair market value will be deemed a share dividend of a number of Post-Closing Apollomics Class A Ordinary Shares equal to the product of (i) the number of Apollomics Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Apollomics Class A Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Apollomics Class A Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Apollomics Class A Ordinary Shares, in determining the price payable for Post-Closing Apollomics Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Apollomics Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Apollomics Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Apollomics Class A Ordinary Shares on account of such Apollomics Class A Ordinary Shares (or other authorized shares of us into which the warrants are convertible), other than as described above or certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Apollomics Class A Ordinary Share in respect of such event.

If the number of outstanding Apollomics Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Apollomics Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Apollomics Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Apollomics Class A Ordinary Shares.

Whenever the number of Apollomics Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Apollomics Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Apollomics Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Apollomics Class A Ordinary Shares (other than those described above or that solely affects the par value of such Apollomics Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Apollomics Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Apollomics Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of authorized shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants will be issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake or defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Apollomics Class A Ordinary Shares and any voting rights until they exercise their warrants and receive Apollomics Class A Ordinary Shares. After the issuance of Apollomics Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Apollomics Class A Ordinary Shares to be issued to the warrant holder.

Penny Warrants

Pursuant to the Penny Warrant Agreements, subject to the consummation fo the Business Combination, Apollomics has agreed to issue to certain PIPE Investors warrants to acquire an aggregate of 57,500 Apollomics Class A Ordinary Shares, each with an exercise price of $0.01 per share (the “Penny Warrants”), which warrants will be issued at the Closing.

The Penny Warrants are exercisable commencing six months after the Closing and expire five years following the Closing, after which time the Penny Warrants shall automatically be cashlessly exercised, as described in the Penny Warrant Agreements. The Penny Warrant Agreements provide for certain registration rights with respect to the resale of Apollomics Class A Ordinary Shares issuable upon exercise of the Penny Warrants, which are substantially similar to the registration rights provided under the Subscription Agreements.

The foregoing description of the warrants is qualified in its entirety by reference to the full text of the Penny Warrant Agreement.

Private Warrants

Upon the Closing, each outstanding Private Warrant will be exchanged for the issuance by us of one private warrant governed by the Warrant Assumption Agreement giving the holder the right to purchase one Post-Closing Apollomics Class A Ordinary Share, subject to the same terms and conditions as those of the Private Warrants as were in effect immediately prior to the Warrant Assumption Agreement.

Except as described below, the private warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability, redemption, and exercise period. The private warrants (including the Apollomics Class A Ordinary Shares issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to Maxpro’s officers and directors and other persons or entities affiliated with the Sponsor).

In addition, holders of our private warrants are entitled to certain registration rights.

The Sponsor and directors and officers of Maxpro have agreed not to transfer, assign or sell any of the private warrants (including the Apollomics Class A Ordinary Shares issuable upon exercise of any of these warrants) until the date that is six months after the Closing, pursuant to the Lock-Up Agreement, which will become effective only at the Closing.

The foregoing description of the warrants is qualified in its entirety by reference to the full text of the Warrant Agreement and the Warrant Assumption Agreement.

COMPARISON OF RIGHTS OF APOLLOMICS SHAREHOLDERS AND MAXPRO STOCKHOLDERS

General

Maxpro is incorporated under the laws of the State of Delaware, and the rights of Maxpro stockholders are governed by the laws of the State of Delaware, including the DGCL, the Maxpro Charter and the bylaws of Maxpro (the “Maxpro Bylaws”). As a result of the Business Combination, Maxpro stockholders who receive ordinary shares of Post-Closing Apollomics will become Post-Closing Apollomics shareholders. Apollomics is incorporated under the laws of the Cayman Islands and the rights of Post-Closing Apollomics shareholders will be governed by the laws of the Cayman Islands, including the Cayman Island Companies Act, and the Proposed MAA in the form attached to this proxy statement/prospectus as Annex B. Thus, following the Business Combination, the rights of Maxpro stockholders who become Post-Closing Apollomics shareholders will be governed by the Cayman Islands Companies Act and will no longer be governed by the Maxpro Charter or the Maxpro Bylaws and instead will be governed by the Proposed MAA.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After Business Combination

When the Business Combination is completed, the stockholders of Maxpro who choose not to redeem will become shareholders of Post-Closing Apollomics and their rights will be governed by the laws of the Cayman Islands, rather than by Delaware law. Certain differences exist between the Cayman Islands Companies Act and the DGCL that will alter certain of the rights of shareholders. Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and Delaware law under the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands

General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No similar provision

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the	Under the Cayman Islands Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands.

Provision	Delaware	Cayman Islands
corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than a specified number of holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Requirements for Stockholder/ Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements, the Cayman Islands Companies Act, applicable law and the relevant articles of association) by ordinary resolution, being the approval of the holders of a majority of the shares, who, being present in person or proxy and entitled to vote, vote at the meeting of shareholders or by special resolution” (such as the amendment of the company’s constitutional documents), being the approval of the holders of a majority of not less than two-thirds of the shares, who, being present in person or by proxy and entitled to vote, vote at the meeting of shareholders (or the unanimous written consent of the shareholders).

Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.

Provision	Delaware	Cayman Islands

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by unanimous special written resolutions may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The by-laws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

	In addition to fiduciary duties, directors owe a duty of care, diligence and skill.	Such duties are owed to the company but may be owed directly to creditors or

Provision	Delaware	Cayman Islands
shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers, except, customarily, with regard to fraud or willful default.

Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director or officer to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except, customarily, with regard to their own fraud or willful default.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF APOLLOMICS

The following table sets forth information regarding (i) the actual beneficial ownership of Maxpro Common Stock as of February 27, 2023 prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of Post-Closing Apollomics Ordinary Shares immediately following consummation of the Business Combination by:

•	each of the current executive officers and directors of Maxpro, and such persons as a group;

•	each person who is the beneficial owner of more than 5% of any class of the outstanding shares of Maxpro Common Stock;

•	each person who will become an executive officer or director of Apollomics post-Business Combination, and such persons as a group; and

•	each person who is expected to be the beneficial owner of more than 5% of Post-Closing Apollomics Ordinary Shares;

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of the date of this proxy statement/prospectus. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of Maxpro Common Stock prior to the Closing of the Business Combination is based on 13,427,525 shares of Maxpro Common Stock issued and outstanding, which includes an aggregate of 10,840,025 shares of Maxpro Class A Common Stock and 2,587,500 shares of Maxpro Class B Common Stock, issued and outstanding as of the date of this proxy statement/prospectus. Immediately prior to the Closing, each share of Maxpro Class B Common Stock will automatically be converted into one share of Maxpro Class A Common Stock.

The expected beneficial ownership of Post-Closing Apollomics Ordinary Shares following the Closing, assuming no redemptions, is based on an expected 98,726,509 Post-Closing Apollomics Ordinary Shares issued and outstanding, which assumes that (a) the Share Split has been effected and (b) the issuance at the Closing of: (i) 85,068,984 Apollomics Class B Ordinary Shares to the existing shareholders of Apollomics, (ii) the Apollomics Board has not adjusted the Share Split such that any Apollomics Class A Ordinary Shares will be issued to the existing shareholders of Apollomics, (iii) 230,000 Apollomics Class B Ordinary Shares to the PIPE Investors and (iv) 13,427,525 Apollomics Class A Ordinary Shares to the existing stockholders of Maxpro.

The expected beneficial ownership of Post-Closing Apollomics Ordinary Shares following the Closing, assuming maximum redemptions, is based on an expected 88,376,509 Post-Closing Apollomics Ordinary Shares issued and outstanding, which assumes that (a) the Share Split has been effected, (b) the redemption of 10,350,000 shares of Maxpro Class A Common Stock and (c) the issuance at the Closing of: (i) 85,068,984 Apollomics Class B Ordinary Shares to the existing shareholders of Apollomics, (ii) the Apollomics Board has not adjusted the Share Split such that any Apollomics Class A Ordinary Shares will be issued to the existing shareholders of Apollomics, (iii) 230,000 Apollomics Class B Ordinary Shares to the PIPE Investors and (iv) 2,587,500 Apollomics Class A Ordinary Shares to the existing stockholders of Maxpro.

Unless otherwise indicated, we believe that all persons named in the table below have, or may be deemed to have, sole voting and investment power with respect to all shares of Maxpro Common Stock beneficially owned, or Post-Closing Apollomics Ordinary Shares to be beneficially owned, by them.

				Beneficial Ownership of Post-Closing Apollomics Ordinary Shares After Consummation of the Business Combination
	Beneficial Ownership of Shares of Maxpro Common Stock			No Redemption Scenario				Maximum Redemption Scenario
Name and Address of Beneficial Owner	Number of Shares		Percentage of Maxpro Common Stock	Number of Apollomics Class A Ordinary Shares	Percentage of Apollomics Class A Ordinary Shares	Number of Apollomics Class B Ordinary Shares	Percentage of Apollomics Class B Ordinary Shares	Number of Apollomics Class A Ordinary Shares	Percentage of Apollomics Class A Ordinary Shares	Number of Apollomics Class B Ordinary Shares	Percentage of Apollomics Class B Ordinary Shares
	Class A	Class B
Maxpro Officers, Directors and 5% Holders Pre-Business Combination
MP One Investment LLC(1)(2)	464,150	2,482,500	21.9%	3,410,800	24.6%	—	—	3,410,800	97.0%	—	—
Chen, Hong - Jung (Moses)(1)(2)(3)	464,150	2,512,500	22.2%	6,109,550	36.9%	—	—	6,109,550	98.8%	—	—
Gau, Wey – Chuan (Albert)(1)	—	30,000	*	30,000	*	—	—	30,000	*	—	—
Song, Yung-Fong (Ron)(1)(2)	464,150	2,497,500	22.1%	3,425,800	24.7%	—	—	3,425,800	97.4%	—	—
Chen, Yi - Kuei (Alex)(1)(3)	—	10,000	*	2,678,750	16.6%	—	—	2,678,750	51.0%	—	—
Wu, Soushan(1)	—	10,000	*	10,000	*	—	—	10,000	*	—	—
Noha Georges(1)	—	10,000	*	10,000	*	—	—	10,000	*	—	—
All executive officers and directors as a group (six individuals)	464,150	2,587,500	22.7%	6,184,550	37.3%	—	—	6,184,500	100.0%	—	—
D. E. Shaw Valence Portfolios, L.L.C.(4)	811,308	—	6.0%	811,308	6.0%	—	—	—	—	—	—
D.E. Shaw Oculus Portfolios, L.L.C.(4)	811,308	—	6.0%	811,308	6.0%	—	—	—	—	—	—
D. E. Shaw & Co., L.L.C(4)	811,308	—	6.0%	811,308	6.0%	—	—	—	—	—	—
D. E. Shaw & Co., L.P.(4)	811,308	—	6.0%	811,308	6.0%	—	—	—	—	—	—
David E. Shaw(4)	811,308	—	6.0%	811,308	6.0%	—	—	—	—	—	—
Weiss Asset Management LP(5)	671,100	—	5.0%	671,100	5.0%	—	—	—	—	—	—
WAM GP LLC(5)	671,100	—	5.0%	671,100	5.0%	—	—	—	—	—	—
Andrew M. Weiss, Ph. D.(5)	671,100	—	5.0%	671,100	5.0%	—	—	—	—	—	—
Karpus Investment Management(6)	1,121,320	—	8.4%	1,121,320	8.4%	—	—	—	—	—	—
Periscope Capital Inc.(7)	809,564	—	6.0%	809,564	6.0%	—	—	—	—	—	—
Apollomics Officers, Directors and 5% Holders Post-Business Combination
Dr. Guo-Liang Yu(8)(9)	—	—	—	—	—	5,261,298	6.2%	—	—	5,261,298	6.2%
Dr. Sanjeev Redkar(9)	—	—	—	—	—	3,908,572	4.6%	—	—	3,908,572	4.6%
Dr. Lijuan Jane Wang(8)	—	—	—	—	—	—	—	—	—	—	—
Dr. Kin-Hung Peony Yu(8)	—	—	—	—	—	—	—	—	—	—	—
Dr. Kenneth C. Carter(8)	—	—	—	—	—	—	—	—	—	—	—
Dr. Hong-Jung (Moses) Chen(1)(2)(3)(9)	464,150	2,512,500	22.2%	3,440,800	24.8%	—	—	6,109,550	98.8%	—	—
Wendy Hayes(8)	—	—	—	—	—	—	—	—	—	—	—
Glenn S. Vraniak(8)	—	—	—	—	—	—	—	—	—	—	—
Dr. Jonathan Wang(8)	—	—	—	—	—	—	—	—	—	—	—
All Apollomics directors and executive officers as a group	464,150	2,512,500	22.2%	3,440,800	24.8%	9,169,870	10.8%	6,109,550	98.8%	9,169,870	10.8%
OrbiMed Advisors LLC(10)	—	—	—	—	—	18,388,588	21.2%	—	—	18,388,588	21.2%
Alpha Intelligence Enterprises Limited(8)	—	—	—	—	—	7,922,563	9.3%	—	—	7,922,563	9.3%
Shanghai Chongmao Investment Center LP(8)	—	—	—	—	—	7,561,403	8.9%	—	—	7,561,403	8.9%

*	Less than 1%.
(1)	The address of this securityholder is c/o Maxpro Capital Acquisition Corp., 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City 11073.
(2)

Includes 464,150 Apollomics Class A Ordinary Shares issuable within 60 days of consummation of the Business Combination pursuant to the Private Warrants. MP One Investment LLC, Maxpro’s sponsor, is the record holder of the securities reported herein. MP One Investment LLC is controlled by Chen, Hong - Jung (Moses), Maxpro’s Chairman and Chief Executive Officer, and Song, Yung-Fong (Ron), Maxpro’s Chief Strategy Officer. By virtue of this relationship, Chen, Hong - Jung (Moses) and Song, Yung-Fong (Ron) may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Chen, Hong - Jung (Moses) and Song, Yung-Fong (Ron) each disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(3)

Includes 2,668,750 Apollomics Class A Ordinary Shares issuable upon conversion of 2,135,000 Apollomics Series A Preferred Shares to be issued to Maxpro Investment Co., Ltd. in the PIPE Financing. Maxpro Investment Co., Ltd. is controlled by Chen, Hong - Jung (Moses), Maxpro’s Chief Executive Officer and Chairman, and Chen, Yi - Kuei (Alex), a member of the Maxpro Board. By virtue of this relationship, Chen, Hong - Jung (Moses) and Chen, Yi - Kuei (Alex) may be deemed to share beneficial ownership of the securities held of record by Maxpro Investment Co., Ltd. Chen, Hong - Jung (Moses) and Chen, Yi - Kuei (Alex) each disclaims any such beneficial ownership except to the extent of his pecuniary interest.
(4)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 14, 2023 and consists of 811,308 shares of Maxpro Class A Common Stock. To the best of Maxpro’s knowledge, D. E. Shaw Valence Portfolios, L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P. and David E. Shaw own and control 7.8% of the outstanding Public Shares. The address of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D.E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw & Co., L.P. and David E. Shaw is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(5)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 11, 2022 and consists of 671,100 shares of Maxpro Class A Common Stock. To the best of Maxpro’s knowledge, Weiss Asset Management LP, WAM GP LLC and Andrew M. Weiss, Ph.D. own and control 6.2% of the outstanding Public Shares. The address of Weiss Asset Management LP, WAM GP LLC and Andrew M. Weiss, Ph.D. is 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.

(6)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 14, 2023 and consists of 1,121,320 shares of Maxpro Class A Common Stock. To the best of Maxpro’s knowledge, Karpus Management, Inc., d/b/a Karpus Investment Management owns and controls 10.8% of the outstanding Public Shares. The address of Karpus Management, Inc., d/b/a Karpus Investment Management is 183 Sully’s Trail, Pittsford, New York 14534.

(7)

The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 13, 2023 and consists of 809,564 shares of Maxpro Class A Common Stock. To the best of Maxpro’s knowledge, Periscope Capital Inc. owns and controls 7.8% of the outstanding Public Shares. The address of Periscope Capital Inc. is 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2.

(8)	The address of this securityholder is c/o Apollomics Inc., 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404.
(9)

The following information provides the number of options to purchase Apollomics Class A Ordinary Shares held by each of our directors and officers who will beneficially own 1% or more of the Apollomics Post-Closing Ordinary Shares following the Closing, assuming maximum redemptions:

Post-Closing Apollomics Director or Officer	Number of Options to Purchase Apollomics Class A Ordinary Shares	Exercise Price of Option	Expiration Date of Option
Dr. Guo-Liang Yu	2,037,864	$3.50	July 24, 2030
Dr. Sanjeev Redkar	2,345,182	$1.75	July 24, 2030
Dr. Hong-Jung (Moses) Chen	—	—	—

(10)

16,537,925 Apollomics Class B Ordinary Shares (consisting of (i) 16,337,925 Apollomics Class B Ordinary Shares to be issued as part of the consideration issued to existing Apollomics shareholders as part of the Business Combination and (ii) 200,000 Apollomics Class B Ordinary Shares to be issued as part of the PIPE Financing) will be held of record by OrbiMed Asia Partners II, LP (“OAP2”) following the Closing. In addition, 1,850,663 Apollomics Class B Ordinary Shares will be held of record by OrbiMed Asia Partners, LP (“OAP” and, together with OAP2, the “OrbiMed Entities”) following the Closing. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the advisory company to the OrbiMed Entities. OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by the OrbiMed Entities and, as a result, may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by the OrbiMed Entities, except to the extent of their pecuniary interest therein.

ANNUAL MEETING STOCKHOLDER PROPOSALS

If the Business Combination is consummated, you will be entitled to attend and participate in Apollomics’ annual meetings of shareholders. If Apollomics holds a 2023 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held. As a foreign private issuer, Apollomics will not be subject to the SEC’s proxy rules.

OTHER SHAREHOLDER COMMUNICATIONS

Maxpro stockholders and interested parties may communicate with the Maxpro Board, any committee chairperson or the non-management directors as a group by writing to Maxpro Capital Acquisition Corp., Attn: Secretary, 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City, Taiwan 11073. Following the Business Combination, Apollomics stockholders should send any communications to the Apollomics Board, any committee chairperson or the non-management directors of Apollomics to Apollomics Inc., 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404, Attn: General Counsel. Any such communication will be reviewed and, to the extent such communication falls within the scope of matters generally considered by the Maxpro Board, forwarded to the Maxpro Board, the appropriate committee chairperson or the non-management directors, as appropriate, based on the subject matter of the communication. The acceptance and forwarding of communications to the members of the Maxpro Board or the Apollomics Board, as applicable, or to an executive officer of Maxpro or Apollomics does not imply or create any fiduciary duty of such director or executive officer to the person submitting the communications.

LEGAL MATTERS

Certain legal matters relating to U.S. law will be passed upon for Apollomics by White & Case LLP, New York, New York. The legality of the Apollomics Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for Apollomics by Conyers Dill & Pearman LLP. Certain legal matters relating to PRC law will be passed upon for Apollomics by JunHe LLP. Certain legal matters will be passed upon for Maxpro by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS

The financial statements of Maxpro Capital Acquisition Corp. as of December 31, 2021 and for the period from June 2, 2021 (inception) through December 31, 2021 appearing in this proxy statement/prospectus have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Apollomics Inc. as of December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Shenzhen, People’s Republic of China.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Maxpro and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Maxpro will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request delivery of single copies of this proxy statement/prospectus in the future. Stockholders may notify Maxpro of their requests by calling or writing Maxpro at its principal executive offices at +886 2 7713 7952 and 5/F-4, No. 89, Songren Road, Xinyi District, Taipei City, Taiwan 11073.

ENFORCEABILITY OF CIVIL LIABILITY UNDER U.S. SECURITIES LAWS

Apollomics is a holding company incorporated in the Cayman Islands with its headquarters in the United States. Apollomics conducts its operations through Apollomics US, its headquarters based in California, U.S., as well as Crownmab, a wholly-owned subsidiary of Apollomics in the PRC.

Apollomics US, a California corporation and a wholly-owned subsidiary of Apollomics, serves as the agent of Apollomics to receive service of process in any action against Apollomics in any U.S. federal or state court arising out of the transactions described in this proxy statement/prospectus. The address of Apollomics U.S. is 989 East Hillsdale Blvd., Ste 220, Foster City, CA 94404 USA.

Apollomics has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

In addition, Apollomics has been advised by its PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that the recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, a PRC court will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. based upon the civil liability provisions of the U.S. federal securities laws. Further, pursuant to the Civil Procedures Law of the PRC, any matter, including matters arising under U.S. federal securities laws, in relation to assets or personal relationships may be brought as an original action in mainland China only if the institution of such action satisfies the conditions specified in the Civil Procedures Law of the PRC. As a result of the conditions set forth in the Civil Procedures Law and the discretion that PRC courts have in determining whether the conditions are satisfied and whether to accept the action for adjudication, there remains uncertainty as to whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws.

Currently, part of our assets, at least one of the members of our management team and two of our directors are based in mainland China. Following the Closing, part of our assets and at least one of our management team will be based in mainland China. Therefore, it may be difficult or costly for you to effect service of process against us or these officers and directors within the United States. Service of process upon Apollomics, its officers and these directors may be difficult to obtain within the United States and any judgment obtained in the United States against Apollomics and these individuals may not be collectible within the United States. See

“Risk Factors—Risks Related to Doing Business in Greater China.” In addition, we have been advised by our PRC legal counsel, JunHe LLP, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the U.S. based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. In addition, while we don’t have any business operations in HKSAR, currently, one of our directors is based in HKSAR. Similarly, service of process upon Hong Kong-based entities or individuals may be difficult to obtain within the United States. There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against these Hong Kong-based entities or individuals predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against these Hong Kong-based entities or individuals predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

WHERE YOU CAN FIND MORE INFORMATION

Maxpro files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Maxpro’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Maxpro has been supplied by Maxpro, and all such information relating to Apollomics has been supplied by Apollomics. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Maxpro Capital Acquisition Corp.

5/F-4, No. 89

Songren Road, Xinyi District

Taipei City, Taiwan 11073

Telephone: +886 2 7713 7952

Attention: Chief Executive Officer

Proxy Solicitor:

Laurel Hill Advisory Group, LLC

2 Robbins Lane, Suite 201

Jericho, NY 11753

Telephone: 855-414-2266 (toll free)

Email: maxpro@laurelhill.com

INDEX TO FINANCIAL STATEMENTS

Page
MAXPRO CAPITAL ACQUISITION CORP. FINANCIAL STATEMENTS
Balance Sheets as of September 30, 2022 (unaudited) and December 31, 2021	F-2
Unaudited Statements of Operations for the three and nine months ended September 30, 2022 and for the Period from June 2, 2021 (inception) through September 30, 2021	F-3
Unaudited Statements of Changes in Shareholders’ Deficit for the three and nine months ended September 30, 2022 and for the Period from June 2, 2021 (inception) through September 30, 2021	F-4
Unaudited Statements of Cash Flows for the nine months ended September 30, 2022 and for the Period from June 2, 2021 (inception) through September 30, 2021	F-5
Notes to Financial Statements (Unaudited)	F-6

Report of Independent Registered Public Accounting Firm (PCAOB ID 206)	F-20
Balance Sheet as of December 31, 2021	F-21
Statement of Operations for the period from June 2, 2021 (date of inception) to December 31, 2021	F-22
Statement of Changes in Shareholders’ Deficit for the period from June 2, 2021 (date of inception) to December 31, 2021	F-23
Statement of Cash Flows for the period from June 2, 2021 (date of inception) to December 31, 2021	F-24
Notes to Financial Statements	F-25

APOLLOMICS INC. CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2021 and 2022	F-38
Unaudited Condensed Consolidated Statements of Financial Position as of December 31, 2021 and June 30, 2022	F-39
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2021 and 2022	F-40
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2022	F-41
Notes to Unaudited Condensed Consolidated Financial Statements	F-42

Report of Independent Registered Public Accounting Firm (PCAOB ID 1113)	F-58
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020 and 2021	F-59
Consolidated Statements of Financial Position as of December 31, 2020 and 2021	F-60
Consolidated Statements of Changes in Equity for the years ended December 31, 2020 and 2021	F-61
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2021	F-62
Notes to Consolidated Financial Statements	F-63
Schedule I — Additional financial information of parent company	F-108

MAXPRO CAPITAL ACQUISITION CORP.

BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(unaudited)
ASSETS
Current Assets:
Cash	$134,110	$598,957
Marketable securities held in Trust Account	105,746,293	—
Prepaid expenses and other current assets	2,954	153,986

Total Current Assets	105,883,357	752,943
Marketable securities held in Trust Account	—	105,060,686

Total Assets	$105,883,357	$105,813,629

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$755,529	$34,195
Deferred underwriting commission	3,622,500	—

Total Current Liabilities	4,378,029	34,195
Deferred underwriting commission	—	3,622,500

Total Liabilities	4,378,029	3,656,695

COMMITMENTS AND CONTINGENCIES (Note 6)
Class A common stock subject to possible redemption; 10,350,000 shares (at $10.20 and $10.15 per share)	105,596,147	105,052,500

Shareholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 490,025 shares issued and outstanding (excluding 10,350,000 shares subject to possible redemption)	49	49
Class B common stock, $0.0001 par value, 10,000,000 shares authorized, 2,587,500 shares issued and outstanding	259	259
Additional paid-in capital	—	—
Accumulated deficit	(4,091,127)	(2,895,874)

Total Shareholders’ Deficit	(4,090,819)	(2,895,566)

Total Liabilities and Shareholders’ Deficit	$105,883,357	$105,813,629

The accompanying notes are an integral part of the unaudited financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended September 30, 2022	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2022	Period from June 2, 2021 (inception) Through September 30, 2021
EXPENSES
Administrative fee - related party	30,000	—	90,000	—
General and administrative	582,976	4,383	1,296,196	5,828

TOTAL EXPENSES	612,976	4,383	1,386,196	5,828

OTHER INCOME
Investment income earned on investments held in the Trust Account	554,324	—	734,590	—

TOTAL OTHER INCOME	554,324	—	734,590	—

Net loss attributable to common stock	$(58,652)	$(4,383)	$(651,606)	$(5,828)

Weighted average number of Class A common stock outstanding, basic and diluted	10,840,025	—	10,840,025	—

Basic and diluted net loss per Class A common stock	$(0.00)	$—	$(0.05)	$—

Weighted average number of Class B common stock outstanding, basic and diluted	2,587,500	2,587,500	2,587,500	2,587,500

Basic and diluted net loss per Class B common stock	$(0.00)	$(0.00)	$(0.05)	$(0.00)

The accompanying notes are an integral part of the unaudited financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND

FOR THE PERIOD FROM JUNE 2, 2021 (INCEPTION) THROUGH SEPTEMBER 30, 2021

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2021	490,025	$49	2,587,500	$259	$—	$(2,895,874)	$(2,895,566)
Net loss	—	—	—	—	—	(355,964)	(355,964)

Balance as of March 31, 2022	490,025	49	2,587,500	259	—	(3,251,838)	(3,251,530)
Net loss	—	—	—	—	—	(236,990)	(236,990)

Balance as of June 30, 2022	490,025	49	2,587,500	259	—	(3,488,828)	(3,488,520)
Net loss						(58,652)	(58,652)

Remeasurement of common stock subject to possible redemption						(543,647)	(543,647)

Balance as of September 30, 2022	490,025	$49	2,587,500	$259	$—	$(4,091,127)	$(4,090,819)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances as of June 2, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor (1)	—	—	2,587,500	259	24,741	—	25,000
Net loss	—	—	—	—	—	(1,445)	(1,445)

Balance as of June 30, 2021	—	—	2,587,500	259	24,741	(1,445)	23,555
Net loss	—	—	—	—	—	(4,383)	(4,383)

Balance as of September 30, 2021	—	$—	2,587,500	$259	$24,741	$(5,828)	$19,172

(1)

Includes an aggregate of up to 337,500 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. The 337,500 Founder Shares are no longer subject to forfeiture due to full exercise of the over-allotment by the underwriter.

The accompanying notes are an integral part of the unaudited financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30, 2022	For the Period From June 2, 2021 (inception) Through September 30, 2021
Cash flows from operating activities
Net loss	$(651,606)	$(5,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Investment income earned on investment held in Trust Account	(734,590)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	151,032	(939)
Accounts payable and accrued expenses	721,334	1,430

Net cash used in operating activities	(513,830)	(5,337)

Cash flows from investing activities
Cash withdrawn from Trust Account	48,983	—

Net cash provided by investing activities	48,983	—

Cash flows from financing activities
Deferred offering costs		(72,546)
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from Sponsor note	—	68,791

Net cash provided by financing activities	$—	$21,245

Net change in cash	(464,847)	15,908
Cash at beginning of period	598,957	—

Cash at end of period	$134,110	$15,908

Non-cash financing activities:
Deferred offering costs included in sponsor note	$—	$39,875
Remeasurement of Class A common stock subject to redemption	$543,647	$—
Deferred offering costs included in accrued offering costs	$—	$159,019

The accompanying notes are an integral part of the unaudited financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

Notes to Unaudited Financial Statements

NOTE 1.    DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND LIQUIDITY

Maxpro Capital Acquisition Corp. (formerly Jade Mountain Acquisition Corp.) (the “Company”) was incorporated in Delaware on June 2, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2022, the Company had not commenced any operations. All activity for the period from June 2, 2021 (inception) through September 30, 2022 relates to the Company’s formation and initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

On September 14, 2022, the Company, entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Apollomics Inc., a Cayman Islands exempted company (“Apollomics”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Apollomics (“Merger Sub”). The Closing is expected to occur in the first quarter of 2023.

The registration statement for the Company’s Initial Public Offering was declared effective on October 7, 2021. On October 13, 2021, the Company consummated the Initial Public Offering of 9,000,000 units (“Units” and, with respect to the common stock included in the Units being offered, the “Public Shares”), generating gross proceeds of $90,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 464,150 units (the “Private Placement Units”) to MP One Investment, LLC (the “Sponsor”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $4,641,500.

On October 13, 2021, the underwriters purchased an additional 1,350,000 Option Units pursuant to the exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $13,500,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 43,875 Option Private Placement Units at a purchase price of $10.00 per unit.

As of October 13, 2021, transaction costs amounted to $7,384,680 consisting of $1,811,250 of underwriting fees paid in cash, $3,622,500 of deferred underwriting fees payable (which are held in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”)), $1,552,500 funded to the trust account and $398,430 of costs related to the Initial Public Offering. Cash of $990,311 was held outside of the Trust Account on October 13, 2021 and was available for working capital purposes. As described in Note 6, the $3,622,500 deferred underwriting fees are contingent upon the consummation of the Business Combination by April 13, 2023.

Following the closing of the Initial Public Offering on October 13, 2021, an amount of $ 105,052,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.15 per Unit sold in the Initial Public Offering, including proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”.

The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its second amended and restated certificate of incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares have agreed (a) to waive their redemption rights with respect to the Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business Combination within 12 months (or 15 months, or 18 months, as applicable from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The holders of the Founders Shares have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the holders of Founder Shares acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than

$10.15 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

The Company expects to incur significant costs in pursuit of its financing and acquisition plans. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unsuccessful in consummating an initial business combination within the prescribed period of time from the closing of the IPO, the requirement that the Company cease all operations, redeem the public shares and thereafter liquidate and dissolve raises substantial doubt about the ability to continue as a going concern. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty. Management has determined that the Company has funds that are sufficient to fund the working capital needs of the Company until the consummation of an initial business combination or the winding up of the Company as stipulated in the Company’s amended and restated memorandum of association. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. Further, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

In the opinion of the Company’s management, the unaudited financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 include all adjustments, which are only of a normal and recurring nature, necessary for a fair statement of the financial position of the Company as of September 30, 2022 and its results of operations and cash flows for the three and nine months ended September 30, 2022. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ended December 31, 2022.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the balance sheet in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

Investments held in Trust Account

At September 30, 2022 and December 31, 2021, the Company had $105,746,293 and $105,060,686, respectively, in treasury investments held in the Trust Account. The Company’s investments held in the Trust Account are comprised of U.S. government securities and are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are reported in the statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs associated with an Initial Public Offering

The Company complies with the requirements of the Financial Accounting Standards Board ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of $398,430 consist principally of costs incurred in connection with formation of the Company and preparation for the Initial Public Offering. These costs, together with the underwriter discount of $5,433,750, were charged to additional paid-in capital upon completion of the Initial Public Offering.

Class A common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as shareholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2022 and December 31, 2021, the Class A common stock subject to possible redemption in the amount of $105,596,147 and $105,052,500 are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The change of $543,647 is due to remeasurement, which is recorded in shareholders’ deficit.

Net Loss per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share of common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. The Company applies the two-class method in calculating earnings per share. The remeasurement adjustment associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 10,814,150 Class A common stock in the aggregate. As a result, diluted net loss per share of common stock is the same as basic net income per share of common stock for the periods presented.

The following table reflects the calculation of basic and diluted net loss per share of common stock.

	For the Three Months Ended September 30, 2022 Class A	For the Three Months Ended September 30, 2022 Class B	For the Nine Months Ended September 30, 2022 Class A	For the Nine Ended September 30, 2022 Class B
Basic and diluted net loss per share
Numerator:
Allocation of net loss	$(47,350)	$(11,302)	$(526,041)	$(125,565)

Denominator:
Basic and diluted weighted average common stock outstanding	10,840,025	2,587,500	10,840,025	2,587,500

Basic and diluted net loss per share of common stock	$(0.00)	$(0.00)	$(0.05)	$(0.05)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s balance sheet.

NOTE 3.    INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 10,350,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $103,500,000. Each Unit consists of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), and one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A Common stock at a price of $11.50 per share, subject to adjustment.

NOTE 4.    PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 464,150 units (the “Private Placement Units”) to MP One Investment LLC (the “Sponsor”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $ 4,641,500.

A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will be worthless.

The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain exceptions.

NOTE 5.    RELATED PARTY TRANSACTIONS

Founder Shares

During the period ended December 31, 2021, the Sponsor purchased 2,587,500 of the Company’s Class B common stock (the “Founder Shares”) in exchange for $25,000. The Founder Shares include an aggregate of up to 337,500 shares subject to forfeiture to the extent that the underwriters’ overallotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering. The 337,500 Founder Shares are no longer subject to forfeiture due to full exercise of the over-allotment by the underwriter. On July 6, 2021, the Sponsor transferred 30,000 shares to Chen, Hong-Jung (Moses), 30,000 shares to Gau, Wey-Chuan (Albert), 10,000 shares to Chen, Yi-Kuei (Alex) and 10,000 shares to Wu, Soushan. On July 29, 2021 the Sponsor transferred 15,000 shares to Song, Yung-Fong (Ron) and 10,000 shares to Noha Georges. As of September 30, 2022 and December 31, 2021, the Sponsor owned 2,482,500 Founder Shares.

The holders of the Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) six months after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On June 30, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) October 31, 2021 or (ii) the consummation of the Initial Public Offering. During the period ended December 31, 2021, the Company borrowed $108,666 and at the consummation of the Initial Public Offering paid $108,666. The Promissory Note is still outstanding, but the Company cannot draw against it. As of September 30, 2022 and December 31, 2021, there was no balance outstanding under the Promissory Note.

General and Administrative Services

Commencing on the date the Units are first listed on the Nasdaq, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support for up to 18 months. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the three and nine months ended September 30, 2022, the Company incurred and paid fees of $30,000 and $90,000, respectively, pursuant to the agreement. No fees were incurred or paid for the period from June 2, 2021 (inception) to September 30, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under the Working Capital Loans. On October 13, 2022 the Company issued a Working Capital Loan to the Sponsor in the amount of $1,035,000. See Note 8.

Sponsor Funding of Trust Account

In order to fund the trust to the required level, the Sponsor deposited in October 2021 $1,552,500 into the Trust Account.

NOTE 6.    COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Units and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 1,350,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions.

The underwriters were paid a cash underwriting discount of $0.175 per Unit, or $1,575,000 in the aggregate the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $3,150,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On October 13, 2021, the underwriters were issued 25,875 shares of Class A common stock upon the consummation of this offering.

On October 13, 2021, the underwriters purchased an additional 1,350,000 Option Units pursuant to the exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $13,500,000. Upon exercise of the over-allotment option, the underwriters were paid an additional $236,250 discount and an additional deferred fee of $472,500 will be payable upon completion of a Business Combination.

NOTE 7.    SHAREHOLDERS’ EQUITY

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 490,025 shares of Class A common stock issued or outstanding. In addition, as of September 30, 2022 and December 31, 2021, there were 10,350,000 Class A common stock in temporary equity on the accompanying balance sheet.

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 2,587,500 shares of Class B common stock issued and outstanding so that the number of Founder Shares equals 20% of the Company’s issued and outstanding common stock after the Initial Public Offering.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, we may enter into shareholders’ agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of this offering.

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

Warrants - Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed.

Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Share of Class A common stock Equals or Exceeds $18.00 —Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering.

NOTE 8.    SUBSEQUENT EVENTS

First Extension

On October 13, 2022, the Company issued a promissory note (the “Extension Note”) in the principal amount of $1,035,000 to the Sponsor in connection with the Extension (as defined below). The Extension Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before January 13, 2023 (unless extended to April 13, 2023 in connection with a second three-month extension pursuant to the Company’s governing documents, or such later liquidation date as may be approved by the Company’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Extension Note may be converted into units of the Company (the “Conversion Units”) and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units.

Prior to October 13, 2022, the Sponsor deposited an additional payment in the aggregate amount of $1,035,000 (representing $0.10 per public share) (the “Extension Payment”) into the Company’s trust account for its public stockholders. This deposit enables the Company to extend the date by which the Company has to complete its initial business combination from October 13, 2022 to January 13, 2023 (the “Extension”). The Extension is the first of two three-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its initial business combination.

Working Capital Loan

On November 23, 2022, the Company issued a promissory note (the “Working Capital Note”) in the principal amount of $500,000 to the Sponsor. The Working Capital Note was issued to provide the Company with additional working capital, and will not be deposited into the Trust Account. The Company issued the Working Capital Note in consideration for a loan from the Sponsor to fund the Company’s working capital requirements. The Working Capital Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before April 13, 2023 (or such later liquidation date as may be approved by the Company’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Working Capital Note may be converted into Conversion Units and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Working Capital Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units. As of February 6, 2023, $0.4 million was outstanding under the Working Capital Note.

Second Extension

On January 13, 2023, the Company amended and restated the Extension Note (the “Amended Sponsor Note”) in its entirety solely to increase the principal amount thereunder from $1,035,000 to $1,552,500 in connection with the Second Extension (as defined below). The Amended Sponsor Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before April 13, 2023 (or such later liquidation date as may be approved by the Company’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Amended Sponsor Note may be converted into Conversion Units and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Amended Sponsor Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units.

Also on January 13, 2023, the Company issued a promissory note (the “Apollomics Note”) in the principal amount of $517,500 in connection with the Second Extension (as defined below). The Apollomics Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before April 13, 2023 (or such later liquidation date as may be approved by the Company’s stockholders).

Prior to January 13, 2023, the Sponsor and Apollomics deposited additional payments in the aggregate amount of $1,035,000 (representing $0.10 per public share) (the “Second Extension Payments”) into the Trust Account for the public stockholders. The Second Extension Payments enable the Company to extend the date by which the Company has to complete its initial business combination from January 13, 2023 to April 13, 2023 (the “Second Extension”).

Amendment to Business Combination Agreement

On February 9, 2023, the Company and Apollomics entered into a First Amendment to the Business Combination Agreement (the “Amendment”). The Amendment amends the Business Combination Agreement to provide that, with regard to the consideration to be paid to existing Apollomics shareholders, up to 3,100,000 Class A ordinary shares of Apollomics, par value $0.0001 per share (“Class A Ordinary Shares”) may be issued instead of Class B ordinary shares of Apollomics, par value $0.0001 per share (“Class B Ordinary Shares”), if the board of directors of Apollomics determines in good faith, following consultation with the Company, that such action is necessary or advisable to satisfy the condition set forth in Section 8.1(g) (Nasdaq Listing) of the Business Combination Agreement.

PIPE Financing

In connection with the Business Combination, on February 9, 2023, Apollomics and certain accredited investors (the “PIPE Investors”) entered into subscription agreements, pursuant to which the PIPE Investors have subscribed to purchase an aggregate of (i) 230,000 Apollomics Class B Ordinary Shares at $10.00 per share (“PIPE Class B Shares”) and (ii) 2,135,000 Series A Preferred Shares of Apollomics (the “Apollomics Series A Preferred Shares”) at $10.00 per share, for gross proceeds to Apollomics of $23,650,000. Each Apollomics Series A Preferred Share is convertible, at any time at the option of the holder thereof, into Apollomics Class A Ordinary Shares at an initial conversion ratio of 1:1.25. Prior to the six-month anniversary of the closing of the Business Combination, no holder may transfer any Apollomics Series A Preferred Share or any Apollomics Class A Ordinary Shares into which such Apollomics Series A Preferred Share may be converted. Upon the fifth anniversary of the date of the closing of the Business Combination, the Apollomics Series A Preferred Shares will automatically convert into Apollomics Class A Ordinary Shares. Each PIPE Investor who subscribes for PIPE Class B Shares will receive onefourth of one warrant of Apollomics (the “Penny Warrants”) for every PIPE Class B Share purchased, each whole Penny Warrant exercisable to purchase one Apollomics Class A Ordinary Share for $0.01 per share, as described herein (collectively, the “PIPE Financing”), pursuant to warrant agreements entered into between Apollomics and each PIPE Investor purchasing PIPE Class B Shares on February 9, 2023. The closing of the PIPE Financing is conditioned upon the consummation of the Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Maxpro Capital Acquisition Corp

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Maxpro Capital Acquisition Corp (the “Company”) as of December 31, 2021, and the related statements of operations, stockholders’ deficit, and cash flows for the period from June 2, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from June 2, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

March 31, 2022

MAXPRO CAPITAL ACQUISITION CORP.

BALANCE SHEET

As of December 31, 2021

ASSETS
Current Assets:
Cash	$598,957
Prepaid expenses	153,986

Total Current Assets	752,943
Marketable securities held in Trust Account	105,060,686

Total Assets	$105,813,629

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Accounts payable and accrued expenses	$34,195

Total Current Liabilities	34,195
Deferred underwriting commission	3,622,500

Total Liabilities	3,656,695

COMMITMENTS AND CONTINGENCIES (Note 6)
Class A common stock subject to possible redemption; 10,350,000 shares (at $10.15 per share)	105,052,500
Shareholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value, 100,000,000 shares authorized, 490,025 shares issued and outstanding (excluding 10,350,000 shares subject to possible redemption)	49
Class B common stock, $0.0001 par value, 10,000,000 shares authorized, 2,587,500 shares issued and outstanding	259
Additional paid-in capital	—
Accumulated deficit	(2,895,874)

Total Shareholders’ Deficit	(2,895,566)

Total Liabilities and Shareholders’ Deficit	$105,813,629

The accompanying notes are an integral part of these financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the Period June 2, 2021 (Inception) Through December 31, 2021
REVENUE	$—
EXPENSES
Administration fee — related party	30,000
General and administrative	155,572

TOTAL EXPENSES	185,572

OTHER INCOME
Investment income earned on investments held in Trust Account	8,186

TOTAL OTHER INCOME	8,186

Net loss attributable to common stock	$(177,386)

Weighted average number of shares of Class A common stock outstanding, basic and diluted	4,039,443

Basic and diluted net loss per share of Class A common stock	$(0.03)

Weighted average number of shares of Class B common stock outstanding, basic and diluted	2,245,755

Basic and diluted net loss per share of Class B common stock	$(0.03)

The accompanying notes are an integral part of the financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD JUNE 2, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

					Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount
Balances as of June 2, 2021	—	—	—	$—	$—	$—	$—
Issuance of Founder shares to Sponsor	—	—	2,587,500	259	24,741	—	25,000
Sale of Class A common stock	10,350,000	1,035	—	—	103,498,965	—	103,500,000
Deferred underwriting commission	—	—	—	—	(3,622,500)	—	(3,622,500)
Underwriting costs	—	—	—	—	(3,762,180)	—	(3,762,180)
Sale of Private Placement Units to Sponsor	464,150	46	—	—	4,641,454	—	4,641,500
Class A common stock issued to Representative	25,875	3	—	—	(3)	—	—
Shares subject to redemption	(10,350,000)	(1,035)	—	—	(103,498,965)	—	(103,500,000)
Remeasurement adjustment to redemption value	—	—	—	—	2,718,488	(2,718,488)	—
Net loss	—	—	—	—	—	(177,386)	(177,386)

Balance as of December 31, 2021	490,025	$49	2,587,500	$259	$—	$(2,895,874)	$(2,895,566)

The accompanying notes are an integral part of the financial statements.

MAXPRO CAPITAL ACQUISITION CORP.

STATEMENT OF CASH FLOWS

For the period June 2, 2021 (Inception) Through December 31 2021
Cash Flows From Operating Activities:
Net loss	$(177,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Investment income earned on investment held in Trust Account	(8,186)
Changes in operating assets and liabilities:
Prepaid expenses	(153,986)
Accounts payable and accrued expenses	34,195

Net Cash Used In Operating Activities	(305,363)

Cash Flows From Investing Activities:
Cash and marketable securities held in Trust Account	(105,052,500)

Net Cash Used In Investing Activities	(105,052,500)

Cash Flows From Financing Activities:
Proceeds from sale of Units in Public Offering, net of underwriting fee	101,688,753
Proceeds from sale of Private Placement Units	4,641,497
Proceeds from note payable	108,666
Repayment of note payable	(108,666)
Proceeds from issuance of Class B shares to sponsor	25,000
Payment of offering costs	(398,430)

Net Cash Provided By Financing Activities	105,956,820

Net change in cash	598,957
Cash at beginning of period	—

Cash at end of period	$598,957

Supplemental disclosure of non-cash financing activities:
Deferred underwriters’ commissions charged to temporary equity	$3,622,500
Initial redemption value of Class A shares	$105,052,500
Remeasurement adjustment to redemption value	$2,718,488

The accompanying notes are an integral part of the financial statements.

Maxpro Capital Acquisition Corp.

Notes to Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

Maxpro Capital Acquisition Corp. (formerly Jade Mountain Acquisition Corp.) (the “Company”) was incorporated in Delaware on June 2, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from June 2, 2021 (inception) through December 31, 2021 relates to the Company’s formation and initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on October 7, 2021. On October 13, 2021, the Company consummated the Initial Public Offering of 9,000,000 units (“Units” and, with respect to the common stock included in the Units being offered, the “Public Shares”), generating gross proceeds of $90,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 464,150 units (the “Private Placement Units”) to MP One Investment, LLC (the “Sponsor”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $4,641,500.

On October 13, 2021, the underwriters purchased an additional 1,350,000 Option Units pursuant to the exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $13,500,000. Also, in connection with the partial exercise of the over-allotment option, the Sponsor purchased an additional 43,875 Option Private Placement Units at a purchase price of $10.00 per unit.

As of October 13, 2021, transaction costs amounted to $7,384,680 consisting of $1,811,250 of underwriting fees paid in cash, $3,622,500 of deferred underwriting fees payable (which are held in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”)), $1,552,500 funded to the trust account and $398,430 of costs related to the Initial Public Offering. Cash of $990,311 was held outside of the Trust Account on October 13, 2021 and was available for working capital purposes. As described in Note 6, the $3,622,500 deferred underwriting fees are contingent upon the consummation of the Business Combination by October 13, 2022 (or by April 13, 2023.

Following the closing of the Initial Public Offering on October 13, 2021, an amount of $ 105,052,500 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (the “Trust Account”), which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Initial Public Offering, management has agreed that an amount equal to at least $10.15 per Unit sold in the Initial Public Offering, including proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”.

The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the outstanding shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its second amended and restated certificate of incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The holders of the Founder Shares have agreed (a) to waive their redemption rights with respect to the Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company has not completed a Business within 12 months (or 15 months, or 18 months, as applicable from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The holders of the Founders Shares have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the holders of Founder Shares acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers

(except for the Company’s independent registered accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Management’s Plan

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management believes that the funds which the Company has available following the completion of the Initial Public Offering will enable it to sustain operations for a period of at least one-year from the issuance date of these financial statements. Accordingly, substantial doubt about the Company’s ability to continue as a going concern as disclosed in previously issued financial statements has been alleviated.

Prior to the completion of the initial Public Offering, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company has since competed its Initial Public Offering at which time capital in excess of the funds deposited in the trust and/or used to fund offering expenses was released to the Company for general working capital purposes. Accordingly, management has since reevaluated the Company’s liquidity and financial condition and determined that sufficient capital exists to sustain operations one year from the date the financial statements are issued and therefore substantial doubt has been alleviated.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying balance sheet of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the balance sheet in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Marketable Securities held in Trust Account

At December 31, 2021, the Company had $105,060,686 in treasury investments held in the Trust Account.

Offering Costs associated with an Initial Public Offering

The Company complies with the requirements of the Financial Accounting Standards Board ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of $398,430 consist principally of costs incurred in connection with formation of the Company and preparation for the Initial Public Offering. These costs, together with the underwriter discount of $5,433,750, were charged to additional paid-in capital upon completion of the Initial Public Offering.

Class A common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as shareholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2021, the Class A common stock subject to possible redemption in the amount of $105,052,500 are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Net Loss per share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. The Company applies the two-class method in calculating earnings per share. The remeasurement adjustment associated with the redeemable Class A Common Stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 10,814,150 shares of Class A common stock in the aggregate. As a result, diluted net loss per share of common stock is the same as basic net income per share of common stock for the periods presented.

The following table reflects the calculation of basic and diluted net loss per share of common stock.

	For the period June 2, 2021 (Inception) Through December 31, 2021
	Class A	Class B
Basic and diluted net income per share of common stock
Numerator:
Allocation of net loss	$(114,004)	$(63,382)
Denominator:
Basic and diluted weighted average shares outstanding	4,039,443	2,245,755
Basic and diluted net loss per share of common stock	$(0.03)	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s balance sheet.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 10,350,000 Units at a purchase price of $10.00 per Unit generating gross proceeds to the Company in the amount of $103,500,000. Each Unit consists of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), and one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each whole Warrant entitling the holder thereof to purchase one whole share of Class A Common Stock at a price of $11.50 per share, subject to adjustment.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) of an aggregate of 464,150 units (the “Private Placement Units”) to MP One Investment LLC (the “Sponsor”) at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to the Company in the amount of $ 4,641,500.

A portion of the proceeds from the Private Placement Units was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units will be worthless.

The Private Placement Warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain exceptions.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

During the period ended December 31, 2021, the Sponsor purchased 2,587,500 shares of the Company’s Class B common stock (the “Founder Shares”) in exchange for $25,000. The Founder Shares include an aggregate of up to 337,500 shares subject to forfeiture to the extent that the underwriters’ overallotment is not exercised in full or in part, so that the number of Founder Shares will equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding shares of common stock after the Initial Public Offering. The 337,500 Founder Shares are no longer subject to forfeiture due to full exercise of the over-allotment by the underwriter. On July 6, 2021, the Sponsor transferred 30,000 shares to Chen, Hong-Jung (Moses), 30,000 shares to Gau, Wey-Chuan (Albert), 10,000 shares to Chen, Yi-Kuei (Alex) and 10,000 shares to Wu, Soushan. On July 29, 2021 the Sponsor transferred 15,000 shares to Song, Yung-Fong (Ron) and 10,000 shares to Noha Georges. As of December 31, 2021, the Sponsor owned 2,482,500 Founder Shares.

The holders of the Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) six months after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their shares of common stock for cash, securities or other property.

Promissory Note — Related Party

On June 30, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) October 31, 2021 or (ii) the consummation of the Initial Public Offering. During the period ended December 31, 2021, the Company borrowed $108,666 and at the consummation of the Initial Public Offering paid $108,666. As of December 31, 2021, there was no balance outstanding under the Promissory Note.

General and Administrative Services

Commencing on the date the Units are first listed on the Nasdaq, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support for up to 21 months. Upon completion of the Initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the period ended December 31, 2021, the Company incurred fees of $30,000 pursuant to the agreement.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a Business Combination into units at a price of $10.00 per unit. Such units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021, there were no amounts outstanding under the Working Capital Loans.

Sponsor Funding of Trust Account

In order to fund the trust to the required level, the Sponsor deposited $1,552,500 into the Trust Account.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Units and warrants that may be issued upon conversion of Working Capital Loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 1,350,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions.

The underwriters were paid a cash underwriting discount of $0.175 per Unit, or $1,575,000 in the aggregate the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $3,150,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On October 13, 2021, the underwriters were issued 25,875 shares of Class A common stock upon the consummation of the Initial Public Offering.

On October 13, 2021, the underwriters purchased an additional 1,350,000 Option Units pursuant to the exercise of the over-allotment option. The Option Units were sold at an offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $13,500,000. Upon exercise of the over-allotment option, the underwriters were paid an additional $236,250 discount and an additional deferred fee of $472,500 will be payable upon completion of a Business Combination.

NOTE 7. SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 shares of preference shares with a par value of $0.0001 per share. As of December 31, 2021, there were no shares of preference shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. As of December 31, 2021, there were 490,025 shares of Class A common stock issued or outstanding. In addition, as of December 31, 2021, there were 10,350,000 shares of Class A common stock in temporary equity on the accompanying balance sheet.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2021, there were 2,587,500 shares of Class B common stock issued and outstanding so that the number of Founder Shares equals 20% of the Company’s issued and outstanding common stock after the Initial Public Offering.

Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law. In connection with our initial business combination, we may enter into a shareholders agreement or other arrangements with the shareholders of the target or other investors to provide for voting or other corporate governance arrangements that differ from those in effect upon completion of the Initial Public Offering.

The shares of Class B common stock will automatically convert into Class A common stock at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (net of the number of shares of Class A common stock redeemed in connection with a Business Combination), excluding any shares or equity-linked securities issued or issuable to any seller of an interest in the target to us in a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganization, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering.

NOTE 8. INCOME TAXES

The Company’s deferred tax assets are as follows at December 31, 2021:

December 31, 2021
Deferred tax asset
Net operating loss	$8,567
Startup/organizational costs	28,684

Total deferred tax asset	37,251
Valuation Allowance	(37,251)

Deferred tax asset, net of allowance	$—

The income tax provision (benefit) consists of the following for the period ended December 31, 2021:

Period Ended December 31, 2021
Federal
Current	$—
Deferred	37,251
State and Local
Current	—
Deferred	—
Change in valuation allowance	(37,251)

Income tax provision	$—

The Company’s net operating loss carryforward as of December 31, 2021 amounted to $40,797 and will be carried forward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period ended December 31, 2021, the change in the valuation allowance was $37,251.

A reconciliation of the statutory tax rate to the Company’s effective tax rates for the period ended December 31, 2021:

Period Ended December 31, 2021
Statutory federal income tax rate	21.00%
State taxes, net of federal tax benefit	0.00%
Change in valuation allowance	(21.00)%

Income tax provision (benefit)	0.00%

NOTE 9. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

APOLLOMICS INC.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of U.S. Dollars (“US$”), except for share and per share data)

		For the six months ended June 30,
	NOTES	2021	2022
		US$	US$
Other income	6	322	756
Other gains and losses	7	(67)	(725)
Fair value change of financial assets at fair value through profit or loss (“FVTPL”)		—	32
Fair value change of convertible preferred shares	22	(38,472)	23,669
Research and development expenses		(18,436)	(17,999)
Administrative expenses		(7,052)	(5,097)
Finance costs		(39)	(44)
Other expenses	9	(2,739)	(4,008)

Loss before taxation		(66,483)	(3,416)
Income tax expenses	8	—	(1)

Loss and total comprehensive expenses for the period, attributable to owners of the Company	9	(66,483)	(3,417)

Loss per share
— Basic (US$)	11	(0.18)	(0.01)
— Diluted (US$)	11	(0.18)	(0.05)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

		As of December 31,	As of June 30,
	NOTES	2021	2022
		US$	US$
Non-current assets
Plant and equipment	12	280	548
Right-of-use assets	13	1,036	1,325
Intangible assets		14,798	14,788
Rental deposits		113	130
Time deposits with original maturity over three months	16	7,842	7,450

Total non-current assets		24,069	24,241

Current assets
Deposits, prepayments and deferred expenses	14	4,827	802
Tax recoverable		57	—
Financial assets at FVTPL	15	23,744	23,776
Time deposits with original maturity over three months	16	24,000	—
Cash and cash equivalents	16	46,740	50,700

Total current assets		99,368	75,278

Total assets		123,437	99,519

Current liabilities
Other payables and accruals	17	11,401	12,042
Financial liabilities arising from unvested restricted shares	18	1,647	68
Lease liabilities		508	694

Total current liabilities		13,556	12,804

Net current assets		85,812	62,474

Total assets less current liabilities		109,881	86,715

Non-current liabilities
Lease liabilities		528	654
Convertible preferred shares	19	322,215	298,546

Total non-current liabilities		322,743	299,200

Net liabilities		(212,862)	(212,485)

Equity
Share capital	20	40	41
Treasury shares	20	(1,647)	(68)
Share premium		11,888	12,038
Reserves		12,292	13,676
Accumulated losses		(235,435)	(238,172)

		(212,862)	(212,485)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of US$, except for share)

	Share capital		Treasury shares			Reserves
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	Share-based payment reserve	Accumulated losses	Total
		US$		US$	US$	US$	US$	US$	US$
						(note)
As of January 1, 2021	386,741,005	39	26,365,915	(3,252)	11,748	1,620	3,455	(141,543)	(127,933)
Loss and total comprehensive expenses for the period	—	—	—	—	—	—	—	(66,483)	(66,483)
Exercise of share options (Note 21)	5,796,656	1	—	—	76	34	(34)	—	77
Forfeiture of vested share options (Note 21)	—	—	—	—	—	—	(880)	880	—
Restricted share awards vested (Notes 20 and 21)	—	—	(3,176,360)	32	—	16	(16)	—	32
Early exercised share options vested during the period (Notes 20 and 21)	—	—	(3,994,565)	1,039	—	476	(476)	—	1,039
Recognition of equity-settled share-based payment (Note 21)	—	—	—	—	—	—	4,114	—	4,114

As of June 30, 2021	392,537,661	40	19,194,990	(2,181)	11,824	2,146	6,163	(207,146)	(189,154)

As of January 1, 2022	393,252,140	40	14,086,748	(1,647)	11,888	2,440	9,852	(235,435)	(212,862)
Loss and total comprehensive expenses for the period	—	—	—	—	—	—	—	(3,417)	(3,417)
Exercise of share options (Note 21)	6,973,958	1	—	—	150	74	(74)	—	151
Forfeiture of vested share options (Note 21)	—	—	—	—	—	—	(680)	680	—
Restricted share awards vested (Notes 20 and 21)	—	—	(1,164,666)	21	—	36	(36)	—	21
Early exercised share options vested during the period (Notes 20 and 21)	—	—	(5,991,847)	1,558	—	714	(714)	—	1,558
Recognition of equity-settled share-based payment (Note 21)	—	—	—	—	—	—	2,064	—	2,064

As of June 30, 2022	400,226,098	41	6,930,235	(68)	12,038	3,264	10,412	(238,172)	(212,485)

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APOLLOMICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of US$)

	For the six month ended June 30,
	2021	2022
	US$	US$
OPERATING ACTIVITIES
Loss before taxation	(66,483)	(3,416)
Adjustments for:
Interest income	(267)	(193)
Depreciation of plant and equipment	64	69
Depreciation of right-of-use assets	264	283
Amortization of intangible assets	10	10
Exchange losses	—	392
Fair value change of financial assets at FVTPL	—	(32)
Fair value change of convertible preferred shares	38,472	(23,669)
Finance costs	39	44
Share-based payment expenses	4,114	2,064
Non-cash adjustments to other expenses	—	2,452

Operating cash flows before movements in working capital	(23,787)	(21,996)
(Increase) decrease in deposits, prepayments and deferred expenses	(490)	1,573
Increase in other payables and accruals	722	641

NET CASH USED IN OPERATION	(23,555)	(19,782)
Taxation refund	—	57
Taxation paid	—	(1)

NET CASH USED IN OPERATING ACTIVITIES	(23,555)	(19,726)

INVESTING ACTIVITIES
Interest received	267	193
Proceeds from redemption of time deposits with original maturity over three months	6,548	24,000
Purchase of plant and equipment	(41)	(337)
Purchase of intangible assets	(7,500)	—
Payment for rental deposits	(33)	(17)
Placement of time deposits with original maturity over three months	(45,988)	—

NET CASH (USED IN) FROM INVESTING ACTIVITIES	(46,747)	23,839

FINANCING ACTIVITIES
Proceeds from issue of shares upon exercise of share options	77	151
Interest paid	(39)	(44)
Accrued issuance costs paid	(520)	—
Repayment of lease liabilities	(255)	(260)

NET CASH USED IN FINANCING ACTIVITIES	(737)	(153)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(71,039)	3,960
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	130,645	46,740

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	59,606	50,700

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

1.	GENERAL INFORMATION

Apollomics Inc. (previously CB Therapeutics Inc., “Apollomics”, and the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 21, 2015 under the Companies Law of the Cayman Islands. Apollomics is an investment holding company, through its subsidiaries (collectively referred to as the “Group”), engaging in research and development of biologics of oncology. The Group’s principal place of business is in mainland China and the United States.

The unaudited condensed consolidated financial statements are presented in U.S. dollars (“US$”) and subsidiaries included in the unaudited condensed consolidated financial statements as below:

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs

Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs

Apollomics (Hong Kong) Limited	Hong Kong, China June 24, 2019	Investment holding

Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs

Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs

2.	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”) as well as the rules and regulations of the Security and Exchange Commission.

3.	PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to International Financial Reporting Standards (“IFRSs”), the accounting policies and methods of computation used in the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2022 are the same as those presented in the Group’s annual financial statements for the year ended December 31, 2021.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

3.	PRINCIPAL ACCOUNTING POLICIES - continued

Application of amendments to IFRSs

For the purposes of preparing and presenting the unaudited condensed consolidated financial statements for the six months ended June 30, 2022, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2022:

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use

Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract

Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 — 2020

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated financial statements.

4.	CRITICAL ACCOUNTING JUDGMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated financial statements requires the management of the Company to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated financial statements, the critical judgement made by the management of the Company in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021.

5.	REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the six months ended June 30, 2021 and 2022.

Segment information

For the purposes of resources allocation and performance assessment, the Chief Executive Officer of the Company, being the chief operating decision makers, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

5.	REVENUE AND SEGMENT INFORMATION - continued

Segment information - continued

Geographical information

The Group did not record any revenue throughout the six months ended June 30, 2021 and 2022 and the Group’s non-current assets are located in the US and the PRC. Information about the Group’s non-current assets, excluding rental deposits and time deposits with original maturity over three months, by geographical location of the assets is detailed below:

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
PRC	13,358	13,862
US	2,756	2,799

	16,114	16,661

6.	OTHER INCOME

	For the six months ended June 30,
	2021	2022
	US$	US$
Interest income	267	193
Government grants (note i)	55	563

	322	756

Note:

(i)

Included in the government grants are amounts in thousands of Australian Dollar (“AUD”) 707 (equivalent to approximately US$497), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the six months ended June 30, 2022, whilst there is nil for the six months ended June 30, 2021. The remaining amounts represent government subsidies in relation to the research and development activities in the US and the PRC. All the government grants provide immediate financial support with no future related costs nor related to any assets.

7.	OTHER GAINS AND LOSSES

	For the six months ended June 30,
	2021	2022
	US$	US$
Exchange loss, net	(67)	(725)

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

8.	INCOME TAX EXPENSES

	For the six months ended June 30,
	2021	2022
	US$	US$
US Corporate Income Tax (“CIT”)
— current year	—	1

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries had incurred tax losses in the PRC, Australia and Hong Kong for the six months ended June 30, 2021 and 2022.

9.	LOSS FOR THE PERIOD

	For the six months ended June 30,
	2021	2022
	US$	US$
Loss for the period has been arrived at after charging:
Staff costs:
Salaries and other allowances	6,468	7,088
Retirement benefits scheme contributions	540	434
Share-based payment expenses	4,114	2,064

Total staff costs	11,122	9,586

Depreciation of plant and equipment	64	69
Depreciation of right-of-use assets	264	283
Amortization of intangible assets	10	10
Other expenses (note)	2,739	4,008

Note:	Other expenses represented the expenses incurred for a public offering application pursuing in other capital market which was suspended in 2022.

10.	DIVIDENDS

No dividend was declared or paid by the Company during the six months ended June 30, 2021 and 2022, nor has any dividend been proposed since June 30, 2022.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

11.	LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2021	2022
	US$	US$
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	(66,483)	(3,417)

Effect of dilutive potential ordinary shares:
Gain on fair value change of Series C convertible preferred shares	—	(28,209)

Loss for the period attributable to owners of the Company for the purpose of calculating diluted loss per share	(66,483)	(31,626)

Number of shares (‘000):
Weighted average number of ordinary shares for the purpose of calculating basic loss per share	378,190	387,605

Effect of dilutive potential ordinary share:
Series C convertible preferred shares	—	256,450

Weighted average number of ordinary shares for the purpose of calculating diluted loss per share	378,190	644,055

The diluted loss per share for the six months ended June 30, 2021 and 2022 does not include the effect of the following instruments held as of June 30, 2021 and 2022 as their inclusion would be anti-dilutive:

	As of June 30,	As of June 30,
	2021	2022
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	132,057,583	132,057,583
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	73,371,157	73,371,157
Number of series B convertible preferred shares (“Series B Preferred Shares”)	297,352,949	297,352,949
Number of series C convertible preferred shares (“Series C Preferred Shares”)	256,449,944		*
Unvested restricted shares	11,271,256	6,930,235
Share options	154,419,183	134,766,684

*:	Series C Preferred Shares as of June 30, 2022 were dilutive potential ordinary shares and included in the calculation of the diluted loss per share for the six months ended June 30, 2022.

12.	PLANT AND EQUIPMENT

The Group acquired US$41 and US$337 equipment during the six months ended June 30, 2021 and 2022, respectively.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

13.	RIGHT-OF-USE ASSETS

The Group entered into one and three lease agreements with lease term of 12 to 60 months during the six months ended June 30, 2021 and 2022, respectively. The Group is required to make fixed monthly payments or quarterly payments. On the lease commencement, the Group recognized US$4 and US$4 of right-of-use assets and lease liabilities during the six months ended June 30, 2021, respectively and recognized US$572 and US$572 of right-of-use assets and lease liabilities, respectively during the six months ended June 30, 2022.

14.	DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
Other prepayments	1,554	541
Deferred share issue costs (note)	2,255	—
Prepayments for other expense (note)	443	—
Value-Added Tax recoverable	449	123
Deposits	120	115
Payment in advance to suppliers	6	23

	4,827	802

Note:

The deferred share issue costs and prepayments for other expense were related to a public offering application pursuing in other capital market which has been suspended in 2022. The deferred issue costs and the prepayments were charged to the profit or loss during the six months ended June 30, 2022.

15.	FINANCIAL ASSETS AT FVTPL

The financial assets at FVTPL represents investment in a market fund in the US, which solely holds investments in the US treasury bonds. Details of fair value measurement are set out in Note 22.

16.	TIME DEPOSITS WITH ORIGINAL MATURITY OVER THREE MONTHS/CASH AND CASH EQUIVALENTS

The time deposits with original maturity over three months are placed with licensed commercial banks in the PRC, carry interest at a fixed rate of 3.36% to 3.70% per annum. The amount presented under non-current assets are balances which management are not expected to collect cash within 12 months as of June 30, 2021 and 2022.

Bank balances carry interest at prevailing market interest rates ranging from 0.01% to 0.30% per annum for the six months ended June 30, 2021 and 2022.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

17.	OTHER PAYABLES AND ACCRUALS

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
Payables in respect of research and development expenses	4,248	4,617
Accrued salaries and bonuses	2,485	1,723
Accrued other expenses	2,265	4,142
Accrued share issue costs	644	—
Deposit received for a potential out-licensing drug patent (note)	1,000	1,000
Other payables	759	560

	11,401	12,042

Note:

During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party (the “Independent Third Party”) to negotiate out-licensing a drug patent to the Independent Third Party. Under the exclusive right of negotiation agreement, the Group had received a deposit of US$1,000 which may be considered as consideration for the exclusive right of negotiation if the Independent Third Party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. Up to the date of this report, despite no negative findings have been identified, the management of the Group considered the negotiation will not proceed further as it is found that a strategic investor invested into and licensed several drug patents (with similar feature of the Group’s drug patent) to the Independent Third Party. Management of the Group expected to receive confirmation from Independent Third Party when the balance is settled.

18.	FINANCIAL LIABILITIES ARISING FROM UNVESTED RESTRICTED SHARES

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
Payables in respect of unvested restricted shares attributable to:
Dr. Yu (the chief executive of the Company)	1,647	68

The amounts represented the repurchase option held by the Company in relation to (i) the unvested restricted shares granted to a director of the Company; and (ii) the unvested restricted shares issued to a director of the Company who as the share option holder had elected to early exercise the share options during the vesting period. Details of the restricted share award and share options are set out in Note 21.

19.	CONVERTIBLE PREFERRED SHARES

The Company entered into Preferred Share subscription agreements with several independent investors and the details of issued Preferred Shares and the key terms of the Preferred Shares are the same as those presented in the Group’s consolidated financial statements for the years ended December 31, 2020 and 2021.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

19.	CONVERTIBLE PREFERRED SHARES - continued

Presentation and Classification

The Company elected to designate the Preferred Shares as financial liabilities at FVTPL as a whole. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the six months ended June 30, 2021 and 2022.

The movement of the Preferred Shares at end of each reporting period is as follows:

Preferred Shares
US$
As of January 1, 2021	284,791
Change in fair value	38,472

As of June 30, 2021	323,263

As of January 1, 2022	322,215
Change in fair value	(23,669)

As of June 30, 2022	298,546

The Preferred Shares were valued by the management of the Company with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experiences in valuation of similar instruments.

The Company used the Black-Scholes model to determine the underlying share value of the Company and performed an equity allocation based on option pricing model (the “OPM” model) to arrive the fair value of the Preferred Shares at the end of each reporting period.

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in OPM model to determine the fair value of the Preferred Shares are as follows:

	As of December 31,	As of June 30,
	2021	2022
Time to liquidation	1.5 years	1.59 years
Risk-free rate	0.56%	2.87%
Expected volatility (note)	72.5%	72.5%
Dividend yield	0%	0%
Possibility under IPO scenario	25%	50%
Possibility under liquidation scenario	75%	50%

Note:	The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

20.	SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of January 1, 2022 and June 30, 2022 represented the issued ordinary share capital of the Company.

	Notes	Number of shares	Par value per share	Amount
			US$	US$
Authorized:
As of January 1, 2021, June 30, 2021, January 1, 2022 and June 30, 2022		444,343,488		44

Issued and fully paid:
As of January 1, 2021		386,741,005		39
Exercise of share options	(i)	5,796,656	0.0001	1

As of June 30, 2021		392,537,661		40

As of January 1, 2022		393,252,140		40
Exercise of share options	(ii)	6,973,958	0.0001	1

As of June 30, 2022		400,226,098		41

All the ordinary shares issued during the six months ended June 30, 2021 and 2022 rank pari passu with the existing shares in all respects.

Notes:

(i)

During the six months ended June 30, 2021, share option holders exercised their rights to subscribe for 5,600,823, 108,333 and 87,500 ordinary shares in the Company at an exercise price of US$0.01, US$0.02 and US$0.21 per share, respectively.

(ii)

During the six months ended June 30, 2022, share option holders exercised their rights to subscribe for 158,333, 6,750,000, 25,000 and 40,625 ordinary shares in the Company at an exercise price of US$0.01, US$0.02, US$0.21 and US$0.26 per share, respectively.

Treasury shares

	Number of treasury shares	Subscription price per share	Amount
		US$	US$
As of January 1, 2021	26,365,915		3,252
Restricted shares vested	(3,176,360)	0.01	(32)
Early exercised share options vested during the period	(3,994,565)	0.26	(1,039)

As of June 30, 2021	19,194,990		2,181

As of January 1, 2022	14,086,748		1,647
Restricted shares vested	(1,164,666)	0.01	(21)
Early exercised share options vested during the period	(5,991,847)	0.26	(1,558)

As of June 30, 2022	6,930,235		68

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

20.	SHARE CAPITAL/TREASURY SHARES - continued

Treasury shares - continued

Treasury shares represented unvested restricted shares granted to the director of the Company and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company during the vesting period as disclosed in Note 21.

21.	SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plans (the “2016 Plan”) for the purpose to secure and retain employees, directors and consultants of the Company (the “Eligible Persons”), provide incentives for them to exert maximum efforts for the success of the Company and any affiliate and provide means by which the Eligible Persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan is 337,225,866 and 337,225,866 ordinary shares of the Company as of December 31, 2021 and June 30, 2022, respectively, subject to any adjustments for other dilutive issuances.

During the six months ended June 30, 2021 and 2022, the Company had issued restricted share awards and share options to the Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under the 2016 Plan by the Company.

Restricted share awards

All the restricted shares shall be subject to repurchase at the option by the Company at the subscription price paid by Eligible Persons upon voluntary or involuntary termination of his employment with the Company (the “Repurchase Option”).

The Repurchase Option shall be exercised by the Company and/or the designees of the Company as to the number of unreleased shares, within sixty days after the termination of his employment with the Company giving written notice to Eligible Persons.

The aforesaid arrangement has been accounted for as share-based payment transactions. Accordingly, the Group measured the fair value of the unvested restricted shares as of the grant date and is recognizing the amount as compensation expense over the vesting period for each separately vesting portion of the unvested restricted shares.

The subscription price received by the Group in relation to the unvested restricted shares that are subject to the Repurchase Option held by the Company have been recognized as financial liabilities arising from unvested restricted shares as disclosed in Note 18.

The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for the restricted shares granted are approximately US$16 and US$36, for the six months ended June 30, 2021 and 2022, respectively.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

21.	SHARE-BASED PAYMENTS - continued

Restricted share awards - continued

The following table summarized the Group’s restricted shares movement during the six months ended June 30, 2021 and 2022:

	2021	2022
	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding as of January 1,	14,447,616	8,094,901
Vested	(3,176,360)	(1,164,666)

Outstanding as of June 30,	11,271,256	6,930,235

The range of subscription price for the restricted shares is US$0.003 to US$0.01 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition.

Share options

The following table discloses movements of the Company’s share options under the 2016 Plan held by grantees during the six months ended June 30, 2021 and 2022:

	2021		2022
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
		US$		US$
Outstanding at January 1,	151,133,235	0.169	155,059,183	0.203
Granted	34,425,000	0.275	2,250,000	0.310
Exercised	(5,796,656)	0.013	(6,973,958)	0.022
Forfeited	(25,342,396)	0.160	(15,568,541)	0.225

Outstanding at June 30,	154,419,183	0.192	134,766,684	0.212

Exercisable at the end of the period	68,307,216		65,767,112

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of June 30, 2021 and 2022 had a weighted average remaining contractual life of 8.7 years and 7.8 years, respectively. During the six months ended June 30, 2021 and 2022, the weighted average fair value of the share options granted is US$0.279 per share and US$0.310 per share, respectively.

The time-based share options will be vested ratably on a monthly basis over range of 24-months to 48-months vesting period or with 25% or 50% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over range of 12-months to 36-months vesting period. The milestone-based share options will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

21.	SHARE-BASED PAYMENTS - continued

Share options - continued

based on the most likely outcome of each of the performance condition. During the year ended December 31, 2020, 11,918,299 time-based share options have been early exercised by Dr. Yu and subject to the Repurchase Option, and the remaining unvested early exercised share options as of June 30, 2021 and 2022 are 7,923,734 and 0, respectively.

OPM model was used to determine the fair value of the option granted.

The key inputs for the share options granted during the periods were as follows:

	For the six months ended June 30,
	2021		2022
Grant date option fair value per share	US$	0.1430-0.1544	US$	0.0933
Exercise price	US$	0.26-0.31	US$	0.31
Expected volatility (note)		75%-80%		75%
Expected life		6.078 years		6.078 years
Risk-free rate		0.51%-1.09%		1.35%
Expected dividend yield		0%		0%

Note:	The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated statements of profit or loss and other comprehensive income for share options granted under the 2016 Plan are approximately US$4,098 and US$2,028 for the six months ended June 30, 2021 and 2022, respectively.

22.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

(i)	Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	December 31	June 30
	2021	2022
	US$	US$
Financial assets

Market fund	23,744	23,776	Level 2	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

22.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS - continued

	Fair value as of		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	December 31	June 30
	2021	2022
	US$	US$
Financial liabilities

Convertible preferred shares	322,215	298,546	Level 3	Black-Scholes model and OPM method - the key inputs are: time to liquidation, risk-free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa

Note:

A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of convertible preferred shares by US$23,811 or US$22,166 and US$32,322 or US$32,322 as of December 31, 2021 and June 30, 2022, respectively.

(ii)	Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the convertible preferred shares are set out in Note 19. All the unrealized fair value changes loss of US$38,472 and gain of US$23,669 for the six months ended June 30, 2021 and 2022, respectively, relate to the convertible preferred shares were recognized in the profit or loss.

(iii)	Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the unaudited condensed consolidated financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

23.	RETIREMENT BENEFITS PLAN

The employees employed by the PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the US. These plans are defined contribution plans covering employees employed in the US and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of US$540 and US$434, respectively, represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2021 and 2022.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

23.	RETIREMENT BENEFITS PLAN - continued

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

24.	RELATED PARTY DISCLOSURES

(i)	Compensation of key management personnel

The remuneration of directors of the Company and other members of key management were as follows:

	For the six months ended June 30,
	2021	2022
	US$	US$
Short term benefits	1,281	1,540
Retirement benefit scheme contributions	5	6
Share-based payment	1,598	1,117

	2,884	2,663

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

25.	MAJOR NON-CASH TRANSACTIONS

During the six months ended June 30, 2021 and 2022:

(i)

the Group entered into new lease agreements for the use of offices and, plant and equipment for 12 months to 60 months. On the lease commencement, the Group recognized US$4 and US$4 of right-of-use assets and lease liabilities, respectively during the six months ended June 30, 2021 and recognized US$572 and US$572 of right-of-use assets and lease liabilities, respectively during the six months ended June 30, 2022; and

(ii)

financial liabilities arising from unvested restricted shares of US$1,071 and US$1,579, respectively have been derecognized upon vesting of restricted shares and vesting of early exercised share options.

26.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021 and June 30, 2022, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to US$52,298 and US$52,298, respectively.

APOLLOMICS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

27.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through November 22, 2022, which is the date when the unaudited condensed consolidated financial statements were available to be issued.

a.

From July 2022 to November 2022, the Company granted 9,250,000 share options to certain employees with exercise price of US$0.31 per share. One forth (25%) of these share options shall vest on the first anniversary of the vesting inception date and the remaining portion (75%) of the share options shall be vested ratably on a monthly basis over 36-months vesting period.

b.	From July 2022 to November 2022, share option holders exercised their rights to subscribe for 1,424,583 ordinary shares in the Company at a weighted average exercise price of US$0.16 per share;

c.

On September 14, 2022, Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation, entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Maxpro, the Company and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company which was incorporated on August 19, 2022 (“Merger Sub”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the closing of the Business Combination (the “Closing”), Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics.

Upon the Closing, (i) each then issued and outstanding share of Maxpro’s Class B common stock, par value $0.0001 per share (each, a “Founder Share”), will be converted into one share of Maxpro’s Class A common stock, par value $0.0001 per share (“Maxpro Class A Common Stock”), and (ii) then each share of Maxpro Class A Common Stock that is issued and outstanding and has not been redeemed will be converted into the right to receive one Apollomics ordinary share designated as Class A ordinary share in Apollomics’ organizational documents, par value $0.0001 per Class A share (each, a “Post-Closing Apollomics Class A Ordinary Share”, and together with Post-Closing Apollomics Class B Ordinary Shares, “Post-Closing Apollomics Ordinary Shares”).

Each outstanding warrant to purchase Maxpro Class A Common Stock (each, a “Maxpro Warrant”) will become a warrant of Apollomics to purchase Post-Closing Apollomics Class A Ordinary Shares, with each such warrant exercisable for the number of Post-Closing Apollomics Class A Ordinary Shares the holder of such Maxpro Warrant would have received in the Business Combination if it exercised such Maxpro Warrant immediately prior to the Business Combination.

The transactions have not yet been completed as of the date of this report.

d.

In August and September 2022, the Company received written request from certain convertible preferred shareholders to redeem the preferred shares held by them in accordance with the contractual redemption terms, in the total cash consideration approximately of US$26,140. The cash payment will be settled within 18 months from the received date of the notice.

APOLLOMICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Apollomics Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Apollomics Inc. (formerly known as CB Therapeutics Inc.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2020 and 2021, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, the People’s Republic of China

September 29, 2022

We have served as the Company’s auditor since 2022.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of U.S. Dollars (“US$”), except for share and per share data)

		Year ended December 31
	NOTES	2020	2021
		US$	US$
Other income	7	2,060	1,054
Other gains and losses	8	144	36
Fair value change of financial assets at fair value through profit or loss (“FVTPL”)		108	2
Fair value change of convertible preferred shares	24	(26,572)	(37,424)
Research and development expenses		(31,441)	(35,568)
Administrative expenses		(11,043)	(15,291)
Impairment loss of an intangible asset	16	(1,000)	(3,000)
Issuance costs for convertible preferred shares		(3,782)	—
Finance costs	9	(72)	(83)
Other expense	11	(3,307)	(4,522)

Loss before taxation		(74,905)	(94,796)
Income tax credit (expense)	10	85	(1)

Loss and total comprehensive expenses for the year, attributable to owners of the Company	11	(74,820)	(94,797)

Loss per share — Basic and diluted (US$)	13	(0.21)	(0.23)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

		As of December 31,
	NOTES	2020	2021
		US$	US$
Non-current assets
Plant and equipment	14	363	280
Right-of-use assets	15	1,511	1,036
Intangible assets	16	10,318	14,798
Rental deposits		88	113
Time deposits with original maturity over three months	20	—	7,842

Total non-current assets		12,280	24,069

Current assets
Deposits, prepayments and deferred expenses	18	3,069	4,827
Tax recoverable		205	57
Financial assets at FVTPL	19	23,742	23,744
Time deposits with original maturity over three months	20	—	24,000
Cash and cash equivalents	20	130,645	46,740

Total current assets		157,661	99,368

Total assets		169,941	123,437

Current liabilities
Other payables and accruals	21	8,174	11,401
Financial liabilities arising from unvested restricted shares	22	3,252	1,647
Tax payable		146	—
Lease liabilities	23	512	508

Total current liabilities		12,084	13,556

Net current assets		145,577	85,812

Total assets less current liabilities		157,857	109,881

Non-current liabilities
Lease liabilities	23	999	528
Convertible preferred shares	24	284,791	322,215

Total non-current liabilities		285,790	322,743

Net liabilities		(127,933)	(212,862)

Equity
Share capital	25	39	40
Treasury shares	25	(3,252)	(1,647)
Share premium		11,748	11,888
Reserves		5,075	12,292
Accumulated losses		(141,543)	(235,435)

		(127,933)	(212,862)

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of US$, except for share)

	Share capital		Treasury shares			Reserves
	Number of		Number of		Share	Other	Share-based payment	Accumulated	Total
	Shares	Amount	Shares	Amount	premium	reserve	reserve	losses
		US$		US$	US$	US$	US$	US$	US$
						(note)
As of January 1, 2020	360,791,045	36	40,583,273	(322)	5,722	194	379	(66,731)	(60,722)
Loss and total comprehensive expenses for the year	—	—	—	—	—	—	—	(74,820)	(74,820)
Exercise of share options (Note 25)	25,949,960	3	11,918,299	(3,099)	6,026	1,345	(1,345)	—	2,930
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(8)	8	—
Restricted share awards vested (Notes 25 and 26)	—	—	(26,135,657)	169	—	81	(81)	—	169
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	4,510	—	4,510

As of December 31, 2020	386,741,005	39	26,365,915	(3,252)	11,748	1,620	3,455	(141,543)	(127,933)

Loss and total comprehensive expenses for the year	—	—	—	—	—	—	—	(94,797)	(94,797)
Exercise of share options (Note 25)	6,511,135	1	—	—	140	51	(51)	—	141
Forfeiture of vested share options (Note 26)	—	—	—	—	—	—	(905)	905	—
Restricted share awards vested (Notes 25 and 26)	—	—	(6,352,715)	64	—	63	(63)	—	64
Early exercised share options vested during the year (Note 25 and 26)	—	—	(5,926,452)	1,541	—	706	(706)	—	1,541
Recognition of equity-settled share-based payment (Note 26)	—	—	—	—	—	—	8,122	—	8,122

As of December 31, 2021	393,252,140	40	14,086,748	(1,647)	11,888	2,440	9,852	(235,435)	(212,862)

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of US$)

	For Year ended December 31
	2020	2021
	US$	US$
OPERATING ACTIVITIES
Loss before taxation	(74,905)	(94,796)
Adjustments for:
Interest income	(330)	(467)
Depreciation of plant and equipment	117	133
Depreciation of right-of-use assets	472	528
Amortization of intangible assets	20	20
Impairment loss of an intangible asset	1,000	3,000
Fair value change of financial assets at FVTPL	(108)	(2)
Fair value change of convertible preferred shares	26,572	37,424
Finance costs	72	83
Share-based payment expenses	4,510	8,122
Issuance costs for convertible preferred shares	3,782	—

Operating cash flows before movements in working capital	(38,798)	(45,955)
Increase in deposits, prepayments and deferred expenses	(940)	(453)
Increase in other payables and accruals	4,001	3,096

NET CASH USED IN OPERATION	(35,737)	(43,312)
Taxation refund	56	—

NET CASH USED IN OPERATING ACTIVITIES	(35,681)	(43,312)

INVESTING ACTIVITIES
Interest received	330	467
Proceeds from redemption of time deposits with original maturity over three months	11,000	71,948
Purchase of plant and equipment	(144)	(50)
Purchase of intangible assets	(10,000)	(7,500)
Proceeds from disposal of financial asset at FVTPL	7,000	—
Payment for rental deposits	—	(25)
Refund of rental deposits	8	—
Placement of time deposits with original maturity over three months	(6,000)	(103,790)
Repayment of loan to a director	131	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES	2,325	(38,950)

FINANCING ACTIVITIES
Proceeds on issue of convertible preferred shares	124,250	—
Proceeds from issue of shares upon exercise of share options	6,029	141
Interest paid	(72)	(83)
Accrued issuance costs paid	(439)	(1,173)
Issuance costs paid for convertible preferred shares	(3,782)	—
Repayment of lease liabilities	(472)	(528)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	125,514	(1,643)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	92,158	(83,905)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	38,487	130,645

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	130,645	46,740

The accompanying notes are an integral part of the consolidated financial statements.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

1.	GENERAL INFORMATION

Apollomics Inc. (previously CB Therapeutics Inc., “Apollomics”, the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability on May 21, 2015 under the Companies Law of the Cayman Islands. Apollomics is an investment holding company, through its subsidiaries (collectively referred to as the “Group”), engaging in research and development of biologics of oncology. The Company’s principal place of business is in mainland China, Hong Kong and the United States.

The consolidated financial statements are presented in U.S. dollars (“US$”) and subsidiaries included in the consolidated financial statements as below:

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs

Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs

Apollomics (Hong Kong) Limited	Hong Kong, China June 24,2019	Investment holding

Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs

Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared based on the accounting policies set out in Note 4 which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group has incurred recurring losses and negative cash flows from operations since inception and had an accumulated losses of US$235,435 as of December 31, 2021. In addition, the Group recorded net liabilities of US$212, 862 as of December 31, 2021.The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. The management of the Company have reviewed the Group’s cash outflow projections, existing cash and cash equivalents and time deposits and believed that the Group will have sufficient working capital to meet its financial liabilities and obligations as and when they fall due and to sustain its operations for the next twelve months from December 31, 2021.

3.	ADOPTION OF NEW AND AMENDMENTS TO IFRSs

For the purposes of preparing and presenting the consolidated financial statements, the Group has consistently applied the accounting policies which conform with the IFRSs, which are effective for the Group’s accounting period beginning on January 1, 2020.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments[1]
Amendments to IFRS 3	Reference to the Conceptual Framework[3]
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021[4]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[1]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IAS 8	Definition of Accounting Estimates[1]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[1]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[3]
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract[3]
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 — 2020[3]

[1]	Effective for annual periods beginning on or after January 1, 2023
[2]	Effective for annual periods beginning on or after a date to be determined
[3]	Effective for annual periods beginning on or after January 1, 2022
[4]	Effective for annual periods beginning on or after April 1, 2021

Except for the amendments to IFRSs mentioned below, the management of the Company anticipate that the application of the other new and amendments to IFRSs will have no material impact on the Group’s financial performance and positions and/or the disclosures to the Group’s consolidated financial statements in the foreseeable future.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current, which:

•	specify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that:

(i)	the classification should not be affected by management intentions or expectations to settle the liability within 12 months; and

(ii)

if the right is conditional on the compliance with covenants, the right exists if the conditions are met at the end of the reporting period, even if the lender does not test compliance until a later date.

•

clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current only if the entity recognizes the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

As at December 31, 2021, the Group’s outstanding convertible preferred shares include counterparty conversion options that do not meet equity instruments classification by applying IAS 32 Financial instruments: Presentation. The Group classified as current or non-current based on the earliest date in which the Group has the obligation to redeem these instruments through cash settlement. The convertible preferred shares were designated as at fair value through profit or loss (“FVTPL”) with carrying amount of US$322,215 as of December 31, 2021 and is classified as non-current as set out in Note 24. Upon the application of the amendments, in addition to the obligation to redeem through cash settlement, the transfer of equity instruments upon the exercise of the conversion options that do not meet equity instruments classification also constitute settlement of the convertible instruments. As of December 31, 2021, the convertible preferred shares designated as at FVTPL amounting to US$322,215 would continue to be classified as non-current.

Except for as disclosed above, the application of the amendments is not expected to have significant impact on the Group’s consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

IAS 1 is amended to replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The amendments also clarify that accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. If an entity chooses to disclose immaterial accounting policy information, such information must not obscure material accounting policy information.

IFRS Practice Statement 2 Making Materiality Judgments (the “Practice Statement”) is also amended to illustrate how an entity applies the “four-step materiality process” to accounting policy disclosures and to judge whether information about an accounting policy is material to its financial statements. Guidance and examples are added to the Practice Statement.

The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may affect the disclosures of the Group’s significant accounting policies. The impacts of application, if any, will be disclosed in the Group’s future consolidated financial statements.

Amendments to IAS 8 Definition of Accounting Estimates

The amendments define accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”. An accounting policy may require items in financial statements to be measured in a way that involves measurement uncertainty — that is, the accounting policy may require such items to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, an entity develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgments or assumptions based on the latest available, reliable information.

In addition, the concept of changes in accounting estimates in IAS 8 is retained with additional clarifications.

The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may require additional disclosures of the Group’s significant accounting

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

estimates. The impacts of application, if any, will be disclosed in the Group’s future consolidated financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the following accounting policies set out below which conform with IFRSs issued by the IASB. For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decisions made by primary users.

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payments, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Apollomics and entities controlled by Apollomics and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Investments in subsidiaries

Investments in subsidiaries are included in the statements of financial position of the Company at cost less any identified impairment loss.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under “other income”.

Retirement benefits costs

Payments to defined contribution retirement benefit plans, including the defined contribution plan in the US, state-managed retirement benefit schemes in the People’s Republic of China (the “PRC”) are recognized as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS standard requires or permits the inclusion of the benefit in the cost of an asset.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

A liability is recognized for benefits accruing to employees (such as wages, salaries and leave entitlement) after deducting any amount already paid.

Share-based payments

Equity-settled share-based payment transactions

Share options and restricted shares granted to employees and others providing similar services

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (share-based payment reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve.

When share options are exercised or the restricted shares are vested, the amount previously recognized in share-based payment reserve will be transferred to other reserve. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payment reserve will be transferred to accumulated losses.

Taxation

Income taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘loss before taxation’ because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of each reporting period, to recover or settle the carrying amount of its assets and liabilities.

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to the leasing transaction as a whole. Temporary differences relating to right-of-use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss.

Plant and equipment

Plant and equipment are stated at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

As a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The Group applies practical expedient not to separate non-lease components from lease component, and instead account for the lease component and any associated non-lease components as a single lease component.

Short-term leases

The Group applies the short-term lease recognition exemption to leases of plant and equipment, that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases is recognized as expense on a straight-line basis over the lease term.

Right-of-use assets

Except for short-term leases, the Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of the initial measurement of the lease liability.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets as a separate line item on the consolidated statements of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted for under IFRS 9 Financial Instruments and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

Internally-generated intangible assets — research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development activities (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets that are acquired separately.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Impairment on plant and equipment, right-of-use assets and intangible assets

At the end of each reporting period, the management of the Company reviews the carrying amounts of plant and equipment, right-of-use assets and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss, if any. Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

The recoverable amount of plant and equipment, right-of-use assets and intangible assets is estimated individually. When it is not possible to estimate the recoverable amount of an asset individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or a group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and cash at bank that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

Interest income is recognized in profit or loss and is included in the “other income” line item.

(ii)	Financial assets at FVTPL

Financial assets of the Group that do not meet the criteria for being measured at amortized cost are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any interest earned on the financial asset and is presented as “fair value change of financial assets at FVTPL” line item.

Impairment of financial assets

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, amounts due from subsidiaries, time deposits with original maturity over three months

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

and cash and cash equivalents) which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

For all financial instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•

significant deterioration in external market indicators of credit risk for a particular financial instrument, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor; and

•

an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. The Group considers a debt instrument have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definition.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables that meet either of the following criteria are generally not recoverable.

•	when there is a breach of financial covenants by the counterparty; or

•

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;

(b)	a breach of contract, such as a default or past due event;

(c)

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information as described above.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risk of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Treasury shares

Own equity instruments held by the Company or the Group (treasury shares) are recognized directly in equity at cost. No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancelation of the Company’s own equity instruments.

Financial liabilities

All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination to which IFRS 3 Business Combinations applies, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;

•

the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. For financial liabilities that contain embedded derivatives, such as Preferred Shares, the changes in fair value of the embedded derivatives are excluded in determining the amount to be presented in other comprehensive income. The remaining amount of change in the fair value of liability is recognized in profit or loss. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to accumulated losses upon derecognition of the financial liability.

Preferred Shares

Preferred Shares, which contain redemption features and other embedded derivatives, are designated as at financial liabilities at FVTPL.

Financial liabilities at amortized cost

Financial liabilities representing other payables and financial liabilities arising from unvested restricted shares are subsequently measured at amortized cost, using the effective interest method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date when derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts that are not financial assets within the scope of IFRS 9 are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

Generally, multiple embedded derivatives in a single instrument that are separated from the host contracts are treated as a single compound embedded derivative unless those derivatives relate to different risk exposures and are readily separable and independent of each other.

5.	CRITICAL ACCOUNTING JUDGMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, the management of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgment in applying accounting policies

The following is the critical judgment, apart from those involving estimations (see below), that the Company have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Research and development expenses

Development costs incurred on the Group’s research and development projects are capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, the Group’s intention to complete and the Group’s ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the pipeline and the ability to measure reliably the expenditure during the development. Development costs which do not meet these criteria are expensed when incurred.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The Company assess the progress of each of the research and development projects and determine whether the criteria are met for capitalization. During the years ended December 31, 2020 and 2021, all the related development costs are expensed when incurred.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the coming twelve months, are described below.

Fair value of Preferred Shares

The Preferred Shares of the Company are measured at fair value for financial reporting purpose. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the management with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in valuation of similar financial instruments. The fair value of these financial liabilities is established by using valuation techniques as disclosed in Note 24. Valuation techniques are certified by the valuer before being implemented for valuation and are calibrated to ensure that outputs reflect market conditions. Valuation models established by the valuer make the maximum use of market inputs and rely as little as possible on the Group’s specific data. However, it should be noted that some inputs, such as the underlying share value of the Company, possibilities under different scenarios such as initial public offerings (“IPO”) and time to liquidation require management estimates. The estimates and assumptions by the management of the Company are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of the financial liabilities at FVTPL. The fair values of the Preferred Shares which are classified as financial liabilities at FVTPL as at December 31, 2020 and 2021 were US$284,791 and US$322,215, respectively. The fair value loss recognized in the profit or loss during the years ended December 31, 2020 and 2021 amounted to US$26,572 and US$37,424, respectively.

6.	REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the years ended December 31, 2020 and 2021.

Segment information

For the purposes of resources allocation and performance assessment, the Chief Executive Officer of the Company, being the chief operating decision makers, review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

Geographical information

The Group did not record any revenue throughout the years ended December 31, 2020 and 2021 and the Group’s non-current assets are located in the US and the PRC. Information about the Group’s non-current

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

assets, excluding rental deposits and time deposits with original maturity over three months, by geographical location of the assets is detailed below:

	As of December 31
	2020	2021
	US$	US$
PRC	10,476	13,358
US	1,716	2,756

	12,192	16,114

7.	OTHER INCOME

	Year ended December 31
	2020	2021
	US$	US$
Interest income (note i)	330	467
Government grants (note ii)	1,730	587

	2,060	1,054

Notes:

(i)	Included in interest income of US$2 for the year ended December 31, 2020 is arising from loan to a director as disclosed in Note 30.

(ii)

Included in the government grants are amounts in thousands of Australian Dollar (“AUD”) 1,942 (equivalent to approximately US$1,407) and nil, representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the years ended December 31, 2020 and 2021 respectively. The remaining amounts represent government subsidies in relation to the research and development activities carried out in a university in the US and the PRC. All the government grants provide immediate financial support with no future related costs nor related to any assets.

8.	OTHER GAINS AND LOSSES

	Year ended December 31
	2020	2021
	US$	US$
Exchange gains, net	144	36

9.	FINANCE COSTS

	Year ended December 31
	2020	2021
	US$	US$
Interest expenses on lease liabilities	72	83

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

10.	INCOME TAX (CREDIT) EXPENSE

The Company is exempted from taxation under the laws of the Cayman Islands.

The US CIT includes (a) federal income tax calculated at a flat rate of 21% on the estimated US federal taxable income in accordance to the Tax Cuts and Jobs Act of 2017; (b) state income tax calculated at a fixed rate of 8.84% on the estimated state taxable income for California, US. The income subject to tax in California is calculated based on the federal taxable income with state tax adjustments, which is then allocated or apportioned to the respective state (i.e. percentage of taxable income that should be apportioned or specially allocated to the respective states in which the Group operates) based on the apportionment factors provided from the state tax returns in previous year and (c) state minimum tax if there is no assessable profit.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020 in the US. Under the CARES Act, the companies incorporated in the US can carry back net operating loss incurred (if any), in the calendar years ended December 31, 2018, 2019 and 2020 to previous five financial years that has taxable profit for tax refund. As such, the subsidiary of the Company in the US is eligible to carry back approximately US$976 net operating loss incurred in the year ended December 31, 2020 which give rise to approximately US$205 tax credit and such tax credit has been credited to the profit or loss and recognized as tax recoverable on the consolidated statement of financial position as at December 31, 2020. No such tax credit has been credited to the profit and loss during the year ended December 31, 2021.

The PRC enterprises income tax (“EIT”) is calculated at the prevailing tax rate on the taxable income of the subsidiaries operating in the PRC. Under the Law of the PRC on EIT (the “EIT Law”) and Implementation Regulation of the EIT Law, the applicable tax rate of the PRC subsidiaries is at 25% during the years ended December 31, 2020 and 2021.

Under the Treasury Law Amendment (Enterprise Tax Plan Base Rate Entities) Bill 2018 of Australia, qualifying base rate entities that meet aggregate turnover threshold can be eligible for a lower corporate tax rate of 27.5%. Apollomics (Australia) Pty. Ltd., a wholly-owned subsidiary of the Company, is qualified as a small business entity and is subject to a corporate tax rate of 27.5% during the years ended December 31, 2020 and 2021.

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for a Hong Kong incorporated subsidiary.

	Year ended December 31
	2020	2021
	US$	US$
US Corporate Income Tax (“CIT”) (note ii)
— current year	(205)	1
— over-provision in prior years	(58)	—
Deferred tax (Note 17)	178	—

	(85)	1

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries either had no assessable profit or incurred tax losses in the PRC, Australia and Hong Kong for the years ended December 31, 2020 and 2021.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The income tax (credit) expense for the years ended December 31, 2020 and 2021 can be reconciled to the loss before taxation per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended December 31
	2020	2021
	US$	US$
Loss before taxation	(74,905)	(94,796)

Tax at the US federal tax rate of 21%	(15,730)	(19,907)
Tax effect of expenses not deductible for tax purpose	10,258	20,419
Tax effect of income not taxable for tax purpose	(386)	(309)
Over-provision in respect of prior years	(58)	—
Tax effect of tax losses not recognized	6,461	360
Tax effect of CARES Act	(205)	—
Tax effect of foreign tax differential rates	(425)	(562)

Income tax (credit) expense for the year	(85)	1

11.	LOSS FOR THE YEAR

	Year ended December 31
	2020	2021
	US$	US$
Loss for the year has been arrived at after charging:
Staff costs:
Salaries and other allowances	11,185	18,871
Retirement benefits scheme contributions	536	749
Share-based payment expenses	4,510	8,122

Total staff costs	16,231	27,742

Depreciation of plant and equipment	117	133
Depreciation of right-of-use assets	472	528
Amortization of intangible assets	20	20
Impairment loss of an intangible asset	1,000	3,000
Other expense (note)	3,307	4,522

Note:	Other expense represented the expenses incurred for a public offering application pursuing in other capital market which was suspended in 2022.

12.	DIVIDENDS

No dividend was declared or paid by the Company during the years ended December 31, 2020 and 2021, nor has any dividend been proposed since the end of the year ended December 31, 2021.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

13.	LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	Year ended December 31
	2020	2021
	US$	US$
Loss:
Loss for the year attributable to owners of the Company for the purpose of calculating basic and diluted loss per share	(74,820)	(94,797)

Number of shares (‘000):
Weighted average number of ordinary shares for the purpose of calculating basic and diluted loss per share	361,480	404,186

As of December 31, 2020 and 2021, Series A1, A2, B and C preferred shares, unvested restricted shares and share options outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31
	2020	2021
Number of series A1 convertible preferred shares (“Series A1 Preferred Shares”)	132,057,583	132,057,583
Number of series A2 convertible preferred shares (“Series A2 Preferred Shares”)	73,371,157	73,371,157
Number of series B convertible preferred shares (“Series B Preferred Shares”)	297,352,949	297,352,949
Number of series C convertible preferred shares (“Series C Preferred Shares”)	256,449,944	256,449,944
Unvested restricted shares	14,447,616	8,094,901
Share options	151,133,235	155,059,183

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

14.	PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and other equipment	Total
	US$	US$	US$
COST
As of January 1, 2020	106	274	380
Additions	11	133	144
Written off	—	(13)	(13)

As of December 31, 2020	117	394	511
Additions	18	32	50

As of December 31, 2021	135	426	561

DEPRECIATION
As of January 1, 2020	(22)	(22)	(44)
Provided for the year	(27)	(90)	(117)
Written off	—	13	13

As of December 31, 2020	(49)	(99)	(148)
Provided for the year	(31)	(102)	(133)

As of December 31, 2021	(80)	(201)	(281)

CARRYING VALUES
As of December 31, 2020	68	295	363

As of December 31, 2021	55	225	280

The above items of plant and equipment are depreciated over their estimated useful lives, using straight-line method after taking into account the residual values, at the following rates per annum:

Leasehold improvements	Over the shorter of the relevant lease term or 20%
Furniture and other equipment	14% - 33%

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

15.	RIGHT-OF-USE ASSETS

	Offices	Plant and equipment	Total
	US$	US$	US$
COST
As of January 1, 2020	2,010	57	2,067
Additions	309	—	309

As of December 31, 2020	2,319	57	2,376
Additions	48	5	53

As of December 31, 2021	2,367	62	2,429

DEPRECIATION
As of January 1, 2020	(379)	(14)	(393)
Provided for the year	(457)	(15)	(472)

As of December 31, 2020	(836)	(29)	(865)
Provided for the year	(513)	(15)	(528)

As of December 31, 2021	(1,349)	(44)	(1,393)

CARRYING VALUES
As of December 31, 2020	1,483	28	1,511

As of December 31, 2021	1,018	18	1,036

The right-of-use assets are depreciated over the lease terms using straight-line method.

	Year ended December 31
	2020	2021
	US$	US$
Expense relating to short-term leases	38	56

Total cash outflow for leases	582	667

Lease contracts are entered into for fixed terms of 12 months to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

The Group regularly entered into short-term leases for plant and equipment. As of December 31, 2020 and 2021, the portfolio of short-term leases is similar to the portfolio of short-term leases to which the short-term lease expense disclosed above.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

16.	INTANGIBLE ASSETS

	Patent rights (available for use)	Patent rights (not available for use)	Total
	US$	US$	US$
	(note i)	(note ii)
COST
As of January 1, 2020	375	1,000	1,375
Addition	—	10,000	10,000

As of December 31, 2020	375	11,000	11,375
Addition	—	7,500	7,500

As of December 31, 2021	375	18,500	18,875

AMORTIZATION AND IMPAIRMENT
As of January 1, 2020	(37)	—	(37)
Charge for the year	(20)	—	(20)
Impairment loss recognized	—	(1,000)	(1,000)

As of December 31, 2020	(57)	(1,000)	(1,057)
Charge for the year	(20)	—	(20)
Impairment loss recognized	—	(3,000)	(3,000)

As of December 31, 2021	(77)	(4,000)	(4,077)

CARRYING VALUES
As of December 31, 2020	318	10,000	10,318

As of December 31, 2021	298	14,500	14,798

Notes:

(i)	The patent rights grant the Group the right to use certain scientific data for research and manufacture of pipelines, namely APL-501, APL-502 and APL-509.

(ii)

These patent rights are not yet available for use by the Group as the Group is still undergoing pre-clinical study application or clinical trials on the relevant drugs in designated territories under the patent rights and has yet to obtain regulatory approval for the new drug to be launched to the market. The patent rights are tested for impairment annually and whenever there is an indication that they may be impaired. Amortization will commence when the patent rights are available for use (i.e. when they are ready for commercialization and have obtained the regulatory new drug application approval in the designated territories) by the Group. During the year ended December 31, 2020 and 2021, patent rights with carrying amount of US$1,000 and US$3,000 were impaired, respectively, as they were acquired for combination trial of an existing drug candidate, which was subsequently replaced by another formulation, or acquired for self-development which the Group cannot proceed further research due to the failure in providing drug supplies by the original vendor according to the agreement. Accordingly, the Group has fully impaired the patent rights with reference to their respective amount determined on value in use calculations.

The patent rights have finite lives and are amortized on a straight-line basis. The useful lives of patent rights ranged between 10 to 18 years for the years ended December 31, 2020 and 2021. The useful lives of patent rights were determined by the management of the Group taking into account the period over which the patent rights are expected to be available for use by the Group and the stability of the industry.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

17.	DEFERRED TAXATION

For the purpose of presentation in the consolidated financial statements, the deferred tax assets and liabilities have been offset.

The major deferred tax assets (liabilities) recognized and movements thereon during the years ended December 31, 2020 and 2021 are as follows:

	Accelerated tax depreciation	Accrual	Total
	US$	US$	US$
As of January 1, 2020	(55)	233	178
Credit (charge) to profit or loss (Note 10)	9	(187)	(178)

As of December 31, 2020	(46)	46	—
Credit (charge) to profit or loss (Note 10)	14	(14)	—

As of December 31, 2021	(32)	32	—

The Group had unused tax losses of US$38,457 and US$38,833 available for offset against future profits as of December 31, 2020 and 2021, respectively. No deferred tax asset has been recognized due to the unpredictability of future profit streams. Other than the unrecognized tax losses of US$5,510 and US$5,698 as of December 31, 2020 and 2021 respectively that can be carried forward indefinitely, the remaining unrecognized tax losses will be carried forward and expire in years as follows:

	As at December 31
	2020	2021
	US$	US$
2023	612	612
2024	2,364	2,364
2025	4,634	4,634
2026	—	7,025
Indefinite	25,337	18,500

	32,947	33,135

There was no other significant unprovided deferred taxation for the years ended December 31, 2020 and 2021 or at the end of each reporting period.

18.	DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of December 31
	2020	2021
	US$	US$
Other prepayments	1,146	1,554
Deferred share issue costs(note)	950	2,255
Prepayments for other expense(note)	607	443
Value-Added Tax recoverable	210	449
Deposits	122	120
Payment in advance to suppliers	34	6

	3,069	4,827

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Note:	The deferred share issue costs and prepayments for other expense were related to a public offering application pursuing in other capital market which has been suspended in 2022.

19.	FINANCIAL ASSETS AT FVTPL

The financial assets at FVTPL of US$23,742 and US$23,744 as of December 31, 2020 and 2021 respectively, represents investment in a market fund in the US, which solely holds investments in the US treasury bonds. Details of fair value measurement are set out in Note 28.

20.	TIME DEPOSITS WITH ORIGINAL MATURITY OVER THREE MONTHS/CASH AND CASH EQUIVALENTS

The time deposits with original maturity over three months are placed with licensed commercial banks in the PRC, carry interest at a fixed rate of 3.36% to 3.70% per annum and management are not expected to collect cash within 12 months as of December 31, 2021.

Bank balances carry interest at prevailing market interest rates ranging from 0.01% to 0.30% per annum for the years ended December 31, 2020 and 2021.

21.	OTHER PAYABLES AND ACCRUALS

	As of December 31
	2020	2021
	US$	US$
Payables in respect of research and development expenses	2,718	4,248
Accrued salaries and bonuses	1,453	2,485
Accrued other expenses	1,781	2,265
Accrued share issue costs	511	644
Deposit received for a potential out-licensing drug patent (note)	1,000	1,000
Other accrued expenses	97	—
Other payables	614	759

	8,174	11,401

Note:

During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party (the “Independent Third Party”) to negotiate out-licensing a drug patent to the Independent Third Party. Under the exclusive right of negotiation agreement, the Group had received a deposit of US$1,000 which may be considered as consideration for the exclusive right of negotiation if the Independent Third Party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. Up to the date of this report, despite no negative findings have been identified, the management of the Group considered the negotiation will not proceed further as it is found that a strategic investor invested into and licensed several drug patents (with similar feature of the Group’s drug patent) to the Independent Third Party. Management of the Group expected to receive confirmation from Independent Third Party when the balance is settled.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

22.	FINANCIAL LIABILITIES ARISING FROM UNVESTED RESTRICTED SHARES

	As of December 31
	2020	2021
	US$	US$
Payables in respect of unvested restricted shares attributable to:
Dr. Yu (the chief executive of the Company)	3,252	1,647

	3,252	1,647

The amounts represented the repurchase option held by the Company in relation to (i) the unvested restricted shares granted to directors and an employee of the Company; and (ii) the unvested restricted shares issued to a director of the Company who as the share option holder had elected to early exercise the share options during the vesting period. Details of the restricted share award and share options are set out in Note 26.

23.	LEASE LIABILITIES

	As of December 31
	2020	2021
	US$	US$
Lease liabilities payable:
Within one year	512	508
More than one year, but not exceeding two years	475	476
More than two years, but not exceeding five years	524	52

	1,511	1,036
Less: Amount due for settlement within 12 months shown under current liabilities	(512)	(508)

Amount due for settlement after 12 months shown under non-current liabilities	999	528

The Group leased various offices, plant and equipment as disclosed in Note 15 for its administration, and research and development activities. These lease liabilities were measured at the present value of the lease payments that are not yet paid.

The Group does not face a significant liquidity risk with regard to its lease liabilities.

The lease agreements did not contain any contingent rent nor any purchase option for the leases.

The weighted average incremental borrowing rates applied to lease liabilities range from 4.75% to 6.00% during the years ended December 31, 2020 and 2021.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

24.	CONVERTIBLE PREFERRED SHARES

The Company entered into Preferred Share subscription agreements with several independent investors and the details of issued Preferred Shares are set out as follows:

	Date of issue	Total number of Preferred Shares issue	Subscription price per share	Subscription price total
			US$	US$
Series A1 Preferred Shares	July 26, 2016 to July 28, 2016	88,038,389	0.04543	4,000
	January 31, 2019 (note)	44,019,194	0.04543	2,000

		132,057,583		6,000

Series A2 Preferred Shares	July 21, 2017 to
	July 25, 2017	73,371,157	0.05111	3,750

Series B Preferred Shares	September 19, 2018 to December 27, 2018	260,709,579	0.3329	86,800
	January 8, 2019 to March 25, 2019	36,643,370	0.3329	12,200

		297,352,949		99,000

Series C Preferred Shares	September 10, 2020 to September 30, 2020	141,692,465	0.4845	68,650
	October 5, 2020 to November 5, 2020	114,757,479	0.4845	55,600

		256,449,944		124,250

Note:

On July 28, 2016, the Company issued 44,019,194 warrants to several independent investors, pursuant to which the holders of the warrants could subscribe for 44,019,194 Series A1 Preferred Shares (subject to adjustments under certain circumstances) at a subscription price of US$0.04543 per Series A1 Preferred Share.

The warrants have an exercisable period of earlier of one of the following events: (a) 5 years from the warrants’ issuance date; (b) a QIPO (as defined in Note 24 (b) below); (c) sale of all or substantially all of the assets of the Company, or grant of exclusive license of all or substantially all of the Company’s intellectual properties, or a merger or consolidation of the Company after which the then shareholders of the Company as of July 28, 2016 have less than 50% voting rights; and (d) a sale of the Company with a share price higher than (i) US$0.04543 or (ii) Series A2 Preferred Shares subscription price. (i.e. US$0.05111).

On January 31, 2019, the holders of the warrants exercised all the warrants and the Company issued 44,019,194 Series A1 Preferred Shares to the warrant holders.

The key terms of the Preferred Shares are as follows:

(a)	Dividends rights

The Company cannot declare, pay or set aside any dividends on ordinary shares in any year unless the Preferred Shares holders shall first receive, or simultaneously receive, such dividends. Should any dividends be declared as determined by the Company, the Company will declare dividends at a rate of 8% per annum of the original issue price of Series A1 Preferred Shares, Series A2 Preferred Shares, Series B Preferred

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Shares and Series C Preferred Shares on each Series A1 Preferred Share, Series A2 Preferred Share, Series B Preferred Share and Series C Preferred Share, respectively.

Payments of any dividends to the holders of the Preferred Shares shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of the Preferred Shares. Such dividends shall be non-cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of the Preferred Shares and ordinary shares pro rata based on the number of ordinary shares or as-if converted basis then held by each holder.

No dividends have been declared by the Company up to the date of this report.

(b)	Conversion feature

Each holders of the Preferred Shares shall have the rights to convert the Preferred Shares into ordinary shares at any time after the issuance date into such number of fully paid and non-assessable ordinary shares as determined by dividing the relevant issue price by the then-effective conversion price. The “Conversion Price” shall initially be the Preferred Shares issue price, resulting in an initial conversion ratio of 1:1, and shall be subject to adjustment and readjustment (including but not limited to share splits and subdivision, additional ordinary shares issued and adjustment upon issuance of any other Preferred Shares for less than the Conversion Price). As of December 31, 2020 and 2021, the applicable conversion ratio was 1:1.

All outstanding Preferred Shares shall automatically be converted, at the applicable conversion ratio in effect at the time of conversion, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of (i) the closing of a qualified initial public offering (“QIPO”), or (ii) the date specified by vote or written consent of the holders of at least a majority of the then outstanding Preferred Shares, voting together as a single class, at the Conversion Price in effect at such time.

QIPO means the closing of a firm commitment underwritten registered public offering by the Company of its ordinary shares on a nationally recognized securities exchange in the US, Hong Kong or the PRC or any other jurisdiction approved by the board of directors of the Company, that reflects a pre-offering valuation of the Company which is not less than a value as stated in the convertible Preferred Share subscription agreements.

(c)	Redemption feature

Series A Preferred Shares

Neither the holders of Series A Preferred Shares nor the Company shall have the unilateral right to call or redeem or cause to have called or redeemed any of the outstanding Series A Preferred Shares.

Series B Preferred Shares and Series C Preferred Shares

Upon the written request of any holders of Series B Preferred Shares and Series C Preferred Shares, the Company shall redeem the outstanding Series B Preferred Shares and Series C Preferred Shares (collectively as the “Redeeming Preferred Shares”) of such holder(s) of Series B Preferred Shares and Series C Preferred Shares (collectively as the “Redeeming Preferred Shareholders”), respectively, if the Company has not completed a QIPO by December 31, 2021.

The redemption feature shall be automatically terminated upon the submission of application of QIPO (“Listing Application”) and will be automatically restored to the fullest effect immediately upon (i) the Company withdrawing its Listing Application, or (ii) the Listing Application failing to consummate within 18 months from closing date of Series C Preferred Shares (i.e. May 2022).

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The redemption price shall be paid by the Company to each of the Redeeming Preferred Shareholders in an amount equal to the higher of the following:

(i)

the sum of (a) 100% of the original issue price of the Redeeming Preferred Shares; (b) annual interest calculated at a simple interest of 12% per annum on the original issue price of the Redeeming Preferred Shares for the period of time from the date on which the Redeeming Preferred Shares are first issued by the Company until the date of full payment of the redemption price for the Redeeming Preferred Shares; and (c) all accrued or declared but unpaid dividends on the Redeeming Preferred Shares as calculated on day of receipt by the Company of the redemption notice given by the Redeeming Preferred Shareholders; and

(ii)

a fraction, the numerator of which is the latest amount of the audited net assets of the Company prior to the day of full payment of redemption price, and the denominator of which is the total number of ordinary shares of the Company (on an as converted and fully diluted basis) on the day of receipt by the Company of the redemption notice given by the Redeeming Preferred Shareholders.

(d)	Liquidation preferences

Series A Preferred Shares

If there are any assets or funds remaining after the aggregate Series B Preference Amount (as defined below under “Series B Preferred Shares”) and Series C Preference Amount (as defined below under “Series C Preferred Shares”) have been distributed or paid in full to the holders of Series B Preferred Shares and Series C Preferred Shares, the holders of the Series A Preferred Shares shall receive 100% of the Series A Preferred Shares original issue price plus all accrued or declared but unpaid dividends. If upon the occurrence of a Liquidation Event, there is insufficient fund to pay the aforesaid amount to the holders of the Series A Preferred Shares, then the entire assets and funds of the Company legally available for distribution to all members of the Company shall be distributed ratably among the holders of Series A Preferred Shares, on a pari passu basis with each other, in proportion to the aggregate amount to be paid to each such Series A Preferred Shares holder is otherwise entitled to receive.

Series B Preferred Shares

If there are any assets or funds remaining after the aggregate Series C Preference Amount (as defined below under “Series C Preferred Shares”) has been distributed or paid in full to the holders of Series C Preferred Shares, the Series B Preferred Shares holders shall be paid out of the remaining legally available funds for distribution and in preference to any distribution of any of the assets or funds of the Company to the holders of the Series A Preferred Shares and the holders of ordinary shares an amount equal to 100% of the Series B Preferred Shares original issue price plus a simple interest at the rate of 12% per annum plus all accrued or declared but unpaid dividends (the “Series B Preference Amount”). If upon the occurrence of a Liquidation Event, there is insufficient fund to pay the Series B Preference Amount, then the entire assets and funds of the Company legally available for distribution to all members of the Company shall be distributed ratably among the holders of the Series B Preferred Shares, on a pari passu basis with each other, in proportion to the aggregate Series B Preference Amount each such Series B Preferred Shares holder is otherwise entitled to receive.

Series C Preferred Shares

In the event of a Liquidation Event of the Company, the holders of Series C Preferred Shares shall be entitled to receive, pari passu with each other, in preference and prior to any distribution of any of the assets

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

of the Company to the holders of ordinary shares or members of any other class or series of shares by reason of their status as such holder or member, an amount equal to 100% of the Series C Preferred Shares original issue price plus a simple interest at the rate of 12% per annum plus all accrued or declared but unpaid dividends (the “Series C Preference Amount”). If upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series C Preferred Shares shall be insufficient to permit the payment of the aggregate Series C Preference Amount, then the entire assets and funds of the Company legally available for distribution to all holders of Series C Preferred Shares shall be distributed ratably among the holders of the Series C Preferred Shares, pari passu with each other, in proportion to the aggregate Series C Preference Amount each such holder is otherwise entitled to receive.

Liquidation Event means any liquidation, dissolution, winding up, merger, acquisition, consolidation, issuance or transfer of equity securities or other transaction or series of transactions which causes the then members of the Company to lose controlling or majority voting rights in the Company or the surviving person (if not the Company), or any transaction or series of transactions in which all or substantially all assets including intellectual property of the Company are disposed via sale, lease or other arrangement, or the grant of an exclusive license to all or substantially all of the Company’s intellectual property (other than to one or more wholly-owned subsidiaries of the Company).

(e)	Voting rights

Holders of the Preferred Shares are entitled to the number of votes equal to the number of ordinary shares into which the Preferred Shares are convertible. Except as otherwise required by law, the holders of ordinary shares, as such, shall not be entitled to vote on any amendment to the articles of the Company that relates solely to the rights, preferences, privileges and restrictions of the Preferred Shares, if the holders of the Preferred Shares, as applicable, are entitled to vote thereon as a separate class pursuant to the articles of the Company or pursuant to applicable law.

Presentation and Classification

The Company elected to designate the Preferred Shares as financial liabilities at FVTPL as a whole. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the years ended December 31, 2020 and 2021.

The movement of the Preferred Shares end of each reporting period is as follows:

Preferred Shares
US$
As of January 1, 2020	133,969
Issue of Series C Preferred Shares	124,250
Change in fair value	26,572

As of December 31, 2020	284,791
Change in fair value	37,424

As of December 31, 2021	322,215

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The Preferred Shares were valued by the management of the Company with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experiences in valuation of similar instruments.

The Company used the Black-Scholes model to determine the underlying share value of the Company and performed an equity allocation based on option pricing model (the “OPM” model) to arrive the fair value of the Preferred Shares at the end of each reporting period.

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in OPM model to determine the fair value of the Preferred Shares are as follows:

	As of December 31
	2020	2021
Time to liquidation	1.5 years	1.5 years
Risk-free rate	0.12%	0.56%
Expected volatility (note)	80%	72.5%
Dividend yield	0%	0%
Possibility under IPO scenario	45%	25%
Possibility under liquidation scenario	55%	75%

Note:	The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

25.	SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of December 31, 2020 and 2021 represented the issued ordinary share capital of the Company.

	Notes		Number of shares	Par value per share	Amount
				US$	US$
Authorized:
As of January 1, 2020, December 31, 2020 and 2021			444,343,488		44

Issued and fully paid:
As of January 1, 2020			360,791,045		36
Exercise of share options	(i	)	25,949,960	0.0001	3

As of December 31, 2020			386,741,005		39
Exercise of share options	(ii	)	6,511,135	0.0001	1

As of December 31, 2021			393,252,140		40

All the ordinary shares and restricted shares issued during the years ended December 31, 2020 and 2021 rank pari passu with the existing shares in all respects.

Notes:

(i)	During the year ended December 31, 2020, share option holders exercised their rights to subscribe for 2,873,037 and 23,076,923 shares in the Company at exercise price of US$0.01 and US$0.26 per share,

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

respectively. Out of the 23,076,923 shares at exercise price of US$0.26 per share, 11,918,299 shares were issued upon the early exercise of the share options during the vesting period and these shares are subject to the Repurchase Option (as defined in Note 26) and regarded as unvested restricted shares. The consideration received by the Group on these shares amounting to US$3,099 was recorded as financial liabilities arising from unvested restricted shares (details are set out in Note 22).

(ii)

During the year ended December 31, 2021, share option holders exercised their rights to subscribe for 6,004,989, 134,375 and 371,771 ordinary shares in the Company at an exercise price of US$0.01, US$0.02 and US$0.21 per share, respectively.

Treasury shares

	Number of treasury shares	Subscription price per share	Amount
		US$	US$
As of January 1, 2020	40,583,273		322
Unvested share options early exercised	11,918,299	0.26	3,099
Restricted shares vested	(26,135,657)	0.003~0.01	(169)

As of December 31, 2020	26,365,915		3,252
Restricted shares vested	(6,352,715)	0.01	(64)
Early exercised share options vested during the year	(5,926,452)	0.26	(1,541)

As of December 31, 2021	14,086,748		1,647

Treasury shares represented unvested restricted shares granted to the directors of the Company and an employee of the Group and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company during the vesting period as disclosed in Note 26.

26.	SHARE-BASED PAYMENT TRANSACTIONS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plans (the “2016 Plan”) for the purpose to secure and retain employees, directors and consultants of the Company (the “Eligible Persons”), provide incentives for them to exert maximum efforts for the success of the Company and any affiliate and provide means by which the Eligible Persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan is 337,225,866 and 337,225,866 ordinary shares of the Company as of December 31, 2020 and 2021, respectively, subject to any adjustments for other dilutive issuances.

During the years ended December 31, 2020 and 2021, the Company had issued restricted share awards and share options to the Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under the 2016 Plan by the Company.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Restricted share awards

All the restricted shares shall be subject to repurchase at the option by the Company at the subscription price paid by Eligible Persons upon voluntary or involuntary termination of his employment with the Company (the “Repurchase Option”).

The Repurchase Option shall be exercised by the Company and/or the designees of the Company as to the number of unreleased shares, within sixty days after the termination of his employment with the Company giving written notice to Eligible Persons.

The aforesaid arrangement has been accounted for as share-based payment transactions. Accordingly, the Group measured the fair value of the unvested restricted shares as of the grant date and is recognizing the amount as compensation expense over the vesting period for each separately vesting portion of the unvested restricted shares.

The subscription price received by the Group in relation to the unvested restricted shares that are subject to the Repurchase Option held by the Company have been recognized as financial liabilities arising from unvested restricted shares as disclosed in Note 22.

The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for the restricted shares granted are approximately US$89 and US$7, for the years ended December 31, 2020 and 2021, respectively.

The following table summarized the Group’s restricted shares movement during the years ended December 31, 2020 and 2021:

	2020	2021
	Number of unvested	Number of unvested
	restricted shares	of restricted shares
Outstanding at January 1,	40,583,273	14,447,616
Vested	(26,135,657)	(6,352,715)

Outstanding at December 31,	14,447,616	8,094,901

The range of subscription price for the restricted shares is US$0.003 to US$0.01 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. During the year ended December 31, 2020, 6,930,235 milestone-based restricted shares have been vested accordingly.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Share options

The following table discloses movements of the Company’s share options under the 2016 Plan held by grantees during the years ended December 31, 2020 and 2021:

	2020		2021
	Number of	Weighted- average	Number of	Weighted- average
	Options	exercise price	Options	exercise price
		US$		US$
Outstanding at January 1,	57,835,912	0.015	151,133,235	0.169
Granted	119,663,533	0.256	39,715,000	0.279
Exercised	(25,949,960)	0.232	(6,511,135)	0.022
Forfeited	(416,250)	0.061	(29,277,917)	0.169

Outstanding at December 31,	151,133,235	0.169	155,059,183	0.203

Exercisable at the end of the year	41,736,788		78,269,054

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

The share options outstanding as of December 31, 2020 and 2021 had a weighted average remaining contractual life of 8.9 years and 8.2 years, respectively. During the year ended December 31, 2020 and 2021, the weighted average fair value of the share options granted is US$0.1171 per share and US$0.1471 per share, respectively.

The time-based share options will be vested ratably on a monthly basis over range of 24-months to 48-months vesting period or with 25% or 50% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over range of 12-months to 36-months vesting period. The milestone-based share options will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. During the year ended December 31, 2020, 11,158,624 milestone-based share options were fully vested upon the achievement of certain milestones and exercised by employees, while 11,918,299 time-based share options have been early exercised by Dr. Yu and subject to the Repurchase Option.

OPM model was used to determine the fair value of the option granted.

The key inputs into the model were as follows:

Year ended December 31
	2020		2021
Grant date option fair value per share	US$	0.0549-0.1430	US$	0.1430-0.1544
Exercise price		US$0.21-0.26		US$0.26-0.31
Expected volatility (note)		70%-80%		75%-80%
Expected life		6.078 years		6.078 years
Risk-free rate		0.36%-1.45%		0.51%-1.09%
Expected dividend yield		0%		0%

Note:	The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The total expense recognized in the consolidated statements of profit or loss and other comprehensive income for share options granted under the 2016 Plan are approximately US$4,421 and US$8,115, which included consultancy fees of approximately US$18 and US$129 for the years ended December 31, 2020 and 2021, respectively.

27.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged throughout the years ended December 31, 2020 and 2021.

The capital structure of the Group consists of net debt, which includes lease liabilities and Preferred Shares as disclosed in Notes 23 and 24, respectively, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, accumulated losses and various reserves.

The directors of the Company regularly review the capital structure from time to time. As part of this review, the directors of the Company consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors of the Company, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as raising new debts or redemption of existing debts.

28.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	As of December 31
	2020	2021
	US$	US$
Financial assets
Financial assets at FVTPL	23,742	23,744
Amortized cost	130,767	78,702

Financial liabilities
Financial liability at FVTPL	284,791	322,215
Amortized cost	7,584	7,654

b.	Financial risk management objectives and policies

Financial risk factors

The Group’s major financial instruments include rental deposits, financial asset at FVTPL, time deposits with original maturity over three months, cash and cash equivalents, other payables, financial liabilities arising from unvested restricted shares, convertible preferred shares and lease liabilities. Details of the financial instruments are disclosed in respective notes. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit and counterparty risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Company manage and monitor these exposures to ensure appropriate measures are implemented on a timely and effective manner.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Market risk

Currency risk

Certain bank balances, deposits and other payables are denominated in currencies other than the functional currency of the group entities, which exposes the Group to foreign currency risk.

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of each reporting period are as follows:

	Assets		Liabilities
	As of December 31		As of December 31
	2020	2021	2020	2021
	US$	US$	US$	US$
Renminbi (“RMB”)	36	8,376	511	512
AUD	1,622	1,145	280	544

	1,658	9,521	791	1,056

Sensitivity analysis

The Group is mainly exposed to the fluctuation of foreign exchange rate of RMB and AUD.

The following table details the Group’s sensitivity to a 5% decrease in the functional currency of the relevant group entities against the relevant foreign currencies. The following sensitivity analysis includes only outstanding monetary items denominated in foreign currencies and adjusts their translation at the year end for a 5% change in foreign currency exchange rate, which is the sensitivity rates used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in currencies exchange rates. A positive (negative) number below indicates a decrease (increase) in loss for the year when the foreign currency below strengthen 5% against the functional currency of the relevant group entities. For a 5% weakening of these foreign currencies against the functional currency of the relevant group entities, there would be an equal and opposite impact on the loss for the year.

	Year ended December 31
	2020	2021
	US$	US$
Impact of RMB on loss for the year	(18)	295
Impact of AUD on loss for the year	49	22

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the years ended December 31, 2020 and 2021.

Interest rate risk

The Group are exposed to fair value interest rate risk in relation to time deposits, lease liabilities and Preferred Shares as disclosed in Notes 20, 23 and 24, respectively.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The Group are also exposed to cash flow interest rate risk in relation to variable-rate bank balances as disclosed in Note 20. The Group’s cash flow interest rate risk are mainly concentrated on the fluctuation of interest rates on bank balances. The management of the Company consider that the exposure of cash flow interest rate risk arising from variable-rate bank balances is insignificant, therefore no sensitivity analysis on such risk has been prepared.

Other price risk

The Group are exposed to other price risk arising from Preferred Shares and the investment in market fund in the US.

Sensitivity analysis

Preferred Shares

The sensitivity analysis of the Preferred Shares has been disclosed in Note 28(c).

Investment in market fund in the US

No sensitivity analysis is performed as the management of the Company consider that the exposure of other price risk arising from the investment in market fund in the US is insignificant because the investment is mainly on US treasury bonds with high credit rating and liquidity.

Credit and counterparty risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting financial loss to the Group and the Company.

In order to minimize the credit risk, the Company reviews the recoverable amount of each individual debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the management of the Company consider that the Group’s and the Company’s credit risk are significantly reduced.

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Financial assets at amortized cost
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Watch list	Debtor frequently usually repays after due dates but settle the amounts in full	12-month ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit- impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

	External credit rating	Internal credit rating	12-month ECL or lifetime ECL	The Group
				As at December 31
				2020	2021
				US$	US$
Financial assets at amortized cost (at gross carrying amount)
Deposits	N/A	Low risk	12-month ECL	122	120
Time deposits with original maturity over three months	A3	N/A	12-month ECL	—	31,842
Cash and cash equivalents	A3 to Aa2	N/A	12-month ECL	130,645	46,740

				130,767	78,702

Deposits and amounts due from subsidiaries

The Group and the Company assessed the ECL for its deposits and amounts due from subsidiaries individually based on internal credit rating which, in the opinion of the management of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. No 12-month ECL was made as of December 31, 2020 and December 31, 2021, as the counterparties involved are considered with low risk (based on the internal credit rating) and the ECL involved is not material.

Cash and cash equivalents and time deposits with original maturity over three months

A significant portion of the Group’s and the Company’s bank balances and deposits are placed with international banks in US. The credit risks on bank balances and deposits are limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and are all classified as low risk by the Group and the Company by reference to available external credit rating.

Other than the credit risks mentioned above, the Group and the Company do not have any other significant concentration of credit risk.

No 12-month ECL has been provided during the Track Record Period, the management of the Company have assessed the impact and concluded the ECL involved is not material.

Liquidity risk

As at December 31, 2021, the Group recorded net liabilities of US$212,862. In the management of liquidity risk, the management of the Company have reviewed the Group’s cash flow projections to ensure the Group maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group are dependent upon its Preferred Shares as significant sources of liquidity.

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities and lease liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of each reporting period.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Liquidity and interest risk table

	Weighted average interest rate	On demand or less than 1 month	1 to 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total undiscounted cash flows	Carrying amount
	%	US$	US$	US$	US$	US$	US$	US$
December 31, 2020
Convertible Preferred Shares (note)	12	—	—	—	278,214	—	278,214	229,325
Other payables	N/A	4,332	—	—	—	—	4,332	4,332
Financial liabilities arising from unvested restricted shares	N/A	3,252	—	—	—	—	3,252	3,252

Total		7,584	—	—	278,214	—	285,798	236,909

Lease liabilities	5.42	45	90	451	579	610	1,775	1,511

December 31, 2021
Convertible Preferred Shares (note)	12	—	—	—	318,399	—	318,399	274,966
Other payables	N/A	6,007	—	—	—	—	6,007	6,007
Financial liabilities arising from unvested restricted shares	N/A	1,647	—	—	—	—	1,647	1,647

Total		7,654	—	—	318,399	—	326,053	282,620

Lease liabilities	5.42	48	108	447	592	23	1,218	1,036

Note:

The cash outflow for Preferred Shares included those for Series B Preferred Shares and Series C Preferred Shares which have redemption feature as disclosed in Note 24(c). There is no redemption feature for Series A Preferred Shares and the Series A Preferred Shares with carrying amounts of US$55,466 and US$47,249 as of December 31, 2020 and 2021, respectively, have not been presented in above table. The timing of the cash outflow and the weighted average interest rate for the Preferred Shares are determined based on the date of the management expected to redeem the Redeeming Preferred Shared as at 31 December 2020 and 2021 respectively.

c.	Fair values measurements of financial instruments

(i)	Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

	Fair value as of		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	December 31
	2020	2021
	US$	US$
Financial assets
Market fund	23,742	23,744	Level 2	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Convertible Preferred Shares	284,791	322,215	Level 3	Black-Scholes model and OPM method — the key inputs are: time to liquidation, risk-free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa

Note:

A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of convertible Preferred Shares by US$22,166 or US$21,757 and US$23,811 or US$22,166 as of December 31, 2020 and 2021, respectively.

(ii)	Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the convertible Preferred Shares are set out in Note 24. All the unrealized fair value changes of US$26,572 and US$37,424 for the years ended 2020 and 2021, respectively, relate to the convertible Preferred Shares were recognized in the profit or loss.

(iii)	Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

29.	RETIREMENT BENEFITS PLAN

The employees employed by the PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the scheme.

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the US. These plans are defined contribution plans covering employees employed in the US and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees’ contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of US$536 and US$749, respectively, represents contributions paid or payable to the above schemes by the Group for the years ended December 31, 2020 and 2021.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group’s contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

30.	RELATED PARTY DISCLOSURES

(i)	Transactions

Save as disclosed elsewhere in the consolidated financial statements, the Group also entered into the following transactions with its related party:

			Year ended December 31
Related parties	Relationship	Nature of transactions	2020	2021
			US$	US$
Dr. Redkar	Executive director of the Company	Loan interest income	2	—

(ii)	Balances

As of January 1, 2020, the balance of loan to a director is US$131. The amount is due from Dr. Redkar and secured by 40,849,813 ordinary shares of the Company held by Dr. Redkar, carrying interest at 2.07% per annum and repayable on demand. During the year ended December 31, 2020, the loan was fully repaid.

The maximum amount outstanding during the years ended December 31, 2020 and 2021 were US$133 and nil respectively.

(iii)	Compensation of key management personnel

The remuneration of directors of the Company and other members of key management were as follows:

	Year ended December 31
	2020	2021
	US$	US$
Short term benefits	1,685	2,214
Retirement benefit scheme contributions	9	12
Share-based payment	3,681	6,131

	5,375	8,357

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

31.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Convertible Preferred Shares	Lease liabilities	Accrued issuance costs in respect of convertible Preferred Shares (under other payables)	Accrued share issue costs (under other payables)	Total
	US$	US$	US$	US$	US$
As of January 1, 2020	133,969	1,674	—	—	135,643
Financing cash flows	124,250	(544)	(3,782)	(439)	119,485
Non-cash changes:
Fair value change	26,572	—	—	—	26,572
New leases entered	—	309	—	—	309
Issue costs in respect of convertible Series C Preferred Shares accrued	—	—	3,782	—	3,782
Issue costs accrued	—	—	—	950	950
Interest expense	—	72	—	—	72

As of December 31, 2020	284,791	1,511	—	511	286,813

Financing cash flows	—	(611)	—	(1,173)	(1,784)
Non-cash changes:
Fair value change	37,424	—	—	—	37,424
New leases entered	—	53	—	—	53
Issue costs accrued	—	—	—	1,306	1,306
Interest expense	—	83	—	—	83

As of December 31, 2021	322,215	1,036	—	644	323,895

32.	MAJOR NON-CASH TRANSACTIONS

During the years ended December 31, 2020 and 2021:

(i)

the Group entered into new lease agreements for the use of offices and, plant and equipment for 12 months to 60 months. On the lease commencement, the Group recognized US$309 and US$53 of right-of-use asset and lease liabilities, respectively;

(ii)	financial liabilities arising from unvested restricted shares and treasury shares of US$169 and US$1,605 respectively have been derecognized upon vesting of restricted shares; and

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

(iii)	financial liabilities arising from unvested share options of US$3,099 and nil respectively have been recognized upon the early exercise of share options during the vesting period.

33.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company’s PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2020 and 2021, amounts restricted are the paid-in capital of the Company’s PRC subsidiaries, which amounted to US$52,298 and US$52,298, respectively.

34.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 29 , 2022, which is the date when the consolidated financial statements were available to be issued.

a.

From January 2022 to September 2022, the Company granted 11,500,000 share options to certain employees with exercise price of US$0.31 per share. One forth (25%) of these share options shall vest on the first anniversary of the vesting inception date and the remaining portion (75%) of the share options shall be vested ratably on a monthly basis over 36-months vesting period;

b.	From January 2022 to September 2022, share option holders exercised their rights to subscribe for 8,398,541 ordinary shares in the Company at a weighted average exercise price of US$0.04 per share;

c.

On September 14, 2022, Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation, entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Maxpro, the Company and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company which was incorporated on August 19, 2022 (“Merger Sub”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the closing of the Business Combination (the “Closing”), Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”), as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics.

Upon the Closing, (i) each then issued and outstanding share of Maxpro’s Class B common stock, par value $0.0001 per share (each, a “Founder Share”), will be converted into one share of Maxpro’s Class A common stock, par value $0.0001 per share (“Maxpro Class A Common Stock”), and (ii) then each share of Maxpro Class A Common Stock that is issued and outstanding and has not been redeemed will be converted into the right to receive one Apollomics ordinary share designated as Class A ordinary share in Apollomics’ organizational documents, par value $0.0001 per Class A share (each, a “Post-Closing Apollomics Class A Ordinary Share”, and together with Post-Closing Apollomics Class B Ordinary Shares, “Post-Closing Apollomics Ordinary Shares”).

APOLLOMICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of US$, except for share and per share data)

Each outstanding warrant to purchase Maxpro Class A Common Stock (each, a “Maxpro Warrant”) will become a warrant of Apollomics to purchase Post-Closing Apollomics Class A Ordinary Shares, with each such warrant exercisable for the number of Post-Closing Apollomics Class A Ordinary Shares the holder of such Maxpro Warrant would have received in the Business Combination if it exercised such Maxpro Warrant immediately prior to the Business Combination.

d.

In August and September 2022, the Company received written request from certain convertible preferred shareholders to redeem the preferred shares held by them in accordance with the contractual redemption terms, in the total cash consideration approximately of US$26,140. The cash payment will be settled within 18 months from the received date of the notice.

Schedule I — Additional financial information of parent company

APOLLOMICS INC.

Condensed Profit or Loss and Other Comprehensive Income

(All amounts in thousands of US$)

	Year ended December 31
	2020	2021
	US$	US$
Other income	91	42
Other gains and losses	(88)	—
Fair value change of financial assets at FVTPL	108	2
Fair value change of convertible preferred shares	(26,572)	(37,424)
Research and development expenses	(2,131)	(2,643)
Administrative expenses	(4,877)	(4,494)
Issuance costs for convertible preferred shares	(3,782)	—
Other expense	(3,307)	(4,522)
Share of loss in subsidiaries	(34,347)	(45,757)

Loss before taxation	(74,905)	(94,796)
Income tax credit (expense)	—	—

Loss and total comprehensive expenses for the year, attributable to owners of the Company	(74,905)	(94,796)

Schedule I — Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Financial Position

(All amounts in thousands of US$)

	As of December 31,
	2020	2021
	US$	US$
Non-current assets
Intangible assets	318	1,798
Amount due from subsidiaries	65,864	70,682

Total non-current assets	66,182	72,480

Current assets
Deposits, prepayments and deferred expenses	1,670	2,812
Financial assets at FVTPL	23,742	23,744
Cash and cash equivalents	73,621	32,861

Total current assets	99,033	59,417

Total assets	165,215	131,897

Current liabilities
Other payables and accruals	3,439	4,690
Financial liabilities arising from unvested restricted shares	3,252	1,647

Total current liabilities	6,691	6,337

Net current assets (liabilities)	92,342	53,080

Total assets less current liabilities	158,524	125,560

Non-current liabilities
Convertible preferred shares	284,791	322,215
Deficit in subsidiaries	1,666	16,207

Total non-current liabilities	286,457	338,422

Net liabilities	(127,933)	(212,862)

Equity
Share capital	39	40
Treasury shares	(3,252)	(1,647)
Share premium	11,748	11,888
Reserves	5,075	12,292
Accumulated losses	(141,543)	(235,435)

	(127,933)	(212,862)

Schedule I — Additional financial information of parent company

APOLLOMICS INC.

Condensed Statements of Cash Flows

(All amounts in thousands of US$)

	For Year ended December 31
	2020	2021
	US$	US$
OPERATING ACTIVITIES
Loss before taxation	(74,905)	(94,796)
Adjustments for:
Share of loss in subsidiaries	34,347	45,757
Interest income	(91)	(42)
Amortization of intangible assets	—	20
Fair value change of financial assets at FVTPL	(108)	(2)
Fair value change of convertible preferred shares	26,572	37,424
Share-based payment expenses	4,510	4,056
Issuance costs for convertible preferred shares	3,782	—

Operating cash flows before movements in working capital	(5,893)	(7,583)
(Increase) decrease in deposits, prepayments and deferred expenses	(1,579)	162
Increase in other payables and accruals	6,288	1,119

NET CASH USED IN OPERATING ACTIVITIES	(1,184)	(6,302)

INVESTING ACTIVITIES
Interest received	91	42
Investment in subsidiaries	(16,596)	(27,150)
Advance to subsidiaries	(63,634)	(4,818)
Purchase of intangible assets	—	(1,500)
Repayment of loan to a director	131	—

NET CASH USED IN INVESTING ACTIVITIES	(80,008)	(33,426)

FINANCING ACTIVITIES
Proceeds on issue of convertible preferred shares	124,250	—
Proceeds from issue of shares upon exercise of share options	6,029	141
Issuance costs paid for convertible preferred shares	(3,782)	—
Accrued issuance costs paid	(439)	(1,173)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	126,058	(1,032)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	44,866	(40,760)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	28,755	73,621

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	73,621	32,861

Schedule I — Additional financial information of parent company

APOLLOMICS INC.

Notes to the condensed Financial Information of Parent Company

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, Apollomics Inc. records its investments in subsidiaries under the equity method of accounting in accordance with International Accounting Standards 27, “Separate Financial Statements”, as issued by the International Accounting Standards Board. Such investments are presented on the Condensed Statements of Financial Position as “Investment in subsidiaries”. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduce to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries in investment in subsidiaries regardless of the carrying value of the investment in subsidiaries even though the parent company is not obligated to provide continuing support or fund losses. The excess amount is recorded as “Deficit in subsidiaries” on the Condensed Statements of Financial Position.

3. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRSs have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4. As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of Apollomics Inc, other than the redemption requirements of convertible preferred shares.

ANNEX A

BUSINESS COMBINATION AGREEMENT

by and among

MAXPRO CAPITAL ACQUISITION CORP.,

as the SPAC,

APOLLOMICS INC.,

as the Company,

and

PROJECT MAX SPAC MERGER SUB, INC.,

as Merger Sub

Dated as of September 14, 2022

Article I CLOSING		A-2
1.1	Closing	A-2
1.2	Closing Deliverables	A-2

Article II CLOSING TRANSACTIONS		A-3
2.1	Effective Time	A-3
2.2	The Merger	A-3
2.3	Effect of the Merger	A-3
2.4	Governing Documents	A-3
2.5	Directors and Officers of the Surviving Subsidiary	A-3
2.6	Effect of the Merger on Issued and Outstanding Securities of the SPAC and Merger Sub	A-3
2.7	Transactions on Issued Securities of the Company	A-4
2.8	Disbursement of Aggregate Apollomics Shares	A-5
2.9	Tax Consequences	A-5
2.10	Taking of Necessary Action; Further Action	A-5
2.11	PIPE Financing	A-6
2.12	Withholding Rights	A-6

Article III REPRESENTATIONS AND WARRANTIES OF THE SPAC		A-6
3.1	Organization and Standing	A-6
3.2	Authorization; Binding Agreement	A-6
3.3	Governmental Approvals	A-7
3.4	Non-Contravention	A-7
3.5	Capitalization	A-7
3.6	SEC Filings and SPAC Financials	A-8
3.7	Reporting Company; Listing	A-10
3.8	Absence of Certain Changes	A-10
3.9	Compliance with Laws	A-10
3.10	Actions; Orders; Permits	A-10
3.11	Litigation	A-10
3.12	Taxes and Returns	A-10
3.13	Employees and Employee Benefit Plans	A-12
3.14	Properties	A-12
3.15	Material Contracts	A-12
3.16	Transactions with Affiliates	A-12
3.17	Business Activities	A-12
3.18	Investment Company Act	A-13
3.19	Finders and Brokers	A-13
3.20	Certain Business Practices	A-13
3.21	Trust Account	A-13
3.22	Information Supplied	A-14
3.23	Independent Investigation	A-14
3.24	No Other Representations or Warranties	A-14
3.25	Lock-Up Agreements	A-14

Article IV REPRESENTATIONS AND WARRANTIES OF MERGER SUB		A-14
4.1	Organization and Standing	A-14
4.2	Authorization; Binding Agreement	A-15
4.3	Governmental Approvals	A-15
4.4	Non-Contravention	A-15

Annex A-i

4.5	Ownership	A-15
4.6	Activities of Merger Sub	A-15
4.7	Finders and Brokers	A-16
4.8	Exclusivity of Representations and Warranties	A-16

Article V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-16
5.1	Organization and Standing	A-16
5.2	Authorization; Binding Agreement	A-16
5.3	Capitalization	A-17
5.4	Subsidiaries	A-18
5.5	Governmental Approvals	A-18
5.6	Non-Contravention	A-18
5.7	Financial Statements	A-18
5.8	Absence of Certain Changes	A-19
5.9	Compliance with Laws	A-19
5.10	Company Permits	A-19
5.11	Litigation	A-20
5.12	Material Contracts	A-20
5.13	Intellectual Property	A-21
5.14	Taxes and Returns	A-22
5.15	Real Property	A-24
5.16	Personal Property	A-24
5.17	Title to Assets	A-24
5.18	Employee Matters	A-24
5.19	Benefit Plans	A-25
5.20	Environmental Matters	A-26
5.21	Transactions with Related Persons	A-27
5.22	Insurance	A-27
5.23	[Reserved]	A-27
5.24	Top Suppliers	A-27
5.25	Certain Business Practices	A-27
5.26	Compliance with Privacy Laws, Privacy Policies and Certain Contracts	A-28
5.27	Compliance with Health Care Laws	A-28
5.28	Investment Company Act	A-29
5.29	Finders and Brokers	A-29
5.30	Independent Investigation	A-29
5.31	Information Supplied	A-30
5.32	No Other Representations	A-30

Article VI COVENANTS		A-30
6.1	Access and Information	A-30
6.2	Conduct of Business of the Company	A-31
6.3	Conduct of Business of the SPAC	A-33
6.4	Annual and Interim Financial Statements	A-34
6.5	SPAC Public Filings	A-34
6.6	No Solicitation	A-35
6.7	No Trading	A-35
6.8	Notification of Certain Matters	A-35
6.9	Efforts	A-36
6.10	Tax Matters	A-37
6.11	Further Assurances	A-37
6.12	The Registration Statement	A-38

Annex A-ii

6.13	Company Shareholder Meeting	A-39
6.14	Public Announcements	A-39
6.15	Confidential Information	A-40
6.16	[Reserved]	A-40
6.17	Post-Closing Board of Directors and Executive Officers	A-40
6.18	Indemnification of Directors and Officers; Tail Insurance	A-41
6.19	Trust Account Proceeds	A-41
6.20	Extension	A-42
6.21	Nasdaq Capital Market Listing	A-42
6.22	PCAOB Audited Financials	A-42
6.23	PIPE Financing	A-42

Article VII NO SURVIVAL		A-42
7.1	No Survival	A-42

Article VIII CLOSING CONDITIONS		A-42
8.1	Conditions to Each Party’s Obligations	A-42
8.2	Conditions to Obligations of the Company	A-43
8.3	Conditions to Obligations of the SPAC	A-44
8.4	Frustration of Conditions	A-45

Article IX TERMINATION AND EXPENSES		A-45
9.1	Termination	A-45
9.2	Effect of Termination	A-46
9.3	Fees and Expenses	A-46

Article X WAIVERS AND RELEASES		A-47
10.1	Waiver of Claims Against Trust	A-47

Article XI MISCELLANEOUS		A-48
11.1	Notices	A-48
11.2	Binding Effect; Assignment	A-48
11.3	Third Parties	A-49
11.4	Governing Law; Jurisdiction	A-49
11.5	WAIVER OF JURY TRIAL	A-49
11.6	Severability	A-50
11.7	Amendment	A-50
11.8	Waiver	A-50
11.9	Entire Agreement	A-50
11.10	Interpretation	A-50
11.11	Counterparts	A-51
11.12	Legal Representation	A-51

Article XII DEFINITIONS		A-52
12.1	Definitions	A-52
12.2	Section References.	A-61

Annex A-iii

INDEX OF EXHIBITS

Exhibit Description

Exhibit A	Form of Company Shareholder Voting Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Company Memorandum and Articles of Association

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of September 14, 2022 by and among (i) Maxpro Capital Acquisition Corp., a Delaware corporation (together with its successors, the “SPAC”), (ii) Apollomics Inc., a Cayman Islands exempted company (the “Company”) and (iii) Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”). The SPAC, the Company and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

A. Merger Sub is a newly incorporated, direct, wholly-owned subsidiary of the Company and was formed for the sole purpose of effecting the Merger (as defined below);

B. Immediately prior to the Closing, (i) each Company Preferred Share will be converted into one Company Ordinary Share and (ii) immediately following such conversion, the Company shall effect the Share Split in accordance with Section 2.7(b).

C. Immediately following the Share Split and subject to the terms and conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which Merger Sub will merge with and into the SPAC, with the SPAC continuing as the surviving entity (the “Merger”), and with security holders of the SPAC receiving securities of the Company with terms substantially equivalent to the terms of the SPAC Securities, and as a result of which Merger, the SPAC will become a wholly-owned subsidiary of the Company and the Company will become a publicly traded company;

D. The boards of directors of the Company, the SPAC and Merger Sub have each (i) determined that the Merger and other transactions contemplated hereby are fair, advisable and in the best interests of their respective companies and shareholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. Contemporaneously with the execution of, and as a condition and an inducement to the SPAC and Merger Sub entering into this Agreement, the SPAC, the Company and certain shareholders of Company are entering into and delivering Company Shareholder Voting Agreements, substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement”), pursuant to which, among other things, each such Company shareholder has agreed to vote in favor of the transactions contemplated hereby;

F. Contemporaneously with the execution of, and as a condition and an inducement to the SPAC and the Company entering into this Agreement, the Sponsor and specified stockholders of the SPAC are entering into and delivering Sponsor Support Agreements, substantially in the form attached hereto as Exhibit B (each, a “Support Agreement”), pursuant to which (a) each such SPAC stockholder has agreed (i) not to transfer or redeem any shares of SPAC Common Stock held by such SPAC stockholder, (ii) to vote in favor of this Agreement and the Merger at the SPAC Special Meeting in accordance with the Insider Letter and (iii) waive any adjustment to the conversion ratio set forth in the SPAC Certificate of Incorporation or any other anti-dilution or similar protection with respect to the SPAC Class B Common Stock (whether resulting from the transactions contemplated hereby, by the Ancillary Documents or by any other transaction consummated in connection with the transactions contemplated hereby) and (b) immediately prior to the Closing, each Sponsor Party shall automatically forfeit, and shall surrender to the SPAC without consideration, such number of shares, if any, of SPAC Class B Common Stock that it owns as of immediately before the Closing, that would be necessary so that, immediately after giving effect to the Merger and any PIPE Financing, the Sponsor Parties collectively own a number of Company

Annex A-1

Ordinary Shares equal to 2.75% of the sum of (i) the Company Ordinary Shares that are issued pursuant to the Merger, (ii) the Company Ordinary Shares issued and outstanding immediately after the Share Split, (iii) the Company Ordinary Shares exercisable on a “gross” basis from the vested Company Options issued and outstanding immediately after the Share Split and (iv) the Company Ordinary Shares and/or Company Preferred Shares, if any, issued pursuant to the SPAC-Side PIPE Financing; provided that in the event of any disagreement among the Sponsor Parties on the number of shares of SPAC Class B Common Stock that any Sponsor Party shall forfeit, each Sponsor Party shall forfeit shares of SPAC Class B Common Stock on a pro rata basis;

G. The SPAC and the Company will use their reasonable best efforts to enter into subscription agreements (as amended or modified from time to time, collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which, among other things, each PIPE Investor would agree to subscribe for and purchase from the Company on the Closing Date concurrent with the Closing, and the Company would agree to issue and sell to each such PIPE Investor on the Closing Date concurrent with the Closing, the number of Company Ordinary Shares set forth in the applicable Subscription Agreement in exchange for the purchase price set forth therein, on the terms and subject to the conditions set forth in the applicable Subscription Agreement (the equity financing under all Subscription Agreements, collectively, hereinafter referred to as the “PIPE Financing” and the Company Ordinary Shares to be issued pursuant to the PIPE Financing, the “PIPE Shares”);

H. Simultaneously with the execution and delivery of this Agreement, each Sponsor Party has entered into a Lock-Up Agreement with the Company, the form of which is attached as Exhibit C hereto (the “Lock-Up Agreement”), which agreement will become effective as of the Closing; and

I. Certain capitalized terms used herein are defined in Article XII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

CLOSING

1.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place either remotely or at the offices of Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”), counsel to the SPAC, 101 Constitution Avenue, NW, Suite 900, Washington, DC 20001, on a date and at a time to be agreed upon by the SPAC and the Company, which date shall be no later than the second (2nd) Business Day after all the conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date, time or place as the SPAC and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

1.2 Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to the SPAC, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Company Surviving Subsidiary, in accordance with Section 6.17), effective as of the Effective Time (as defined below); and

(ii) to the SPAC, the Registration Rights Agreement, duly executed by the Company.

Annex A-2

(b) At the Closing, the SPAC will deliver or cause to be delivered:

(i) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Sponsor; and

(ii) to the Company, the written resignations of all of the directors and officers of the SPAC effective as of the Effective Time (as defined below).

ARTICLE II

CLOSING TRANSACTIONS

2.1 Effective Time. Subject to the conditions of this Agreement, on the Closing Date, immediately after the Share Split, the Parties shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and the SPAC (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, with the Merger to be consummated and effective at 8:00 a.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Company and the SPAC and specified in the Certificate of Merger (the “Effective Time”).

2.2 The Merger. On the Closing Date, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”), Merger Sub and the SPAC shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the SPAC, following which the separate corporate existence of Merger Sub shall cease and the SPAC shall continue as the surviving corporation of the Merger after the Effective Time and as a direct, wholly-owned subsidiary of the Company. The SPAC, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Subsidiary” (provided, that references to the SPAC for periods after the Effective Time shall include the Surviving Subsidiary).

2.3 Effect of the Merger. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and other applicable Law. All the property, rights, agreements, privileges, powers and franchises of Merger Sub shall vest in the Surviving Subsidiary and all debts, liabilities, obligations and duties of Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Subsidiary, including in each case the rights and obligations of the Surviving Subsidiary under this Agreement and the Ancillary Documents from and after the Effective Time.

2.4 Governing Documents. At the Effective Time, each of the certificate of incorporation and bylaws of Merger Sub shall become the certificate of incorporation and bylaws of the Surviving Subsidiary.

2.5 Directors and Officers of the Surviving Subsidiary. The Parties shall take all action necessary so that at the Effective Time, the board of directors and executive officers of the Surviving Subsidiary shall be the same as the board of directors and executive officers of Merger Sub.

2.6 Effect of the Merger on Issued and Outstanding Securities of the SPAC and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of the SPAC or the Company:

(a) SPAC Units. At the Effective Time, every issued and outstanding SPAC Unit shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of SPAC Class A Common Stock and one (1) SPAC Warrant in accordance with the terms of the applicable SPAC Unit, which underlying SPAC Securities shall be converted in accordance with the applicable terms of this Section 2.6 below.

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(b) SPAC Common Stock. At the Effective Time, each issued and outstanding share of SPAC Common Stock (other than those described in Section 2.6(d) below) shall be converted automatically into and thereafter represent the right to receive one (1) Company Class A Ordinary Share, following which, all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of SPAC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as provided herein or required under applicable Law.

(c) SPAC Warrants. At the Effective Time, each issued and outstanding SPAC Public Warrant shall be converted into one (1) Company Public Warrant and each issued and outstanding SPAC Private Warrant shall be converted into one (1) Company Private Warrant. At the Effective Time, the SPAC Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Company Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the SPAC Public Warrants, and each of the Company Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the SPAC Private Warrants, except that in each case they shall represent the right to acquire Company Class A Ordinary Shares in lieu of shares of SPAC Class A Common Stock. At or prior to the Effective Time, the Company shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Company Warrants remain outstanding, a sufficient number of Company Class A Ordinary Shares for delivery upon the exercise of such Company Warrants.

(d) Treasury Stock. At the Effective Time, if there are any shares of capital stock of the SPAC that are owned by the SPAC as treasury shares or by any direct or indirect Subsidiary of the SPAC, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(e) Merger Sub Stock. At the Effective Time, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Subsidiary.

2.7 Transactions on Issued Securities of the Company.

(a) Pre-closing Conversion. On the Closing Date, immediately prior to the Share Split and the Effective Time, all of the Company Preferred Shares shall convert to Company Ordinary Shares pursuant to Section 3.2 of the Fifth Amended and Restated Memorandum and Articles of Association of the Company and Section 8 of the Voting Agreement at the applicable conversion ratio as set forth in the Company’s Organizational Documents (the “Pre-Closing Conversion”).

(b) Company Ordinary Shares. Immediately after the Pre-Closing Conversion and before the Effective Time: each Company Ordinary Share that is issued and outstanding immediately after the Pre-Closing Conversion will be converted into a number of Company Class B Ordinary Shares equal to the Exchange Ratio (the “Share Split”); provided, that no fraction of a Company Class B Ordinary Share will be issued by virtue of the Share Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Class B Ordinary Share (after aggregating all fractional Company Class B Ordinary Shares that otherwise would be received by such Company Shareholder pursuant to the Share Split) shall instead be entitled to receive such number of Company Class B Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded to the nearest whole Company Class B Ordinary Share. The Company will take all necessary corporate actions to effectuate the Share Split, including by passing a special resolution of the Company.

(c) Company Options. Following the Share Split, each Company Option will be subject to the same terms and conditions set forth in the Company Equity Plan and the corresponding option agreement for the Company Options, including, without limitation, vesting conditions, as had applied to the corresponding Company Option as of immediately prior to the Share Split; provided that each Company Option shall: (i) have the right to acquire a number of Company Class B Ordinary Shares equal to (as rounded down to

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the nearest whole number) the product of (A) the number of Company Ordinary Shares which the Company Option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars) immediately prior to the Share Split, divided by (B) the Exchange Ratio. Notwithstanding the foregoing, in all cases, the exercise price and the number of Company Class B Ordinary Shares purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Company Class B Ordinary Shares purchasable pursuant to such Company Options shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. The Company shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Company Options remain outstanding, a sufficient number of Company Class B Ordinary Shares for delivery upon the exercise of such Company Option. From and after the Closing, the Company shall not issue any new awards under the Company Equity Plan.

2.8 Disbursement of Aggregate Apollomics Shares.

(a) Prior to the Effective Time, the SPAC shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of disbursing the Aggregate Apollomics Shares and the Company Securities issued pursuant to Section 2.6. At or prior to the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent the Aggregate Apollomics Shares and the Company Securities issued pursuant to Section 2.6.

(b) Notwithstanding anything to the contrary contained herein, no fraction of a Company Ordinary Share will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such holder) shall instead have the number of Company Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Company Ordinary Share.

(c) All Company Ordinary Shares delivered upon the exchange of SPAC Class A Common Stock in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Class A Common Stock and there shall be no further registration of transfers on the register of stockholders of the SPAC of the SPAC Class A Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of SPAC Class A Common Stock shall cease to have any rights as shareholders of the SPAC, except as provided in this Agreement or by applicable Law.

2.9 Tax Consequences. It is intended by the Parties that, for the U.S. federal income Tax purposes, (a) the Merger, the Pre-Closing Conversion, the Share Split and the PIPE Financing, collectively, constitute an integrated transaction described in Section 351 of the Code, (b) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (c) the transfer of SPAC Common Stock by SPAC stockholders pursuant to the Merger, other than by any SPAC stockholders who are U.S. persons and who are or will be “five-percent transferee shareholders” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) but who do not enter into gain recognition agreements within the meaning of Treasury Regulations Sections 1.367(a)-3(c)(1)(iii)(B) and 1.367(a)-8, qualifies for an exception to Section 367(a)(1) of the Code (clauses (a) to (c), collectively, the “Intended Tax Treatment”).

2.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Surviving Subsidiary with full right, title and possession to all assets, property, rights, privileges, powers and franchises of

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the Merger Sub, the then current officers and directors of the Surviving Subsidiary shall take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.11 PIPE Financing. Prior to, but conditioned upon, the Effective Time, the Company and the SPAC shall use their reasonable best efforts to seek to consummate the PIPE Financing pursuant to, and in the amounts set forth in, the Subscription Agreements.

2.12 Withholding Rights. Notwithstanding any other provision to this Agreement, the Company (and its Representatives) shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts pursuant to applicable Laws and request any necessary Tax forms, including any applicable withholding forms, or any other proof of exemption from withholding or any similar information, from any Person. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and paid to the applicable Governmental Authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except as set forth in (i) the disclosure schedules delivered by the SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the SPAC represents and warrants to the Company as of the date of this Agreement and as of the Closing Date, as follows:

3.1 Organization and Standing. The SPAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The SPAC has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted. The SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The SPAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The SPAC is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. The SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform each of the SPAC’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required SPAC Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the SPAC, (b) determined by the board of directors of the SPAC as advisable to the SPAC and recommended for Required SPAC Stockholder Approval and (c) other than the Required SPAC Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the SPAC is a party shall be when delivered, duly and validly executed and delivered by the SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium

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laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The SPAC’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the SPAC and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the SPAC’s stockholders for adoption and (iv) resolved to recommend that the SPAC’s stockholders adopt this Agreement.

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or notice to any Governmental Authority, on the part of the SPAC, is required to be obtained or made in connection with the execution, delivery or performance by the SPAC of this Agreement and each Ancillary Document to which the SPAC is a party or the consummation by the SPAC of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the SPAC.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the SPAC of this Agreement and each Ancillary Document to which it is a party, the consummation by the SPAC of the transactions contemplated hereby and thereby, and compliance by the SPAC with any of the provisions hereof and thereof, will not (a) contravene or conflict with or violate any provision of the SPAC’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any Law or Order binding upon or applicable to the SPAC, (c) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the SPAC or any of its properties or assets, or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the SPAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract of the SPAC, including the Trust Account, except for any deviations from any of the foregoing clauses (a), (b), (c) or (d) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the SPAC.

3.5 Capitalization.

(a) The SPAC is authorized to issue 110,000,000 shares of common stock, including 100,000,000 shares of SPAC Class A Common Stock and 10,000,000 shares of SPAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of SPAC Preferred Stock. The issued and outstanding SPAC Securities are set forth on Schedule 3.5(a). There are no issued or outstanding shares of SPAC Preferred Stock or SPAC Securities that are convertible or exchangeable into SPAC Preferred Stock. All outstanding shares of SPAC Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the SPAC’s Organizational

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Documents or any Contract to which the SPAC is a party. None of the outstanding SPAC Securities has been issued in violation of any applicable securities Laws.

(b) The SPAC does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the SPAC or (B) obligating the SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating the SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the SPAC to repurchase, redeem or otherwise acquire any SPAC Securities shares of the SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no stockholders agreements, voting trusts or other agreements or understandings to which the SPAC is a party with respect to the voting of any shares of the SPAC.

(d) All Indebtedness or unpaid Liabilities of the SPAC are set forth on Schedule 3.5(d). The Indebtedness and other Liabilities of the SPAC as a result of or in connection with the transactions contemplated hereunder (including in respect of deferred underwriting commissions and costs and expenses incurred in respect with other prospective Business Combinations and of the SPAC’s initial public offering) do not exceed, in the aggregate, the amount set forth in Schedule 3.5(d). No Indebtedness of the SPAC contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the SPAC or (iii) the ability of the SPAC to grant any Lien on its properties or assets.

3.6 SEC Filings and SPAC Financials.

(a) The SPAC, since the IPO, has timely filed all forms, reports, schedules, statements, registration statements, prospectuses, proxies and other documents required to be filed or furnished by the SPAC with the SEC under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, together with any amendments, restatements or supplements thereto, and shall file all such forms, reports, schedules, statements, proxies and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s website through EDGAR, the SPAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the SPAC’s annual reports on Form 10-K for each fiscal year of the SPAC beginning with the first year the SPAC was required to file such a form, (ii) the SPAC’s quarterly reports on Form 10-Q for each fiscal quarter that the SPAC filed such reports to disclose its quarterly financial results in each of the fiscal years of the SPAC referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses, proxies and other documents (other than preliminary materials) filed by the SPAC with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses, proxies and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they

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were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. None of the SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6(a), the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the SPAC Public Units, the SPAC Common Stock and the SPAC Public Warrants are listed on Nasdaq, (B) the SPAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such SPAC Securities, (C) there are no Actions pending or, to the Knowledge of the SPAC, threatened against the SPAC by the Financial Industry Regulatory Authority, Nasdaq or the SEC with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such SPAC Securities on Nasdaq and (D) the SPAC and such SPAC Securities are in compliance with all of the applicable listing corporate governance rules of Nasdaq.

(b) The SPAC has established and maintains disclosure controls and procedures required by Rules 13a-15 or Rule 15d-15 under the Exchange Act; except as set forth in the SEC Reports such disclosure controls and procedures are reasonably designed to ensure that all material information concerning the SPAC and other material information required to be disclosed by the SPAC in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the SPAC’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting the SPAC’s principal executive officer and principal financial officer to material information required to be included in the SPAC’s periodic reports required under the Exchange Act.

(c) The financial statements and notes of the SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the SPAC at the respective dates of and for the periods referred to in such financial statements and accurately reflect the books and records of the SPAC as of the times and for the periods referred to therein, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(d) The SPAC maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) the SPAC does not maintain any off-the-book accounts and that the SPAC’s assets are used only in accordance with the SPAC’s management directives, (ii) transactions are executed with management’s authorization and (iii) transactions are recorded as necessary to permit preparation of the financial statements of the SPAC and to account for the SPAC’s assets. The SPAC has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the SPAC. The SPAC or its Representatives has not received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the SPAC or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the SPAC has engaged in questionable accounting or auditing practices.

(e) Except to the extent reflected or reserved against in the SPAC Financials, the SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the SPAC Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the SPAC’s formation in the ordinary course of business. All debts and Liabilities, fixed or contingent, which should be included under GAAP on a balance sheet are included in the SPAC Financials as of the date of such SPAC Financial. The SPAC has no off-balance sheet arrangements.

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3.7 Reporting Company; Listing. The SPAC is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the SPAC Public Units, the SPAC Class A Common Stock and the SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding or Action pending or, to the Knowledge of the SPAC threatened against the SPAC by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of the SPAC Public Units, the SPAC Class A Common Stock or the SPAC Public Warrants.

3.8 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.8, the SPAC has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since June 2, 2021, not been subject to a Material Adverse Effect on the SPAC.

3.9 Compliance with Laws. The SPAC is, and has since its incorporation been, in compliance in all material respects with all Laws applicable to it and the conduct of its business and the SPAC has not received written notice alleging any violation of applicable Law in any material respect by the SPAC.

3.10 Actions; Orders; Permits. There is no pending or, to the Knowledge of the SPAC, threatened material Action, and, to the Knowledge of the SPAC, no pending or threatened investigations, in each case, to which the SPAC is subject or otherwise affecting its assets that have had or would reasonably be expected to have a Material Adverse Effect on the SPAC, nor, to the Knowledge of the SPAC, is there any reasonable basis for such Action or investigation to be made. There is no material Action that the SPAC has pending against any other Person. The SPAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The SPAC holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect have not had and would not reasonably be expected to have a Material Adverse Effect on the SPAC. None of the SPAC, its directors or officers, nor, any of it employees, agents, or any other Persons acting for or on behalf of the SPAC has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise took any actions, directly or indirectly, that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law. None of the SPAC, its directors or officers, nor, any of its employees, agents, or any other Persons acting for or on behalf of the SPAC is or has been a Person named on any economic sanctions administered, enacted or enforced by any Governmental Authority.

3.11 Litigation. There is no Proceeding pending, or to the Knowledge of the SPAC, threatened against the SPAC or any of its respective properties or assets. There are no Proceedings (at Law or in equity) or investigations pending or, to the Knowledge of the SPAC, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

3.12 Taxes and Returns.

(a) Except as listed on Schedule 3.12(a), the SPAC has timely filed, or caused to be timely filed, all applicable material Tax Returns required to be filed by it (taking into account all available extensions), which such Tax Returns are true, accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the SPAC Financials have been established in accordance with GAAP. Schedule 3.12(a) sets forth each jurisdiction where the SPAC files or is required to file a Tax Return.

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(b) There is no Action currently pending or, to the Knowledge of the SPAC, threatened in writing against the SPAC by a Governmental Authority in a jurisdiction where the SPAC does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The SPAC is not currently being audited by any Tax authority and has not been notified in writing by any Tax authority that any such audit is currently contemplated or currently pending. There are no claims, assessments, audits, examinations, investigations or other Actions currently pending against the SPAC in respect of any material Tax, and the SPAC has not been notified in writing of any proposed Tax claims or assessments against it that remains unpaid (other than, in each case, claims or assessments for which adequate reserves in the SPAC Financials have been established).

(d) There are no Liens with respect to any Taxes upon any of the property or assets of the SPAC, other than Permitted Liens.

(e) The SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f) Since the date of its incorporation, the SPAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

(g) The SPAC has not engaged in any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b)(2).

(h) To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent the qualification of the Intended Tax Treatment.

(i) The SPAC has no Liability for the Taxes of another Person that is not adequately reflected in the SPAC Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The SPAC is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including an advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the SPAC with respect to any period following the Closing Date.

(j) The SPAC has not requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any material amount of Taxes, nor is any such request outstanding.

(k) The SPAC: (i) has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the SPAC is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is not and has never been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(e)(1)(A)(ii) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the SPAC is or was the common parent corporation.

(l) Notwithstanding anything to the contrary in this Agreement, this Section 3.12 contains the sole representations and warranties of the SPAC concerning Taxes. Notwithstanding any representation or

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warranty in this Agreement (including the representations and warranties set forth in this Section 3.12), no representation or warranty is being made as to the use or availability of any Tax attribute or credit of the SPAC in any taxable period (or portion thereof) beginning on the day immediately after the Closing Date.

3.13 Employees and Employee Benefit Plans. Since its date of incorporation, the SPAC does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.14 Properties. The SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The SPAC does not own or lease any material real property or material physical assets.

3.15 Material Contracts.

(a) Except as set forth on Schedule 3.15(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $50,000, (ii) may not be cancelled by the SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the SPAC as its business is currently conducted, any acquisition of material property by the SPAC, or restricts in any material respect the ability of the SPAC to engage in business as currently conducted by it or compete with any other Person (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against the SPAC and, to the Knowledge of the SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; and (iv) to the Knowledge of the SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the SPAC under any SPAC Material Contract.

3.16 Transactions with Affiliates. Schedule 3.16 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future material Liabilities, Indebtedness owed or obligations between the SPAC or any of its Subsidiaries and any (a) present or former director, sponsor, officer or employee or Affiliate of the SPAC, or any of their respective “associates” or “immediate family” member (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any of the foregoing, or (b) record or beneficial owner of more than ten percent (10%) of the SPAC’s outstanding capital stock as of the date hereof, other than (x) for payment of salary or (y) reimbursement for reasonable expenses less than $500,000 incurred on behalf of the SPAC in the ordinary course of business consistent with past practice. The SPAC acknowledges that none of their respective “immediate family” members owns directly or indirectly in whole or in part, or has any other material interest in, any material tangible or real property that the SPAC uses, owns or leases (other than through any equity interest in the SPAC). To the extent not filed with the SEC prior to the date of this Agreement, true and complete copies of such Contracts have been provided to the Company.

3.17 Business Activities. Since its incorporation, the SPAC has not conducted any business activities other than activities directed toward completing a Business Combination.

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3.18 Investment Company Act. The SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

3.19 Finders and Brokers. Except as set forth on Schedule 3.19, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the SPAC, Merger Sub, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the SPAC.

3.20 Certain Business Practices.

(a) Since its incorporation, neither the SPAC, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of the SPAC are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority, and no Action involving the SPAC with respect to any of the foregoing is pending or, to the Knowledge of the SPAC, threatened.

(c) None of the SPAC or any of its directors or officers, or, to the Knowledge of the SPAC, any other Representative acting on behalf of the SPAC, is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the SPAC has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.21 Trust Account. The Trust Account has a balance of no less than $105,094,088. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. The SPAC has complied in all respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the SPAC or, to the Knowledge of the SPAC, by the Trustee. There are no separate agreements, side letters or other agreements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate or that would entitle any Person (other than the underwriters of the IPO, Public Stockholders who shall have elected to redeem their SPAC Common Stock pursuant to the SPAC Certificate of Incorporation or in connection with an extension of the SPAC’s deadline to consummate a Business Combination) (or the SPAC with respect to the income earned on the proceeds of the Trust Account to cover any tax obligations) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement. There are no claims or proceedings pending or, to the Knowledge of the SPAC, threatened in writing with respect to the Trust Account. Since its incorporation, the SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). Following the Effective Time, no Public Stockholder shall be entitled to receive any amount from the Trust Account.

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3.22 Information Supplied. None of the information supplied or to be supplied by the SPAC expressly for inclusion in the Proxy Statement/Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Public Stockholders or at the time of the SPAC Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.23 Independent Investigation. Notwithstanding anything contained in this Agreement, the SPAC and its respective directors, managers, officers, employees, equityholders, partners, members and representatives, acknowledge and agree that the SPAC has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The SPAC acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to SPAC pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement.

3.24 No Other Representations or Warranties. Except for the representations and warranties expressly made by the SPAC in this Article III (as modified by the SPAC Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of the SPAC nor any other Person on its behalf makes any express representation or warranty with respect to the SPAC, the SPAC Securities, the business of the SPAC, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the SPAC hereby expressly disclaims any other representations or warranties, whether made by the SPAC or any of its Representatives. Except for the representations and warranties expressly made by the SPAC in this Article III (as modified by the SPAC Disclosure Schedules) or in an Ancillary Document, the SPAC hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the SPAC), including any representations or warranties regarding the probable success or profitability of the businesses of the SPAC.

3.25 Lock-Up Agreements. All existing lock-up agreements between the SPAC and any of its stockholders or holders of any SPAC Securities entered into in connection with the initial public offering of the SPAC provide for a lock-up period that is in full force and effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

4.1 Organization and Standing. Merger Sub is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is duly qualified or licensed to do business in each jurisdiction in which its ownership of property or the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Merger Sub has heretofore made available to the SPAC and the Company true, accurate and complete copies of its Organizational Documents as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

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4.2 Authorization; Binding Agreement. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is, or is contemplated to be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Merger Sub is, or is contemplated to be, a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary corporate actions and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which Merger Sub is, or is contemplated to be, a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Merger Sub is, or is contemplated to be, a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Merger Sub, is required to be obtained or made in connection with the execution, delivery or performance by Merger Sub of this Agreement and each Ancillary Document to which it is a party or the consummation by Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are expressly contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Merger Sub.

4.4 Non-Contravention. The execution and delivery by Merger Sub of this Agreement and each Ancillary Document to which it is, or is contemplated to be, a party, the consummation by Merger Sub of the transactions contemplated hereby and thereby, and compliance by Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, including waiting periods, approvals, clearances, required antitrust filings or orders required under Antitrust Laws, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract of Merger Sub, except for any deviations from any of the foregoing clauses (a), (b) or (c) that has not been and would not reasonably be expected to be, individually or in the aggregate, material to Merger Sub or prevent Merger Sub to consummate the transactions contemplated by this Agreement.

4.5 Ownership. As of the date hereof, the Company is the sole owner of all the equity interests of Merger Sub. Prior to giving effect to the transactions contemplated by this Agreement, Merger Sub does not have any Subsidiaries or own any equity interest in any other Person.

4.6 Activities of Merger Sub. Since its incorporation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, do not own, directly or indirectly, any ownership equity, profits or

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voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the transactions contemplated hereby and thereby, and, other than its Organizational Documents, this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

4.7 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the SPAC, Merger Sub or any Target Company or any of their respective Subsidiaries in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Merger Sub.

4.8 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV, Merger Sub hereby expressly disclaims and negates any other express representation or warranty whatsoever (whether at Law or in equity) with respect to Merger Sub, and any matters relating to it, including its affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the SPAC, its Affiliates or any of their respective Representatives by, or on behalf of, Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Merger Sub nor any other person on behalf of Merger Sub has made or makes, any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the SPAC, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedules delivered by the Company to the SPAC on the date hereof (the “Company Disclosure Schedule”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) as otherwise disclosed by the Company in the Public Filing, the Company hereby represents and warrants to the SPAC, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. The Target Companies have all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Target Companies is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized or existing would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. The Company has provided to the SPAC accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the

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Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, (a) have been (or, in the case of Ancillary Documents to be entered into at or prior to Closing, will be) duly and validly authorized by the board of directors and/or shareholders of the Company (if applicable) and (b) other than the Required Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby (other than the filing and recordation of appropriate merger documents as required by the Cayman Companies Act). This Agreement has been, and each Ancillary Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Capitalization.

(a) As of the date of this Agreement, (i) the Company’s authorized share capital is $250,000 divided into 1,613,343,488 ordinary shares, par value $0.0001 (the “Company Ordinary Shares”) and 886,656,512 preferred shares, par value $0.0001 (the “Company Preferred Shares” and together with the Company Ordinary Shares, the “Company Shares”); (ii) the Company Preferred Shares are divided into four series, (a) one of which series is designated as Series C Preferred Shares and consists of up to 371,600,000 shares (the “Company Series C Preferred Shares”), (b) one of which series is designated as Series B Preferred Shares and consists of up to 300,356,512 share (the “Company Series B Preferred Shares”), (c) one of which series is designated as Series A1 Preferred Shares and consists of up to 132,100,000 shares (the “Company Series A1 Preferred Shares”) and (d) one of which series is designated as Series A2 Preferred Shares and consists of up to 82,600,000 shares (the “Company Series A2 Preferred Shares”); and (iii) the issued and outstanding capital shares of the Company consists of 400,226,098 Company Ordinary Shares, 256,449,944 Company Series C Preferred Shares, 297,352,949 Company Series B Preferred Shares, 132,057,583 Company Series A1 Preferred Shares and 73,371,157 Company Series A2 Preferred Shares. All outstanding Company Shares have been validly and duly authorized, allotted, issued, fully paid, nonassessable and free of any Liens, other than those imposed under the Company’s Organizational Documents.

(b) As of the date of this Agreement, the Company has reserved 337,225,866 Company Ordinary Shares for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, (i) 256,143,676 of such shares are currently issued and outstanding and (ii) 41,127,970 shares remain available for future awards permitted under the Company Equity Plan. As of the date of this Agreement, the Company has furnished to the SPAC complete and accurate copies of (i) the Company Equity Plan and forms of agreements used thereunder and (ii) all of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws, in all material respects. As of the date of this Agreement, except as set forth on Schedule 5.3(b), there are no (i) Company Convertible Securities, (ii) outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company or (iii) voting trusts, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests to which the Company is a party. As of the date of this Agreement, except as set forth in the Company’s Organizational Documents or Schedule 5.3(b), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities.

(c) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the share

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option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; and (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a Company Ordinary Share on the applicable grant date.

5.4 Subsidiaries. Schedule 5.4 sets forth the legal name and jurisdiction of organization of each Subsidiary of the Company. All of the outstanding equity securities of each Subsidiary of the Company are owned by the Company or another Subsidiary of the Company and have been validly and duly authorized, fully paid, nonassessable and free of any Liens, other than those imposed by such Subsidiary’s Organizational Documents or as would not be material to the Target Companies, taken as a whole.

5.5 Governmental Approvals. Except as otherwise described in Schedule 5.5, no Consent of or notice to any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or much such Consents or to make such notices would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

5.6 Non-Contravention. Except as otherwise described in Schedule 5.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is party, the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, (c) violate, conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification, or acceleration) under or (d) result in the creation of any Lien upon any of the properties or assets of any Target Company under (other than Permitted Liens), any of the terms, conditions or provisions of any Company Material Contract, except in the cases of clauses (a), (b) and (c), as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

5.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated statements of financial position of the Target Companies as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with PCAOB standards (the “Audited Company Financials”) and (ii) the Company prepared financial statements, consisting of the consolidated statement of financial position of the Target Companies as of June 30, 2022 (the “Interim Balance Sheet Date”) and the related consolidated statement of profit or loss and other comprehensive income, changes in equity and cash flows for the six (6) months then ended. The Audited Company Financials, when delivered by the Company, (i) will have been prepared from, and will be in accordance in all material respects, with, the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with IFRS, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for IFRS and exclude year-end adjustments which will not be material in amount), (iii) when included in the Registration

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Statement for filing with the SEC following the date of this Agreement, will comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC, in each case, as in effect as of the respective dates thereof and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities in all material respects and maintains proper and adequate internal accounting controls that, to the Knowledge of the Company, provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization and (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to account for such Target Company’s assets. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past three (3) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) Except as set forth on Schedule 5.7(c), neither the Company nor, to the Knowledge of the Company, any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation in writing regarding any of the foregoing.

5.8 Absence of Certain Changes. Except as set forth on Schedule 5.8, since June 30, 2022, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice and (b) not been subject to a Material Adverse Effect.

5.9 Compliance with Laws. Except for (i) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 5.20) and compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 5.14), for the three (3) year period immediately preceding the date of this Agreement and (ii) as would not be material to the Target Companies, taken as a whole, no Target Company is or has been in material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written notice from a Governmental Authority of any non-compliance with any applicable Laws by which it or any of its properties, assets, employees, business, products or operations are or were bound or affected. For purposes of this Section 5.9, “material” shall mean having or being reasonably expected to have a Material Adverse Effect on the Target Companies taken as a whole.

5.10 Company Permits. Each Target Company holds all Permits necessary to lawfully conduct its business as presently conducted and to own, lease and operate its assets and properties and to develop, design, test, study, process, manufacture, label, store, handle, package, import, export, and distribute its pipeline products (collectively, the “Company Permits”), except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole. The Company has made available to the SPAC true, correct and complete copies of all material Company Permits, all of which are listed on Schedule 5.10. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole, all of the Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the

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Company, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written notice of any Actions relating to the revocation or modification of any Company Permit, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

5.11 Litigation. Except as described on Schedule 5.11 or as would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole, there is no (a) Action of any nature currently pending or, to the Knowledge of the Company, threatened, and no such Action has been brought in the past three (3) years or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past three (3) years, in either case of (a) or (b) by or against any Target Company, its current or former directors or officers (provided, that any litigation involving the directors or officers of a Target Company must be related to the Target Company’s business or assets), its business, equity securities or assets.

5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xi) below to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound (each Contract required to be set forth on Schedule 5.12(a), other than a Company Benefit Plan, a “Company Material Contract”) and the Company has made available to the SPAC, true, correct and complete copies of, each:

(i) contains covenants that materially limit the ability of any Target Company (A) (1) to compete in any line of business, with any Person or in any geographic area, (2) to sell or provide any service or product or (3) to solicit any Person, other than in respect of customary non-disclosure agreements entered into by any Target Company in the ordinary course of business or (B) to purchase or acquire an interest in any other Person;

(ii) providing for the formation of any joint venture or profit-sharing agreement or arrangement;

(iii) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $500,000 between the Company and any Subsidiary;

(iv) was entered into during the past three (3) years involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $5,000,000 (other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, (B) in the ordinary course of business consistent with past practice or (C) between the Company and any Subsidiaries);

(v) pursuant to which payments or receipts by the Target Companies under such Contract or Contracts exceeded $500,000 in the fiscal year ending December 31, 2021 in the aggregate (other than any Contract for professional services rendered in connection with the Public Filing or an initial public offering of the Company on the Hong Kong Stock Exchange);

(vi) is with any Top Supplier, excluding any non-disclosure agreements, purchaser order forms, sales acknowledgement forms or similar agreements entered into in the ordinary course of business consistent with past practice;

(vii) is between any Target Company and any directors, officers or employees of a Target Company (including, for the avoidance of doubt, the Key Management) (other than at-will employment arrangements, employee confidentiality and invention assignment agreements or equity or incentive equity agreements with employees entered into in the ordinary course of business consistent with past practice) or any Related Person;

(viii) obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

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(ix) relates to a material settlement entered into within two (2) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations) that would be reasonably likely to involve payments in excess of $500,000 after the date of this Agreement;

(x) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than (A) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $100,000 per year (collectively, “Off-the-Shelf Software”), (B) employee or consultant invention assignment agreements entered into on a Target Company’s standard form of such agreement, (C) confidentiality agreements entered into in the ordinary course of business, (D) non-exclusive licenses from customers or distributors to any Target Company entered into in the ordinary course of business or (E) feedback and ordinary course trade name or logo rights that are not material to any Target Company (the “Company IP Licenses”); or

(xi) the termination of which, would be otherwise material to the Target Companies, taken as a whole and not covered by clauses (i) through (x) above.

(b) The Target Companies are not in breach of or default under the terms of any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event has occurred or not occurred through any of the Target Companies’ action or inaction or, to the Knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case, except as would not reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Each Company Material Contract (i) is a valid and binding obligation of the Target Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case, except as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. There are no, and since December 31, 2019 there have not been, disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract, and the Target Companies have not received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, except as would not be reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole.

5.13 Intellectual Property.

(a) Schedule 5.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications in each case for which a Target Company is the owner, applicant or assignee of record as of the date hereof (“Company Registered IP”), specifying as to each item, as applicable: (A) the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Trademarks. Each Target Company owns, free and clear of all Liens (other than Permitted Liens) any and all Intellectual Property owned, in whole or in party by the Target Company (“Company IP”) or has valid and enforceable licenses to all other Intellectual Property that is material to the conduct of such Target Company’s business as currently conducted. Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP.

(b) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any material Intellectual Property currently owned by the Target Company or the material Intellectual Property licenses to a Target Company under the Company IP Licenses, nor, to the

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Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person as a consequence of the business activities of any Target Company as currently conducted. There are no Orders to which any Target Company is a party or its otherwise bound that restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company. No Target Company is currently infringing any Intellectual Property of any other Person in any material respect in connection with the use of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies as currently conducted. To the Company’s Knowledge, no third party is currently, or in the past three (3) years has been, infringing upon, misappropriating or otherwise violating any Company IP in any material respect.

(c) All officers, directors, employees and independent contractors (to the extent any such independent contractor had access to Intellectual Property of a Target Company) of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies ownership of all Intellectual Property arising from the services performed for a Target Company by such Persons (or such ownership vested in the Target Company by operation of Law). No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. Each Target Company has taken reasonable security measures designed to protect the secrecy, confidentiality and value of the material Company IP.

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Target Companies taken as a whole, to the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information or information that can be used to identify a natural person (“personal information”)) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data. Each Target Company has complied in all material respects with its own privacy policies and guidelines, if any, each with respect to the Target Companies’ collection, processing and use of personal information.

(e) The consummation of any of the transactions contemplated by this Agreement will not result in any acceleration of any payments with respect to any material Intellectual Property licensed to a Target Company under a Company IP License, except as would not reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights, except as would not reasonably expected to be, individually or in the aggregate, material to the Target Companies, taken as a whole, under Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

5.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material U.S. federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes being contested in good faith for which adequate reserves in the Company Financials have been established.

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(b) There is no Action currently pending or, to the Knowledge of the Company, threatened in writing against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is currently being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is currently contemplated or currently pending. There are no claims, assessments, audits, examinations, investigations or other Actions currently pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it that remains unpaid (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g) No Target Company has engaged in any “listed transaction,” as defined in U.S. Treasury Regulation section 1.6011-4(b)(2).

(h) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) that is not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract or indemnity (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements, arrangements or practices entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including an advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(i) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any material amount of Taxes, nor is any such request outstanding.

(j) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(e)(1)(A)(ii) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(k) To the Knowledge of the Company, no Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the qualification of the Intended Tax Treatment.

(l) Notwithstanding anything to the contrary in this Agreement, this Section 5.14 contains the sole representations and warranties of the Company concerning Taxes. Notwithstanding any representation or

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warranty in this Agreement (including the representations and warranties set forth in this Section 5.14), no representation or warranty is being made as to the use or availability of any Tax attribute or credit of any Target Company in any taxable period (or portion thereof) beginning on the day immediately after the Closing Date.

5.15 Real Property. Schedule 5.15 contains a complete and accurate list of all material leases, subleases and occupancy agreements and documents, including all amendments (collectively, the “Company Real Property Leases”). The Company has made available to the SPAC a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to Enforceability Exceptions. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Target Company or any other party under any of the Company Real Property Leases and to the Knowledge of the Company, no Target Company has received written notice of any such condition. No Target Company owns or has ever owned any real property or any interest therein.

5.16 Personal Property. Except as (a) set forth on Schedule 5.16 or (b) as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Target Companies, taken as a whole, each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than $100,000 (“Company Personal Property Leases”) are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the SPAC a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

5.17 Title to Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets and properties, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the consolidated balance sheet of the Target Companies as of the Interim Balance Sheet Date. The material tangible assets (excluding Intellectual Property) of the Target Companies constitute all of the material tangible assets that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies.

5.18 Employee Matters.

(a) Except as set forth in Schedule 5.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 5.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and

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conditions of employment, employee classification, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 5.18(b), there are no Actions pending or, to the Knowledge of any Target Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

5.19 Benefit Plans.

(a) Set forth on Schedule 5.19(a) is a true and complete list of each material Benefit Plan of a Target Company (each, a “Company Benefit Plan”) and denotes with an asterisk each material Non-U.S. Plan. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m), or (o) of the Code, nor does any Target Company have any liability with respect to any collectively bargained for plans, whether or not subject to the provisions of ERISA.

(b) Each Company Benefit Plan is and has been operated, administered and funded at all times in compliance with all applicable Laws in all material respects, including, but not limited to, ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. To the Company’s Knowledge, no fact exists which could reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each material Company Benefit Plan listed on Schedule 5.19(a), the Company has provided to the SPAC accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent summary plan descriptions and summary of material modifications thereto; (iii) the most recent nondiscrimination testing report; (iv) the most recent determination letter received from the IRS, if any; and (v) all material communications with any Governmental Authority within the last three (3) years.

(d) With respect to each Company Benefit Plan: (i) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (ii) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (iii) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is currently a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the

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Code, and no Target Company has incurred any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that would reasonably be expected to cause such Liability to be incurred. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) No arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA), no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees).

(h) Except as set forth on Schedule 5.19(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) All Company Benefit Plans can be terminated at any time prior to the Closing Date without resulting in any material Liability to the Company Surviving Subsidiary or the SPAC or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities; provided that the foregoing shall not include arrangements entered into by the Target Companies in connection with the transactions contemplated by this Agreement.

(j) Each Company Benefit Plan that is subject to Section 409A of the Code as of the Closing Date has been administered in compliance, and is in documentary compliance, in all material respects, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No payment to be made under any Company Benefit Plan will reasonably be expected to be subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

5.20 Environmental Matters. Except as set forth in Schedule 5.20:

(a) Each Target Company is, and in the three (3) year period immediately preceding the date of this Agreement has been, in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), except where such non-compliance would not reasonably be expected to be material to the Target Companies, taken as a whole. In the three (3) year period immediately preceding the date of this Agreement, no Action is pending or, to the Knowledge of the Company, threatened in writing to revoke, modify or terminate any such Environmental Permit, and, to the Knowledge of the Company, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits, except where such non-compliance would not reasonably be expected to be material to the Target Companies, taken as a whole.

(b) In the three (3) year period immediately preceding the date of this Agreement, no Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be material to the Target Companies, taken as a whole.

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(c) In the three (3) year period immediately preceding the date of this Agreement, no Action has been made or is pending, or to the Knowledge of the Company, threatened in writing against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any applicable Environmental Law, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be material to the Target Companies, taken as a whole.

(d) In the three (3) year period immediately preceding the date of this Agreement, no Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws, except, in each case, as would not, individually or in the aggregate, be reasonably expected to be material to the Target Companies, taken as a whole.

5.21 Transactions with Related Persons. Except as set forth on Schedule 5.21, there are no material contracts or Contracts between any Target Company, on the one hand, and any Affiliate of any Target Company, present officer or director of any Target Company, beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of Company Ordinary Shares constituting, as of the date of this Agreement, more than 5% of the total number of Company Ordinary Shares on a fully diluted basis, calculated on the date of this Agreement (each of the foregoing, a “Related Person”), on the other hand, other than for (a) Contracts and arrangements related or incidental to any Related Person’s employment or retention as a director or other service provider by a Target Company (including compensation, benefits and advancement or reimbursement of expenses), (b) loans to employees or other service providers of the Target Company in the ordinary course of business consistent with applicable Target Company policies and arrangements related or incidental thereto and (c) Contracts relating to a Related Person’s status as a holder of Company Ordinary Shares.

5.22 Insurance. As of the date of this Agreement, the Target Companies have material policies of property, fire and casualty, workers’ compensation and other forms of insurance in place. Except as would not, individually or in the aggregate, be expected to be material to the Target Companies, taken as a whole, all premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid, binding, enforceable and in full force and effect. In the past three (3) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

5.23 [Reserved].

5.24 Top Suppliers. Schedule 5.24 lists, as of the date of this Agreement, the ten (10) largest suppliers of goods or services to the Target Companies by annual revenue (collectively, the “Top Suppliers”). As of the date hereof, the relationships of each Target Company with such suppliers are good commercial working relationships and to the Knowledge of the Company, no Top Supplier intends to cancel, or otherwise terminate, any material relationships with the Target Companies. As of the date of this Agreement, no Target Company has any ongoing material dispute with any Top Supplier.

5.25 Certain Business Practices.

(a) During the past three (3) years, no Target Company, nor to the Knowledge of the Company, any of their respective Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment.

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(b) To the Knowledge of the Company, the Target Companies are currently and have been, in the past three (3) years, in material compliance with anti-money laundering laws, regulations, rules and guidelines by any Governmental Authority in any applicable jurisdiction, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the past three (3) years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

5.26 Compliance with Privacy Laws, Privacy Policies and Certain Contracts.

(a) Except as set forth on Schedule 5.26(a):

(b) Neither the Company, nor, to the Knowledge of the Company, any officer, director, manager or employee to whom Company has given access to Personal Data or Protected Health Information, is in material violation of any applicable Privacy Laws;

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Target Companies taken as a whole, to the Knowledge of the Company, the Company has not experienced any material loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Data or Protected Health Information maintained by or on behalf of the Company;

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Target Companies taken as a whole, to the Knowledge of the Company, (i) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Privacy Law by the Company, and (ii) the Company has not been given written notice of any criminal, civil or administrative violation of any Privacy Law, in any case including any claim or action with respect to any loss, damage or unauthorized access, use, disclosure, or breach of security, of Personal Data or Protected Health Information maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company); and

(e) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Target Companies taken as a whole, to the Knowledge of the Company, all activities conducted by the Company with respect to any Protected Health Information or Personal Data are permitted under the Contracts relating to or involving Personal Data or Protected Health Information.

5.27 Compliance with Health Care Laws.

(a) Except as set forth on Schedule 5.27(a):

(b) the Company, including the conduct of its business, is and has been at all times during the past three (3) years in compliance with all applicable Health Care Laws, except where non-compliance would not reasonably be expected to have a Material Adverse Effect on the Target Companies taken as a whole;

(c) the Company holds, and is operating in compliance in all material respects with, all Permits of the FDA and other foreign, federal, state and local regulatory authorities required for the lawful conduct of its business as currently conducted, including, but not limited to, Investigational New Drug Applications (“INDs”);

(d) all data, information and representations contained in any submission to, or communications with, the FDA or other foreign regulatory authorities were accurate, truthful and non-misleading in all material respects when submitted or communicated to the FDA or other foreign regulatory authorities (or were

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corrected in or supplemented by a subsequent submission or communication) and, to the Knowledge of the Company, remain so currently;

(e) no Company clinical study or clinical trial has been terminated or suspended by the FDA or any other applicable Governmental Authority or Institutional Review Board, and neither the FDA nor any other applicable Governmental Authority has commenced or threatened to initiate any clinical hold order on, or otherwise terminate, delay, suspend or materially restrict, any proposed or ongoing clinical study or clinical trial;

(f) the Company has to date developed, designed, tested, studied, processed, manufactured, labeled, stored, handled, packaged, imported, exported, and distributed the Company pipeline products and services in compliance in all material respects with all applicable Health Care Laws or other Law. As of the date of this Agreement, the Company has not received, and to the Knowledge of the Company, there is no pending civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, Warning Letter, untitled letter, It Has Come To Our Attention Letter, regulatory communication, proceeding or request for information from the FDA or any Governmental Authority concerning material noncompliance with Health Care Laws or other Law with regard to the Company or Company pipeline products or services; and

(g) neither the Company nor, to the Knowledge of the Company, any of its Affiliates, officers, directors, or employees has, in the past six (6) years: (i) been debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other action under the provisions of 21 U.S.C. §§ 335a, 335b, or 335c, 42 U.S.C. § 1320a-7 or any equivalent provisions in any other applicable jurisdiction; (ii) made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of the FDA or any other Governmental Authority; nor (iii) made an untrue statement of a material fact or material fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or in any records and documentation prepared or maintained to comply with applicable Laws, or committed any act, made any statement, or failed to make any statement that, at the time of such disclosure in the foregoing in this subsection, could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

5.28 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended.

5.29 Finders and Brokers. Except as set forth in Schedule 5.29, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any Target Company or any of their respective Subsidiaries in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

5.30 Independent Investigation. Notwithstanding anything contained in this Agreement, the Company and its respective directors, managers, officers, employees, equityholders, partners, members and representatives, acknowledge and agree that the Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the SPAC, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the SPAC for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the SPAC set forth in Agreement (including the related portions of the SPAC Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the SPAC nor any of its Representatives have made any representation or warranty as to the SPAC or this Agreement, except as expressly set forth in this Agreement.

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5.31 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion in the Proxy Statement/Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Public Stockholders or at the time of the SPAC Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.32 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, no Target Company nor any other Person on its behalf makes any express representation or warranty with respect to any of the Target Companies, the Company Security Holders, the Company Shares, the business of the Target Companies, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether made by any Target Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the SPAC or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the SPAC or any of its Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

ARTICLE VI

COVENANTS

6.1 Access and Information. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 6.15, the Company shall give, and shall cause its Representatives to give, the SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, books and records, financial and operating data and other existing information, of or pertaining to the Target Companies, as the SPAC or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Company’s Representatives to reasonably cooperate with the SPAC and its Representatives in their investigation; provided, however, that the SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies, including invasive or intrusive investigations; provided, further, that the SPAC and its Representatives shall not, without the prior written consent of the Company, make inquiries of Persons having business relationships with the Company (including suppliers, customers and vendors) regarding the Company or such business relationships. Notwithstanding anything to the contrary in this Agreement, no Target Company shall be required to disclose any information to the SPAC or its Representatives to the extent such disclosure would, in their reasonable determination (i) result in a loss of any attorney-client or other similar legal privilege (ii) contravene any applicable Law, (iii) contravene the confidentiality restrictions in any Contract to which the disclosing Person is a party; provided that the Target Companies shall use good faith efforts to provide access that complies with such confidentiality restriction or (iv) violate applicable Laws. Nothing in this Section 6.1 shall require any Target Company to disclose or provide access to any information which primarily relates to the negotiation of this Agreement or the transactions contemplated hereby. All information obtained pursuant to this Section 6.1 shall be subject to the Confidentiality Agreement (as defined below).

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6.2 Conduct of Business of the Company.

(a) During the Interim Period, except (i) as set forth on Schedule 6.2, (ii) to the extent necessary to comply with the Company’s obligations under this Agreement or any Ancillary Document, (iii) as necessary to ensure that the Company complies with all applicable Laws, including Antitrust Laws and mandatory measures enacted by any Governmental Authority in response to the COVID-19 pandemic or (iv) the SPAC’s consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (B) materially comply with all material applicable Laws (including, but not limited to, Health Care Laws) and (C) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice; provided, that failure to take any action which is prohibited by the provisions of Section 6.2(b) shall not constitute a breach of this Section 6.2(a); provided, that no action by the Company or its Subsidiaries specifically permitted as an exception to the actions which are otherwise prohibited by the provisions of Section 6.2(b) shall be deemed a breach of this Section 6.2(a).

(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents or as required by applicable Law, during the Interim Period, except (1) as set forth on Schedule 6.2, (2) to the extent necessary to comply with the Company’s obligations under the Agreement or any Ancillary Document, (3) as necessary to ensure that the Company or its Subsidiaries complies with applicable Law, including antitrust laws and mandatory measures enacted by any Governmental Authority in response to the COVID-19 pandemic or (4) with the prior written consent of the SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend or otherwise change, in any material respect, its Organizational Documents, except as required by applicable Law, it being understood that routine administrative amendments (such as changes in directors or officers, changes in share capital that is otherwise permitted hereunder, and other similar amendments) are not material;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards; provided that none of (x) any issuance of shares that will be part of the Pre-Split Fully-Diluted Company Shares, (y) the exercise or settlement of any Company Options or grants of Company Options under the Company Equity Plan nor (z) the conversion of any Company Convertible Securities shall require the consent of the SPAC;

(iii) recapitalize or reclassify any of its shares or other equity interests or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities (except for the forfeiture of Company Options held by or repurchase of Company Ordinary Shares from former employees, non-employee directors and consultants in accordance with agreements as in effect on the date of this Agreement providing for the repurchase of shares in connection with any termination of service);

(iv) incur, create, assume or otherwise become liable for any Indebtedness in excess of $250,000 (individually or in the aggregate);

(v) materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business consistent with past practice, or make or commit to make any significant bonus payment (whether in cash, property or securities other than Company Options) other than in the

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ordinary course of business consistent with past practice, to any employee, or materially increase other benefits of employees generally other than in the ordinary course of business consistent with past practice, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law or in the case of the renewal of group health or welfare plans, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, file any amended material Tax Return or claim for a material Tax refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company IP (other than in the ordinary course of business consistent with past practice);

(viii) terminate, or waive or assign any material right under, any Company Material Contract (except for assignment to a Target Company) or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force material insurance policies, or replacement or revised policies providing insurance coverage with respect to its material assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on a Target Company) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiii) effect any layoff of more than fifteen (15) employees at once, at any of its facilities;

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof;

(xv) make capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $2,000,000 in the aggregate);

(xvi) adopt a plan of complete or partial liquidation, dissolution, winding up or other reorganization (other than with respect to any dormant entities);

(xvii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xviii) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by a Target Company to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall

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be deemed not to constitute a breach of the requirements set forth under this Section 6.2. The Company shall notify the SPAC in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the business of the Target Companies.

6.3 Conduct of Business of the SPAC.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except (i) as expressly contemplated by this Agreement or the Ancillary Documents or (ii) as required by Law, the SPAC shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the SPAC and its Subsidiaries and their respective businesses, assets and employees and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 6.3(a) and except as contemplated by this Agreement or the Ancillary Documents, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the SPAC shall not, and shall cause its Subsidiaries not to:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents, except as required by applicable Law or extend the deadline by which the SPAC must complete its Business Combination (an “Extension”) by an additional three (3) months, up to two (2) times in accordance with Section 6.20;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, other than the issuance of SPAC securities issuable upon conversion or exchange of outstanding SPAC securities in accordance with their terms;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material Taxes, file any amended material Tax Return or claim for a material Tax refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(v) directly or indirectly increase the compensation or benefits payable, whether conditionally or otherwise, to any director or officer or adopt a new compensation or benefit arrangement;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the SPAC;

(vii) enter into any consulting or advisory agreements or similar arrangements;

(viii) terminate, waive or assign any material right under any SPAC Material Contract;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

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(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the SPAC’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the SPAC Financials;

(xiv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xv) make capital expenditures (excluding for the avoidance of doubt, incurring any Expenses);

(xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions;

provided, that any actions reasonably taken in good faith by the SPAC or its Subsidiaries to the extent reasonably believed to be necessary to comply with Laws (including orders of Governmental Authorities) related to COVID-19 shall be deemed not to constitute a breach of the requirements set forth under this Section 6.3. The SPAC shall notify the Company in writing of any such actions taken in accordance with the foregoing proviso and shall use reasonable best efforts to mitigate any negative effects of such actions on the SPAC and its Subsidiaries.

6.4 Annual and Interim Financial Statements. During the Interim Period, within forty-five (45) calendar days following the end of each of the fiscal quarters ending March 31, June 30 and September 30 and within ninety (90) calendar days following the end of the fiscal year ending December 31, the Company will use its reasonable best efforts to deliver to the SPAC an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year (the “Interim Period Financials”). From the date hereof through the Closing Date, the Company will also promptly deliver to the SPAC copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

6.5 SPAC Public Filings. During the Interim Period, the SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and

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shall use its reasonable best efforts prior to the Closing to maintain the listing of the SPAC Public Units, the SPAC Common Stock and the SPAC Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Company Ordinary Shares and the Company Public Warrants.

6.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction and (ii) an “Alternative Transaction” means any of the following transactions involving the Company or the SPAC (other than the transactions contemplated by this Agreement): (x) any merger, acquisition consolidation, recapitalization, share exchange, business combination or other similar transaction, public investment or public offering; or (y) any sale, lease, exchange, transfer or other disposition of all or a material part of the assets of such Person (other than sales of inventory or obsolete equipment in the ordinary course) or any class or series of the capital stock, membership interests or other equity interests of the Company or the SPAC in a single transaction or series of transactions (other than any PIPE Financing).

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the SPAC, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

6.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of the SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of the SPAC (other than to engage in the Merger in accordance with Article II), communicate such information to any third party, take any other action with respect to the SPAC in violation of such Laws, or cause or knowingly encourage any third party to do any of the foregoing.

6.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; (b) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or (c) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall

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constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party agrees to make any required filing, notification, notice, submission or application under Antitrust Laws, as applicable, with respect to the transactions contemplated hereby. Each Party will supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 6.9(b) may be redacted as necessary to comply with contractual arrangements or as necessary to address attorney-client or other privilege concerns. Any disclosures or provision of copies by one party to the other pursuant to this Section 6.9(b) may be restricted to outside counsel. Any fees and expenses related to the foregoing provisions of this Section 6.9(b) shall be borne equally by the Parties.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement,

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and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.10 Tax Matters.

(a) None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) knowingly take any action, or knowingly fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Parties intend to report and, except to the extent otherwise required by a Law or by a “determination” within the meaning of Section 1313(a) of the Code, shall report, for U.S. federal income Tax purposes, the Merger in a manner consistent with the Intended Tax Treatment. This Agreement is and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 368 of the Code and the Treasury Regulations promulgated thereunder with respect to the Merger. If (i) either Party requests a Tax opinion or (ii) in connection with the preparation and filing of the Registration Statement, or any other filing, the SEC requests or requires that any Tax opinion be prepared and submitted in connection with such filing, each Party shall use commercially reasonable efforts to deliver a “Tax Representation Letter,” containing customary representations of the applicable Party and reasonably acceptable to such Party, as shall be reasonably necessary or appropriate to enable outside legal counsel to render any opinion or advice, subject to customary assumptions and limitations, regarding the Intended Tax Treatment.

(b) The Company shall be responsible for and shall pay any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation.

(c) On or prior to the Closing Date, the SPAC shall deliver to the Company a certification pursuant to Treasury Regulations Section 1.1445-2(c) and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulations Section 1.897-2(h)(2), each dated no more than thirty (30) days prior to the Closing Date, in a form reasonably acceptable to the Company, and signed by a responsible corporate officer of the SPAC.

6.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things,

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necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

6.12 The Registration Statement.

(a) As promptly as practicable after delivery of the Audited Company Financials, the SPAC and the Company shall jointly prepare and the Company shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Company Securities to be issued under this Agreement to the holders of SPAC Securities pursuant to the Merger, which Registration Statement will also contain a proxy statement of the SPAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from SPAC stockholders for the matters to be acted upon at the SPAC Special Meeting and providing the Public Stockholders an opportunity in accordance with the SPAC’s Organizational Documents and the IPO Prospectus to have their SPAC Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the SPAC Stockholder Approval Matters. Any SEC filing fee or printer expenses related to the Registration Statement shall be borne 50% by the Company and 50% by the SPAC. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC stockholders to vote, at a special meeting of SPAC stockholders to be called and held, no later than thirty (30) days after Registration Statement has become effective for such purpose (the “SPAC Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger, by the holders of SPAC Common Stock in accordance with the SPAC’s Organizational Documents and IPO Prospectus, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq (the approvals described in the foregoing clause, the “SPAC Stockholder Approval Matters”) and (ii) any other proposals that are required for the consummation of the transactions contemplated by this Agreement that are submitted to, and require the vote of, the Public Stockholders in the Registration Statement and agreed to by the SPAC and the Company. The board of directors of the SPAC shall not withdraw, amend, qualify or modify its unanimous recommendation to the Public Stockholders that they vote in favor of the SPAC Stockholder Approval Matters (together with any withdrawal, amendment, qualification or modification of its recommendation to the Public Stockholders described in the Recitals hereto, a “Modification in Recommendation”). The SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the SPAC Special Meeting shall not be affected by any Modification in Recommendation. If, and only if, on the date for which the SPAC Special Meeting is scheduled, the SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Stockholder Approval, whether or not a quorum is present, the SPAC may make one or more successive postponements or adjournments of the SPAC Special Meeting; provided that the SPAC Special Meeting (x) is not postponed or adjourned to a date that is more than fifteen (15) days after the date for which the SPAC Special Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Outside Date. In connection with the Registration Statement, the SPAC and the Company will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the SPAC’s Organizational Documents, the Securities Act, the DGCL and the rules and regulations of the SEC and Nasdaq. The SPAC and the Company shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any exhibit, amendment or supplement thereto prior to filing the same with the SEC. The SPAC shall consider any such comments timely made in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith. The SPAC shall not file the Registration Statement or any exhibit, amendment or supplement thereto without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed. The Company shall provide the SPAC with such information concerning the Target Companies and their shareholders, officers, directors, employees, assets, Liabilities, condition (financial or

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otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto.

(b) The SPAC and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the SPAC Special Meeting and the Redemption. Each of the SPAC and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company and the SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The SPAC and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the SPAC’s Organizational Documents; provided, however, that the SPAC shall not amend or supplement the Registration Statement without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.

(c) Each of the SPAC and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to respond to comments from the SEC and become effective. The SPAC shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the SPAC or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the SPAC Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company and its counsel a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the SPAC shall consider any such comments timely made in good faith under the circumstances and accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith.

(d) As soon as practicable following the Registration Statement becoming effective, the SPAC shall distribute the Registration Statement to SPAC’s stockholders, and, pursuant thereto, shall call the SPAC Special Meeting in accordance with the Securities Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) The SPAC and the Company shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Special Meeting and the Redemption.

6.13 Company Shareholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will solicit written consents in order to obtain the Required Company Shareholder Approval.

6.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the SPAC and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the SPAC

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and the Company reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance; provided, that subject to this Section 6.14, the Parties and their Affiliates may make internal communications regarding this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby to their and their Affiliates’ respective directors, officers and employees without the consent of any other Party and may make public statements regarding this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby containing information or events already publicly known other than as a result of a breach of this Section 6.14.

(b) The SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The SPAC and the Company shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Company shall file a report of foreign private issuer on Form 6-K and a shell company report on Form 20-F (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Company and the SPAC shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

6.15 Confidential Information. The Parties acknowledge that the information being provided to them in connection with transactions contemplated by this Agreement is subject to the terms of that certain Confidentiality Agreement, dated April 12, 2022, between the Company and the SPAC (as may be amended from time to time, the “Confidentiality Agreement”), the terms of which shall survive the Closing (except as expressly provided in the following sentence); provided, that the SPAC shall be entitled to use or disclose such information in investigating, or defending itself against, any Proceeding relating to this Agreement or the transactions contemplated hereby or for the purposes of complying with this Agreement and consummating the transactions contemplated hereby. Effective upon, and only upon, the Closing, the SPAC’s obligations under the Confidentiality Agreement shall terminate with respect to information to the extent relating to the Target Companies.

6.16 [Reserved].

6.17 Post-Closing Board of Directors and Executive Officers.

(a) The Company shall take all necessary action, including causing the directors of the Company to resign, so that effective immediately after the Effective Time, the Company’s board of directors (the “Post-Closing Company Board”) will consist of seven (7) individuals: one (1) person that is designated by the SPAC prior to the Closing (the “SPAC Director Designee”); five (5) persons that are designated by the Company prior to the Closing (the “Company Director Designees”), at least three (3) of whom shall be required to qualify as an independent director under the Nasdaq rules; and one (1) person that is mutually

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designated by the SPAC and the Company prior to the Closing, who shall be required to qualify as an independent director under the Nasdaq rules; provided that the applicable Party shall only designate Person(s) eligible to serve as a director on the Post-Closing Company Board in accordance with the applicable corporate governance standards and qualifications set forth by Nasdaq and any SEC rules, regulations or provisions related to individuals serving on the board of directors of a public company. At or prior to the Closing, the Company will execute and deliver to each member of the Post-Closing Company Board a customary director indemnification agreement, in form and substance reasonably acceptable to the Company and the SPAC.

(b) The Parties shall take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of the Company immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

6.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC (the “D&O Indemnified Persons”) as provided in the Organizational Documents of the SPAC or under any agreement relating to the exculpation or indemnification of, or advancement of expenses to, any D&O Indemnified Person or any employment or other similar agreement between any D&O Indemnified Person and the SPAC as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Closing, the Company shall cause the Organizational Documents of the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the SPAC to the extent permitted by applicable Law. The provisions of this Section 6.18 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) At the Closing, the Company shall, or shall cause the SPAC (at the Company’s expense) to, subject to the approval of the Company (which approval shall not be unreasonably withheld, delayed or denied) obtain and fully pay the premium for a “tail” insurance policy naming the directors and officers of the SPAC as direct beneficiaries that provides coverage for up to a six-year period from and after the Closing for events occurring prior to the Closing (the “D&O Tail Insurance”) that is, in the aggregate, not less advantageous to such directors and officers than the SPAC’s existing policy (true, correct and complete copies of which have been heretofore made available to the SPAC or its agents or representatives), except that in no event shall the Company be required to pay an annual premium for such policy in excess of three hundred percent (300%) of the aggregate annualized premium payable by the SPAC for its existing policy. The SPAC shall provide the Company a copy of the D&O Tail Insurance policy and premium cost at least ten (10) Business Days in advance of the Closing Date for review. If obtained, the SPAC shall maintain the D&O Tail Insurance in full force and effect, continue to honor the obligations thereunder and timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

6.19 Trust Account Proceeds. Except for payments to be made out of the Trust Account in relation to the Redemption, none of the funds held in the Trust Account shall be released prior to the Closing. The SPAC shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall be obligated to disburse the funds in the Trust Account to pay all amounts due pursuant to the Redemptions and thereafter disburse the remaining funds in the Trust Account to pay (i) the Expenses of the SPAC, the Company and Merger Sub and (ii) any loans owed by the SPAC to MP One Investment, LLC for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the

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SPAC or expenses of the SPAC necessary for an Extension (such Extension expenses, “Extension Expenses”). Such amounts shall be paid at the Closing pursuant to written instructions delivered by the SPAC to Trustee at Closing.

6.20 Extension. The SPAC will exercise its right to extend the SPAC’s deadline to complete its initial business combination by three months at the Sponsor’s sole cost (including making additional deposits to the Trust Account) in the ordinary course as necessary, but no later than October 13, 2022. If the Closing is not consummated by January 12, 2023, the SPAC will exercise its right to extend the deadline by another three (3) months with the cost of such extension (including making additional deposits to the Trust Account) borne (i) solely by the Sponsor if the extension is due to matters within the SPAC’s control or (ii) equally by the Sponsor and the Company if the extension is due to matters within the Company’s control; provided that, in the case of (ii) above the Company shall have the same rights with respect to its deposit to the Trust Account as the Sponsor.

6.21 Nasdaq Capital Market Listing. The SPAC and the Company shall use their respective reasonable best efforts to cause, as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date; (a) the Company’s initial listing application with the Nasdaq Capital Market in connection with the Merger to have been approved; (b) the Company to satisfy all applicable initial and continuing listing requirements of the Nasdaq Capital Market; and (c) the Company Ordinary Shares to have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

6.22 PCAOB Audited Financials. The Company shall use commercially reasonable efforts to deliver true and complete copies of the Audited Company Financials not later than September 15, 2022.

6.23 PIPE Financing. The SPAC and the Company shall use their reasonable best efforts to facilitate the Company to enter into Subscription Agreements with PIPE Investors for the sale of PIPE Shares upon Closing, pursuant to which such PIPE Investors commit to provide equity financing (subject to the terms and conditions thereof) in the aggregate gross amount of at least $25,000,000.

ARTICLE VII

NO SURVIVAL

7.1 No Survival. Representations and warranties contained in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the SPAC and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or the SPAC or their respective Representatives with respect thereto. The covenants and agreements made in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE VIII

CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the SPAC of the following conditions:

(a) Required SPAC Stockholder Approval. The SPAC Stockholder Approval Matters that are submitted to the vote of the stockholders of the SPAC at the SPAC Special Meeting in accordance with the Proxy

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Statement shall have been approved by the requisite vote of the stockholders of the SPAC at the SPAC Special Meeting in accordance with the SPAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required SPAC Stockholder Approval”).

(b) Required Company Shareholder Approval. Written consents representing the requisite vote of the Company Shareholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have been obtained, as necessary, to authorize, approve and consent to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Shareholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(e) Net Tangible Assets Test. SPAC shall have not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem SPAC Class A Common Stock in an amount that would cause the SPAC not to have, at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(f) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement and no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending.

(g) Nasdaq Listing. Upon the Closing, the Company’s initial listing application with the Nasdaq Capital Market in connection with the Closing shall have been approved and, immediately following the Closing, the Company shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Capital Market. In addition, the Company shall not have received any notice of non-compliance therewith, and the Company Ordinary Shares, shall have been approved for listing on the Nasdaq Capital Market.

8.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.1, the obligations of the Company and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties (x) of the SPAC contained in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement), Section 3.5 (Capitalization), Section 3.19 (Finders and Brokers), and Section 3.21 (Trust Account) and, in each case, shall be true and correct in all material respects (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein), in each case as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(ii) The representations and warranties of the SPAC contained in Section 3.8(a) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement.

(iii) Each of the representations and warranties of the SPAC contained in Article III of this Agreement other than the representations and warranties of the SPAC described in Section 8.2(a)(i) and

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Section 8.2(a)(ii), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein but giving effect to the use of the defined term “SPAC Material Contract”) as of the Closing as if made anew at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, such representations and warranties shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. The SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No SPAC Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the SPAC since the date of this Agreement which is continuing and uncured.

(d) Closing SPAC Cash. The Closing SPAC Cash shall not be less than $20,000,000.

(e) Officer Certificate. The SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the SPAC in such capacity, certifying as to the conditions specified in Sections 8.2(a), 8.2(b), 8.2(c) and 8.2(d).

(f) Appointment to the Board. Solely in the event that the SPAC shall have designated the SPAC Director Designee in accordance with the requirements of Section 6.17, such SPAC Director Designee shall have been elected or appointed to the Post-Closing Company Board.

8.3 Conditions to Obligations of the SPAC. In addition to the conditions specified in Section 8.1, the obligations of the SPAC to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the SPAC) of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties (x) of the Company contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Sections 5.3(a) and (b) (Capitalization) and Section 5.29 (Finders and Brokers) and (y) of Merger Sub contained in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.5 (Ownership) and Section 4.7 (Finders and Brokers) in each case, shall be true and correct in all material respects (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein), in each case as of the Closing as if made anew at and as of such time (except, in each case, to the extent any such representation and warranty expressly relates to an earlier date, and in such case, such representation and warranty shall be true and correct in such manner as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 5.8(a) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement.

(iii) Each of the representations of the Company and Merger Sub contained in Article IV and Article V of this Agreement other than the representations and warranties of the Company described in Section 8.3(a)(i) and Section 8.3(a)(ii), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation set forth therein but giving effect to the use of the defined term “Company Material Contract”) as of the Closing as if made anew at and as of such time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, such representations and warranties shall be true and correct on and as of such earlier date), except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

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(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Officer Certificate. The SPAC shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c).

(e) Secretary Certificates.

(i) The SPAC shall have received a certificate from the Company, dated as the Closing Date, signed by the Secretary of the Company in such capacity, certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date, (B) the requisite resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, (C) evidence that the Required Company Shareholder Approval has been obtained and (D) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(ii) The Company shall have received a certificate from the SPAC dated as the Closing Date, signed by the Secretary of the SPAC in such capacity, certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date, (B) the requisite resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, (C) evidence that the Required SPAC Stockholder Approval has been obtained and (D) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which the SPAC is or is required to be a party or otherwise bound.

(f) Appointment to the Board. Solely in the event that the Company shall have designated the Company Director Designees in accordance with the requirements of Section 6.17, such Company Director Designees shall have been elected or appointed to the Post-Closing Company Board.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Shareholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the SPAC and the Company;

(b) by written notice by the SPAC or the Company if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived by the earlier of June 14, 2023 and the then applicable deadline for the SPAC to complete its initial business combination in accordance with its certificate of incorporation (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any

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representation, warranty, covenant or obligation under this Agreement was the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either the SPAC or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a primary cause of, or primarily resulted in, such Order or action by such Governmental Authority;

(d) by written notice by the Company to the SPAC, if (i) there has been a material breach by the SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the SPAC or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the SPAC to the Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time the SPAC is in material uncured breach of this Agreement;

(f) by written notice by the SPAC to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured for at least ten (10) business days after written notice of such Material Adverse Effect is provided by the SPAC to the Company; or

(g) by written notice by either the SPAC or the Company to the other, if the SPAC Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the SPAC’s stockholders have duly voted, and the Required SPAC Stockholder Approval was not obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(g) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a primary cause of, or primarily resulted in, the failure to obtain the Required SPAC Stockholder Approval.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and no further effect, and there shall be no Liability on the part of any Party or any of their respective Representatives whatsoever, and all rights and obligations of each Party shall cease, except: Sections 6.14, 6.15, 9.3, 10.1, Article XII and this Section 9.2 shall survive the termination of this Agreement.

9.3 Fees and Expenses. Unless otherwise expressly provided herein, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

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As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the SPAC, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

ARTICLE X

WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that the SPAC has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by the SPAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including overallotment shares acquired by the SPAC’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their SPAC Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to SPAC’s Organizational Documents to extend the SPAC’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the SPAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes, and (d) to the SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of the SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to the SPAC’s shareholders, or make any claim against the Trust Account (including any distributions therefrom to the SPAC’s shareholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the SPAC or any of its Representatives, on the one hand, and the Company or any of its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Trust Account Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Trust Account Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom to the SPAC’s shareholders) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the SPAC’s shareholders) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with the SPAC or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC and its Affiliates to induce the SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or any of its respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to the SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the SPAC or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom to the SPAC’s shareholders) or any amounts contained therein. In

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the event that the Company or any of its respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to the SPAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom to the SPAC’s shareholders) or the Public Stockholders, whether in the form of money damages or injunctive relief, the SPAC and its Representatives, as applicable, shall be entitled to recover from the Company and its respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event the SPAC or its Representatives, as applicable, prevails in such Action. This Section 10.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Except as otherwise expressly provided herein, any notice, consent, waiver and other communication hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail, with confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the SPAC at or prior to the Closing, to:

Maxpro Capital Acquisition Corp.
5/F-4, No. 89
Songren Road, Xinyi District
Taipei City, Taiwan (R.O.C.) 11073
Attn: Chen, Hong - Jung (Moses)
Telephone No.: +886 2 7713 7952
E-mail: m.chen@maxproventures.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, NW, Suite 900
Washington, DC 20001
Attn: Andrew M. Tucker, Esq.
Telephone No: (202) 689-2987
E-mail: andy.tucker@nelsonmullins.com

If to the Company, to:

Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404
Attn: Brianna MacDonald, Senior Vice President, Legal & General Counsel
Telephone No.: (415) 786-4235
E-mail: brianna.macdonald@apollomicsinc.com

with a copy (which will not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attn: James Hu
Telephone No.: (212) 819-2505
E-mail: James.Hu@whitecase.com

and

White & Case LLP
555 South Flower Street, Suite 2700
Los Angeles, California 90071
Attn: Daniel Nussen
Telephone No.: (213) 620-7796
Email: Daniel.Nussen@whitecase.com

11.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the SPAC and the Company and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

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11.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 6.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

11.4 Governing Law; Jurisdiction. This Agreement, and any claim, action, suit, investigation or proceeding of any kind whatsoever, including any counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, including statutes of limitations, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement, any Ancillary Document or the negotiations, execution or performance of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby, shall be construed in accordance with and governed by the Laws of the State of Delaware, except that the Laws of Cayman Islands, solely to the extent required thereby, shall apply to the Merger, in each case without giving effect to the conflict of laws principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply. Any claim, action, suit, investigation or proceeding of any kind whatsoever, including any counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby brought by any other party or its successors or assigns shall be brought and determined only in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court. Each Party hereto hereby (a) irrevocably consents and submits to the exclusive jurisdiction of any Specified Court for itself and with respect to its property, generally and unconditionally, in any such claim, action, suit, proceeding or investigation, (b) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (c) agrees that all claims in respect of the claim, action, suit, proceeding or investigation shall be heard and determined only in any such court and (d) agrees not to bring any claim, action, suit, proceeding or investigation arising out of and relating to this Agreement or the transactions contemplated hereby in any other court. Each Party hereto agrees not to commence any claim, action, suit, proceeding or investigation relating thereto except in the courts described above in the State of Delaware, other than the actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of Delaware as described herein, and no Party shall file a motion to dismiss any action filed in the State of Delaware consistent with this Section 11.4, on any jurisdiction or venue-related grounds, including the doctrine of forum non conveniens. Each Party hereto irrevocably agrees that venue would be proper in the courts of Delaware described above, and hereby irrevocably waives any objection that any such court is an improper or inconvenient forum for the resolution of any Action. Nothing herein shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any claim, Action, suit, investigation or proceeding brought pursuant to this Section 11.4.

11.5 WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY CLAIM, ACTION, SUIT, INVESTIGATION OR PROCEEDING OF ANY KIND OR NATURE ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY DOCUMENT CONTEMPLATED HEREBY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH OF THE PARTIES HERETO AGREES AND CONSENTS THAT ANY SUCH CLAIM, ACTION, SUIT, INVESTIGATION OR PROCEEDING WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES

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HERETO TO THE IRREVOCABLE WAIVER OF SUCH PARTY’S RIGHT TO TRIAL BY JURY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.6 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.7 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the SPAC and the Company.

11.8 Waiver. The SPAC on behalf of itself and its Affiliates and the Company on behalf of itself and its Affiliates may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.9 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.10 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as the context requires; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary

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course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the SPAC its stockholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the SPAC and its Representatives and the SPAC and its Representatives have been given access to the electronic folders containing such information.

11.11 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.12 Legal Representation. The Parties agree that, notwithstanding the fact that Nelson Mullins may have, prior to Closing, jointly represented the SPAC and/or MP One Investment, LLC in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the SPAC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Nelson Mullins will be permitted in the future, after Closing, to represent MP One Investment, LLC or its respective Affiliates in connection with matters in which such Persons are adverse to the Company, the SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Nelson Mullins’s future representation of one or more of MP One Investment, LLC or its respective Affiliates in which the interests of such Person are adverse to the interests of the SPAC, the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Nelson Mullins of the SPAC, MP One Investment, LLC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, MP One Investment, LLC shall be deemed the clients of Nelson Mullins with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to MP One Investment, LLC, shall be controlled by MP One Investment, LLC and shall not pass to or be claimed by the SPAC or the Company; provided, further, that nothing contained herein shall be deemed to be a waiver by the SPAC or any of their respective Affiliates (including, after the Effective Time, the Surviving Subsidiary and the Target Companies) of any applicable

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privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XII

DEFINITIONS

12.1 Definitions. For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any subpoena (including any formal request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, MP One Investment, LLC shall be deemed to be an Affiliate of the SPAC prior to the Closing.

“Aggregate Apollomics Shares” means a number of Company Ordinary Shares equal to the quotient of (a) the Aggregate Equity Value divided by (b) $10.00.

“Aggregate Equity Value” means $899,000,000, being an amount equal to the sum of (a) $853,479,186, the equity value of issued and outstanding Company Shares immediately prior to the Effective Time after giving effect to the Pre-Closing Conversion and Share Split, and (b) $45,520,814, the equity value of the Company Vested Options.

“Aggregate PIPE Proceeds” means the aggregate cash proceeds actually received by the SPAC in respect of any PIPE Financing (whether prior to or on the Closing Date).

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York or Cayman Islands are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York and Cayman Islands are generally open for use by customers on such day.

“Cayman Companies Act” means the Companies Act (2022 Revision) of the Cayman Islands, as amended.

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“Closing SPAC Cash” means, immediately prior to the Closing, the SPAC’s cash and cash equivalents comprising funds remaining in the Trust Account and the Aggregate PIPE Proceeds (but (a) after giving effect to the completion and payment of the Redemption and (b) prior to the payment of any unpaid Expenses incurred by or on behalf of the SPAC, the Company or any of its Subsidiaries, and any other Liabilities of the SPAC due at the Closing).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Class A Ordinary Shares” means the ordinary shares of the Company designated as Class A ordinary shares in the Company Memorandum and Articles of Association, par value $0.0001 per Class A ordinary share.

“Company Class B Ordinary Shares” means the ordinary shares of the Company designated as Class B ordinary shares in the Company Memorandum and Articles of Association, par value $0.0001 per Class B ordinary share.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the SPAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the SPAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any Company Options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means the CB Therapeutics Inc. 2016 Equity Incentive Plan.

“Company Memorandum and Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the Company substantially in the form attached as Exhibit E hereto.

“Company Options” means, collectively, all outstanding options to purchase Company Ordinary Shares, whether or not exercisable and whether or not vested, immediately prior to the Effective Time under the Company Equity Plan or otherwise.

“Company Private Warrant” means one whole warrant entitling the holder thereof to purchase one Company Class A Ordinary Share at a purchase price of $11.50 per full share.

“Company Public Warrant” means one whole warrant entitling the holder thereof to purchase one Company Class A Ordinary Share at a purchase price of $11.50 per full share.

“Company Securities” means, collectively, the Company Shares, the Company Warrants and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Shareholders” means, collectively, the holders of Company Shares.

Annex A-53

“Company Vested Options” means the stock options of the Company that are vested as of immediately prior to the Effective Time.

“Company Warrants” means Company Private Warrants and Company Public Warrants, collectively.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), excluding any Benefit Plan or Company Benefit Plan.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1151 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111 et seq., Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (to the extent it relates to exposure to hazardous substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a number equal to the quotient of (a) the Aggregate Apollomics Shares divided by (b) the aggregate number of Pre-Split Fully-Diluted Company Shares.

Annex A-54

“FDA” means the U.S. Food and Drug Administration, or any successor organization.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Health Care Laws” means any and all Laws of any Governmental Authority pertaining to health regulatory matters applicable to the business of the Company, which may include (a) the Public Health Service Act (42 U.S.C. § 201 et seq.) and its implementing regulations and guidance documents, the Federal Food, Drug & Cosmetic Act (21 U.S.C. § 301 et seq.) and its implementing regulations and guidance documents, as amended; (b) requirements of Law relating to the developing, designing, testing, studying, processing, manufacturing, labeling, storing, handling, packaging, marketing, selling, importing, exporting, or distributing of drugs, including laws governing Permit requirements for any of the foregoing activities; (c) fraud and abuse, including, but not limited to, the following Laws: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b); the federal civil False Claims Act (31 U.S.C. § 3729 et seq.) and the federal Criminal False Claims Act (18 U.S.C.§ 287); the Stark Law (42. U.S.C. §1395nn, 42 C.F.R. §§411.350 et seq.); the federal Exclusion Law (42 U.S.C. §1320a-7, 42 U.S.C. §1320a-7); the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a); the Criminal Penalties Law (42 U.S.C. §1320a-7b); the federal Public Contracts Anti-Kickback Law (41 U.S.C. §§8701 et seq.), the federal programs Bribery Statute (18 U.S.C. §666), the federal Health Care Fraud Statute (18 U.S.C. §1347), the federal Controlled Substances Act (21 U.S.C. §801), the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173); (d) Laws pertaining to Medicare, Medicaid, TRICARE or other governmental health care or payment programs (including but not limited to Title XVIII and Title XIX of the Social Security Act); (e) quality, safety certification and accreditation standards and requirements; (f) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments; and (g) any other Law or regulation of any Governmental Authority which regulates kickbacks, patient or Health Care Program reimbursement, Health Care Program claims processing, medical record documentation requirements, the hiring of employees or acquisition of services or products from those who have been excluded from any Health Care Program or any other aspect of providing health care applicable to the operations of the Company.

“Health Care Program” means Medicare, Medicaid, or any other health benefit program sponsored in whole or in part by a Governmental Authority.

“IFRS” means international financial reporting standards, as adopted by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (as applicable based on the accounting principles used by the applicable Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s

Annex A-55

acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of banker’s acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider Letter” means the letter dated October 7, 2021 to the SPAC from MP One Investment, LLC and other parties, as filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the SPAC with the SEC on October 14, 2021.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intangible rights recognized as protectable intellectual property under the Laws of any country.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of SPAC Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the SPAC, dated as of October 7, 2021, and filed with the SEC on October 8, 2021 (File No. 333-258091).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Key Management” means each of Guo-Liang Yu, Sanjeev Redkar, Kin-Hung Peony Yu and Jane Wang.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the Persons listed on Schedule 1.1(a), after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, writ, injunction, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or IFRS (as applicable based on the accounting principles used by the applicable Person) or other applicable accounting standards), including Tax liabilities due, except Transaction Expenses.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

Annex A-56

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, Liabilities, results of operations, or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business (including with respect to or as a result of any material worsening of the ongoing COVID-19 pandemic); (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate (including with respect to or as a result of any material worsening of the ongoing COVID-19 pandemic); (iii) changes in GAAP or IFRS (as applicable based on the accounting principles used by the applicable Person) or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vi) changes or proposed changes in any Law or other binding directives issued by any Governmental Authority; (vii) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Authority; and (viii) with respect to the SPAC, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur solely to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the SPAC, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required SPAC Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the SPAC.

“Nasdaq” means the Nasdaq Capital Market.

“Non-U.S. Plan” means any Company Benefit Plan maintained, sponsored or contributed to (or required to be contributed to) by a Target Company for the benefit of employees or terminated employees primarily working or engaged in a jurisdiction other than the United States, other than any agreement, arrangement, plan, policy or program maintained by or required to be maintained by a Governmental Authority.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict or judicial award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

Annex A-57

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications or registrations of any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pre-Split Fully-Diluted Company Shares” means the total number of issued and outstanding Company Shares immediately prior to the Share Split after giving effect to the Pre-Closing Conversion, plus those Company Shares that would be issued upon the exercise in full on a cash basis (as opposed to a “net exercise” basis) of all Company Vested Options immediately prior to the Share Split. For the avoidance of doubt, Pre-Split Fully-Diluted Company Shares do not include unvested Company Options.

“Privacy Laws” means all applicable United States state and federal Laws, and the laws of applicable jurisdictions, relating to privacy and protection of Personal Data and/or Protected Health Information, including the General Data Protection Regulation, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); the Health Information Technology for Economic and Clinical Health Act, the California Consumer Privacy Act, the Privacy Act 1988 (Commonwealth of Australia) and the Privacy and Data Protection Act 2014 (Victoria, Australia) and any and all similar Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

“Proceeding” means any suit, proceeding, complaint, claim, charge, hearing, labor dispute or investigation before or by a Governmental Authority or an arbitrator.

“Protected Health Information” has the meaning given to such term under HIPAA, including all such information in electronic form.

“Public Filing” means that certain Form A-1 that was filed with The Stock Exchange of Hong Kong Limited on June 4, 2021 and has been made available to the SPAC.

Annex A-58

“Registration Rights Agreement” means the Registration Rights Agreement substantially in the form of Exhibit D hereto.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SPAC Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the SPAC.

“SPAC Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the SPAC.

“SPAC Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the SPAC.

“SPAC Common Stock” means the shares of SPAC Class A Common Stock and SPAC Class B Common Stock, collectively.

“SPAC Confidential Information” means all confidential or proprietary documents and information concerning the SPAC or any of its Representatives; provided, however, that SPAC Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the SPAC or its Representatives to the Company or any of its respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information.

“SPAC Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of the SPAC.

“SPAC Private Units” means the units issued by SPAC in a private placement to MP One Investment, LLC at the time of the consummation of the IPO consisting of one (1) share of SPAC Class A Common Stock and one SPAC Private Warrant.

“SPAC Private Warrant” means one whole warrant that was included as part of each SPAC Private Unit, entitling the holder thereof to purchase one (1) share of SPAC Class A Common Stock at a purchase price of $11.50 per share.

Annex A-59

“SPAC Public Units” means the units issued in the IPO (including overallotment units acquired by SPAC’s underwriter) consisting of one (1) share of SPAC Class A Common Stock and one SPAC Public Warrant.

“SPAC Public Warrant” means one whole warrant that was included as part of each SPAC Public Unit, entitling the holder thereof to purchase one (1) share of SPAC Class A Common Stock at a purchase price of $11.50 per share.

“SPAC Securities” means the SPAC Units, the SPAC Common Stock, the SPAC Preferred Stock and the SPAC Warrants, collectively.

“SPAC-Side PIPE Financing” means any PIPE Financing arranged by the SPAC or the Sponsor.

“SPAC Units” means SPAC Private Units and SPAC Public Units, collectively.

“SPAC Warrants” means SPAC Private Warrants and SPAC Public Warrants, collectively.

“Sponsor” means MP One Investment, LLC, a Delaware limited liability company, in its capacity as sponsor of the SPAC.

“Sponsor Party” means, collectively, the Sponsor and each director and executive officer of the Sponsor.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect U.S. federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.

Annex A-60

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transaction Expenses” means, with regard to a Party, all fees and expenses of any of such Party incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of such Party, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on the SPAC, the Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 7, 2021, as it may be amended, by and between the SPAC and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

12.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Acquisition Proposal	6.6(a)
Agreement	Preamble
Alternative Transaction	6.6(a)
Antitrust Laws	6.9(b)
Audited Company Financials	5.7(a)
Business Combination	10.1
Closing	1.1
Closing Date	1.1
Closing Filing	6.14(b)
Closing Press Release	6.14(b)
Company	Preamble
Company Benefit Plan	5.19(a)
Company Disclosure Schedules	Article V
Company Financials	5.7(a)
Company IP	5.13(a)

Annex A-61

Term	Section
Company IP Licenses	5.12(a)(x)
Company Material Contract	5.12(a)
Company Ordinary Shares	5.3(a)
Company Permits	5.10
Company Preferred Shares	5.3(a)
Company Real Property Leases	5.15
Company Registered IP	5.13(a)
Company Series A1 Preferred Shares	5.3(a)
Company Series A2 Preferred Shares	5.3(a)
Company Series B Preferred Shares	5.3(a)
Company Series C Preferred Shares	5.3(a)
Company Shares	5.3(a)
Controlled Person	Article XII
D&O Indemnified Persons	6.18(a)
D&O Tail Insurance	6.18(b)
DGCL	2.2
Enforceability Exceptions	3.2
Environmental Permits	5.20(a)
Exchange Agent	2.8(a)
Expenses	9.3
Extension	6.3(a)
Extension Expenses	6.19
Federal Securities Laws	6.7
INDs	5.27(c)
Interim Balance Sheet Date	5.7(a)
Interim Period	6.1
Interim Period Financials	6.4
Lock-Up Agreement	Recitals
Merger	Recitals
Merger Sub	Preamble
Nelson Mullins	1.1
OFAC	3.20(c)
Off-the-Shelf Software	5.13(a)
Outside Date	9.1(b)
Party(ies)	Preamble
PIPE Financing	Recitals
PIPE Investor	Recitals
PIPE Shares	Recitals
Post-Closing Company Board	6.17(a)
Pre-Closing Conversion	2.5
Proxy Statement	6.12(a)
Public Certifications	3.6(a)
Public Stockholders	10.1
Redemption	2.1
Registration Statement	6.12(a)
Related Person	6.12(a)
Required Company Shareholder Approval	8.1(b)
Required SPAC Stockholder Approval	8.1(b)
SEC Reports	3.7(a)
Share Split	2.8(a)
Signing Filing	6.13(b)

Annex A-62

Term	Section
Signing Press Release	6.14(b)
SPAC	Preamble
SPAC Disclosure Schedules	Article III
SPAC Financials	3.6(c)
SPAC Material Contract	3.15(a)
SPAC Special Meeting	6.12(a)
SPAC Stockholder Approval Matters	6.12(a)
Specified Courts	6.14(b)
Subscription Agreements	Recitals
Support Agreement	Recitals
Surviving Subsidiary	2.2
Top Suppliers	2.2
Trust Account Released Claims	10.1
Voting Agreement	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

Annex A-63

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The SPAC:
MAXPRO CAPITAL ACQUISITION CORP.

By:	/s/ Hong – Jung (Moses) Chen
Name:	Hong – Jung (Moses) Chen
Title:	Chief Executive Officer

The Company:
APOLLOMICS INC.

By:	/s/ Guo-Liang Yu
Name:	Guo-Liang Yu
Title:	Chief Executive Officer

Merger Sub:
PROJECT MAX SPAC MERGER SUB, INC.

By:	/s/ Guo-Liang Yu
Name:	Guo-Liang Yu
Title:	President

Annex A-64

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Apollomics Inc.

(adopted by special resolution passed on [        ] and effective on [        ])

1.	The name of the Company is Apollomics Inc.

2.	The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.

Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.

The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.

The share capital of the Company is US$65,000 divided into 650,000,000 shares of a par value of US$0.0001 each which, at the date on which this Memorandum becomes effective, comprise (i) 500,000,000 Class A ordinary shares, (ii) 100,000,000 Class B ordinary shares and (iii) 50,000,000 preference shares, of which 3,000,000 preference shares are designated as Series A Preferred Shares, in each case subject to the power of the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained. The rights, preferences and restrictions of the Series A Preferred Shares are set forth in Schedule A to these Articles of Association of the Company.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

Annex B-1

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Apollomics Inc.

(adopted by special resolution passed on [        ] and effective on [        ])

TABLE A

1. The regulations in Table A in the Schedule to the Companies Act (As Revised) do not apply to the Company.

INTERPRETATION

2. (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

“Applicable Law”	The laws, rules and regulations applicable to the Company, including the Companies Act, the Securities Act, the Exchange Act, the listing rules of the Designated Stock Exchange and FINRA Rules (as defined herein).

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 89) hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Blackout Period”	a period during which trading in the Company’s securities would not be permitted under the Company’s insider trading policy.

“Board” or “Board of Directors”	the board of directors of the Company.

“Change of Control”	any transaction or series of transactions (A) the result of which is that a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than the Company or any of its subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in the Company, (B) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (1) the members of the Board of Directors of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the Company surviving the combination or (2) the voting securities of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the

Annex B-2

combined voting power of the then outstanding voting securities of the person resulting from such combination, or (C) the result of which is a sale of all or substantially all of the assets of the Company (as appearing in its most recent balance sheet) to any person.

“Class A Share”	a Class A ordinary share of a par value of $0.0001 in the share capital of the Company.

“Class B Share”	a Class B ordinary share of a par value of $0.0001 in the share capital of the Company.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Companies Act”	The Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

“Company”	Apollomics Inc.

“Compensation Committee”	the compensation committee of the Company formed by the Board pursuant to Article 89 hereof, or any successor audit committee.

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the Nasdaq Stock Market.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules promulgated by the SEC thereunder.

“FINRA”	Financial Industry Regulatory Authority.

“FINRA Rules”	the rules set forth by FINRA.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Lock-Up Period”	the period beginning on the Closing Date and ending the date that is six (6) months after the Closing Date. Notwithstanding the foregoing, in the event that a definitive agreement that contemplates a Change of Control is entered into after the Closing, the Lock-Up Period shall automatically terminate immediately prior to the consummation of such Change of Control.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“Memorandum” or “Memorandum of Association”	the Memorandum of Association of the Company in its present form or as supplemented or amended or substituted from time to time

Annex B-3

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting duly called and held in accordance with these Articles.

“paid up”	paid up or credited as paid up.

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange

Commission. “Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“Series A Preferred Shares”	the Series A convertible preferred shares of a par value of $0.0001 in the share capital of the Company.

“Securities Act”	the United States Securities Act of 1933, as amended, and the rules promulgated by the SEC thereunder.

“special resolution”	a resolution passed by not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting duly called and held in accordance with these Articles.

“Statute”	the Companies Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“Transfer”	the (A) sale of, offer to sell, contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise dispose of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any

Annex B-4

security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

“year”	a calendar year.

(2) In these Articles, unless there is something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(g)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(h)

references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

SHARE CAPITAL

3. (1) The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of $0.0001 each.

(2) Subject to the Companies Act, the Memorandum and Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board or committee of the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Companies Act.

(3) No share shall be issued to bearer.

Annex B-5

ALTERATION OF CAPITAL

4. The Company may from time to time by ordinary resolution in accordance with the Law alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	convert all or any of its paid-up Shares into stock and reconvert that stock into paid-up Shares of any denomination;

(d)

without prejudice to the powers of the Board under Article 12, divide its shares into several classes, and without prejudice to any special rights previously conferred on the holders of existing shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions, in the absence of any such determination by the Company in general meeting, as the Directors may determine; provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(e)

sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s Memorandum of Association (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(f)

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Law, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles.

Annex B-6

SHARE RIGHTS

8. Subject to the provisions of the Law, the rules of the Designated Stock Exchange and the Memorandum and Articles and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9. Subject to Applicable Law, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder, are liable to be redeemed on such terms and in such manner as the Board before the issue or conversion may determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with Applicable Law.

VARIATION OF RIGHTS

10. Subject to Applicable Law and without prejudice to these Articles, including Article 8, Article 9 and Article 12, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)

the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

RIGHTS AND RESTRICTIONS ATTACHING TO SHARES

12. (a) Except as otherwise provided in these Articles, the Class A Shares and Class B Shares have the same rights and powers, and rank equally (including as to voting on shareholder resolutions, dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company), share ratably and are identical in all respects and as to all matters.

(b) In the event that any Change of Control is effected, Class A Shares and Class B Shares shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration paid or otherwise

Annex B-7

distributed to, or rights received by, Members of the Company, or into which such shares are converted or for which such shares are exchanged, in connection with such Change of Control (including with respect to the form, amount and timing thereof), unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class A Shares and the affirmative vote of the holders of a majority of the outstanding Class B Shares, each voting separately as a class

(c) If the Company in any manner subdivides or combines (by any share split, share dividend, recapitalization, reorganization, reclassification, merger, amendment of these Articles, scheme, arrangement or otherwise) the outstanding Class A Shares or the outstanding Class B Shares, the outstanding shares of each such class shall be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding Class A Shares and by the affirmative vote of the holders of a majority of the outstanding Class B Shares, each voting separately as a class.

TRANSFER RESTRICTIONS ON CLASS B SHARES

13. (a) No Class B Shares shall be Transferred until the end of the Lock-Up Period (the “Lock-Up”), except that any Class B Share may be Transferred (i) to another holder of Class B Shares or any direct or indirect partners, members or equity holders of a holder of Class B Shares, any affiliates of a holder of Class B Shares or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates; (ii) by gift to a charitable organization; or, in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the primary beneficiaries of which are one or more members of the individual’s immediate family or an affiliate of such person; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) to the Company.

(b) Notwithstanding the provisions set forth in Article 13(a), if the Lock-Up Period is scheduled to end during a Blackout Period or within five (5) trading days prior to the commencement of a Blackout Period, the Lock-Up Period shall end ten (10) trading days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Company shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two (2) trading days in advance of the Blackout-Related Release.

(c) Each holder of Class B Shares shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no Transfers of such holder’s Class B Shares in contravention of this Paragraph 13 are effected prior to the expiration of the applicable Lock-Up Period.

(d) Stop transfer instructions with the Company’s transfer agent and registrar may be entered against the transfer of any Class B Shares except in compliance with the foregoing restrictions and a legend describing the foregoing restrictions may be added.

(e) For the avoidance of doubt, each Shareholder Party shall retain all of its rights as a shareholder of the Company with respect to the Class B Shares during the Lock-Up Period, including the right to vote any Class B Shares.

CONVERSION OF CLASS B SHARES

14. (1) Each Class B Share shall automatically convert into one Class A Share in accordance with these Articles (as adjusted for share splits, share combinations and similar transactions) upon the end of the Lock-Up Period; provided that the Board may approve the conversion of any Class B Share into Class A Share prior to the end of the Lock-Up Period.

Annex B-8

(2) The Company shall at all times reserve and keep available out of its authorized but unissued Class A Shares, solely for the purpose of effecting the conversion of Class B Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares; and if at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of all then-outstanding Class B Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Shares by such number as shall be sufficient for such purpose.

SHARES

15. (1) Subject to Applicable Law, and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount.

(2) Preferred shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, transfer restrictions and rights of first refusal with respect to the preferred shares of such series, liquidation preferences, to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding), and such other terms, conditions, special rights and provisions as may seem advisable to the Board, in each case to the extent permitted by Statute or Applicable Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. Notwithstanding the fixing of the number of preferred shares constituting a particular series upon the issuance thereof, the Directors at any time thereafter may authorise the issuance of additional preferred shares of the same series subject always to the Statute and the Memorandum.

(3) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(4) The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

16. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Law. Subject to Applicable Law, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

Annex B-9

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

18. Subject to Applicable Law and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

19. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

20. (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

21. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled, upon payment of such fee as the Directors may from time to time determine, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate of such fee as the Directors may from time to time determine.

22. Where applicable, share certificates shall be issued within the relevant time limit as prescribed by the Statute or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

23. Upon every transfer of shares the certificate (if any) held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and, subject to Article 21, a new certificate shall be issued to the transferee in respect of the shares transferred to him. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

24. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Company may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

Annex B-10

REGISTER OF MEMBERS

25. (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

26. The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and unless otherwise determined by the Board, no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting. The Register including any overseas or local or other branch register of Members may, subject to compliance with any notice requirement of the Designated Stock Exchange, be closed at such times or for such periods not exceeding in the whole forty (40) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

27. (1) For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members.

(2) If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, or, if in accordance with these Articles any such notice is waived, on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(3) A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

28. Subject to these Articles and the requirements of the Designated Stock Exchange, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

Annex B-11

29. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

30. (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share made in accordance with Articles 28 and 29 but only where such share is not a fully paid up share (and being transferred to a person of whom it does not approve), or any share issued under any share incentive scheme for employees or pursuant to any other agreement, contract or other such arrangement, upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders.

(2) The Board in so far as permitted by any Applicable Law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Law.

31. Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)

the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

32. If the Board refuses to register a transfer of any share, it shall, within three months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

33. The registration of transfers of shares or of any class of shares may, subject to compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

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TRANSMISSION OF SHARES

34. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

35. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

36. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 55(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

37. (1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)

all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)

so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)

the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

Annex B-13

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

38. An annual general meeting of the Company shall be held at such time and in any place (or, if permitted by Applicable Law, in no place and instead by means of remote communication or other method in accordance with Applicable Law) as may be determined by the Board.

39. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. Extraordinary general meetings may be held at such times and in any place (or, if permitted by Applicable Law, in no place and instead by means of remote communication or other method in accordance with Applicable Law) as may be determined by the Board.

40 (1) General meetings for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Board, and may not be called by any other person or persons. The Board shall designate the date and time of the general meeting and may postpone, reschedule or cancel any previously scheduled general meeting, before or after the notice for such meeting has been sent.

(2) Except as provided in Article 41(3) of these Articles in the case of annual general meetings, business transacted at any general meeting shall be limited to the matters stated in the notice of meeting given by or at the direction of the Board or to the matters otherwise brought before the meeting by the Board, and Members have no right to propose business or nominations to be considered or voted upon at general meetings of the Company.

NOTICE OF GENERAL MEETINGS

41. (1) Any general meeting (whether an annual general meeting or an extraordinary general meeting) may only be called by the Board by not less than five (5) clear days’ Notice unless a shorter notice period is permitted under Applicable Law.

(2) The Notice shall specify the time and place of the meeting and, in the case of special business, the general nature of the business to be conducted and further, in the case of any matter for which approval by special resolution shall be required, the intention to propose such a special resolution. The Notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

Annex B-14

(3) A. Advance Notice Procedures for Any Business Brought Before Annual General Meeting: For business to be properly brought before an annual general meeting by a Member, the business must be presented by a Member who (1) is present in person and who was a Member of record of the Company both at the time of giving the notice for the annual general meeting and at the time of the annual general meeting, (2) is entitled to vote at the annual general meeting and (3) has complied with all requirements for proposing business as set forth herein, including the requirements for notice and any other qualifications. A Member may give notice to the Company of business proposed to be brought before an annual general meeting, provided that such notice of proposal of business must be delivered to, or mailed and received at the principal executive offices of the Company not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting (which date shall, for purposes of the Company’s annual general meeting in the calendar year of the closing of the business combination contemplated by that certain Business Combination Agreement, dated as of September 14, 2022, by and among Apollomics Inc., Maxpro Capital Acquisition Corp. and Project Max SPAC Merger Sub, Inc. (the “Business Combination”), be deemed to have occurred on [●], 2023); provided, however, that if the date of the annual general meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual general meeting was held (or deemed to be held) in the preceding year, such notice by the Member, to be timely, must be so delivered, or so mailed and received, not later than the ninetieth (90th) day prior to such annual general meeting or, if later, the tenth (10th) day following the day on which “public disclosure” of the date of such meeting was first made by the Company (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of Timely Notice as described above. For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed or furnished by the Company with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act or publicly filed in accordance with Applicable Law.

To be in proper form to meet the requirements of this section, a Member’s notice to the secretary shall set forth, with respect to business to be brought before the annual general meeting:

(a)

As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (B) the number of shares of each class or series of shares of the Company that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person or any of its affiliates or associates (for purposes of these Articles, as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of shares of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Member Information”);

(b)

As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence (including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly (a) give a person economic benefit and/or risk similar to ownership of shares of any class or series of share capital of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or

Annex B-15

avoid a loss from any increase or decrease in the value of any shares of any class or series of share capital of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person with respect to any shares of any class or series of share capital of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of share capital of the Company, or (d) increase or decrease the voting power of any person with respect to any shares of any class or series of share capital of the Company), in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any performance-related fee (other than an asset-based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of share capital of the Company or any Synthetic Equity Position, (C) any rights to dividends on the shares of any class or series of shares of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (D) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company, (E) any other material relationship between such Proposing Person, on the one hand, and the Company or any affiliate of the Company, on the other hand, (F) any direct or indirect material interest in any material contract or agreement of such Proposing Person with an affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (G) any proxy, agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of share capital of the Company (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Applicable Law (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the shareholder or stockholder directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner;

(c)

As to each item of business that the Member proposes to bring before the annual general meeting, (A) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these Articles, the text of such proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person (including their names) in connection with the proposal of such business by such Member or in connection with acquiring, holding, disposing or voting of any shares of any class or series of share capital of the Company, (D) identification of the names and addresses of other Members (including beneficial owners) known by any of the Proposing Persons to support such business, and to the extent known, the class and number of all shares of the Company’s share capital owned of record or beneficially by such other Member(s) or other beneficial owner(s) and (E) any other information relating to such item of business that would be included in disclosure filed or

Annex B-16

furnished with the SEC;; provided, however, that the disclosures required by this Section shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner; and

(d)

a statement whether or not the Member giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of share capital of the Company required under Applicable Law to approve the business proposal.

For purposes of this Section, the term “Proposing Person” shall mean (a) the Member providing the notice of business proposed to be brought before an annual general meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, or (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Member in such solicitation.

A Proposing Person shall update and supplement its notice to the Company of its intent to propose business at an annual general meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section shall be true and correct as of the record date for the annual general meeting and as of the date that is ten (10) business days prior to the annual general meeting or any adjournment or postponement thereof, and such update and supplement shall be promptly delivered to, or mailed and received by, the secretary at the principal executive offices of the Company.

The Board or a designated committee thereof shall have the discretion, authority and power to determine whether business proposed to be brought before the annual general meeting was made in accordance with the provisions of these Articles. If neither the Board nor such designated committee makes a determination as to whether any business was made in accordance with the provisions of these Articles, the presiding officer at the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting, and if he or she should so determine, he or she shall so declare to the meeting. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any Member proposal was not made in accordance with the provisions of these Articles, any such business not properly brought before the meeting shall not be transacted.

B. Advance Notice Procedures for Any Nomination Brought Before Annual General Meeting: For a nomination to be properly brought before an annual general meeting by a Member, the nomination must be presented by a Member who (1) is present in person and who was a Member of record of the Company both at the time of giving the notice for the annual general meeting and at the time of the annual general meeting, (2) is entitled to vote at the annual general meeting and (3) has complied with all requirements for proposing a nomination as set forth herein, including the requirements for notice and any other qualifications.

(a)

Without qualification, for a Member to make any nomination of a person or persons for election to the Board at an annual general meeting pursuant to this Section, the Member must (a) provide Timely Notice (as defined in Article 41(3)(A) above for the proposal of business) thereof in writing and in proper form to the secretary of the Company, (b) provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required by the Board or these Articles, and (c) provide any updates or supplements to such notice at the times and in the forms required by these Articles. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Member’s notice as described above. The number of nominees a Nominating Person may nominate for election at the annual meeting pursuant to these Articles shall not exceed the number of directors to be elected at such annual meeting.

Annex B-17

(b)	To be in proper form for purposes of these Articles, a Member’s notice to the secretary of a nomination shall set forth:

(i)

As to each Nominating Person (as defined below), the Member Information (as defined in Article 41(3)(A)(a)) except that for purposes of a nomination, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all appropriate places;

(ii)

As to each Nominating Person, any Disclosable Interests (as defined in Article 41(3)(A)(b)), except that for purposes of a nomination, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all appropriate places and the disclosure with respect to the business to be brought before the meeting shall be made with respect to the nomination of each Person for election as a director at the meeting);

(iii)

A statement whether or not the Nominating Person will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of share capital of the Company reasonably believed by such Nominating Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Nominating Person; and

(iv)

As to each candidate whom a Nominating Person proposes to nominate for election as a director, (1) all information with respect to such candidate for nomination requested by the Board and included in disclosure filed or furnished with the SEC, (2) all information relating to such candidate for nomination that is required under Applicable Law (3) the candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (4) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed under Applicable Law (the disclosures to be made pursuant to the foregoing clauses (1) through (4) are referred to as “Nominee Information”), and (4) a completed and signed questionnaire, representation and agreement as provided for below.

(v)

A Member providing notice of any nomination proposed to be made at the applicable meeting of Members shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the annual general meeting and as of the date that is ten (10) business days prior to the annual general meeting or any adjournment or postponement thereof, and such update and supplement shall be promptly delivered to, or mailed and received by, the secretary at the principal executive offices of the Company.

(vi)

To be eligible to be a candidate for election as a director of the Company at the applicable annual general meeting, a candidate must be nominated in the manner prescribed in these Articles and the candidate for nomination, whether nominated by the Board or by a Member of record, must have previously delivered (in accordance with the time period requested by the Board), to the secretary at the principal executive offices of the Company, (1) a completed written questionnaire (in the form provided by the Company) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (2) a written representation and agreement (in the form provided by the Company) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any Person other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director of the Company that has not been disclosed therein, (B) understands his or her duties as a director under Applicable Law and agrees to act in accordance with those duties while serving as a director, (C) is not or will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any Person as to how such nominee, if elected as a director, will act or vote as a director on any issue or question to be decided by the Board, in any case, to the extent that such arrangement, understanding,

Annex B-18

commitment or assurance (i) could limit or interfere with his or her ability to comply, if elected as director of the Company, with his or her fiduciary duties under Applicable Law or with policies and guidelines of the Company applicable to all directors or (ii) has not been disclosed to the Company prior to or concurrently with the Nominating Person’s submission of the nomination, and (D) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such Person’s term in office as a director (and, if requested by any candidate for nomination, the secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect). The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the applicable annual general meeting of Members at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s Corporate Governance Guidelines or Board committee charter(s), if any.

(vii)

The Board or a designated committee thereof shall have the power to determine whether a nomination proposed to be brought before the annual general meeting was made in accordance with the provisions of these Articles. If neither the Board nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these Articles, the presiding officer at the annual general meeting shall, if the facts warrant, determine that the nomination was not properly brought before the annual general meeting, and if he or she should so determine, he or she shall so declare to the meeting. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any nomination was not made in accordance with the provisions of these Articles, any such director nominee not properly brought before the meeting shall not be nominated or elected.

PROCEEDINGS AT GENERAL MEETINGS

42. (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors;

(d)	ratification of the appointment of Auditors (where special notice of the intention for such appointment is not required by the Law) and other officers; and

(e)	if applicable, the fixing or ratification of the remuneration of the Auditors and remuneration or extra remuneration to the Directors.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

43. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand

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adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within a reasonable period of time as determined by the Board, the meeting shall be dissolved.

44. The chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman of the Board is not present at the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present or unavailable, the meeting shall be presided over by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence, by an officer of the Company, and in the absence of all of the foregoing persons by any Company representative designated by a Director or officer of the Company.

45. The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for more than thirty (30) days, at least five (5) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

VOTING

46. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy shall have one vote or, in the case of a Member being a corporation, its duly authorised representative shall have one vote for every share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the chairman of such meeting; or

(b)	by at least three Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)

by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d)

by a Member or Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e)

if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five percent (5%) or more of the total voting rights at such meeting.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

47. Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of a meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a

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particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

48. If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the chairman to disclose the voting figures on a poll.

49. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs and permits. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

50. The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

51. On a poll votes may be given either personally or by proxy.

52. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

53. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by Applicable Law.

54. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

55. (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting (or as otherwise determined by the chairman of a meeting), or adjourned meeting or poll, as the case may be.

(2) Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least forty-eight (48) hours before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board or chairman of a meeting of his entitlement to such shares, or the Board or chairman of a meeting shall have previously admitted his right to vote at such meeting in respect thereof.

56. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

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57. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

58. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

59. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

60. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

61. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

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62. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

63. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

64. (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)) or a central depository, being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or central depository (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or central depository (or its nominee(s)) including the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

65. Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and Applicable Law and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

66. (1) The total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

(2) Subject to the Articles and the Law, the Company may by ordinary resolution elect any person to be a Director either to fill a vacancy or as an addition to the existing Board. The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in

Annex B-23

accordance with a resolution or resolutions adopted by the Board. Class I directors shall initially serve until the first annual general meeting following the initial effectiveness of these Articles (the “Classification Effective Time”); Class II directors shall initially serve until the second annual general meeting following the Classification Effective Time; and Class III directors shall initially serve until the third annual general meeting following the Classification Effective Time. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

(3) Except as otherwise expressly required by Applicable Law, and subject to the special rights of the holders of one or more series of preferred shares to elect directors, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the shareholders. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal. A vacancy in the Board shall be deemed to exist under these Articles in the case of the death, removal, resignation or disqualification of any director.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed, but only for Cause (as defined in below), by way of a special resolution of the Members at any time before the expiration of his period of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement). “Cause” for removal of a Director shall be deemed to exist only if, as determined by the Board, (a) the Director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found by the affirmative vote of a majority of the Directors then in office, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a Director, in each case at any time before the expiration of his or her term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

(6) The Directors may elect amongst the Directors a chairman of the Board (the “Chairman”) and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

DISQUALIFICATION OF DIRECTORS

67. The office of a Director shall be vacated if the Director:

(1)	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

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(2)	becomes of unsound mind or dies;

(3)	without special leave of absence from the Board, is absent from meetings of the Board for eight consecutive months and the Board resolves that his office be vacated;

(4)	is prohibited by Applicable Law from being a Director; or

(5)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

DIRECTORS’ FEES AND EXPENSES

68. The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

69. Any Director who, by Company or Board request, goes or resides abroad for any purpose of the Company or who performs services requested by the Company or Board may be paid such additional remuneration (whether by way of fees, salary, commission, participation in profits or otherwise) as the Board may determine and such additional remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

DIRECTORS’ INTERESTS

70. A Director may:

(a)

hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)

continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

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Notwithstanding the foregoing, prior to the taking of any of the foregoing actions or any other action that could affect the independence of a director under Applicable Law, the director shall notify the secretary of the Company a reasonable period of time in advance of any such action, in order to allow time for consideration of its effect on director independence, Company disclosure and any other relevant considerations under Applicable Law.

71. Subject to Applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided or voided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 72 herein and Applicable Law.

72. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

73. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirements under Applicable Law, and unless disqualified by the chairman of the Board or majority of disinterested Directors, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

74. (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as

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the case may be by any two of the Directors acting jointly on behalf of the Company (or by any officers delegated with such authority by the Board) and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)

to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Law.

75. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

76. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director, any Director or officer of the Company any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

77. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

78. (1) The Board or designated committee of the Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board or designated committee of the Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

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BORROWING POWERS

79. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to Applicable Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

80. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

81. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

82. (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of Applicable Law, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Law in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

83. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes.

84. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director in writing or verbally (including in person or by telephone) or via electronic mail or by telephone or in such other manner as the Board may from time to time determine. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice, unless otherwise determined by the Board.

85. (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the total number of Directors.

(2) Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

86. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if the number of Directors is reduced to only one continuing Director, the continuing Director (notwithstanding that the number of Directors is below the number fixed by the Board) may only act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

87. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting, the Directors present may choose one of their number to be chairman of the meeting.

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88. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

89. (1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, to the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit and in accordance with Applicable Law. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

90. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

91. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile or electronic signature of a Director shall be treated as valid.

92. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

OFFICERS

93. (1) The officers of the Company shall consist of the chief executive officer, the chief financial officer, and Secretary, and such additional officers as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of Applicable Law and these Articles.

(2) The officers shall receive such remuneration as the Directors or a committee designated by the Board (or, if and as determined by the Directors or such committee with respect to the compensation of officers other than the chief executive officer, by the chief executive officer) may from time to time determine.

94. (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by Applicable Law or these Articles or as may be prescribed by the Board.

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95. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

REGISTER OF DIRECTORS AND OFFICERS

96. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Law or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Companies Act.

MINUTES

97. (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)

of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

98. (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

99. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or

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any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

100. (1) The Company shall be entitled to destroy the following documents at the following times, subject to any requirements under Applicable Law:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)

any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)

copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by Applicable Law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

101. Subject to Applicable Law, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

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102. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Law.

103. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)

all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

104. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts in a bona fide manner, the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

105. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

106. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

107. Any dividend, interest or other sum payable in cash to the holder of shares may be paid in any manner deemed appropriate by Officers of the Company, including by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

108. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

109. Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the

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Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

110. (1) Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)

that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)

the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)

the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account or capital redemption reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)

that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as and if the Board may think fit and determine to be appropriate. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)

the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

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(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)

the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account or capital redemption reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2) (a)

The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)

The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or

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distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

111. (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Statute. The Company shall at all times comply with the provisions of the Statute in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

112. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

113. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

ACCOUNTING RECORDS

114. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property,

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assets, credits and liabilities of the Company and of all other matters required by Applicable Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

115. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by Applicable Law or authorised by the Board or by the Company in general meeting.

AUDIT

116. Subject to Applicable Law, at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members may, as determined by the Board or Audit Committee, approve or ratify the Audit Committee appointment of an auditor to audit the accounts of the Company in accordance with Applicable Law, provided that the Audit Committee, in its sole discretion, may appoint a different auditor at any time.

117. Subject to Applicable Law the accounts of the Company shall be audited at least once in every year.

118. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Audit Committee shall, as required by Applicable Law, fill the vacancy and determine the remuneration of such Auditor.

119. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

NOTICES

120. Any Notice or document, whether or not, to be given or issued under these Articles from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the Applicable Law, by placing it on the Company’s website and giving to the member a notice stating that the notice or other document is available there (a “notice of availability”). The notice of availability may be given to the Member by any of the means set out above or as otherwise determined by the Board in accordance with Applicable Law. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

121. Any Notice or other document:

(a)

if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to

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prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)

if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company’s website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)

if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

122. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

123. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

124. A resolution that the Company be wound up by the court or be wound up voluntarily shall be determined by the Members acting by a special resolution.

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125. (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Law, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

126. (1) To the fullest extent permitted by Applicable Law, the Directors, Secretary and other officers for the time being of the Company, together with the former Directors, former Secretary and other former officers, and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his or her duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

127. Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by special resolution:

(a) change its name;

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(b) alter or add to the Articles;

(c) alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d) reduce its share capital or any capital redemption reserve fund.

INFORMATION

128. No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors will be inexpedient in the interests of the members of the Company to communicate to the Member or to the public.

MERGERS AND CONSOLIDATIONS

129. The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by Applicable Law including the Statute) with the approval of a special resolution.

TRANSFERS BY WAY OF CONTINUATION

130. Subject to Applicable Law and these Articles, the Company shall, with the approval of a special resolution, have the power to register by way of continuation as a body corporate under the laws of a jurisdiction outside of the Cayman Islands and be deregistered in the Cayman Islands.

EXCLUSIVE FORUM

131. (1) Unless the Company consents in writing to the selection of an alternative forum, and subject to Article 131(2), the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Companies Act, the Memorandum or the Articles; or

(d)

any action asserting a claim against the Company which, if brought in the United States of America, would be a claim arising under the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

(2) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by Applicable Law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

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Notwithstanding the foregoing, this Article 131(2) shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

(3) To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article 131.

BUSINESS OPPORTUNITIES

132. To the fullest extent permitted by Applicable Law, no individual serving as a Director who is not employed by the Company (“Outside Director”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for the Outside Director, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, the Outside Director shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty solely by reason of the fact that the Outside Director pursues or acquires such corporate opportunity, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

133. Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and an Outside Director, about which the Outside Director acquires knowledge; notwithstanding the foregoing provisions, the Company does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Outside Director solely in his or her capacity as an Outside Director of the Company, and not in any other capacity, unless the disinterested members of the Board determine that the Company renounces such interest or expectancy in accordance with Applicable Law.

134. To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

SCHEDULE A

The Series A Preferred Shares shall, in addition to any other rights, preferences, privileges and limitations under the Memorandum and Articles, have the following rights, preferences, privileges and limitations. In the event of any inconsistency between the rights, preferences, privileges and limitations conferred on them under the Memorandum and Articles, and the rights, preferences, privileges and limitations conferred under this Schedule A, the rights, preferences, privileges and limitations conferred under this Schedule A shall prevail:

Liquidation Preference.

1.1.

Upon a Liquidation Event, either voluntary or involuntary, the holders of Series A Preferred Shares shall be entitled to receive, pari passu with each other, in preference and prior to any distribution of any of the assets

Annex B-40

of the Company to the holders of any ordinary shares of the Company by reason of their status as such holder, an amount per Series A Preferred Share equal to the par value of such share (the “Series A Preference Amount”). If, upon the occurrence of any Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment of the aggregate Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution to all holders of Series A Preferred Shares shall be distributed ratably among the holders of the Series A Preferred Shares, pari passu with each other, in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive under this Section 1.1.

1.2.

For avoidance of doubt, distribution of the consideration in respect of a Liquidation Event that is payable over time upon the satisfaction of one or more contingencies shall be distributed under Section 1.1 after taking into account all prior distributions of such consideration in respect of such Liquidation Event.

1.3.	In any Liquidation Event, where applicable, if the consideration received by the Company is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

1.3.1.

The value of securities not subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a Member’s status as an affiliate or former affiliate) shall be:

1.3.1.1.

if traded on a securities exchange or through an automated quotation and trading system (such as Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market or other similar market), the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period (or portion thereof) ending three (3) days prior to the closing;

1.3.1.2.

if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period (or portion thereof) ending three (3) days prior to the closing; and

1.3.1.3.

if there is no active public market, the value shall be the fair market value thereof, as determined by the Board, and such determination shall, absent fraud or gross error, be conclusive and binding on the Company and its shareholders.

1.3.2.

The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the value determined as above in Section 1.3.1 to reflect the approximate fair market value thereof, as determined by the Board in good faith.

1.4.

Where applicable, prior to the closing of any Liquidation Event, the Company shall give each holder of Series A Preferred Shares written notice of such impending transaction not later than twenty (20) days prior to the meeting of shareholders convened in accordance with the Articles called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices (the “Liquidation Notice”) shall describe the material terms and conditions of the impending transaction, and the Company shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after the Company has given the Liquidation Notice or sooner than ten (10) days after the Company has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of at least a majority of the outstanding Series A Preferred Shares.

1.5.

For the purposes of this Section 1, “Liquidation Event” means any liquidation, dissolution, winding up, merger, acquisition, consolidation, issuance or transfer of equity securities or other transaction or series of transactions which causes the then shareholders of the Company to lose controlling or majority voting rights in the Company, or the surviving person (if not the Company) or any parent company of the Company or

Annex B-41

such surviving person, or any transaction or series of transactions in which all or substantially all assets including intellectual property of the Company are disposed via sale, lease or other arrangement, or the grant of an exclusive license to all or substantially all of the Company’s intellectual property (other than to one or more wholly-owned subsidiaries of the Company).

2.	Conversion. The holders of the Series A Preferred Shares shall have conversion rights as follows (the “Conversion Rights”):

2.1.

Optional Conversion. Each Series A Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share (the “Optional Conversion Start Date”), at the office of the Company or any transfer agent for such shares, into fully paid and nonassessable Class A Shares at a rate of 1.25 Class A Shares per Series A Preferred Share, subject to adjustments set forth in Section 2.5 hereto (the “Conversion Rate”).

2.2.	[Reserved].

2.3.

Automatic Conversion. Each outstanding Series A Preferred Share shall automatically and immediately convert into Class A Shares at the Conversion Rate then in effect upon the fifth (5th) anniversary of the date of issuance (“Automatic Conversion”). The Automatic Conversion will occur automatically and without any further action by the holders of Series A Preferred Shares.

2.4.	Mechanics of Conversion.

2.4.1.

Before any holder of Series A Preferred Shares shall be entitled to convert the same into Class A Shares pursuant to Section 2.1, such holder (a “Converting Holder”) shall give an irrevocable written notice (“Conversion Notice”) to the Company at its principal corporate office of the election to convert and shall (i) state therein the number of Series A Preferred Shares to be converted and (ii) if required, furnish appropriate endorsements and transfer documents.

2.4.2.

Any conversion pursuant to Section 2.1 or 2.3 shall be deemed to have been made immediately prior to the close of business on (the “Conversion Time”): (i) if such conversion is effected pursuant to Section 2.1, the date of the delivery of the Conversion Notice or (ii) if such conversion is an Automatic Conversion pursuant to Section 2.3, the fifth (5th) anniversary of the date of issuance, and, in each case, the person or persons entitled to receive the Class A Shares issuable upon any such conversion shall be treated for all purposes as the record holder or holders of such Class A Shares as of the Conversion Time.

2.4.3.

The Company shall, as soon as practicable after the Conversion Time, enter or cause to be entered on the Company’s Register, as the holder of such shares, the number of Class A Shares to which such Converting Holder shall be entitled as described herein, and issue and deliver such evidence of the issuance of the new Class A Shares to such Converting Holder.

2.5.	Conversion Rate Adjustments. The Conversion Rate of the Series A Preferred Shares shall be subject to adjustment from time to time only in the following circumstances:

2.5.1.

In the event the Company should at any time or from time to time after the date of issuance of the Series A Preferred Shares fix a record date for the effectuation of a split or subdivision of the outstanding Class A Shares or the determination of holders of Class A Shares entitled to receive a dividend or other distribution payable in additional Class A Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Class A Shares (hereinafter referred to as “Class A Share Equivalents”) without payment of any consideration by such holder for the additional Class A Shares or the Class A Share Equivalents (including the additional Class A Shares issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Rate of the Series A Preferred Shares shall be appropriately increased so that the number of Class A Shares issuable on conversion of such Series A Preferred Shares shall be increased in

Annex B-42

proportion to such increase in the aggregate number of Class A Shares outstanding and those issuable with respect to such Class A Share Equivalents.

2.5.2.

If the number of Class A Shares outstanding at any time after the date of issuance of the Series A Preferred Shares is decreased by a combination or consolidation of the outstanding Class A Shares, then, following the record date of such combination or consolidation, the Conversion Rate of the Series A Preferred Shares shall be appropriately decreased so that the number of Class A Shares issuable on conversion of such Series A Preferred Shares shall be decreased in proportion to such decrease in the aggregate number of Class A Shares outstanding.

2.6.

Recapitalizations. If at any time or from time to time there shall be any share splits, subdivisions, share dividends, combinations, consolidations, recapitalizations or the like (a “Recapitalization”) of the Class A Shares (other than a subdivision, combination or merger or sale of assets transaction provided for in Section 1 or this Section 2), provision shall be made so that the holders of Series A Preferred Shares shall thereafter be entitled to receive upon conversion of Series A Preferred Shares the number of shares or other securities or property of the Company or otherwise to which a holder of the number of Class A Shares deliverable upon conversion of the Series A Preferred Shares held by such holder would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 2 with respect to the rights of the holders of Series A Preferred Shares after such Recapitalization such that the provisions of this Section 2 (including adjustment of the Conversion Rate then in effect and the number of Class A Shares receivable upon conversion of each such Series A Preferred Share) shall be applicable after that event as nearly equivalent as may be practicable.

2.7.	No Fractional Shares; Statement as to Adjustments.

2.7.1.

No fractional shares shall be issued upon the conversion of any Series A Preferred Shares. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of a Class A Share as determined in good faith by the Board. The number of Class A Shares to be issued upon such conversion shall be determined on the basis of the total number of Series A Preferred Shares the holder is at the time converting into Class A Shares and the number of Class A Shares issuable upon such aggregate conversion.

2.7.2.

Upon the occurrence of each adjustment or readjustment of the Conversion Rate applicable to the Series A Preferred Shares pursuant to Section 2.4, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof. The Company shall, upon the written request of any holder of Series A Preferred Shares, furnish or cause to be furnished to such holder a statement setting forth (A) such adjustment and readjustment, (B) the Conversion Rate for the Series A Preferred Shares at the time in effect and (C) the number of Class A Shares and the amount, if any, of other property that at the time would be received upon the conversion of a Series A Preferred Share.

2.8.

Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Series A Preferred Shares, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

2.9.

Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Class A Shares, solely for the purpose of effecting the conversion of the Series A Preferred Shares, such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Shares; and if at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of all then

Annex B-43

outstanding Series A Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series A Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Shares to such number of shares as shall be sufficient for such purposes.

3.

Restrictions on Transfer. Prior to the six-month anniversary of the issuance of the Series A Preferred Shares, no holder may Transfer any Series A Preferred Share, or any Class A Shares into which such Series A Preferred Share may be converted, except with the prior written consent of the Board.

4.

Dividends. There will be no dividends due or payable on the Series A Preferred Shares except for any dividends declared on Series A Preferred Shares by the Board in its sole discretion; provided that in the event the Board elects to declare any dividends on Class A Shares in respect of Class A Shares held on or following the Optional Conversion Start Date, the holders of Series A Preferred Shares shall be entitled to receive dividends on such Series A Preferred Shares on an As-Converted Basis (as defined below) pari passu with the amount of such dividends to be distributed to the holders of Class A Shares. For the purposes of this Section 4, “As-Converted Basis” means, as of the time of determination, each Series A Preferred Share shall be treated as if each such Series A Preferred Share had been converted into such number of Class A Shares at the Conversion Rate then in effect.

5.

Voting Rights. Except as otherwise provided herein or as otherwise required by Applicable Law, the Series A Preferred Shares shall have no voting rights. However, as long as any Series A Preferred Shares are outstanding, the Company shall not, without first obtaining the affirmative vote by the holders of a majority of the Series A Preferred Shares present in person or by proxy at a shareholders meeting of Series A Preferred Shares (or by written consent of the holders of a majority of the outstanding Series A Preferred Shares), alter, amend or modify the terms of the Articles or this Schedule A so as to disproportionately adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares in any material respect, it being understood that the issuance, authorization or creation of any class of equity securities shall not be deemed to disproportionately adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares.

Annex B-44

Annex C

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on February 9, 2023, by and between Apollomics Inc., a Cayman Islands exempted company (“Apollomics”), and the undersigned subscriber (“Subscriber”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the BCA (as defined below).

WHEREAS, Apollomics entered into that certain Business Combination Agreement, dated as of September 14, 2022, by and among Apollomics, Maxpro Capital Acquisition Corp., a Delaware corporation (the “SPAC”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Apollomics (as amended, supplemented or otherwise modified from time to time, the “BCA,” and, the transactions contemplated by the BCA, the “Business Combination”);

WHEREAS, in connection with the Business Combination, Subscriber desires to subscribe for and purchase from Apollomics, that number of [Class B ordinary shares, par value $0.0001 per share, of Apollomics (“Apollomics Class B Ordinary Shares”)][Series A preferred shares, par value $0.0001 per share, of Apollomics (“Apollomics Series A Preferred Shares”)] 1 set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and at the closing of the Business Combination (the “Closing”), Apollomics desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to Apollomics, all on the terms and subject to the conditions set forth herein;

WHEREAS, on or prior to the Closing, Apollomics is entering into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to subscribe for and purchase from Apollomics, and Apollomics desires to issue and sell to the Other Subscribers at the Closing, (i) [Apollomics Class B Ordinary Shares][Class B ordinary shares, par value $0.0001 per share (“Apollomics Class B Ordinary Shares”), of Apollomics] at the Per Share Price or (ii) [Series A preferred shares, par value $0.0001 per share (“Apollomics Series A Preferred Shares”), of Apollomics][Apollomics Series A Preferred Shares]2 at the Per Share Price (the shares of the Other Subscribers, the “Other Subscribed Shares”); and

[WHEREAS, concurrently with the execution of this Agreement, Subscriber will enter into a Warrant Agreement (the “Warrant Agreement”) with Apollomics, pursuant to which Apollomics will issue one-quarter of one warrant (“Penny Warrants”), each exercisable to purchase one Apollomics Class A Ordinary Share (as defined below) at $0.01 per share (the “Warrant Shares”), for each Apollomics Class B Ordinary Share issued pursuant to this Agreement.]3

[1]

Note: Certain subscribers are subscribing for Apollomics Class B Ordinary Shares, whereas other subscribers are subscribing for Apollomics Series A Preferred Shares. This form of Subscription Agreement provides for optionality between the Apollomics Class B Ordinary Shares and the Apollomics Series A Preferred Shares.

[2]	Note: The Other Subscription Agreements include subscriptions for Apollomics Class B Ordinary Shares as well as subscriptions for Apollomics Series A Preferred Shares.
[3]	Note: To only be included in the form of Subscription Agreement for Apollomics Class B Ordinary Shares.

Annex C-1

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby irrevocably subscribes for and agrees to purchase, and Apollomics hereby agrees to issue and sell to Subscriber upon the payment of the Purchase Price, in each case, at the Closing, the Subscribed Shares [and Penny Warrants pursuant to the Warrant Agreement] (such subscription and issuance, the “Subscription”).

Section 2. Closing; Delivery of Shares; Conditions.

(a) The consummation of the Subscription and the transactions contemplated hereby shall occur substantially simultaneously with, and be conditioned upon the occurrence of, the Closing. The date on which the closing of the transactions contemplated herein occurs is referred to as the “Subscription Closing Date”.

(b) At least five Business Days before the anticipated Subscription Closing Date, Apollomics shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Subscription Closing Date and (ii) the wire instructions for delivery of the Purchase Price to Apollomics. No later than three Business Days prior to the Subscription Closing Date set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by Apollomics in the Closing Notice, such funds to be held by Apollomics in trust for the benefit of Subscriber until the Closing (with Subscriber being treated as the beneficial owner of the Purchase Price until the Closing). Upon satisfaction (or, if applicable, waiver) of the conditions set forth in Sections 2(d), 2(e) and 2(f), Apollomics shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities Laws), in the name of Subscriber (or its nominee identified to Apollomics in writing no less than one Business Day prior to the Closing), and (ii) as promptly as practicable after the Closing, evidence from Apollomics’ transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form and containing customary restrictive legends) on and as of the Subscription Closing Date. Upon delivery of the Subscribed Shares to Subscriber (or its nominee, if applicable), in accordance with Section 2(b)(i), the Purchase Price shall cease to be held by Apollomics in trust for the benefit of Subscriber and shall be owned by Apollomics.

(c) In the event that (i) the Closing does not occur within five Business Days after the anticipated Subscription Closing Date specified in the Closing Notice or (ii) this Subscription Agreement is terminated prior to the Closing but after Subscriber has funded the Purchase Price in accordance with the Closing Notice, then, in either case, unless otherwise agreed to in writing by Apollomics and Subscriber, Apollomics shall promptly (but in no event later than seven Business Days (as defined below) after the anticipated Subscription Closing Date specified in the Closing Notice or the date on which this Subscription Agreement is terminated, as applicable) return the Purchase Price so delivered by Subscriber to Apollomics by wire transfer in immediately available funds to the account specified in writing by Subscriber to Apollomics, and the Subscribed Shares (and any book entries in respect thereof) shall be deemed cancelled. Notwithstanding any such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 6, Subscriber shall remain obligated (A) to redeliver funds to Apollomics in escrow following Apollomics’ delivery to Subscriber of a new Closing Notice and (B) to consummate the closing of the transactions herein on the Subscription Closing Date in accordance with this Subscription Agreement. For the purposes of this Subscription Agreement, “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or governmental authorities in the Cayman Islands are authorized or required by Law to close.

(d) The closing of the transactions contemplated herein shall be subject to the satisfaction, or valid waiver by each of the parties hereto, of the conditions that, on the Subscription Closing Date:

(i)

no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

Annex C-2

(ii)

(A) all conditions precedent to the closing of the Business Combination set forth in the BCA shall have been satisfied (as determined by the parties to the BCA) or waived (other than those conditions which, by their nature, are to be satisfied at the Closing of the Business Combination pursuant to the BCA) and (B) the closing of the Business Combination be scheduled to occur substantially concurrently with the closing of the transactions contemplated by this Subscription Agreement; and

(iii)

no Governmental Authority shall have issued, enforced or entered any judgment or order, which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

(e) The obligation of Apollomics to consummate the transactions contemplated herein shall be subject to the satisfaction or valid waiver by Apollomics of the additional conditions that, on the Subscription Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the transactions contemplated herein shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing; and

(ii)

Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(f) The obligation of Subscriber to consummate the transactions contemplated herein shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Subscription Closing Date:

(i)

all representations and warranties of Apollomics contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Apollomics Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date (other than representations and warranties that are qualified as to materiality or Apollomics Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the transactions contemplated herein shall constitute a reaffirmation by Apollomics of each of the representations, warranties and agreements of Apollomics contained in this Subscription Agreement as of the Closing;

(ii)

no amendment of the BCA shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, unless Subscriber has consented in writing to such amendment;

(iii)	[the Penny Warrants shall be delivered pursuant to the terms of the Warrant Agreement]; and

(iv)

Apollomics shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

Annex C-3

(g) Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested by Apollomics in order for Apollomics to issue the Subscribed Shares to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3. Apollomics Representations and Warranties. Apollomics represents and warrants to Subscriber that:

(a) Apollomics (i) is duly organized, validly existing and in good standing under the laws of the Cayman Islands, (ii) has the requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have an Apollomics Material Adverse Effect. For purposes of this Subscription Agreement, an “Apollomics Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Apollomics and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Apollomics’ ability to consummate (A) the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares or (B) the Business Combination.

(b) As of the Subscription Closing Date, the Subscribed Shares [, the Penny Warrants and the Warrant Shares] will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement [and the Warrant Agreement], will be validly issued, fully paid and non-assessable. [The Apollomics Class B Ordinary Shares shall have the rights, preferences and privileges set forth in the proposed Sixth Amended and Restated Memorandum of Association of Apollomics filed as an exhibit to the Registration Statement on Form F-4 filed by Apollomics in connection with the Business Combination prior to the date hereof (the “Amended Articles”).]

(c) This Subscription Agreement [and the Warrant Agreement] [has][have] been duly authorized, executed and delivered by Apollomics, and, assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement [and the Warrant Agreement] shall constitute the valid and legally binding obligation[s] of Apollomics, enforceable against Apollomics in accordance with [their/its] terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of Subscriber, the execution and delivery of this Subscription Agreement [and the Warrant Agreement], the issuance and sale of the Subscribed Shares[, Penny Warrants and Warrant Shares] and the compliance by Apollomics with all of the provisions of this Subscription Agreement [and the Warrant Agreement] and the consummation of the transactions contemplated herein [and therein] will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Apollomics pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Apollomics is a party or by which Apollomics is bound or to which any of the property or assets of Apollomics is subject; (ii) the Organizational Documents of Apollomics; or (iii) any statute or any judgment, order, rule or regulation of any court or Governmental Authority or body, domestic or foreign, having jurisdiction over Apollomics or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have an Apollomics Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of Subscriber, Apollomics is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with,

Annex C-4

any court or U.S. federal, state, local or other Governmental Authority, self-regulatory organization (including The Nasdaq Stock Market (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance by Apollomics of this Subscription Agreement [or the Warrant Agreement] (including, without limitation, the issuance of the Subscribed Shares[, the Penny Warrants and the Warrant Shares]), other than (i) filings required by applicable local or U.S. state securities laws, (ii) those required to consummate the Business Combination as provided under the BCA, including under Section 6.12 thereof, (iii) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (iv) filings, the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, an Apollomics Material Adverse Effect.

(f) Except for such matters as have not had and would not be reasonably likely to have an Apollomics Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a Governmental Authority or arbitrator pending, or, to the knowledge of Apollomics, threatened in writing against Apollomics or (ii) judgment, decree, injunction, ruling or order of any Governmental Authority or arbitrator outstanding against Apollomics.

(g) Neither Apollomics nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Subscribed Shares [or the Penny Warrants]. Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 4 and the undersigned’s compliance with its obligations set forth in this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares [and the Penny Warrants] to the undersigned hereunder.

(h) There are no securities or instruments issued by or to which Apollomics is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the Other Subscribed Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Subscription Closing Date.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to Apollomics that:

(a) If Subscriber is a legal entity, Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the legal competence and capacity to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) If Subscriber is a legal entity, this Subscription Agreement has been duly authorized, executed and delivered by Subscriber. If Subscriber is an individual, Subscriber’s signature is genuine and the signatory has the legal competence and capacity to execute this Subscription Agreement. Assuming the due authorization, execution and delivery of the same by Apollomics, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or

Annex C-5

assets of Subscriber is subject; (ii) if Subscriber is a legal entity, the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or Governmental Authority or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or, if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided Apollomics with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the equity owners are accredited investors and is an “institutional account” as defined by FINRA Rule 4512(c).

(e) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act and that the Company is not required to register the Subscribed Shares except as set forth in Section 5. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Apollomics or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities Laws of the applicable states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the filing of certain required information with the SEC after the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands that each book entry for the Subscribed Shares shall contain a notation in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) AGREES FOR THE BENEFIT OF APOLLOMICS INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

Annex C-6

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (1)(C) ABOVE, THE COMPANY AND THE TRANSFER AGENT RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

(g) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Apollomics. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by Apollomics, any Participant Company (as defined below), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the transactions contemplated herein or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Apollomics set forth in Section 3. Subscriber acknowledges that certain information provided by Apollomics was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber further acknowledges that the information provided to Subscriber was preliminary and subject to change, including in the Registration Statement that Apollomics intends to file with the SEC (which will include substantial additional information about the Apollomics, the Participant Companies and the Business Combination and will update and supersede the information previously provided to Subscriber).

(h) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the representations and warranties made by Apollomics in Section 3. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to Apollomics, SPAC, the other parties to the BCA and their respective current and future subsidiaries (collectively, the “Participant Companies”) and the transactions contemplated herein.

(i) Subscriber represents and agrees that Subscriber and Subscriber’s professional advisors, if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisors, if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed SPAC’s and Apollomics’ filings with the SEC.

(j) Subscriber acknowledges that (A) Apollomics currently may have, and later may come into possession of, information regarding Apollomics that is not known to Subscriber and that may be material to a decision to enter into this transaction (“Excluded Information”), (B) Subscriber has determined to enter into this transaction notwithstanding its lack of knowledge of the Excluded Information, and (C) no Participant Company shall have liability to Subscriber, and Subscriber hereby to the extent permitted by law waives and releases any claims it may have against the Participant Companies with respect to the nondisclosure of the Excluded Information.

(k) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and a Participant Company or one of its respective representatives or affiliates and the

Annex C-7

Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the applicable Participant Company (or its respective representative or affiliate). Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in Apollomics’ filings with the SEC. Subscriber understands the significant extent to which certain of the disclosures contained in SPAC’s filings with the SEC prior to the date hereof shall not apply following the consummation of the Business Combination. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. No Participant Company nor any of its respective affiliates has offered Subscriber any tax advice relating to Subscriber’s investment in the Subscribed Shares, or made any representations, warranties or guarantees regarding the tax consequences of Subscriber’s investment in the Subscribed Shares.

(m) Alone, or together with any professional advisors, Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in Apollomics. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency or any other government or Governmental Authority (whether foreign or domestic) has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(o) Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the transactions contemplated hereby), a Sanctioned Person. Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons. Subscriber further represents and warrants that the funds held by Subscriber and used to purchase the Subscribed Shares are derived from lawful activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons, (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region) or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (A) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (B) the European Union and enforced by its member states, (C) the United Nations and (D) Her Majesty’s Treasury.

(p) Subscriber, together with its affiliates that will hold the Subscribed Shares, are not currently (and at all times through the Closing will refrain from being or becoming) members of a “group” (within the meaning of

Annex C-8

Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of Apollomics (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(q) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in Apollomics as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Apollomics from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(r) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither Apollomics, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(s) At the applicable date, Subscriber will have sufficient funds to pay the Purchase Price in escrow pursuant to Section 2.

(t) At all times at or prior to the Closing, Subscriber has no binding commitment to dispose of, or otherwise transfer (directly or indirectly), any of the Subscribed Shares.

(u) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Participant Companies.

Section 5. Registration Rights.

(a) Apollomics shall , within sixty (60) calendar days following the Closing, file with the SEC (at Apollomics’ sole cost and expense) a registration statement on Form F-1 or such other form of registration statement as is then available (the “Registration Statement”) registering the resale of the Class A ordinary shares, par value $0.0001 per share (“Apollomics Class A Ordinary Shares”), into which the Subscribed Shares are convertible (such shares, the “Converted Shares”) pursuant to the Amended Articles, and Apollomics shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the ninetieth (90th) calendar day (if the SEC notifies Apollomics that it will “review” such Registration Statement) following the day in which Apollomics initially filed the Registration Statement and (ii) the tenth (10th) Business Day after the date Apollomics is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Deadline”); provided, however, that Apollomics’ obligations to include Subscriber’s Converted Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to Apollomics such information regarding Subscriber, the securities of Apollomics held by Subscriber and the intended method of distribution of the Converted Shares

Annex C-9

(which shall be limited to non-underwritten public offerings) as shall be reasonably requested by Apollomics to effect the registration of the Converted Shares, and shall execute such documents in connection with such registration as Apollomics may reasonably request that are customary of a selling shareholder in similar situations. Apollomics agrees that, except for such times as Apollomics is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Apollomics will use its reasonable best efforts to, at its expense, cause such Registration Statement or another registration statement (which may be a “shelf registration statement”) to remain effective with respect to Subscriber, keep any qualification, exemption or compliance under state securities laws which Apollomics determines to obtain continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) the date on which all of the Converted Shares shall have been sold, or (ii) on the first date on which the undersigned can sell all of its Converted Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for Apollomics to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable); provided that, Apollomics shall be entitled to delay the filing or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if (A) Apollomics’ board of directors reasonably determines that in order for the Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed, (B) the negotiation or consummation of a transaction by Apollomics or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Apollomics’ board of directors reasonably believes would require additional disclosure by Apollomics in the Registration Statement of material information that Apollomics has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Apollomics’ board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements or (C) in the reasonable judgment of the Apollomics’ board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to Apollomics (such circumstance, a “Suspension Event”); provided, however, that Apollomics may not delay or suspend the Registration Statement for more than 60 consecutive calendar days or for more than 120 calendar days in any 360 day period. Upon receipt of any written notice from Apollomics (which notice shall not contain any material non-public information regarding Apollomics) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Converted Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which Apollomics agrees to promptly prepare) that corrects the misstatements or omissions referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Apollomics that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by Apollomics unless otherwise required by law or subpoena. If so directed by Apollomics, Subscriber will deliver to Apollomics or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Converted Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Converted Shares shall not apply (I) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (II) to copies stored electronically on archival servers as a result of automatic data back-up.

(b) Apollomics shall promptly advise Subscriber:

(i)	when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

Annex C-10

(ii)	of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(iii)	of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iv)

of the receipt by Apollomics of any notification with respect to the suspension of the qualification of the Converted Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)

subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, Apollomics shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding Apollomics other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (v) above constitutes material, nonpublic information regarding Apollomics or subjects the Subscriber to any duty of confidentiality.

(c) Apollomics shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement if such order should be issued.

(d) Except for such times as Apollomics is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, Apollomics shall use its reasonable best efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Converted Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Apollomics shall use its reasonable best efforts to cause all Converted Shares to be listed on each securities exchange or automated quotation system, if any, on which the Apollomics Class A Ordinary Shares have been listed.

(f) Subscriber shall be entitled to inquire of Apollomics the status of the filing of the Registration Statement and the status of the effectiveness thereof at any time.

(g) Apollomics will use its commercially reasonable efforts to (A) at the reasonable request of Subscriber, deliver all the necessary documentation to cause the transfer agent to Apollomics to remove all restrictive legends from any of the Converted Shares being sold under the Registration Statement or pursuant to Rule 144 at the time of sale of such Converted Shares, or that may be sold by Subscriber without restriction under Rule 144, including without limitation, any volume, information and manner of sale restrictions, and (B) deliver or cause its legal counsel to deliver to the transfer agent to Apollomics the necessary legal opinions or instruction letters required by the transfer agent to Apollomics, if any, in connection with the instruction under clause (A), in each case in the case of clauses (A) and (B), upon the receipt of Subscriber’s representation letters and such other customary supporting documentation as requested by (and in a form reasonably acceptable to) Apollomics and its counsel. Subscriber agrees to disclose their respective beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Converted Shares to Apollomics (or its successor) upon reasonable request to assist Apollomics in making the determination described above.

(i) Subscriber may deliver written notice (an “Opt-Out Notice”) to Apollomics requesting that Subscriber not receive notices from Apollomics otherwise required by this Section 5; provided, however, that Subscriber

Annex C-11

may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) Apollomics shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify Apollomics in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(i)) and the related suspension period remains in effect, Apollomics will so notify Subscriber, within one (1) Business Day of Subscriber’s notification to Apollomics, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

Section 6. Termination. Except for Section 7, 8 and 9, which shall survive any termination of this Subscription Agreement, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the BCA is terminated in accordance with its terms and (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at Law or in equity to recover losses, liabilities or damages arising from such breach. Apollomics shall notify Subscriber of the termination of the BCA promptly after any termination thereof.

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders and certain other parties (including the underwriters of the IPO). Subscriber acknowledges that, in connection with the Business Combination and as contemplated by the BCA, it is contemplated that the agreement governing the Trust Account will be assigned from SPAC to Apollomics with effect as of the consummation of the Business Combination. For and in consideration of Apollomics entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Apollomics, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the applicable terms of the SPAC’s Organizational Documents in respect of any of the SPAC’s Class A common stock acquired by any means other than pursuant to this Subscription Agreement or any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of SPAC acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of SPAC. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by Apollomics and its affiliates to induce Apollomics to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber under applicable Law.

Section 8. Indemnity.

(a) Apollomics agrees to indemnify and hold harmless, to the extent permitted by Law, the Subscriber, its directors, and officers, employees, and agents, and each person who controls the Subscriber (within the meaning

Annex C-12

of the Securities Act or the Exchange Act) and each affiliate of the Subscriber (within the meaning of Rule 405 under the Securities Act), to the extent the Subscriber is a seller under the Registration Statement, from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Apollomics by or on behalf of the Subscriber expressly for use therein.

(b) The Subscriber agrees, in connection with any Registration Statement under which the Subscriber is a seller, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless Apollomics, its affiliates and its and its affiliates’ directors, officers, employees and agents, and each person who controls Apollomics (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained, in the case of an omission) in any information or affidavit so furnished by or on behalf of the Subscriber expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

(c) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares.

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party

Annex C-13

and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made (or not made, in the case of an omission) by, or relates to information supplied (or not supplied, in the case of an omission) by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the other limitations set forth in this Section 8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(e) by any seller of Subscribed Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Subscribed Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

Section 9. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing and be deemed to have been duly given (i) when delivered in person, (ii) three Business Days after being sent, if sent by registered or certified mail return receipt requested, postage prepaid, (iii) one Business Day after being sent, if sent by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email with electronic confirmation of delivery, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) Subscriber acknowledges that Apollomics and others have relied and will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 9(b) shall not give Apollomics or any third party any rights other than as expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify Apollomics if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from Apollomics will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by Subscriber as of the Closing. Apollomics acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of Apollomics contained in this Subscription Agreement. Prior to the Closing, Apollomics agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Apollomics set forth herein are no longer accurate in all material respects.

(c) Each of Apollomics and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, of the Subscribed Shares until the consummation of the Business Combination (or the earlier termination of this Subscription Agreement in accordance with its terms).

Annex C-14

(f) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to Apollomics hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, Apollomics may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Business Combination and exclusively to another entity that controls, is under the control of, or is under common control with, Apollomics). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber, if any) or, with Apollomics’ prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations.

(g) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(h) Apollomics may request from Subscriber such additional information as Apollomics may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information as may be reasonably requested. Subscriber acknowledges that Apollomics may file a copy of the form of this Subscription Agreement with the SEC as an exhibit to a periodic report of Apollomics or a registration statement of Apollomics.

(i) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

(j) This Subscription Agreement constitutes the entire agreement between the parties hereto, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties hereto with respect to the subject matter hereof.

(k) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Notwithstanding the foregoing, the parties hereto agree that the SPAC is an express third-party beneficiary of this Subscription Agreement (the “Beneficiaries”). Each of the parties hereto acknowledge and agree that each of the parties hereto and each of the Beneficiaries shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause Apollomics to cause, or directly cause, Subscriber to fund the Purchase Price and cause the Closing to occur on the Subscription Closing Date. Each party hereto further agrees that none of the parties hereto or any of the Beneficiaries shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9(k), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond of similar instrument.

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Apollomics shall be entitled to specifically enforce Subscriber’s obligations to fund the Aggregate Purchase Price set forth on the signature page hereto and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further

Annex C-15

acknowledge and agree: (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (ii) not to assert that a remedy of specific enforcement pursuant to this Section 9(l) is unenforceable, invalid, contrary to applicable Law or inequitable for any reason; and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate. In connection with any proceeding for which Apollomics is being granted an award of money damages, the Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the consideration that is or was to be paid to Apollomics under this Subscription Agreement, and such damages are not limited to an award of out-of-pocket fees and expenses related to this Subscription Agreement.

(m) In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(n) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p) This Subscription Agreement may be executed and delivered in counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other jurisdiction.

(r) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY

Annex C-16

ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS Section 9(r) AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s) The parties hereto agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the courts of the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties hereto also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, shareholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(u) If, any change in the [Apollomics Class B Ordinary Shares][Apollomics Series A Preferred Shares] or the Apollomics Class A Ordinary Shares shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Subscribed Shares issued to Subscriber shall be appropriately adjusted to reflect such change.

(v) Subscriber hereby consents to the publication and disclosure in any press release issued by Apollomics, SPAC or any other Participant Company, any Form 8-K or Form 6-K filed by Apollomics or SPAC with the SEC in connection with the execution and delivery of the BCA or the transactions contemplated thereby and the Registration Statement (and, as and to the extent otherwise required by the federal securities laws, exchange rules, the SEC or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by Apollomics or SPAC to any Governmental Authority or to any securityholders of Apollomics or SPAC) of Subscriber’s identity and beneficial ownership of the Subscribed Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by Apollomics or SPAC, a copy of this Subscription Agreement, all solely to the extent required by applicable law or any regulation or stock exchange listing

Annex C-17

requirement. Subscriber will promptly provide any information reasonably requested by Apollomics or SPAC for any regulatory application or filing made or approval sought in connection with the Business Combination (including filings with the SEC). Notwithstanding the foregoing, Apollomics shall provide to Subscriber a copy of any proposed disclosure relating to Subscriber in accordance with the provisions of this Section 9(v) in advance of any publication thereof and shall consider in good faith such revisions to such proposed disclosure as Subscriber shall reasonably request.

(w) Apollomics shall issue, or shall cause SPAC to issue, by 9:00 a.m., New York City time, on the fourth Business Day immediately following the date hereof, one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and in connection with the Business Combination. Upon the issuance of the Disclosure Document, to Apollomics’ knowledge, Subscriber (provided that Subscriber is not, or is not an affiliate of any person who is, an existing investor in Apollomics) shall not be in possession of any material, non-public information received from Apollomics, SPAC or their respective officers, directors, employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Apollomics, SPAC or any of their affiliates in connection with the Business Combination.

(x) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of Apollomics, or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or any other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

Annex C-18

IN WITNESS WHEREOF, each the parties hereto have executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

APOLLOMICS INC.

By:
Name:
Title:

Address for Notices:

Apollomics, Inc. 989 E. Hillsdale Blvd., Suite 220 Foster City, CA 94404 Attn: Sanjeev Redkar Email: Sanjeev.redkar@apollomicsinc.com with a copy (not to constitute notice) to:

White & Case LLP 555 South Flower Street, Suite 2700 Los Angeles, CA 90071 Attention: Daniel Nussen Email: Daniel.Nussen@whitecase.com

and

Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, N.W., Suite 900 Washington, DC 20001 Attention: Michael K. Bradshaw, Jr. Email: mike.bradshaw@nelsonmullins.com

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[SUBSCRIBER]

By:
Name:
Title:

Address for Notices:

Email for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

[Number of Penny Warrants to be Issued (Subscribed Shares divided by 4):][4]

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$

You must pay the Aggregate Purchase Price by wire transfer of United States dollars in immediately available funds to the account of Apollomics specified by Apollomics in the Closing Notice

[4]	Note: To only be included in the form of Subscription Agreement for Apollomics Class B Ordinary Shares.

Annex C-20

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of Apollomics or acting on behalf of an affiliate of Apollomics.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

Annex C-21

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii);

☐	Any entity in which all of the equity owners are accredited investors; or

☐	Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

This page should be completed by Subscriber and constitutes a part of the Subscription Agreement.

SUBSCRIBER:
Print Name:

By:
Name:
Title:

Annex C-22

ANNEX D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Support Agreement”) is dated as of September 14, 2022, by and among Maxpro Capital Acquisition Corp., a Delaware corporation (“SPAC”), Apollomics Inc., a Cayman Islands exempted company (the “Company”), MP One Investment LLC, a Delaware limited liability company (the “Sponsor”) and the directors and executive officers of SPAC whose names appear on the signature pages of this Support Agreement (such shareholders and affiliates, the “Insiders”, and together with the Sponsor, the “Sponsor Parties” and individually, a “Sponsor Party”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 2,587,500 shares of SPAC Class B Common Stock and 464,150 SPAC Private Placement Warrants in the aggregate as set forth on Schedule I attached hereto (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, SPAC, the Company and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into SPAC, with SPAC continuing on as the surviving entity (“Business Combination”), and as a result of which, (a) SPAC will become a wholly owned subsidiary of the Company and (b) each issued and outstanding security of SPAC immediately prior to the Effective Time will no longer be outstanding and will automatically be cancelled in exchange for a substantially equivalent security of the Company, all on the terms and conditions set forth in the Business Combination Agreement; and

WHEREAS, as an inducement to SPAC and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Sponsor Party hereby acknowledges that it has read the Business Combination Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor Party shall be bound by and comply with Sections 6.6 (No Solicitation) and 6.14 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor Party was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.1 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the

Annex D-1

liquidation of SPAC, each Sponsor Party shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by such Sponsor Party (unless the transferee agrees to be bound by this Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities owned by such Sponsor Party or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any SPAC Common Stock, SPAC Warrants or other equity securities of SPAC are issued to a Sponsor Party after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of SPAC Common Stock or SPAC Warrants of, on or affecting the SPAC Common Stock or SPAC Warrants owned by such Sponsor Party or otherwise, (b) a Sponsor Party purchases or otherwise acquires beneficial ownership of any SPAC Common Stock, SPAC Warrants or other equity securities of SPAC after the date of this Support Agreement, or (c) a Sponsor Party acquires the right to vote or share in the voting of any SPAC Common Stock or other equity securities of SPAC after the date of this Support Agreement (such SPAC Common Stock, SPAC Warrants or other equity securities of SPAC, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor Party shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Subject Securities owned by such Sponsor Party as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor shall deliver to SPAC and the Company a duly executed copy of that certain Registration Rights Agreement, by and among the Company, SPAC, the Sponsor, the executive officers and directors of the Sponsor prior to the consummation of the transactions contemplated by the Business Combination Agreement and certain former shareholders of the Company, in substantially the form attached as Exhibit D to the Business Combination Agreement.

Section 1.5 Sponsor Party Agreements.

(a) At any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, each Sponsor Party shall (x) appear at each such meeting or otherwise cause all of its SPAC Common Stock to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SPAC Common Stock:

(i) in favor of each SPAC Stockholder Approval Matter;

(ii) against any Acquisition Proposal or any proposal relating to an Acquisition Proposal (in each case, other than the SPAC Stockholder Approval Matters);

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC;

(iv) against any change in the business, management or Board of Directors of SPAC (other than in connection with the SPAC Stockholder Approval Matters); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Business Combination Agreement or any Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC or Merger Sub under the Business Combination Agreement, (C) result in any of the conditions set forth in Article VIII of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, SPAC.

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Each Sponsor Party shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor Party shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), including the obligations of the Sponsor Parties pursuant to Section 1 therein to not redeem any SPAC Common Stock owned by such Sponsor Party in connection with the transactions contemplated by the Business Combination Agreement.

(c) During the period commencing on the date hereof and ending on the earlier of the Effective Time and the termination of the Business Combination Agreement pursuant to Section 9.1 thereof, without the prior written consent of the Company, each Sponsor Party shall not modify or amend any Contract listed on Schedule II hereto.

(d) Immediately prior to the Closing, each Sponsor Party shall automatically forfeit, and shall surrender to SPAC without consideration, such number of shares, if any, of SPAC Class B Common Stock that it owns as of immediately before the Closing, that would be necessary so that, immediately after giving effect to the Business Combination and any PIPE Financing, the Sponsor Parties collectively own a number of Company Ordinary Shares equal to 2.75% of the sum of (i) the Company Ordinary Shares that are issued pursuant to the Merger, (ii) the Company Ordinary Shares issued and outstanding immediately after the Share Split, (iii) the Company Ordinary Shares exercisable on a “gross” basis from the vested Company Options issued and outstanding immediately after the Share Split, and (iv) the Company Ordinary Shares and/or Company Preferred Shares, if any, issued pursuant to the SPAC-Side PIPE Financing; provided that in the event of any disagreement among the Sponsor Parties on the number of shares of SPAC Class B Common Stock that any Sponsor Party shall forfeit, each Sponsor Party shall forfeit shares of SPAC Class B Common Stock on a pro rata basis.

Section 1.6 Further Assurances. Each Sponsor Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Sponsor Party hereby represents and covenants that such Sponsor Party has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 1.8 No Amendment to Insider Letter. Neither the Sponsor Parties nor SPAC shall amend, terminate or otherwise modify that certain letter agreement, dated as of October 7, 2021, by and among SPAC and the Sponsor Parties (the “Insider Letter”), without the Company’s prior written consent.

Section 1.9 Waiver of Anti-Dilution Provision. Each Sponsor Party hereby (but subject to the consummation of the Business Combination) waives (for itself, for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated certificate of incorporation of SPAC (as may be amended from time to time, the “Charter”), the provisions of Section 4.3(b)(ii) of the Charter to have the SPAC Class B Common Stock convert to SPAC Class A Common Stock at a ratio of greater than one-for-one. The waiver specified in this Section 1.9 shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Support Agreement (and any shares of SPAC Class A Common Stock or equity-linked securities issued in connection with the transactions contemplated by the Business Combination Agreement and this Support Agreement) and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

Annex D-3

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of each Sponsor Party. Each Sponsor Party represents and warrants as of the date hereof to SPAC and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) as follows:

(a) Organization; Due Authorization. If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform his or her obligations hereunder. This Support Agreement has been duly executed and delivered by such Sponsor Party and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Support Agreement on behalf of the applicable Sponsor Party.

(b) Ownership. Such Sponsor Party is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor Party’s Subject Securities listed across from such Sponsor Party’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Support Agreement, (ii) the Organizational Documents of SPAC, (iii) the Business Combination Agreement, (iv) the Insider Letter or (v) any applicable securities Laws. Such Sponsor Party’s Subject Securities are the only equity securities in SPAC owned of record or beneficially by such Sponsor Party on the date of this Support Agreement, and none of such Sponsor Party’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter. Other than the SPAC Warrants held by such Sponsor Party, such Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

(c) No Conflicts. The execution and delivery of this Support Agreement by such Sponsor Party does not, and the performance by such Sponsor Party of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party or such Sponsor Party’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Support Agreement.

(d) Litigation. There are no Actions pending against such Sponsor Party, or to the knowledge of such Sponsor Party threatened against such Sponsor Party, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party of its, his or her obligations under this Support Agreement.

Annex D-4

(e) Brokerage Fees. Except as described in Section 3.19 of the SPAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Sponsor Party, for which SPAC or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor Party nor any Person related by blood, marriage or adoption to such Sponsor Party or, to the knowledge of such Sponsor Party, any Person in which such Sponsor Party has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with SPAC or its Subsidiaries.

(g) Acknowledgment. Such Sponsor Party understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Support Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of SPAC and (c) the written agreement of the Sponsor, SPAC, and the Company. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This Article III shall survive the termination of this Support Agreement.

Section 3.2 Governing Law. This Support Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Support Agreement or the negotiation, execution or performance of this Support Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Support Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SUPPORT AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUPPORT AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SUPPORT AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SUPPORT AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SUPPORT AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF

Annex D-5

PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SUPPORT AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment. This Support Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by SPAC, the Company and the Sponsor.

Section 3.7 Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. Any provision of this Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to SPAC:

Maxpro Capital Acquisition Corp.

5/F-4, No. 89

Songren Road, Xinyi District

Taipei City, Taiwan (R.O.C.) 11073

Attention:    Chen, Hong - Jung (Moses)

Email:         m.chen@maxproventures.com

Annex D-6

with a copy to (which will not constitute notice):

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attention:     Andrew M. Tucker, Esq.

Email:           andy.tucker@nelsonmullins.com

If to the Company:

Apollomics Inc.

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

Attention:    Brianna MacDonald, Senior Vice President, Legal and General Counsel

Email:          brianna.macdonald@apollomicsinc.com

with a copy to (which shall not constitute notice):

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:  James Hu

Email:        james.hu@whitecase.com

and

White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, California 90071

Attention:      Daniel Nussen

Email:           daniel.nussen@whitecase.com

If to a Sponsor Party:

To such Sponsor Party’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington,  D.C. 20001

Attention:      Andrew M. Tucker, Esq.

Email:            andy.tucker@nelsonmullins.com

Section 3.9 Counterparts. This Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Trust Account Waiver. Section 10.1 of the Business Combination Agreement is hereby incorporated into this Support Agreement, mutatis mutandis.

Section 3.11 Entire Agreement. This Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex D-7

IN WITNESS WHEREOF, the Sponsor Parties, SPAC, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:
MP ONE INVESTMENT LLC

By:	/s/ Yung-Fong (Ron) Song
Name: Yung-Fong (Ron) Song
Title: Manager

[Signature Page to Sponsor Support Agreement]

Annex D-8

INSIDERS:

By:	/s/ Hong - Jung (Moses) Chen
Name: Hong - Jung (Moses) Chen

By:	/s/ Wey - Chuan (Albert) Gau
Name: Wey - Chuan (Albert) Gau

By:	/s/ Yung-Fong (Ron) Song
Name: Yung-Fong (Ron) Song

By:	/s/ Yi - Kuei (Alex) Chen
Name: Yi - Kuei (Alex) Chen

By:	/s/ Soushan Wu
Name: Soushan Wu

By:	/s/ Noha Georges
Name: Noha Georges

[Signature Page to Sponsor Support Agreement]

Annex D-9

SPAC:
MAXPRO CAPITAL ACQUISITION CORP.

By:	/s/ Hong - Jung (Moses) Chen
Name: Hong - Jung (Moses) Chen
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

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COMPANY:
APOLLOMICS INC.

By:	/s/ Guo-Liang Yu
Name: Guo-Liang Yu
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

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Schedule I

Sponsor Subject Securities

Sponsor Party	SPAC Class B Common Stock	SPAC Private Placement Warrants
MP One Investment LLC	2,482,500	464,150
Hong - Jung (Moses) Chen	30,000	0
Wey - Chuan (Albert) Gau	30,000	0
Yung - Fong (Ron) Song	15,000	0
Yi - Kuei (Alex) Chen	10,000	0
Soushan Wu	10,000	0
Noha Georges	10,000	0

[Schedule I to Sponsor Support Agreement]

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Schedule II

Affiliate Agreements

1.	Administrative Support Agreement, dated October 7, 2021, by and between Maxpro Capital Acquisition Corp. and Maxpro Capital Management LTD.

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ANNEX E

COMPANY SHAREHOLDER VOTING AGREEMENT

This Company Shareholder Voting Agreement (this “Agreement”), dated as of September 14, 2022, is entered into by and among Maxpro Capital Acquisition Corp., a Delaware corporation (“SPAC”), Apollomics Inc., a Cayman Islands exempted company (the “Company”), and certain of the shareholders of the Company, whose names appear on the signature pages of this Agreement (such shareholders, the “Shareholders”, and SPAC, the Company and the Shareholders, each a “Party”, and collectively, the “Parties”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, SPAC and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (a) Merger Sub will merge with and into SPAC, with SPAC continuing on as the surviving entity (“Business Combination”), and as a result of which, (i) SPAC will become a wholly owned subsidiary of the Company and (ii) each issued and outstanding security of SPAC immediately prior to the Effective Time will no longer be outstanding and will automatically be cancelled in exchange for a substantially equivalent security of the Company, all on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, immediately prior to the Effective Time, each Company Preferred Share will be converted into one Company Ordinary Share and immediately following such conversion, the Company shall effect the Share Split in accordance, all on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, each Shareholder is the record and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and is entitled to dispose of and vote, the number of Company Ordinary Shares and Company Preferred Shares set forth opposite such Shareholder’s name on Schedule 1 of this Agreement (collectively, with respect to each Shareholder, such Shareholder’s “Owned Shares”; and such Owned Shares, together with (1) any additional Company Ordinary Shares and Company Preferred Shares (or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares or Company Preferred Shares) in which such Shareholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities and (2) any additional Company Ordinary Shares and Company Preferred Shares with respect to which such Shareholder has the right to vote through a proxy, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of SPAC and Merger Sub to enter into the Business Combination Agreement, the Company and the Shareholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC, the Company and each Shareholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and the last paragraph of this Section 1, the Shareholder, solely in his, her or its capacity as a shareholder or proxy

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holder of the Company, shall, and shall cause any other holder of record of any of the Shareholder’s Covered Shares, to validly execute and deliver to the Company in respect of all of the Shareholder’s Covered Shares, on (or effective as of) the third (3rd) Business Day following the date that the notice of Company Shareholder Meeting is delivered by the Company to the Company’s Shareholders, a written consent in respect of all of the Shareholder’s Covered Shares approving the Business Combination, the Share Split, the Business Combination Agreement, the election of the Post-Closing Company Board, the adoption of the Company Memorandum and Articles of Association, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company for consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Shareholder, in his, her or its capacity as a shareholder or proxy holder of the Company, at any other meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of shareholders of the Company, shall, and shall cause any other holder of record of any of such Shareholder’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause the Shareholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Shareholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Shareholder) in favor of the Business Combination, the adoption of the Business Combination Agreement, and any other matters necessary or reasonably requested by the Company for consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement;

(c) in any other circumstances upon which a consent or other approval is required under the Organizational Documents of the Company or the Investment Agreements or otherwise sought with respect to the Business Combination Agreement or the other transactions contemplated by the Business Combination Agreement, vote, consent or approve (or cause to be voted, consented or approved) all of such Shareholder’s Covered Shares held at such time in favor thereof;

(d) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Shareholder’s Covered Shares against (i) any Acquisition Proposal and (ii) any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Business Combination or any of the other transactions contemplated by the Business Combination Agreement, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Shareholder contained in this Agreement. The obligations of each Shareholder specified in this Section 1 shall apply whether or not the Business Combination or any action described above is recommended by the board of directors of the Company or the board of directors of the Company has previously recommended the Business Combination but changed such recommendation.

2. No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that such Shareholder shall not (i) enter into any voting agreement or voting trust with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

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3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms and (iii) the time this Agreement is terminated upon the mutual written agreement of the Company, SPAC and the Shareholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”) and the representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement; provided, that the provisions set forth in Sections 11 through 22 shall survive the termination of this Agreement.

4. Termination of Investment Agreements. Each Shareholder hereby acknowledges and agrees that, with effect from the Effective Time, the following agreements shall automatically terminate without any further action on the part of the parties thereto pursuant to their respective terms and will be of no further force or effect: (i) that certain Second Amended and Restated Investors’ Rights Agreement, dated as of September 24, 2020, by and among the Company and the Investors (as defined therein) (the “Investors’ Rights Agreement”); (ii) that certain Second Amended and Restated Voting Agreement, dated as of September 24, 2020, by and among the Company and the Shareholders (as defined therein) (the “Voting Agreement”); and (iii) that certain Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 24, 2020, by and among the Company, the Key Holders (as defined therein) and the Investors (as defined therein) (the “ROFR Agreement” and, together with the Investors’ Rights Agreement and the Voting Agreement, the “Investment Agreements”).

5. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally, and not jointly, as to itself only) to SPAC as follows:

(a) Except as disclosed on Schedule 2 hereto, such Shareholder is the sole beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to or has a valid proxy to vote such Shareholder’s Covered Shares, free and clear of any Liens (other than as created by this Agreement or the Organizational Documents of the Company (including, for the purposes hereof, the Fifth Amended and Restated Memorandum and Articles of Association of the Company and any agreements between or among shareholders of the Company)). As of the date hereof, other than the Owned Shares set forth opposite such Shareholder’s name on Schedule 1, such Shareholder does not own beneficially or of record any Company Ordinary Shares or Company Preferred Shares (or any securities convertible into Company Ordinary Shares or Company Preferred Shares) or any interest therein.

(b) Such Shareholder, in each case except as provided in this Agreement, the Investment Agreements or the Organizational Documents of the Company, (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with respect to such Shareholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Shareholder’s Covered Shares that is inconsistent with such Shareholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c) Such Shareholder affirms that (i) if the Shareholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transaction contemplated hereby, and (ii) if the Shareholder is not a natural person, (A) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions

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contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and, subject to the due execution and delivery of this Agreement by each other Party hereto, constitutes a legally valid and binding agreement of such Shareholder enforceable against the Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Shareholder from, or to be given by such Shareholder to, or be made by such Shareholder with, any Governmental Authority in connection with the execution, delivery and performance by such Shareholder of this Agreement, the consummation of the transactions contemplated hereby or the Business Combination or the other transactions contemplated by the Business Combination Agreement.

(e) The execution, delivery and performance of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the Business Combination and the other transactions contemplated by the Business Combination Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Shareholder (if such Shareholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Shareholder pursuant to any Contract binding upon such Shareholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which such Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Shareholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Shareholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Business Combination or the other transactions contemplated by the Business Combination Agreement.

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against such Shareholder or, to the knowledge of such Shareholder, threatened against such Shareholder that, in any manner, questions the beneficial or record ownership of the Shareholder’s Covered Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Shareholder of its obligations under this Agreement.

(g) The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the other transactions contemplated by the Business Combination Agreement and has independently, based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Shareholder acknowledges that the agreements contained herein with respect to the Covered Shares held by the Shareholder are irrevocable.

(h) Such Shareholder understands and acknowledges that SPAC is entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Shareholder contained herein.

(i) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SPAC or the Company is or could be liable in

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connection with the Business Combination Agreement or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by such Shareholder in his, her or its capacity as a shareholder or, to the knowledge of such Shareholder, on behalf of such Shareholder in his, her or its capacity as a shareholder.

6. Certain Covenants of the Shareholders. Except in accordance with the terms of this Agreement, each Shareholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 9 hereof, prior to the Termination Date, the Shareholder shall not, and, to the extent applicable, shall cause its Affiliates and subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing.

Notwithstanding anything in this Agreement to the contrary, (i) such Shareholder shall not be responsible for the actions of the Company or the Board of Directors of the Company (or any committee thereof), any subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Company Related Parties”), (ii) such Shareholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 6.6 of the Business Combination Agreement shall not be considered a breach of this Section 6(a) (it being understood that, for the avoidance of doubt, such Shareholder or his, her or its representatives (other than any such representative that is a Company Related Party) shall remain responsible for any breach by such Shareholder or his, her or its representatives of this Section 6(a)).

(b) Each Shareholder shall not, prior to the Termination Date, (except in each case pursuant to the Business Combination Agreement), (i) directly or indirectly, (a) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by Business Combination (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or (b) enter into any Contract or option with respect to the Transfer of, any of such Shareholder’s Covered Shares, or (ii) publicly announce any intention to effect any transaction specified in clauses (a) or (b), or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Shareholder or to another Shareholder of the Company that becomes a party to this Agreement and bound by the terms and obligations hereof (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of the Shareholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(b) shall not relieve the Shareholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(b) with respect to the Shareholder’s Covered Shares shall be null and void.

(c) Each Shareholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

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7. Conversion of Company Preferred Shares. Each Shareholder holding Company Preferred Shares hereby consents (for itself, for its successors, heirs and assigns) in accordance with Schedule A, Section 3.2 of the Fifth Amended and Restated Memorandum and Articles of Association of the Company, to the conversion, effective as of immediately prior to the Closing on the Closing Date, of all the Company Preferred Shares owned by such Shareholder into Company Ordinary Shares at the Conversion Rate (as defined in the Fifth Amended and Restated Memorandum and Articles of Association of the Company) of each Company Preferred Share into Company Ordinary Share of one-for-one (the “Pre-Closing Conversion”). The consent specified in this Section 7 shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Agreement and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason whatsoever.

8. Share Split. Each Shareholder hereby consents (for itself, for its successors, heirs and assigns) to a share split, effective immediately after the Pre-Closing Conversion, of each Company Ordinary Share that is issued and outstanding immediately after the Pre-Closing Conversion to be converted into a number of Company Class B Ordinary Shares equal to the Exchange Ratio (the “Share Split”); provided, that no fraction of a Company Class B Ordinary Share will be issued by virtue of the Share Split, and each Shareholder that would otherwise be so entitled to a fraction of a Company Class B Ordinary Share (after aggregating all fractional Company Class B Ordinary Shares that otherwise would be received by such Shareholder pursuant to the Share Split) shall instead be entitled to receive such number of Company Class B Ordinary Shares to which such Shareholder would otherwise be entitled, rounded to the nearest whole Company Class B Ordinary Share. The consent specified in this Section 8 shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Agreement and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason whatsoever.

9. Further Assurances. From time to time, at SPAC’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by the Business Combination Agreement and this Agreement. Each Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against SPAC, SPAC’s Affiliates, the Sponsor, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Business Combination Agreement or the consummation of the transactions contemplated hereby and thereby.

10. Disclosure. Such Shareholder hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement.

11. Changes in Capital Shares. In the event (i) of a share split, including pursuant to Section 8 of this Agreement, share dividend or distribution, or any change in Company Ordinary Shares or Company Preferred Shares by reason of any split-up, reverse share split, recapitalization, combination, reclassification, exchange of shares or the like, (ii) the Shareholder purchases or otherwise acquires beneficial ownership of any Company Ordinary Shares or Company Preferred Shares or (iii) the Shareholder acquires the right to vote or share in the voting of any Company Ordinary Shares or Company Preferred Shares, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

12. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by SPAC, SPAC Merger Sub, the Company and the applicable Shareholder.

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13. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.

14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as FedEx, to the Parties hereto at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 14):

if to the Shareholder, to the address or email address set forth opposite such Shareholder’s name on Schedule 1, or in the absence of such address or email address being set forth on Schedule 1, the address (including email) set forth in the Company’s books and records.

if to the Company, to it at:

Apollomics Inc.

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

Attn: Brianna MacDonald, Senior Vice President, Legal & General Counsel

Email: brianna.macdonald@apollomicsinc.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attn: James Hu

Email: james.hu@whitecase.com

and

White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, CA 90071

Attn: Daniel Nussen

Email: daniel.nussen@whitecase.com

if to SPAC, to it at:

Maxpro Capital Acquisition Corp.

5/F-4, No. 89

Songren Road, Xinyi District

Taipei City, Taiwan (R.O.C.) 11073

Attn: Chen, Hong - Jung (Moses)

Email: m.chen@maxproventures.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C. 20001

Attn: Andrew M. Tucker, Esq.

Email: andy.tucker@nelsonmullins.com

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15. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Shareholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Shareholder shall remain vested in and belong to the Shareholder, and SPAC shall have no authority to direct the Shareholder in the voting or disposition of any of the Shareholder’s Covered Shares, except as otherwise provided herein.

16. Entire Agreement; Time of Effectiveness. This Agreement and the Business Combination Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof. This Agreement shall not be effective or binding upon the Shareholder until after such time as the Business Combination Agreement is executed and delivered by the Company and SPAC.

17. No Third-Party Beneficiaries. The Shareholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of SPAC in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

18. Waiver and Release. Effective immediately upon the Closing, the Shareholder, on behalf of itself and its Affiliates and their respective representatives, and each of their respective successors and assigns (each a “Shareholder Releasor”), hereby irrevocably releases, waives, acquits and forever discharges, to the fullest extent permitted by Law, the Company and each of its respective present and future subsidiaries, Affiliates, representatives, direct and indirect equity holders, officers, directors and employees (each, a “Releasee”) of, from and against any and all proceedings, rights, and causes of action arising out of (i) the Shareholder’s direct or indirect ownership of equity interests in the Company or the Shareholder’s capacity as an equityholder of the Company, in each case, on or prior to the Closing, including any right with respect to redemption pursuant to Schedule A, Section 7 of the Fifth Amended and Restated Memorandum and Articles of Association of the Company, whether or not such right has been exercised, including any right with respect to any payment following the exercise of the redemption right by such Shareholder and (ii) the management or operation of the businesses of the Company relating to any matter, occurrence, action or activity on, or prior to, the Closing Date (collectively, “Shareholder Claims”); provided, that nothing contained in this paragraph shall extend to any claims, rights, proceedings, liabilities, obligations, causes of action or losses in connection with (i) Article 124 of the Fifth Amended and Restated Memorandum and Articles of Association of the Company, (ii) any representations, warranties, obligations, covenants, agreements and liabilities under this Agreement or any other agreement entered into in connection with the Business Combination Agreement which survives the Closing and any obligations to make any payment to the Shareholder under such agreements and (iii) any employment agreement for individuals continuing to be employed by the Company Surviving Subsidiary or any of its Subsidiaries following the Closing, or any rights to compensation that the Shareholder (who is a natural person) may be entitled to under employment or other service agreements entered into (or compensation or benefit plans, programs or policies of) with any Target Company in the ordinary course of business. Each Shareholder Releasor shall not, and shall cause its equity holders, subsidiaries, Affiliates and representatives, and each of their respective successors and assigns, not to, assert any Shareholder Claim against any of the Releasees that is released pursuant to this section. Notwithstanding the foregoing, no Shareholder Releasor releases any of its express rights under the Business Combination Agreement or any other Ancillary Document. This release is intended to be a complete and general release with respect to the Shareholder Claims, and specifically includes claims that are known, unknown, fixed, contingent or conditional arising on or prior to the Closing.

Subject to the reservation of rights and the limitation of the scope of the claims released hereunder, each of the Shareholder Releasors for itself and for its respective subsidiaries, Affiliates, representatives, direct and indirect equityholders, parent companies, managers, officers and directors, and each of their respective

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successors and assigns, expressly acknowledges that with respect to the release of known or unknown Shareholder Claims, each Shareholder Releasor is aware that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter in this section, and the releases herein are binding and effective notwithstanding the discovery or existence of any such additional or different facts.

Each Shareholder Releasor expressly waives and relinquishes any and all claims, rights or benefits that it may have under California Civil Code Section 1542, and any similar provision in any other jurisdiction, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Each Shareholder Releasor acknowledges and agrees that California Civil Code Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, each Shareholder Releasor agrees that the waiver of California Civil Code Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended in this section, and it therefore intends to waive all protection provided by California Civil Code Section 1542 and any other similar provision in any other jurisdiction.

EACH SHAREHOLDER RELEASOR FURTHER ACKNOWLEDGES AND AGREES THAT IT IS AWARE THAT IT MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND THE TARGET COMPANIES, ON THE OTHER HAND, IN ACCORDANCE WITH THE PROVISIONS IN THIS SECTION. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

19. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the Laws of another jurisdiction other than the State of Delaware, except that to the extent that the Laws of the State of California are required to apply in order to make the provisions set forth in Section 18 valid and enforceable, the Laws of the State of California (without conflicts of law principles) will apply.

(b) In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the

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Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 14.

(c) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

20. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Shareholders in whole or in part (whether by operation of Law or otherwise) without the prior written consent of SPAC and the Company or (b) be assigned by SPAC or the Company in whole or in part (whether by operation of law or otherwise) without the prior written consent of (i) the Company or SPAC, respectively, and (ii) the applicable Shareholder. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

21. Enforcement. The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Shareholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

22. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

23. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

24. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written”

Annex E-10

and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

25. Capacity as a Shareholder or Proxy holder. Notwithstanding anything herein to the contrary, the Shareholder or proxy holder signs this Agreement solely in the Shareholder’s or Proxy holder’s capacity as a shareholder or proxy holder of the Company, and not in any other capacity and this Agreement shall not limit, prevent or otherwise affect the actions of the Shareholder, proxy holder or any Affiliate, employee or designee of the Shareholder or proxyholder, or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of the Company (or any Subsidiary of the Company) or any other Person, including in the exercise of his or her fiduciary duties as a director or officer of the Company or any Subsidiary of the Company. No Shareholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement by any other Shareholder that is also a Party hereto and each Shareholder shall solely be required to perform its obligations hereunder in its individual capacity.

[The remainder of this page is intentionally left blank.]

Annex E-11

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

MAXPRO CAPITAL ACQUISITION CORP.

By:	/s/ Hong - Jung (Moses) Chen
Name: Hong - Jung (Moses) Chen
Title: Chief Executive Officer

ALPHA INTELLIGENCE ENTERPRISES LIMITED

By:	/s/ Jiang Rongfeng
Name: Jiang Rongfeng
Title: Director

BANYAN PACIFIC BIOMEDICAL INVESTMENT HOLDINGS LIMITED (FORMERLY KNOWN AS CHUNG WAI BIOTECH & HEALTHCARE HOLDINGS LIMITED)

By:	/s Man Yeung
Name: Man Yeung
Title: Director

BING ZHU

/s/ Bing Zhu

CSF JACKSON LIMITED

By:	/s/ Andrew Lo
Name: Andrew Lo
Title: Director

DAVID YU 2016 TRUST

By:	/s/ David Yu
Name: David Yu
Title: Trustee

GORTUNE ZEUS LIMITED

By:	/s/ Wang Quan
Name: Wang Quan
Title: Director

GUO-LIANG YU

/s/ Guo-Liang Yu

Annex E-12

GUO-LIANG YU AND YINGFEI WEI TRUST

By:	/s/ Guo-Liang Yu, Yingfei Wei
Name: Guo-Liang Yu, Yingfei Wei
Title: Trustees

JFF Capital I L.P.

By:	/s/ Jiangwei Liu
Name: Jiangwei Liu
Title: Director

JIGANG HU

/s/ Jigang Hu

JOHN LIM CHEN

/s/ John Lim Chen

KCROWN HOLDINGS LIMITED

By:	/s/ Xiaoye Wang
Name: Xiaoye Wang
Title: Director

KEVIN YU 2016 TRUST

By:	/s/ Kevin Yu
Name: Kevin Yu
Title: Trustee

OCEANPINE INVESTMENT FUND II LP

By:	/s/ 寿柏年
Name: 寿柏年
Title: Director

ORBIMED ASIA PARTNERS, L.P.
By: OrbiMed Asia GP, L.P.,
its General Partner
By: OrbiMed Advisors Limited,
its General Partner
By:	/s/ David Guowei Wang
Name: David Guowei Wang
Title: Partner

Annex E-13

ORBIMED ASIA PARTNERS II, L.P.
By: OrbiMed Asia GP II, L.P.,
its General Partner
By: OrbiMed Advisors II Limited,
its General Partner
By:	/s/ David Guowei Wang
Name: David Guowei Wang
Title: Partner

PARADISE GLORY INTERNATIONAL LIMITED
By:	/s/ Jiangwei Liu
Name: Jiangwei Liu
Title: Director

PATRICIA WAY LEE

/s/ Patricia Way Lee

PERFECT BEAUTY ENTERPRISE LIMITED

By:	/s/ 孙斯薇
Name: 孙斯薇
Title: Chairman

PROFITWISE LIMITED

By:	/s/ 寿柏年
Name: 寿柏年
Title: Director

QIMING VENTURE PARTNERS, L.P., a Cayman Islands exempted limited partnership
By: QIMING GP, L.P., a Cayman Island exempted limited partnership
Its: General Partner
By: QIMING CORPORATE GP, LTD., a Cayman Islands exempted company
Its: General Partner

By:	/s/ Robert Headley
Name: Robert Headley
Title: Authorized Signatory

SHANGHAI CHONGMAO INVESTMENT CENTER LP

By:	/s/ 孙晨阳
Name: 孙晨阳
Title: Director

Annex E-14

SVE CAPITAL, LLC.

By:	/s/ Lihua Jin
Name: Lihua Jin
Title: Managing Partner

THE REDKAR FAMILY REVOCABLE TRUST

By:	/s/ Sanjeev Redkar
Name: Sanjeev Redkar
Title: Trustee

WEALTH STRATEGY HOLDING LIMITED

By:	/s/ Kung Hung Ka
Name: Kung Hung Ka
Title: Director

YU JULIA ZHEN

/s/ Yu Julia Zhen

YULING LI

/s/ Yuling Li

APOLLOMICS INC.

By:	/s/ Guo-Liang Yu
Name: Guo-Liang Yu
Title: Chief Executive Officer

Annex E-15

ANNEX F

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among Apollomics Inc., a Cayman Islands exempted company (the “Company”), Maxpro Capital Acquisition Corp., a Delaware corporation (“Maxpro”), MP One Investment LLC (“Maxpro Sponsor”), a Delaware limited liability company, the executive officers and directors of Maxpro as of immediately prior to the consummation of the transactions contemplated by the Combination Agreement (as defined below) (such executive officers and directors, together with Maxpro Sponsor, the “Sponsor Parties”), certain shareholders of the Company set forth on Exhibit A hereto (the “Apollomics Holders”) (each such Sponsor Party or Apollomics Holder and any other Person (as defined below) who hereafter becomes a party to this Agreement, each a “Holder”, and, collectively, the “Holders”).

RECITALS

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 14, 2022 (the “Combination Agreement”), by and among Maxpro, Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and the Company, pursuant to which, among other things, on or about the date hereof, Merger Sub will merge with and into Maxpro, with Maxpro continuing as the surviving entity, in exchange for Maxpro’s stockholders receiving a right to receive ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”), and, as a result of which, Maxpro will become a wholly-owned subsidiary of the Company and the Company will become a publicly traded company;

WHEREAS, on or about the date hereof, pursuant to the Combination Agreement, each issued and outstanding security of Maxpro immediately prior to the Effective Time (as defined in the Combination Agreement) will no longer be outstanding and will automatically be canceled in exchange for a substantially equivalent security of the Company, all on the terms and conditions set forth in the Combination Agreement;

WHEREAS, the Sponsor Parties and Maxpro are parties to that certain Registration Rights Agreement, dated as of October 7, 2021 (the “Prior Agreement”), by and among Maxpro, Maxpro Sponsor, and the other Sponsor Parties party thereto;

WHEREAS, in connection with the transactions contemplated by the Combination Agreement, the parties to the Prior Agreement desire to terminate the Prior Agreement and all rights and obligations created pursuant thereto will be terminated;

WHEREAS, in connection with the Placement Unit Purchase Agreement between Maxpro and Maxpro Sponsor, dated as of October 7, 2021, Maxpro Sponsor acquired 464,150 private placement units of Maxpro, consisting of 464,150 shares of Class A common stock of Maxpro (the “Maxpro Common Stock”) and 464,150 private placement warrants, each exercisable for one share of Maxpro Common Stock for $11.50 per share (the “Maxpro Warrants”);

WHEREAS, the Sponsor Parties are acquiring Ordinary Shares (including the Ordinary Shares issued or issuable upon the exercise of any other equity security issued to the Sponsor Parties pursuant to the terms of the Combination Agreement) on or about the date hereof pursuant to the Combination Agreement;

WHEREAS, on or about the date hereof, pursuant to the Combination Agreement, each Maxpro Warrant is automatically and irrevocably modified to provide that such Maxpro Warrant no longer entitles the holder thereof to exercise such Maxpro Warrant for one share of Maxpro Common Stock for $11.50 per share and in substitution thereof such Maxpro Warrant shall entitle the holder thereof to exercise such Maxpro Warrant for one Ordinary Share for $11.50 per share; and

Annex F-1

WHEREAS, in connection with the transactions contemplated by the Combination Agreement, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which, in the good faith judgment of the Chief Executive Officer, the President, such other principal executive officer, the Chief Financial Officer, or the principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement (as defined below) or Prospectus (as defined below) in order for the applicable Registration Statement or Prospectus not to contain any Misstatement (as defined below), (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or Prospectus, as the case may be, and (c) the Company has (x) a bona fide business purpose for not making such information public or (y) determined the premature disclosure of such information would materially adversely affect the Company.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the board of directors of the Company.

“Claims” shall have the meaning given in subsection 4.1.1.

“Closing Date” shall mean the date of this Agreement.

“Combination Agreement” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble hereto.

“Lock-Up Period” means (i) with respect to the Registrable Securities owned by the Sponsor Parties, the “Lock-Up Period” as defined in the Sponsor Support Agreement and (ii) with respect to any other Holder, the “Lock-Up Period” as defined in the lock-up agreement with the Company to which such Holder is a party.

Annex F-2

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Maxpro” shall have the meaning given in the Preamble.

“Maxpro Sponsor” shall have the meaning given in the Recitals.

“Maxpro Warrants” shall have the meaning given in the Recitals.

“Minimum Amount” shall have the meaning given in subsection 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals.

“Permitted Transferees” shall mean a Person to whom the Holders are permitted to transfer Registrable Securities prior to the expiration of the Lock-Up Period with respect to the Registrable Securities owned by such Holder.

“Person” shall mean any individual, corporation, partnership, limited liability company, association, joint venture, an association, a joint stock company, trust, unincorporated organization, governmental or political subdivision or agency, or any other entity of whatever nature.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Ordinary Shares or other equity securities of the Company held by a Holder immediately following the Closing Date, (b) any Ordinary Shares issued to a Holder pursuant to the terms of the Combination Agreement (including the Ordinary Shares issued or issuable upon the exercise of any other equity security issued to a Holder pursuant to the terms of the Combination Agreement), (c) the Maxpro Warrants (including any Ordinary Shares issued or issuable upon the exercise of any Maxpro Warrants) and (d) any other equity security of the Company issued or issuable with respect to the securities referred to in the foregoing clauses (a) through (c) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) (x) such securities shall have been otherwise transferred, (y) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company to the Holder and (z) subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold, transferred, disposed of or exchanged without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); and (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

Annex F-3

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Registrable Securities are then listed;

(b)

fees and expenses of compliance with securities or blue-sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters (as defined below) in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)	reasonable and documented fees and disbursements of counsel for the Company;

(e)	reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f)	reasonable and documented fees and expenses of one (1) legal counsel selected by the Company to render any local counsel opinions in connection with the applicable Registration; and

(g)

reasonable and documented fees and expenses of one (1) legal counsel (not to exceed $75,000 in the aggregate for each Registration without the prior written approval of the Company) selected by (i) the majority-in-interest of the SUO Demanding Holders (as defined below) initiating a Shelf Underwritten Offering (as defined below), or (ii) the majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor Parties” shall have the meaning given in the Preamble.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of September 14, 2022 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereto), by and among Maxpro Sponsor, Maxpro, the Company and the other parties thereto.

“SUO Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.

“SUO Requesting Holder” shall have the meaning given in subsection 2.1.3.

Annex F-4

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated as of October 7, 2021, by and between Maxpro and Continental Stock Transfer & Trust Company, as warrant agent.

ARTICLE II

REGISTRATIONS

Section 2.1 Shelf Registration.

2.1.1 Following the Closing Date, the Company shall use its commercially reasonable efforts to (i) file a Registration Statement under the Securities Act within sixty (60) days after the Closing Date to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and (ii) cause such Registration Statement to be declared effective as soon as practicable after the filing thereof. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form F-1 (a “Form F-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available (including to use its commercially reasonable efforts to add Registrable Securities held by Permitted Transferees) or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.2 The Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form F-3 (a “Form F-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or subsection 2.1.2, any Holder (an “SUO Requesting Holder”) may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”); provided that the Company shall only be obligated to effect a Shelf Underwritten Offering if such offering shall (i) include Registrable Securities proposed to be sold by the SUO Requesting Holder, either individually or together with other SUO Requesting Holders, with a gross offering price reasonably expected to exceed, in the aggregate, $25 million or (ii) cover all of the remaining Registrable Securities held by the SUO Demanding Holder, provided that the total offering price is reasonably expected to exceed $15 million in the aggregate (each of the thresholds described in (i) and (ii), the “Minimum

Annex F-5

Amount”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering, as well as the intended method of distribution. Notwithstanding the foregoing, the Company is not obligated to take any action upon receipt of a Shelf Takedown Notice delivered within ninety (90) days of a prior Shelf Takedown Notice. Upon receipt by the Company of any such written notification from a SUO Requesting Holder(s) to the Company, subject to the provisions of subsection 2.2.4, the Company shall include in such Shelf Underwritten Offering all Registrable Securities of such SUO Requesting Holder(s) described in the Shelf Takedown Notice. The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Shelf Underwritten Offering, enter into an underwriting agreement in customary form for such Shelf Underwritten Offering with the managing Underwriter or Underwriters selected by the Company with the approval of the original SUO Requesting Holder (which shall not be unreasonably withheld, conditioned or delayed). The Company shall not be obligated to effect more than an aggregate of three (3) Shelf Underwritten Offerings initiated by the Sponsor Parties and an aggregate of three (3) Shelf Underwritten Offerings initiated by the Apollomics Holders. The SUO Demanding Holders may demand not more than two (2) Shelf Underwritten Offerings pursuant to this Section 2.1.3 in any twelve (12) month period.

2.1.4 If the managing Underwriter or Underwriters, in good faith, advises the Company, the SUO Demanding Holders and the SUO Requesting Holders, in writing that, in its opinion, the dollar amount or number of Registrable Securities that the SUO Demanding Holders and the SUO Requesting Holders desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell for its own account and the Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the SUO Demanding Holders and the SUO Requesting Holders pro rata based on the number of securities requested to be sold that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Withdrawal. A majority in interest of the SUO Demanding Holders or SUO Requesting Holders initiating a Shelf Underwritten Offering shall have the right to withdraw its Registrable Securities included in a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time up to one business (1) day prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Shelf Underwritten Offering; provided, however, that upon withdrawal of an amount of Registrable Securities included by the Holders in such Shelf Underwritten Offering, in their capacity as SUO Demanding Holders, being less than the Minimum Amount, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement; provided, further, that a Sponsor Party or an Apollomics Holder may elect to have the Company continue a Shelf Underwritten Offering if the Minimum Amount would still be satisfied by the Registrable Securities proposed to be sold in the Shelf Underwritten Offering by a Sponsor Party, an Apollomics Holder or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for a Shelf Underwritten Offering shall constitute a demand for a Shelf Underwritten Offering by the withdrawing SUO Demanding Holder for purposes of Section 2.1.3, unless either (i) such SUO

Annex F-6

Demanding Holder has not previously withdrawn any Shelf Underwritten Offering or (ii) such SUO Demanding Holder reimburses the Company for all Registration Expenses with respect to such Shelf Underwritten Offering (or, if there is more than one SUO Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each SUO Demanding Holder has requested be included in such Shelf Underwritten Offering); provided that, if an SUO Demanding Holder elects to continue a Shelf Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Shelf Underwritten Offering shall instead count as a Shelf Underwritten Offering demanded by such Sponsor Party or such Apollomics Holder, as applicable, for purposes of Section 2.1.3. Following the receipt of any withdrawal notice, the Company shall promptly forward such withdrawal notice to any other Holders that had elected to participate in such Shelf Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Underwritten Offering prior to its withdrawal under this Section 2.1.5, other than if an SUO Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the immediately preceding sentence.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of Ordinary Shares (including equity securities exercisable or exchangeable for, or convertible into, Ordinary Shares), for its own account or for the account of stockholders of the Company, other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) a Registration Statement on Form F-4 or Form S-8 (or any successor forms), (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan or similar plans, (f) filed pursuant to Section 2.1 or (g) filed in connection with any business combination or acquisition involving the Company, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable (but not less than ten (10) days prior to the anticipated filing by the Company with the Commission of any Registration Statement with respect thereto), which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), the proposed date of filing of such Registration Statement with the Commission and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, in each case to the extent then known, (B) describe such Holders’ rights under this Section 2.2 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.2, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2).

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2.2.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Ordinary Shares or other equity securities that the Company desires to sell, taken together with (a) the Ordinary Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (c) the Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.2.2.1 if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.2.2.2 if the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Ordinary Shares or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Ordinary Shares or other equity securities other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration up to (a) in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering or any Shelf Underwritten Offering, one (1) business day prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwritten Offering effected under subsection 2.1.3.

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Section 2.3 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested a Shelf Underwritten Offering and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to delay the filing of such Registration Statement at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding anything to the contrary contained in this Agreement, no Registration shall be required to be effected and no Registration Statement shall be required to become effective, with respect to any Registrable Securities held by any Holder, until after the expiration of the Lock-Up Period with respect to such Registrable Securities.

ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders (provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”));

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (a) register or qualify the

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Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

3.1.9 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of any Registration Statement, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 use its commercially reasonable efforts to obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

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3.1.11 in connection with an Underwritten Offering, use commercially reasonable efforts to obtain for the underwriter(s) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters;

3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13 otherwise use its commercially reasonable efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.14 with respect to a Shelf Underwritten Offering, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25.0 million, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders consistent with the terms of this Agreement in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Shelf Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

Section 3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, stock transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Participation in Underwritten Offerings.

3.3.1 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”). Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated pursuant to the terms of this Agreement unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales or distribution arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3.1 shall not affect the Registration of other Registrable Securities to be included in such Registration.

3.3.2 The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the

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Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other Person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) days, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company. The Company shall immediately notify the Holders of the expiration of any period during which the Company exercised its rights under this Section 3.4. The Holders shall maintain the confidentiality of such notice and its contents.

Section 3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of

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Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against all losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable and documented attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other Persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information or affidavit furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating pursuant to this Agreement, such Holder shall furnish (or cause to be furnished) to the Company an undertaking reasonably satisfactory to the Company, to indemnify the Company, its officers, directors, partners, managers, shareholders, members, employees and agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any Claims, to which any the Company or such other Persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification and contribution provided for under this Agreement (a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and (b) are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

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4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. In connection with any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed by the Company, the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party or parties, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Section 5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Apollomics Inc., 989 E. Hillsdale Blvd, Suite 220, Foster City, CA 94404, Attention: Brianna MacDonald, Senior Vice President, Legal & General Counsel, with a required copy (which copy shall not constitute notice) to White & Case LLP, 555 Flower Street, Suite 2700, Los Angeles, CA 90071, Attn: Daniel Nussen, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Section 5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Lock-up Period with respect to the Registrable Securities owned by such Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to such Holder’s applicable Permitted Transferees.

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5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Section 5.3 Severability. If any portion of this Agreement shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Agreement, which shall continue in all respects to be valid and enforceable.

Section 5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 5.5 Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal laws of the State of New York. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the federal courts of the United States of America located in the City of New York, Borough of Manhattan or the courts of the State of New York, in each case located in the City of New York, Borough of Manhattan, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.5.

Section 5.6 EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.7 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of

Annex F-15

any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. No waiver by a party hereto shall be effective unless made in a written instrument duly executed by the party against whom such waiver is sought to be enforced, and only to the extent set forth in such instrument.

Section 5.8 Other Registration Rights. Other than pursuant to the terms of the Warrant Agreement, the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Section 5.9 Prior Agreement. The Sponsor Parties and Maxpro, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated as of the Closing Date and is replaced in its entirety by this Agreement.

Section 5.10 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Combination Agreement and the Sponsor Support Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 5.11 Term. This Agreement shall terminate and be void and of no further force and effect on the earlier of (a) the fifth anniversary of the date of this Agreement and (b) with respect to any Holder, on the date on which such Holder ceases to hold Registrable Securities (but in each case in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)). Further, this Agreement shall terminate and be void and of no further force and effect upon the mutual written agreement of each of the parties hereto to terminate this Agreement. The provisions of Article IV shall survive any termination.

Section 5.12 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

Section 5.13 Additional Holders; Joinder. In addition to Persons who may be come Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor Parties and each of the Apollomics Holders (in each case, so long as such Holder and its affiliates hold at least three percent of the outstanding Ordinary Shares), the Company may make any Person who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such Person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

Section 5.14 Further Assurances. From time to time, at another party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[Signature Pages Follow]

Annex F-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

APOLLOMICS INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Annex F-17

MAXPRO:

MAXPRO CAPITAL ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Annex F-18

SPONSOR PARTIES:

MP ONE INVESTMENT LLC

By:
Name:
Title:

By:
Name: Chen, Hong – Jung (Moses)

By:
Name: Song, Yung – Fong (Ron)

By:
Name: Chen, Yi – Kuei (Alex)

By:
Name: Gau, Wey – Chuan (Albert)

By:
Name: Noha Georges

By:
Name: Wu, Soushan

[Signature Page to Registration Rights Agreement]

Annex F-19

EXHIBIT A

[●]

Annex F-20

ANNEX G

LOCK-UP AGREEMENT

This Lock-Up Agreement is dated as of September 14, 2022 and is between Apollomics Inc., a Cayman Islands exempted company (the “Company”), MP One Investment LLC, a Delaware limited liability company (“Sponsor”), each of the directors and executive officers of Sponsor identified on Exhibit A hereto and the other Persons who enter into a joinder to this Agreement substantially in the form of Exhibit B hereto with the Company in order to become a “Shareholder Party” for purposes of this Agreement (collectively, the “Shareholder Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement (as defined below).

BACKGROUND:

WHEREAS, the Shareholder Parties own or will own equity interests in the Company;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, Maxpro Capital Acquisition Corp., a Delaware corporation (“SPAC”) and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), are entering into a Business Combination Agreement (as amended or modified from time to time, the “Business Combination Agreement”), pursuant to which, among other transactions, Merger Sub will merge with and into SPAC, with SPAC continuing on as the surviving entity (“Business Combination”), and as a result of which, (i) SPAC will become a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of SPAC immediately prior to the Effective Time will no longer be outstanding and will automatically be cancelled in exchange for a substantially equivalent security of the Company, all on the terms and conditions set forth in the Business Combination Agreement;

WHEREAS, immediately prior to the Effective Time, each Company Preferred Share will be converted into one Company Ordinary Share and immediately following such conversion, the Company shall effect the Share Split in accordance, all on the terms and conditions set forth in the Business Combination Agreement; and

WHEREAS, in connection with the Business Combination, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in the Company either owned prior to the Closing Date or acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Action” has the meaning set forth in Section 3.8.

“Affiliate” has the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Agreement” means this Lock-Up Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Business Combination” has the meaning set forth in the Background.

“Business Combination Agreement” has the meaning set forth in the Background.

Annex G-1

“Change of Control” means any transaction or series of transactions (A) the result of which is that a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than the Company or any of its Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in the Company, (B) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (1) the members of the Board of Directors of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the Company surviving the combination or (2) the voting securities of the Company immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination, or (C) the result of which is a sale of all or substantially all of the assets of the Company (as appearing in its most recent balance sheet) to any Person.

“Closing Date” means the closing date of the Business Combination.

“Company” has the meaning set forth in the Preamble.

“Company Class A Ordinary Shares” means the designated Class A ordinary shares, par value $0.0001 per share, of the Company, following the consummation of the Business Combination.

“Company Class B Ordinary Shares” means the designated Class B ordinary shares, par value $0.0001 per share, of the Company, following the consummation of the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Lock-Up” has the meaning set forth in Section 2.1(a).

“Lock-Up Period” has the meaning set forth in Section 2.1(d).

“Lock-Up Securities” has the meaning set forth in Section 2.1(d).

“Lock-Up Shares” has the meaning set forth in Section 2.1(d).

“Lock-Up Warrants” has the meaning set forth in Section 2.1(d).

“Merger Sub” has the meaning set forth in the Background.

“Permitted Transferees” has the meaning set forth in Section 2.1(d).

“Shareholder Parties” has the meaning set forth in the Preamble.

“Trading Day” means any day on which Company Class A Ordinary Shares are actually traded on the principal securities exchange or securities market on which Company Class A Ordinary Shares are then traded.

“Transfer” has the meaning set forth in Section 2.1(d).

1.2 Construction. Unless the context otherwise requires: (a) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (b) “or” is disjunctive but not exclusive, (c) words in the singular include the plural, and in the plural include the singular, and (d) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to

Annex G-2

sections of this Agreement unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

LOCK-UP

2.1 Lock-Up.

(a) Subject to Section 2.1(b), each Shareholder Party shall not Transfer any Lock-Up Securities until the end of the Lock-Up Period (the “Lock-Up”).

(b) Each Shareholder Party or any of its Permitted Transferees may Transfer any Lock-Up Securities it holds during the Lock-Up Period (a) to other Shareholder Parties or any direct or indirect partners, members or equity holders of such Shareholder Party, any Affiliates of such Shareholder Party or any related investment funds or vehicles controlled or managed by such Persons or their respective Affiliates; (b) by gift to a charitable organization; or, in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the primary beneficiaries of which are one or more members of the individual’s immediate family or an Affiliate of such Person; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; or (e) to the Company, in each case of clauses (a)-(d), if the transferee is not another Shareholder Party, subject to prior receipt by the Company of a duly executed joinder to this Agreement substantially in the form of Exhibit B hereto.

(c) Notwithstanding the provisions set forth in this Section 2.1, if the Lock-Up Period is scheduled to end during a Blackout Period or within five (5) Trading Days prior to the commencement of a Blackout Period, the Lock-Up Period shall end ten (10) Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Company shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two (2) Trading Days in advance of the Blackout-Related Release.

(d) For purposes of this Section 2.1:

(i) The term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Company’s securities would not be permitted under the Company’s insider trading policy.

(ii) The term “Lock-Up Period” means the period beginning on the Closing Date and ending the date that is six (6) months after the Closing Date. Notwithstanding the foregoing, in the event that a definitive agreement that contemplates a Change of Control is entered into after the Closing, the Lock-Up Period for any Lock-Up Securities shall automatically terminate immediately prior to the consummation of such Change of Control. For the avoidance of doubt, no Lock-Up Securities shall be subject to Lock-Up from and after the date that is six (6) months after the Closing Date.

(iii) The term “Lock-Up Securities” means, collectively, the Lock-Up Shares and the Lock-Up Warrants.

(iv) The term “Lock-Up Shares” means with respect to any Shareholder Party and its respective Permitted Transferees, the Company Class A Ordinary Shares and Company Class B Ordinary Shares held by such Person immediately following the closing of the Business Combination other than any shares purchased pursuant to a Subscription Agreement.

(v) The term “Lock-Up Warrants” means the Company Warrants held by any Sponsor Party immediately following the closing of the Business Combination and any Company Class A Ordinary Shares received upon exercise of such Company Warrants.

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(vi) The term “Permitted Transferees” means, prior to the expiration of the Lock-Up Period, any Person to whom such Shareholder Party or any other Permitted Transferee of such Shareholder Party is permitted to transfer such Lock-Up Securities pursuant to Section 2.1(b).

(vii) The term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise dispose of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

(e) Each Shareholder Party shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no Transfers of such Shareholder Party’s Lock-Up Securities in contravention of this Section 2.1 are effected prior to the expiration of the applicable Lock-Up Period.

(f) Each Shareholder Party also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Lock-Up Securities except in compliance with the foregoing restrictions and to the addition of a legend to such Shareholder Party’s Lock-Up Securities describing the foregoing restrictions.

(g) For the avoidance of doubt, each Shareholder Party shall retain all of its rights as a shareholder of the Company with respect to the Lock-Up Securities during the Lock-Up Period, including the right to vote any Lock-Up Securities.

ARTICLE III

GENERAL PROVISIONS

3.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Company, to:

APOLLOMICS INC.

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

Attention: Brianna MacDonald, Senior Vice President, Legal and General Counsel

Email: brianna.macdonald@apollomicsinc.com

with a copy (not constituting notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attn: James Hu

E-mail: james.hu@whitecase.com

Annex G-4

and

White & Case LLP

555 South Flower Street, Suite 2700

Los Angeles, California 90071

Attn: Daniel Nussen

E-mail: daniel.nussen@whitecase.com

If to any Shareholder Party, to such address indicated on the Company’s records with respect to such Shareholder Party or to such other address or addresses as such Shareholder Party may from time to time designate in writing.

3.2 Amendment; Waiver. (a) The terms and provisions of this Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by the Company and the Shareholder Parties holding a majority of the shares then held by the Shareholder Parties in the aggregate as to which this Agreement has not been terminated.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) The Company and any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to (i) in the case of a waiver by the Company, the applicable Shareholder Parties, and (ii) in the case of a waiver by a Shareholder Party, the Company.

(e) Notwithstanding anything to the contrary, any amendment, modification or waiver of any provision herein that would (i) adversely affect any Shareholder Party, or (ii) disproportionately affect any Shareholder Party as compared to any other Shareholder Party, in each case, will not bind any such Shareholder Party without such Shareholder Party’s prior written approval.

3.3 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

3.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 3.4 shall be null and void, ab initio.

3.5 Effectiveness; Termination. Other than Article III, this Agreement shall take effect if and only when the Closing is consummated. If the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall be null and void, ab initio.

3.6 Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the parties hereto, any right or remedies under or by reason of this Agreement, as a third party beneficiary or otherwise.

Annex G-5

3.7 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

3.8 Jurisdiction. Any claim, action, suit, assessment, arbitration or proceeding (an “Action”) based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.8.

3.9 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.9.

3.10 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 3.10 shall not be required to provide any bond or other security in connection with any such injunction.

3.11 Entire Agreement. Except as otherwise set forth herein, this Agreement constitutes the full and entire understanding and agreement among the parties relating to the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the

Annex G-6

parties hereto relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of the Company or any of the Shareholder Parties under any other agreement between any of the Shareholder Parties and the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of any of the Shareholder Parties or the Company under this Agreement.

3.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

3.13 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.14 Several Liability. The liability of any Shareholder Party hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Shareholder Party be liable for any other Shareholder Party’s breach of such other Shareholder Party’s obligations under this Agreement.

3.15 Effectiveness. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto.

[Remainder of Page Intentionally Left Blank]

Annex G-7

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement on the day and year first above written.

APOLLOMICS INC.

By:	/s/ Guo-Liang Yu
Name: Guo-Liang Yu
Title: Chief Executive Officer

MP ONE INVESTMENT LLC

By:	/s/ Hong - Jung (Moses) Chen
Name: Hong - Jung (Moses) Chen
Title: Manager

HONG - JUNG (MOSES) CHEN

By:	/s/ Hong - Jung (Moses) Chen

WEY - CHUAN (ALBERT) GAU

By:	/s/ Wey - Chuan (Albert) Gau

YUNG-FONG (RON) SONG

By:	/s/ Yung-Fong (Ron) Song

YI - KUEI (ALEX) CHEN

By:	/s/ Yi - Kuei (Alex) Chen

SOUSHAN WU

By:	/s/ Soushan Wu

NOHA GEORGES

By:	/s/ Noha Georges

Annex G-8

Exhibit A

1.	Hong - Jung (Moses) Chen
2.	Wey - Chuan (Albert) Gau
3.	Yung - Fong (Ron) Song
4.	Yi - Kuei (Alex) Chen
5.	Soushan Wu
6.	Noha Georges

Annex G-9

Exhibit B

FORM OF JOINDER TO LOCK-UP AGREEMENT

[                ], 20

Reference is made to the Lock-Up Agreement, dated as of September 14, 2022, by and among Apollomics Inc. (the “Company”) and the other Shareholder Parties (as defined therein) from time to time party thereto (as amended from time to time, the “Lock-Up Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lock-Up Agreement.

Each of the Company and each undersigned holder of shares of the Company (each, a “New Shareholder Party”) agrees that this Joinder to the Lock-Up Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.

Each undersigned New Shareholder Party hereby agrees to and does become party to the Lock-Up Agreement as a Shareholder Party. This Joinder shall serve as a counterpart signature page to the Lock-Up Agreement and by executing below each undersigned New Shareholder Party is deemed to have executed the Lock-Up Agreement with the same force and effect as if originally named a party thereto.

This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.

[Remainder of Page Intentionally Left Blank.]

Annex G-10

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.

[NEW SHAREHOLDER PARTY]

By:
Name:
Title

APOLLOMICS INC.

By:
Name:
Title:

Annex G-11

ANNEX H

September 7, 2022	File Reference: 34-36-63364

Board of Directors of Maxpro Capital Acquisition Corp.

c/o Mr. Hong-Jung (Moses) Chen, Chief Executive Officer

5F.-4, No. 89, Songren Rd. Xinyi

Dist., Taipei City 11073

Taiwan (R.O.C.)

To the Board of Directors:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) was originally engaged by Maxpro Capital Acquisition Corp. (“Maxpro” or the “Company”) for the benefit of the Board of Directors (the “Board”) of the Company to evaluate the fairness, from a financial point of view, to Maxpro of the consideration to be received by Maxpro in consideration of the issuance of its equity securities (the “Common Stock”), valued at the assumed redemption price of $10 per share (the “Assumed Redemption Price”), to the equity holders of Apollomics Inc. (“Apollomics”) in connection with the anticipated acquisition by Maxpro of one hundred percent of the equity and equity equivalents (other than unvested stock options) and/or all or substantially all of the assets and business of Apollomics (the “Acquired Business”) the “Originally Contemplated Transaction”). This opinion (our “Opinion”) is being delivered pursuant to our Engagement Letter dated June 10, 2022 and the accompanying (and by this reference incorporated herein) General Contractual Conditions therein (collectively, the “Engagement Agreement”). All assumptions and limitations stated below are either as provided in the Engagement Agreement or otherwise made with the consent or approval of the Board, as specifically set out below.

We are advised, and have relied upon such advice with your approval, that the Contemplated Transaction will be consummated as set forth in the draft Business Combination Agreement by and among Maxpro Capital Acquisition Corp., (and others), and Apollomics dated September 7, 2022 (the “Merger Agreement”), during the first quarter of 2023 (the “Transaction Date”).

The Merger Agreement, as ultimately negotiated by the parties, is structured as an issuance by Apollomics of its securities to the stockholders of Maxpro with Apollomics as the surviving company. We have not been requested to and, accordingly, have not revised or updated our analysis to reflect this structure. Rather, as contemplated by the Engagement Agreement and with your approval, we have assumed for purposes of our Opinion that the transaction provided for by the Merger Agreement (the “Transaction”) is the equivalent of the Originally Contemplated Transaction from a financial point of view and that, in effect, the purchase price being paid by the Company for the Acquired Business is $899,000,000, plus assumption of all unvested options to acquire Apollomics shares (the “Purchase Price”), and that for purposes of the determination of the number of shares of Apollomics common stock (the “Apollomics Common Stock”) to be issued to the pre-Transaction holders of the Company’s Common Stock, such shares of pre-Transaction outstanding Company Common Stock are being valued at $10.00 per share.

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Annex H-1

Board of Directors of Maxpro Capital Acquisition Corp. September 7, 2022 Page 2

As the Company is a special purpose acquisition company with only a limited trading history and no material operations or assets other than cash or cash equivalents and the yet to be approved Merger Agreement, we have assumed, as provided in our Engagement Letter and with your approval, that the Assumed Redemption Price represents the fair market value of the Common Stock for purposes of our Opinion and, accordingly, we have not performed an independent analysis regarding the fair market value of the Common Stock.

The Purchase Price assumes that, at the Closing, the Acquired Business on a consolidated basis does not have any net debt (including prepayment penalties that would be due if paid off at Closing) after deducting any excess cash on the balance sheet (“Net Debt”) and does have a normalized level of net working capital.

We have been retained only to advise the Board as to the fairness, from a financial point of view, to the Company of the Purchase Price to be paid by the Company in the Transaction for the Acquired Business. We have not been engaged to render any opinion with respect to the fairness of the Purchase Price to any other person or entity or as to any other aspect of the Transaction, and we specifically render no such opinion. We have not been engaged to serve as the financial advisor to the Board; we were not involved in the negotiation or structuring of the Transaction; we have not been engaged to do, and have not done, any legal or contract review or (except as is customary in engagements of this type) any other due diligence review of the Transaction and the Acquired Business, or any projections related thereto; and we have not been asked to consider any non- financial elements of the Transaction or any other alternatives that might be available to the Board.

In valuing the Acquired Business and, for purposes of our Opinion, we have looked solely at the equity value of the Acquired Business as a going concern and on a standalone basis immediately prior to the Transaction Date and have not considered any impact on value (positive or negative) of the consummation of the Transaction on the value of the Acquired Business.

We understand that, in conjunction with the Transaction, certain employees of Apollomics may enter into employment agreements with the surviving entity, and that certain equity of the surviving entity may be reserved for issuance pursuant to stock bonus arrangements and that certain unvested stock options will be rolled into that program. Our Opinion does not address the fairness of such agreements or stock bonus arrangements. We further understand that, in conjunction with the Transaction, the Company is making certain commitments with respect to the future financing or funding of the Acquired Business. Our Opinion has assigned no value to such future financing or funding commitments. We have not assessed or valued any differences that may exist between the rights, privileged and preferences afforded by the Common Stock and those afforded by the Apollomics Common Stock to be distributed in the Transaction, or the impact of the dilution of the equity or voting interests of the Company’s shareholders or any changes in management or control of the Company resulting from the Transaction.

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the Company or Apollomics or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment, to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, iii) not conducted any independent valuation or appraisal of any specific assets of the Company or Apollomics or any appraisal or estimate of any specific liabilities of the Company or Apollomics, and iv) assumed that there are no contingent or off-balance sheet assets or liabilities of the Company or Apollomics that have not been disclosed in writing to us. With respect to the financial forecasts or projections

Annex H-2

Board of Directors of Maxpro Capital Acquisition Corp. September 7, 2022 Page 3

relating to Apollomics, with your consent, we have assumed that such forecasts or projections have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of Apollomics as to the future financial performance of that company and, accordingly, take no responsibility for, and express no view as to, such financial forecasts or projections or the assumptions on which they are based. With the Board’s approval, we have assumed that the management of Apollomics executes on its business plan in accordance with its projections, and that all documents related to the Transaction filed with the Securities and Exchange Commission comply with all applicable laws and regulations.

Except as otherwise provide herein, our Opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Transaction as of any other date. Likewise, our Opinion, is based on the factual circumstances, agreements, and terms, as they exist and are known to us at the date of our Opinion. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.

Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Board or the shareholders of the Company, the equity holders of Apollomics or any other person or entity as to any action the Board, the shareholders of Company, the equity holders of Apollomics or any other person or entity should take, or omit to take, in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the Transaction or the underlying decision by the Board to engage in the Transaction or the relative merits of any alternatives that may be available to Company. Our Opinion addresses only certain financial aspects of the Transaction and does not address any other aspect of the Transaction. Our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters.

Subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the Company in the Transaction for the Acquired Business as provided in the Merger Agreement is fair to the Company from a financial point of view.

Very truly yours,

/s/ Marshall & Stevens Transaction Advisory Services LLC

Marshall & Stevens Transaction Advisory Services LLC

File No. 34-36-63364

Annex H-3

ANNEX I

21783 Maxpro Capital Acq. Proxy Card Rev9 Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE Vote by - Internet 24 Hours - a QUICK Day, 7 Days a Week EASY or by Mail MAXPRO CAPITAL ACQUISITION CORP. Your vote Internet your shares vote authorizes in the same the manner named as proxies if you marked, Votes submitted signed and electronically returned your over proxy the Internet card. must on March be received 19, 2023. by 11:59 p.m., Eastern Time, INTERNET - www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting - If you plan to attend the virtual online special meeting, you will need your 12 digit control number to vote electronically at the https://www special meeting .cstproxy . To attend: .com/ maxprocapitalacquisition/2023 MAIL - Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" (1) The Business Combination Proposal - To consider and vote upon a proposal to approve the Business Combination Agreement, dated as of September 14, 2022 as amended by that certain Amendment No. 1 to Business Combination Agreement, dated as of February 9, 2023, (the "Business Combination Agreement"), a copy of which is attached to the accompanying proxy statement as Annex A, by and among Maxpro, Apollomics Inc., a Cayman Islands exempted company ("Apollomics"), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly- owned subsidiary of Apollomics ("Merger Sub"), and to approve the transactions contemplated therein, including the business combination whereby Merger Sub will merge with and into Maxpro on the closing of the business combination, with Maxpro continuing as the surviving company, as a result of which Maxpro will become a wholly-owned subsidiary of Apollomics. (2) The Advisory Charter Proposals - To consider and vote upon proposals to approve and adopt, on a non-binding advisory basis, certain governance provisions in the proposed memorandum and articles of association of Apollomics Inc. post-closing (the "Proposed MAA"), which are being presented separately in accordance with the U.S. Securities and Exchange Commission ("SEC") guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as three sub-proposals: Proposal No. 2A: A proposal to increase the total number of authorized shares to 650,000,000 shares, consisting of (i) 500,000,000 Apollomics Class A Ordinary Shares of par value US$0.0001, (ii) 100,000,000 Apollomics Class B Ordinary Shares of par value US$0.0001, and 50,000,000 Apollomics Preference Shares of par value US$0.0001; Proposal No. 2B: A proposal to require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares voting in person or by proxy at a general meeting, to make amendments to the Proposed MAA; Proposal No. 2C: A proposal to provide that directors FOR AGAINST ABSTAIN may only be removed for cause and by a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two- thirds of the ordinary shares voting in person or by proxy at a general meeting. PROPOSALS 1 THROUGH 3 (3) The Stockholder Adjournment Proposal - To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, otherwise in connection with, the approval of Business Combination Proposal Maxpro determines that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived. STOCKHOLDER CERTIFICATION: I hereby certify that I am not acting in concert, or as a "group" (as defined Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other stockholder with respect to the shares of common stock of Maxpro Capital Acquisition Corp. owned by me. I further certify that I am not exercising Redemption Rights with respect to 15% or more of Maxpro Capital Acquisition Corp. Public Shares (as defined in the accompanying proxy statement/prospectus). MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY ANY VOTES RECEIVED AFTER THE POLLS ARE CLOSED WILL NOT BE COUNTED. Signature Signature, if held jointly Date, 2023 Note: Signature should agree with name printed hereon. If shares of common stock are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. If stockholder is a corporation, sign in corporate name by an authorized officer, giving full title as such. If stockholder is a partnership, sign in partnership name by an authorized person, giving full title as such.

Annex I-1

21783 Maxpro Capital Acq. Proxy Card Rev9 Back Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on March 20, 2023 This notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/maxprocapitalacquisition/2023 FOLD HERE " DO NOT SEPARATE " INSERT IN ENVELOPE PROVIDED i 3 PROXY CARD FOR THE SPECIAL MEETING OF STOCKHOLDERS OF MAXPRO CAPITAL ACQUISITION CORP. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice dated February 28, 2023 and Proxy Statement, dated February 28, 2023, in connection with the Meeting") Special Meeting to be held at 11:00 a.m. Eastern Time on March 20, 2023 via live webcast (the "Special for the sole purpose of considering and voting upon the following proposals, and hereby appoints Hong-Jung (Moses) Chen and Wey-Chuan (Albert) Gau (the "Proxies") as proxies and each of them with full power to act without the other, each with the power to appoint a substitute and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all shares of common stock of Maxpro Capital Acquisition Corp. ("Maxpro") held of record by the undersigned on February 16, 2023 at the Special Meeting or any postponement or adjournment thereof. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and, unless such authority is withheld on the proxy card, in the Proxies' discretion on such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said Special Meeting. IN THE THE MANNER SHARES DIRECTED REPRESENTED HEREIN BY THIS BY THE PROXY UNDERSIGNED WHEN PROPERLY STOCKHOLDER. EXECUTED IF WILL NO BE SPECIFIC VOTED EXECUTED, DIRECTION WILL IS GIVEN BE VOTED AS TO "FOR" THE PROPOSALS PROPOSALS 1, ON 2A, THE 2B, 2C REVERSE AND 3. PLEASE SIDE, THIS MARK, PROXY, SIGN, WHEN DATE, AND RETURN THE PROXY CARD PROMPTLY. PLEASE THIS DETACH PROXY ALONG REVOKES PERFORATED ALL PRIOR LINE PROXIES AND GIVEN MAIL IN BY THE THE ENVELOPE UNDERSIGNED. PROVIDED. (Continued and to be marked, dated and signed on reverse side)

Annex I-2